As filed with United States Securities and Exchange Commission on November 1, 2021

Registration No: 333-258747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

AMENDMENT NO. 2
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________

OMNICHANNEL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

_____________________

Delaware	6770	85-3113789
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

First Floor West
51 John F. Kennedy Parkway
Millburn, NJ 07078
(908) 271-6641
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_____________________

Matt Higgins
Chief Executive Officer
Omnichannel Acquisition Corp.
First Floor West
51 John F. Kennedy Parkway
Millburn, NJ 07078
(908) 271-6641
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________

Copies to:

David A. Sakowitz Kyle S. Gann Bradley C. Vaiana Winston & Strawn LLP 200 Park Avenue New York, NY 10166 (212) 294-6700	Sean Harper Kin Insurance Inc. 55 W. Monroe, Suite 2200 Chicago, IL 60603 (855) 216-7674	John M. Greer Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, TX 77002 (713) 546-5400

_____________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the transactions contemplated by the Business Combination Agreement described in the included proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐	Large accelerated filer	☐	Accelerated filer
☒	Non-accelerated filer	☒	Smaller reporting company
		☒	Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐	Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(5)		Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee(10)
Common Stock, par value $0.0001 per share	90,252,042	(2)	$9.82		$886,275,055.55	(6)	$96,692.61	(7)
Warrants(3)	5,268,816		$1.055		$5,558,600.88	(8)	$606.44	(8)
Common Stock issuable upon exercise of Warrants(4)	5,268,816		$—	(9)	$—	(9)	$—
Total	95,520,858				$891,833,656.43		$97,299.05	(11)

____________

(1)      All securities being registered will be issued by Omnichannel Acquisition Corp., a Delaware corporation (“Omnichannel”). In connection with the consummation of the Business Combination described in this registration statement and the enclosed proxy statement/prospectus (the “Business Combination”), Omnichannel will be renamed “Kin Holdings, Inc.” and is referred to herein as “Pubco” as of the time following such change of name. In connection with the Business Combination, among other things, (i) Merger Sub will merge with and into Kin, with Kin surviving the merger and continuing as a subsidiary of Pubco, (ii) each share of Omnichannel’s Class A common stock will remain outstanding and automatically become a share of Pubco common stock and (ii) each share of Omnichannel’s Class B common stock will be converted into one share of Pubco common stock.

(2)      Consists of an aggregate of 90,252,042 shares of Pubco common stock issuable in exchange for 2,160,123 shares of common stock, par value $0.0001 per share (“Kin common stock”), of Kin Insurance Inc. (“Kin”) and 8,348,842 shares of Kin preferred stock, par value $0.0001 per share (“Kin preferred stock”).

(3)      A total of 613,502 Kin warrants will automatically convert into Pubco warrants upon the consummation of the Business Combination as described in the proxy statement/prospectus included herein.

(4)      Consists of shares of Pubco common stock issuable upon exercise of Pubco warrants. Each Pubco warrant will entitle the warrant holder to purchase one share of Pubco common stock at a price of $11.50 per share (subject to adjustment).

(5)      Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), an indeterminable number of additional securities are also being registered to prevent dilution resulting from stock splits, share dividends or similar transactions.

(6)      Pursuant to Rules 457(c) and 457(f)(1) under the Securities Act, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the product obtained by multiplying $9.82, which represents the average of the high and low prices of Omnichannel common stock on the New York Stock Exchange on August 9, 2021, by 90,252,042, the estimated number of shares of Pubco common stock that will be issued to holders of Kin common stock and Kin preferred stock in connection with the Business Combination.

(7)      Calculated pursuant to Rule 457 under the Securities Act by multiplying the proposed maximum aggregate offering price of securities to be registered by Omnichannel.

(8)      Pursuant to Rules 457(c) and 457(f)(1) under the Securities Act, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the product obtained by multiplying $1.055, which represents the average of the high and low prices of Omnichannel warrants on the New York Stock Exchange on August 9, 2021, by 5,268,816, the estimated number of Pubco warrants that will be issued in exchange for the Kin warrants upon the consummation of the Business Combination as described in the proxy statement/prospectus included herein.

(9)      No separate registration fee required pursuant to Rule 457(g) under the Securities Act. Pursuant to Rule 457(g)(1) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price of the Pubco common stock underlying the Pubco warrants is calculated based on an exercise price of $11.50 per share.

(10)    Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $109.10 per $1,000,000 of the proposed maximum aggregate offering price.

(11)    Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION DATED NOVEMBER 1, 2021

PROXY STATEMENT OF OMNICHANNEL ACQUISITION CORP.

PROSPECTUS FOR
95,520,858 SHARES OF COMMON STOCK (INCLUDING SHARES OF COMMON STOCK
UNDERLYING 5,268,816 WARRANTS) AND
5,268,816 WARRANTS
OF OMNICHANNEL ACQUISITION CORP.

(WHICH WILL BE RENAMED KIN HOLDINGS, INC.)

The board of directors of Omnichannel Acquisition Corp., a Delaware corporation (“Omnichannel,” “we,” “us” or “our”), has approved a business combination agreement, dated July 19, 2021, by and among Omnichannel, Omnichannel Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Kin Insurance, Inc., a Delaware corporation (“Kin”) (as it may be amended and/or restated from time to time, the “Business Combination Agreement”). If the Business Combination Agreement is adopted by Omnichannel’s stockholders and the transactions under the Business Combination Agreement are consummated, Merger Sub will merge with and into Kin with Kin surviving the merger as a wholly owned subsidiary of Omnichannel (the “Business Combination”). In addition, in connection with the consummation of the Business Combination, Omnichannel will be renamed “Kin Holdings, Inc.” and is referred to herein as “Pubco” as of the time following such change of name.

Immediately prior to the Effective Time, each share of Omnichannel Class B common stock that is issued and outstanding as of such time shall automatically convert in accordance with the terms of Omnichannel’s Certificate of Incorporation into one (1) share of Pubco common stock.

At the Effective Time of the Business Combination (the “Effective Time”), (i) each share of Kin Series C preferred stock, Kin Series B preferred stock, Kin Series A preferred stock and Kin Series Seed preferred stock (collectively, the “Kin preferred stock”) shall be converted into Kin common stock (the “Preferred Stock Conversion”), and (ii) immediately following the consummation of the Preferred Stock Conversion, Kin common stock (including Kin preferred stock converted in connection with the Preferred Stock Conversion) shall be converted into the right to receive the Per Share Consideration, which will be in the form of Pubco common stock (“Pubco common stock”). The consummation of the Business Combination is conditioned upon, among other things, Omnichannel having an aggregate cash amount of at least $200 million available at Closing from the Trust Account and the PIPE Investors (the “Minimum Cash Condition”) (though this condition may be waived by Kin).

Effective as of the Effective Time, (i) each outstanding option to purchase shares of Kin preferred stock or Kin common stock (each, a “Kin Option”) that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be assumed by Omnichannel and shall be converted into an option to acquire shares of Pubco common stock with the same terms and conditions as applied to the Kin Option immediately prior to the Effective Time (a “Pubco Option”); provided, that the number of shares underlying such Pubco Options will be determined by multiplying the number of shares of the Kin common stock subject to such Kin Option immediately prior to the Effective Time, by the Exchange Ratio, the product of which shall be rounded down to the nearest whole number of shares, and the exercise price of each Pubco Option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, the quotient of which shall be rounded up to the nearest whole cent.

Effective as of the Effective Time, each outstanding warrant to acquire shares of Kin preferred stock or Kin common stock (each, a “Kin Warrant”) that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms, by virtue of the Business Combination and without any action on the part of Omnichannel, Kin or the holder of any such Kin Warrant, shall be assumed by Omnichannel and shall be converted into a warrant to acquire shares of Pubco common stock with the same terms and conditions as applied to the Kin Warrant immediately prior to the Effective Time (a “Pubco Warrant”); provided, that the number of shares underlying such Pubco Warrants will be determined by multiplying the number of shares of the Kin common stock or the Kin preferred stock subject to such Kin Warrant immediately prior to the Effective Time by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the exercise price of each Pubco Warrant will be determined by dividing the per share exercise price of such Kin Warrant immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each award of restricted stock units relating to shares of Kin common stock (whether vested or unvested) that is outstanding immediately prior to the Effective Time (each, a “Kin Restricted Stock Unit Award”) shall be converted into an award of restricted stock units relating to shares of Pubco common stock (each, a “Pubco Restricted Stock Unit Award”) with substantially the same terms and conditions as were applicable to such Kin Restricted Stock Unit award immediately prior to the Effective Time, except that such Pubco Restricted Stock Unit Award shall represent a right to receive a number of shares of Pubco common stock determined by multiplying the number of shares of Kin common stock subject to such Kin Restricted Stock Unit Award immediately prior to the Effective Time by the Exchange Ratio, with any fractional shares rounded down to the nearest whole share.

The Business Combination Agreement ascribes a pre-closing equity value to the aggregate consideration to be received by holders of outstanding shares of Kin capital stock and vested Kin options of $961 million, which is based on an assumed value of $10.00 per share of Pubco common stock. The pre-closing equity value excludes the value of the consideration to be received by holders of outstanding unvested Kin options, Kin warrants and Kin Restricted Stock Unit awards, which will convert into Pubco Options, Pubco Warrants and Pubco Restricted Stock Unit Awards, respectively, at the Effective Time. The closing of the Business Combination will not result in the accelerated or automatic vesting of any Kin options, Kin warrants or Kin Restricted Stock Unit Awards.

In connection with the execution of the Business Combination Agreement, Omnichannel entered into subscription agreements (the “Subscription Agreements”) with certain institutional investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and Omnichannel agreed to issue and sell to the PIPE Investors, an aggregate of 8,042,500 shares of Omnichannel Class A common stock for a purchase price of $10.00 per share, or an aggregate of $80,425,000. The shares of Omnichannel Class A common stock to be issued pursuant to the Subscription Agreements will not be registered under the Securities Act, and will be issued in reliance upon the exemption provided under Section 4(a)(2) of the Securities Act.

Immediately following consummation of the Business Combination, Kin’s current stockholders will have, under both the no redemption and maximum redemption scenarios, approximately 74.8% of the voting rights in Pubco assuming no Omnichannel stockholder elects to redeem its shares prior to closing and 80.1% of the voting rights in Pubco assuming Omnichannel stockholders holding the maximum number of shares that could be redeemed while still causing Omnichannel to meet the Minimum Cash Condition actually redeem such shares.

Omnichannel’s units, Class A common stock and Public warrants are publicly traded on the New York Stock Exchange (“NYSE”) under the symbols “OCA.U”, “OCA” and “OCAW”, respectively. Omnichannel intends to apply to list the Pubco common stock and Public warrants on the NYSE under the symbols “KI” and “KIW”, respectively, upon the Closing of the Business Combination. Pubco will not have units traded following the Closing of the Business Combination.

Omnichannel will hold a special meeting of stockholders (the “Special Meeting”) to consider matters relating to the Business Combination. Omnichannel cannot complete the Business Combination unless Omnichannel’s stockholders consent to the approval of the Business Combination Agreement and the transactions contemplated thereby. Omnichannel is sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus.

Unless adjourned, the Special Meeting of the stockholders of Omnichannel will be held at _______________, New York City time, on _____________, 2021 at _____________________. In light of ongoing developments related to the novel coronavirus (COVID-19), after careful consideration, Omnichannel has determined that the Special Meeting will be a virtual meeting conducted exclusively via live webcast in order to facilitate stockholder attendance and participation while safeguarding the health and safety of our stockholders, directors and management team. You or your proxyholder will be able to attend the virtual Special Meeting online, vote, view the list of stockholders entitled to vote at the Special Meeting and submit questions during the Special Meeting by visiting _____________ and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus.

This proxy statement/prospectus provides you with detailed information about the Business Combination. It also contains or references information about Omnichannel and Pubco and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 40 for a discussion of the risks you should consider in evaluating the Business Combination and how it will affect you.

If you have any questions or need assistance voting your common stock, please contact Morrow Sodali LLC (“Morrow Sodali”), our proxy solicitor, by calling toll-free (800) 662-5200. Banks and brokers can call collect at (203) 658-9400, or by emailing OCA.info@investor.morrowsodali.com. This notice of Special Meeting is and the proxy statement/prospectus relating to the Business Combination will be available at _______________.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Business Combination or the other transactions contemplated thereby, as described in this proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated ___________, 2021, and is first being mailed to stockholders of Omnichannel on or about ___________, 2021.

Omnichannel Acquisition Corp.
First Floor West
51 John F. Kennedy Parkway
Millburn, NJ 07078

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON _______, 2021
TO THE STOCKHOLDERS OF OMNICHANNEL ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that a special meeting (the “Special Meeting”) of the stockholders of Omnichannel Acquisition Corp., a Delaware corporation (“Omnichannel,” “we,” “us” or “our”), will be held at ______ a.m., New York City time, on __________, 2021 at ___________. You are cordially invited to attend the Special Meeting, which will be held for the following purposes:

(a)     Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve the business combination agreement, dated as of July 19, 2021 (as may be amended and/or restated from time to time, the “Business Combination Agreement”), by and among Omnichannel, Omnichannel Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Kin Insurance, Inc., a Delaware corporation (“Kin”), and the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into Kin with Kin surviving the merger as a wholly owned subsidiary of Omnichannel (the transactions contemplated by the Business Combination Agreement, the “Business Combination” and such proposal, the “Business Combination Proposal”);

(b)    Proposal No. 2 — The Charter Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the proposed second amended and restated certificate of incorporation of Omnichannel (the “Proposed Charter”), which will replace Omnichannel’s amended and restated certificate of incorporation, dated November 19, 2020 (the “Current Charter”) and will be in effect upon the Closing of the Business Combination (we refer to such proposal as the “Charter Proposal”);

(c)     Proposal No. 3 — The Advisory Charter Proposals — to consider and vote upon separate proposals to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter, as seven separate sub-proposals (we refer to such proposals as the “Advisory Charter Proposals”):

(i)     Advisory Charter Proposal A — Under the Proposed Charter, Pubco will be authorized to issue
             shares of capital stock, consisting of (i)              shares of Pubco common stock, par value $0.0001 per share, and (ii)              shares of Pubco preferred stock, par value $0.0001 per share, as opposed to the Current Charter authorizing Omnichannel to issue 401,000,000 shares of capital stock, consisting of (a) 400,000,000 shares of common stock, including 380,000,000 shares of Class A common stock, par value $0.0001 per share, and 20,000,000 shares of Class B common stock, par value $0.0001 per share, and (b) 1,000,000 shares of preferred stock, par value $0.0001 per share;

(ii)    Advisory Charter Proposal B — Omnichannel’s stockholders are being asked to approve the reclassification of Pubco’s common stock to a single class. The Proposed Charter provides for the issuance of common stock and preferred stock, and does not provide for the issuance of Class A and Class B common stock. At the Effective Time, any distinction between the rights of Class A and Class B common stock will not survive the reclassification/conversion to Pubco common stock. Pursuant to the Current Charter, and at the Effective Time of the Business Combination, each share of Omnichannel Class A common stock will be reclassified as Pubco common stock and each share of Omnichannel Class B common stock will be converted into one (1) share of Pubco common stock;

(iii)   Advisory Charter Proposal C — Omnichannel’s stockholders are being asked to approve the provision in the Proposed Charter providing that a director may only be removed only for cause and only by the affirmative vote of at least two-thirds (66 2/3%) of the shares entitled to vote at an election of directors. Under the Current Charter, director removal requires an affirmative vote of a majority of the shares of Omnichannel Class B common stock;

(iv)   Advisory Charter Proposal D — Amendments to certain provisions of the Proposed Charter require the affirmative vote of at least two-thirds (66 and 2/3%) of the total voting power of all the then outstanding shares entitled to vote thereon, voting together as a single class, rather than by an affirmative vote of a majority of the shares entitled to vote under the Current Charter (and, for the provisions concerning election and removal of directors by shareholder vote, approval of a majority of at least 90% of Omnichannel’s Class B common stock voting);

(v)    Advisory Charter Proposal E — The bylaws of Pubco may be amended, altered or repealed or adopted by the affirmative vote of the holders of at least two-thirds (66⅔%) of the voting power of all of the then outstanding shares of voting stock of Pubco entitled to vote generally in an election of directors, as opposed to the bylaws of Omnichannel requiring the approval of a majority of the board of directors of Omnichannel or by the affirmative vote of the holders of a majority of Omnichannel’s outstanding shares;

(d)    Proposal No. 4 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Charter Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of the NYSE, the issuance of (x) shares of Omnichannel Class A common stock pursuant to the terms of the Business Combination Agreement and (y) shares of Omnichannel Class A common stock to certain institutional investors (the “PIPE Investors”) in connection with the Private Placement, plus any additional shares pursuant to subscription agreements we may enter into prior to Closing (we refer to this proposal as the “Stock Issuance Proposal”);

(e)     Proposal No. 5 — The Incentive Plan Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposal are approved and adopted, the Kin Insurance Inc. 2021 Omnibus Incentive Equity Plan (the “Incentive Plan”), a copy of which is attached to this proxy statement/prospectus as Annex             , including the authorization of the initial share reserve under the Incentive Plan (the “Incentive Plan Proposal”); and

(f)     Proposal No. 6 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Business Combination Proposal, the Charter Proposal, the Stock Issuance Proposal and the Incentive Plan Proposal (together the “condition precedent proposals”) would not be duly approved and adopted by our stockholders or we determine that one or more of the Closing conditions under the Business Combination Agreement is not satisfied or waived (we refer to this proposal as the “Adjournment Proposal”);

(g)    Proposal No. 7 — The ESPP Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposal are approved and adopted, the Kin Insurance 2021 Employee Stock Purchase Plan (the “ESPP”), a copy of which is attached to this proxy statement/prospectus as Annex             , including the authorization of the initial share reserve under the ESPP (the “ESPP Proposal”);

Only holders of record of shares of Omnichannel’s Class A common stock and Class B common stock (collectively, “Omnichannel Shares”) at the close of business on             , 2021 are entitled to notice of and to vote and have their votes counted at the Special Meeting and any further adjournments or postponements of the Special Meeting.

We will provide you with the proxy statement/prospectus and a proxy card in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournment of the Special Meeting. Whether or not you plan to attend the Special Meeting, we urge you to read, when available, the proxy statement/prospectus (and any documents incorporated into the proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors.”

After careful consideration, Omnichannel’s board of directors has determined that each of the Business Combination Proposal, the Charter Proposal, the Advisory Charter Proposals, the Stock Issuance Proposal, the Incentive Plan Proposal, the Adjournment Proposal and the ESPP Proposal are in the best interests of Omnichannel and its stockholders and recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of Omnichannel’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of Omnichannel and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Omnichannel’s Directors and Officers in the Business Combination” in the proxy statement/prospectus for a further discussion.

Under the Business Combination Agreement, the approval of the condition precedent proposals presented at the Special Meeting is a condition to the consummation of the Business Combination. The adoption of each condition precedent proposal is conditioned on the approval of all of the condition precedent proposals. If our stockholders do not approve each of the condition precedent proposals, the Business Combination may not be consummated. The Adjournment Proposal and the Advisory Charter Proposals are not conditioned on the approval of any other proposal.

In connection with the Initial Public Offering, our sponsor, Omnichannel Sponsor LLC, a Delaware limited liability company, and certain of our employees, officers and directors entered into a letter agreement to vote their Omnichannel Shares owned by them in favor of the Business Combination Proposal, and we also expect them to vote their shares in favor of all other proposals being presented at the Special Meeting. As of the date hereof, such persons and entities collectively own 20% of our total outstanding common stock.

Pursuant to the Current Charter, a holder of public shares (a “public stockholder”) may request that Omnichannel redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a public stockholder, and assuming the Business Combination is consummated, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)     (a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and Public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)    prior to _________, New York City time, on _________________, 2021, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to Continental Stock Transfer & Trust Company, Omnichannel’s transfer agent (the “transfer agent”), that Omnichannel redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through the Depository Trust Company (“DTC”).

Holders of units must elect to separate the underlying public shares and Public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and Public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent, directly and instruct it to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If a public stockholder properly exercises its right to redeem its public shares and timely delivers its shares to the transfer agent, we will redeem each public share for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account established in connection with the Initial Public Offering (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. For illustrative purposes, as of August 24, 2021, this would have amounted to approximately $10.00 per public share. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with our consent, until the Closing (as defined below). If a holder of a public share delivers its shares in connection with an election to redeem and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that Omnichannel instruct the transfer agent to return the shares (physically or electronically). The holder can make such a request by contacting the transfer agent at the address or email address listed in this proxy statement/prospectus. See “The Special Meeting — Redemption Rights” in the proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Furthermore, Omnichannel entered into subscription agreements (the “Subscription Agreements”) with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase immediately prior to the Closing an aggregate of 8,042,500 shares of Omnichannel Class A common stock at a purchase price of $10.00 per share. In connection with the Closing, all of the issued and outstanding shares of Omnichannel Class A common stock, including the shares of Omnichannel common stock issued to the PIPE Investors, will be exchanged, on a one-for-one basis, for shares of Pubco common stock.

All Omnichannel stockholders are cordially invited to attend the Special Meeting which will be held in virtual format. You will not be able to physically attend the Special Meeting. To ensure your representation at the Special Meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible. If you are a stockholder of record holding shares of Omnichannel Shares, you may also cast your vote at the Special Meeting electronically by visiting _____________. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Special Meeting and vote electronically, obtain a proxy from your broker or bank. The Charter Proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Omnichannel Shares, voting as a single class. Accordingly, if you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as a vote “AGAINST” the Charter Proposal. Because approval of the other proposals only requires a majority of the votes cast, assuming a quorum is established at the Special Meeting, if you do not vote or do not instruct your broker or bank how to vote, it will have no effect on these other proposals because such action would not count as a vote cast at the Special Meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

If you have any questions or need assistance voting your common stock, please contact Morrow Sodali LLC (“Morrow Sodali”), our proxy solicitor, by calling toll-free (800) 662-5200. Banks and brokers can call collect at (203) 658-9400, or by emailing OCA.info@investor.morrowsodali.com. This notice of special meeting is and the proxy statement/prospectus relating to the Business Combination will be available at _______________.

Thank you for your participation. We look forward to your continued support.

________________________, 2021

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD SHARES OF OMNICHANNEL CLASS A COMMON STOCK THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF OMNICHANNEL CLASS A COMMON STOCK AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (III) DELIVER YOUR SHARES OF OMNICHANNEL CLASS A COMMON STOCK TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT

BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE SPECIAL MEETING — REDEMPTION RIGHTS” IN THIS PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Omnichannel, constitutes a prospectus of Omnichannel under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock of Omnichannel to be issued to Kin’s stockholders under the Business Combination Agreement. This document also constitutes a proxy statement of Omnichannel under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to Omnichannel stockholders nor the issuance by Omnichannel of its common stock in connection with the Business Combination will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding Omnichannel has been provided by Omnichannel and information contained in this proxy statement/prospectus regarding Kin has been provided by Kin.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus contains information concerning the market and industry in which Kin conducts its business. Kin operates in an industry in which it is difficult to obtain precise industry and market information. Kin has obtained market and industry data in this proxy statement/prospectus from industry publications and from surveys or studies conducted by third parties that it believes to be reliable. Kin assumes liability for the accuracy and completeness of such information to the extent included in this proxy statement/prospectus, but it has not independently verified the market and industry data contained in this proxy statement/prospectus or the underlying assumptions relied on therein. As a result, you should be aware that any such market, industry and other similar data may not be reliable. While Kin is not aware of any misstatements regarding any industry data presented in this proxy statement/prospectus, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the section entitled “Risk Factors” below.

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ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Omnichannel from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov. You can also obtain the documents incorporated by reference into this proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the following address and telephone number:

Omnichannel Acquisition Corp.
First Floor West
51 John F. Kennedy Parkway
Millburn, NJ 07078
Telephone: (908) 271-6641
Attention: CFO
or
Morrow Sodali LLC
Address: 470 West Avenue
Telephone: Stamford, CT 06902
(banks and brokers can call collect at (203) 658-9400
Email: OCA.info@investor.morrowsodali.com

To obtain timely delivery, Omnichannel stockholders must request the materials no later than five business days prior to the Special Meeting.

You also may obtain additional proxy cards and other information related to the proxy solicitation by contacting the appropriate contact listed above. You will not be charged for any of these documents that you request.

For a more detailed description of the information incorporated by reference in this proxy statement/prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information” beginning on page 313.

CERTAIN DEFINED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our” and “Omnichannel” refer to Omnichannel Acquisition Corp., and the terms “Pubco,” “combined company” and “post- combination company” refer to Pubco and its subsidiaries following the consummation of the Business Combination. The term “Company” shall refer to Omnichannel prior to the Business Combination and to Pubco after the Business Combination.

In this document:

“Ancillary Agreements”

means such documents as are described in the section entitled “Ancillary Agreements Related to the Business Combination”, and includes the Sponsor Letter Agreement, the Subscription Agreements, the Transaction Support Agreement, the Lockup Agreement, the Registration Rights Agreement, and each other agreement, document, instrument and/or certificate contemplated by the Business Combination Agreement and executed or to be executed in connection with the Business Combination.

“Business Combination”

means the transactions contemplated by the Business Combination Agreement, including the merger of Merger Sub with and into Kin, pursuant to which (i) Kin survives the merger as a wholly owned subsidiary of Pubco and (ii) the Kin stockholders and holders of Kin Options and warrants exchange their Kin capital stock and Kin Options and warrants for equity interests in Pubco, as further described herein.

“Business Combination Agreement”	means that Business Combination Agreement, dated as of July 19, 2021, by and among Omnichannel, Merger Sub and Kin.
“Closing”	means the closing of the Business Combination.
“Closing Date”	means the closing date of the Business Combination.
“Company Equity Plan”

means (a) Kin’s Amended and Restated 2017 Equity Incentive Plan and (b) each other plan that provides for the award to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company of rights of any kind to receive Equity Securities of any Group Company or benefits measured in whole or in part by reference to Equity Securities of any Group Company.

“Company Material Adverse Effect”	has the meaning set forth in the Business Combination Agreement and in the section entitled “The Business Combination Agreement — Termination.”
“Code”	means the Internal Revenue Code of 1986, as amended.
“Continental”	means Continental Stock Transfer and Trust Company, a New York corporation.
“Current Charter”	means Omnichannel’s amended and restated certificate of incorporation, dated November 19, 2020.
“DGCL”	means the General Corporation Law of the State of Delaware.
“Director Nomination Agreement”	means the Director Nomination Agreement, substantially in the form attached hereto as Annex E and to be entered at the Closing, between Pubco and the Sponsor.
“DTC”	means The Depository Trust Company.
“Equity Securities”

means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA”	means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act”	means the Securities Exchange Act of 1934, as amended.
“Exchange Ratio”	means 8.5881.
“FASB”	means the Financial Accounting Standards Board.
“FLOIR”	means the Florida Office of Insurance Regulation.
“Florida Change of Control Filing”	shall mean the filing made by Omnichannel with the FLOIR to seek approval of the Transactions.
“Founder Shares”

means the Omnichannel Class B common stock initially purchased by the Sponsor in a private placement prior to the Initial Public Offering and, after the Business Combination, the Omnichannel Class A common stock that will be issued upon the automatic conversion of such Omnichannel Class B common stock.

“GAAP”	means United States generally accepted accounting principles.
“Group Company” or “Group Companies”	means, collectively, Kin and its subsidiaries.
“HSR Act”	means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Initial Public Offering”

means Omnichannel’s initial public offering, consummated on November 24, 2020, resulting in the sale of 20,650,000 units at $10.00 per unit, including the issuance of 650,000 units as a result of the underwriters’ partial exercise of their over-allotment option on November 30, 2020.

“Initial Stockholders”	means the Sponsor and any other holder of the Founder Shares (or their permitted transferees).
“Investment Company Act”	means the Investment Company Act of 1940, as amended.
“JOBS Act”	means the Jumpstart Our Business Startups Act of 2012.
“Kin”	means Kin Insurance, Inc., a Delaware corporation.
“Kin Acquisition Proposal”

means any proposal or offer from any person or “group” (as defined in the Exchange Act) (other than Omnichannel, Merger Sub or their respective affiliates) relating to, in a single transaction or a series of related transactions, (a) any merger, consolidation or business combination involving Kin or any of its subsidiaries, (b) any transfer, purchase or sale of the beneficial ownership of shares of capital stock or other securities of Kin or any of its subsidiaries representing 15% of more of the voting power of the shares of capital stock or other equity securities of Kin or any of its subsidiaries, (c) any sale, lease, exchange, transfer or other disposition of the property and assets of Kin and/or one or more of its subsidiaries, constituting 15% or more of the property and assets of Kin and its subsidiaries, taken as a whole, (d) any reorganization, recapitalization, liquidation or dissolution of the Company or any of its Subsidiaries, or (e) any other transaction having a similar effect to those described in the foregoing clauses (a) – (d).

“Kin capital stock”	means the Kin common stock and each other class or series of capital stock of Kin (including preferred stock).
“Kin common stock”	means the common stock, par value $0.00001 per share, of Kin.
“Kin Option”	means each option to purchase shares of Kin common stock.
“Kin Restricted Stock Unit”	means an award, granted under the Company Equity Plan, to receive a share of Kin common stock or cash in lieu thereof on a future date or event.
“Kin stockholder”	means each holder of Kin capital stock.

“Kin Stockholder Approval”

means the affirmative vote or written consent of the holders of Kin capital stock holding more than fifty percent (50%) of the then issued and outstanding Kin capital stock, on an as-converted basis, approving the proposals for (i) the adoption and approval of the Business Combination Agreement and the Transactions and (ii) the adoption and approval of each other proposal reasonably agreed to by Kin and Omnichannel as necessary or appropriate in connection with the consummation of the Transactions that would require the approval of all or certain holders of Kin capital stock.

“Kin Warrant”	means each warrant to purchase shares of Kin capital stock.
“Lockup Agreement”	means the agreement described in the section entitled “Ancillary Agreements Related to the Business Combination — Lockup Agreement.”
“Merger Sub”	means Omnichannel Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Omnichannel.
“Morrow”	means Morrow Sodali LLC, proxy solicitor to Omnichannel.
“NYSE”	means the New York Stock Exchange.
“Omnichannel”	means Omnichannel Acquisition Corp., a Delaware corporation (which, after the Closing, is referred to in this document as Pubco).
“Omnichannel Board”	means the board of directors of Omnichannel.
“Omnichannel Class A common stock”	means the shares of Class A common stock, par value $0.0001 per share, of Omnichannel.
“Omnichannel Class B common stock”	means the shares of Class B common stock, par value $0.0001 per share, of Omnichannel.
“Omnichannel Shares”	means, collectively, the Omnichannel Class A common stock and Omnichannel Class B common stock.
“Omnichannel Stockholder”	means a holder of Omnichannel capital stock.
“Per Share Merger Consideration”

means with respect to any share of Kin common stock issued and outstanding immediately prior to the Effective Time, including those issued in connection with the conversion of the Kin preferred stock into Kin common stock, 8.5881 shares of Pubco common stock.

“PIPE Investors”	means certain institutional investors who are party to the Subscription Agreements.
“Private Placement”

means the issuance of an aggregate of 8,042,500 shares of Omnichannel Class A common stock pursuant to the Subscription Agreements to the PIPE Investors immediately before the Closing, at a purchase price of $10.00 per share.

“Private Placement Warrants”	means the 6,130,000 warrants issued to our Sponsor concurrently with the Initial Public Offering, each of which is exercisable for one share of Omnichannel Class A common stock.
“Proposed Charter”

means the proposed second amended and restated certificate of incorporation to be adopted by Omnichannel pursuant to the Charter Proposal immediately prior to the Closing (and which at and after the Closing will operate as the second amended and restated certificate of incorporation of Pubco), a copy of which is attached as Annex B to this proxy statement/prospectus.

“Pubco”	means Kin Holdings, Inc., a Delaware corporation (which, prior to consummation of the business combination, was known as Omnichannel Acquisition Corp. (“Omnichannel” herein)).
“Pubco Board”	means the board of directors of Pubco.
“Pubco common stock”	means the shares of common stock, par value $0.0001 per share, of Pubco.
“Pubco Management”	means the management of Pubco following the consummation of the Business Combination.
“Pubco Options”	means the options to purchase shares of Pubco common stock issued upon the conversion of the Kin Options assumed by Pubco at the Effective Time.
“Pubco Warrants”	means the warrants to purchase Pubco common stock issued upon the conversion of the Kin Warrants assumed by Pubco at the Effective Time.
“Public shares”	means shares of Omnichannel Class A common stock included in the units issued in the Initial Public Offering.
“Public stockholders”	means holders of public shares.
“Public warrants”	means the warrants included in the units issued in the Initial Public Offering, each of which is exercisable for one share of Omnichannel Class A common stock, in accordance with its terms.
“Reciprocal”	means Kin Interinsurance Network, a reciprocal insurance exchange organized under the laws of Florida.
“Registration Rights Agreement”	means the agreement described in the section entitled “Ancillary Agreements Related to the Business Combination — Registration Rights Agreement.”
“Regulatory Consent Authorities”	means the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, the FLOIR and TDI as applicable.
“SPAC Board”	means the board of directors of Omnichannel
“Special Meeting”	means a meeting of the stockholders of Omnichannel to be held for the purpose of approving the Transaction Proposals.
“Sponsor”	means Omnichannel Sponsor LLC, a Delaware limited liability company.
“Sponsor Letter Agreement”	means the agreement described in the section entitled “Ancillary Agreements Related to the Business Combination — Sponsor Letter Agreement.”
“Subscription Agreements”

means the subscription agreements, each dated as of July 19, 2021, between Omnichannel and the PIPE Investors, pursuant to which Omnichannel has agreed to issue an aggregate of 8,042,500 shares of Omnichannel Class A common stock to the PIPE Investors immediately before the Closing at a purchase price of $10.00 per share. The agreements are discussed further in the section entitled “Ancillary Agreements Related to the Business Combination — Subscription Agreements.”

“Surviving Company”	means the surviving corporation, Kin, resulting from the merger of Merger Sub with and into Kin.
“TDI”	means the Texas Department of Insurance.
“TDI Filing”

means, with respect to Kin and each of its subsidiaries holding a Texas insurance business entity license, the change of control Form FIN531 (the contents of which shall be mutually agreed upon by the Parties).

“Termination Date”	means April 19, 2022.
“Transaction”	means the Business Combination and the other transactions contemplated thereby.
“Transaction Proposals”

means the adoption and approval of the proposals detailed in the sections entitled “The Business Combination Proposal,” “The Charter Proposal,” “The Advisory Charter Proposals,” “The Stock Issuance Proposal,” “The Incentive Plan Proposal,” “The Adjournment Proposal”, and “The ESPP.” In addition, the Transaction Proposals include the adoption and approval of each other proposal that either the SEC or NYSE (or the respective staff members thereof) indicates is necessary in its comments to this Registration Statement/Proxy Statement or in correspondence related thereto and the adoption and approval of each other proposal reasonably agreed to by Omnichannel and Kin as necessary or appropriate in connection with the consummation of the Transactions.

“Transaction Support Agreement”	means the agreement described in the section entitled “Ancillary Agreements Related to the Business Combination — Transaction Support Agreements.”
“Transfer Agent”	means Continental Stock Transfer & Trust Company.
“Trust Account”	means the Trust Account of Omnichannel that holds the proceeds from Omnichannel’s Initial Public Offering and the private placement of the private placement warrants.
“Trust Agreement”	means that certain Investment Management Trust Agreement, dated as of November 19, 2020, between Omnichannel and the Trustee.
“Trustee”	means Continental Stock Transfer & Trust Company.
“Units”	means the units of Omnichannel, each consisting of one share of Omnichannel Class A common stock and one-half (1/2) of one Public warrant of Omnichannel.
“Warrant Agreement”	means the Warrant Agreement, dated as of November 19, 2020, by and between Omnichannel and Continental.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of Omnichannel and Kin. These statements are based on the beliefs and assumptions of the management of Omnichannel and Kin. Although Omnichannel and Kin believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Omnichannel nor Kin can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes”, “estimates”, “expects”, “projects”, “forecasts”, “may”, “will”, “should”, “seeks”, “plans”, “scheduled”, “anticipates” or “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, Kin’s management. Deloitte & Touche LLP, Kin’s independent auditor, has not examined, compiled or otherwise applied procedures with respect to the accompanying forward-looking financial information presented herein and, accordingly, expresses no opinion or any other form of assurance on it. The Deloitte & Touche LLP report included in this proxy statement/prospectus relates to historical financial information of Kin. It does not extend to the forward-looking information and should not be read as if it does. WithumSmith+Brown, PC, Omnichannel’s independent auditor, also has not examined, compiled or otherwise applied procedures with respect to the accompanying forward-looking financial information presented here in and, accordingly, expresses no opinion or any other form of assurance on it. The WithumSmith+Brown, PC report included in this proxy statement/prospectus relates to historical financial information of Omnichannel Acquisition Corp. It does not extend to the forward-looking information and should not be read as if it does. This proxy statement/prospectus includes forward-looking statements contained in this proxy statement/prospectus about Omnichannel and Kin prior to the Business Combination, and Pubco following the Business Combination, including those related to:

•        meeting the Closing conditions to the Business Combination, including approval by stockholders of Omnichannel and the availability of at least $200 million of cash from the proceeds received from the PIPE Investors and in Omnichannel’s Trust Account, after giving effect to redemptions of public shares, if any, or realizing the benefits expected from the Business Combination if it is consummated;

•        avoiding the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;

•        obtaining and/or maintaining the listing of Pubco’s common stock on the NYSE following the Business Combination;

•        retaining or recruiting, or making changes with respect to, its officers, key employees or directors following the Business Combination;

•        attracting and retaining successful relationships with customers;

•        complying with laws and regulations applicable to its business;

•        responding to market conditions and global and economic factors beyond Pubco’s control;

•        managing competition and competitive pressures from other companies worldwide in the industries in which the combined company will operate;

•        managing litigation and adequately protecting Pubco’s intellectual property rights; and

•        managing other factors detailed under the section entitled “Risk Factors.”

These and other factors that could cause actual results to differ from those implied by the forward- looking statements in this proxy statement/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this proxy statement/prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of Omnichannel and Kin prior to the Business Combination, and Pubco’s following the Business Combination. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can Omnichannel or Kin assess the impact of all such risk factors on the business of Omnichannel and Kin prior to the Business Combination, and Pubco following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to Omnichannel or Kin or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. Omnichannel and Kin prior to the Business Combination, and Pubco following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION
AND THE SPECIAL MEETING

The following are answers to certain questions that you may have regarding the Business Combination and the Special Meeting. Omnichannel urges you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this proxy statement/prospectus.

Q:     Why am I receiving this proxy statement/prospectus?

A:     Omnichannel is proposing to consummate the Business Combination with Kin. Omnichannel, Merger Sub and Kin have entered into the Business Combination Agreement, the terms of which are described in this proxy statement/prospectus. A copy of the Business Combination Agreement is attached hereto as Annex A. Omnichannel urges its stockholders to read the Business Combination Agreement in its entirety.

The Business Combination Agreement (and the Transaction Proposals other than the Charter Proposal) must be adopted by an affirmative vote of the holders of a majority of the common stock that are voted at the Special Meeting in accordance with Omnichannel’s Current Charter. In addition, the Charter Proposal requires the approval of a majority of the outstanding shares of common stock of Omnichannel. Omnichannel is holding a Special Meeting to obtain these approvals. Omnichannel’s stockholders will also be asked to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to adopt the Business Combination Agreement and the other Transaction Proposals and thereby approve the Business Combination.

THE VOTE OF OMNICHANNEL STOCKHOLDERS IS IMPORTANT. OMNICHANNEL STOCKHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE MEETING.

Q:     Why is Omnichannel proposing the Business Combination?

A:     Omnichannel was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more operating businesses.

Based on its due diligence investigations of Kin and the industry in which it operates, including the financial and other information provided by Kin in the course of Omnichannel’s due diligence investigations, the Omnichannel Board of Directors believes that the Business Combination with Kin is in the best interests of Omnichannel and its stockholders and presents an opportunity to increase stockholder value. However, there can be no assurances of this.

Although Omnichannel’s board of directors believes that the Business Combination with Kin presents a unique business combination opportunity and is in the best interests of Omnichannel and its stockholders, the board of directors did consider certain potentially material negative factors in arriving at that conclusion. See “The Business Combination Proposal — Omnichannel’s Board of Directors’ Reasons for Approval of the Business Combination” for a discussion of the factors considered by Omnichannel’s board of directors in making its decision.

Q:     When and where will the Special Meeting take place?

A:     The Omnichannel Special Meeting will be held on               , 2021, at                a.m. New York City time, at               .

In light of ongoing developments related to COVID-19, and the related protocols that governments have implemented, the Board determined that the Special Meeting will be a virtual meeting conducted exclusively via live webcast. The Board believes that this is the right choice for Omnichannel and its stockholders at this time, as it permits stockholders to attend and participate in the Special Meeting while safeguarding the health and safety of Omnichannel’s stockholders, directors and management team. You will be able to attend the Special Meeting online, vote, view the list of stockholders entitled to vote at the Special Meeting and submit your questions during the Special Meeting by visiting               . To participate in the virtual meeting, you will need a 12-digit control number assigned by Continental Stock Transfer & Trust Company. The meeting webcast will begin promptly at 10:00 a.m., New York City time. We encourage you to access the meeting prior to the start time and you should allow ample time for the check-in procedures. Because the Special Meeting will be a completely virtual meeting, there will be no physical location for stockholders to attend.

Q:     What matters will be considered at the Special Meeting?

A:     The Omnichannel stockholders will be asked to consider and vote on the following proposals:

•        a proposal to adopt the Business Combination Agreement and approve the Business Combination (the “Business Combination Proposal”);

•        a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the proposed amended and restated articles of incorporation (the “Proposed Charter”) of Omnichannel (the “Charter Proposal”);

•        a proposal to approve, on a non-advisory basis, certain material differences between the Current Charter and the Proposed Charter (the “Advisory Charter Proposals”);

•        to consider and vote upon a proposal to approve, assuming the Business Combination Proposal is approved and adopted, for the purposes of complying with the applicable listing rules of the NYSE, the issuance of shares of Pubco common stock pursuant to the terms of the Business Combination Agreement (the “Stock Issuance Proposal”);

•        to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposal are approved and adopted, the Kin Incentive Equity Plan (the “Incentive Plan Proposal”);

•        to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the condition precedent proposals would not be duly approved and adopted by our stockholders or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived (the “Adjournment Proposal”); and

•        to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposal are approved and adopted, the ESPP (the “ESPP Proposal”);

Q:     Is my vote important?

A:     Yes. The Business Combination cannot be completed unless the Business Combination Agreement is adopted by Omnichannel’s stockholders holding a majority of the votes cast on such proposal and the Charter Proposal, the Stock Issuance Proposal and the Incentive Plan Proposal are approved (though if either or both of the Charter Proposal and the Inventive Plan Proposal are not approved but the Business Combination Proposal and the Stock Issuance Proposal are approved, Omnichannel and Kin can waive the condition that the Charter Proposal and/or the Incentive Proposal be approved and can still proceed with the Closing of the Business Combination). Only Omnichannel stockholders as of the close of business on             , 2021, the record date for the Special Meeting, are entitled to vote at the Special Meeting. The Omnichannel Board recommends that such Omnichannel stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the Adjournment Proposal and “FOR” the approval of the ESPP Proposal.

Q:     If my shares are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:     No. A “broker non-vote” occurs when a broker submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions. Under the relevant rules, brokers are not permitted to vote on any of the matters to be considered at the Special Meeting. As a result, your public shares will not be voted on any matter unless you affirmatively instruct your broker, bank or nominee how to vote your shares in one of the ways indicated by your broker, bank or other nominee. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:     What Omnichannel stockholder vote is required for the approval of each proposal brought before the Special Meeting? What will happen if I fail to vote or abstain from voting on each proposal? What will happen if a proposal is not approved?

A:     The Business Combination Proposal.    Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by Omnichannel’s stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Our Initial Stockholders have agreed to vote their shares in favor of the Business Combination. The percentage of outstanding shares of Omnichannel Class A common stock subject to these voting agreements is 20% of the voting power of Omnichannel. As such, if all of our outstanding shares were to be voted, we would only need the additional affirmative vote of shares representing approximately 30.1% of the outstanding shares in order to approve the Business Combination. If the shares held by the minimum number of stockholders necessary for a quorum for the Special Meeting were to be voted, we would need the additional affirmative vote of shares representing approximately 5.1% of the outstanding shares in order to approve the Business Combination. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the proposal. If the Business Combination Proposal is not approved, the Business Combination will not be consummated.

The Charter Proposal.    Approval of the Charter Proposal requires the affirmative vote of the holders of at least a majority of the outstanding Omnichannel Shares entitled to vote thereon, voting as a single class. The failure to vote, abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal. If the Charter Proposal is not approved, the Current Charter will remain the charter of Omnichannel, but Omnichannel and Kin may waive the condition that the Charter Proposal be approved and may nevertheless consummate the Business Combination.

The Advisory Charter Proposals.    Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal. If the Advisory Charter Proposal is not approved, but the Charter Proposal is approved, the Proposed Charter will still be adopted and, assuming the Business Combination Proposal and the Stock Issuance Proposal are approved, the Business Combination will be consummated.

The Stock Issuance Proposal.    Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and broker non-votes have no effect on the outcome of the proposal but abstentions will have the same effect as votes “AGAINST” this proposal. If the Stock Issuance Proposal is not approved, the Business Combination will not be consummated.

The Incentive Plan Proposal.    Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and broker non-votes have no effect on the outcome of the proposal but abstentions will have the same effect as votes “AGAINST” this proposal. If the Incentive Plan Proposal is not approved, the Incentive Plan will not be adopted, but Omnichannel and Kin may waive the condition that the Incentive Plan Proposal be approved and may nevertheless consummate the Business Combination.

The Adjournment Proposal.    Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the proposal. If the Adjournment Proposal is presented to the meeting and is not approved by the stockholders, Omnichannel’s board of directors may not be able to adjourn the Special Meeting to a later date or dates if necessary to provide additional time to allow the parties to consummate the Business Combination. In such event, the Business Combination may not be completed.

The ESPP Proposal.    Approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and broker non-votes have no effect on the outcome of the proposal but abstentions will have the same effect as votes “AGAINST” this proposal. If the ESPP Proposal is not approved, the ESPP will not be adopted.

Q:     What will happen if a proposal is not approved?

A:     The approval of each of the Business Combination Proposal, the Charter Proposal, the Stock Issuance Proposal and the Incentive Plan Proposal is a condition to the consummation of the Business Combination. Accordingly, the Business Combination may not be completed if the Business Combination Proposal, the Charter Proposal, the Stock Issuance Proposal and the Incentive Plan Proposal are not approved, however if either or both of the Charter Proposal and the Inventive Plan Proposal are not approved but the Business Combination Proposal and the Stock Issuance Proposal are approved, Omnichannel and Kin can waive the condition that the Charter Proposal and/or the Incentive Proposal be approved and can still proceed with consummating the Business Combination.

Q:     What will Kin’s equity holders receive in connection with the Business Combination?

A:     At the Effective Time, (i) each share of Kin preferred stock will be converted into Kin common stock and (ii) immediately following the consummation of the Preferred Stock Conversion, each share of Kin common stock (including Kin preferred stock converted in connection with the Preferred Stock Conversion) will be converted into the right to receive the Per Share Consideration, which will be in the form of Pubco common stock.

At the Effective Time, each Kin Option that is outstanding and unexercised, whether or not then vested or exercisable, will be assumed by Pubco and will be converted into a Pubco Option with the same terms and conditions as applied to the Kin Option immediately prior to the Effective Time; provided that the number of shares underlying such Pubco Option will be determined by multiplying the number of shares of Kin common stock subject to such option immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such Pubco Option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each Kin Warrant that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms will be converted into a Pubco warrant with the same terms and conditions as applied to the Kin Warrant immediately prior to the Effective Time; provided that the number of shares underlying such Pubco warrant will be determined by multiplying the number of shares of Kin common stock subject to such warrant immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such Pubco warrant will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each Kin Restricted Stock Unit award (whether vested or unvested) that is outstanding immediately prior to the Effective Time shall be converted into an award of restricted stock units relating to shares of Pubco common stock (each, a “Pubco Restricted Stock Unit Award”) with substantially the same terms and conditions as were applicable to such Kin Restricted Stock Unit award immediately prior to the Effective Time, except that such Pubco Restricted Stock Unit Award shall represent a right to receive a number of shares of Pubco common stock determined by multiplying the number of shares of Kin common stock subject to such Kin Restricted Stock Unit award immediately prior to the Effective Time by the Exchange Ratio, with any fractional shares rounded down to the nearest whole share.

The Business Combination Agreement ascribes a pre-closing equity value to the aggregate consideration to be received by holders of outstanding shares of Kin capital stock and vested Kin options of $961 million, which is based on an assumed value of $10.00 per share of Pubco common stock. The pre-closing equity value excludes the value of the consideration to be received by holders of outstanding unvested Kin options, Kin warrants and Kin Restricted Stock Unit Awards, which will convert into Pubco Options, Pubco Warrants and Pubco Restricted Stock Unit Awards, respectively, at the Effective Time. The closing of the Business Combination will not result in the accelerated or automatic vesting of any Kin options, Kin warrants or Kin Restricted Stock Unit Awards.

Q:     What equity stake will current Omnichannel stockholders and Kin stockholders hold in Pubco immediately after the consummation of the Business Combination?

A:     It is anticipated that, upon completion of the Business Combination, the ownership interests in Pubco will be as set forth in the table below:

	No Redemption Scenario		50% Redemption Scenario(1)		Max Redemption Scenario(2)
	Shares	%	Shares	%	Shares	%
Omnichannel Public Shareholders	20,650,000	16.7%	16,303,750	13.7%	11,957,500	10.4%
Kin Shareholders(3)	90,355,254	73.2%	90,355,254	75.9%	90,355,254	78.7%
Sponsor and its affiliate(4)(5)	4,388,125	3.6%	4,388,125	3.7%	4,388,125	3.8%
PIPE Shareholders	8,042,500	6.5%	8,042,500	6.8%	8,042,500	7.0%
Closing Shares	123,435,879	100%	119,089,629	100%	114,743,379	100%

__________

(1)      Assumes that holders of 4,346,250 public shares, or 50% of the maximum redemption, exercise their redemption rights in connection with the Business Combination (50% redemption scenario based on $206.6 million held in trust as of August 9, 2021 and a redemption price of $10.00 per share).

(2)      Assumes that holders of 8,692,500 public shares exercise their redemption rights in connection with the Business Combination (maximum redemption scenario based on $206.6 million held in trust as of August 9, 2021 and a redemption price of $10.00 per share).

(3)      Includes both the shares of Pubco common stock and shares of Pubco common stock issuable upon exercise of options or warrants outstanding on             , 2021.

(4)      Assumes forfeiture of 15% of the Founder Shares.

(5)      The ownership share of the Sponsor and its affiliates does not include the PIPE Investments of four affiliates or related persons of the Sponsor, Matt Higgins, Mark Gerson, Aidan Kehoe and Garysquad III LLC. Matt Higgins, Mark Gerson, Aidan Kehoe, and Garysquad III LLC (affiliated with Omnichannel advisor Gary Vaynerchuk) have committed to purchase 300,000, 100,000 shares, 200,000 shares, and 15,000 shares, respectively. These shares are included in the total for PIPE Shareholders. If these investments were included under the Sponsor and its affiliates, then the ownership share of the Sponsor and its affiliates would increase from 3.6% to 4.0% in the no redemption scenario, from 3.7% to 4.2% in the 50% redemption scenario, and from 3.8% to 4.3% in the max redemption scenario.

The share numbers set forth above do not take into account (a) Omnichannel’s Public warrants and Private Placement Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter (commencing the later of 30 days after the Closing of the Business Combination and 12 months from the closing of the Initial Public Offering, which occurred on November 24, 2020), or (b) the issuance of any shares upon completion of the Business Combination under the Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex 7. If the actual facts are different than the assumptions set forth above, the share numbers set forth above will be different.

Following the Closing, approximately 41.0% of shares of Pubco common stock will be subject to registration rights, comprised of shares of Pubco common stock held by the Sponsor and its affiliates, certain pre-closing Kin stockholders, including officers, and PIPE investors.

Based on Omnichannel’s public trading price at market close on October 25, 2021 ($9.91), the estimated dollar value of the Sponsor and its affiliates’ post-Business Combination interest is $43,486,318.80.

The table below reflects the ownership shares if all Omnichannel warrants are exercised. There are currently 16,455,000 warrants outstanding, including 10,325,000 Public warrants and 6,130,000 Private Placement Warrants.

	No Redemption Scenario		50% Redemption Scenario(1)		Max Redemption Scenario(2)
	Shares	%	Shares	%	Shares	%
Omnichannel Public Shareholders(3)	30,975,000	22.3%	24,455,625	18.5%	17,936,250	14.2%
Kin Shareholders(4)	90,355,254	65.0%	90,355,254	68.2%	90,355,254	71.7%
Sponsor and its affiliate(5)(6)(7)	9,598,625	6.9%	9,598,625	7.2%	9,598,625	7.6%
PIPE Shareholders	8,042,500	5.8%	8,042,500	6.1%	8,042,500	6.4%
Closing Shares	138,971,379	100%	135,544,629	100%	131,198,379	100%

__________

(1)      Assumes that holders of 4,346,250 public shares, or 50% of the maximum redemption, exercise their redemption rights in connection with the Business Combination (maximum redemption scenario based on $206.6 million held in trust as of August 9, 2021 and a redemption price of $10.00 per share).

(2)      Assumes that holders of 8,692,500 public shares exercise their redemption rights in connection with the Business Combination (maximum redemption scenario based on $206.6 million held in trust as of August 9, 2021 and a redemption price of $10.00 per share).

(3)      Includes shares awarded upon exercise of all Public warrants, which equal one-half of all unredeemed shares.

(4)      Includes both the shares of Pubco common stock and shares of Pubco common stock issuable upon exercise of options or warrants outstanding on July 19, 2021.

(5)      Assumes forfeiture of 15% of Founder Shares.

(6)      The ownership share of the Sponsor and its affiliates does not include the PIPE Investments of four affiliates or related persons of the Sponsor, Matt Higgins, Mark Gerson, Aidan Kehoe and Garysquad III LLC. Matt Higgins, Mark Gerson, Aidan Kehoe, and Garysquad III LLC (affiliated with Omnichannel advisor Gary Vaynerchuk) have committed to purchase 300,000, 100,000 shares, 200,000 shares, and 15,000 shares, respectively. These shares are included in the total for PIPE Shareholders. If these investments were included under the Sponsor and its affiliates, then the ownership share of the Sponsor and its affiliates would increase from 6.9% to 7.3% in the no redemption scenario, from 7.2% to 7.7% in the 50% redemption scenario, and from 7.6% to 8.1% in the max redemption scenario.

(7)      Includes 5,210,500 shares issuable upon exercise of the Private Placement Warrants held by the Sponsor after 15% forfeiture in connection with Closing.

For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

In addition, there are currently outstanding an aggregate of 16,455,000 warrants to acquire shares of Omnichannel Class A common stock, which comprise 6,130,000 Private Placement Warrants held by our Initial Stockholders and 10,325,000 Public warrants. Immediately prior to the Closing, the Sponsor will forfeit 1,226,000 Private Placement Warrants. Following such forfeiture, each of our remaining outstanding whole warrants will be exercisable beginning on the later of 30 days following the Closing and 12 months from the closing of the Initial Public Offering, which occurred on November 24, 2020, for one share of Class A common stock and, following the consummation of the Business Combination, will entitle the holder thereof to purchase one share of Pubco common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised and one share of Pubco common stock is issued as a result of such exercise, with payment to Pubco of the exercise price of $11.50 per whole warrant for one whole share, our fully-diluted share capital would increase by a total of 15,229,000 shares, with approximately $175,133,500 paid to exercise the warrants. Assuming the exercise of warrants occurs after Closing, however, the number of outstanding Public warrants would be reduced by one-half the number of redeemed shares. Thus, assuming warrants are exercised post-Closing, 8,151,875 shares are awarded in connection with the exercise of Pubco warrants in the 50% redemption scenario and 5,978,750 shares are awarded in connection with the exercise of Pubco warrants in the maximum redemption scenario.

Redeeming stockholders may still hold Public warrants after they redeem their shares. In the maximum redemption scenario, redeeming stockholders could hold or exercise up to 4,388,125 Public warrants that are exchangeable for Pubco shares. At market close on October 26, 2021 (Public warrant price of $0.9150), the current value of the maximum number of shares that may be held by redeeming stockholders is $4,015,134.37. At the public market price, the value of the 6,130,000 Private Placement Warrants on the same date was $5,608,950.00. Each of our outstanding whole warrants is exercisable, commencing 30 days following the Closing, for one share of Omnichannel Class A common stock and, following the consummation of the Business Combination, will entitle the holder thereof to purchase one Pubco share in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised and one Pubco share is issued as a result of such exercise, with payment to Pubco of the exercise price of $11.50 per whole warrant for one whole share, our fully-diluted share capital would increase by a total of 10,518,125 shares, with approximately $120,958,438 paid to exercise the warrants. The warrants held by redeeming stockholders, along with all other warrants, may pose a material risk of dilution for public stockholders.

It should be noted that when the warrants become exercisable, we may require the Public warrants to be exercised on a cashless basis and the Private Placement Warrants may be exercised on a cashless basis at the option of each holder thereof.

Q:     What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:     A total of $206.5 million, including approximately $7.2 million of underwriters’ deferred discount, was placed in a Trust Account maintained by Continental, acting as trustee. As of August 9, 2021, there were investments and cash held in the Trust Account of $206,574,846. These funds will not be released until the earlier of the closing of an initial business combination or the redemption of our public shares if we are unable to complete an initial business combination by May 24, 2022, although we may withdraw the interest earned on the funds held in the Trust Account to pay franchise and income taxes.

Q:     What happens if a substantial number of the public stockholders vote in favor of the Business Combination Proposal and exercise their redemption right?

A:     Omnichannel stockholders who vote in favor of the Business Combination may also nevertheless exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are reduced as a result of redemptions by public stockholders. Nonetheless, the consummation of the Business Combination is conditioned upon, among other things, Omnichannel having an aggregate cash amount of at least $200 million available at Closing from the Trust Account and the PIPE Investors (though this condition may be waived by Kin). If the Business Combination is consummated, but we experience a significant level of redemptions, this may result in fewer public shares and public stockholders, which may result in the trading market for Pubco common stock being less liquid than the market for Omnichannel’s Class A common stock was prior to consummation of the Business Combination. In addition, Pubco may not be able to meet the listing standards for the NYSE or another national securities exchange. Furthermore, with less funds available from the Trust Account, the capital infusion from the Trust Account into Kin’s business will be reduced. As such, Pubco’s ability to perform against its business plan may be negatively impaired if redemptions by Omnichannel’s public stockholders are significant. See a discussion of risks related to redemption rights in “Risk Factors Relating to Omnichannel and the Business Combination”.

Public stockholders who purchased units as part of our Initial Public Offering for $10.00 may experience dilution if they elect not to redeem in connection with the Business Combination. The expense of the deferred underwriting commission would be borne by those stockholders who elect not to redeem.

The Business Combination also involves the $80,425,000 PIPE Investment. These securities are dilutive to our Initial Public Offering investors only to the extent that Omnichannel’s stock price exceeds $10.00. Omnichannel also has public and private warrants outstanding. While these securities may be dilutive to our Initial Public Offering investors in the future, they have an exercise price of $11.50, meaning that they are not dilutive to our Initial Public Offering investors until the stock price exceeds $11.50.

Our Initial Public Offering investors will also face dilution from the founder shares, which will automatically convert into shares of common stock at the closing on a one-for-one basis, resulting in the issuance of 4,388,125 shares of common stock in the aggregate. The table below illustrates how the conversion of the founder shares and other sources of possible dilution affect the public stockholder ownership percentage in the combined entity.

The tables above in Q&A discussing the ownership shares of Kin and Omnichannel stockholders post-Business Combination show possible sources of dilution and the extent of such dilution that non-redeeming Omnichannel public stockholders could experience in connection with the closing of the Business Combination. In an effort to illustrate the extent of such dilution, the table above assumes (i) the exercise of all public and private placement warrants, which are exercisable for one whole share of common stock at a price of $11.50 per share at any time commencing on the later of 12 months from the closing of our Initial Public Offering and 30 days after the completion of the Business Combination, (ii) the conversion of all shares of Class B common stock at the closing on a one-for-one basis, into 4,388,125 shares of common stock in the aggregate, (iii) the issuance of 8,042,500 shares of common stock to the PIPE Investors, including 300,000 shares of common stock to certain affiliates of the Sponsor in connection with the PIPE Investment, and (iv) the issuance of 90,355,254 shares to Kin Stockholders. The table is presented assuming (i) no redemptions, (ii) $20,000,000 in redemptions and (iii) maximum redemptions that may occur but which would still provide for the satisfaction of the Minimum Cash Condition.

The deferred underwriting commissions in connection with the Initial Public Offering will be released to the underwriters only on completion of the Business Combination, in an amount equal to up to 3.5% of the gross proceeds of the Initial Public Offering. Below is a summary of the total deferred underwriting commission to be paid upon closing of the Business Combination, assuming (i) no redemptions, (ii) $20,000,000 in redemptions and (iii) maximum redemptions that may occur but which would still provide for the satisfaction of the Minimum Cash Condition of a trust account balance greater than $200 million.

Underwriting Fee
	No Redemptions	50% Redemptions	Maximum Redemptions
Redemptions ($)	$0	$43,462,500	$86,925,000
Redemptions (Shares)	0	4,346,250	8,692,500
Effective Underwriting (Total Underwriting less redemptions)	$206,500,000	$163,037,500	$119,575,000
Total Deferred Fee (%)	3.50%	3.50%	3.50%
Total Deferred Underwriting Fee ($)	$7,227,500	$7,227,500	$7,227,500
Effective Deferred Underwriting Fee (as a percentage of (cash left in Trust Account post redemptions))	3.50%	4.43%	6.04%

Q:     What amendments will be made to the Current Charter?

A:     We are asking Omnichannel stockholders to approve the Proposed Charter that will be effective upon the consummation of the Business Combination. The Proposed Charter provides for various changes that the Omnichannel Board believes are necessary to address the needs of the post-Business Combination company, including, among other things: (i) the change of Omnichannel’s name to “Kin Holdings, Inc.”; (ii) the increase in the total number of authorized shares of all classes of capital stock, par value of $0.0001 per share, from 401,000,000 shares to              shares, consisting of              shares of common stock, par value $0.0001 per share, and              shares of preferred stock, par value $0.0001 per share; (iii) a reclassification of Pubco common stock to single class; (iv) a change in the procedure for removal of a director, which now requires an affirmative vote of two-thirds (66⅔%) of the shares entitled to vote rather than a majority; (v) a change in the procedure for charter amendments, which now requires an affirmative vote of two-thirds (66⅔%) of the shares entitled to vote rather than a majority currently applicable to amendment of most terms; (vi) a change in the procedure for amendments to the bylaws, which now requires an affirmative vote of two-thirds (66⅔%) of the shares entitled to vote rather than a majority currently applicable; and (vii) the elimination of certain provisions specific to Omnichannel’s status as a blank check company. Pursuant to Delaware law and the Current Charter, Omnichannel is required to submit the Charter Proposal to Omnichannel’s stockholders for approval. For additional information, see the section entitled “The Charter Proposal.”

Q:     What material negative factors did Omnichannel’s board of directors consider in connection with the Business Combination?

A:     Omnichannel’s board weighed a variety of uncertainties, risks and other potentially negative factors concerning the Business Combination. Among other things, the board weighed (i) the potential inability to complete the merger, (ii) the risk that Omnichannel’s public stockholders would vote against the Business Combination Proposal or exercise redemption rights, (iii) certain risks related to Kin’s business, including risks that might prevent Kin from executing its long-term business plan and strategy as well as its history of losses and anticipated losses associated with investing in its growth, (iv) the corporate governance of the post-Closing publicly traded company, (v) the non-survival of remedies for breach of representations, warranties or covenants by Kin, (vi) the risk of litigation or regulatory action, (vii) fees and expenses related to the transaction, (viii) the possibility of diversion of Kin management and employee attention, and (ix) the differing interests of Omnichannel’s management and board on the one hand and Omnichannel’s public stockholders on the other. These factors are discussed in greater detail in the section entitled “The Business Combination Proposal — Omnichannel’s Board of Directors’ Reasons for Approval of the Business Combination,” as well as in the section entitled “Risk Factors — Risk Factors Relating to the Business Combination and Integration of Kin’s Business.”

Q:     Do I have redemption rights?

A:     If you are a public stockholder, you have the right to request that Omnichannel redeem all or a portion of your public shares for cash, provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus under the heading “The Special Meeting — Redemption Rights.” Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. We sometimes refer to these rights to elect to redeem all or a portion of the public shares into a pro rata portion of the cash held in the Trust Account as “redemption rights.”

If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Our Initial Stockholders entered into a letter agreement, pursuant to which they agreed to waive their redemption rights with respect to their shares in connection with the completion of a business combination.

Q:     How do I exercise my redemption rights?

A:     If you are a public stockholder and wish to exercise your right to redeem your public shares, you must: (i) (a) hold public shares or (b) hold public shares through units and elect to separate your units into the underlying Public shares and Public warrants prior to exercising your redemption rights with respect to the public shares; and (ii) prior to              p.m., New York City time, on             , 2021 (two business days prior to the date of the Special Meeting), (a) submit a written request to Continental that Omnichannel redeem your public shares for cash and (b) deliver your public shares to Continental, physically or electronically through the Depository Trust Company (“DTC”).

The address of Continental is listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.

Holders of units must elect to separate the underlying Public shares and Public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and Public warrants, or if a holder holds units registered in its own name, the holder must contact Continental directly and instruct them to do so.

Any public stockholder will be entitled to request that their public shares be redeemed for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. For illustrative purposes, as of November 1, 2021, this would have amounted to approximately $10.00 per public share. However, the proceeds deposited in the Trust Account may be withdrawn for certain purposes. Interest may be withdrawn to pay our taxes and/or to redeem our public shares in connection with an amendment to our amended and restated certificate of incorporation. In addition, the trust account principal and interest could become subject to the claims of our creditors, if any, which could have priority over the claims of our public stockholders, regardless of whether such public stockholders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the Business Combination Proposal will have no impact on the amount you will receive upon exercise of your redemption rights. It is anticipated that the funds to be distributed to public stockholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.

If you are a holder of public shares, you may exercise your redemption rights by submitting your request in writing to Continental at the address listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the deadline for submitting redemption requests, which is             , 2021 (two business days prior to the date of the Special Meeting), and thereafter, with our consent, until the Closing. If you deliver your shares for redemption to Continental and later decide prior to the deadline for submitting redemption requests not to elect redemption, you may request that Omnichannel instruct Continental to return the shares to you (physically or electronically). You may make such request by contacting Continental at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Omnichannel’s secretary prior to the deadline for submitting redemption requests. No request for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to Continental by             , New York City time, on             , 2021.

If you are a holder of public shares and you exercise your redemption rights, it will not result in the loss of any Omnichannel warrants that you may hold.

Q:     If I am a holder of units, can I exercise redemption rights with respect to my units?

A:     No. Holders of outstanding units must elect to separate the units into the underlying Public shares and Public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying Public shares and Public warrants, or if you hold units registered in your own name, you must contact Continental, Omnichannel’s transfer agent, directly and instruct them to do so. If you fail to cause your units to be separated and delivered to Continental, Omnichannel s transfer agent, by             , 2021, you will not be able to exercise your redemption rights with respect to your public shares.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     The U.S. federal income tax consequences of exercising your redemption rights depend on your particular facts and circumstances. It is possible that you may be treated as selling your public shares for cash and, as a result, recognize capital gain or capital loss. It is also possible that the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of public shares that you own or are deemed to own (including through the ownership of Pubco warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “Material U.S. Federal Income Tax Considerations.”

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF EXERCISING YOUR REDEMPTION RIGHTS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXERCISE OF REDEMPTION RIGHTS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q:     How does the Omnichannel Board recommend that I vote?

A:     The Omnichannel Board recommends that the Omnichannel stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the Adjournment Proposal and “FOR” the approval of the ESPP Proposal. For more information regarding how the board of directors of Omnichannel recommends that Omnichannel stockholders vote, see the section entitled “The Business Combination Proposal — Omnichannel’s Board of Directors’ Reasons for Approval of the Business Combination” beginning on page 110.

Q:     How do our Sponsor and the other Initial Stockholders intend to vote their shares?

A:     In connection with our entry into the Business Combination Agreement, our sponsor, Omnichannel Sponsor LLC, a Delaware limited liability company, and our officers and certain directors entered into a letter agreement to vote their respective shares in favor of the Business Combination Proposal, and we also expect them to vote their respective shares in favor of all other proposals being presented at the Special Meeting. If all of our outstanding shares were to be voted, we would need the affirmative vote of approximately 37.6% of the remaining shares to approve the Business Combination.

Q:     May our Sponsor and the other Initial Stockholders purchase public shares or warrants prior to the Special Meeting?

A:     Omnichannel’s Initial Stockholders, Kin and/or any of their affiliates may, if they do not have material non-public information, purchase public shares or Public warrants in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or Public warrants in such transactions.

In the event that Omnichannel’s Initial Stockholders purchase public shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their public shares. The purpose of any such purchases of public shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy a Closing condition in the Business Combination Agreement that requires us to have a certain amount of cash at the Closing, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our common stock and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Q:     Who is entitled to vote at the Special Meeting?

A:     The Omnichannel Board has fixed             , 2021 as the record date for the Special Meeting. All holders of record of Omnichannel shares as of the close of business on the record date are entitled to receive notice of, and to vote at, the Special Meeting, provided that those shares remain outstanding on the date of the Special Meeting. See the section entitled “Questions and Answers About the Business Combination and the Special Meeting — How can I vote my shares without attending the Special Meeting?” on page 21 for instructions on how to vote your Omnichannel Shares without attending the Special Meeting.

Q:     How many votes do I have?

A:     Each Omnichannel Stockholder of record is entitled to one vote for each Omnichannel share held by such holder as of the close of business on the record date. As of the close of business on the record date, there were              outstanding Omnichannel shares.

Q:     What constitutes a quorum for the Special Meeting?

A:     A quorum is the minimum number of stockholders necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of the outstanding Omnichannel shares as of the record date present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.

Q:     What is Kin?

A:     Kin is the only pure-play direct-to-consumer insurtech focused on the large and growing homeowners insurance market. Powered by our proprietary technology, we offer an end-to-end solution, from producing quotes online in minutes to offering a better claims experience.

Q:     What will happen to my Omnichannel Shares as a result of the Business Combination?

A:     If the Business Combination is completed, (i) each share of Omnichannel’s Class A common stock will remain outstanding and automatically become a share of Pubco common stock, and (ii) each share of Omnichannel’s Class B common stock will be converted into one share of Pubco common stock. See the section entitled “The Business Combination Proposal — Consideration to Kin Stockholders and Omnichannel Stockholders” beginning on page 98.

Q:     What will happen to my Omnichannel Warrants and/or my Omnichannel Units as a result of the Business Combination?

A:     The Omnichannel Warrants will remain outstanding and become exercisable following the consummation of the Business Combination in accordance with the terms of the Warrant Agreement. All outstanding Omnichannel Units will be separated into their underlying securities immediately prior to the Closing. Accordingly, there will not be Units outstanding following consummation of the Business Combination.

Q:     What are the material risks to Public warrantholders?

A:     We may amend the terms of the Public warrants in a manner that may be adverse to holders of such warrants with the approval by the holders of at least 50% of the then outstanding Public warrants. As a result, the exercise price of the Public warrants could be increased, the Public warrants could be converted into cash or stock (at a ratio different than initially provided), the exercise period could be shortened and the number of shares of Omnichannel common stock purchasable upon exercise of a Public warrant could be decreased, all without any particular public warrantholder’s approval.

Our Public warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the Public warrants may be amended without the consent of any holder to cure any ambiguity, mistake (including to conform the warrant agreement to the description thereof herein) or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public warrants to make any change that adversely affects the interests of the registered holders of such warrants. Accordingly, we may amend the terms of the Public warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding Public warrants approve of such amendment and, solely with respect to any amendment to the terms of the Private Placement Warrants or any provision of the warrant agreement with respect to the Private Placement Warrants, 50% of the number of the then outstanding Private Placement Warrants. Although our ability to amend the terms of the Public warrants with the consent of at least 50% of the then outstanding Public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of shares of Omnichannel common stock purchasable upon exercise of a warrant. Our initial stockholders may purchase Public warrants with the intention of reducing the number of Public warrants outstanding or to vote such warrants on any matters submitted to warrantholders for approval, including amending the terms of the Public warrants in a manner adverse to the interests of the registered holders of Public warrants. While our initial stockholders have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for such transactions, there is no limit on the number of our Public warrants that our Initial Stockholders may purchase and it is not currently known how many public warrants, if any, our Initial Stockholders may hold at any time during which the terms of the public warrants may be proposed to be amended.

Historical trading prices for Omnichannel’s Class A common stock have exceeded the $10.00 per share threshold at which the public warrants would become redeemable. In the event the Company determined to redeem the Public warrants, holders of our Public warrants would be notified of such redemption as described in our warrant agreement. Specifically, in the event that the Company elects to redeem all of the Public warrants as described above, the Company shall fix a date for the redemption (the “Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than 30 days prior to the Redemption Date to the registered holders of the Public warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement shall be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the Public warrants will be notified of such redemption via the Company’s posting of the redemption notice to DTC.

Q:     Where will the Pubco common stock that Omnichannel stockholders receive in the Business Combination be publicly traded?

A:     Assuming the Business Combination is completed, the shares of Pubco common stock (including the Pubco common stock issued in connection with the Business Combination) will be listed and traded on the NYSE under the ticker symbol “____” and the Public warrants will be listed and traded on the NYSE under the ticker symbol “____”.

Q:     What happens if the Business Combination is not completed?

A:     If the Business Combination Agreement is not adopted by Omnichannel stockholders or if the Business Combination is not completed for any other reason by April 19, 2022, then we will seek to consummate an alternative initial business combination prior to May 24, 2022. If we do not consummate an initial business combination by May 24, 2022, we will cease all operations except for the purpose of winding up and redeeming our public shares and liquidating the Trust Account, in which case our public stockholders may only receive approximately $10.00 per share and our warrants will expire worthless.

Q:     How can I attend and vote my shares at the Special Meeting?

A:     Omnichannel shares held directly in your name as the stockholder of record of such Omnichannel shares as of the close of business on             , 2021, the record date, may be voted electronically at the Special Meeting. If you choose to attend the Special Meeting, you will need to visit             , and enter the control number found on your proxy card, voting instruction form or notice you previously received. You may vote during the Special Meeting by following instructions available on the meeting website during the meeting. If your shares are held in “street name” by a broker, bank or other nominee and you wish to attend and vote at the Special Meeting, you will not be permitted to attend and vote electronically at the Special Meeting unless you first obtain a legal proxy issued in your name from the record owner. To request a legal proxy, please contact your broker, bank or other nominee holder of record. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the Special Meeting.

Q:     How can I vote my shares without attending the Special Meeting?

A:     If you are a stockholder of record of Omnichannel shares as of the close of business on             , 2021, the record date, you can vote by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares, or otherwise follow the instructions provided by your bank, brokerage firm or other nominee.

Q:     What is a proxy?

A:     A proxy is a legal designation of another person to vote the stock you own. If you are a stockholder of record of Omnichannel shares as of the close of business on the record date, and you vote by phone, by Internet or by signing, dating and returning your proxy card in the enclosed postage-paid envelope, you designate two of Omnichannel’s officers as your proxies at the Special Meeting, each with full power to act without the other and with full power of substitution. These two officers are Matthew Higgins and Christine Pantoya.

Q:     What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:     If your Omnichannel shares are registered directly in your name with Continental you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in street name. Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.

Direct holders (stockholders of record). For Omnichannel shares held directly by you, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your Omnichannel Shares are voted.

Holding shares in “street name.” For Omnichannel Shares held in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.

Q:     If an Omnichannel stockholder gives a proxy, how will the Omnichannel shares covered by the proxy be voted?

A:     If you provide a proxy by returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your Omnichannel shares in the way that you indicate when providing your proxy in respect of the Omnichannel shares you hold. When completing the proxy card, you may specify whether your Omnichannel shares should be voted FOR or AGAINST, or should be abstained from voting on, all, some or none of the specific items of business to come before the Special Meeting.

Q:     How will my Omnichannel shares be voted if I return a blank proxy?

A:     If you sign, date and return your proxy and do not indicate how you want your Omnichannel Shares to be voted, then your Omnichannel shares will be voted “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the Adjournment Proposal and “FOR” the approval of the ESPP Proposal.

Q:     Can I change my vote after I have submitted my proxy?

A:     Yes. If you are a stockholder of record of Omnichannel shares as of the close of business on the record date, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

•        submit a new proxy card bearing a later date, in no event later than             ;

•        give written notice of your revocation to Omnichannel’s Corporate Secretary, which notice must be received by Omnichannel’s Corporate Secretary no later than at the Special Meeting; or

•        vote electronically at the Special Meeting by visiting              and entering the control number found on your proxy card, voting instruction form or notice you previously received. Please note that your attendance at the Special Meeting will not alone serve to revoke your proxy.

If your shares are held in “street name” by your broker, bank or another nominee as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q:     Where can I find the voting results of the Special Meeting?

A:     The preliminary voting results are expected to be announced at the Special Meeting. In addition, within four business days following certification of the final voting results, Omnichannel will file the final voting results of its Special Meeting with the SEC in a Current Report on Form 8-K.

Q:     Are Omnichannel stockholders able to exercise dissenters’ rights or appraisal rights with respect to the matters being voted upon at the Special Meeting?

A:     No. Omnichannel stockholders are not entitled to exercise dissenters’ rights or appraisal rights under Delaware law in connection with the Business Combination. Dissenters’ rights or appraisal rights are unavailable under Delaware law in connection with the Business Combination to holders of Omnichannel’s Class A common stock because it is currently listed on a national securities exchange and such holders are not required to receive any consideration (other than continuing to hold their shares of Omnichannel’s Class A common stock, which will become an equal number of shares of Pubco common stock after giving effect to the Business Combination). Holders of Omnichannel’s Class A common stock may vote against the Business Combination Proposal or redeem their Omnichannel Shares if they are not in favor of the adoption of the Business Combination Agreement or the Business Combination. Dissenters’ rights or appraisal rights are unavailable under Delaware law in connection with the Business Combination to holders of Omnichannel’s Class B common stock because they have agreed to vote in favor of the Business Combination.

Q:     Are there any risks that I should consider as an Omnichannel Stockholder in deciding how to vote or whether to exercise my redemption rights?

A:     Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 40. You also should read and carefully consider the risk factors of Omnichannel and Kin contained in the documents that are incorporated by reference herein.

Q:     What happens if I sell my Omnichannel Shares before the Special Meeting?

A:     The record date for Omnichannel stockholders entitled to vote at the Special Meeting is earlier than the date of the Special Meeting. If you transfer your Omnichannel Shares before the record date, you will not be entitled to vote at the Special Meeting. If you transfer your Omnichannel Shares after the record date but before the Special Meeting, you will, unless special arrangements are made, retain your right to vote at the Special Meeting but will transfer the right to hold Pubco shares to the person to whom you transfer your shares.

Q:     Who will manage Pubco?

A:     The current management team of Kin, including Sean Harper, who currently serves as Chief Executive Officer and President, Lucas Ward, who currently serves as Chief Technical Officer, Secretary and Treasurer, Josh Cohen, who currently serves as Chief Financial Officer, and Angel Conlin, who currently serves as Chief Legal & Compliance Officer, will serve as the management team of Pubco in the same roles following the consummation of the Business Combination. For more information on Pubco’s anticipated management, see “Management of Pubco Following the Business Combination.” We also anticipate that Pubco’s board of directors will be comprised of seven individuals, including Sean Harper, Matt Higgins and five other individuals who will be disclosed under “Management of Pubco Following the Business Combination.”

Q:     When is the Business Combination expected to be completed?

A:     Subject to the satisfaction or waiver of the Closing conditions described in the section entitled “The Business Combination Agreement — Conditions to Closing” beginning on page 133, including the adoption of the Business Combination Agreement by the Omnichannel stockholders at the Special Meeting, the Business Combination is expected to close in the second half of 2021. However, it is possible that factors outside the control of both Omnichannel and Kin could result in the Business Combination being completed at a later time, or not being completed at all.

Q:     Who will solicit and pay the cost of soliciting proxies?

A:     Omnichannel has engaged a professional proxy solicitation firm, Morrow Sodali LLC (“Morrow Sodali”), to assist in soliciting proxies for the Special Meeting. Omnichannel has agreed to pay Morrow Sodali a fee of $32,500, plus disbursements. Omnichannel will reimburse Morrow Sodali for reasonable out-of-pocket expenses and will indemnify Morrow Sodali and its affiliates against certain claims, liabilities, losses, damages and expenses. Omnichannel will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of our common stock for their expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. Omnichannel’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     What are the conditions to completion of the Business Combination?

A:     The Closing is subject to certain conditions, including, among other things, (i) approval by Omnichannel’s stockholders and Kin’s stockholders of the Business Combination Agreement, the Business Combination and certain other actions related thereto, (ii) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (iii) the approval of the Florida Change of Control Filing by FLOIR, (iv) the filing of the TDI Filing, (v) the absence of a material adverse regulatory event with respect to Kin, (vi) Omnichannel having at least $200 million of cash at the Closing, consisting of cash held in the Trust Account after giving effect to redemptions of public shares, if any, and cash received from the PIPE Investors (which may be waived only by Kin) and (vii) the continued listing of the shares of Pubco common stock on the NYSE. Unless waived, if any of these conditions are not satisfied, the Business Combination may not be consummated. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. For more information concerning contractual terms governing conditions to closing, see the section entitled “The Business Combination Proposal — Conditions to Closing.”

Q:     What should I do now?

A:     You should read this proxy statement/prospectus carefully in its entirety, including the annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope or submit your voting instructions by telephone or via the Internet as soon as possible so that your Omnichannel Shares will be voted in accordance with your instructions.

Q:     What should I do if I receive more than one set of voting materials?

A:     Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Omnichannel Shares.

Q:     Whom do I call if I have questions about the Special Meeting or the Business Combination?

A:     If you have questions about the Special Meeting or the Business Combination, or desire additional copies of this proxy statement/prospectus or additional proxies, you may contact:

Morrow Sodali LLC
470 West Avenue
Stamford CT 06902
Tel: (800) 662-5200
Banks and brokers call collect: (203) 658-9400
E-mail: OCA.info@investor.morrowsodali.com

You also may obtain additional information about Omnichannel from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of public shares and you intend to seek redemption of your shares, you will need to deliver your public shares (either physically or electronically) to Continental Stock Transfer & Trust Company, Omnichannel’s transfer agent, at the address below prior to p.m., New York City time, on ______, 2021. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Mark Zimkind
Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annex and the other documents to which we refer before you decide how to vote with respect to the proposals to be considered and voted on at the Special Meeting.

Information About the Parties to the Business Combination

Omnichannel Acquisition Corp.
First Floor West
51 John F. Kennedy Parkway
Millburn, NJ 07078
(908) 271-6641

Omnichannel Acquisition Corp. is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.

Omnichannel Merger Sub, Inc.
c/o Omnichannel Acquisition Corp.
First Floor West
51 John F. Kennedy Parkway
Millburn, NJ 07078
(908) 271-6641

Omnichannel Merger Sub, Inc. is a Delaware corporation and wholly-owned subsidiary of Omnichannel Acquisition Corp., which was formed for the purpose of effecting a merger with Kin.

Kin Insurance, Inc.
55 W. Monroe, Suite 2200
Chicago, IL 60603
(855) 216-7674

Kin is a direct-to-consumer homeowners insurance company, built from scratch with proprietary technology.

The Business Combination and the Business Combination Agreement

The terms and conditions of the Business Combination are contained in the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the Business Combination Agreement carefully and in its entirety, as it is the legal document that governs the Business Combination.

If the Business Combination Agreement is approved and adopted and the Business Combination is consummated, Merger Sub will merge with and into Kin with Kin surviving the merger as a wholly-owned subsidiary of Pubco.

Structure of the Business Combination

Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Kin, with Kin surviving the Business Combination. Upon consummation of the foregoing transactions, Kin will be a wholly-owned subsidiary of Pubco (formerly Omnichannel). In addition, immediately prior to the consummation of the Business Combination, Pubco will amend and restate its charter to be the Proposed Charter, each as described in the section of this proxy statement/prospectus titled “Description of Pubco Securities.”

The following diagrams illustrate in simplified terms the current structure of Omnichannel and Kin and the expected structure of Pubco (formerly Omnichannel) upon the Closing under the no redemption scenario.

Simplified Pre-Combination Structure

Simplified Post-Combination Structure(1)

____________

(1)      Ownership portions assume no redemptions and no exercise of warrants.

Merger Consideration

At the Effective Time, (i) each share of Kin preferred stock will be converted into Kin common stock and (ii) immediately following the consummation of the Preferred Stock Conversion, each share of Kin common stock (including Kin preferred stock converted in connection with the Preferred Stock Conversion) will be converted into the right to receive the Per Share Consideration, which will be in the form of Pubco common stock. As of November 1, 2021, 1,954,831 shares of Kin Series A preferred stock, 3,045,611 shares of Kin Series B preferred stock, 1,731,690 shares of Kin Series C preferred stock and 1,616,959 shares of Series Seed preferred stock were outstanding. Pursuant to the Preferred Stock Conversion, such shares of Kin Series A preferred stock, Kin Series B preferred stock and Kin Series Seed preferred stock will be converted on a one-to-one basis into 1,954,831, 3,045,362 and 1,616,959 shares of Kin common stock, respectively.

Holders of Kin Series C preferred stock are entitled to dividends at the per share rate per annum of five percent (5%) of the Original Issue Price (as defined in the Kin Charter) of the Series C Preferred Stock, or $46.43 per share (the “Kin Series C Original Issue Price”), plus the amount of previously accrued dividends, compounded quarterly (together with the Kin Series C Original Issue Price, the “Kin Series C Conversion Amount”). These dividends will continue to accrue until the earlier of (a) the date that is eighteen (18) months after the Series C Original Issue Date (as defined in the Kin Charter) and (b) the date of the Special Meeting, and as a result of the Business Combination, must be paid in kind. Because the dividends will be paid in kind, the final amount of outstanding shares of Kin Series C preferred stock will not be known until the time of the Special Meeting. However, the Company estimates the Kin Series C Conversion Amount will be          and          shares of Kin Series C preferred stock will be converted into          shares of Kin common stock.

The consummation of the Business Combination is conditioned upon, among other things, Omnichannel having an aggregate cash amount of at least $200 million available at Closing from the Trust Account and the PIPE Investors (though this condition may be waived by Kin).

Effective as of the Effective Time, (i) each Kin Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be assumed by Omnichannel and shall be converted into a Pubco Option; provided, that the number of shares underlying such Pubco Options will be determined by multiplying the number of shares of the Kin common stock subject to such Kin Option immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, at a per share exercise price of such Pubco Options determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded up to the nearest whole cent.

Effective as of the Effective Time, each Kin Warrant that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms, by virtue of the Business Combination and without any action on the part of Omnichannel, Kin or the holder of any such Kin Warrant, shall be assumed by Omnichannel and shall be converted into a Pubco Warrant; provided, that the number of shares underlying such Pubco Warrants will be determined by multiplying the number of shares of the Kin common stock or the Kin preferred stock subject to such Kin Warrant immediately prior to the Effective Time by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Kin Warrant immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each Kin Restricted Stock Unit award (whether vested or unvested) that is outstanding immediately prior to the Effective Time shall be converted into a Pubco Restricted Stock Unit Award with substantially the same terms and conditions as were applicable to such Kin Restricted Stock Unit award immediately prior to the Effective Time, except that such Pubco Restricted Stock Unit Award shall represent a right to receive a number of shares of Pubco common stock determined by multiplying the number of shares of Kin common stock subject to such Kin Restricted Stock Unit award immediately prior to the Effective Time by the Exchange Ratio, with any fractional shares rounded down to the nearest whole share.

The Business Combination Agreement ascribes a pre-closing equity value to the aggregate consideration to be received by holders of outstanding shares of Kin capital stock and vested Kin options of $961 million, which is based on an assumed value of $10.00 per share of Pubco common stock. The pre-closing equity value excludes the value of the consideration to be received by holders of outstanding unvested Kin Options, Kin Warrants and Kin Restricted

Stock Unit Awards, which will convert into Pubco Options, Pubco Warrants and Pubco Restricted Stock Unit Awards, respectively, at the Effective Time. The closing of the Business Combination will not result in the accelerated or automatic vesting of any Kin options, Kin warrants or Kin Restricted Stock Unit Awards.

The Private Placement

Omnichannel entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, Omnichannel agreed to issue and sell in private placements an aggregate of 8,042,500 shares of Omnichannel Class A common stock to the PIPE Investors for $10.00 per share for aggregate gross proceeds of $80,425,000. Matt Higgins (the Chief Executive Officer, Chairman and a director of Omnichannel), Mark Gerson (a director of Omnichannel), Aidan Kehoe (an Omnichannel advisor) and Garysquad III LLC (affiliated with Omnichannel advisor Gary Vaynerchuk) have each agreed to participate in the PIPE Investment and purchase 300,000 shares, 100,000 shares, 200,000 shares and 15,000 shares, respectively, of Omnichannel for an aggregate purchase price of $3 million, $1 million, $2 million and $150,000, respectively.

The Private Placement is expected to close immediately prior to the consummation of the Business Combination.

Ancillary Agreements

In connection with the Business Combination, Omnichannel is entering into a number of ancillary agreements in addition to the Business Combination Agreement, including the Subscription Agreements with PIPE shareholders, the Sponsor Letter Agreement, the Transaction Support Agreement, the Lockup Agreement, the Registration Rights Agreement, and the Director Nomination Agreement. These agreements are discussed in greater detail in the section entitled “Ancillary Agreements Related to the Business Combination.”

Certain ancillary agreements ensure support for the Business Combination among shareholders. The Sponsor Letter Agreement ensures the support of the Sponsor and certain Omnichannel insiders for the Business Combination. The parties agree to vote their shares in favor of the Business Combination and take other steps to complete the Business Combination. Pursuant to the Transaction Support Agreement, certain Kin shareholders agree to deliver a written consent to adopt the Business Combination within three (3) days of the Registration Statement of which this proxy statement/prospectus forms a part becoming effective and to take other steps to support the transaction.

Certain ancillary agreements address the rights of shareholders. The Lockup Agreement commits the Kin shareholder parties thereto to a 180-day lockup after Closing. The Registration Rights Agreement grants certain Kin shareholder rights to have their shares included on this registration statement, among other registration rights.

Certain ancillary agreements address corporate governance after the Business Combination. The Director Nomination Agreement grants the Sponsor rights to name two Directors to the Pubco Board of Directors. The first nominee will be Matt Higgins. The second will be an independent director reasonably acceptable to Pubco.

Special Meeting of Omnichannel stockholders and the Proposals

The Special Meeting will convene on _________________, 2021 at ___________ a.m., New York City time, in virtual format. Stockholders may attend, vote and examine the list of Omnichannel stockholders entitled to vote at the Special Meeting by visiting ______________ and entering the control number found on their proxy card, voting instruction form or notice they previously received. The purpose of the Special Meeting is to consider and vote on the Business Combination Proposal, the Charter Proposal, the Advisory Charter Proposals, the Stock Issuance Proposal, the Incentive Plan Proposal, the Adjournment Proposal and the ESPP Proposal.

Approval of the condition precedent proposals is a condition to the obligation of Omnichannel to complete the Business Combination.

Only holders of record of issued and outstanding Omnichannel Shares as of the close of business on _______________, 2021, the record date for the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement of the Special Meeting. You may cast one vote for each share of Omnichannel Shares that you owned as of the close of business on that record date.

A quorum of stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of the outstanding Omnichannel Shares as of the record date present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.

Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

Approval of the Charter Proposal requires the affirmative vote of a majority of the outstanding Omnichannel Shares, voting together as a single class. Abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.

Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of NYSE rules, abstentions will have the same effect as votes “AGAINST” this proposal.

Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of NYSE rules, abstentions will have the same effect as votes “AGAINST” this proposal.

Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

Approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of NYSE rules, abstentions will have the same effect as votes “AGAINST” this proposal.

Recommendation of Omnichannel’s Board of Directors

The Omnichannel Board has determined that the Business Combination is in the best interests of, and advisable to, the Omnichannel stockholders and recommends that the Omnichannel stockholders adopt the Business Combination Agreement and approve the Business Combination. The Omnichannel Board made its determination after consultation with its legal and financial advisors and consideration of a number of factors.

The Omnichannel Board recommends that you vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of each of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the Adjournment Proposal and “FOR” the approval of the ESPP Proposal.

For more information about the Omnichannel Board’s recommendation and the proposals, see the sections entitled “The Special Meeting — Vote Required and Omnichannel Board Recommendation” beginning on page 92 and “The Business Combination Proposal — Omnichannel’s Board of Directors’ Reasons for Approval of the Business Combination” beginning on page 110.

Omnichannel’s Board of Directors’ Reasons for Approval of the Business Combination

After careful consideration, the Omnichannel Board recommends that its stockholders vote “FOR” the approval of the Business Combination Proposal. The factors considered by the Omnichannel Board include, but were not limited to, the following:

•        Kin operates in the consumer services segment.

•        Kin has demonstrated brand success and customer retention.

•        Kin has the potential to benefit from omnichannel strategies including improved and expanded marketing strategy, brand and community building, and customer and vendor partnerships.

•        Kin has the potential to expand product and services to new channels and geographies and drive operating and financial performance, including through organic initiatives and inorganic growth opportunities.

•        Kin is led by a world class management team with a demonstrated track record of driving organic revenue growth and margin improvements.

•        Kin is a fundamentally sound business with significant growth potential and unrecognized value.

•        The Business Combination ascribes an attractive valuation relative to existing financial metrics with potential for operation improvement.

•        The Business Combination offers an attractive potential return for Omnichannel shareholders.

Omnichannel’s board weighed a variety of uncertainties, risks and other potentially negative factors concerning the Business Combination. Among other things, the board weighed (i) the potential inability to complete the merger, (ii) the risk that Omnichannel’s public stockholders would vote against the Business Combination Proposal or exercise redemption rights, (iii) certain risks related to Kin’s business, including risks that might prevent Kin from executing its long-term business plan and strategy as well as its history of losses and anticipated losses associated with investing in its growth, (iv) the corporate governance of the post-Closing publicly traded company, (v) the non-survival of remedies for breach of representations, warranties or covenants by Kin, (vi) the risk of litigation or regulatory action, (vii) fees and expenses related to the transaction, (viii) the possibility of diversion of Kin management and employee attention, and (ix) the differing interests of Omnichannel’s management and board on the one hand and Omnichannel’s public stockholders on the other.

Waiver of Corporate Opportunity Doctrine.    Omnichannel’s certificate of incorporation contains a waiver of the corporate opportunity doctrine, and there could have been business combination targets that could have been appropriate for a combination with Omnichannel but were not offered due to an Omnichannel director’s duties to another entity. Omnichannel believes that the waiver of the corporate opportunity doctrine in its certificate of incorporation did not interfere with its ability to identify an acquisition target.

For a more complete description of our board of directors’ reasons for the approval of the Business Combination, including other factors and risks considered, see the section of this proxy statement/prospectus entitled “Omnichannel’s Board of Directors’ Reasons for the Approval of the Business Combination.”

Regulatory Approvals

The Business Combination is subject to the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act. The waiting period ended on September 2, 2021. The Business Combination is also subject to approval of the change of control Form FIN531 by the Texas Department of Insurance with respect to Kin and each of its subsidiaries holding a Texas insurance business entity license, and approval by the Florida Office of Insurance Regulation of the Business Combination. The Company expects to obtain these approvals in the fourth quarter of 2021.

Conditions to the Completion of the Business Combination

The Business Combination is subject to customary Closing conditions, including (i) the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act, (ii) no governmental order prohibits the Closing, including filing the change of control Form FIN531 with the Texas Department of Insurance by Kin and each of its subsidiaries holding a Texas insurance business entity license, and approval by the Florida Office of Insurance

Regulation of the Business Combination, (iii) all required consents are obtained prior to Closing, (iv) stockholders of Omnichannel were offered redemption of their shares of Omnichannel common stock, (v) Omnichannel shall not have redeemed shares of its Class A common stock in an amount that would cause Omnichannel to have less than $5,000,001 of net tangible assets, (vi) the required stockholder approval of stockholders of Omnichannel shall have been obtained for the Business Combination, (vii) the required stockholder approval of stockholders of Kin shall have been obtained for the Business Combination, (viii) the Pubco common stock to be issued in connection with the Business Combination shall have been approved for listing on the NYSE and (ix) each ancillary document (other than subscription agreements entered into in connection with the PIPE financing, shall have been executed and delivered by the parties thereto and shall be in full force and effect. The obligations of Kin to complete the Business Combination are further conditioned on, in addition to customary Closing conditions, (i) the representations and warranties of Omnichannel and Merger Sub contained in the Business Combination Agreement shall be true and correct, (ii) the current certificate of incorporation of Omnichannel shall have been amended and restated in the form contemplated by the Charter Proposal, (iii) the transactions contemplated by the Sponsor Letter Agreement shall have been consummated as specified therein, (iv) Omnichannel shall deliver to Kin a counterpart of the Director Nomination Agreement duly executed by the Sponsor, (v) Omnichannel shall deliver to Kin a counterpart of the Transaction Support Agreement duly executed by Omnichannel, and (vi) satisfaction of the Minimum Cash Condition, which requires Omnichannel to have an aggregate cash amount of at least $200 million in its Trust Account from its trust account and the PIPE Investment at the time of Closing. Unless waived, if any of these conditions are not satisfied, the Business Combination may not be consummated.

Termination

Mutual Termination Rights

The Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned by mutual written consent of Omnichannel and Kin.

Unilateral Termination Rights of Both Parties

In addition, either party may unilaterally terminate the Business Combination Agreement if one of the circumstances described below are satisfied:

•        the representations and warranties of the other party are not true or correct in such a way that the closing condition regarding such representations and warranties is not met and the breach(es) causes such representation(s) and warranty(ies) not to be so true and correct is not cured within the earlier of thirty (30) days or April 19, 2022 (the “Termination Date”);

•        there is a material breach of one or more of the other party’s covenants and is not cured within the earlier of thirty (30) days or April 19, 2022 (the “Termination Date”);

•        the Business Combination and transactions has not been consummated by the Termination Date;

•        a government entity has issued an order restraining or otherwise prohibiting the Transaction;

•        Omnichannel stockholders did not approve the Transactions at the Special Meeting; and

•        Kin Stockholder Approval was not obtained at the stockholder meeting voting thereon.

Redemption Rights

Pursuant to the Current Charter, a public stockholder may request that Omnichannel redeem all or a portion of their public shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any public shares to be redeemed only if you:

•        (a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and Public warrants prior to exercising your redemption rights with respect to the public shares; and

•        prior to         p.m., New York City time, on         , 2021 (two business days prior to the date of the Special Meeting), (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to the transfer agent that Omnichannel redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through the DTC.

As noted above, holders of units must elect to separate the underlying public shares and Public warrants prior to exercising redemption rights with respect to the public shares. Holders may instruct their broker to do so, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct them to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If a public stockholder properly exercises its right to redeem its public shares and timely delivers its public shares to Continental Stock Transfer & Trust Company, Omnichannel’s transfer agent, Omnichannel will redeem such public shares upon the Closing for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. If a public stockholder exercises its redemption rights, then in the event the Business Combination is consummated, such public stockholder will be exchanging its redeemed public shares for cash and, following such redemption, such public stockholder will no longer own such shares. See the section entitled “The Special Meeting — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Holders of our warrants will not have redemption rights with respect to the warrants.

Omnichannel’s Initial Stockholders, Sponsor, officers and directors have entered into a letter agreement with Omnichannel, pursuant to which they have agreed to waive their redemption rights with respect to any Founder Shares and public shares they may hold in connection with the completion of the initial business combination.

No Delaware Appraisal Rights

Appraisal rights are statutory rights under the DGCL that enable stockholders who object to certain extraordinary transactions to demand that the corporation pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. However, appraisal rights are not available in all circumstances. Omnichannel stockholders are not entitled to exercise dissenters’ rights or appraisal rights under Delaware law in connection with the Business Combination. Dissenters’ rights or appraisal rights are unavailable under Delaware law in connection with the Business Combination to holders of Omnichannel’s Class A common stock because it is currently listed on a national securities exchange and such holders are not required to receive any consideration (other than continuing to hold their shares of Omnichannel’s Class A common stock, which will become an equal number of shares of Pubco common stock after giving effect to the Business Combination). Holders of Omnichannel’s Class A common stock may vote against the Business Combination Proposal or redeem their Omnichannel Shares if they are not in favor of the adoption of the Business Combination Agreement or the Business Combination. Dissenters’ rights or appraisal rights are unavailable under Delaware law in connection with the Business Combination to holders of Omnichannel’s Class B common stock because they have agreed to vote in favor of the Business Combination.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Omnichannel has engaged Morrow Sodali LLC to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares at the Special Meeting if it revokes its proxy before the Special Meeting. A stockholder also may change its vote by submitting a later-dated proxy as described in the section entitled “The Special Meeting — Revoking Your Proxy.”

Interests of Omnichannel’s Directors and Officers in the Business Combination

When you consider the recommendation of Omnichannel’s board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that Omnichannel Initial Stockholders have interests in such proposal that are different from, or in addition to those of Omnichannel stockholders and warrant holders generally. These interests include, among other things, the interests listed below:

•        If we are unable to complete our initial business combination by May 24, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination by May 24, 2022. Our Initial Stockholders purchased the Founder Shares prior to the Initial Public Offering for an aggregate purchase price of $25,000. Upon the Closing, such Founder Shares will convert into 4,388,1252 shares of Pubco common stock.

•        Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 6,000,000 Private Placement Warrants at a price of $1.00 per warrant to our Sponsor. The warrants are each exercisable commencing the later of 30 days following the Closing and 12 months from the closing of the Initial Public Offering, which occurred on November 24, 2020, for one share of Pubco common stock at $11.50 per share. On November 30, 2020, the underwriters purchased 650,000 over-allotment units pursuant to the partial exercise of the over-allotment option. The over-allotment units were sold at an offering price of $10.00 per unit, generating gross proceeds of $6.5 million. Simultaneously with the sale of the over-allotment units, we consummated a private sale of an additional 130,000 Private Placement Warrants to the Sponsor, at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds of approximately $0.13 million. If we do not consummate a business combination transaction by May 24, 2022, then the proceeds from the sale of the Private Placement Warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our Sponsor will be worthless. The warrants held by our Sponsor had an aggregate market value of approximately $6.3 million based upon the closing price of $1.03 per warrant on the NYSE on August 9, 2021.

•        Our Sponsor, officers and directors will lose their entire investment of $6,155,000 in us and the Sponsor’s $300,000 loan to us if we do not complete a business combination by May 24, 2022. Certain of them may continue to serve as officers and/or directors of Pubco after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the Pubco board of directors determines to pay to its directors and/or officers.

•        Matt Higgins (the Chief Executive Officer, Chairman and a director of Omnichannel), Mark Gerson (a director of Omnichannel), Aidan Kehoe (an Omnichannel advisor) and Garysquad III LLC (affiliated with Omnichannel advisor Gary Vaynerchuk) have each agreed to participate in the PIPE Investment and purchase 300,000 shares, 100,000 shares, 200,000 shares and 15,000 shares, respectively, of Omnichannel for an aggregate purchase price of $3 million, $1 million, $2 million and $150,000, respectively, of Omnichannel for aggregate purchase prices of $3 million, $1 million, $2 million and $150,000, respectively.

•        Kin entered into certain contracts with VaynerMedia, LLC (“VaynerMedia”), for advertising, marketing, promotional, media agency and/or consulting services. RSE Ventures, for which Mr. Higgins serves as Chief Executive officer, has a minority interest in VaynerMedia.

•        Our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Omnichannel fails to complete a business combination by May 24, 2022.

•        In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to Omnichannel if and to the extent any claims by a third party (except for Omnichannel’s independent registered public accounting firm, WithumSmith+Brown, PC) for services rendered or products sold to Omnichannel, or a prospective target business with which Omnichannel has entered into a letter of intent, confidentiality or

____________

2        Assuming 774,375 Founder Shares forfeited pursuant to the BCA other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) not will it apply to any claims under Omnichannel’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. Omnichannel will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which Omnichannel does business, execute agreements with Omnichannel waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

•        Following the Closing, the Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to Omnichannel and remain outstanding or the conversion of such loans into additional warrants. As of the date of this proxy statement/prospectus, the Sponsor has not made any advances to Omnichannel for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

•        Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•        Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Omnichannel from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination.

•        Omnichannel has entered into certain agreements with the Sponsor and its and their respective affiliates. In particular, Omnichannel has the following agreements with the Sponsor and affiliates: (i) a consulting arrangement with Tom Carroll, an indirect equityholder, and an agreement to pay him $25,000 to provide market branding work for Kin in connection with the Transaction, (ii) a certain Letter Agreement, dated November 19, 2020, by and among Omnichannel, its executive officers, its directors and Omnichannel Sponsor LLC, (iii) an Investment Management Trust Agreement, dated November 19, 2020, by and between Omnichannel and Continental Stock Transfer & Trust Company, as trustee, (iv) a Registration Rights Agreement, dated November 19, 2020, by and between Omnichannel and Omnichannel Sponsor LLC, (v) a Private Placement Warrants Purchase Agreement, dated November 19, 2020, by and between Omnichannel and Omnichannel Sponsor LLC, and (vi) an Administrative Services Agreement, dated November 19, 2020, by and between Omnichannel and Omnichannel Sponsor LLC.

•        On September 10, 2021, the Sponsor loaned Omnichannel $300,000 pursuant to the terms of a convertible promissory note in order to fund working capital. The loan is interest-free and upon the closing of the Business Combination, all amounts borrowed may, at Omnichannel Sponsor’s option, be repaid or convert into warrants at a price of $1.00 per warrant.

Omnichannel’s Initial Stockholders, Kin and/or any of their affiliates may, if they do not have material non-public information, purchase public shares or Public warrants in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or Public warrants in such transactions.

In the event that Omnichannel’s Initial Stockholders purchase public shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their public shares. The purpose of any such purchases of public shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy a Closing condition in the Business Combination Agreement that requires us to have a certain amount of cash at the Closing, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our common stock and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

The existence of financial and personal interests of the Omnichannel directors and officers may result in a conflict of interest on the part of one or more of them between what he may believe is best for Omnichannel and what he may believe is best for him in determining whether or not to grant a waiver in a specific situation. See the sections entitled “Risk Factors” and “The Business Combination Proposal — Interests of Omnichannel’s Directors and Officers in the Business Combination” for a further discussion of this and other risks.

Stock Exchange Listing

Omnichannel’s units, Class A common stock and Public warrants are publicly traded on the NYSE under the symbols “OCA.U”, “OCA” and “OCAW”, respectively. Omnichannel intends to apply to list the Pubco common stock and warrants on the NYSE under the symbols “KI” and “KIW”, respectively, upon the Closing of the Business Combination. Pubco will not have units traded following Closing of the Business Combination.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the transactions contemplated by the Business Combination Agreement. Where actual amounts are not known or knowable, the figures below represent Kin’s good faith estimate of such amounts.

(in millions)	Assuming No Redemption	Assuming Maximum Redemption
Sources
Proceeds from Trust Account	$207	$120
Private Placement	$80	$80
Sellers’ Equity	$961	$961
Omnichannel’s Founder Shares	$44	$44
Total Sources	$1,292	$1,205
Uses
Sellers’ Equity	$961	$961
Cash to Kin’s Balance Sheet	$242	$155
Omnichannel’s Founder Shares	$44	$44
Fees and Expenses	$45	$45
Total Uses	$1,292	$1,205

Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Omnichannel will be treated as the “acquired” company for accounting purposes and the Business Combination will be treated as the equivalent of Kin issuing stock for the net assets of Omnichannel, accompanied by a recapitalization. The net assets of Omnichannel will be stated at historical cost, with no goodwill or other intangible assets recorded.

Kin has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•        Kin’s existing stockholders will have the greatest voting rights in the combined entity under the no and maximum redemption scenarios with over 70% of the voting rights in each scenario;

•        The largest individual minority stockholder of the combined entity is an existing stockholder of Kin;

•        Kin will have the ability to nominate five of the seven total members of the Pubco Board of Directors; and

•        Kin’s senior management will comprise all of the senior management of Pubco and will be responsible for the day-to-day operations of Pubco.

The preponderance of evidence as described above is indicative that Kin is the accounting acquirer in the Business Combination.

Comparison of Stockholders’ Rights

Following the consummation of the Business Combination, the rights of Omnichannel stockholders who become Pubco stockholders in the Business Combination will no longer be governed by the Current Charter and Omnichannel’s bylaws and instead will be governed by the Proposed Charter and Pubco’s amended and restated bylaws. See “Comparison of Stockholders’ Rights” on page 267.

Summary of Risk Factors

In evaluating the proposals to be presented at the Special Meeting, an Omnichannel Stockholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

Some of the risks related to Omnichannel and the Business Combination are summarized below.

•        Several risk factors relate to Omnichannel warrants. Warrants will become exercisable for Pubco common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders. Pubco may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to shareholders or may otherwise not be in the money when exercised, which may make warrants worthless. Finally, Omnichannel’s warrants are accounted for as derivative liabilities, which may have an adverse effect on the market price of our securities.

•        Several risk factors relate to Omnichannel’s review process and our directors and officers. Omnichannel’s board of directors did not obtain a third-party valuation or fairness opinion, directors and officers of Omnichannel may have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination, and Omnichannel’s Initial Stockholders may elect to purchase shares or Public warrants from public stockholders, which may influence a vote on the Business Combination. Our directors may decide not to enforce the indemnification obligations of our Sponsor, reducing the Trust Account balance available to our stockholders.

•        Several risk factors relate to financial risk. Omnichannel’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus. We may otherwise be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price. In a bankruptcy proceeding, the claims of creditors may have priority over the claims of our stockholders and the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

•        Several risk factors relate to our stock price, our stockholders, and their redemption rights. If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline. NYSE may not approve for listing Pubco common stock issued in connection with the Business Combination. Our stockholders will experience immediate dilution as a consequence of the issuance of Pubco common stock as consideration in the Business Combination. A stockholder’s failure to comply with the redemption requirements specified in this proxy statement/prospectus will prevent him or her from redeeming shares. If a sufficiently large number of shares are redeemed, the Business Combination would be unsuccessful and that stockholders would have to wait for liquidation in order to redeem their stock.

•        The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.

Some of the risks related to Kin’s business and industry are summarized below. References in the summary below to “we”, “us”, “our” and “the Company” generally refer to Kin and its subsidiaries and Kin Interinsurance Network, in the present tense or Pubco from and after the Business Combination.

•        Several risk factors relate to financial, industry, and general business risks. The Company has a history of losses and it may not achieve or maintain profitability in the future. Kin’s limited operating history makes it difficult to evaluate its current business performance, implementation of its business model, and its future prospects. Failure to maintain our financial strength ratings could adversely affect the Carrier’s competitive position in the insurance industry.

•        Several risk factors relate to customer acquisition, product expansion, and geographic expansion. The Company’s success and ability to grow its business depends on retaining and expanding its customer base. In addition, if Kin is unable to expand its product offerings, its prospects for future growth may be adversely affected. Kin’s exposure to loss activity and regulation may be greater in states where it currently has most of its customers, including Florida. Kin’s product development cycles are complex and subject to regulatory approval, and Kin may incur significant expenses before it generate revenues, if any, from new products. Kin may require additional capital to grow its business, which may not be available on terms acceptable to us or at all. Kin’s customer acquisition costs could trend at a higher than expected level due to industry competition which would impact profitability.

•        Several risk factors relate to public company readiness. As a private company, Kin has not been required to document and test its internal controls over financial reporting nor has its management been required to certify the effectiveness of Kin’s internal controls and its auditors have not been required to opine on the effectiveness of its internal control over financial reporting. Kin has identified material weaknesses in its internal control over financial reporting which, if not corrected, could affect the reliability of its consolidated financial statements and have other adverse consequences.

•        Several risk factors relate to the operation of an insurance business and insurance industry conditions. Intense competition in the segments of the insurance industry in which Kin operates could negatively affect its ability to attain or increase profitability. Reinsurance may be unavailable at current levels and prices, which may limit our ability to write new business. A failure to establish adequate reserves, a failure to adjust claims accurately, the denial of claims or a failure to accurately and timely pay claims could materially and adversely affect our business, financial condition, results of operations, and prospects. Serving as the attorney-in-fact in the reciprocal insurance exchange structure results in the Carrier, a variable interest entity, being Kin’s primary customer. If the Carrier’s ability to grow or renew policies were adversely impacted, the premium revenue of the Carrier would be adversely affected, which would reduce Kin’s management fee revenue. If the management fee rate paid by the Carrier is reduced or if there is a significant decrease in the amount of direct and affiliated assumed premiums earned by the Carrier, revenues and profitability could be materially adversely affected.

•        Several risk factors relate to regulatory risk. Failure to maintain our risk-based capital at the required levels could adversely affect the ability of the Carrier to maintain regulatory authority to conduct Kin’s business. Kin is periodically subject to examinations by its state insurance regulators, which could result in adverse examination findings and necessitate remedial actions. Any legal or regulatory requirements that restrict Kin’s ability to collect or use data, including personal identifying information, could materially and adversely affect its business, financial condition, results of operations and prospects.

•        Several risk factors relate to Kin’s technology and data use. Kin’s future success depends on its ability to continue to develop and implement its technology, and to maintain the confidentiality of this technology. Kin depends on search engines, social media platforms, content-based online advertising and other online sources to attract consumers to its website, which may be affected by third-party interference beyond its control and as Kin grows its customer acquisition costs may continue to rise. Interruptions or delays in the services provided by Kin’s sole provider of third-party data centers or our internet service providers could impair the operability of its website and may cause its business to suffer. Security incidents or real or perceived errors, failures or bugs in our systems or website could impair Kin’s operations, result in loss of personal customer information, damage its reputation and brand, and harm its business and operating results. Kin may be unable to prevent or address the misappropriation of its data. If Kin experiences an interruption in the operation of its necessary systems, technology, facilities and business functions, its business could be harmed.

•        Several risk factors relate to Kin’s reliance on top talent. Kin relies on the experience and expertise of its Co-Founders, senior management team, highly specialized insurance experts, key technical employees and other highly skilled personnel. Departures by the aforementioned personnel could impact Kin’s operations. Kin’s ability to attract, develop and retain talented employees, managers and executives, and to maintain appropriate staffing levels, is critical to its success. Misconduct or fraudulent acts by employees, agents or third parties may expose Kin to financial loss, disruption of business, regulatory assessments and reputational harm.

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Pubco’s financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing of Omnichannel’s Initial Public Offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION

Omnichannel

Market Price and Ticker Symbol

Omnichannel’s units, Class A common stock and Public warrants are currently listed on the NYSE under the symbols “OCA.U,” “OCA,” and “OCA WS,” respectively.

The closing price of Omnichannel’s units, Class A common stock and Public warrants on July 16, 2021, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.42, $9.83 and $1.16, respectively. As of         , 2021, the record date for the Special Meeting, the closing price for each unit, Class A common stock and Public warrant was $        , $        and $        , respectively.

Holders

There are          holders of record of our units,          holders of record of Omnichannel Class A common stock,          holders of record of Omnichannel Class B common stock and          holders of record of our Public warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, Omnichannel Class A common stock and warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

Omnichannel has not paid any cash dividends on Omnichannel common stock to date and does not intend to pay any cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon Pubco’s revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of Pubco’s board of directors at such time.

Kin

There is no public market for shares of Kin’s common stock.

RISK FACTORS

We have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, results of operations or reputation. The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently believe are not material may also significantly affect our business, financial condition, results of operations or reputation. Our business could be harmed by any of these risks. In assessing these risks, you should also refer to the other information contained in this proxy statement prospectus, including our consolidated financial statements and related notes.

Risk Factors Relating to Omnichannel and the Business Combination

Directors and officers of Omnichannel have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination and approval of the other proposals described in this proxy statement/prospectus.

When considering Omnichannel’s board of directors’ recommendation that its stockholders vote in favor of the approval of the Business Combination, Omnichannel stockholders should be aware that directors and officers of Omnichannel have interests in the Business Combination that may be different from, or in addition to, the interests of Omnichannel stockholders. These interests include:

•        If we are unable to complete our initial business combination by May 24, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination by May 24, 2022. Our sponsor purchased the Founder Shares prior to the Initial Public Offering for an aggregate purchase price of $25,000. Given the differential in the purchase price that our Sponsor paid for the Founder Shares as compared to the price of the units sold in the Initial Public Offering and the substantial number of shares of Class A common stock that our Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, our Sponsor and its affiliates may earn a positive rate of return on their investment even if the common stock of the combined company trades below the price initially paid for the units in the Initial Public Offering and the public stockholders experience a negative rate of return following the completion of the Business Combination. In addition, the Sponsor could potentially recoup its entire investment, inclusive of its investment in the Founder Shares and the Private Placement Warrants, even if the trading price of the Pubco common stock after the Closing is as low as $1.41 per share.

•        Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 6,000,000 Private Placement Warrants at a price of $1.00 per warrant to our Sponsor. The warrants are each exercisable commencing the later of 30 days following the Closing and 12 months from the closing of the Initial Public Offering, which occurred on November 24, 2020, for one share of Pubco common stock at $11.50 per share. On November 30, 2020, the underwriters purchased 650,000 over-allotment units pursuant to the partial exercise of the over-allotment option. The over-allotment units were sold at an offering price of $10.00 per unit, generating gross proceeds of $6.5 million. Simultaneously with the sale of the over-allotment units, we consummated a private sale of an additional 130,000 Private Placement Warrants to the Sponsor, at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds of approximately $0.13 million. If we do not consummate a business combination transaction by May 24, 2022, then the proceeds from the sale of the Private Placement Warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our Sponsor will be worthless. The warrants held by our Sponsor had an aggregate market value of approximately $6.3 million based upon the closing price of $1.03 per warrant on the NYSE on August 9, 2021.

•        Our Sponsor, officers and directors will lose their entire investment in us if we do not complete a business combination by May 24, 2022. Certain of them may continue to serve as officers and/or directors of Pubco after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the Pubco board of directors determines to pay to its directors and/or officers.

•        Matt Higgins (the Chief Executive Officer, Chairman and a director of Omnichannel), Mark Gerson (a director of Omnichannel), Aidan Kehoe (an Omnichannel advisor) and Garysquad III LLC (affiliated with Omnichannel advisor Gary Vaynerchuk) have each agreed to participate in the PIPE Investment and purchase 300,000 shares, 100,000 shares, 200,000 shares and 15,000 shares, respectively, of Omnichannel for an aggregate purchase price of $3 million, $1 million, $2 million and $150,000, respectively, of Omnichannel for aggregate purchase prices of $3 million, $1 million $2 million and $150,000, respectively.

•        Kin entered into certain contracts with VaynerMedia, for advertising, marketing, promotional, media agency and/or consulting services. RSE Ventures, for which Mr. Higgins serves as Chief Executive officer, has a minority interest in VaynerMedia.

•        Our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Omnichannel fails to complete a business combination by May 24, 2022.

•        Our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Omnichannel fails to complete a business combination by May 24, 2022.

•        In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to Omnichannel if and to the extent any claims by a third party (except for Omnichannel’s independent registered public accounting firm) for services rendered or products sold to Omnichannel, or a prospective target business with which Omnichannel has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) not will it apply to any claims under Omnichannel’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. Omnichannel will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which Omnichannel does business, execute agreements with Omnichannel waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

•        Following the Closing, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to Omnichannel and remain outstanding or may convert such loans and amounts outstanding into warrants to acquire common stock. As of the date of this proxy statement/prospectus, our Sponsor has not made any advances to us for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

•        Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•        Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Omnichannel from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination.

•        Upon the Closing, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC will be owed 3.00% of the aggregate gross proceeds received by Kin and/or Omnichannel from certain parties who entered into the Subscription Agreements. In connection with the PIPE Investment, a $675,000 placement fee will be payable to each of Citi and J.P. Morgan, for an aggregate fee payable to the co-placement agents of $1,350,000 in the aggregate.

•        Following the Closing, approximately 41.0% of shares of Pubco common stock will be subject to registration rights, comprised of shares of Pubco common stock held by the Sponsor and its affiliates, certain pre-closing Kin stockholders, including officers, and PIPE investors.

These financial interests of the Initial Stockholders may have influenced their decision to approve the Business Combination. You should consider these interests when evaluating the Business Combination and the recommendation Omnichannel’s Board to vote in favor of the Business Combination Proposal and other proposals to be presented to the stockholders.

Citi has a potential conflict of interest regarding the Business Combination.

As disclosed elsewhere herein, Citi served as the sole underwriter for the Initial Public Offering and will receive approximately $7.3 million of deferred underwriting commissions therefrom in connection with the consummation of Omnichannel’s initial business combination. Citi has agreed to waive its rights to its deferred underwriting commissions held in the Trust Account in the event that Omnichannel does not complete its initial business combination prior to the end of the completion window (subject to any extension period thereof), and in such a circumstance, will not receive any of such funds.

As described further below, Citi is also providing certain services in connection with the Business Combination and will receive compensation in connection therewith. Citi’s receipt of the deferred underwriting commissions is not dependent on its provision of services in connection with the Transactions.

As discussed under “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination,” Citi is serving as Omnichannel’s capital markets advisor in connection with the Business Combination. Pursuant to the terms of Citi’s engagement with Omnichannel, Citi has agreed to provide Omnichannel with capital markets advice and assistance in connection with the Business Combination, including providing such advisory and investment banking services for Omnichannel as are customary and appropriate in transactions like the Business Combination. Citi provided these services without charging a fee to Omnichannel for such services. As such, no fees are payable to Citi with respect to such services, whether or not the Business Combination is consummated. No entity (other than Citi) is serving as Omnichannel’s capital markets advisor in connection with the Business Combination.

Additionally, as discussed under “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination,” Citi is serving as co-placement agent in connection with the PIPE together with JPM. Pursuant to the terms of Citi’s placement agent engagement with Omnichannel, Citi has agreed to assist Omnichannel in (i) identifying and contacting potential PIPE Investors, (ii) assisting Omnichannel as to its strategy and tactics of negotiations of the financial terms with such prospective investors and to participate in such negotiations, (iii) assisting Omnichannel as to considerations regarding the timing, structure and pricing of the PIPE and (iv) providing such other private services as are customary for placement agents in similar transactions. In respect of such services, upon the consummation of the Transactions, the placement agents, including Citi, will collectively receive a placement fee equal to 3.0% of the aggregate price at which such Omnichannel Class A common stock shares are sold pursuant to the PIPE Investment (less amounts subscribed for by certain excluded investors). The aggregate fees payable to the co-placement agents is expected to be $1,350,000 in the aggregate, of which $675,000 will be payable to Citi (the “Citi Placement Fee”). In addition, whether or not the Business Combination is consummated, the placement agents (including Citi) are entitled to receive expense reimbursement customary for a PIPE transaction of this nature (subject to the terms and conditions of the co-placement agents’ engagement letter with Omnichannel). Omnichannel also has agreed to indemnify the co-placement agents (including Citi) and certain related persons against liabilities arising out of its placement agent engagement or information contained in or omitted from the offering materials in connection with the PIPE Investment.

Because (i) Citi will only receive its deferred underwriting commissions upon the consummation of Omnichannel’s initial business combination during the completion window (subject to any extension period thereof), and (ii) Citi will only receive the Citi Placement Fee upon the consummation of the Business Combination, such interests may have presented, and may in the future present, a conflict of interest. Omnichannel was aware of and considered such potential conflicts in engaging Citi as its capital markets advisor and as co-placement agent. Omnichannel’s stockholders should consider the role of Citi in evaluating “Proposal No. 1 — The Business Combination Proposal” and the other proposals.

We have identified a material weakness in our internal control over financial reporting. This material weakness could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with GAAP. Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We identified a material weakness in our internal control over financial reporting related to the accounting for a significant and unusual transaction related to the warrants we issued in connection with our initial public offering in December 2020. As a result of this material weakness, our management concluded that our internal control over financial reporting was not effective as of December 31, 2020 and June 30, 2021, respectively. This material weakness resulted in a material misstatement of our warrant liabilities, change in fair value of warrant liabilities, additional paid-in capital, accumulated deficit and related financial disclosures for the affected periods.

To respond to this material weakness, we have devoted, and plan to continue to devote, significant effort and resources to the remediation and improvement of our internal control over financial reporting. While we have processes to identify and appropriately apply applicable accounting requirements, we plan to enhance these processes to better evaluate our research and understanding of the nuances of the complex accounting standards that apply to our consolidated financial statements. Our plans at this time include providing enhanced access to accounting literature, research materials and documents, and increased communication among our personnel and third-party professionals with whom we consult regarding complex accounting applications. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. For a discussion of management’s consideration of the material weakness identified related to our accounting for a significant and unusual transaction related to the Warrants we issued in connection with the December 2020 initial public offering, see “Note 2 — Restatement of Previously Issued Financial Statements” to the accompanying consolidated financial statements.

Any failure to maintain such internal control could adversely impact our ability to report our financial position and results from operations on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities. In either case, there could result a material adverse effect on our business. Failure to timely file will cause us to be ineligible to utilize short form registration statements on Form S-3, which may impair our ability to obtain capital in a timely fashion to execute our business strategies or issue shares to effect an acquisition. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weakness identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our consolidated financial statements.

Our Public warrants are accounted for as derivative liabilities with changes in fair value each period included in earnings, which may have an adverse effect on the market price of our Omnichannel Class A common stock or may make it more difficult for us to consummate an initial business combination.

We account for the Public warrants as derivative warrant liabilities. At each reporting period (1) the accounting treatment of the Public warrants will be re-evaluated for proper accounting treatment as a liability or equity and (2) the fair value of the liability of the Public warrants and Private Placement Warrants will be remeasured and the change in the fair value of the liability will be recorded as other income (expense) in our income statement. The impact of changes in fair value on earnings may have an adverse effect on the market price of our Omnichannel Class A common stock. In addition, potential targets may seek a special purpose acquisition company that does not have warrants that are accounted for as a warrant liability, which may make it more difficult for us to consummate an initial business combination with a target business.

The SEC issued guidance on the application of warrant accounting guidance which required that our warrants be accounted for as liabilities rather than as equity and such requirement resulted in a restatement of our previously issued financial statements.

On April 12, 2021, the staff of the SEC issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”) (the “Statement”). In the Statement, the SEC staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity. Since issuance, our warrants were accounted for as equity within our balance sheet, and after discussion and evaluation, including with our independent auditors, we have concluded that our warrants should be presented as liabilities with subsequent fair value remeasurement. Therefore we conducted a valuation of our warrants and restated our previously issued financial statements, which resulted in unanticipated costs and diversion of management resources and may result in potential loss of investor confidence. Although we have now completed the restatement, we cannot guarantee that we will have no further inquiries from the SEC or NYSE regarding our restated financial statements or matters relating thereto.

Any future inquiries from the SEC or NYSE as a result of the restatement of our historical financial statements will, regardless of the outcome, likely consume a significant amount of our resources in addition to those resources already consumed in connection with the restatement itself.

Omnichannel’s Initial Stockholders have agreed to vote in favor of the Business Combination, regardless of how our public stockholders vote.

Omnichannel’s Initial Stockholders have agreed to vote their shares in favor of the Business Combination. The Initial Stockholders own 20% of our outstanding shares prior to the Business Combination. Accordingly, it is more likely that the necessary stockholder approval for the Business Combination will be received than would be the case if our Initial Stockholders had agreed to vote their shares in accordance with the majority of the votes cast by our public stockholders.

The investment interests of our Initial Stockholders may differ from those of our public shareholders. Our Sponsor and certain of our directors and officers hold our founder shares and private placement warrants. They will lose their entire investment with respect to such securities if we do not complete an initial business combination.

Our Sponsor and certain of our officers and directors currently hold our 4,388,125 founder shares, representing 20% of the total outstanding shares of common stock as of the date hereof. The founder shares will be worthless if we do not complete an initial business combination by May 24, 2022. In addition, our Initial Stockholders hold all of the 6,130,000 private placement warrants. Such private placement warrants will also be worthless if we do not complete an initial business combination by May 24, 2022. Given the differential in the purchase price that our Sponsor paid for the founder shares as compared to the price of the units sold in the Initial Public Offering and the substantial number of shares of Pubco common stock that our Sponsor will receive upon conversion of the founder shares in connection with the Business Combination, our Sponsor and its affiliates may earn a positive rate of return on their investment even if the common stock of the combined company trades below the price initially paid for the units in the Initial Public Offering and the public stockholders experience a negative rate of return following the completion of the Business Combination.

Omnichannel’s Initial Stockholders may elect to purchase shares or Public warrants from public stockholders, which may influence a vote on the Business Combination and reduce the public “float” of our common stock.

Omnichannel’s Initial Stockholders may, if they do not have material non-public information, purchase public shares or Public warrants in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or Public warrants in such transactions.

In the event that Omnichannel’s Initial Stockholders purchase public shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their public shares. The purpose of any such purchases of public shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy a Closing condition in the Business

Combination Agreement that requires us to have a certain amount of cash at the Closing, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our common stock and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Warrants will become exercisable for Pubco common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Following the Business Combination, there will be 10,325,000 outstanding Public warrants to purchase 10,325,000 shares of Pubco common stock at an exercise price of $11.50 per share, which warrants will become exercisable commencing the later of 30 days following the Closing and 12 months from the closing of the Initial Public Offering, which occurred on November 24, 2020. In addition, there will be 4,904,000 Private Placement Warrants outstanding exercisable for 4,904,000 shares of Pubco common stock at an exercise price of $11.50 per share. To the extent such warrants are exercised, additional shares of Pubco common stock will be issued, which will result in dilution to the holders of Pubco common stock and increase the number of shares eligible for resale in the public market. Following the Closing, approximately 41.0% of shares of PubCo common stock will be subject to registration rights, comprised of shares of Pubco common stock held by the Sponsor and its affiliates, certain pre-closing Kin stockholders, including officers, and PIPE investors. Sales of substantial numbers of such shares in the public market could adversely affect the market price of Pubco common stock, the impact of which is increased as the value of our stock price increases.

We may amend the terms of the Public warrants in a manner that may be adverse to holders of such warrants with the approval by the holders of at least 50% of the then outstanding Public warrants. As a result, the exercise price of the Public warrants could be increased, the Public warrants could be converted into cash or stock (at a ratio different than initially provided), the exercise period could be shortened and the number of shares of Omnichannel common stock purchasable upon exercise of a Public warrant could be decreased, all without any particular Public warrantholder’s approval.

Our Public warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the Public warrants may be amended without the consent of any holder to cure any ambiguity, mistake (including to conform the warrant agreement to the description thereof herein) or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public warrants to make any change that adversely affects the interests of the registered holders of such warrants. Accordingly, we may amend the terms of the Public warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding Public warrants approve of such amendment and, solely with respect to any amendment to the terms of the Private Placement Warrants or any provision of the warrant agreement with respect to the Private Placement Warrants, 50% of the number of the then outstanding Private Placement Warrants. Although our ability to amend the terms of the Public warrants with the consent of at least 50% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of shares of Pubco common stock purchasable upon exercise of a warrant. Our initial stockholders may purchase Public warrants with the intention of reducing the number of Public warrants outstanding or to vote such warrants on any matters submitted to warrantholders for approval, including amending the terms of the Public warrants in a manner adverse to the interests of the registered holders of Public warrants. While our initial stockholders have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for such transactions, there is no limit on the number of our Public warrants that our Initial Stockholders may purchase and it is not currently known how many Public warrants, if any, our Initial Stockholders may hold at any time during which the terms of the Public warrants may be proposed to be amended.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, which may make your warrants worthless.

Pubco will have the ability to redeem outstanding Public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of Pubco common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we give notice of redemption. If and when the warrants become redeemable by Pubco, Pubco may exercise the redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders to (i) exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) sell the warrants at the then-current market price when the holder might otherwise wish to hold onto such warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants. None of the Private Placement Warrants will be redeemable by us so long as they are held by their initial purchasers or their permitted transferees.

In addition, Pubco may redeem your warrants after they become exercisable for a number of shares of Pubco common stock determined based on the redemption date and the fair market value of Pubco common stock. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of our common stock had your warrants remained outstanding.

Historical trading prices for Omnichannel’s Class A common stock have exceeded the $10.00 per share threshold at which the public warrants would become redeemable. In the event the Company determined to redeem the Public warrants, holders of our redeemable warrants would be notified of such redemption as described in our warrant agreement. Specifically, in the event that the Company elects to redeem all of the redeemable warrants as described above, the Company shall fix a date for the redemption (the “Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than 30 days prior to the Redemption Date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement shall be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via the Company’s posting of the redemption notice to DTC.

Our warrants are accounted for as derivative liabilities and are recorded at fair value upon issuance with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of our securities or may make it more difficult for us to consummate an initial business combination.

We have 16,455,000 warrants outstanding (comprised of 10,325,000 Public warrants as part of the units offered in the initial public offering and 6,130,000 Private Placement Warrants). Immediately prior to the Closing, the Sponsor will forfeit 1,226,000 Private Placement Warrants. We expect to account for both the Public warrants and the Private Placement Warrants as a warrant liability. At each reporting period (1) the accounting treatment of the warrants will be re-evaluated for proper accounting treatment as a liability or equity and (2) the fair value of the liability of the public and Private Placement Warrants will be remeasured and the change in the fair value of the liability will be recorded as other income (expense) in our income statement. The impact of changes in fair value on earnings may have an adverse effect on the market price of our common stock. In addition, potential targets may seek a special purpose acquisition company that does not have warrants that are accounted for as a liability, which may make it more difficult for us to consummate an initial business combination with a target business.

Our warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.

Our warrant agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We waived any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants shall be deemed to have notice of and to have consented to the forum provisions in our warrant agreement. If any action, the subject matter of which is within the scope of the forum provisions of the warrant agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our warrant agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Because the post-combination company will be a publicly traded company by virtue of a merger as opposed to an underwritten initial public offering, the process does not use the services of one or more underwriters, which could result in less diligence being conducted.

In an underwritten initial public offering, underwriters typically conduct due diligence on the company being taken public in order to establish a due diligence defense against liability claims under federal securities laws. Because Omnichannel is already a publicly traded company, an underwriter has not been engaged. While the Sponsor may have an inherent conflict of interest because its shares and warrants will be worthless if a business combination is not completed, management and the board of directors of the acquirer, as well as private investors, undertake a certain level of due diligence. However, this due diligence is not necessarily the same level of due diligence undertaken by an underwriter in a traditional initial public offering. If such investigation had occurred, certain information in this prospectus may have been presented in a different manner or additional information may have been presented at the request of such underwriter.

Omnichannel’s board of directors did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination.

Omnichannel’s board of directors did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. Accordingly, investors will be relying solely on the judgment of Omnichannel’s board of directors and its advisors in valuing Kin and will be assuming the risk that the Omnichannel board may not have properly valued the business. However, Omnichannel’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and have substantial experience with mergers and acquisitions. Furthermore, in analyzing the Business Combination, Omnichannel’s officers and advisors conducted significant due diligence on Kin. Omnichannel engaged several professional advisors to assist it in connection with evaluating Kin. The experience of, and work performed by, Omnichannel’s management team and external advisors, and the commitments obtained in respect of the PIPE Investment by sophisticated third-party investors at the valuation ascribed to Kin by Omnichannel, provided additional comfort with respect to the valuation ascribed to Kin by Omnichannel. Accordingly, Omnichannel’s board of directors concluded that its members’ collective experience and backgrounds, together with the experience and sector expertise of Omnichannel’s officers and advisors, enabled it to make the necessary analyses and determinations regarding the Business Combination, including that the Business Combination was fair from a financial perspective to its stockholders and that Kin’s fair market value was at least 80% of the assets held in the trust account (excluding the deferred underwriting commissions and taxes payable on interest earned on the trust account) at the time of the agreement to enter into the Business Combination. There can be no assurance, however, that Omnichannel’s board of directors was correct in its assessment of the Business Combination. For a complete discussion of the factors utilized by Omnichannel’s board of directors in approving the Business Combination, see the sections entitled “The Business Combination Proposal — The Background of the Business Combination” and “The Business Combination Proposal — Omnichannel’s Reasons for the Business Combination and Recommendation of the Board of Directors.”

Even if we consummate the Business Combination, there can be no assurance that the warrants will be in the money at the time they become exercisable, and they may expire worthless.

The exercise price for the Pubco warrants is $11.50 per share of Pubco common stock. There can be no assurance that the warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the warrants may expire worthless.

Our stockholders will experience immediate dilution as a consequence of the issuance of Pubco common stock as consideration in the Business Combination. Having a minority share position may reduce the influence that our current stockholders have on the management of Pubco.

Assuming that no public stockholders exercise their redemption rights in connection with the Business Combination, immediately after the consummation of the Business Combination, Omnichannel’s Initial Stockholders and public stockholders will hold 25,038,125 shares of Pubco common stock, or 19.4% of the outstanding common stock. Assuming that our public stockholders holding 8,692,500 public shares exercise their redemption rights in connection with the Business Combination (which would still allow Omnichannel to satisfy the Minimum Cash Condition), immediately after the consummation of the Business Combination, Omnichannel’s Initial Stockholders and public stockholders will hold 16,345,625 shares of Pubco common stock, or 12.6% of the outstanding common stock.

There are currently outstanding an aggregate of 16,455,000 warrants to acquire Omnichannel common stock, which comprise of 6,130,000 Private Placement Warrants held by Omnichannel’s Initial Stockholders at the time of Omnichannel’s Initial Public Offering and 10,325,000 Public warrants. Immediately prior to the Closing, we will forfeit 1,226,000 Private Placement Warrants. Following such forfeiture, each of our remaining outstanding whole warrants will be exercisable beginning on the later of 30 days following the Closing and 12 months from the closing of the Initial Public Offering, which occurred on November 24, 2020, for one share of Omnichannel Class A common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised and one share of Omnichannel Class A common stock is issued as a result of such exercise, with payment of the exercise price of $11.50 per share, our fully-diluted share capital would increase by a total of 15,229,000 shares, with approximately $175,133,500 paid to us to exercise the warrants.

Subsequent to the consummation of the Business Combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although Omnichannel has conducted due diligence on Kin, Omnichannel cannot assure you that this diligence revealed all material issues that may be present in its business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Omnichannel’s or Pubco’s control will not later arise. As a result, Pubco may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if the due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that Pubco reports charges of this nature could contribute to negative market perceptions about Pubco or its securities. In addition, charges of this nature may cause Pubco to violate net worth or other covenants to which it may be subject. Accordingly, any Omnichannel Stockholder who chooses to remain a stockholder of Pubco following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Omnichannel’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Omnichannel’s securities prior to the Closing may decline. The market values of Omnichannel’s securities at the time of the Business Combination may vary significantly from their prices on the date the Business

Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which Omnichannel stockholders vote on the Business Combination. Because the number of shares to be issued pursuant to the Business Combination Agreement is based on the per share value of the amount in the Trust Account and will not be adjusted to reflect any changes in the market price of Omnichannel’s Class A common stock, the market value of Pubco common stock issued in the Business Combination may be higher or lower than the values of these shares on earlier dates.

In addition, following the Business Combination, fluctuations in the price of Pubco’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for the stock of Pubco and trading in the shares of Omnichannel’s Class A common stock has not been active. Accordingly, the valuation ascribed to Pubco in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for our securities develops and continues, the trading price of Pubco securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and Pubco securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of Pubco’s securities may include:

•        actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•        changes in the market’s expectations about Pubco’s operating results;

•        success of competitors;

•        operating results failing to meet the expectations of securities analysts or investors in a particular period;

•        changes in financial estimates and recommendations by securities analysts concerning Pubco or the industry in which Pubco operates in general;

•        operating and stock price performance of other companies that investors deem comparable to Pubco;

•        ability to market new and enhanced products and services on a timely basis;

•        changes in laws and regulations affecting our business;

•        commencement of, or involvement in, litigation involving Pubco;

•        changes in Pubco’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of shares of Pubco common stock available for public sale;

•        any major change in Pubco’s board or management;

•        sales of substantial amounts of Pubco common stock by our or Pubco’s directors, executive officers or significant stockholders or the perception that such sales could occur; and

•        general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and NYSE specifically, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which it was acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to Pubco could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Our actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

There can be no assurance that Pubco common stock issued in connection with the Business Combination will be approved for listing on the NYSE following the Closing, or that we will be able to comply with the continued listing standards of the NYSE.

Pubco common stock and warrants are expected to be listed on the NYSE following the Business Combination. Pubco’s continued eligibility for listing may depend on the number of our shares that are redeemed. If, after the Business Combination, the NYSE delists Pubco common stock from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant material adverse consequences including:

•        a limited availability of market quotations for our securities;

•        a determination that Pubco common stock is a “penny stock,” which will require brokers trading in Pubco common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for Pubco common stock;

•        a limited amount of analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The Current Charter states that we must complete our initial business combination by May 24, 2022. If we have not completed an initial business combination by then (or such later date as our stockholders may approve in accordance with the Current Charter), we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), which can be deducted from account interest, and creditor claims), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, our public stockholders may only receive approximately $10.00 per share and our warrants will expire worthless.

Our directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our public stockholders.

Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the funds held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our public stockholders may be reduced below $10.00 per share.

If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

If our stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of Class A common stock for a pro rata portion of the Trust Account.

Holders of public shares are not required to affirmatively vote against the Business Combination Proposal in order to exercise their rights to redeem their shares for a pro rata portion of the Trust Account. In order to exercise their redemption rights, they are required to submit a request in writing and deliver their stock (either physically or electronically) to our transfer agent by         , New York City time, on         , 2021 (two business days prior to the date of the Special Meeting). Stockholders electing to redeem their shares will receive their pro rata portion of the funds held in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, calculated as of two business days prior to the anticipated consummation of the Business Combination.

The ability of Omnichannel stockholders to exercise redemption rights with respect to a large number of shares could increase the probability that the Business Combination would be unsuccessful and that stockholders would have to wait for liquidation in order to redeem their stock.

At the time we entered into the Business Combination Agreement and related agreements for the Business Combination, we did not know how many stockholders would exercise their redemption rights, and therefore we structured the Business Combination based on our expectations as to the number of shares that will be submitted for redemption. The Business Combination Agreement requires us to have at least $200 million of aggregate cash proceeds available from the Trust Account, after giving effect to redemptions of public shares, if any, and the Private Placement. If a larger number of shares are submitted for redemption than we initially expected, we may need to restructure the transaction to reserve a greater portion of the cash in the Trust Account. The above considerations may limit our ability to complete the Business Combination or optimize our capital structure.

The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.

The completion of the Business Combination is subject to a number of conditions. The completion of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business Combination by Omnichannel stockholders is not obtained or that there are not sufficient funds in the Trust Account, in each case subject to certain terms specified in the Business Combination Agreement (as described under “The Business Combination Agreement — Conditions to Closing”), or that other Closing conditions are not satisfied. If Omnichannel does not complete the Business Combination, Omnichannel could be subject to several risks, including:

•        the parties may be liable for damages to one another under the terms and conditions of the Merger Agreement;

•        negative reactions from the financial markets, including declines in the price of our Class A common stock due to the fact that current prices may reflect a market assumption that the Business Combination will be completed;

•        the attention of our management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination; and

•        we will have a limited period of time, if any, to complete an alternative initial business combination and we may not be as attractive to potential alternative partners to an initial business combination if we are unable to complete the Business Combination.

Delaware law and provisions in Pubco’s certificate of incorporation and bylaws could make a takeover proposal more difficult.

If the Business Combination is consummated, Pubco’s organizational documents will be governed by Delaware law. Certain provisions of Delaware law and of Pubco’s certificate of incorporation and bylaws could discourage, delay, defer or prevent a merger, tender offer, proxy contest or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of Class A common stock held by Pubco’s stockholders. These provisions provide for, among other things:

•        the ability of Pubco’s board of directors to issue one or more series of preferred stock;

•        certain actions require the approval of two-thirds of the outstanding shares of stock voting;

•        certain limitations on convening special stockholder meetings; and

•        advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at Pubco’s annual meetings;

These anti-takeover provisions as well as certain provisions of Delaware law could make it more difficult for a third party to acquire Pubco, even if the third party’s offer may be considered beneficial by many of Pubco’s stockholders. As a result, Pubco’s stockholders may be limited in their ability to obtain a premium for their shares. If prospective takeovers are not consummated for any reason, Pubco may experience negative reactions from the financial markets, including negative impacts on the price of Pubco common stock. These provisions could also discourage proxy contests and make it more difficult for Pubco’s stockholders to elect directors of their choosing and to cause Pubco to take other corporate actions that Pubco’s stockholders desire. See “Description of Pubco Securities.”

Pubco’s certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings and the federal district courts as the sole and exclusive forum for other types of actions and proceedings, in each case, that may be initiated by Pubco’s stockholders, which could limit Pubco’s stockholders’ ability to obtain what such stockholders believe to be a favorable judicial forum for disputes with Pubco or Pubco’s directors, officers or other employees.

If the Business Combination is consummated, Pubco’s certificate of incorporation will provide that, unless Pubco consents to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Pubco, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of Pubco to Pubco or Pubco’s stockholders or any claim for aiding and abetting any such alleged breach, (iii) any action asserting a claim against the Pubco, its directors, officers or employees arising pursuant to any provision of the DGCL or the Proposed Charter or the bylaws, or (iv) any action asserting a claim against Pubco, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, as to which the Court of Chancery and the federal district court for the District of Delaware shall concurrently be the sole and exclusive forums. If any action the subject matter of which is within the scope of the forum provisions is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any Pubco stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder.

Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Additionally, Pubco’s certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against Pubco or any of its directors, officers, employees or agents. Section 22 of the Securities Act, however, created concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in the charter documents of other companies has been challenged in legal proceedings. While the Delaware courts have determined that such exclusive forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions; however, we note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring an interest in any shares of Pubco’s capital stock shall be deemed to have notice of and to have consented to the forum provisions in Pubco’s certificate of incorporation.

Although we believe these provisions will benefit Pubco by providing increased consistency in the application of Delaware law in the types of lawsuits to which they apply, these choice-of-forum provisions may make it more costly for a Pubco stockholder to bring a claim, and may also limit a Pubco stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Pubco or its directors, officers or employees, which may discourage such lawsuits.

Alternatively, if a court were to find these provisions of Pubco’s certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, Pubco may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect Pubco’s business, financial condition and results of operations and result in a diversion of the time and resources of Pubco’s management and board of directors.

Risks Related to Kin’s Business

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of Kin Insurance, Inc., its subsidiaries and Kin Interinsurance Network (the “Carrier”) prior to the consummation of the Business Combination.

We have a history of losses and we may not achieve or maintain profitability in the future.2

We have not been profitable since our inception in 2016 and had an accumulated deficit of approximately $53.4 million and $68.1 million as of December 31, 2020 and June 30, 2021, respectively. We incurred net losses of approximately $9.7 million and $29.3 million in the years ended December 31, 2019 and December 31, 2020, respectively, and a net loss of approximately $32.8 million for the six months ended June 30, 2021. We expect to make significant investments to further develop and expand our business. In particular, we expect to continue to expend substantial financial and other resources on marketing and advertising as part of our strategy to increase our customer base. The marketing and advertising costs related directly to the acquisition process are deferred and amortized over the 12-month term of the insurance policy. All other marketing and advertising expenses are typically expensed immediately. Any revenues that these expenses ultimately generate are recognized ratably over the 12-month term of each insurance policy that we write. This timing difference can therefore result in expenses that exceed the related revenue generated in any given year. In addition, we expect to continue to increase our headcount significantly in the coming years. As a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. We expect that our net loss will increase in the near term as we continue to make such investments to grow our business. Despite these investments, we may not succeed in increasing our revenue on the timeline that we expect or in an amount sufficient to lower our net loss and ultimately become profitable. Moreover, if our revenue declines, we may not be able to reduce costs in a timely manner because many of our costs are fixed at least in the short term. In addition, if we reduce variable costs to respond to losses, this may limit our ability to sign up new customers and grow our revenues. Accordingly, we may not achieve or maintain profitability and we may continue to incur significant losses in the future.

Our success and ability to grow our business depend on retaining and expanding our customer base. If we fail to add new customers or retain current customers, our business, revenue, operating results and financial condition could be harmed.

We believe that the growth of our business and revenue depends upon our ability to retain our existing customers and add new customers in our current geographic markets and in the markets in which we expand. While we have experienced significant customer growth since we commenced operations, we may not be able to maintain this growth and our customer base could shrink over time.

Our ability to attract new customers and retain existing customers depends on our ability to continue providing positive insurance-buying and claims-filing customer experiences, competitive pricing, and adequate insurance coverage. In order to maintain this reputation, we may be required to incur significantly higher marketing expenses, costs related to improving our service, and lower margins in order to attract new customers and retain existing customers. If we fail to remain competitive on customer experience, pricing, and insurance coverage options, our ability to grow our business and generate revenue by attracting and retaining customers may be adversely affected.

There are many factors that could negatively affect our ability to grow our customer base, including if:

•        we fail to effectively use search engines, social media platforms, content-based online advertising, and other online sources for generating traffic to our website;

•        potential customers in a particular marketplace generally do not meet our underwriting guidelines;

•        our competitors mimic our digital platform or develop other innovative services, causing current and potential customers to purchase their insurance products instead of our products;

•        we lose customers to new market entrants and/or existing competitors;

•        we do not obtain regulatory approvals necessary for expansion into new markets or in relation to our products (such as line, form, underwriting and rating approvals) or such approvals contain conditions that impose restrictions on our operations (such as limitations on growth);

•        our digital platform experiences disruptions;

•        we suffer reputational harm to our brand resulting from negative publicity, whether accurate or inaccurate;

•        we fail to expand geographically;

•        we fail to offer new and competitive products;

•        customers have difficulty installing, updating or otherwise accessing our website on mobile devices or web browsers as a result of actions by us or third parties;

•        technical or other problems frustrate the customer experience, particularly if those problems prevent us from generating quotes or paying claims in a fast and reliable manner; or

•        we are unable to address customer concerns regarding the content, data privacy, and security of our digital platform.

Our inability to overcome these challenges could impair our ability to attract new customers and retain existing customers, and could have a material adverse effect on our business, revenue, operating results and financial condition.

The “Kin” brand may not become as widely known as incumbents’ brands or the brand may become tarnished.

Many of our competitors have brands that are well recognized. As a relatively new entrant into the insurance market, we have spent considerable money and other resources to create brand awareness and build our reputation. We may not be able to build brand awareness, and our efforts at building, maintaining and enhancing our reputation could fail. Complaints or negative publicity about our business practices, our marketing and advertising campaigns, our compliance with applicable laws and regulations, the integrity of the data that we provide to consumers or business partners, data privacy and security issues, and other aspects of our business, whether valid or not, could diminish confidence in our brand, which could adversely affect our reputation and business. As we expand our product offerings and enter new markets, we must continue to establish our reputation in an expanded marketplace, and to the extent we are not successful in this endeavor, our business could be adversely affected. There can be no assurance that we will be able to maintain or enhance our reputation, and failure to do so could materially adversely affect our business, results of operations and financial condition. If we are unable to maintain or enhance consumer awareness of our brand cost-effectively, our business, results of operations and financial condition could be materially adversely affected.

Our brand also could be adversely affected by situations that reflect negatively on us, whether due to our business practices, adverse financial developments, perceptions of our corporate governance or social responsibility, the conduct of our officers or employees, the actions of a significant customer or other businesses with which we do business, including unaffiliated insurers whose products we offer or make available to our customers, or other causes. The negative impacts of these or other events may be aggravated as consumers and other stakeholders increase their expectations regarding corporate conduct and responsibility. These impacts may be further complicated by the fact that their perceptions are formed through rapid and broad interactions using modern communication and social media tools over which we have no control. Any such event could decrease demand for our products, reduce our ability to recruit and retain employees, and lead to greater regulatory scrutiny of our businesses.

A failure to establish accurate reserves, a failure to adjust claims accurately, the denial of claims or our failure to accurately and timely pay claims could materially and adversely affect our business, financial condition, results of operations, and prospects.

We must accurately and timely evaluate and pay claims that are made under our policies, including establishing accurate reserves. Many factors affect our ability to pay claims accurately and timely and establish accurate reserves, including the efficacy of our claims processing software, the training and experience of our claims adjusters, including our third-party claims administrators, and our ability to develop or select and implement appropriate procedures and systems to support our claims functions.

The speed by which we process and pay claims is a differentiating factor for our business and an increase in the average time to process claims could undermine our reputation and position in the insurance marketplace. Any failure to pay claims accurately or timely could also lead to regulatory and administrative actions or material litigation, or result in damage to our reputation, any one of which could materially and adversely affect our business, financial condition, results of operations, and prospects.

If our claims adjusters or third party claims administrators are unable to effectively process our volume of our customers’ claims, our ability to grow our business while maintaining high levels of customer satisfaction could be compromised, which in turn, could adversely affect our operating margins.

Serving as the attorney-in-fact in the reciprocal insurance exchange structure results in the Carrier being our primary customer. We have an interest in the growth of the Carrier as our earnings are largely generated from management fees based on the direct and affiliated assumed premiums earned by the Carrier. If the Carrier’s ability to grow or renew policies were adversely impacted, the premium revenue of the Carrier would be adversely affected, which would reduce our management fee revenue. The circumstances or events that might impair the Carrier’s ability to grow include, but are not limited to, the items discussed below.

Kin serves as attorney-in-fact for the subscribers of the Carrier, a Florida-domiciled reciprocal insurer that writes homeowners insurance. Kin’s primary function as attorney-in-fact is to perform policy issuance and renewal services on behalf of the subscribers at the Carrier. Kin also acts as attorney-in-fact on behalf of the Carrier with respect to all claims handling and management services. Acting as attorney-in-fact in these two capacities is done in accordance with a subscriber’s agreement (a limited power of attorney) executed individually by each subscriber (policyholder), which appoints Kin as their common attorney-in-fact to transact certain business on their behalf. Pursuant to the subscriber’s agreement for acting as attorney-in-fact in these two capacities, we earn a management fee calculated as a percentage of the direct and affiliated assumed premiums earned by the Carrier. For further discussion, see “If the management fee rate paid by the Carrier is reduced or if there is a significant decrease in the amount of direct and affiliated assumed premiums earned by the Carrier, revenues and profitability could be materially adversely affected” below.

Unfavorable changes in macroeconomic conditions, including declining consumer confidence, inflation, high unemployment, and the threat of recession, among others, may lead the Carrier’s customers to modify coverage, not renew policies, or even cancel policies, which could adversely affect the premium revenue of the Carrier, and consequently our management fee.

Our activities are primarily conducted through the Carrier, a variable interest entity (“VIE”), and any failure by the Carrier to perform its obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations.

If the Carrier fails to perform its obligations under our contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce the arrangements. If we had direct ownership of the variable interest entities, we would be able to exercise our rights as an equity holder directly to effect any changes at the Carrier. For example, the Carrier could terminate the contractual arrangements governing the management fees received by Kin. Additionally, as owners of the Carrier, policyholders may not act in the best interests of our company or may not perform their obligations under these contracts. Any impact on the management fees would have a material adverse effect on our business, financial condition and results of operations. For further discussion, see “If the management fee rate paid by the Carrier is reduced or if there is a significant decrease in the amount of direct and affiliated assumed premiums earned by the Carrier, revenues and profitability could be materially adversely affected” below.

If the management fee rate paid by the Carrier is reduced or if there is a significant decrease in the amount of direct and affiliated assumed premiums earned by the Carrier, revenues and profitability could be materially adversely affected.

Because of our reciprocal insurance exchange structure, we are dependent upon management fees paid by the Carrier, which, along with agency commissions from the Carrier and third-party carriers, represents one of our primary sources of revenue. Pursuant to the subscriber’s agreements with the subscribers at the Carrier, the Carrier is currently required to pay us a management fee equal to 17% of the annual gross premium earned by the Carrier for underwriting and marketing management services, and 5% of the annual gross premium earned by the Carrier for claims administration. We also perform agency services for the Carrier, for which we are paid 10% of the annual gross premium written by the Carrier. The agency agreement is paid monthly and the AIF retains its fees from the premium it collects on behalf of the Carrier. Therefore, management and agency fee revenue from the Carrier is calculated by multiplying the management fee rate by the annual gross premiums earned by the Carrier. Accordingly, any reduction in premiums for policies earned by the Carrier and/or the management fee rate would have a negative effect on our revenues and net income.

The management fee rate and the agency fee rate may be adjusted as agreed to by Kin and the Carrier, provided that the underwriting and marketing management services fee cannot be less than 10% or greater than 20% of the annual gross premium written by the Carrier. Any such adjustment to the fee rates are subject to the written approval of the Florida Office of Insurance Regulation (the “FLOIR”).

As a private company, we have not been required to document and test our internal controls over financial reporting nor has our management been required to certify the effectiveness of our internal controls and our auditors have not been required to opine on the effectiveness of our internal control over financial reporting. We have identified material weaknesses in our internal control over financial reporting which, if not corrected, could affect the reliability of our consolidated financial statements and have other adverse consequences. We may also have to address any unremediated material weakness in internal control over financial reporting as the accounting acquirer in the Business Combination.

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected on a timely basis.

Kin has identified material weaknesses in its internal control over financial reporting that Kin is currently working to remediate, which relate to: (a) Kin’s general segregation of duties, including the review and approval of journal entries; (b) the lack of a formalized risk assessment process; and (c) selection and development of direct and indirect control activities, including over information technology.

Kin’s management has concluded that these material weaknesses in Kin’s internal control over financial reporting are due to the fact that Kin is a private company with limited resources and does not have the necessary business processes and related internal controls formally designed and implemented coupled with the appropriate resources with the appropriate level of experience and technical expertise to oversee Kin’s business processes and controls.

Kin’s management is in the process of developing a remediation plan. The material weaknesses will be considered remediated when Kin’s management designs and implements effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. Kin’s management will monitor the effectiveness of its remediation plans and will make changes management determines to be appropriate.

Following the SEC’s issuance of its public statement entitled Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies, Omnichannel concluded that it was necessary to restate its previously issued audited financial statements as of and for the period ended December 31, 2020. As part of such process, Omnichannel identified a material weakness in its internal control over financial reporting. As the accounting acquirer in the Business Combination, we will have to address any unremediated material weakness in internal control over the financial reporting at Omnichannel, including this material weakness with respect to accounting for Omnichannel’s warrants. See “Risk Factors Relating to Omnichannel and the Business Combination — We have identified a material weakness in our internal control over financial reporting. This material weakness could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.”

If not remediated, these material weaknesses could result in material misstatements to Kin’s annual or interim consolidated financial statements that might not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If Kin is unable to assert that its internal control over financial reporting is effective, or when required in the future after the consummation of the Business Combination, if our Independent Registered Public Accounting Firm is unable to express an unqualified opinion as to the effectiveness of the internal control over financial reporting, investors may lose confidence in the accuracy and completeness of the Company’s financial reports, the market price of Pubco common stock could be adversely affected and the Pubco could become subject to litigation or investigations by the NYSE, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our limited operating history makes it difficult to evaluate our current business performance, implementation of our business model, and our future prospects.

We launched our business to sell homeowners insurance in late 2016 and have a limited operating history. Due to our limited operating history and the rapid growth we have experienced since we began operations, our operating results are hard to predict, and our historical results may not be indicative of, or comparable to, our future results. In addition, we have limited data to validate key aspects of our business model. We cannot provide any assurance that the data that we collect will provide useful measures for evaluating our business model. Our inability to adequately assess our performance and growth could have a material adverse effect on our brand, business, financial condition and results of operations.

We may not be able to manage our growth effectively.

Our revenue grew from $1.4 million in the year ended December 31, 2019, to $1.5 million for the year ended December 31, 2020, to $6.7 million for the six months ended June 30, 2021. Our total employees grew from 70 as of December 31, 2019 to 349 as of June 30, 2021. Our rapid growth has placed and may continue to place significant demands on our management and our operational and financial resources. We have hired and expect to continue hiring additional personnel to support our rapid growth. Our organizational structure is becoming more complex as we add staff, and we will need to enhance our operational, financial and management controls as well as our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our corporate culture of rapid innovation, teamwork and attention to the insurance-buying experience for the customer. If we cannot manage our growth effectively to maintain the quality and efficiency of our customers’ insurance-buying experience, as well as their experience as ongoing customers, our business could be harmed as a result, and our results of operations and financial condition could be materially and adversely affected.

Intense competition in the segments of the insurance industry in which we operate could negatively affect our ability to attain or increase profitability.

The homeowners insurance market is highly competitive with carriers competing through product coverage, reputation, financial strength, advertising, price, customer service and distribution.

We face significant competition from traditional insurance companies for homeowners. Competitors include companies such as Universal Property and Casualty, Federated National Insurance, Progressive and People’s Trust in the State of Florida, and companies such as Allstate, Farmers, Progressive, Liberty Mutual, State Farm, and Travelers in states we may seek to expand into. These companies are all materially larger than us and have significant competitive advantages over us, including increased name recognition, higher financial ratings, greater resources, additional access to capital, and more types of available insurance coverage. Our future growth will depend in large part on our ability to grow our homeowners insurance business, a marketplace where traditional insurance companies retain certain significant advantages. In particular, unlike us, many of these competitors offer consumers the ability to purchase renters or homeowners insurance with multiple other types of insurance coverage and “bundle” them together into one policy and, in certain circumstances, include an umbrella liability policy for additional coverage at competitive prices. Moreover, as we expand into new lines of business beyond homeowners insurance, we expect to face intense competition from insurance companies that are already established in such markets. Additionally, any new insurance products could take months to be approved by regulatory authorities, or may not be approved at all.

We currently face competition by technology companies in the markets in which we operate. There are various technology companies that have recently started operating in adjacent insurance categories that may in the future offer homeowners insurance products. Technology companies may in the future begin offering products at better and more competitive pricing than us, which could cause our results of operations and financial condition to be materially and adversely affected. In addition, traditional insurance companies may seek to adapt their businesses to sell insurance and process claims using technology similar to ours. Given their size, resources, and other competitive advantages, they may be able to erode any market advantage we may currently have.

Reinsurance may be unavailable at current levels and prices, which may limit our ability to write new business. Furthermore, reinsurance subjects us to counterparty risk and may not be adequate to protect us against losses, which could have a material effect on our results of operations and financial condition.

Reinsurance is a contract by which an insurer, which may be referred to as the ceding insurer, agrees with a second insurer, called a reinsurer, that, in exchange for a premium payment, the reinsurer will cover a portion of the losses incurred by the ceding insurer in the event a claim is made under a policy issued by the ceding insurer. The ceding insurer obtains reinsurance to help manage its exposure to insurance risks incurred pursuant to its issued policy. Although our reinsurance counterparties are liable to us according to the terms of the reinsurance treaty, we remain primarily liable to our policyholders as the direct insurers on all risks reinsured. As a result, reinsurance does not eliminate the obligation of the ceding insurer to pay all claims, and we are subject to the risk that one or more of our reinsurers will be unable or unwilling to honor its obligations, that the reinsurers will not pay in a timely fashion, or that our losses are so large that they exceed the contractual limits of liability set forth in a reinsurance treaty. Reinsurers may become financially unsound by the time that they are obligated to pay claims due under the treaty, in which case we may have no practical ability to recover amounts due under the reinsurance treaty. Any coverage disputes with reinsurers under reinsurance treaties could be time consuming, costly, and of uncertain success.

Our reinsurance treaties generally have a fixed term and caps on liability. Each reinsurer’s share in the interest and liabilities related to the reinsurance treaty varies, and the reinsurers are severally, but not jointly, liable under the applicable reinsurance treaty. Further, these reinsurance agreements may not cover renewals of policies that the insurance carrier is required by law to renew or write, and we may not be able to lawfully cancel or non-renew insurance policies in a manner that assures ongoing reinsurance protection under our reinsurance treaties.

As of November 1, 2021, we have:

•        approximately $242.0 million in catastrophe excess of loss reinsurance, which provides protection for a 1-in-160-year first-event loss, which amount reinstates one time;

•        Florida Hurricane Catastrophe Fund reinsurance, which provides Kin coverage for a catastrophe occurrence where losses exceed $30.1 million. The coverage provided is 90% of losses, up to a $73.5 million limit, in excess of the $30.1 million triggering threshold. This reinsurance coverage does not reinstate after a triggering event;

•        quota share reinsurance which covers 25% of the first $5 million of losses from a catastrophe event occurring during the treaty period. In exchange for this reinsurance coverage Kin cedes 25% of gross earned premium. The terms of the agreement provide Kin with a loss ratio dependent sliding scale commission on the gross earned premium ceded;

•        “excess per risk” reinsurance coverage provides a $2.8 million limit of loss coverage in excess of Kin’s “per risk” retention limit of $500,000 for any loss occurrence excluding a Named Wind occurrence. This agreement provides for three reinstatements during the treaty period, with an aggregate coverage limit of $11.2 million; and

•        flood quota share reinsurance at 90% of earned premium and loss, with no expiration and no sliding scale commission.

The reinstatement premiums are fully covered under our reinstatement premium protection coverage. Our current reinsurance agreements expire on June 1, 2022. All of Kin’s rated reinsurers have an AM Best rating of A- or better. From inception through June 30, 2021, no losses have occurred due to non-performance of counterparties to Kin’s reinsurance agreements.

We may change the structure of our reinsurance arrangement in the future, including the use of captive reinsurance subsidiaries, which may impact our overall risk profile and financial and capital condition. The use of captive reinsurance subsidiaries is subject to potential regulatory changes and approval. Any regulatory action that would limit our ability to achieve desired benefits from the use of or would materially increase our cost of using captive reinsurance companies, either retroactively or prospectively, could have a material adverse effect on our financial condition or results of operations.

We may be unable to negotiate a new reinsurance contract to provide continuous coverage or negotiate reinsurance on the same terms and rates as are currently available, as such availability depends in part on factors outside of our control. New reinsurance treaties may not provide sufficiently protective insurance. Market forces and external factors, such as significant losses from hurricanes or terrorist attacks or an increase in capital requirements, impact the availability and cost of the reinsurance we purchase. Were we unable to maintain our current level of reinsurance, extend our reinsurance treaties or purchase new reinsurance protection in sufficient amounts at acceptable prices, we would have to accept an increase in our exposure, reduce our insurance writings or develop other alternatives.

The unavailability of acceptable reinsurance protection would have an adverse impact on our business model, which depends on reinsurance companies to absorb any unfavorable variance from the level of losses anticipated at underwriting. If we are unable to obtain adequate reinsurance at reasonable rates, we would have to increase our risk exposure or reduce the level of our underwriting commitments, each of which could have a material adverse effect upon our business volume and profitability. Alternatively, we could elect to pay higher than anticipated rates for reinsurance coverage, which could have a material adverse effect upon our profitability until policy premium rates could be raised, in most cases subject to approval by state regulators, to offset this additional cost.

Failure to maintain our risk-based capital at the required levels could adversely affect the ability of the Carrier to maintain regulatory authority to conduct our business.

We must have sufficient capital to comply with insurance regulatory requirements and maintain authority to conduct our business. The National Association of Insurance Commissioners (“NAIC”) has developed a system to test the adequacy of statutory capital of U.S.-based insurers, known as risk-based capital that all states have adopted. This system establishes the minimum amount of capital necessary for an insurance company to support its overall business operations. It identifies insurers, including property-casualty insurers, that may be inadequately capitalized by looking at certain inherent risks of each insurer’s assets and liabilities and its mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. Moreover, as a new entrant to the insurance industry, we may face additional capital requirements as compared to those of our larger and more established competitors. Failure to maintain adequate risk-based capital at the required levels could adversely affect the ability of the Carrier to maintain regulatory authority to conduct its business. For additional information regarding the capital requirements applicable to us as an insurance holding company, see “— State insurance regulators impose additional reporting requirements regarding enterprise risk on insurance holding company systems, with which we must comply as an insurance holding company” below.

Failure to maintain our financial strength ratings could adversely affect the Carrier’s competitive position in the insurance industry and its ability to conduct our business as currently conducted.

Financial strength ratings are an important factor in evaluating and establishing the competitive position of insurance companies. These ratings represent the independent opinion of an insurer’s financial strength, operating performance and ability to meet policyholder obligations. Higher ratings generally indicate greater financial stability and a stronger ability to meet ongoing obligations to policyholders. Rating agencies could downgrade or change the outlook on ratings due to:

•        changes in the financial profile of one of our insurance companies;

•        changes in a rating agency’s determination of the amount of capital required to maintain a particular rating; or

•        increases in the perceived risk of our investment portfolio, a reduced confidence in management or our business strategy, or other considerations that may or may not be under our control.

A downgrade in Kin’s financial strength ratings could have a material effect on our sales, competitiveness, customer retention, the marketability of our product offerings, liquidity, access to and cost of borrowing, results of operations and financial condition.

If we are unable to underwrite risks accurately and charge competitive yet profitable rates to our customers, our business, results of operations and financial condition will be adversely affected.

In general, the premiums for our insurance policies are established at the time a policy is issued and, therefore, before all of our underlying costs are known. The accuracy of our pricing is subject to our ability to adequately assess risks, estimate losses and comply with state insurance regulations. Like other insurance companies, we rely on estimates and assumptions in setting our premium rates. We also utilize the data that we gather through our interactions with our customers, as evaluated and curated by our proprietary technology.

Establishing adequate premium rates is necessary, together with investment income, if any, to generate sufficient revenue to offset losses, loss adjustment expenses (“LAE”), acquisition expenses and other costs. If we do not accurately assess the risks that we underwrite, we may not charge adequate premiums to cover our losses and expenses, which would adversely affect our results of operations and our profitability. Moreover, if we determine that our prices are too low, insurance regulations may preclude us from being able to non-renew insurance contracts, non-renew customers, or raise prices. Alternatively, we could set our premiums too high, which could reduce our competitiveness and lead to lower revenues, which could have a material adverse effect on our business, results of operations and financial condition.

Pricing involves the acquisition and analysis of historical loss data and the projection of future trends, loss costs and expenses, and inflation trends, among other factors, for each of our products in multiple risk tiers and many different markets. In order to accurately price our policies, we must, among other factors:

•        collect and properly and accurately analyze a substantial volume of data from our customers;

•        develop, test and apply appropriate actuarial projections and rating formulas;

•        review and evaluate competitive product offerings and pricing dynamics;

•        closely monitor and timely recognize changes in trends; and

•        project both frequency and severity of our customers’ losses with reasonable accuracy.

There are no assurances that we will have success in implementing our pricing methodology accurately in accordance with our assumptions. Our ability to accurately price our policies is subject to a number of risks and uncertainties, including, but not limited to:

•        insufficient, inaccurate or unreliable data;

•        incorrect or incomplete analysis of available data;

•        uncertainties generally inherent in estimates and assumptions;

•        our failure to implement appropriate actuarial projections and rating formulas or other pricing methodologies;

•        incorrect or incomplete analysis of the competitive environment;

•        regulatory constraints on rate increases or coverage limitations;

•        our failure to accurately estimate investment yields and the duration of our liability for loss and loss adjustment expenses; and

•        unanticipated litigation, court decisions, and legislative or regulatory actions or changes to the existing regulatory landscape.

To address the potential errors or desired or required changes in our current premium rates, we may be compelled to increase the amount allocated to cover policy claims, increased expenses, or to address other economic factors resulting in an increase in future premium rates or to additionally or alternatively adopt different underwriting standards. Any of these changes may result in a decline in new business and renewals and, as a result, have a material adverse effect on our business, results of operations and financial condition.

If we are unable to expand our product offerings, our prospects for future growth may be adversely affected.

Our ability to attract and retain customers and therefore increase our revenue depends in part on our ability to successfully expand our product offerings. While we have historically concentrated our efforts exclusively on the homeowners and flood insurance market, we anticipate offering additional product lines, such as auto, life insurance and umbrella insurance, in order to achieve our long-term goals. Our success in the homeowners insurance market depends on our deep understanding of this industry. To penetrate new vertical markets, we will need to develop a similar understanding of those new markets and products and the associated business challenges faced by participants in them. Developing this level of understanding may require substantial investments of time and resources, and we may not be successful. In addition to the need for substantial resources, insurance regulation could limit our ability to introduce new product offerings. Additionally, any new insurance products could take months to be approved by regulatory authorities, or may not be approved at all. If we fail to penetrate new vertical markets successfully, our revenue may grow at a slower rate than we anticipate and our business, results of operations and financial condition could be materially and adversely affected. In addition, our decision to expand our insurance product offerings beyond the homeowners insurance market would subject us to additional regulatory requirements specific to such insurance products, which, in turn, could require us to incur additional costs or devote additional resources to compliance.

Our future success depends on our ability to continue to develop and implement our technology, and to maintain the confidentiality of this technology.

Changes to existing regulations, their interpretation or implementation, or new regulations could impede our use of this technology, or require that we disclose our proprietary technology to our competitors, which could impair our competitive position and result in a material adverse effect on our business, results of operations, and financial condition.

We rely on our digital platform to collect data points that we evaluate in pricing and underwriting our insurance policies, managing claims and customer support, and improving business processes, and any legal or regulatory requirements that restrict our ability to collect this data could thus materially and adversely affect our business, financial condition, results of operations and prospects.

We use our digital platform to collect data that we evaluate in pricing and underwriting our insurance policies, managing claims and customer support, and improving business processes. If federal, state or international regulators were to determine that the type of data we collect, the process we use for collecting this data or how we use it unfairly discriminates against some groups of people, laws and regulations could be interpreted or implemented to prohibit or restrict our collection or use of this data.

State regulators may issue regulations or pass legislation imposing requirements on the collection, use and disclosure of data, external data sources, algorithms and/or predictive models in insurance underwriting or rating, including to address concerns about the potential for unfair discrimination and lack of consumer transparency associated with the use of consumer data. If such laws or regulations were enacted federally or in a large number of states in which we operate, it could impact our business, including the integrity of our pricing and underwriting processes. A determination by federal or state regulators that the data points we collect and the process we use for collecting this data unfairly discriminates against some groups of people could also subject us to fines and other sanctions, including, but not limited to, disciplinary action, revocation and suspension of licenses, and withdrawal of product forms. Any such event could, in turn, materially and adversely affect our business, financial condition, results of operations and prospects, and make it harder for us to be profitable over time. Although we have implemented policies and procedures into our business operations that we feel are appropriately calibrated to our artificial intelligence and automation-driven operations, these policies and procedures may prove inadequate to manage our use of this nascent technology, resulting in a greater likelihood of inadvertent legal or compliance failures.

Additionally, existing laws, such as the California Consumer Privacy Act of 2018 (“CCPA”), future laws, and evolving attitudes about privacy protection may impair our ability to collect, use, and maintain data points of sufficient type or quantity to adequately price and underwrite our insurance policies. For more information regarding the evolution of such data privacy laws and the risks regarding our compliance with such laws, see “We collect, process, store, share, disclose and use data, including confidential information and personal data. Our actual or perceived failure to protect such data, respect customers’ privacy or comply with data privacy and security laws and regulations could damage our reputation and brand and harm our business and operating results.”

We undertake advertising campaigns and other efforts to improve brand recognition, generate new business and increase the retention of our current customers. If these campaigns or efforts are unsuccessful or are less effective than those of competitors, our business could be materially adversely affected.

We have developed, continue to develop, and regularly undertake innovative approaches to advertising campaigns and other efforts that generate new business, improve brand recognition, build customer trust in our brand, and maintain or increase the retention of our customers. We believe the effectiveness of our methodologies is particularly important given our direct-to-consumer distribution model and our customer-focused approach. If our marketing and retention approach became unsuccessful or our brand reputation was compromised, our business could be materially adversely affected.

We depend on search engines, social media platforms, content-based online advertising and other online sources to attract consumers to our website, which may be affected by third-party interference beyond our control and, as we grow, our customer acquisition costs may continue to rise.

Our success depends on our ability to attract consumers to our website and convert them into customers in a cost-effective manner. We depend, in large part, on search engines, social media platforms, content-based online advertising and other online sources for traffic to our website.

With respect to search engines, we are included in search results as a result of both paid search listings, where we purchase specific search terms that result in the inclusion of our advertisement, and free search listings, which depend on algorithms used by search engines. For paid search listings, if one or more of the search engines or other online sources on which we rely for purchased listings modifies or terminates its relationship with us, our expenses could rise, we could lose consumers and traffic to our website could decrease, any of which could have a material adverse effect on our business, results of operations and financial condition. For free search listings, if search engines on which we rely for algorithmic listings modify their algorithms, our websites may appear less prominently or not at all in search results, which could result in reduced traffic to our websites.

Our ability to maintain and increase the number of consumers directed to our products from digital platforms is not within our control. Search engines, social media platforms and other online sources often revise their algorithms and introduce new advertising products. If one or more of the search engines or other online sources on which we rely for traffic to our website were to modify its general methodology for how it displays our advertisements or keyword search results, resulting in fewer consumers clicking through to our website, our business and operating results are likely to suffer. In addition, if our online display advertisements are no longer effective or are not able to reach certain consumers due to consumers’ use of ad-blocking software, our business and operating results could suffer.

Additionally, changes in regulations could limit the ability of search engines and social media platforms, including, but not limited to, Google and Facebook, to collect data from users and engage in targeted advertising, making them less effective in disseminating our advertisements to our target customers. For example, the proposed Designing Accounting Safeguards to Help Broaden Oversight and Regulations on Data (DASHBOARD) Act would mandate annual disclosure to the SEC of the type and “aggregate value” of user data used by harvesting companies, such as, but not limited to, Facebook, Google and Amazon, including how revenue is generated by user data and what measures are taken to protect the data. If the costs of advertising on search engines and social media platforms increase, we may incur additional marketing expenses or be required to allocate a larger portion of our marketing spend to other channels and our business and operating results could be adversely affected. Similarly, insurance brokerage and distribution regulation may limit our ability to rely on key distribution platforms if the third party distribution platforms are unable to continue to distribute our insurance products pursuant to insurance law and regulations.

We also attract customers through our relationships with certain business development partners. If our business development partners were to charge higher rates or decide to terminate their relationships with us, our ability to attract customers could be materially impaired. In addition, we have expanded our direct-to-customer acquisition channels, including direct mail and video advertisements. Our efforts to acquire customers through direct marketing may subject us to increased regulatory scrutiny by state insurance regulators pursuant to unfair methods of competition or unfair or deceptive acts or practices laws.

We may require additional capital to grow our business, which may not be available on terms acceptable to us or at all.

To the extent that our present capital (including the funds received through the Business Combination and the PIPE Investments and funds available under our credit facility) is insufficient to meet future operating requirements (including regulatory capital requirements) or to cover losses, we may need to raise additional funds through financings or curtail our projected growth. Many factors will affect our capital needs as well as their amount and timing, including our growth and profitability, the availability of reinsurance, as well as market disruptions and other developments.

Historically, we have funded our operations, marketing expenditures and capital expenditures primarily through equity issuances, convertible debt issuances, and debt issuances. We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans and operating performance, and the condition of the capital markets at the time we seek financing. In addition, certain regulatory bodies may not permit additional equity issuances or other forms of financing that we may wish to pursue. We cannot be certain that additional financing will be available to us on favorable terms, or at all.

If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our common stock, and our existing stockholders may experience dilution. Any debt financing secured by us in the future could require that a substantial portion of our operating cash flow be devoted to the payment of interest and principal on such indebtedness, which may decrease available funds for other business activities, and could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities.

If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth, maintain minimum amounts of risk-based capital and to respond to business challenges could be significantly limited, and our business, results of operations and financial condition could be adversely affected.

Interruptions or delays in the services provided by our sole provider of third-party data centers or our internet service providers could impair the operability of our website and may cause our business to suffer.

We currently offer our products through our website using Amazon Web Services (“AWS”) data centers, a provider of cloud infrastructure services. We rely on the internet and, accordingly, depend on the continuous, reliable and secure operation of internet servers, related hardware and software, and network infrastructure. Our operations depend on protecting the virtual cloud infrastructure hosted in AWS by maintaining its configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and which third-party internet service providers transmit. Furthermore, we have no physical access or control over the services provided by AWS. Although we have disaster recovery plans that utilize multiple AWS locations, the data centers that we use are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, floods, fires, severe storms, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events, many of which are beyond our control, any of which could disrupt our services, prevent customers from accessing our products, destroy customer data, or prevent us from being able to continuously back up and record data. In the event of significant physical damage to one of these data centers, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. Further, a prolonged AWS service disruption affecting our website for any of the foregoing reasons could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the AWS services we use. Damage or interruptions to these data centers could harm our business. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our website. Although we carry business interruption insurance, it may not be sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business that may result from interruptions in our services or products.

AWS enables us to order and reserve server capacity in varying amounts and sizes distributed across multiple regions. AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. AWS may terminate the agreement in its discretion. Termination of the AWS agreement may harm our ability to access data centers we need to host our website or to do so on terms as favorable as those we have with AWS.

As we continue to expand the number of customers to whom we provide our products and services, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of AWS data centers or third-party internet service providers to meet our capacity requirements could result in interruptions or delays in access to our website or impede our ability to scale our operations. In the event that our AWS service agreements are terminated, or there is a lapse of service, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our website as well as delays and additional expense in arranging new facilities and services, which could harm our business, results of operations, and financial condition.

Security incidents or real or perceived errors, failures or bugs in our systems or website could impair our operations, result in loss of personal customer information, damage our reputation and brand, and harm our business and operating results.

Our continued success is dependent on our systems, applications, and software continuing to operate and to meet the changing needs of our customers and users. We rely on our technology and engineering staff and vendors to successfully implement changes to and maintain our systems and services in an efficient and secure manner. Like all information systems and technology, our website may contain material errors, failures, vulnerabilities or bugs, particularly when new features or capabilities are released, and may be subject to computer viruses or malicious code, break-ins, phishing impersonation attacks, attempts to overload our servers with denial-of-service or other attacks, ransomware and similar incidents or disruptions from unauthorized use of our computer systems, as well as unintentional incidents causing data leakage, any of which could lead to interruptions, delays or website shutdowns, or could cause loss of critical data, or the unauthorized disclosure, access, acquisition, alteration or use of personal or other confidential information.

If we experience compromises to our security that result in technology performance, integrity, or availability problems, the complete shutdown of our website or the loss or unauthorized disclosure, access, acquisition, alteration or use of confidential information, customers may lose trust and confidence in us, and customers may decrease the use of our website, or stop using our website entirely. Further, outside parties may attempt to fraudulently induce employees or customers to disclose sensitive information in order to gain access to our information or customers’ information. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, often they are not recognized until launched against a target, and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventative measures. Even if we take steps that we believe are adequate to protect us from cyber threats, hacking against our competitors or other companies could create the perception among our customers or potential customers that our digital platform is not safe to use.

A significant impact on the performance, reliability, security, and availability of our systems, software, or services may harm our reputation, impair our ability to operate, retain existing customers or attract new customers, and expose us to legal claims and government action, each of which could have a material adverse impact on our financial condition, results of operations, and growth prospects.

We are periodically subject to examinations by our state insurance regulators, which could result in adverse examination findings and necessitate remedial actions.

As the Carrier is a Florida-domiciled reciprocal insurer, our primary insurance regulator responsible for our supervision and examination is the FLOIR. Periodically, the FLOIR performs examinations of insurance companies under its jurisdiction to assess compliance with applicable laws and regulations, financial condition and the conduct of regulated activities. These examinations provide the FLOIR a significant opportunity to review and scrutinize our business. If, as a result of an examination, the FLOIR determines that our financial condition, capital resources, or other aspects of any of our operations are less than satisfactory, or that we are in violation of applicable laws or regulations, the FLOIR may require us to take one or more remedial actions or otherwise subject us to regulatory scrutiny, such as pursuant to an enforcement action. We cannot predict with precision the likelihood, nature, or extent of any necessary remedial actions, if any, resulting from such an examination, or the associated costs of such remedial actions or regulatory scrutiny. In addition, insurance regulators of other states in which we are licensed to operate may also conduct periodic financial examinations or other targeted investigations. Any regulatory or enforcement action or any regulatory order imposing remedial, injunctive, or other corrective action against us resulting from these examinations could have a material adverse effect on our business, reputation, financial condition or results of operations.

We collect, process, store, share, disclose and use information, including confidential information and personal data. Our actual or perceived failure to protect such data, respect customers’ privacy or comply with data privacy and security laws and regulations could damage our reputation and brand and harm our business and operating results.

Use of technology to offer insurance products involves the storage and transmission of information, including personal data, in relation to our staff, contractors, business partners and current, past or potential customers. Also, we depend on a number of external third parties in relation to the operation of our business, a number of which process personal data on our behalf, provide us with data, such as our lead generation service providers, or partner with us. With each such third party, we attempt to mitigate the associated risks by performing security and data transfer assessments and detailed due diligence, entering into contractual arrangements to ensure that such third parties only process personal data according to agreed-upon instructions, and that they have sufficient and appropriate technical and organizational security measures in place. There is no assurance that these measures and our own data privacy and security-related safeguards will protect data, including personal information from the risks associated with the third party access, processing, storage and transmission of such information. Any violation of data or security laws by such suppliers could have a material adverse effect on our business and result in fines and penalties including those outlined below.

We and our service providers and partners, have experienced, and may in the future experience failures of, or disruptions to, our systems and data, and may be subject to attempted and successful security breaches. Security breaches, including breaches caused by hackers or insiders, could impact such information, including personal data or confidential information, which could result in potential regulatory investigations, fines, penalties, compliance orders, liability, litigation and remediation costs, as well as reputational harm, any of which could materially adversely affect our business and financial results. For example, unauthorized parties could steal or access names, email addresses, physical addresses, phone numbers and other information regarding our customers which we collect when providing insurance quotes, and credit card or other payment information if a customer agrees to purchase insurance coverage from us. Further, outside parties may attempt to fraudulently induce employees or customers to disclose data, including personal data and sensitive information in order to gain access to our information or information about our customers. In addition, undiscovered vulnerabilities in our products or services could expose us to hackers or other unscrupulous third parties who develop and deploy viruses and other malicious software programs that could attack our products, services and business, or those of third parties we interact with. Any of these incidents, or any other types of attempted or actual security or privacy related incidents, could result in an investigation by a competent regulator. The breadth and scope of security breaches has grown over time, and the techniques and sophistication used to conduct such breaches, as well as the sources and targets of the attacks, change frequently. Given the unpredictability of the timing, nature and scope of security breaches, we cannot guarantee that the technologies we use will adequately secure the data we maintains, including confidential information and personal data, against attacks or such breaches, and we cannot entirely eliminate the risk of improper or unauthorized access to or disclosure of such information, or other data privacy or security incidents that impact the confidentiality, integrity and/or availability of such information, or our systems and operations. Any such actual incidents may result in a fine or penalty by a competent regulator, or an order to implement specific compliance measures, which may cause us to incur significant costs and materially impact our business. It could also trigger claims by affected third parties. While we use encryption and authentication technology licensed from third parties designed to effect secure transmission of such information, we cannot guarantee the security of the transfer and storage of information.

Any or all of the issues above could adversely affect our ability to attract new customers or retain existing customers, or subject us to governmental or third-party lawsuits, investigations, regulatory fines or other actions or liability, resulting in a material adverse effect to our business, results of operations and financial condition.

In the United States, various laws and regulations apply to the collection, processing, disclosure and security of certain types of data, including the Federal Trade Commission Act, and state equivalents, the Gramm-Leach-Bliley Act (“GLBA”), the Telephone Consumer Protection Act (“TCPA”), and various state laws relating to privacy and data security, including the California Consumer Privacy Act (“CCPA”). The U.S. Federal Trade Commission (“FTC”), many state attorneys general, and many courts interpret the various existing federal and state data privacy and consumer protection laws, and enforce various standards for the collection, disclosure, process, use, storage and security of data, including personal data.

The California Consumer Privacy Act (“CCPA”) increases privacy rights for California residents and imposes obligations on companies that process personal information about such residents, including an obligation to provide certain new disclosures and provide new consumer rights to such residents. As a result, the CCPA imposes corresponding obligations on covered businesses, relating to the access to, deletion of, and sharing of personal information collected by covered businesses, including California residents’ right to access and delete personal information about them, opt out of certain sharing and sales of such personal information, and receive detailed information about how such personal information is used. The law exempts from certain requirements of the CCPA certain personal information that is collected, processed, sold, or disclosed pursuant to the California Financial Information Privacy Act (“CFIPA”), the GLBA or the federal Driver’s Privacy Protection Act (“DPPA”). Also, the definition of “personal information” in the CCPA is broad and may encompass other information that we maintain beyond that excluded under the GLBA, the DPPA or the CFIPA exemption. Further, the CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation.

On November 3, 2020, California enacted the California Privacy Rights Act (“CPRA”) expanding on existing rights under the CCPA and creating new consumer privacy rights for California residents, including rights to correct personal information. Further, the CPRA imposes additional obligations on businesses to implement data retention and minimization practices, perform cybersecurity audits and risk assessments, and implement reasonable security. The CPRA also permits consumers to opt out of the sharing of personal information for use in behavioral advertising, which may impact our ability to market our products and services. The CPRA also establishes the California Privacy Protection Agency, which is the first data privacy regulator in the U.S., to enforce the CPRA. The CPRA strengthens some of the enforcement authority established under the CCPA and could result in increased enforcement actions and fines. Although the CPRA does not become effective until January 1, 2023, we may incur additional costs associated with compliance efforts leading up to the effective date. In particular, Virginia has adopted a new state data protection act referred to as the Virginia Consumer Data Protection Act, which is set to take effect on January 1, 2023. Also, Colorado has adopted a new state data protection act titled the Colorado Privacy Act, which is set to take effect on July 1, 2023; similar laws have been proposed in other states. Some observers have noted that these new laws could mark the beginning of a trend toward more stringent privacy legislation in the United States, and multiple states have enacted, or are expected to enact, similar laws. There is also discussion in Congress of a new comprehensive federal data protection and privacy law to which we likely would be subject if it is enacted. The effects of these state laws and other similar state or federal laws, are potentially significant and may require us to modify our data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation. Further, any such laws may also have potentially conflicting requirements that would make compliance challenging, as well as potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Any failure or perceived failure by us or third-parties with which we do business with (e.g., service providers or partners) to comply with laws, regulations or regulatory guidance relating to data privacy or security may also result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity, and could cause our partners and customers to lose trust in us, which could have an adverse effect on our reputation and business.

In the event of a data breach, we are also subject to breach notification laws in the jurisdictions in which we operate, including U.S. state laws, and the risk of litigation and regulatory enforcement actions. In addition, a number of federal and state laws and regulations relating to privacy affect and apply to the insurance industry specifically, including those regulated by the FLOIR.

Additionally, we are subject to the terms of our privacy policies and privacy-related obligations to third parties. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to customers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of information, which could include personally identifiable information or other user data, may result in governmental or regulatory investigations, enforcement actions, regulatory fines, compliance orders, litigation or public statements against us by consumer advocacy groups or others, and could cause customers to lose trust in us, all of which could be costly and have an adverse effect on our business. In addition, new and changed rules and regulations regarding privacy, data protection and cross-border transfers of customer information could cause us to delay planned uses and disclosures of data to comply with applicable privacy and data protection requirements. Moreover, if third parties that we work with violate applicable laws or our policies, such violations also may put personal data at risk, which may result in increased regulatory scrutiny and have a material adverse effect to our reputation, business and operating results.

We employ third-party licensed software for use in our business, and the inability to maintain these licenses, errors in the software we license or the terms of open source licenses could result in increased costs or reduced service levels, which would adversely affect our business.

Our business relies on certain third-party software obtained under licenses from other companies. We anticipate that we will continue to rely on such third-party software in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of new third-party software may require significant work and require substantial investment of our time and resources. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which may not be available on commercially reasonable terms or at all. Many of the risks associated with the use of third-party software cannot be eliminated, and these risks could negatively affect our business.

Additionally, the software powering our technology systems incorporates software covered by open source licenses. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that the licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to operate our systems. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code or be required to grant licenses to our proprietary software for free. To avoid the application of such open source licenses to our proprietary software, we may be required to re-engineer all or a portion of our technology systems, which could be time consuming and expensive. Such risk could be difficult or impossible to eliminate and could adversely affect our business, financial condition, and results of operations.

We may be unable to prevent or address the misappropriation of our data.

From time to time, third parties may misappropriate our data through website scraping, bots or other means and aggregate this data on their websites with data from other companies. In addition, copycat websites or online apps may misappropriate data and attempt to imitate our brand or the functionality of our website. If we become aware of such websites or online apps, we intend to employ technological or legal measures in an attempt to halt their operations. However, we may be unable to detect all such websites or online apps in a timely manner or at all and, even if we could, technological and legal measures may be insufficient to halt their operations. In some cases, our available remedies may not be adequate to protect us against the effect of the operation of such websites or online apps. Regardless of whether we can successfully enforce our rights against the operators of these websites or online apps, any measures that we may take could require us to expend significant financial or other resources, which could harm our business, results of operations or financial condition. In addition, to the extent that such activity creates confusion among consumers or advertisers, our brand and business could be harmed.

We rely on the experience and expertise of our Co-Founders, senior management team, highly-specialized insurance experts, key technical employees and other highly skilled personnel.

Our success to date has depended heavily upon the service of Sean Harper, our co-founder and Chief Executive Officer, and Lucas Ward, our co-founder, President and Chief Technology Officer (collectively with Mr. Harper, our “Co-Founders”), and senior management team, highly-specialized insurance experts and key technical employees, as well as our ability to continue to attract and retain additional highly qualified personnel. Our future success depends on our continuing ability to identify, hire, develop, motivate, retain and integrate highly skilled personnel for all areas of our organization. If we are unable to attract the requisite personnel, our business and prospects may be adversely affected. Each of our Co-Founders, executive officers, specialized insurance experts, key technical personnel and other employees could terminate his or her relationship with us at any time. The loss of either of our Co-Founders or any other member of our senior management team, specialized insurance experts or key personnel might significantly delay or prevent the achievement of our strategic business objectives and could harm our business. We rely on a small number of highly-specialized insurance experts, the loss of any one of whom could have a disproportionate impact on our business. Competition in our industry for qualified employees is intense. Our compensation arrangements, such as our equity award programs, may not always be successful in attracting new employees and retaining and motivating our existing employees. Moreover, if and when the stock options or other equity awards are substantially vested, employees under such equity arrangements may be more likely to leave, particularly when the underlying shares have seen a value appreciation.

We face significant competition for personnel. To attract top talent, we have to offer, and believe we will need to continue to offer, competitive compensation and benefits packages. We may also need to increase our employee compensation levels in response to competitor actions. If we are unable to hire new employees quickly enough to meet our needs, or otherwise fail to effectively manage our hiring needs or successfully integrate new hires, including our recently hired management team members, our efficiency, ability to meet forecasts and our employee morale, productivity and retention could suffer, which in turn could have an adverse effect on our business, results of operations and financial condition.

Our ability to attract, develop and retain talented employees, managers and executives, and to maintain appropriate staffing levels, is critical to our success.

Our success depends on our ability to attract, develop, compensate, motivate, and retain talented employees, including executives, other key managers, and employees with strong technological, analytical, and other skills and know-how necessary for us to run our insurance businesses. Our loss of certain officers and key employees, or the failure to attract or develop talented executives and managers with diverse backgrounds and experiences, could have a material adverse effect on our business.

In addition, we must forecast sales and claims volume and other factors in changing business environments (for multiple products and business units and in multiple geographic markets) with reasonable accuracy and adjust our hiring and training programs and employment levels accordingly. Our failure to recognize the need for such adjustments, or our failure or inability to react appropriately on a timely basis, could lead either to over-staffing or under-staffing in one or more business units. In either such event, our financial results, customer relationships, employee morale, and brand could be materially adversely affected.

Our success also depends, in large part, on our ability to maintain and improve staffing effectiveness and the culture that we have developed over the years. Our ability to do so may be impaired as a result of litigation against us, other judicial decisions, legislation or regulations, or other factors in the employment marketplace, as well as our failure to recognize and respond to changing trends and other circumstances that affect our employees. In such events, the productivity of our workers and the efficiency of our operations could be adversely affected, which could lead to an erosion of our operating performance and margins.

If we experience an interruption in the operation of our necessary systems, technology, facilities and business functions, our business could be harmed.

Our business is highly dependent upon our ability to perform, in an efficient and uninterrupted manner, necessary business functions. The shut-down or unavailability of our systems or facilities for any reason could significantly impair our ability to perform critical business functions on a timely basis. In addition, many of our critical business systems interface with and depend on third-party systems; an interruption of service from a third party for any reason could significantly impair our ability to perform critical business functions. If sustained or repeated, and if an alternate system, process, or vendor is not immediately available to us, such events could result in a deterioration of our ability to write and process policies, provide customer service, resolve claims in a timely manner, make payments when required, or perform other necessary business functions. Any such event could have a material adverse effect on our financial results and business prospects, as well as damage to our brand and customer goodwill.

If our customers were to claim that the policies they purchased failed to provide adequate or appropriate coverage, we could face claims that could harm our business, results of operations and financial condition.

Although we aim to provide adequate and appropriate coverage under each of our policies, customers could purchase policies that prove to be inadequate or inappropriate. If such customers were to bring a claim or claims alleging that we failed in our responsibilities to provide them with the type or amount of coverage that they sought to purchase, referred to as error and omission claims (“E&O claims”), the Company could be found liable, resulting in an adverse effect on our business, results of operations and financial condition. Errors and omissions could include failure, whether negligently or intentionally, to place coverage on behalf of clients, to provide complete and accurate information relating to the risks being insured against, or to appropriately apply funds that we hold on a fiduciary basis. It is not always possible to prevent or detect errors and omissions, and the precautions we take may not be effective in all cases. E&O claims often involve substantial amounts of money and, accordingly, can involve significant defense costs. While we maintain insurance coverage to protect us against liability from E&O claims, such coverage may be insufficient or inadequate. Additionally, prices for this insurance and the scope and limits of the coverage terms available are dependent on our claims history as well as market conditions that are outside of our control. While we endeavor to purchase coverage that is appropriate to our assessment of our risk, we are unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages or whether our errors and omissions insurance will cover such claims. In establishing liabilities for E&O claims, we utilize case level reviews by inside and outside counsel and an internal analysis to estimate potential losses. Liability for E&O claims is reviewed and adjusted as new developments warrant. Given the unpredictability of E&O claims and of litigation that could flow from them, it is possible that an adverse outcome in a particular matter could have a material adverse effect on our results of operations, financial condition or cash flow in a given quarterly or annual period.

Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business could be harmed.

We believe that our company culture has been critical to our success. We not only seek to engender a trusting relationship between our brand and our customers, but also among our employees. Our ability to continue to cultivate and maintain this culture is essential to our growth and continued success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

•        failure to identify, attract, reward and retain people in leadership positions in our organization who share and further our culture, values and mission;

•        the increasing size and geographic diversity of our workforce, and our ability to promote a uniform and consistent culture across all our offices and employees;

•        the market perception about our charitable contributions and social and political stances;

•        competitive pressures to move in directions that may divert us from our mission, vision and values;

•        the continued challenges of a rapidly-evolving industry; and

•        the increasing need to develop expertise in new areas of business that affect us.

Our unique culture is one of our core characteristics that helps us to attract and retain key personnel. If we are not able to maintain our culture, we might have to incur additional costs and find alternative methods to recruit key employees, which in turn could cause our business, results of operations and financial condition to be adversely affected.

Misconduct or fraudulent acts by employees, agents or third parties may expose us to financial loss, disruption of business, regulatory assessments and reputational harm.

Our company and the insurance industry are inherently susceptible to past and future misconduct or fraudulent activities by employees, representative agents, vendors, customers or other third parties. These activities could include fraud against the company, its employees and its customers through illegal or prohibited activities, or unauthorized acts or representations, unauthorized use or disclosure of personal or proprietary information.

We may be unable to prevent, monitor or detect fraudulent activity, including policy acquisitions or payments of claims that are fraudulent in nature.

If we fail to maintain adequate systems and processes to prevent, monitor and detect fraud, including employee fraud, fraudulent policy acquisitions, vendor fraud or fraudulent claims activity, or if inadvertent errors occur with such prevention, monitoring and detection systems due to human or computer error, our business could be materially adversely impacted. While we believe past incidents of fraudulent activity have been minor and isolated, we cannot be certain that our systems and processes will always be adequate in the face of increasingly sophisticated and ever-changing fraud schemes. We use a variety of tools to protect against fraud, but these tools may not always be successful at preventing such fraud.

Our exposure to loss activity and regulation may be greater in states where we currently have most of our customers, including Florida.

For the six months ended June 30, 2021, nearly all of the gross written premium for Carrier originated from customers in Florida. As a result of this concentration, if a significant catastrophe event or series of catastrophe events occur and causes material losses in Florida, our business, financial condition and results of operation could be materially adversely affected. Further, as compared to our competitors who operate on a wider geographic scale, any adverse changes in the regulatory environment affecting property and casualty insurance in Florida may expose us to more significant risks.

Our product development cycles are complex and subject to regulatory approval, and we may incur significant expenses before we generate revenues, if any, from new products.

Because our products are highly-advanced and require rigorous testing and regulatory approvals, development cycles can be complex. Moreover, development projects can be technically challenging and expensive, and may be delayed or defeated by the inability to obtain licensing or other regulatory approvals. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of products that are competitive in the marketplace, this could materially and adversely affect our business and results of operations. Additionally, anticipated customer demand for a product we are developing could decrease after the development cycle has commenced. Such decreased customer demand may cause us to fall short of our sales targets, and we may nonetheless be unable to avoid substantial costs associated with the product’s development. If we are unable to complete product development cycles successfully and in a timely fashion and generate revenues from such future products, the growth of our business may be harmed.

Litigation and legal proceedings filed by or against us could have a material adverse effect on our business, results of operations and financial condition.

Litigation and other proceedings may include, but are not limited to, complaints from or litigation by customers or reinsurers, related to alleged breaches of contract or otherwise. As our market share increases, competitors may pursue litigation to require us to change our business practices or offerings and limit our ability to compete effectively. As is typical in the insurance industry, we continually face risks associated with litigation of various types arising in the normal course of our business operations, including disputes relating to insurance claims under our policies as well as other general commercial and corporate litigation. Although we are not currently involved in any material litigation with our customers, members of the insurance industry are often the target of class action lawsuits and other types of litigation, some of which involve claims for substantial amounts, and the outcomes of which are unpredictable. This litigation is based on a variety of issues, including insurance and claim settlement practices. In addition, because we use sophisticated data collection and analysis technologies, it is possible that customers or consumer groups could bring individual or class action claims alleging that our methods of collecting data and pricing risk are impermissibly discriminatory. We cannot predict with any certainty whether we will be involved in such litigation in the future or what impact such litigation would have on our business. If we were to be involved in litigation and it was determined adversely, it could require us to pay significant damages or to change aspects of our operations, either of which could have a material adverse effect on our financial results. Even claims without merit can be time-consuming and costly to defend and may divert management’s attention and resources away from our business and adversely affect our business, results of operations and financial condition. Additionally, routine lawsuits over claims that are not individually material could in the future become material if aggregated with a substantial number of similar lawsuits. In addition to increasing costs, a significant volume of customer complaints or litigation could adversely affect our brand and reputation, regardless of whether such allegations are valid or whether we are liable. We cannot predict with certainty the costs of defense, the costs of prosecution, insurance coverage or the ultimate outcome of litigation or other proceedings filed by or against us, including remedies or damage awards, and adverse results in such litigation, and other proceedings may harm our business and financial condition. See “Business of Pubco — Legal Proceedings.”

Failure to protect or enforce our intellectual property rights could harm our business, results of operations and financial condition.

Our success is dependent in part on protecting our intellectual property rights and technology (such as source code, information, data, processes and other forms of information, knowhow and technology). We rely on a combination of copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our intellectual property. However, there are steps that we have not yet taken to protect our intellectual property on a global basis. Additionally, the steps that we have already taken to protect our intellectual property may not be sufficient or effective. Even if we do detect violations, we may need to engage in litigation to enforce our rights, and we cannot assure you that we will have sufficient resources to do so.

While we take precautions designed to protect our intellectual property, competitors and other unauthorized third parties may still seek to copy or otherwise exploit our technology, or use our proprietary brand, content and information to create or enhance competing solutions and services, which could adversely affect our competitive position in our rapidly evolving and highly competitive industry. While we include in our agreements with business partners provisions that protect against unauthorized use, copying, transfer and disclosure of our technology, some of these provisions may be unenforceable under the laws of certain jurisdictions. Furthermore, while we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with our third-party providers and strategic partners, we cannot assure you that these agreements will be effective in controlling access to, and use and distribution of, our platform and proprietary information. Further, regardless of what measures we take to protect our trade secrets and proprietary technologies, our competitors may still independently develop technologies that are substantially equivalent or superior to our offerings.

We may in the future file applications to protect certain of our innovations and intellectual property. If we were to seek patent protection, we cannot assure you that any of our patent applications would result in the issuance of a patent. Further, even if issued, we cannot assure you that the scope of the patent would provide any meaningful protection. Similarly, we cannot guarantee that all of our applications for trademark registrations will be successful. In addition, even if we are successful in obtaining intellectual property protection, our intellectual property rights may be contested, circumvented or invalidated, and we may not be able to prevent third parties from infringing our intellectual property rights. Therefore, the exact effect of the protection of this intellectual property cannot be predicted with certainty.

We currently hold various domain names relating to our brand, including, among others, Kin.com. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for users to find our website. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

We may be required to spend significant resources in order to monitor and protect our intellectual property rights, and some violations may be difficult or impossible to detect. Litigation to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights.

Although we take measures to protect our intellectual property, if we are unable to prevent the unauthorized use or exploitation of our intellectual property, the value of our brand, content, and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to customers and potential customers may become confused, and our ability to attract customers may be adversely affected. Any inability or failure to protect our intellectual property could adversely impact our business, results of operations and financial condition.

Claims by others that we infringed their proprietary technology or other intellectual property rights could harm our business.

Companies in the internet and technology industries are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own, have purchased or otherwise obtained. As we gain an increasingly high public profile, the possibility of intellectual property rights claims against us grows. From time to time, third parties may assert claims of intellectual property infringement against us. There can be no assurance that we will be successful in defending against these allegations, or that we will be able to settle any such claims in a manner that is satisfactory to us. Any claims of infringement, even those without merit, could be costly to defend, could distract our management from our business and could require us to cease use of such intellectual property. We may be required to pay substantial damages, royalties or other fees in connection with a claimant securing a judgment against us, we may be subject to an injunction or other restrictions that prevent us from using or distributing our intellectual property, or from operating under our brand, or we may agree to a settlement that prevents us from distributing our offerings or a portion thereof, which could adversely affect our business, results of operations and financial condition.

With respect to any intellectual property infringement claim, we may have to seek out a license to continue operations found to violate such rights, which may not be available on favorable or commercially reasonable terms and may significantly increase our operating expenses. If a third party does not offer us a license to its intellectual property on reasonable terms, or at all, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected offerings), effort and expense and may ultimately not be successful. Any of these events could adversely affect our business, results of operations and financial condition.

We may not be able to utilize a portion of our net operating loss carryforwards (“NOLs”) to offset future taxable income for U.S. federal income tax purposes, which could adversely affect our net income and cash flows.

Excluding the Carrier, Kin had U.S. federal NOLs of $40,047,308 and $21,077,913 for the years ended December 31, 2020 and 2019, respectively. Kin’s NOLs expire between December 31, 2036 and December 31, 2037, while others have an unlimited carryforward period under the Tax Cuts and Jobs Act subject to certain limitations.

The Carrier has NOLs of $13,384,928 and $2,164,416 for the years ending December 31, 2020 and 2019, respectively. The Carrier’s NOLs expire between December 31, 2039 and December 31, 2040.

Legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act (the “TCJA”), generally eliminates the ability to carry back any NOLs to prior taxable years, while allowing NOLs generated in tax periods beginning after December 31, 2017, to be carried forward indefinitely. Under the TCJA, as modified by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), the amount of NOLs that we are permitted to deduct in any taxable year beginning after December 31, 2020, is limited to 80% of our taxable income in such year, where taxable income is determined without regard to the NOL deduction itself. The changes in the carryforward/carryback periods as well as the limitation on use of NOLs in the taxable years beginning after December 31, 2020 may affect our ability to fully utilize our available NOLs.

We may be unable to fully use our NOLs, if at all. Under Section 382 of the Code, if a corporation undergoes an “ownership change” (very generally defined as a greater than 50% change, by value, in the corporation’s equity ownership by certain shareholders or groups of shareholders over a rolling three-year period), the corporation’s ability to use its pre-ownership change NOLs to offset its post-ownership change income may be limited. We have not yet undertaken an analysis of whether the Business Combination will give rise to an “ownership change” for purposes of Section 382 and Section 383 of the Internal Revenue Code or whether there are any existing limitations on use with respect to our net operating losses and other tax attributes. We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, including as a result of the Business Combination, some of which may be outside of our control. If we undergo an ownership change, we may be prevented from fully utilizing our NOLs existing at the time of the ownership change prior to their expiration. Future regulatory changes could also limit our ability to utilize our NOLs. Similar provisions of state tax law may also apply. To the extent we are not able to offset future taxable income with our NOLs, our net income and cash flows may be adversely affected.

Our expansion within the United States will subject us to additional costs and risks and our plans may not be successful.

Our success depends in significant part on our ability to expand into additional markets in the United States. As of March 31, 2021, the Carrier is legally permitted to write insurance in two states of the United States, which are home to approximately 8% of the U.S. population. We have targeted expansion to more states, but we cannot guarantee that we will be able to provide coverage in other states in the near term or at all. Moreover, one or more states could revoke our ability to operate, or implement additional regulatory hurdles that could inhibit our ability to obtain or maintain our ability to operate in such states. In addition to requiring additional management attention to operations over a broad geographic area, operating in additional states may place strain on our finance, analytics, compliance, legal, engineering, and operations teams. We may incur significant operating expenses and may not be successful in our expansion for a variety of reasons, including:

•        obtaining any required government approvals, licenses or other authorizations;

•        complying with varying laws and regulatory standards, including with respect to the insurance business and insurance distribution, capital and outsourcing requirements, data privacy, tax and local regulatory restrictions;

•        competition from local incumbents that better understand the local market, may market and operate more effectively and may enjoy greater local affinity or awareness; and

•        differing demand dynamics, which may make our product offerings less successful.

If we invest substantial time and resources to expand our operations and are unable to manage these risks effectively, our business, results of operations and financial condition could be adversely affected.

Expansion into new markets will require additional investments by us in both regulatory approvals and marketing. These incremental costs may include hiring additional personnel, as well as engaging third-party service providers and other research and development costs. If we fail to grow our geographic footprint or if geographic growth occurs at a slower rate than expected, our business, results of operations and financial condition could be materially and adversely affected.

We undertake strategic initiatives to innovate within the competitive, regulatory and legal environments of the insurance industry and our innovations may entail a degree of risk, may not ultimately achieve anticipated business goals, or may be subject to challenge by regulators or private litigants.

Our insurance business operates in highly regulated environments. Our insurance subsidiaries are subject to regulation and supervision by multiple state insurance departments and multiple jurisdictions, each of which has a unique and complex set of laws and regulations. In addition, certain federal laws impose additional requirements on businesses, including insurers, in a wide range of areas, such as the use of credit information, privacy, and the reimbursement of certain medical costs incurred by the government. Our ability to implement business plans and remain competitive while complying with these laws and regulations, and to obtain necessary regulatory action in a timely manner, is and will continue to be critical to our success.

Most jurisdictions impose restrictions on, or require prior regulatory approval of, various actions by regulated insurers, which may adversely affect our insurance subsidiaries’ ability to operate, innovate, and obtain necessary rate adjustments in a timely manner. Our compliance efforts are further complicated by changes in laws or regulations applicable to insurance companies, or by judicial interpretations of those laws or regulations. Insurance laws and regulations may limit, among other things, our ability to underwrite and price risks accurately, prevent us from obtaining timely rate changes to respond to increased or decreased costs, restrict our ability to discontinue unprofitable businesses or exit unprofitable markets, prevent us from terminating policies under certain circumstances, and dictate or limit the types of investments that we may hold. Moreover, inconsistencies between requirements at the state and federal level may further complicate our compliance efforts, potentially resulting in additional costs being imposed on us. In addition, laws in certain jurisdictions mandate that insurance companies pay assessments in a number of circumstances, including assessments to pay claims upon the insolvency of other insurance companies or to cover losses in government-provided insurance programs for high risk coverages. Compliance with laws and regulations often results in increased costs, which can be substantial. These costs, in turn, may adversely affect our profitability or our ability or desire to grow or operate our business in the applicable jurisdictions.

The actual or alleged failure to comply with this complex variety of laws and regulations by us or other companies in the insurance, financial services, or related industries, also could result in actions or investigations by regulators, state attorneys general, federal officials, or other law enforcement officials. Such actions and investigations, and any determination that we have not complied with an applicable law or regulation, could potentially lead to significant monetary payments, fines and penalties, adverse publicity and damage to our reputation in the marketplace, and in certain cases, revocation of a subsidiary’s authority to do business in one or more jurisdictions. In addition, we could face individual and class action lawsuits by insureds and other parties for alleged violations of certain of these laws or regulations.

New federal or state legislation or regulations may be adopted in the future that could materially adversely affect our operations or ability to write business profitably in one or more jurisdictions.

Our goal is to maximize the long-term value of the business; we do not manage to short-term earnings expectations, which at times may adversely affect short-term results.

We believe that shareholder value will be increased in the long run if we meet or exceed the financial goals and policies that we establish each year. We do not manage our business to maximize short-term stock performance. Due to our focus on the long-term value of the enterprise, we may undertake business strategies and establish related financial goals for a specific year that are designed to enhance our longer-term performance, while understanding that such strategies may not always similarly benefit short-term results. Consequently, these strategies may adversely affect short-term performance.

Risks Relating to Our Industry

The insurance business, including the market for homeowners insurance, is historically cyclical in nature, and we may experience periods with excess underwriting capacity and unfavorable premium rates, which could adversely affect our business.

Historically, insurers have experienced significant fluctuations in operating results due to competition, frequency and severity of catastrophic events, levels of capacity, adverse litigation trends, regulatory constraints, volatility in investment results, general economic conditions, and other factors. The supply of insurance is related to prevailing prices, the level of insured losses and the level of capital available to the industry that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity increased premium levels. Demand for insurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, the introduction of new capital providers and general economic conditions. All of these factors fluctuate and may contribute to price declines generally in the insurance industry.

We cannot predict with certainty whether market conditions will improve, remain constant or deteriorate. Negative market conditions may impair our ability to underwrite insurance at rates we consider appropriate and commensurate relative to the risk assumed. Additionally, negative market conditions could result in a decline in policies sold, an increase in the frequency of claims and premium defaults, and an uptick in the frequency of falsification of claims. If we cannot underwrite insurance at appropriate rates, our ability to transact business will be materially and adversely affected. Any of these factors could lead to an adverse effect on our business, results of operations and financial condition.

We operate in a highly regulated environment and are subject to a variety of complex federal and state laws and regulations.

In the United States, each state regulator retains the authority to license insurers within its state, and an insurer generally may not operate in a state in which it is not licensed. Accordingly, we are not permitted to sell insurance to residents of the states and territories of the United States in which we do not currently possess a license, which is likely to put us at a disadvantage among many of our competitors that have been in business much longer than us and are licensed to sell their insurance products in most, if not all, U.S. jurisdictions.

We are subject to extensive regulation and supervision in the states in which we transact business by the individual state insurance departments. This regulation is generally designed to protect the interests of policyholders, and not necessarily the interests of insurers or agents, their shareholders or other investors. Numerous aspects of our insurance business are subject to regulation, including, but not limited to, premium rates, mandatory covered risks, limitations on the ability to renew or elect not to renew business, prohibited exclusions, licensing and appointment of agents, restrictions on the size of risks that may be insured under a single policy, reserves and provisions for unearned premiums, losses and other obligations, deposits of securities for the benefit of customers, investments and capital, policy forms and coverages, advertising and other conduct, including restrictions on the use of credit information and other factors in underwriting, as well as other underwriting and claims practices. To the extent we decide to expand our current product offerings to include other insurance products, such as auto or life insurance, this would subject us to additional regulatory requirements and scrutiny in each state in which we elect to offer such products. States have also adopted legislation defining and prohibiting unfair methods of competition and unfair or deceptive acts and practices in the business of insurance. Prohibited practices include, but are not limited to, misrepresentations, false advertising, coercion, disparaging other insurers, unfair claims settlement procedures, and discrimination in the business of insurance. Noncompliance with any of such state statute may subject us to regulatory action by the relevant state insurance regulator, and, in certain states, private litigation. States also regulate various aspects of the contractual relationships between insurers and independent agents.

Such laws, rules and regulations are usually overseen and enforced by the various state insurance departments, as well as through private rights of action and by state attorneys general. Such regulations or enforcement actions are often responsive to current consumer and political sensitivities, such as homeowners insurance rates and coverage forms, or which may arise after a major event. Such rules and regulations may result in rate suppression, limit our ability to manage our exposure to unprofitable or volatile risks, or lead to fines, premium refunds or other adverse consequences. The federal government also may regulate aspects of our businesses, such as the protection of consumer confidential information or the use of consumer insurance (credit) scores to underwrite and assess the risk of customers under the Fair Credit Reporting Act (“FCRA”). Among other things, the FCRA requires insurance companies to have a permissible purpose before obtaining and using a consumer report for underwriting purposes, as well as comply with related notice and recordkeeping requirements. Failure to comply with federal requirements under the FCRA or any other applicable federal laws would subject us to regulatory fines and other sanctions. In addition, given our short operating history to-date and rapid speed of growth, we are particularly vulnerable to regulators identifying errors in the policy forms we use, the rates we charge, and our customer communications. As a result of such noncompliance, regulators could impose fines, rebates or other penalties, including cease-and-desist orders for an individual state, or all states, until the identified noncompliance is rectified.

The FLOIR, the insurance regulatory authority for insurance carriers in the State of Florida, may conduct special or targeted examinations to address particular concerns or issues at any time. Insurance regulators of other states in which the Company is licensed to sell insurance as an agent may also conduct periodic examinations. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive, or other corrective action. For a discussion of the FLOIR insurance regulatory authority, see “We are periodically subject to examinations by our primary state insurance regulator, which could result in adverse examination findings and necessitate remedial actions” above.

Our ability to retain state licenses depends on our ability to meet licensing requirements adopted by each state, subject to variations across states. If we are unable to satisfy the applicable licensing requirements of any particular state, we could lose our license to do business in such state, which would result in the temporary or permanent cessation of our operations in that state. Alternatively, if we are unable to satisfy applicable state licensing requirements, we may be subject to additional regulatory oversight, have our license suspended, or be subject to seizure of assets. Any such events could adversely affect our business, results of operations or financial condition.

In addition, as a condition to writing business in certain states, insurers are required to participate in various pools or risk sharing mechanisms or to accept certain classes of risk, regardless of whether such risks meet their underwriting requirements for voluntary business. Some states also limit or impose restrictions on the ability of an insurer to withdraw from certain classes of business. Some states impose significant restrictions on a company’s ability to materially reduce its exposures or to withdraw from certain lines of business. The state insurance departments can impose significant charges on an insurer in connection with a market withdrawal or refuse to approve withdrawal plans on the grounds that they could lead to market disruption. Laws and regulations that limit cancellation and non renewal of policies or that subject withdrawal plans to prior approval requirements may significantly restrict our ability to exit unprofitable markets. Such actions and related regulatory restrictions may limit our ability to reduce our potential exposure to hurricane-related losses. For further discussion, see “The Carrier is subject to assessments and other surcharges from state guaranty funds, and mandatory state insurance facilities, which may reduce our profitability” below.

Further, federal, state and/or local government actions to address the impact of COVID-19 may adversely affect us. Regulatory restrictions or requirements have impacted or may impact pricing, risk selection and our rights and obligations with respect to our policies and customers, including our ability to cancel and non-renew policies and to collect premiums. Several state regulators have issued orders, and may issue additional orders, requiring insurers to issue premium refunds and offer deferred payment options, and regulators in other states could take similar actions or renew such actions that have expired. Many insurers, including us, have voluntarily provided, and may further provide, deferred payment options to customers. It is also possible that changes in economic conditions and steps taken by federal, state and local governments in response to COVID-19 could require an increase in taxes at the federal, state and local levels, which would adversely impact our results of operations.

State insurance regulators impose additional reporting requirements regarding enterprise risk on insurance holding company systems, with which we must comply as an insurance holding company.

In the past decade, various state insurance regulators have increased their focus on risks within an insurer’s holding company system that may pose enterprise risk to the insurer. In 2012, the NAIC adopted significant changes to the insurance holding company act and regulations (the “NAIC Amendments”). The NAIC Amendments are designed to respond to perceived gaps in the regulation of insurance holding company systems in the United States. One of the major changes is a requirement that an insurance holding company system’s ultimate controlling person submit annually to its lead state insurance regulator an “enterprise risk report” that identifies activities, circumstances or events involving one or more affiliates of an insurer that, if not remedied properly, are likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. Other changes include requiring a controlling person to submit prior notice to its domiciliary insurance regulator of a divestiture of control, having detailed minimum requirements for cost sharing and management agreements between an insurer and its affiliates and expanding of the agreements between an insurer and its affiliates to be filed with its domiciliary insurance regulator. The NAIC Amendments must be adopted by the individual state legislatures and insurance regulators in order to be effective. Florida, our main domiciliary state for the Carrier, includes a form of the enterprise risk report requirement pursuant to Section 628.801 of the Florida Insurance Code.

In 2012, the NAIC also adopted the Risk Management and Own Risk and Solvency Assessment Model Act (the “ORSA Model Act”). The ORSA Model Act, when adopted by the various states, will require an insurance holding company system’s Chief Risk Officer to submit annually to its lead state insurance regulator an Own Risk and Solvency Assessment Summary Report (“ORSA”). The ORSA is a confidential internal assessment appropriate to the nature, scale and complexity of an insurer, conducted by that insurer of the material and relevant risks identified by the insurer associated with an insurer’s current business plan and the sufficiency of capital resources to support those risks. The ORSA Model Act must be adopted by the individual state legislature and insurance regulators in order to be effective. We cannot predict the impact, if any, that the NAIC Amendments, compliance with the ORSA Model Act, or any other regulatory requirements may have on our business, financial condition or results of operations.

There is also risk that insurance holding company systems may become subject to group capital requirements at the holding company level. The NAIC is currently working to develop a group capital calculation framework that regulators may use for informational purposes. As envisioned, the framework is intended to complement the current holding company analytics framework by providing additional information to the lead state regulator for use in assessing group risks and capital adequacy.

The increasing adoption by states of cybersecurity regulations could impose additional compliance burdens on us and expose us to additional liability.

In response to the growing threat of cyber-attacks in the insurance industry, certain jurisdictions have begun to consider new cybersecurity measures, including the adoption of cybersecurity regulations. On October 24, 2017, the NAIC adopted its Insurance Data Security Model Law, intended to serve as model legislation for states to enact in order to govern cybersecurity and data protection practices of insurers, insurance agents, and other licensed entities registered under state insurance laws. Alabama, Connecticut, Delaware, Indiana, Louisiana, Maryland, Michigan, Mississippi, New Hampshire, Ohio, South Carolina, and Virginia have adopted versions of the NAIC Insurance Data Security Model Law, each with a different effective date, and other states may adopt versions of the NAIC Insurance Data Security Model Law in the future. Although we take steps to comply with financial industry cybersecurity regulations and believe we are materially compliant with their requirements, our failure to comply with new or existing cybersecurity regulations could result in regulatory actions and other penalties. In addition, efforts to comply with new or existing cybersecurity regulations could impose significant costs on our business, which could materially and adversely affect our business, financial condition or results of operations.

Severe weather events and other catastrophes, including the effects of climate change and global pandemics, are inherently unpredictable and may have a material adverse effect on our financial results and financial condition.

Our homeowners insurance business is exposed to the risk of severe weather conditions and other catastrophes. Severe weather events include, but are not limited to, winter storms, rain, hail, and high winds. The incidence and severity of weather conditions are largely unpredictable. Catastrophes can be caused by various events, such as wildfires, tornadoes, tsunamis, hurricanes, tropical storms, earthquakes, windstorms, hailstorms, severe thunderstorms, fires, and other non-natural events such as explosions, riots, terrorism, or war.

The incidence and severity of severe weather conditions and catastrophes are inherently unpredictable and the occurrence of one catastrophe does not render the possibility of another catastrophe greater or lower. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. In particular, severe weather and other catastrophes could significantly increase our costs due to a surge in claims following such events and/or legal and regulatory changes in response to catastrophes that may impair our ability to limit our liability under our policies. Severe weather conditions and catastrophes can cause greater losses for us, which can cause our liquidity and financial condition to deteriorate. Resulting reductions in our capital could materially adversely affect our ability to underwrite new insurance policies. In addition, we may not be able to obtain reinsurance coverage at reasonable rates and in amounts adequate to mitigate the risks associated with severe weather conditions and other catastrophes. While we only work with reinsurers whom we believe have acceptable credit, if our reinsurers are unable to pay for the claims for which they are responsible, we could be exposed to additional liability, which could have a material adverse effect on our business and results of operations.

Climate change may affect the occurrence of certain natural events, such as an increase in the frequency or severity of wind and thunderstorm events, eruptions of volcanoes, and tornado or hailstorm events due to increased convection in the atmosphere; more frequent wildfires in certain geographies; higher incidence of deluge flooding and the potential for an increase in severity of the hurricane events due to higher sea surface temperatures. Additionally, climate change may cause an impact on the demand, price and availability of homeowners insurance and reinsurance coverages, as well as the value of our investment portfolio. Due to significant variability associated with future changing climate conditions, we are unable to predict the impact climate change will have on our business.

In addition, in December 2019, COVID-19 was reported to have surfaced in Wuhan, China and was subsequently recognized as a pandemic by the World Health Organization. Public and private sector policies and initiatives to reduce the transmission of COVID-19, such as the imposition of travel restrictions and the adoption of remote working, could impact our operations if our employees are unable to work effectively, including because of illness, quarantines, government actions, facility closures, or other restrictions. We continue to assess and update our business continuity plans in the context of this pandemic, including taking steps in an effort to help keep our employees healthy and safe. The spread of COVID-19 has caused us to modify our business practices (including employee travel, employee work locations in certain cases, and cancellation of physical participation in certain meetings, events, and conferences), and we expect to take further actions as may be required or recommended by government authorities or as we determine are in the best interests of our employees and customers. Furthermore, COVID-19 has impacted and may further impact the broader economies of affected countries, including negatively impacting economic growth, the proper functioning of financial and capital markets, foreign currency exchange rates, and interest rates. The pandemic has caused an economic slowdown of potentially extended duration, and it is possible that it could cause a global recession. This could result in an increase in fraudulent claims or a decrease in apartment rentals or home sales, an increase in costs associated with claims under our policies, as well as an increase in the number of customers experiencing difficulty paying premiums, any of which could have a material adverse effect on our business and results of operations. Due to the speed with which the COVID-19 situation is developing, the global breadth of its spread and the range of governmental and community reactions thereto, uncertainty around its duration and ultimate impact persists; therefore, any negative impact on our overall financial and operating results cannot be reasonably estimated at this time.

We expect our results of operations to fluctuate on a quarterly and annual basis. In addition, our operating results and operating metrics are subject to seasonality and volatility, which could result in fluctuations in our quarterly revenues and operating results or in perceptions of our business prospects.

Our revenue and results of operations could vary significantly from period to period and may fail to match expectations as a result of a variety of factors, some of which are outside of our control. Our results may vary as a result of fluctuations in the number of customers purchasing our insurance products and fluctuations in the timing and amount of our expenses. In addition, the insurance industry, and particularly homeowners insurance, are subject to their own cyclical trends and uncertainties, including extreme weather which is often seasonal and may result in volatility in claims reporting and payment patterns. Fluctuations and variability across the industry may affect our revenue. As a result of the potential variations in our revenue and results of operations, period-to-period comparisons may not be meaningful and the results of any one period should not be relied on as an indication of future performance. In addition, our results of operations may not meet the expectations of investors or public market analysts who follow us, which may adversely affect our stock price.

We may experience seasonal fluctuations in our revenues and resulting fluctuations in our rate of growth as a result of insurance spending patterns. Volatility in our key operating metrics or their rates of growth could have a negative impact on our financial results and investor perceptions of our business prospects and a failure to achieve our quarterly forecasts or to meet or exceed the expectations of research analysts or investors will cause our stock price to decline.

An overall decline in economic activity could have a material adverse effect on the financial condition and results of operations of our business.

The demand for property and casualty insurance generally rises as the overall level of household income increases and generally falls as household income decreases, affecting premiums, commissions and fees generated by our business. Some new accounts are sourced by referral sources tied to home closing transactions, and major slowdowns in the various housing markets we serve could impact our ability to generate new business. The economic activity that impacts property and casualty insurance is most closely correlated with employment levels, corporate revenue and asset values.

We rely on data from our customers and third parties for pricing and underwriting our insurance policies, handling claims and maximizing automation, the unavailability or inaccuracy of which could limit the functionality of our products and disrupt our business.

We use data, technology and intellectual property licensed from unaffiliated third parties in certain of our products, including proprietary information that we license from LexisNexis Risk Solutions, Inc. (“LexisNexis”), and we may license additional third-party technology and intellectual property in the future. Any errors or defects in this third-party technology and intellectual property could result in errors that could harm our brand and business. In addition, licensed technology and intellectual property may not continue to be available on commercially reasonable terms, or at all. Also, should LexisNexis refuse to license its proprietary information to us on the same terms that it offers to our competitors, we could be placed at a significant competitive disadvantage.

Further, although we believe that there are currently adequate replacements for the third-party technology and intellectual property we presently use other than proprietary information provided by LexisNexis, the loss of our right to use any of this technology and intellectual property could result in delays in producing or delivering affected products until equivalent technology or intellectual property is identified, licensed or otherwise procured, and integrated. Our business would be disrupted if any technology and intellectual property we license from others or functional equivalents of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required either to attempt to redesign our products to function with technology and intellectual property available from other parties or to develop these components ourselves, which would result in increased costs and could result in delays in product sales and the release of new product offerings. Alternatively, we might be forced to limit the features available in affected products. Any of these results could harm our business, results of operations and financial condition.

Our results of operations and financial condition may be adversely affected due to limitations in the analytical models used to assess and predict our exposure to catastrophe losses.

Along with others in the insurance industry, models developed internally and by third party vendors are used along with our own historical data in assessing property insurance exposure to catastrophe losses. These models assume various conditions and probability scenarios; however, they do not necessarily accurately predict future losses or measure losses currently incurred. Further, the accuracy of such models may be negatively impacted by changing climate conditions. Catastrophe models use historical information and scientific research about natural events, such as hurricanes and earthquakes, as well as detailed information about our in-force business. This information is used in connection with pricing and risk management activities. However, since actual catastrophic events vary considerably, there are limitations with respect to its usefulness in predicting losses in any reporting period. Other limitations are evident in significant variations in estimates between models, material increases and decreases in results due to model changes and refinements of the underlying data elements and actual conditions that are not yet well understood or may not be properly incorporated into the models.

We are subject to payment processing risk.

We currently rely on a sole provider to provide payment processing services, including the processing of payments from credit cards and debit cards, and our business would be disrupted if this vendor becomes unwilling or unable to provide these services to us and we are unable to find a suitable replacement on a timely basis. If we or our processing vendor fail to maintain adequate systems for the authorization and processing of credit card transactions, it could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if these systems fail to work properly and, as a result, we do not charge our customers’ credit cards on a timely basis or at all, our business, revenue, results of operations and financial condition could be harmed.

The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data are compromised due to a breach of data, we may be liable for significant costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures, and significantly higher credit card-related costs, each of which could harm our business, results of operations and financial condition.

The Carrier is subject to minimum capital and surplus requirements, and failure to meet these requirements could subject us to regulatory action.

The Carrier is subject to risk based capital standards and other minimum capital and surplus requirements. The risk based capital standards, based upon the Risk Based Capital Model Act developed by the NAIC and adopted in all states, including the Carrier’s state of domicile, require the Carrier to report results of risk based capital calculations to its domestic regulator. These risk based capital standards provide for different levels of regulatory attention depending upon the ratio of an insurance company’s total adjusted capital, as calculated in accordance with the NAIC’s RBC formula, to its authorized control level risk based capital. Authorized control level risk based capital is determined using the NAIC’s risk based capital formula, which measures the minimum amount of capital that an insurance company needs to support its overall business operations.

An insurance company with total adjusted capital that is less than 200% of its authorized control level risk based capital is at a company action level, which would require the insurance company to file a risk based capital plan that, among other things, contains proposals of corrective actions the company intends to take that are reasonably expected to result in the elimination of the company action level event. Additional action level events occur when the insurer’s total adjusted capital falls below 150%, 100%, and 70% of its authorized control level risk based capital. The lower the percentage, the more severe the regulatory response, including, in the event of a mandatory control level event (total adjusted capital falls below 70% of the insurer’s authorized control level risk based capital), placing the insurance company into receivership. As of December 31, 2020, the Carrier’s risk based capital ratio was well in excess of minimum statutory requirements.

In addition, the Carrier is required to maintain certain minimum capital and surplus and generally must keep its net written premiums within specified multiples of its surplus that regulators customarily view as prudent. The Carrier could exceed these ratios if its volume increases faster than anticipated or if its surplus declines due to catastrophe or non-catastrophe losses or excessive underwriting and operational expenses.

Any failure by the Carrier to meet the applicable risk based capital or minimum statutory capital requirements or the writings ratio limitations regulators customarily use where we currently or may in the future conduct business could subject us to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business, state supervision or liquidation.

Any changes in existing risk based capital requirements, minimum statutory capital requirements, or customary writings ratios may require us to increase our statutory capital levels, which we may be unable to do.

The Carrier is subject to assessments and other surcharges from state guaranty funds, and mandatory state insurance facilities, which may reduce our profitability.

The insurance laws of many states subject property and casualty insurers doing business in those states to statutory property and casualty guaranty fund assessments. The purpose of a guaranty fund is to protect customers by requiring that solvent property and casualty insurers pay the insurance claims of insolvent insurers. These guaranty associations, including the Florida Insurance Guaranty Association (“FIGA”), generally pay these claims by assessing solvent insurers proportionately based on each insurer’s share of voluntary premiums written in the state. While most guaranty associations provide for recovery of assessments through subsequent rate increases, surcharges or premium tax credits, there is no assurance that insurers will ultimately recover these assessments, which could be material, particularly following a large catastrophe or in markets which become disrupted.

Maximum contributions required by law in any one year vary by state. We cannot predict with certainty the amount of future assessments because they depend on factors outside our control, such as insolvencies of other insurance companies. Significant assessments could have a material adverse effect on our financial condition and results of operations.

Our success depends upon the insurance industry continuing to move online at its current pace and the continued growth and acceptance of online products and services as effective alternatives to traditional offline products and services.

We provide homeowners insurance products through our website that compete with traditional offline counterparts. We do not generally offer insurance through traditional, offline brokers. We believe that the continued growth and acceptance of online products and services generally will depend, to a large extent, on the continued growth in commercial use of the internet and the continued migration of traditional offline markets and industries online.

Purchasers of insurance may develop the perception that purchasing insurance products online is not as effective as purchasing such products through a broker or other traditional offline methods, and the homeowners insurance market may not migrate online as quickly as (or at the levels that) we expect. Moreover, if, for any reason, an unfavorable perception develops that data automation, artificial intelligence and/or bots are less efficacious than traditional offline methods of purchasing insurance, underwriting, claims processing, and other functions that use data automation, artificial intelligence and/or bots, our business, results of operations and financial condition could be adversely affected.

Our actual incurred losses may be greater than our loss and loss adjustment expense reserves, which could have a material adverse effect on our financial condition and results of operations.

Our financial condition and results of operations depends on our ability to accurately assess potential losses and loss adjustment expenses under the terms of the policies we underwrite. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what the expected ultimate settlement and administration of claims will cost, and the ultimate liability may be greater or less than the current estimate. In our industry, there is always the risk that reserves may prove inadequate as it is possible for us to underestimate the cost of claims and claims administration.

We base our estimates on our assessment of known facts and circumstances, as well as estimates of future trends in claim severity, claim frequency, judicial theories of liability, and other factors. These variables are affected by both internal and external events that could increase our exposure to losses, including changes in actuarial projections, claims handling procedures, inflation, severe weather, climate change, economic and judicial trends and legislative changes. We regularly monitor reserves using new information on reported claims and a variety of statistical techniques to update our current estimate. Our estimates could prove to be inadequate, and this underestimation could have a material adverse effect on our financial condition.

Recorded claim reserves, including case reserves and incurred but not reported (“IBNR”) claims reserves, are based on our estimates of losses after considering known facts and interpretations of the circumstances, including settlement agreements. Additionally, models that rely on the assumption that past loss development patterns will persist into the future are used. Internal factors are considered including our experience with similar cases, actual claims paid, historical trends involving claim payment patterns, pending levels of unpaid claims, loss management programs, product mix, contractual terms and changes in claim reporting, and settlement practices. External factors are also considered, such as court decisions, changes in law and litigation imposing unintended coverage. We also consider benefits, such as disallowing the use of benefit payment schedules, requiring coverage designed to cover losses that occur in a single policy period to losses that develop continuously over multiple policy periods or requiring the availability of multiple limits. Regulatory requirements and economic conditions are also considered.

Since reserves are estimates of the unpaid portion of losses that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain and complex process that is regularly refined to reflect current estimation processes and practices. The ultimate cost of losses may vary materially from recorded reserves and such variance may adversely affect our results of operations and financial condition as the reserves and reinsurance recoverables are reestimated.

If any of our insurance reserves should prove to be inadequate for the reasons discussed above, or for any other reason, we will be required to increase reserves, resulting in a reduction in our net income and stockholders’ equity in the period in which the deficiency is identified. Future loss experience substantially in excess of established reserves could also have a material adverse effect on future earnings and liquidity and financial rating, which would affect our ability to attract new business or to retain existing customers.

Our ability to compete in the property and casualty insurance industry and our ability to expand our business is partially dependent on us maintaining our Demotech, Inc. rating, and may be negatively affected by the fact that we do not have a rating from AM Best Company.

The Carrier currently has a Financial Stability Rating (“FSR”) of A, Exceptional from Demotech, Inc. (“Demotech”), a financial analysis firm that provides FSRs and consulting services for property and casualty insurance companies and title underwriters. Demotech provides financial stability ratings to insurance companies of all sizes. When providing a rating, Demotech evaluates total assets, liabilities, revenues and expenses, working capital, administrative expenses, net income, surplus, receivables, amount of business written, industry focus and business model, among others. Below is Demotech’s rating scale:

•        A” (A Double Prime), Unsurpassed:    100% of insurers with this rating are expected to have a positive surplus at least 18 months from the initial date of rating assignment;

•        A’ (A Prime), Unsurpassed:    99% of insurers with this rating are expected to have a positive surplus at least 18 months from the initial date of rating assignment;

•        A, Exceptional:    97% of insurers with this rating are expected to have a positive surplus at least 18 months from the initial date of rating assignment;

•        S, Substantial:    95% of insurers with this rating are expected to have a positive surplus at least 18 months from the initial date of rating assignment;

•        M, Moderate:    90% of insurers with this rating are expected to have a positive surplus at least 18 months from the initial date of rating assignment; and

•        L, Licensed:    These companies have been assessed but have not been given one of the financial strength ratings listed above.

While our Demotech rating has proved satisfactory to date, we cannot assure that this rating will remain at its current level. Furthermore, we do not currently have a rating from AM Best Company, a U.S.-based credit rating agency (“AM Best”), and we do not currently intend to seek a rating from AM Best as doing so would require us to forgo certain revenues and efficiency of size. It is possible that some prospective customers may be reluctant to do business with a company that is not rated by AM Best and not having an AM Best rating may prevent us from expanding our business or limit our access to credit from certain financial institutions, which may in turn limit our ability to compete with large, national insurance companies and certain regional insurance companies.

Performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial results.

Our results of operations depend, in part, on the performance of our investment portfolio. We seek to hold a diversified portfolio of investments in accordance with our investment policy and routinely reviewed by our Investment Committee. However, our investments are subject to general economic and market risks as well as risks inherent to particular securities.

Our primary market risk exposures are to changes in interest rates and equity prices. See “Kin Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk.” In recent years, interest rates have been at or near historic lows. A protracted low interest rate environment would continue to place pressure on our net investment income, particularly as it relates to fixed income securities and short-term investments, which, in turn, may adversely affect our operating results. Future increases in interest rates could cause the values of our fixed income securities portfolios to decline, with the magnitude of the decline depending on the duration of securities included in our portfolio and the amount by which interest rates increase. Some fixed income securities have call or prepayment options, which create possible reinvestment risk in declining rate environments. Other fixed income securities, such as mortgage-backed and asset-backed securities, carry prepayment risk or, in a rising interest rate environment, may not prepay as quickly as expected.

The value of our investment portfolio is subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities we hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer’s payments on such investments. Downgrades in the credit ratings of fixed maturities also have a significant negative effect on the market valuation of such securities.

Such factors could reduce our net investment income and result in realized investment losses. Our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the securities we hold in our portfolio does not reflect prices at which actual transactions would occur.

We may invest in marketable equity securities. These securities are carried on the balance sheet at fair market value and are subject to potential losses and declines in market value.

Risks for all types of securities are managed through the application of our investment policy, which establishes investment parameters that include, but are not limited to, maximum percentages of investment in certain types of securities and minimum levels of credit quality, which we believe are within applicable guidelines established by the FLOIR.

Although we seek to preserve our capital, we cannot be certain that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our insurance and reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.

Unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in our policies could have a material adverse effect on our financial condition and results of operations.

There can be no assurances that specifically negotiated loss limitations or exclusions in our policies will be enforceable in the manner we intend. As industry practices and legal, judicial, social, and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. For example, many of our policies limit the period during which a customer may bring a claim, which may be shorter than the statutory period under which such claims can be brought against our customers. While these limitations and exclusions help us assess and mitigate our loss exposure, it is possible that a court or regulatory authority could nullify or void a limitation or exclusion or legislation could be enacted modifying or barring the use of such limitations or exclusions. These types of governmental actions could result in higher than anticipated loss and loss adjustment expense, which could have a material adverse effect on our financial condition or results of operations. In addition, court decisions, such as the 1995 Montrose decision in California could read policy exclusions narrowly so as to expand coverage, thereby requiring insurers to create and write new exclusions. These issues may adversely affect our business by either broadening coverage beyond our underwriting intent or by increasing the frequency or severity of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.

We face vigorous competition from large, well-capitalized national companies and smaller regional insurers. Other large national and international insurance or financial services companies also may enter these markets in the future. Many of these companies may have greater financial, marketing and management resources than we have.

We write personal lines insurance, including homeowners, mobile homeowners, and condominium unit owners, and other products. The insurance market is highly competitive. We face vigorous competition from large, well-capitalized national and international companies, as well as smaller regional insurers. Other large insurance or financial services companies also may enter these markets in the future. Many of these companies have substantial resources, experienced management, and strong marketing, underwriting, and pricing capabilities. The property and casualty insurance industry is a relatively mature industry, in which brand recognition, marketing skills, operational effectiveness, pricing, scale, and cost control are major competitive factors. If our competitors offer similar insurance products at lower prices, offer such insurance products bundled with other products or services that we do not offer, or engage in other successful competitive initiatives, our ability to generate new business or to retain a sufficient number of our existing customers could be compromised.

Property insurance markets historically have been known as cyclical, with periods of relatively strong profitability being followed by increased pricing competition among insurers. This price competition, which is sometimes referred to as a “soft market,” can adversely affect revenue and profitability levels. As insurers recognize this situation (which can occur at different times for different companies), the historical reaction has been for insurers to raise their rates (sometimes referred to as a “hard market”) in an attempt to restore profitability to acceptable levels. As more insurers react in this way, profit levels in the industry may increase to a point where some insurers begin to lower their rates, starting the cycle over again. In the past, this cycle has generally played out over a number of years. We cannot be certain whether and to what extent such cyclicality is currently impacting the property insurance markets, nor can we predict whether it will do so in the future.

The highly competitive nature of the insurance marketplace could result in consolidation within the industry, or in the failure of one or more competitors. The concentration of premium volume in a reduced number of major competitors could significantly increase the level of competition in a manner that is not favorable to us. In addition, in the event of a failure of a major insurer or a state-sponsored catastrophe fund, our company and other insurance companies may be required by law to absorb the losses of the failed insurer or fund, resulting in a potentially significant increase in our costs. We might also be faced with an unexpected surge in new business from a failed insurer’s former policyholders. Such events could materially adversely affect our financial results, brand, and future business prospects.

Risks Relating to Ownership of Our Common Stock

The market price of our common stock may be highly volatile, which could cause the value of your investment to decline.

The trading price of our common stock could be volatile, and you could lose all or part of your investment. The following factors, in addition to other factors described in this “Risk Factors” section and included elsewhere in this proxy statement/prospectus, may have a significant impact on the market price of our common stock:

•        the occurrence of severe weather conditions and other catastrophes;

•        our operating and financial performance, quarterly or annual earnings relative to similar companies;

•        publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•        the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•        announcements by us or our competitors of acquisitions, business plans or commercial relationships;

•        any major change in our board of directors or senior management, including the departure of either of our Co-Founders;

•        additional sales of our common stock by us, our directors, executive officers, principal shareholders, or our Co-Founders;

•        adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•        short sales, hedging and other derivative transactions in our common stock;

•        exposure to capital market risks related to changes in interest rates, realized investment losses, credit spreads, equity prices, foreign exchange rates and performance of insurance-linked investments;

•        our creditworthiness, financial condition, performance, and prospects;

•        our dividend policy and whether dividends on our common stock have been, and are likely to be, declared and paid from time to time;

•        perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

•        regulatory or legal developments;

•        changes in general market, economic, and political conditions;

•        conditions or trends in our industry, geographies or customers;

•        changes in accounting standards, policies, guidance, interpretations or principles; and

•        threatened or actual litigation or government investigations.

In addition, broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly. In addition, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition, results of operations or prospects. Any adverse determination in litigation could also subject us to significant liabilities.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our Pubco Charter and our Pubco Bylaws, as well as provisions of the DGCL, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include:

•        our board of directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;

•        nothing in our Pubco Charter

•        precludes future issuances without stockholder approval of the authorized but unissued shares of our common stock;

•        advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;

•        our stockholders will only be able to take action at a meeting of stockholders and not by written consent;

•        a special meeting of stockholders may be called, for any purpose or purposes, only by or at the direction of our board of directors, the chairperson of our board of directors, our chief executive officer or our president;

•        no provision in the Pubco Charter or Pubco Bylaws provides for cumulative voting, which limits the ability of minority stockholders to elect director candidates;

•        certain amendments to our Pubco Charter will require the approval by affirmative vote of the holders of at least two-thirds of the total voting power of the then-outstanding shares of capital stock then entitled to vote thereon, voting together as a single class;

•        our Pubco Bylaws will provide that the affirmative vote of the holders of at least two-thirds of the voting power of our then-outstanding shares of voting stock with the power to vote generally in an election of directors, voting together as a single class, is required for stockholders to amend or adopt any provision of our bylaws;

•        our Pubco Charter authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued, without the approval of the holders of our capital stock; and

•        certain litigation against us can only be brought in Delaware.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire. See “Description of Pubco Securities.”

Applicable insurance laws may make it difficult to effect a change of control.

Under applicable state insurance laws and regulations, no person may acquire control of a domestic insurer until written approval is obtained from the state insurance commissioner following a public hearing on the proposed acquisition. Such approval would be contingent upon the state insurance commissioner’s consideration of a number of factors including, among others, the financial strength of the proposed acquiror, the acquiror’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. The Carrier is domiciled in Florida and per the applicable laws and regulations of Florida, generally no person may acquire control of any insurer, whether by purchase of its securities or otherwise, unless it gives prior notice to the insurer and has received prior approval from the Florida Insurance Commissioner. Under Florida insurance law, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company or its parent company. These requirements may discourage potential acquisition proposals and may delay, deter, or prevent a change of control of the Carrier, including through transactions that some or all of the Company’s stockholders might consider to be desirable.

Our Pubco Charter will designate the Court of Chancery of the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders and the federal district courts as the exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our Pubco Charter will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on our behalf, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers or stockholders, (iii) any action, suit or proceeding asserting a claim against us arising under the DGCL, our bylaws or our certificate of incorporation or (iv) any action, suit or proceeding asserting a claim against us that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction as Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Our Pubco Charter will also provide that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts shall be the exclusive forum for the resolution of any claims arising under the Securities Act. Under the Securities Act, federal and state courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act. By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our Pubco Charter related to choice of forum. The choice of forum provisions in our Pubco Charter may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. Additionally, the enforceability of choice of forum provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our Pubco Charter to be inapplicable or unenforceable in such action. If so, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

The JOBS Act provides that, so long as a company qualifies as an “emerging growth company,” it will, among other things:

•        be required to have only two years of audited financial statements and only two years of related selected financial data and Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•        be exempt from the requirement that critical audit matters be discussed in its independent auditor’s reports on its audited financial statements or any other requirements that may be adopted by the PCAOB unless the SEC determines that the application of such requirements to emerging growth companies is in the public interest;

•        be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

•        be exempt from the “say on pay,” “say on frequency,” and “say on golden parachute” advisory vote requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”); and

•        be exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of its executive officers and be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act.

We currently intend to take advantage of each of the exemptions described above. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our common stock less attractive as a result, which may result in a less active trading market for our common stock and higher volatility in our stock price. We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are, therefore, not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Although we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. As an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of (i) the year following our first annual report required to be filed with the SEC or (ii) the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

As a private company, we do not currently have any internal audit function. To comply with the requirements of being a public company, we have undertaken various actions, and will need to take additional actions, such as implementing numerous internal controls and procedures and hiring additional accounting or internal audit staff or consultants. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected if any of the following occurs: (i) we identify any material weaknesses in our internal control over financial reporting; (ii) we are unable to comply with the requirements of Section 404 in a timely manner; (iii) we assert that our internal control over financial reporting is effective; or (iv) our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company. We could also become subject to investigations by the SEC, the stock exchange on which our securities are listed or other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy any material weakness, our financial statements could be inaccurate and we could face restricted access to capital markets.

We do not currently expect to pay any cash dividends.

We do not currently expect to pay any cash dividends on our common stock for the foreseeable future. Instead, we intend to retain future earnings, if any, for the future operation and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our results of operations (including our ability to generate cash flow in excess of expenses and our expected or actual net income), liquidity, cash requirements, financial condition, retained earnings and collateral and capital requirements, general business conditions, contractual restrictions, legal, tax and regulatory limitations, the effect of a dividend or dividends upon our financial strength ratings, and other factors that our board of directors deems relevant.

Because we are a holding company and all of our business is conducted through our subsidiaries and the Carrier, dividends, distributions and other payments from, and cash generated by, our subsidiaries and the Carrier will be our principal sources of cash to fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries and the Carrier. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any of our future debt or preferred equity securities, our subsidiaries or the Carrier. Accordingly, realization of a gain on any investment will depend on the appreciation of the price of shares of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

General Risks

Recent and future acquisitions or investments could disrupt our business and harm our financial condition.

As part of our strategic plan, we recently reached an agreement to purchase an insurance company that has no premiums or operations but holds insurance operating licenses in 43 states (the “Pending Acquisition”). The Pending Acquisition is expected to close in the fourth quarter of 2021, but there is no assurance that the transaction will be completed. Additionally, while no other specific acquisitions or investments are contemplated as of the date of this proxy statement/prospectus, in the future we may pursue other acquisitions or investments that we believe will help us achieve our strategic objectives. There is no assurance that such acquisitions or investments, including the Pending Acquisition, will perform as expected or will be successfully integrated into our business or generate substantial revenue, and we may overestimate cash flow, underestimate costs or fail to understand the risks of or related to any investment or acquired business. The process of acquiring a business, such as the Pending Acquisition, product or technology can also cause us to incur various expenses and create unforeseen operating difficulties, expenditures and other challenges, whether or not those acquisitions are consummated, such as:

•        intense competition for suitable acquisition targets, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;

•        failure or material delay in closing a transaction, including as a result of regulatory review and approvals;

•        inadequacy of reserves for losses and loss expenses;

•        quality of the acquired company’s data and underwriting processes;

•        conditions imposed by regulatory agencies that make the realization of cost-savings through integration of operations more difficult;

•        regulatory conditions attached to the approval of the acquisition and other regulatory hurdles

•        difficulties in obtaining regulatory approvals on our ability to be an acquirer;

•        a need for additional capital that was not anticipated at the time of the acquisition;

•        transaction-related lawsuits or claims;

•        difficulties in transitioning and retaining an acquired company’s customers;

•        difficulties in integrating the technologies, operations, existing contracts and personnel of an acquired company;

•        difficulties in retaining key employees or business partners of an acquired company;

•        diversion of financial and management resources from existing operations or alternative acquisition opportunities;

•        coordination of product development and sales and marketing functions;

•        failure to realize the anticipated benefits or synergies of a transaction;

•        failure to identify the problems, liabilities or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, litigation, accounting practices, or employee or user issues;

•        risks that regulatory bodies may enact new laws or promulgate new regulations that are adverse to an acquired company or business;

•        theft of our trade secrets or confidential information that we share with potential acquisition candidates;

•        risk that an acquired company or investment in new offerings cannibalizes a portion of our existing business; and

•        adverse market reaction to an acquisition.

If we are unable to address these difficulties and challenges or other problems encountered in connection with any future acquisition or investment, we might not realize the anticipated benefits of that acquisition or investment and we might incur unanticipated liabilities or otherwise suffer harm to our business generally.

To the extent that we pay the consideration for any future acquisitions or investments in cash, it would reduce the amount of cash available to us for other purposes. Future acquisitions or investments could also result in dilutive issuances of our equity securities or the incurrence of debt, contingent liabilities, amortization expenses, increased interest expenses or impairment charges against goodwill on our consolidated balance sheet, any of which could seriously harm our business.

If securities or industry analysts cease publishing research or reports about us, our business or our markets, or if they adversely change their recommendations or publish negative reports regarding our business or our stock, our stock price and trading volume could materially decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our markets, or our competitors. We cannot provide any assurance that analysts will continue to cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our stock, or provide more favorable relative recommendations about our competitors, our stock price could materially decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to materially decline.

INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION

Omnichannel

Omnichannel is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information regarding Omnichannel, see the section entitled “Other Information Related to Omnichannel” beginning on page 174.

Merger Sub

Merger Sub is a wholly-owned subsidiary of Omnichannel formed solely for the purpose of effecting the Business Combination. Merger Sub was incorporated under the DGCL on March 26, 2021. Merger Sub owns no material assets and does not operate any business.

Kin

Kin is the only pure-play direct-to-consumer insurtech focused on the large and growing homeowners insurance market. Powered by our proprietary technology, we offer an end-to-end solution, from producing quotes online in minutes to offering a better claims experience.

For more information regarding Kin, see the section entitled “Business of Pubco” beginning on page 195.

THE SPECIAL MEETING

Overview

This proxy statement/prospectus is being provided to Omnichannel stockholders as part of a solicitation of proxies by the Omnichannel Board for use at the Special Meeting to be convened on               , 2021 and at any adjournments or postponements of such meeting. This proxy statement/prospectus is being furnished to Omnichannel stockholders on or about               , 2021. In addition, this proxy statement/prospectus constitutes a prospectus for Pubco in connection with the issuance by Pubco of common stock to be delivered to Kin’s stockholders in connection with the Business Combination.

Date, Time and Place of the Special Meeting

The Special Meeting will be a virtual meeting conducted exclusively via live webcast starting at a.m., New York City time, on               , 2021, or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. Stockholders may attend the Special Meeting online, vote, view the list of stockholders entitled to vote at the Special Meeting and submit your questions during the Special Meeting by visiting                and entering your 12-digit control number, which is either included on the proxy card you received or obtained through Continental Stock Transfer & Trust Company. Because the Special Meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.

Proposals

At the Special Meeting, Omnichannel stockholders will vote upon:

•        the Business Combination Proposal;

•        the Charter Proposal;

•        the Advisory Charter Proposals;

•        the Stock Issuance Proposal;

•        the Incentive Plan Proposal;

•        the Adjournment Proposal; and

•        the ESPP Proposal.

OMNICHANNEL’S BOARD OF DIRECTORS HAS DETERMINED THAT THE BUSINESS COMBINATION PROPOSAL, THE CHARTER PROPOSAL AND THE OTHER PROPOSALS TO BE PRESENTED AT THE SPECIAL MEETING ARE IN THE BEST INTERESTS OF AND ADVISABLE TO THE OMNICHANNEL STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS DESCRIBED ABOVE.

Record Date; Outstanding Shares; Shares Entitled to Vote

Omnichannel has fixed the close of business on                , 2021 as the “record date” for determining Omnichannel stockholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on                , 2021, there were                Omnichannel Shares outstanding and entitled to vote. Each Omnichannel Share is entitled to one vote per share at the Special Meeting.

Quorum

A quorum of Omnichannel stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of Omnichannel Shares are present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.

Vote Required and Omnichannel Board Recommendation

The Business Combination Proposal

Omnichannel stockholders are being asked to consider and vote on a proposal to adopt the Business Combination Agreement and thereby approve the Business Combination. You should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination. In particular, your attention is directed to the full text of the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus.

Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal. The Business Combination cannot be completed unless the Business Combination Proposal is adopted by the affirmative vote of a majority of the votes cast by Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Stockholders of Omnichannel Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders, except as required by law.

OMNICHANNEL’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

The Charter Proposal

Approval of the Charter Proposal requires the affirmative vote of a majority of the outstanding Omnichannel Shares, voting together as a single class. Abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.

OMNICHANNEL’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE CHARTER PROPOSAL.

The Advisory Charter Proposals

Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

OMNICHANNEL’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADVISORY CHARTER PROPOSALS.

The Stock Issuance Proposal

Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of NYSE rules, abstentions will have the same effect as votes “AGAINST” this proposal.

OMNICHANNEL’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE STOCK ISSUANCE PROPOSAL.

The Incentive Plan Proposal

Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of NYSE rules, abstentions will have the same effect as votes “AGAINST” this proposal.

OMNICHANNEL’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.

Adjournment Proposal

If the chairman of the Special Meeting does not adjourn the Special Meeting, Omnichannel stockholders may be asked to vote on a proposal to adjourn the Special Meeting, or any postponement thereof, to another time or place if necessary or appropriate (i) due to the absence of a quorum at the Special Meeting, (ii) to prevent a violation of applicable law, (iii) to provide to Omnichannel stockholders any supplement or amendment to this proxy statement/prospectus and/or (iv) to solicit additional proxies if Omnichannel reasonably determines that it is advisable or necessary to do so in order to obtain Omnichannel Stockholder approval for the Business Combination Agreement and thereby approval of the Business Combination.

Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

OMNICHANNEL’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.

The ESPP Proposal

Approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of NYSE rules, abstentions will have the same effect as votes “AGAINST” this proposal.

OMNICHANNEL’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ESPP PROPOSAL.

Voting Your Shares

Omnichannel stockholders may vote electronically at the Special Meeting by or by proxy. Omnichannel recommends that you submit your proxy even if you plan to attend the Special Meeting. If you vote by proxy, you may change your vote by submitting a later dated proxy before the deadline or by voting electronically at the Special Meeting.

If your Omnichannel Shares are owned directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered, with respect to those shares, the “stockholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee or intermediary, you are considered the beneficial owner of shares held in “street name” and are considered a “non-record (beneficial) stockholder.”

If you are a Omnichannel Stockholder of record you may use the enclosed proxy card to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting for which proxies have been properly submitted and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote, your shares will be voted “FOR” the proposals to adopt the Business Combination Agreement and the other proposals presented at the Special Meeting.

Your shares will be counted for purposes of determining a quorum if you vote:

•        by submitting a properly executed proxy card or voting instruction form by mail; or

•        electronically at the Special Meeting.

Abstentions will be counted for determining whether a quorum is present for the Special Meeting.

Voting instructions are printed on the proxy card or voting information form you received. Either method of submitting a proxy will enable your shares to be represented and voted at the Special Meeting.

Voting Shares Held in Street Name

If your Omnichannel Shares are held in an account through a broker, bank or other nominee or intermediary, you must instruct the broker, bank or other nominee how to vote your shares by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your Omnichannel Shares, so you should read carefully the materials provided to you by your broker, bank or other nominee or intermediary.

If you do not provide voting instructions to your bank, broker or other nominee or intermediary, your shares will not be voted on any proposal on which your bank, broker or other nominee does not have discretionary authority to vote. In these cases, the bank, broker or other nominee or intermediary will not be able to vote your shares on those matters for which specific authorization is required. Brokers do not generally have discretionary authority to vote on any of the proposals.

Broker non-votes are shares held by a broker, bank or other nominee or intermediary that are present or represented by proxy at the Special Meeting, but with respect to which the broker, bank or other nominee or intermediary is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not generally have voting power on such proposal. Because brokers, banks and other nominees or intermediaries do not generally have discretionary voting with respect to any of the proposals, if a beneficial owner of Omnichannel Shares held in “street name” does not give voting instructions to the broker, bank or other nominee for any proposal, then those shares will not be present or represented by proxy at the Special Meeting.

Revoking Your Proxy

If you are an Omnichannel Stockholder of record, you may revoke your proxy at any time before it is voted at the Special Meeting by:

•        timely delivering a written revocation letter to the Corporate Secretary of Omnichannel;

•        signing and returning by mail a proxy card with a later date so that it is received prior to the Special Meeting; or

•        attending the Special Meeting and voting electronically by visiting the website established for that purpose at ____ and entering the control number found on your proxy card, voting instruction form or notice you previously received. Attendance at the Special Meeting will not, in and of itself, revoke a proxy.

If you are a non-record (beneficial) Omnichannel Stockholder, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

Share Ownership and Voting by Omnichannel’s Officers and Directors

As of the record date, the Omnichannel directors and officers and their affiliates had the right to vote approximately                Omnichannel Shares, representing approximately              % of the Omnichannel Shares then outstanding and entitled to vote at the meeting. Omnichannel’s Initial Stockholders have entered into a letter agreement with us to vote “FOR” the approval of the Business Combination Proposal, and we expect them to vote “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of each of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal.

Redemption Rights

Public stockholders may seek to redeem the public shares that they hold, regardless of whether they vote for or against the proposed Business Combination or do not vote at the Special Meeting. Any public stockholder may request redemption of their public shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Omnichannel’s Initial Stockholders will not have redemption rights with respect to any Omnichannel Shares owned by them, directly or indirectly.

You will be entitled to receive cash for any public shares to be redeemed only if you:

•        (a) hold public shares or (b) hold Public shares through units and you elect to separate your units into the underlying Public shares and Public warrants prior to exercising your redemption rights with respect to the Public shares; and

•        prior to             , New York City time, on             , 2021, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to the transfer agent that Omnichannel redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through the DTC.

If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming public stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their public shares.

Holders of units must elect to separate the underlying Public shares and Public warrants prior to exercising redemption rights with respect to the Public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying Public shares and Public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent, directly and instruct them to do so.

Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with Omnichannel’s consent, until the Closing. Furthermore, if a holder of a public share delivers its certificate in connection with an election of its redemption and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that Omnichannel instruct the transfer agent to return the certificate (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus.

If the Business Combination is not approved or completed for any reason, then public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, Omnichannel will promptly return any public shares previously delivered by public holders.

For illustrative purposes, the cash held in the Trust Account on August 9, 2021 was $206,574,846 or about $10.00 per public share. Prior to exercising redemption rights, public stockholders should verify the market price of Omnichannel Shares as they may receive higher proceeds from the sale of their Omnichannel Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Omnichannel cannot assure its stockholders that they will be able to sell their Omnichannel Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own those public shares. You will be entitled to receive cash for your public shares only if you properly exercise your right to redeem your public shares and deliver your Omnichannel Shares (either physically or electronically) to the transfer agent, in each case prior to             , New York City time, on             , 2021, the deadline for submitting redemption requests, and the Business Combination is consummated.

Immediately following the Closing, Pubco will pay public stockholders who properly exercised their redemption rights in respect of their public shares.

Appraisal Rights

Neither Omnichannel stockholders nor Omnichannel warrant holders have appraisal rights in connection with the Business Combination under the DGCL.

Potential Purchases of Shares and/or Public Warrants

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Omnichannel or its securities, the Initial Stockholders, Pubco and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Omnichannel Shares or vote their Omnichannel Shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii) Omnichannel satisfies the Minimum Cash Condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of our Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Initial Stockholders for nominal value.

Costs of Solicitation

Omnichannel will bear the cost of soliciting proxies from Omnichannel stockholders.

Omnichannel will solicit proxies by mail. In addition, the directors, officers and employees of Omnichannel may solicit proxies from Omnichannel stockholders by telephone, electronic communication, or in person, but will not receive any additional compensation for their services. Omnichannel will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries for forwarding proxy solicitation material to the beneficial owners of Omnichannel Shares held of record by those persons and will reimburse them for their reasonable out-of-pocket expenses incurred in forwarding such proxy solicitation materials.

Omnichannel has engaged a professional proxy solicitation firm, Morrow Sodali LLC, to assist in soliciting proxies for the Special Meeting. Omnichannel has agreed to pay Morrow Sodali a fee of $32,500, plus disbursements. Omnichannel will reimburse Morrow Sodali LLC for reasonable out-of-pocket expenses and will indemnify Morrow Sodali LLC and its affiliates against certain claims, liabilities, losses, damages and expenses. Omnichannel will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of our common stock for their expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. Omnichannel’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Other Business

Omnichannel is not aware of any other business to be acted upon at the Special Meeting. If, however, other matters are properly brought before the Special Meeting, the proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the Omnichannel Board may recommend.

Attendance

Only Omnichannel stockholders on the record date or persons holding a written proxy for any stockholder or account of Omnichannel as of the record date may attend the Special Meeting. The Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically. If you hold your Omnichannel Shares in your name as a stockholder of record and you wish to attend the Special Meeting, please visit and enter the control number found on your proxy card. If your Omnichannel Shares are held in “street name” in a stock brokerage account or by a bank, broker or other holder of record and you wish to attend the Special Meeting, you must obtain a legal proxy from the bank, broker or other holder of record in order to vote your shares electronically at the Special Meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Special Meeting, please contact Morrow Sodali LLC, the proxy solicitation agent for Omnichannel, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing OCA.info@investor.morrowsodali.com.

The ESPP Proposal

Approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of NYSE rules, abstentions will have the same effect as votes “AGAINST” this proposal.

OMNICHANNEL’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ESPP PROPOSAL.

THE BUSINESS COMBINATION PROPOSAL

The Omnichannel stockholders are being asked to approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. All Omnichannel stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Omnichannel may consummate the Business Combination only if all of the condition precedent proposals are approved by the Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon.

Structure of the Business Combination

Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Kin, with Kin surviving the Business Combination. Upon consummation of the foregoing transactions, Kin will be a wholly-owned subsidiary of Pubco (formerly Omnichannel). In addition, Pubco (formerly Omnichannel) will amend and restate its charter to be the Proposed Charter, each as described in the section of this proxy statement/prospectus titled “Description of Pubco Securities.”

Consideration to Kin Stockholders

At the Effective Time of the Business Combination (the “Effective Time”), (i) each share of Kin Series C preferred stock, Kin Series B preferred stock, Kin Series A preferred stock and Kin Series Seed preferred stock (collectively, the “Kin preferred stock”) shall be converted into Kin common stock (the “Preferred Stock Conversion”), and (ii) immediately upon consummation of the Preferred Stock Conversion, Kin common stock (including Kin preferred stock converted in connection with the Preferred Stock Conversion) shall be converted into the right to receive the Per Share Consideration, which will be in the form of Pubco common stock (“Pubco common stock”). As of November 1, 2021, 1,954,831 shares of Kin Series A preferred stock, 3,045,611 shares of Kin Series B preferred stock, 1,731,690 shares of Kin Series C preferred stock and 1,616,959 shares of Series Seed preferred stock were outstanding. Pursuant to the Preferred Stock Conversion, such shares of Kin Series A preferred stock, Kin Series B preferred stock and Kin Series Seed preferred stock will be converted on an one-to-one basis into 1,954,831, 3,045,362 and 1,616,959 shares of Kin common stock, respectively.

Holders of Kin Series C preferred stock are entitled to dividends at the per share rate per annum of five percent (5%) of the Original Issue Price (as defined in the Kin Charter) of the Series C Preferred Stock, or $46.43 per share (the “Kin Series C Original Issue Price”), plus the amount of previously accrued dividends, compounded quarterly (together with the Kin Series C Original Issue Price, the “Kin Series C Conversion Amount”). These dividends will continue to accrue until the earlier of (a) the eighteen (18) month anniversary of the Series C Original Issue Date (as defined in the Kin Charter) and (b) the date of the Special Meeting, and as a result of the Business Combination, must be paid in kind. Because the dividends will be paid in kind, the final amount of outstanding shares of Kin Series C preferred stock will not be known until the time of the Special Meeting. However, the Company estimates the Kin Series C Conversion Amount will be          and          shares of Kin Series C preferred stock will be converted into          shares of Kin common stock.

The consummation of the Business Combination is conditioned upon, among other things, Omnichannel having an aggregate cash amount of at least $200 million available at Closing from the Trust Account and the PIPE Investors (though this condition may be waived by Kin).

Effective as of the Effective Time, (i) each outstanding option to purchase shares of Kin preferred stock or Kin common stock (each, a “Kin Option”) that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be assumed by Omnichannel and shall be converted into an option to acquire shares of Pubco common stock with the same terms and conditions as applied to the Kin Option immediately prior to the Effective Time (a “Pubco Option”); provided, that the number of shares underlying such Pubco Options will be determined by multiplying the number of shares of the Kin common stock subject to such Kin

Option immediately prior to the Effective Time, by the Exchange Ratio, the product of which shall be rounded down to the nearest whole number of shares, at a per share exercise price of such Pubco Options determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, the quotient of which shall be rounded up to the nearest whole cent.

Effective as of the Effective Time, each outstanding warrant to acquire shares of Kin preferred stock or Kin common stock (each, a “Kin Warrant”) that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms, by virtue of the Business Combination and without any action on the part of Omnichannel, Kin or the holder of any such Kin Warrant, shall be assumed by Omnichannel and shall be converted into a warrant to acquire shares of Pubco common stock with the same terms and conditions as applied to the Kin Warrant immediately prior to the Effective Time (a “Pubco Warrant”); provided, that the number of shares underlying such Pubco Warrants will be determined by multiplying the number of shares of the Kin common stock or the Kin preferred stock subject to such Kin Warrant immediately prior to the Effective Time by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Kin Warrant immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

No Fractional Shares

No fractional shares of Pubco common stock will be issued as part of the Business Combination. In lieu of the issuance of any such fractional shares, Pubco has agreed to provide each former holder of Kin common stock who would otherwise be entitled to a fractional share with a whole Pubco common stock. Thus, the Business Combination agreement provides for rounding up upon the conversion of any former Kin common stock.

The Private Placement

Omnichannel entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, Omnichannel agreed to issue and sell in private placements an aggregate of 8,042,500 shares of Omnichannel Class A common stock to the PIPE Investors for $10.00 per share for aggregate gross proceeds of $80,425,000.

The Private Placement is expected to close immediately prior to the consummation of the Business Combination.

Omnichannel engaged Citigroup Global Markets, Inc. (“Citigroup”) and J.P. Morgan Securities LLC (“JPM”) as co-placement agents for the Private Placement. In connection with performing services as co-placement agents, Citigroup and JPM will receive fees and expense reimbursements customary for a PIPE transaction. In addition, in connection with its engagement as a capital markets advisor, Citigroup agreed to perform customary advisory and investment banking services for Omnichannel in connection with the Business Combination as are customary and appropriate in a transaction of this type. Separately, JPM had previously been hired by Kin to advise Kin in connection with the proposed business combination and will receive customary compensation from Kin in connection therewith. Other than acting as co-placement agent, JPM did not provide any services to Omnichannel in connection with the business combination with Kin. Omnichannel’s engagement letter with JPM acknowledged that JPM was acting solely as a co-placement agent and not in any other capacity, including as a financial advisor.

Background of the Business Combination

The terms of the Business Combination are the result of negotiations between the representatives of Kin and Omnichannel. The following is a brief description of the background of these negotiations and the resulting Business Combination.

Omnichannel is a blank check company incorporated in Delaware on September 9, 2020, as a Delaware corporation that was formed for the purpose of conducting a special purpose acquisition company initial public offering (the “IPO”) and utilizing the proceeds from the IPO to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Omnichannel’s intention was to capitalize on the substantial deal sourcing, investing and operating expertise of its management team and advisors to identify and combine with one or more businesses. The Omnichannel management and advisory team, which includes experienced operators, with deep experience driving growth in consumer business, sought to identify a target that could benefit from the collective team’s wide-ranging set of competencies, including financial acumen and an extensive track record of growth and value creation. The Omnichannel management team sought out “omnichannel” businesses — technology-enabled cross-channel retail and consumer services — including the direct-to-consumer/e-commerce retail, consumer healthcare, consumer marketplaces, consumer services and related sectors in North America with enterprise values from $1 billion to $2.5 billion.

On November 24, 2020, Omnichannel consummated its IPO of 20,000,000 units at $10.00 per unit, with each unit consisting of one share of Class A common stock and one-half of one warrant. The IPO generated total gross proceeds of $200,000,000. Prior to the consummation of the IPO, Sponsor purchased an aggregate of 5,750,000 shares of Class B common stock of Omnichannel (the “Founder Shares”) for $25,000, of which 587,500 were forfeited by the Sponsor following the expiration of the overallotment option (discussed further below). Simultaneously with the consummation of the IPO, Omnichannel consummated the private sale of 6,000,000 private placement warrants to Omnichannel’s Sponsor. These private placement warrants were purchased by Omnichannel’s Sponsor for $1.00 per warrant and generated gross proceeds of approximately $6,000,000. The proceeds from the sale of the private placement warrants were utilized to pay transaction expenses in connection with the IPO, with the remaining amount of approximately $1,477,467 set aside to fund the working capital needs of Omnichannel, including in connection with its search for an initial business combination.

On November 30, 2020, Citigroup Global Markets Inc. (“Citi”), underwriter of the IPO, exercised its overallotment option in part with respect to 650,000 units, resulting in an aggregate of 20,650,000 units sold at $10.00 per unit in connection with the IPO and the exercise of the overallotment option. In connection with the exercise of the overallotment option, the Omnichannel Sponsor also purchased an additional 130,000 private placement warrants for $1.00 per warrant and generated proceeds of $130,000, which were utilized to pay the underwriters fee associated with the overallotment option.

Prior to the consummation of the IPO, neither Omnichannel, nor anyone acting on its behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with Omnichannel.

After the completion of the Omnichannel IPO, Omnichannel’s officers, advisors and directors commenced an active search for prospective businesses or assets to acquire in its initial business combination. Representatives from the Omnichannel management team contacted, and were contacted by, numerous individuals, financial advisors and other entities who offered to present ideas for business combination opportunities. In addition, certain Omnichannel advisors and directors also identified potential business combination candidates for Omnichannel.

Between November 2020 and March 10, 2021, Omnichannel considered 55 potential partners to a business combination (including Kin, the “Potential Targets”). These Potential Targets included direct-to-consumer companies that operated businesses in, among other things, the provision of retail technology solutions, consumer goods, healthcare technology and insurtech.

As part of its review of Potential Targets, Omnichannel focused on identifying businesses that it believed would emerge from the COVID-19 pandemic with attractive long-term growth potential. Omnichannel also focused on identifying businesses that were well-positioned within their industry and would benefit from the intellectual capital, operational experience, and network of Omnichannel’s management and advisory team.

Of these Potential Targets, Omnichannel:

•        entered into non-disclosure agreements with 12 such Potential Targets (including Kin);

•        received management presentations or confidential information memorandums from 11 Potential Targets (including Kin);

•        fielded at least 65 preliminary meetings with 55 Potential Targets (including Kin);

•        obtained access to a virtual dataroom, and conducted additional due diligence of varying degrees, with respect to 8 Potential Targets (including Kin); and

•        provided an indication of interest or draft letter of intent with respect to a business combination with the following five Potential Targets:

•        (A) a digital consumer goods company that focuses on direct-to-consumer e-commerce brands (“Company A”),

•        (B) a virtual-first healthcare platform (“Company B”),

•        (C) a direct-to-consumer online grocer (“Company C”),

•        (D) a retailer of luxury goods (“Company D”), and

•        (E) Kin.

At various points in time, these discussion with Potential Targets (other than Kin) were discontinued for one or various reasons, including but not limited to the maturity of the businesses, the lack of a near-term path to profitability, valuation expectations of the Potential Targets, the desire of such Potential Target’s to engage in a competitive auction process, and the likelihood of the Potential Target to execute on an initial business combination with Omnichannel that would result in such Potential Target becoming a public company. For example, following preliminary discussions on a SPAC transaction involving Company A or a business division thereof, Omnichannel provided a draft letter of intent to Company A early in mid-December. Ultimately, these discussions were discontinued in early January due to an inability to arrive at a structure that was appealing to Company A and that would not result in Omnichannel, after closing the initial business combination with Company A, being required to register as an investment company under the Investment Company Act.

In mid December, Omnichannel commenced diligence on Company B in connection with an auction process being run by Company B. Following completion of high-level preliminary due diligence, Omnichannel submitted an indication of interest on December 28, 2020 to Company B. On January 4, 2021, Omnichannel received a markup to its indication of interest. Throughout early January Omnichannel continued to conduct diligence on Company B and ultimately indicated to Company B in mid-January that, due to an inability to become comfortable with Company B’s projections, Omnichannel was no longer interested in pursuing an initial business combination between Company B and Omnichannel.

Also during the month of January 2021, Omnichannel held several discussions with Company C regarding a potential business combination with Omnichannel. These discussions included an education of Company C on SPACs and an initial business combination, as well as Company C’s historical performance and growth initiatives. In addition, Omnichannel and Company C also discussed the potential valuation that would be ascribed to Company C in connection with an initial business combination, the potential to raise bridge equity and the requisite amount of incremental capital to be raised through a PIPE. In furtherance of the above discussions, Omnichannel submitted a letter of intent to Company C in mid-January. Ultimately, at the end of January, Company C informed Omnichannel that it would instead pursue securing a round of private growth capital financing.

In early February, Omnichannel commenced discussions concerning a potential initial business combination with Company D and provided a draft letter of intent to Company D. Throughout the month of February, while negotiating the letter of intent (“LOI”) with Kin, Omnichannel engaged in substantive discussions with Company D regarding a potential business combination. The focus of the negotiation with Company D concerned the valuation of Company D, the post-closing governance of Company D following an initial business combination, the required size of incremental capital to be raised through a PIPE and the desire of stockholders of Company D to receive a portion of the consideration of any initial business combination in the form of cash consideration. These substantive discussions with Company D continued up until the time that Omnichannel signed an LOI with Kin. Omnichannel opted to pursue a transaction with Kin in lieu of Company D for a number of reasons. Factors that weighed against Company D included valuation concerns, the relative slow pace and lack of engagement by Company D compared to Kin, relatively limited growth potential compared to Kin, and continuing uncertainty about the governance structure that would be employed after the closing of any initial business combination with Company D. Ultimately, Omnichannel discontinued discussions with Company D in order to enter into the LOI with Kin.

On December 4, 2020, an investor in Kin reached out via email to Matt Higgins to present information on a company (that was not Kin) that might be interested in a potential business combination with Omnichannel.

On December 6, 2020, Austin Simon indicated to such investor in Kin that the company initially presented would not present a good fit for Omnichannel’s focus and strategy. However, on December 10, 2020, Mr. Simon and such investor connected on the telephone to discuss Omnichannel’s focus and strategy. On this call, after hearing about Omnichannel’s focus and strategy, the Kin investor suggested to Mr. Simon that a transaction with Kin might present a good opportunity for both parties. Also on December 10, 2020, and following internal discussions regarding a potential opportunity to transact with Kin, Mr. Simon confirmed via email to the Kin investor that Kin appeared to be in line with Omnichannel’s focus on direct-to-consumer business leveraging technology to disrupt large, change-resistant industries. In response, the Kin investor indicated that he would reach out to Sean Harper, the Chief Executive Officer and co-founder of Kin, to facilitate a connection.

On February 2, 2021, members of the Omnichannel management team (including Mr. Higgins, Mr. Simon and Chris Pantoya) conducted a video conference with Mr. Harper in order to introduce the Omnichannel team, discuss Omnichannel’s relevant direct-to-consumer experience and brand marketing expertise, discuss Kin’s operations, and determine if there was mutual interest in exploring an initial business combination. Following this meeting, Mr. Harper sent a presentation to Omnichannel’s management describing Kin’s business model, historical performance and key metrics, along with competitive landscape and industry information. In parallel with reviewing this information, the Omni team began surveying the direct-to-consumer insurtech landscape, diligencing Kin’s reputation within the industry and assessing Kin’s brand.

On February 3, 2021, February 4, 2021, and February 7, 2021, Omnichannel held conversations with prospective investment bankers (including Citi), during which Omnichannel discussed various Potential Targets, including Kin, with such prospective investment bankers, including public market comparison analysis with respect to various Potential Targets, including Kin.

On February 8, 2021, a follow-up video conference was held between members of the Omnichannel management team (including Mr. Higgins, Mr. Simon and Ms. Pantoya) and Mr. Harper. During this meeting, Omnichannel management and Mr. Harper discussed Kin’s historical performance, financial projections, fundraising plans, public company readiness and operations, as well as Mr. Higgins’ vision of how Omnichannel could accelerate Kin’s growth plans through partnership.

The following morning, on February 9, 2021, Mr. Higgins flew from New Jersey to Kin’s headquarters in Chicago, Illinois and met in person with the Kin management team to familiarize themselves with each other, share their goals and to further discuss Kin’s operations. In addition, during these in-person meetings, Mr. Higgins had preliminary discussions with Mr. Harper on the valuation of any initial business combination. During these discussions, Mr. Harper indicated a willingness to agree to a reasonable valuation that would provide a reasonable likelihood for stock price appreciation. Furthermore, Mr. Harper also indicated a willingness by Kin stockholders to rollover 100% of their equity in connection with an initial business combination. Mr. Higgins believed this willingness provided a positive signal with respect to the confidence of Kin’s existing stockholders in the prospects of Kin’s business and the willingness of Kin’s management team to bet on their ability to execute against projections. In this regard, Mr. Higgins believed that the willingness to rollover 100% of management’s equity would enhance deal certainty in connection with any initial business combination and also provide Kin with additional cash on its balance sheet in order to invest in its growth initiatives. Mr. Higgins emerged from these in-person meetings believing that Kin and its management team had demonstrated the commitment necessary to pursue an initial business combination with Omnichannel. Furthermore, Mr. Higgins emerged from these meetings believing that the Kin management team had demonstrated an understanding and ability to execute against both Omnichannel’s extensive diligence expectations and the work that would need to be done to prepare to become a public company, all while continuing to execute against Kin’s business plan and further improve operations.

As a result, on February 10, 2021, Omnichannel entered into a non-disclosure agreement with Kin in order to facilitate Omnichannel’s due diligence review and, in order to facilitate discussions with respect to an initial business combination, provided Kin with a first draft of the LOI. This draft LOI was not a complete document but was intended for further discussion, setting forth initial details with respect to how Omnichannel was thinking about a potential business combination with Kin.

Among other things, this first draft of the LOI:

•        Ascribed an enterprise valuation range of between $800 million and $1 billion, based on 8-10x projected gross written premiums of $100 million for 2021;

•        Requested that Kin’s stockholders receive consideration in the form of share consideration in the post-closing public company rather than in the form of cash (or partial cash consideration), in order to ensure sufficient cash to fund operations and future growth following the closing of any potential business combination with Kin;

•        Did not include any minimum cash condition or Sponsor forfeitures; and

•        Contemplated exclusivity binding upon Kin but did not contemplate any exclusivity obligation binding upon Omnichannel.

On February 16, 2021, Omnichannel and Winston & Strawn LLP, Omnichannel’s legal counsel (“Winston”), held a video conference meeting with Angel Conlin of Kin in order to, among other things, obtain a better understanding of Kin’s reciprocal business structure, the regulatory regimes applicable to Kin and Kin’s compliance with such regulatory regimes.

On February 19, 2021, Omnichannel provided Kin with an initial due diligence request list. Later the same day, Kin provided Omnichannel with an initial issues list based on the draft of the initial LOI.

Among other things, this initial issues list on the draft LOI:

•        Indicated Kin’s willingness to agree on a valuation that ensured deal certainty rather than extracting the last dollar for Kin stockholders (but did not agree to any specific valuation);

•        Requested that a minimum cash condition be included in any definitive agreements;

•        Sought Sponsor forfeitures of 15% of Sponsor shares and 20% of Sponsor warrants; and

•        Indicated an expectation that the LOI contain mutual exclusivity, binding upon both Kin and Omnichannel.

On February 21, 2021, Omnichannel and its advisors received access to Kin’s virtual dataroom, and began conducting further due diligence, including a review of Kin’s historical and projected financial statements and operating information. Several members of the Omni advisory team with expertise in direct-to-consumer businesses were consulted for feedback on Kin’s historical performance, projections and opportunities to elevate the brand. Throughout this period, Mr. Higgins held numerous phone calls with Mr. Harper to gain a deeper understanding of Kin’s business, explore ways to leverage Omnichannel’s capabilities, and discuss the LOI.

On February 24, 2021, Matt Higgins and Austin Simon met with Kin’s board of directors via videoconference to present the LOI terms, discuss Omnichannel’s diligence conducted to date, and discuss the timeline to complete outstanding diligence prior to entry into an LOI. During this meeting Messrs. Higgins and Simon presented, among other things, (i) the credentials of the Omnichannel team (including, in particular, experience in the direct-to-consumer space), and (ii) their vision for how the Omnichannel team could work with Kin in order to enhance Kin’s brand reputation and recognition (while also maintaining Kin’s disciplined approach on marketing spend).

On February 25, 2021, Latham & Watkins LLP (“Latham”) indicated that it had been retained to represent Kin in connection with a potential business combination and, in connection therewith, provided a revised draft of the LOI. In addition to the points described above, Latham’s revised draft of the LOI included, among other things, an expectation that the enterprise value would be at least $1 billion and included clarification that the transaction would reflect a public-style transaction with no survival of representations, warranties or covenants.

A video conference meeting of the Board of Directors of Omnichannel (the “Board”) was held on February 28, 2021. At this meeting, the management of Omnichannel updated the Board on ongoing discussions with Potential Targets, including Kin. This summary included a discussion of Company D. Omnichannel management indicated that, although it was actively negotiating a letter of intent with Company D, there had been significantly less engagement from Company D and that material concerns existed with respect to both Company D’s valuation expectations and the lack of clarity on Company D’s post-closing management team and governance. Extensive discussion then ensued with respect to Kin’s request that Omnichannel provide it with exclusivity in connection with the entry into an LOI. Thereafter, the Board determined to authorize Omnichannel management to enter into an LOI with Kin that included exclusivity binding upon Omnichannel. The reasons for such approval included, among other things:

•        The compelling opportunity presented by Kin that would allow Omnichannel stockholders the possibility of participating in meaningful long-term growth;

•        Kin’s highly differentiated business model, as a technology enabled direct-to-consumer insurance offering;

•        The strength of the leadership team in place at Kin;

•        Omnichannel’s ability to supplement Kin’s management team with strength and experience in brand building and marketing; and

•        Uncertainty with respect to the ability to transact on acceptable terms with Company D.

On March 1, 2021, a video conference meeting was held among Kin, Omnichannel, Citi, in its capacity as capital markets advisor to Omnichannel, and J.P. Morgan, in its capacity as financial advisor to Kin, to organize the respective teams and discuss deal process.

Also on March 1, 2021, Omnichannel management began formulating a diligence workplan (the “Workplan”) that focused on key assumptions that needed to be analyzed in the due diligence process. The areas included, importantly, a focus on the gross written premium projections for 2021 of approximately $100 million, upon which the valuation of the LOI was in part based. Specifically, Omnichannel management indicated in its Workplan a need to confirm Kin’s ability to achieve a run rate in the second financial quarter of 2021 sufficient to allow it to achieve its gross written premium projections for 2021. Additionally, the Workplan included diligence efforts to validate the reasonableness of the assumptions in the projection models provided by Kin for 2022 and 2023, including in particular with respect to gross written premium and management operations revenue projections for 2022. Omnichannel chose to include management operations revenue projections as a focus of its due diligence process in order to, among other things, better understand the unit economics of Kin’s business (including when compared to peer companies).

Other factors highlighted by the Workplan for focused diligence review included, among other things, the following:

•        The underlying assumptions in Kin’s lifetime value to customer acquisition cost (the “LTV/CAC Ratio”);

•        Kin’s management team, its capacity to execute Kin’s business plan and any opportunities to further enhance the team;

•        Kin’s underwriting methodology and loss-ratio performance;

•        Kin’s technology stack and whether it created a competitive, defensible advantage over incumbent insurers and other insurtechs;

•        Kin’s policy portfolio and whether it was reasonably covered by reinsurance; and

•        Kin’s growth strategy, its ability to expand to new markets and its path to profitability.

On March 10, 2021, Omnichannel entered into the LOI, the key terms of which included a $1 billion enterprise value, a 100% rollover by Kin stockholders, sponsor forfeitures of 15% of the sponsor shares and 20% of the sponsor warrants, public company-style deal terms (i.e., no indemnification) and a minimum cash condition of at least $250 million (at least $100 million of which was required to be delivered from Omnichannel’s trust account). In addition, pursuant to the LOI, each of Omnichannel and Kin agreed to be subject to an exclusivity period from the date of the LOI until April 16, 2021. This exclusivity period was ultimately extended by mutual agreement on three occasions.

On March 16, 2021, a video conference meeting of the Board was held. At this meeting Omnichannel updated the Board with respect to work on the potential business combination with Kin. This update included an outline of the Workplan, the diligence conducted to date and the vendors engaged to assist Omnichannel to execute against the Workplan.

Following execution of the LOI, Omnichannel directed its advisors to commence extensive diligence, including adding several new advisors to aid in certain aspects of diligence. During the diligence process over 1,800 documents were uploaded into the virtual dataroom for review by Omnichannel and its advisors. In addition, between March 16, 2021 and May 31, 2021, more than 80 meetings occurred that involved Omnichannel or its advisors. In general, these virtual meetings focused on diligence, discussions with respect to strategic enhancement and support of Kin’s business, as well as the honing of the investor presentation to be utilized in connection with the prospective PIPE fundraising. Beginning March 16th, Mr. Higgins initiated one-on-one calls with each Kin board member to gain further insight into Kin’s evolution and the management team’s strengths and opportunities in contemplation of becoming a public company. In addition to the aforementioned virtual meetings, Matt Higgins flew to Chicago, Illinois on March 25th, 2021 for a second in-person meeting with the Kin management team to further discuss Kin’s operations as well as introduce and host a kickoff session with Thomas Carroll for a strategic branding exercise and planning for initial PIPE deck preparation.

Between March 2021 and July 2021, Omnichannel deployed, among others, the following advisors and agents to assist it in execution of the Workplan:

•        Citi as co-placement agent and capital markets advisor;

•        JPM as co-placement agent;

•        Duff & Phelps to conduct a Quality of Earnings assessment;

•        Lewis & Ellis to act as actuarial advisor in order to review Kin’s underwriting performance and actuarial assumptions;

•        Winston as lead counsel for the business combination;

•        Locke Lord LLP as special insurance regulatory counsel (“Locke Lord”) in order to address insurance regulatory matters;

•        Pennington, P.A., as special insurance regulatory counsel in Florida in order to address insurance regulatory matters in Florida;

•        Aidan Kehoe, CEO of SKOUT Cybersecurity, to conduct a review of Kin’s cybersecurity;

•        Bruce L. Kessler, a former senior executive in the insurance industry with three decades of experience, to assist Omnichannel with a business review of Kin, including the company’s reinsurance strategy, and to facilitate introductions with other insurance companies for potential strategic partnership opportunities;

•        Thomas Carroll, the former CEO and President of TBWA Worldwide, to assist Omnichannel on the review of Kin’s branding and marketing strategy, including to develop strategic improvements thereto;

•        Talha Basit, the former CTO of divvyDOSE, a pharmacy technology business acquired by UnitedHealth, to assist Omnichannel in reviewing Kin’s technology stack;

•        Victor Lee, the former CMO of RXBAR and former Senior Vice President of Digital Marketing, Hasbro, and who was later hired as CMO of Kin, to assist with ongoing implementation of strategic marketing initiatives prior to entering into the BCA;

•        LexPRO to run background checks on Kin management; and

•        Protiviti to conduct an extensive public readiness review of Kin following announcement of the BCA and in support of the proposed business combination.

Omnichannel selected Citi to act as co-placement agent and capital markets advisor after extensive discussions with another potential investment bank. Citi was selected because of, among other things, Omnichannel’s pre-existing relationship with Citi (which had previously acted as the underwriter for the IPO), Citi’s experience in Kin’s industry, the strength of Citi’s capital markets practice and Citi’s ability to provide equivalent services to Omnichannel on significantly more favorable economic terms than those quoted by the other potential investment bank. Omnichannel also retained JPM as co-placement agent because of, among other things, JPM’s experience in Kin’s industry, historical experience in executing similar transactions, and the strength of JPM’s capital markets practice. Omnichannel’s engagement letter with JPM acknowledged that JPM was acting solely as a co-placement agent and not in any other capacity, including as a financial advisor.

Omnichannel also deployed its existing board members and advisors to assist it in executing against the Workplan, including:

•        Delphine Bernard, former Global Head of Finance Operations at Uber, to assist with public company readiness assessment;

•        Bobbi Brown, founder of Bobbi Brown Cosmetics and founder of Jones Road Beauty, to assist with brand development;

•        Denise Lambertson, Managing Partner of Constellation Capital, to assist with influencer marketing strategy;

•        Al Carey, former CEO of PepsiCo North America, to assist with strategic partnership development and public company readiness assessment;

•        Emmett Shine, Co-founder and Executive Creative Director of Pattern Brands, to assist with branding development and marketing strategy;

•        Claudia Lezcano, former Vice President of Marketing Communications for Burger King and former CMO of the Miami Dolphins, to assist with multicultural marketing and Florida marketing strategy;

•        Len Schlesinger, Baker Foundation Professor at Harvard Business School, who co-teaches Moving Beyond DTC with Mr. Higgins, to review Kin’s projections;

•        Sabir Semerkant, e-commerce growth expert, to assess and identify opportunities for customer acquisition optimization;

•        Scott Tannen, founder and CEO of Boll and Branch, a direct-to-consumer luxury bedding e-commerce business, to review Kin’s sales and marketing strategies; and

•        Gary Vaynerchuk, founder and CEO of VaynerMedia, to assist with CMO hiring support and marketing strategy, including the development of the company’s first brand campaign.

The Omnichannel team continues to maintain strong relationships within its network and may continue to engage other advisors to assist both Omnichannel and Kin.

Over the course of several months, Omnichannel management worked in coordination with its advisors to validate the key due diligence assumptions in the Workplan. Summary due diligence activities related to key workstreams are detailed below:

•        Gross written premium projections for 2021 of approximately $100 million: Omnichannel analyzed Kin’s historical performance for the 2021 year to date period and assumptions for the remaining 2021 period to assess the reasonableness of the full year projection. To diligence the full year projections, Omnichannel considered, among other things, the level of activity required for the second half of 2021 to reach approximately $100 million of gross written premiums given company performance during the first half of 2021 and the business seasonality. As part of the analysis, the team conducted a detailed financial projection review that included, among other things, a month-by-month walkthrough of historical performance and expectations for the remainder of 2021 to assess the reasonableness of the full-year projections. Omnichannel, with the support of advisors including Scott Tannen, Sabir Semerkant, and Emmett Shine, also reviewed current lead generation tactics and acquisition channel performance. Source materials included trended historical new monthly premiums and monthly premium renewals, customer retention rates, average premiums per customer, lead generation performance by channel, market sizing estimates by state, and detailed financial projections. In addition to source material access, Omnichannel also held several diligence calls with Josh Cohen, Angel Conlin and Sean Harper, including on March 16, 2021, March 18, 2021, and March 25, 2021 and thereafter continued meeting with Kin management and its advisors in April, May and June 2021 in order to monitor Kin’s monthly performance and the continuing reasonableness of the full-year 2021 gross written premium projections. When the Business Combination Agreement was executed on July 19, 2021, the Company had already achieved the $100 million run rate for total managed premiums (“Total Managed Premiums” or “TMP”).

•        Gross written premium projections for 2022 and 2023: Omnichannel analyzed Kin’s long-term growth assumptions for 2022 and 2023 to assess the reasonableness of the projections. To diligence the projections, Omnichannel considered, among other things, the 92% retention rate and resulting visibility in projected premiums, and that the financial model did not consider or require new product or channel expansion to achieve the 2022 and 2023 estimates. As part of the analysis, the team conducted a detailed financial projection review that included, among other things, a month-by-month walk of historical performance and expectations for 2022 and 2023 to assess the reasonableness of the projections. Source materials included trended historical new monthly premiums and monthly premium renewals, customer retention rates, average premiums per customer, lead generation performance by channel, market sizing estimates by state, and detailed financial projections. In addition to source material access, Omnichannel also held several diligence calls with Josh Cohen, Angel Conlin and Sean Harper including on March 16, 2021, March 18, 2021, and March 25, 2021 and thereafter continued meeting with Kin management and its advisors in April, May and June 2021 in order to monitor Kin’s monthly performance walk and the continuing reasonableness of 2022 and 2023 gross written premium projections.

•        The underlying assumptions of Kin’s LTV/CAC Ratio: Omnichannel analyzed Kin’s calculations and supporting assumptions that inform the LTV/CAC Ratio. Source materials included, among other things, comparable company LTV/CAC ratio analyses, trended historical inputs including customer retention rates, average premium per customer, servicing costs, marketing CAC, operating CAC, and data CAC, as well as projections for LTV/CAC inputs. Omnichannel management’s and advisor’s depth of experience in direct-to-consumer customer acquisition metrics also allowed for substantive evaluation and benchmarking against other direct-to-consumer businesses. Omnichannel advisors including Scott Tannen and Sabir Semerkant also reviewed detailed metrics by customer acquisition channel, and Sabir Semerkant conducted a follow-up diligence call with Dan Hirschberg, Director of Marketing, to discuss acquisition tactics by channel on March 21, 2021. In addition to source material access, Omnichannel also held multiple diligence calls with Josh Cohen, Angel Conlin, and Sean Harper, including on March 16, 2021, March 18, 2021, and March 25, 2021 and thereafter continued meeting with Kin management and its advisors in April, May and June 2021 in order to monitor Kin’s LTV/CAC Ratio.

•        Kin’s underwriting methodology and loss-ratio performance: Omnichannel management analyzed Kin’s underwriting guidelines and processes, adherence to regulatory standards, carrier performance, and related KPIs including trended loss ratio information. Source materials included actuarial work papers, actuarial opinion summaries, raw loss data, reserve policies, loss ratio calculations and bridges between current and projected loss ratios, rate filings, historical carrier performance and projected carrier performance and portfolio assumptions. In addition to source material access, Omnichannel, Citi, Lewis & Ellis and Locke Lord held multiple diligence calls with Kin’s Chief Actuary as well as Angel Conlin and Sean Harper, including on March 19, 2021, March 24, 2021, and March 25, 2021 and thereafter continued meeting with Kin management and its advisors in April, May and June 2021 in order to monitor Kin’s underwriting performance.

•        Kin’s technology stack and whether its technology stack created a competitive, defensible advantage over incumbent insurers and other insurtechs: Omnichannel analyzed Kin’s tech team, processes, architecture, and infrastructure. Source materials reviewed included review of code excerpts, system architecture, customer-facing and developer-facing product demonstrations, scaling plans, engineering training manuals, and technical hiring requirements. Omnichannel advisor Aidan Kehoe, CEO of SKOUT Cybersecurity, also assisted with a cybersecurity review. Source materials reviewed included overall security infrastructure, programs for perimeter security, network security, endpoint protection, data and application security, and disaster recovery protection protocols. In addition to source material access, Omnichannel, Citi, Talha Basit and Aidan Kehoe conducted multiple diligence calls with Kin’s CTO and senior and mid-level tech employees including on March 18, 2021, March 26, 2021, and April 5, 2021.

•        Kin’s policy portfolio and the way in which it was covered by reinsurance: Omnichannel analyzed Kin’s reinsurance program composition through source materials including, among other things, reinsurance contracts, reinsurance placement memoranda, and review of reinsurance program participants. In addition to source material access, Omnichannel, Citi and Lewis & Ellis held several diligence calls with Kin’s Chief Actuary as well as Angel Conlin, Josh Cohen and Sean Harper. Omnichannel and Lewis & Ellis conducted multiple diligence calls with the Kin team, including on March 19, 2021, March 24, 2021, and March 25, 2021. In addition, Bruce Kessler independently reviewed reinsurance diligence materials and consulted on Kin’s reinsurance strategy given his experience as a senior insurance industry executive.

•        Kin’s growth strategy, its ability to expand to new markets and its path to profitability: Omnichannel analyzed Kin’s financial projections and evaluated management’s ability to execute on the projections. Source materials included recent launch performance in Louisiana, market sizing estimates by state, detailed financial projections of portfolio growth by state, including new monthly premiums and monthly premium renewals, customer retention rates, and average premium per customer, and customer acquisition costs. In addition to source material access, Omnichannel held multiple diligence calls with Josh Cohen, Angel Conlin and Sean Harper, including on March 18, 2021, March 19, 2021 and March 25, 2021. During these calls, anticipated future geographic expansions and the rationale for state selection was discussed, as well as Kin’s interest in acquiring insurance licenses to expedite national expansion plans. The strategic acquisition of insurance licenses would allow the company to expand as they would fulfill regulatory seasoning requirements for state expansion. Omnichannel management and advisors also conducted diligence calls with the Director of Marketing including on March 20, 2021 to review customer acquisition by channel to assess the potential growth opportunities both within existing and new channels. Omnichannel management also conducted a diligence call with the Vice President of Operations on March 18, 2021 to review the operations-related costs included in customer acquisition and discuss the scalability of the Kin platform. Finally, Omnichannel management discussed the achievability of Kin’s financial projections during calls with the Kin board members including on March 16, 2021, March 31, 2021, and April 20, 2021.

In parallel with the diligence process, Winston began work on an initial draft of the Business Combination Agreement. The first draft was delivered by Winston to Latham on March 25, 2021. A revised draft of the Business Combination Agreement was provided by Latham on April 14, 2021. In total, Winston and Latham exchanged 11 drafts of the Business Combination Agreement prior to execution thereof. The focus of negotiations related to the breadth and depth of both the representations and warranties and the interim operating covenants. Other key points of negotiation included the treatment of existing options of Kin, the flexibility afforded to Omnichannel to seek alternative financing and the minimum cash condition. As a result of these negotiations, the minimum cash condition was reduced to $200 million (from the Trust Account or the PIPE) from the $250 million (with $100 million coming from the Trust Account) that was contemplated by the LOI. The reason for this reduction in the minimum cash condition was due to high-levels of redemptions that were being experienced by certain SPACs in connection with their initial business combination.

In parallel with the diligence process and negotiation of the Business Combination Agreement, Kin raised a bridge round of equity financing pursuant to an equity offering of Series C preferred stock (the “Bridge Financing”). The Bridge Financing contemplated multiple closings, the first of which occurred on April 26, 2021 and the last of which occurred on June 24, 2021. In total, Kin raised approximately $80 million in equity financing in the Bridge Financing. In connection with the Bridge Financing, the Omnichannel management team introduced Kin to four-time major golf pro champion Rory McIlroy and NBA all-star Draymond Green. Both Mr. McIlroy and Mr. Green became investors in Kin’s Series C financing round and agreed to support branding and marketing initiatives and help raise brand awareness in both existing markets and anticipated new market launches. Additionally, at the same time, Kin engaged in negotiations with respect to the refinancing of its existing credit agreement, which was ultimately entered into on June 25, 2021.

On April 29, 2021, Winston provided Mayer Brown LLP (as counsel to JPM’s Equity Capital Markets Group and Citi) an initial draft of the PIPE Subscription Agreement and the wall-cross procedures. Beginning on May 13, 2021, at the direction of Omnichannel, Citi and JPM’s Equity Capital Markets Group began the process of formally wall-crossing certain prospective investors in the PIPE.

With assistance from Citi and JPM, as co-placement agents for the PIPE, Omnichannel and Kin conducted over 50 investor meetings with potential investors to determine such investors’ potential interest in participating in the PIPE investment. Ultimately, commitments from subscribers in the aggregate amount of approximately $80 million were obtained from investors (including over $10 million in the aggregate from members of the Omnichannel Sponsor).

As noted above, in addition to the diligence process, significant time and energy was spent by Omnichannel and its advisors and agents in order to work with Kin on supporting and enhancing Kin’s existing operations. In order to distinguish itself from other potential partners, Omnichannel began providing this support to Kin well before the entry into the LOI.

The first such meeting occurred on February 9, 2021 and involved an in-person meeting between Mr. Higgins and Mr. Harper, in order to discuss Kin’s existing brand strategy and the support that could be provided by Omnichannel with respect to Kin’s brand strategy. During this meeting the parties discussed Kin’s focus to date on performance marketing strategies and management’s interest in pursuing additional strategies, including marketing initiatives related to brand awareness. Subsequently, Mr. Higgins and Mr. Harper met by videoconference with Omnichannel Board Member Emmett Shine to continue discussing Kin’s future brand strategy.

In addition to this initial discussion on brand strategy, Omnichannel devoted significant energy to providing marketing support prior to the entry into the LOI. The reason for these activities was to demonstrate to Kin the ability of Omnichannel and its advisors to provide operating support to the Kin management team that was differentiatied in nature from the kind of support that could be provided by other potential suitors. For example, on February 17, 2021, Mr. Higgins also introduced Mr. Harper and Mr. Ward to Gary Vaynerchuk of VaynerMedia, a company in which RSE Ventures (of which Mr. Higgins is the Chief Executive Officer) is a minority investor. This initial meeting focused on Kin’s marketing initiatives, Kin’s open Chief Marketing Officer position and Gary Vaynerchuk’s thoughts with respect thereto. Coming out of that meeting, Gary Vaynerchuk formulated recommendations to Kin with respect to potential candidates for the Chief Marketing Officer role. The recommendations included Victor Lee, who was ultimately hired by Kin as its Chief Marketing Officer on April 29, 2021. Thereafter (but also prior to the entry into the LOI), Gary Vaynerchuk, Matt Higgins and Austin Simon met with Sean Harper again on March 1, 2021 to further discuss strategic support for Kin’s marketing initiatives. Omnichannel management, in coordination with Kin management and VaynerMedia, developed a marketing rollout plan to improve brand awareness that included Kin’s first public marketing campaign centered around a VaynerMedia-developed short form film entitled “Florida, Man.” Finally, VaynerMedia supported the Kin team with developing a new customer acquisition strategy that was rolled out in Florida shortly after announcing the business combination agreement.

Other examples of marketing support include Omnichannel’s introductions of noted brand and PR consultants that provided support services to Kin. Omnichannel retained Thomas Carroll, the former CEO and President of TBWA Worldwide, to advise Kin on brand positioning, which resulted in Kin’s new brand messaging, “For Every New Normal”. Omnichannel also facilitated an introduction to BAM, a full-service marketing and communications agency, which Kin retained for public relations support. Additionally, Omnichannel facilitated a call with Kin’s Director of Marketing and Denise Lambertson, a member of Omnichannel’s advisory team, in order to discuss the development of an influencer marketing strategy.

After entry into the LOI, Omnichannel continued to provide strategic support for Kin, including with respect to brand awareness and marketing efforts. In addition, Omnichannel focused on working with Kin to develop potential strategic partnerships and in facilitating connections with high-profile investors who could, among other things, further enhance brand awareness for Kin.

For example, the Omnichannel team facilitated introductions with various parties to explore potential strategic partnerships and/or to consider investing in Kin, including the executive team of one of the largest home improvement retailers in the U.S., the executive team of one of the largest residential home builders in Florida, celebrity figures in the home-improvement industry and a leading software company that specializes in big data analytics. The Omnichannel team also facilitated introductions with high-profile investors who could enhance brand awareness and expand customer acquisition channels, including Stephen Ross, Jeff Blau, and Bruce Beal of The Related Companies, former Chairman and CEO of Willis Group Holdings, Joe Plumeri, Jon Paul Pérez, President of Related Group, four-time major golf champion Rory McIlroy, and NBA all-star Draymond Green.

Other areas in which Omnichannel provided strategic support to Kin included assisting Kin in preparing to become a public company. These efforts included discussions on compensation plan benchmarking and other discussions on public company readiness (including with respect to enhancement of existing functions).

For example, Omnichannel deployed its advisors including Delphine Bernard, former Global Head of Finance Operations at Uber, and Al Carey, former CEO of PepsiCo North America, to assist with public company readiness activities including a review of all business functions and benchmarking against their prior experiences managing public company functions. The Omnichannel team also retained a public company readiness consulting firm, Protiviti, in July 2021 to further support the Kin management team.

On Friday, July 16, 2021, the Board held a video meeting to discuss the terms of the business combination agreement and the other definitive agreements for the business combination between Omnichannel and Kin and the PIPE. Representatives from Citi reviewed for the Omnichannel board the valuation that Omnichannel management ascribed to Kin in connection with the proposed business combination in the context of peer companies operating in the insurtech space. These peer companies reviewed with the Board were: Hippo Holdings Inc., Lemonade, Inc., Root, Inc. and Metromile, Inc. (collectively, the “Peer Companies”). As part of this discussion, Citi discussed, among other things, Kin’s revenue growth rate, premium per customer, retention rate, LTV/CAC Ratio and adjusted loss ratio, each of which ranked at the top or toward the top of the Peer Companies. As part of this discussion Mr. Higgins noted that Kin’s LTV/CAC Ratio exceeded those of each of the Peer Companies, but also noted his expectation that this LTV/CAC Ratio would, to some extent, come down in the future as Kin invested in top of the funnel brand awareness. Citi then turned to a review of valuation metrics, including a focus on 2022 gross written premiums and 2022 management operations revenue. As part of its presentation, Citi indicated that the transaction implied an enterprise value to 2022 gross written premium of 4.4x that, while above the ratios ascribed to Root (1.1x) and Metromile (3.7x), was meaningfully below those ascribed to Hippo (6.4x) and Lemonade (9.6x). Citi also reviewed Kin’s enterprise value to 2022 management operations revenue ratio of 15.0x, which was in line with ratios for Root (13.9x) and Metromile (15.1x), but substantially below the ratios applicable to Hippo (47.7x) and Lemonade (54.4x). Discussion then turned to the selection and fit of the Peer Companies, at which point Mr. Higgins indicated his view that Hippo and Lemonade, for which Kin was favorably differentiated, were closer peer companies than Root and Metromile, each of which operated in the automobile insurance subsector of the insurtech space. Following Citi’s presentation. representatives from Duff & Phelps reviewed the results of their Quality of Earnings Report. Thereafter, Winston reviewed, among other things, the results of the legal diligence and the material terms of the proposed business combination. Following these presentations, Mr. Higgins reviewed for the Board the strategic reasons for pursuing a business combination with Kin. Thereafter, the Board engaged in extensive discussion and deliberation, including with Omnichannel management and the advisors of Omnichannel. As part of this discussion, Mr. Higgins explained the efforts undertaken in order to verify the reasonableness of Kin’s projections and noted that Kin had already surpassed the run rate needed to achieve the projected gross written premiums for 2021. He noted Kin’s high retention rate with policyholders of 92% and explained that, as a result, renewals from existing policies were expected to contribute over $80 million to 2022 gross written premiums. Following discussion, the Board determined that proceeding with the business combination was in the best interests of the Company and all of its stockholders and approved Omnichannel’s entry into the Business Combination Agreement and the other definitive agreements.

On July 19, 2021, the parties entered into the Business Combination Agreement and the other definitive agreements contemplated thereby. Later that day, Omnichannel and Kin issued a press release announcing the entry into the business combination agreement.

Omnichannel’s Reasons for the Business Combination and Recommendation of the Board of Directors

On July 16, 2021, the Board of Directors (i) approved the Business Combination Agreement and related transaction agreements and the transactions contemplated thereby, (ii) determined that the Business Combination is in the best interests of Omnichannel and its stockholders, and (iii) recommended that Omnichannel’s stockholders approve and adopt the Business Combination. Before reaching its decision, the Board of Directors reviewed the results of the due diligence conducted by Omnichannel’s management, which was prepared with advice from and following discussions with their advisors, and which included:

•        review of Kin’s structure, material contracts, intellectual property, financial results and prospects, taxes, legal and regulatory issues, leased properties, and financial accounting, including both audited and unaudited financial statements and internal controls;

•        meetings and calls with the management team and legal and financial advisors of Kin regarding operations, forecasts and the Business Combination;

•        discussions with Kin regarding its branding efforts, addressable market and competitive landscape;

•        review of Duff & Phelps’ Quality of Earnings report and diligence process, including their review of Kin’s internal accounting function and policies, related party transactions, and systems and software used in financial reporting;

•        review of valuation metrics including comparable company benchmarking on 2022 expected Total Managed Premiums and 2022 expected management operations revenue;

•        review of recent capital markets trends, and specifically SPAC market trends;

•        financial projections prepared by Kin’s management team; and

•        review of analyst reports and market trends in the digital home insurance sector, publicly traded comparable companies (including traditional and online insurance providers and category-leading de-SPAC companies), and comparable transactions in the broader insurance sector.

As described under “The Background of the Business Combination” above, Omnichannel’s Board of Directors, in evaluating the Business Combination, consulted with Omnichannel’s management and financial and legal advisors. In reaching its decision to approve the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement, Omnichannel’s Board of Directors considered a range of factors, including, but not limited to, the factors discussed below. In light of the complexity of such factors, Omnichannel’s Board of Directors, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of Omnichannel’s Board of Directors may have given different weight to different factors.

The factors considered by the Omnichannel Board of Directors in approving the business combination and the transactions contemplated thereby include, but are not limited to, the following:

•        Operations in the consumer services segment.    Homeowners insurance is a large addressable market with dissatisfied customers. Consumers in the U.S. spend approximately $105 billion on homeowners insurance each year, an amount that has increased by 45% in the last decade. Homeowners insurance is an essential part of the economy because mortgage lenders will not lend against a home without verifying that it is adequately insured. Homeowner’s insurance is a big part of people’s lives, making up approximately 1.9% of average total spending for homeowners.

•        Demonstrated brand success and customer retention.    Kin has demonstrated its success by surpassing $100 million in annual recurring premium after just 21 months as a carrier. On average, even the fastest growing tech companies require six years to scale from $1 million to $100 million in annual recurring revenue. Additionally, Kin’s simple, personalized digital experience and ongoing engagement helps provide optimal customer satisfaction and retention, as evidenced by a 92% retention rate and a Net Promoter Score of 85 through the quarter ended March 31, 2021.

•        Potential to benefit from Omnichannel strategies, including improved and expanded marketing strategy, brand and community building, and customer and vendor partnerships.    Since the signing of the LOI, Omnichannel has devoted significant resources to enhance Kin’s differentiated marketing strategy, which led to, among other things, the hiring of Victor Lee, Kin’s Chief Marketing Officer, the engagement of VaynerMedia, the development of a marketing rollout plan, and the engagement of brand ambassadors to increase brand awareness.

•        Potential to expand product and services to new channels and geographies and drive operating and financial performance, including through organic initiatives and inorganic growth opportunities.    Kin currently serves customers in Florida, Louisiana (through the Carrier), and California (as a General Agent, “GA”). Kin also serves customers in Texas and Georgia, where Kin is a retail agency for a small number of policies. Additionally, Kin plans to expand into South Carolina in the near future as a surplus lines insurer. Kin expects to expand into additional states, reaching approximately 49% of the total US market in 2022 and 87% in 2023. Kin’s technology makes adding additional states and insurance products efficient.

Moreover, Kin recently reached an agreement to purchase an insurance company that has no premiums or operations but holds insurance operating licenses in 43 states. Kin also plans to launch two new product segments. First, Kin plans to expand to homeowners insurance in additional home segments currently not serviced. Second, Kin plans to launch adjacent insurance products (i.e. flood insurance).

•        World class management team with demonstrated track record of driving organic revenue growth and margin improvements.     Sean Harper, Co-Founder and Chief Executive Officer, and Lucas Ward, Co-Founder and Chief Technology Officer, have significant experience in fintech and big data, combined acumen that enables a dynamic, multi-faceted approach toward growing Kin. The Co-Founders have surrounded themselves with a highly qualified and experienced senior management team, highly specialized insurance experts, and other key technical employees. In addition, Kin’s Total Managed Premium increased by $11.9 million in 2019 to $25.0 million in 2020, a 91% year-on-year increase. Comparing first quarter performance between 2020 and 2021 demonstrates further Kin’s growth trajectory. Kin’s Total Managed Premium was $16.4 million for the three months ending March 31, 2021, representing an increase of $11.6 million, or 244%, from the three months ending March 31, 2020.

•        Fundamentally sound business with significant growth potential and unrecognized value.    Kin is growing fast with its current combination of products, markets and channels. Kin reached $25 million in annual recurring premium in the first half of 2020, and grew to $100 million only a year later, quadrupling year-over-year results. Kin intends to increase its pace of growth in two compounding ways — expansion to more states and elevating its brand profile while moving deeper into existing channels.

•        Attractive valuation relative to existing financial metrics with potential for operational improvement.    Kin is a leading direct-to-consumer home insurance technology company that is expected to more than triple written premiums in 2021 and achieve over $400 million of Total Managed Premiums by the end of 2023, corresponding to a 5-year CAGR of 139%, and to more than quadruple management operations revenue in 2021 compared to 2020. Kin has a significant opportunity to further grow and scale in a vastly underserved market. Kin’s direct-to-consumer model, along with scalable technology, enables lower customer acquisition cost, resulting in a 7.9x LTV/CAC in Kin’s current markets and attractive unit economics, even before factoring in numerous cross-sell opportunities.

•        Attractive potential return for Omnichannel shareholders.    The Business Combination implies a $1.03 billion post-closing enterprise value and a $961 million current equity value, which represents a material discount to public trading market valuations of comparable digital insurance technology companies. The set of Peer Companies was selected based on the existing universe of publicly traded companies at the time of the transaction. Additionally, the valuation discount is relative to companies that are growing at lower rates than Kin. Adjusting for Kin’s accelerated growth resulted in the valuation range representing an even more material discount to its peers, which we believe positions the Business Combination as an attractive opportunity for Omnichannel’s shareholders.

Omnichannel’s board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•        Potential Inability to Complete the Merger.    The Omnichannel board of directors considered the possibility that the Business Combination may not be completed and the potential adverse consequences to Omnichannel if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination and the loss of the opportunity to participate in the transaction. They considered the uncertainty related to factors outside of the control of the parties to the transaction. The Business Combination Agreement also includes an exclusivity provision that prohibits Omnichannel from soliciting other initial business combination proposals, which restricts Omnichannel’s ability to consider other potential initial business combinations until the earlier of the termination of the Merger Agreement or the consummation of the Business Combination.

•        The Risk that Omnichannel’s Public Stockholders Would Vote Against the Business Combination Proposal or Exercise Their Redemption Rights.    The Omnichannel board of directors considered the risk that some of the current public stockholders would vote against the Business Combination proposal or decide to exercise their redemption rights, thereby depleting the amount of cash available in the trust account to an amount below the minimum required to consummate the Business Combination. Further, the fact that public stockholders may vote for the Business Combination proposal while also exercising their redemption rights mitigates against any incentive a public stockholder might have to vote against the Business Combination proposal, especially to the extent that they hold Public warrants which would be worthless if the Business Combination is not completed.

•        Kin’s Business Risks.    The Omnichannel board of directors considered that there were risks associated with successful implementation of Kin’s long term business plan and strategy and Kin realizing the anticipated benefits of the Business Combination on the timeline expected or at all. The Omnichannel board of directors considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that Omnichannel stockholders may not fully realize these benefits to the extent that they expected to retain the public shares following the completion of the Business Combination. For additional description of these risks, please see “Risk Factors.”

•        Pubco Corporate Governance.    The Omnichannel board of directors considered the corporate governance provisions of the Merger Agreement and Kin’s anticipated organizational documents and the effect of those provisions on the governance of Kin following the Closing. In particular, they considered that, assuming no redemptions by Omnichannel stockholders, the Kin stockholders will, in the aggregate own approximately 70% of Kin upon completion of the Business Combination. See “Agreements Entered Into in Connection with the Merger Agreement” for detailed discussions of the terms and conditions of these agreements.

•        No Survival of Remedies for Breach of Representations, Warranties or Covenants by Kin.    The Omnichannel board of directors considered that the terms of the Merger Agreement provide that neither Omnichannel nor its stockholders will have any recourse against Kin or its current shareholders after the Closing of the Business Combination to recover for losses as a result of any inaccuracies or breaches of the Kin representations, warranties or covenants set forth in the Merger Agreement.

•        Litigation.    The Omnichannel board of directors considered the possibility of litigation or regulatory action that could challenge the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin consummation of the Business Combination.

•        Fees and Expenses.    The Omnichannel board of directors considered the fees and expenses associated with completing the Business Combination.

•        Diversion of Management.    The Omnichannel board of directors considered the potential for diversion of management and employee attention during the period prior to the completion of the Business Combination, and the potential negative effects on Kin’s business.

•        Omnichannel’s Management and Directors May Have Different Interests in the Business Combination Than the Public Stockholders.    The Omnichannel board of directors also considered the fact that members of Omnichannel’s management and board of directors may have interests that are different from, or are in addition to, the interests of its stockholders generally, including the matters described under “— Interests of Omnichannel’s Officers and Directors in the Transactions” above. However, Omnichannel’s board of directors concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the Omnichannel IPO prospectus, and (ii) these disparate interests would exist or may be even greater with respect to a business combination with another target company.

•        Waiver of Corporate Opportunity Doctrine.    Omnichannel’s certificate of incorporation contains a waiver of the corporate opportunity doctrine, and there could have been business combination targets that could have been appropriate for a combination with Omnichannel but were not offered due to an Omnichannel director’s duties to another entity. Omnichannel believes that the waiver of the corporate opportunity doctrine in its certificate of incorporation did not interfere with its ability to identify an acquisition target.

The Omnichannel Board of Directors concluded that these risks could be managed or mitigated by Omnichannel or were unlikely to have a material impact on the Business Combination, Omnichannel or Pubco, and that, overall, the potentially negative factors or risks associated with the Business Combination were outweighed by the potential benefits of the Business Combination to Omnichannel and its stockholders. The Omnichannel Board of Directors realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons. The foregoing discussion of the material factors considered by our board of directors is not intended to be exhaustive but does set forth the principal factors considered.

Projected Financial Information

Kin does not as a matter of course make public projections as to its future financial results. However, the management of Kin has prepared the prospective financial information set forth below to present key elements of the forecasts of Pubco performance after the Business Combination that have been provided to Omnichannel. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Kin’s or the Company’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of the management of Kin’s knowledge and belief, the expected course of action and the expected future financial performance of Kin. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither Kin’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

The projections are forward-looking statements that are based on assumptions and estimates that are inherently uncertain and, though considered reasonable by Kin’s management as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including, among others, risks and uncertainties, as described in the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” The prospective financial information is subjective in many respects; and since the prospective financial information covers multiple years, that information by its nature becomes less predictive with each successive year. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Kin or that actual results will not differ materially from those presented in the prospective financial information. Furthermore, the prospective financial information does not take into account any circumstances or events occurring after the date that information was prepared.

The financial projections were requested by, and disclosed to, Omnichannel for use as a component in its overall evaluation of Kin and are included in this proxy statement/prospectus on that account. Inclusion of the prospective financial information in this proxy statement/prospectus should not be regarded as a representation by Kin, Omnichannel or any other person that the results contained in the prospective financial information will be achieved, and should not be regarded as an indication that Omnichannel, the Omnichannel board of directors, or their respective affiliates, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination. You are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may be materially different than actual results. We will not necessarily refer back to these financial projections in our future periodic reports filed under the Exchange Act.

Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared. Accordingly, Kin does not intend to update or otherwise revise the prospective financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, Kin does not intend to update or revise the prospective financial information to reflect changes in general economic or industry conditions. None of Kin’s auditors, Omnichannel’s independent registered accounting firm or any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. Nonetheless, a summary of the financial projections is provided in this proxy statement/prospectus because they were made available to Omnichannel and our board of directors in connection with their review of the proposed transaction.

Additional information relating to the principal assumptions used in preparing the projections is set forth below. See “Risk Factors” for a discussion of various factors that could materially affect Kin’s financial condition, results of operations, business, prospects and securities.

The key elements of the Management Operations segment projections provided by management of Kin to Omnichannel are summarized in the table below:

($ in millions)	2021E	2022E	2023E
Total Managed Premium	$98.1	$233.5	$430.7
% Growth	243.0%	138%	84%
Revenue	$27.5	$68.9	$129.8
% Growth	346%	151%	88%
% of Written Premium	28%	30%	30%
Management Operations Revenue(1)	$27.5	$68.9	$129.8
% Growth	346%	151%	88%
Adjusted Operating (Expenses)/Income(2)	$(39.3)	$(47.1)	$(37.7)
Total Customer Acquisition Cost(3)	$33.7	$76.1	$111.3
New Customer Revenue(4)	$21.0	$44.7	$70.0
Operating (Expense)/Income Before Customer Acquisition(5)	$(26.7)	$(15.7)	$3.6

____________

(1)      Management Operations Revenue for Kin is calculated as total revenue, and includes AIF, Commission and Claim Management fees paid from the Carrier to Kin, as well as commission revenue from GA and Agent business.

(2)      Adjusted Operating (Expense)/Income is defined as management operations revenue less operating expenses, which exclude interest, taxes depreciation and amortization, stock based compensation and one time losses.

(3)      Represents total customer acquisition cost including marketing, operations and data costs.

(4)      Represents revenue from new customers acquired in the period.

(5)      Operating (Expense)/Income Before Customer Acquisition is defined as adjusted operating income plus total customer acquisition costs minus new customer revenue.

Kin’s projections are based on management’s expectation of results upon execution of its long-term financial plan. The projections were constructed with transparent and comprehensive underlying assumptions, reviewed in detail with management and independent advisors. Written premium growth follows Kin’s geographical and product expansion plan, built on a state-by-state basis, using individualized scaling of the total addressable market (“TAM”) and average premiums, as well as rollout schedules to appropriately pace our growth, taking into account management views of capacity/regulatory constraints. Revenue is largely a function of our written premium projections, earning over a 12-month policy period and includes customer retention assumptions in line with experience to date. Management and Commission Fees are based on Kin’s current fee structure as a percentage of gross written premium. Operating Expenses notably include marketing expenses, employee compensation and benefits, and data/technology infrastructure, all of which scale with growth as we will continue to invest in talent, data, advertising, and branding to support and expand our business. Projections were made on both a monthly and quarterly schedule, and management regularly reviews performance to these projections.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS FOR KIN, OMNICHANNEL UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

The Projections were prepared in good faith by Kin management based on their reasonable estimates and assumptions with respect to the expected future financial performance of Kin at the time the Projections were prepared and speak only as of that time.

While presented with numerical specificity, the Projections are forward-looking and reflect numerous estimates and assumptions including, but not limited to, future industry performance under various industry scenarios as well as assumptions for competition, general business, economic, market and financial conditions and matters specific to the businesses of Kin, all of which are difficult to predict and many of which are beyond the preparing parties’ control including, among other things, the matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

The Projections were initially prepared to assist Omnichannel in its evaluation of Kin and the business combination. Kin has not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone, including Omnichannel. Neither Kin’s management nor any of its respective representatives has made or makes any representations to any person regarding the ultimate performance of Kin relative to the Projections. The Projections are not fact. The Projections are not a guarantee of actual future performance. The future financial results of Kin may differ materially from those expressed in the Projections due to factors beyond either of their ability to control or predict.

The Projections are not included in this proxy statement/prospectus in order to induce any Omnichannel stockholders to vote in favor of any of the proposals at the Special Meeting.

We encourage you to review the financial statements of Kin included in this proxy statement/prospectus, as well as the financial information in the sections entitled “Selected Historical Consolidated Financial Information of Kin”, and “Unaudited Pro Forma Combined Financial Information” in this proxy statement/prospectus and to not rely on any single financial measure.

Neither Omnichannel nor Kin or any of their respective affiliates intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the Projections to reflect circumstances existing or arising after the date such Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error or any of the Projections otherwise would not be realized.

Regulatory Approvals

The Business Combination is subject to the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act. Early termination of the waiting period was granted by the Federal Trade Commission and the waiting period ended on September 2, 2021. The Business Combination is also subject to approval of the change of control Form FIN531 by the Texas Department of Insurance with respect to Kin and each of its subsidiaries holding a Texas insurance business entity license, and approval by the Florida Office of Insurance Regulation of the Business Combination.

Satisfaction of 80% Test

After consideration of the factors identified and discussed in the section entitled “The Business Combination Proposal — Omnichannel’s Board of Directors Reasons for the Approval of the Business Combination,” Omnichannel’s board of directors concluded that the Business Combination met all of the requirements disclosed in the prospectus for its Initial Public Offering with respect to Omnichannel’s initial business combination, including that the Business Combination had a fair market value of at least 80% of the balance of the funds in the Trust Account at the time of execution of the Business Combination Agreement.

Interests of Omnichannel’s Directors and Officers in the Business Combination

In considering the recommendation of our board of directors in favor of approval of the Business Combination Proposal, it should be noted that our directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as an Omnichannel Stockholder. These interests include, among other things:

•        If we are unable to complete our initial business combination by May 24, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and consideration for redemptions in connection with an amendment to the amended and restated certificate of incorporation), up to the balance of account interest earned), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

•        There will be no liquidating distributions from the Trust Account with respect to the Founder Shares if we fail to complete a business combination within the required period. Our initial stockholders purchased the Founder Shares prior to the Initial Public Offering for an aggregate purchase price of $25,000. Upon the Closing, such Founder Shares will convert into 4,388,125 shares of Pubco common stock.

•        Simultaneously with the closing of its Initial Public Offering, Omnichannel consummated the sale of 6,000,000 Private Placement Warrants at a price of $1.00 per warrant to the Sponsor. The warrants are each exercisable commencing the later of 30 days following the Closing of the Business Combination and 12 months from the closing of the Initial Public Offering, which occurred on November 24, 2020, for one share of Class A common stock at $11.50 per share. On November 30, 2020, the underwriters purchased 650,000 over-allotment units pursuant to the partial exercise of the over-allotment option. The over-allotment units were sold at an offering price of $10.00 per unit, generating gross proceeds of $6.5 million. Simultaneously with the sale of the over-allotment units, we consummated a private sale of an additional 130,000 Private Placement Warrants to the Sponsor, at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds of approximately $0.13 million. If we do not consummate a business combination transaction by May 24, 2022, then the proceeds from the sale of the Private Placement Warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our Sponsor will be worthless. The warrants held by our Sponsor had an aggregate market value of approximately $6.3 million based upon the closing price of $1.03 per warrant on the NYSE on August 9, 2021.

•        Our Sponsor, officers and directors will lose their entire investment in us if we do not complete a business combination by May 24, 2022. Certain of them may continue to serve as officers and/or directors of Pubco after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the Pubco board of directors determines to pay to its directors and/or officers.

•        Matt Higgins (the Chief Executive Officer, Chairman and a director of Omnichannel), Mark Gerson (a director of Omnichannel), Aidan Kehoe (an Omnichannel advisor) and Garysquad III LLC (affiliated with Omnichannel advisor Gary Vaynerchuk) have each agreed to participate in the PIPE Investment and purchase 300,000 shares, 100,000 shares, 200,000 shares and 15,000 shares, respectively, of Omnichannel for an aggregate purchase price of $3 million, $1 million and $2 million, respectively.

•        Kin entered into certain contracts with VaynerMedia, for advertising, marketing, promotional, media agency and/or consulting services. RSE Ventures, for which Mr. Higgins serves as Chief Executive officer, has a minority interest in VaynerMedia.

•        Our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Omnichannel fails to complete a business combination by May 24, 2022.

•        In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to Omnichannel if and to the extent any claims by a third party (except for Omnichannel’s independent registered public accounting firm) for services rendered or products sold to Omnichannel, or a prospective target business with which Omnichannel has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, (less taxes payable and consideration for redemptions in connection with an amendment to the amended and restated certificate of incorporation) and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) not will it apply to any claims under Omnichannel’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. Omnichannel will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which Omnichannel does business, execute agreements with Omnichannel waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

•        Following the Closing, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to Omnichannel and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has not made any advances to us for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

•        Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•        Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Omnichannel from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the transactions contemplated by the Business Combination Agreement. Where actual amounts are not known or knowable, the figures below represent Kin’s good faith estimate of such amounts assuming a Closing as of       , 2021.

(in millions)	Assuming No Redemption	Assuming Maximum Redemption
Sources
Proceeds from Trust Account	$207	$120
Private Placement	$80	$80
Sellers’ Equity	$961	$961
Omnichannel’s Founder Shares	$44	$44
Total Sources	$1,292	$1,205
Uses
Sellers’ Equity	$961	$961
Cash to Kin’s Balance Sheet	$242	$155
Omnichannel’s Founder Shares	$44	$44
Fees and Expenses	$45	$45
Total Uses	$1,292	$1,205

Stock Exchange Listing

Omnichannel’s units, Class A common stock and Public warrants are publicly traded on the New York Stock Exchange (“NYSE”) under the symbols “OCA.U”, “OCA” and “OCAW”, respectively. Omnichannel intends to apply to list the Pubco common stock and Public warrants on the NYSE under the symbols “KI” and “KIW”, respectively, upon the Closing of the Business Combination. Pubco will not have units traded following the Closing of the Business Combination.

Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Omnichannel will be treated as the “acquired” company for accounting purposes and the Business Combination will be treated as the equivalent of Kin issuing stock for the net assets of Omnichannel, accompanied by a recapitalization. The net assets of Omnichannel will be stated at historical cost, with no goodwill or other intangible assets recorded.

Kin has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•        Kin’s existing stockholders will have the greatest voting rights in the combined entity under the no and maximum redemption scenarios with over 70% of the voting rights in each scenario;

•        The largest individual minority stockholder of the combined entity is an existing stockholder of Kin;

•        Kin will have the ability to nominate five of the seven total members of the Pubco Board of Directors; and

•        Kin’s senior management will comprise all of the senior management of Pubco and will be responsible for the day-to-day operations of Pubco.

The preponderance of evidence as described above is indicative that Kin is the accounting acquirer in the Business Combination.

Vote Required for Approval

This Business Combination Proposal (and consequently, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only with the affirmative vote of a majority of the votes cast by Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

The Business Combination is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Business Combination Agreement. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to the stockholders for a vote.

Omnichannel’s Sponsor and the transferees of Founder Shares, along with Omnichannel’s directors and officers have agreed to vote the Founder Shares and any public shares owned by them in favor of the Business Combination Proposal. See “Other Agreements — Omnichannel Letter Agreement” and “Other Agreements — Sponsor Letter Agreement” for more information.

Recommendation of Omnichannel Board

THE OMNICHANNEL BOARD OF DIRECTORS RECOMMENDS THAT THE OMNICHANNEL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of Omnichannel’s directors may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of Omnichannel and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “— Interests of Omnichannel’s Directors and Officers in the Business Combination” for a further discussion.

THE BUSINESS COMBINATION AGREEMENT

The following describes certain aspects of the Business Combination, including the material provisions of the Business Combination Agreement. The following description of the Business Combination Agreement is subject to, and qualified in its entirety by reference to, the Business Combination Agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. We urge you to read the Business Combination Agreement carefully and in its entirety, as it is the legal document governing the Business Combination.

Explanatory Note Regarding the Business Combination Agreement

The Business Combination Agreement and this summary are included to provide you with information regarding the terms of the Business Combination Agreement. The Business Combination Agreement contains representations and warranties by Omnichannel and Kin. The representations and warranties made in the Business Combination Agreement by Omnichannel and Kin were qualified and subject to important limitations agreed to by Omnichannel and Kin in connection with negotiating the terms of the Business Combination Agreement. In particular, in your review of the representations and warranties contained in the Business Combination Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Business Combination Agreement may have the right not to consummate the Business Combination if the representations and warranties of the other party were to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Business Combination Agreement, rather than establishing or attempting to set forth matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from the one generally applicable to stockholders and reports and documents filed with the SEC. Moreover, some of the representations and warranties were qualified by the matters contained in the confidential disclosure schedules that Omnichannel and Kin each delivered in connection with the Business Combination Agreement and certain documents filed with the SEC. Finally, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Business Combination Agreement.

For the foregoing reasons, the representations and warranties or any descriptions of those provisions should not be read alone or relied upon as presenting the actual state of facts or condition of Omnichannel or Kin, or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 313. Omnichannel will provide additional disclosures in its public reports to the extent it is aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the Business Combination Agreement and will update such disclosure as required by federal securities laws.

Closing and Effective Time of the Merger

Unless Omnichannel and Kin otherwise mutually agree in writing, the Closing will take place within three business days after the date on which all of the Closing conditions set forth in Article VI of the Business Combination Agreement have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing of the Business Combination) (such date, the “Closing Date”). See “The Business Combination Agreement — Conditions to Closing” beginning on page 133 for a more complete description of the conditions that must be satisfied prior to Closing.

On the Closing date, Omnichannel and Kin will effect the Business Combination by filing a certificate of merger with the Secretary of State of the State of Delaware, and the Business Combination will become effective at the time the certificate of merger has been duly filed or at such later time as may be agreed by Omnichannel and Kin in writing and specified in the certificate of merger. The time at which the Business Combination becomes effective is sometimes referred to in this proxy statement/prospectus as the “Effective Time”.

As of the date of this proxy statement/prospectus, the parties expect that the Business Combination will be effective during the second half of 2021. However, there can be no assurance as to when or if the Business Combination will occur.

If the Business Combination is not completed by April 19, 2022 (the “Termination Date”), the Business Combination Agreement may be terminated by either Omnichannel or Kin. However, a party may not terminate the Business Combination Agreement pursuant to the provision described in this paragraph if the failure of the Closing to occur by the Termination Date is due primarily to the failure of the party seeking to terminate the Business Combination Agreement to fulfil any obligations of such party set forth in the Business Combination Agreement. See “The Business Combination Agreement — Termination” beginning on page 135 for a more complete description of the termination provisions set forth in the Business Combination Agreement.

Treatment of Company Options and Warrants

Effective as of the Effective Time, (i) each outstanding option to purchase shares of Kin preferred stock or Kin common stock (each, a “Kin Option”) that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be assumed by Omnichannel and shall be converted into an option to acquire shares of Pubco common stock with the same terms and conditions as applied to the Kin Option immediately prior to the Effective Time (a “Pubco Option”); provided that the number of shares underlying such Pubco Options will be determined by multiplying the number of shares of the Kin common stock subject to such Kin Option immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, at a per share exercise price of such Pubco Options determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded up to the nearest whole cent.

Effective as of the Effective Time, each outstanding warrant to acquire shares of Kin preferred stock or Kin common stock (each, a “Kin Warrant”) that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms, by virtue of the Business Combination and without any action on the part of Omnichannel, Kin or the holder of any such Kin Warrant, shall be assumed by Omnichannel and shall be converted into a warrant to acquire shares of Pubco common stock with the same terms and conditions as applied to the Kin Warrant immediately prior to the Effective Time (a “Pubco Warrant”); provided, that the number of shares underlying such Pubco Warrants will be determined by multiplying the number of shares of the Kin common stock or the Kin preferred stock subject to such Kin Warrant immediately prior to the Effective Time by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Kin Warrant immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

Covenants and Agreements

Conduct of Kin Businesses Prior to the Completion of the Merger

Kin has agreed that, prior to the Effective Time, it will use commercially reasonable efforts to (i) conduct and operate its business in the ordinary course in all material respects, (ii) maintain and preserve intact its current business organization, assets, properties and material business relations, (iii) comply with applicable law, (iv) keep available the services of the present officers and essential employees of Kin, and (v) preserve ongoing businesses and maintain the existing relations and goodwill with its customers, suppliers, joint venture partners, distributors and creditors.

In addition to the general covenants above, Kin has agreed that prior to the Effective Time, subject to applicable law and other specified exceptions, it will not without the written consent of Omnichannel (which may not be unreasonably withheld, conditioned or delayed):

•        Adopt any amendments, supplements, restatements or modifications the certificate of incorporation or bylaws of Kin or any of its subsidiaries;

•        declare, set aside, make or pay a dividend on, or make any other distribution or payment (whether in cash, stock or property) in respect of, any equity interest in Kin or its subsidiaries or split, reverse split, reclassify, recapitalize, repurchase, redeem or otherwise acquire, offer to repurchase, redeem or otherwise acquire, any outstanding equity interest of Kin or its subsidiaries, other than dividends or distributions made from a Kin subsidiary to Kin, any dividends or distributions required under any joint venture of any Kin subsidiaries, and in connection with the net exercise or settlement of awards under an incentive equity plan;

•        enter any merger, consolidation, combination or amalgamation involving Kin or any subsidiary;

•        purchase or otherwise acquire any corporation, partnership, association or other business entity or organization or division thereof, other than such acquisitions and purchases that would not require financial statements of the acquired business to be included in the registration statement or proxy statement;

•        transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a lien any Kin equity interest, option, restricted stock, warrant, right of conversion or other rights, agreements, arrangements or commitments obligating an issuance thereof, other than (i) the issuance of shares of capital stock upon exercise of any equity award outstanding on the date of the Business Combination Agreement; (ii) the issuance of options in the accordance with the terms of employment agreements; or (iii) the issuance of shares of Company Series C Preferred Stock pursuant to the Series C Preferred Stock Purchase Agreement, dated April 26, 2021;

•        incur, create or assume any indebtedness in excess of $500,000, other than in the ordinary course payables, between Kin and its subsidiaries, or in connection with existing lines of credit or other existing indebtedness;

•        make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than (i) intercompany loans or capital contributions between Kin and its subsidiaries, (ii) the reimbursement of expenses of employees in the ordinary course of business and consistent with past practice, (iii) prepayments and deposits paid to suppliers of Kin or any of its subsidiaries in the ordinary course of business, (iv) trade credit extended to customers of the Kin or its subsidiaries in the ordinary course of business, (v) advances to wholly owned subsidiaries and (F) loan to insurance captives;

•        except in the ordinary course of business consistent with past practice or as agreed to between the parties or otherwise required pursuant to Kin’s benefit plans, policies or contracts, or as required by any applicable law, (A) except to the extent otherwise permitted under the Business Combination Agreement, amend, modify, adopt, enter into or terminate any employee benefit plan of Kin or any subsidiary or any other benefit or compensation plan, policy, program, agreement, trust, fund or equivalent contract or any collective bargaining agreement, (B) grant any materially increase or decrease in compensation or benefits to any current or former director, manager, officer, employee, individual independent contractor or other service provider of Kin or its subsidiaries other than any such individual with an annual base salary of less than an aggregate specified amount, (C) take any action to accelerate the vesting, payment or funding of any cash compensation, payment or benefit, (D) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of Kin or its subsidiaries, (E) hire, engage, terminate (without cause), furlough, or temporarily lay off any employee or independent contractor other than any employee with an annual base salary of less than an aggregate specified amount, (F) grant or provide any change in control payments, transaction bonuses, success bonuses, retention bonuses, severance, or other payments to employees, officers, managers, directors, and other service providers of Kin other than any employee with an annual base salary of less than an aggregate specified amount or to replace terminated employees in the ordinary course of business; or (G) implement or announce any closings, employee layoffs, furloughs, reductions-in-force, reduction in terms and conditions of employment;

•        make, change or revoke any election concerning taxes, change or otherwise modify any method of accounting as such relates to taxes, amend any income or other material tax return, surrender any right to claim a refund of income or other material taxes, enter into any tax closing agreement, settle any tax claim or assessment, change its jurisdiction of tax residence, or consent to any extension or waiver of the limitation period applicable to or relating to any tax claim or assessment;

•        waive, release, compromise, settle or satisfy any pending or threatened material claim (including any pending or threatened action) or compromise or settle any liability, other than in the ordinary course of business or that otherwise do not exceed an aggregate specified amount;

•        authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving Kin or its subsidiaries;

•        change Kin or its subsidiaries’ methods of accounting in any material respect, other than changes that are required by applicable laws, generally accepted accounting principles (GAAP), applicable SAP and Public Company Accounting Oversight Board (PCAOB standards;

•        enter into any contract with any broker, finder, investment banker or other person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Transaction;

•        except for entries, modifications, amendments, waivers, terminations or non-renewals in the ordinary course of business, enter into, materially modify, materially amend, waive any material right under, terminate or fail to renew, any contract required to be disclosed under the Business Combination Agreement or any real property lease;

•        fail to maintain the leased real property in substantially the same condition as of the Effective Time, other than ordinary wear and tear, casualty and condemnation;

•        abandon, sell, assign, or exclusively license any material Kin-owned intellectual property (other than in the ordinary course of business);

•        sell, lease, license, encumber or otherwise dispose of any properties or assets except for the sale, lease, license, or disposition in the ordinary course of business;

•        close any facility or discontinue any material line of business or material business operations;

•        (A) suffer any lien on or transfer, let lapse, abandon or dispose of any material Kin-owned intellectual property or (B) license any Kin-owned intellectual property, except for non-exclusive licenses granted in the ordinary course of business;

•        terminate or commute, or materially modify, amend or waive compliance with any material provision of any reinsurance contracts or any material insurance contracts, other than in the ordinary course of business

•        declare, set aside, make, pay, return, credit or fund any amount in any subscriber savings accounts of Kin Interinsurance Network (Kin’s reciprocal insurance exchange);

•        modify, amend, or other than in connection with the waiver of a right under a subscriber’s agreements and powers of attorney in the ordinary course of business, waive any material provision or right under one or more subscriber’s agreements and powers of attorney or the agreement appointing AIF the attorney-in-fact of Kin Interinsurance Network;

•        reduce or strengthen any reserves, provisions for losses and other liability amounts in respect of the insurance contracts and reinsurance contracts, except to the extent required by applicable laws or other than in the ordinary course of business; or

•        enter into any agreement to do any action prohibited under the foregoing.

Conduct of Omnichannel Prior to the Completion of the Merger

Omnichannel has agreed to a more limited set of restrictions on its business prior to the Effective Time. Specifically, Omnichannel has agreed that prior to the Effective Time, except as expressly contemplated by the Business Combination Agreement, it will not, without the written consent of Kin (which may not be unreasonably withheld, conditioned or delayed):

•        adopt any amendments, supplements, restatements or modifications to the certificate of formation or limited liability company agreement of Omnichannel or Merger Sub organizational documents (including the Trust Agreement or Warrant Agreement);

•        declare, set aside, make or pay a dividend on, or make any other distribution or payment (whether in cash, stock or property) in respect of, any equity interest in Omnichannel or Merger Sub, or repurchase, redeem (other than in connection with the offer) or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding equity interest in Omnichannel or Merger Sub;

•        merge, consolidate, combine or amalgamate Omnichannel or Merger Sub with any person (other than the Company) or (ii) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

•        split, combine or reclassify any of its capital stock or other equity interests or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

•        incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently, or otherwise) any indebtedness;

•        make any loans or advances to, or capital contributions to, or guarantees for the benefit of, or any investment in, any other person, other than to, of, or in, Omnichannel or Merger Sub;

•        issue any equity securities of Omnichannel or Merger Sub or grant any additional options, warrants or stock appreciation rights with respect to equity interests of the foregoing of Omnichannel or Merger Sub other than working capital warrants pursuant to the Omnichannel Warrant Agreement, dated November 19, 2020, by and between Omnichannel and Continental;

•        enter into, renew, modify or revise any related party transactions;

•        engage in any activities or business, other than those related to continued corporate existence and other administerial tasks or related to completion of the transaction contemplated by the Business Combination Agreement;

•        make, change or revoke any election concerning taxes, change or otherwise modify any method of accounting as such relates to taxes, amend any income or other material tax return, surrender any right to claim a refund of income or other material taxes, enter into any tax closing agreement, settle any tax claim or assessment, change its jurisdiction of tax residence, or consent to any extension or waiver of the limitation period applicable to or relating to any tax claim or assessment;

•        enter into any settlement, conciliation or similar contract that would require any payment from the Trust Account or that would impose non-monetary obligations on any transaction party;

•        authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving Omnichannel or Merger Sub;

•        change Omnichannel’s methods of accounting in any material respect, other than changes that are made in accordance with GAAP and PCAOB standards or as required by a government entity;

•        enter into any contract with any broker, finder, investment banker or other person under which such person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement;

•        enter into, materially modify, materially amend, waive any material right under, terminate (excluding any expiration in accordance with its terms) or fail to renew, any Material Contract (except for entries, modifications, amendments, waivers, terminations or non-renewals in the ordinary course of business);

•        enter into or adopt any benefit or compensation plan, policy, program or arrangement; or

•        enter into any contract to take, or cause to be taken, any of the actions set forth above.

HSR Act and Regulatory Approvals

Kin and Omnichannel have agreed to comply promptly but in no event later than ten business days after the date of the Business Combination Agreement with the notification and reporting requirements of the HSR Act. Kin and Omnichannel have agreed to furnish to each other as promptly as reasonably practicable all information required for any application or other filing to be made by the other pursuant to any applicable law relating to antitrust.

Kin and Omnichannel have agreed to take into account the views and input, if any, of relevant state insurance regulatory bodies when filing relevant state filings. Kin and Omnichannel agreed to file the Florida Change of Control Filing with FLOIR as soon as reasonably practicable, but in no event later than forty days after the Effective Time. Kin and Omnichannel further agreed to file the Florida Change of Control Filing with the FLOIR as soon as reasonably practicable, but in no event later than within forty days from the execution of the Business Combination Agreement and the TDI Filing with the Texas Department of Insurance (“TDI”) as soon as reasonably practicable.

Kin and Omnichannel agreed to cooperate in good faith with the regulatory consent authority and exercise their respective reasonable best efforts to undertake promptly any and all action required to complete the transactions contemplated by the Business Combination Agreement as soon as practicable and any and all action necessary or advisable to avoid, prevent, eliminate or remove any impediment under antitrust law or the actual or threatened commencement of any proceeding in any forum by or on behalf of any regulatory consent authority or the issuance of any governmental order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Business Combination. Without limiting the generality of the foregoing, each of Kin and Omnichannel will, and will cause its respective subsidiaries to, (i) propose, negotiate, commit to and effect, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition, or license of any investments, assets, properties, products, rights, services or businesses of such party or any interest therein, and (ii) otherwise take or commit to take any actions that would limit such party’s freedom of action with respect to, or its or their ability to retain any assets, properties, products, rights, services or businesses of such party, or any interest or interests therein; provided that any such action is conditioned upon the consummation of the Business Combination and that Omnichannel will not take any such action with Kin’s prior written consent.

Kin and Omnichannel have agreed to promptly notify the other of any substantive communication with, and furnish to the other copies of any notices or written communications received by, them or any of their respective affiliates and any third party or governmental authority with respect to the transactions contemplated by the Business Combination Agreement, and Kin and Omnichannel have agreed to permit counsel to the other an opportunity to review in advance, and Kin and Omnichannel (respectively) have agreed to consider in good faith the views of such counsel in connection with, any proposed communications by Kin and Omnichannel (respectively) and/or its affiliates to any governmental authority concerning the transactions contemplated by the Business Combination Agreement; provided, that neither party shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any governmental authority without the written consent of the other. Kin and Omnichannel have agreed to provide the other and their respective counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Kin and Omnichannel (respectively) and/or any of its affiliates, agents or advisors, on the one hand, and any governmental authority, on the other hand, concerning or in connection with the transactions contemplated by the Business Combination Agreement.

Omnichannel and Kin have agreed to (i) substantially comply with any information or document requests from the Antitrust Division and FTC and (ii) request early termination of any waiting period under the HSR Act.

Notwithstanding the above covenant or any other provision of the Business Combination Agreement, nothing in the Business Combination Agreement shall require or obligate Kin’s affiliates and investors, Omnichannel’s affiliates and investors (including the Sponsor) their respective affiliates and any investment funds or investment vehicles affiliated with, or managed or advised by Omnichannel’s affiliates and investors, including the Sponsor, or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Omnichannel’s affiliates and investors including, the Sponsor, or of any such investment fund or investment vehicle to take any action in connection with obtaining termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable antitrust laws or avoiding, preventing, eliminating or removing any impediment under antitrust law with respect to the Business Combination, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect such person’s or entity’s freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of such person or entity or any of such entity’s subsidiaries or affiliates, or any interest therein.

Each of Kin and Omnichannel have agreed to request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable laws relating to antitrust, (ii) prevent the entry in any action brought by any other person or entity of any governmental order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by the Business Combination Agreement, and (iii) if any such governmental order is issued in any such action, cause such governmental order to be lifted.

Kin and Omnichannel shall each pay fifty percent (50%) of all filing fees payable to the regulatory authorities in connection with the transactions contemplated by the Business Combination Agreement.

Each of Kin and Omnichannel have agreed that it will not, and shall cause its subsidiaries and respective affiliates not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, governmental orders or declarations of any Regulatory Consent Authorities or the expiration or termination of any applicable waiting period with respect to the transactions contemplated by the Business Combination Agreement; (ii) increase the risk of any governmental entity entering an governmental order prohibiting the consummation of the Transaction; (iii) increase the risk of not being able to remove any such governmental order on appeal or otherwise; or (iv) delay or prevent the consummation of the transactions contemplated by the Business Combination Agreement.

Notwithstanding anything in the Business Combination Agreement to the contrary, the restrictions and obligations described in the above paragraph shall not apply to or be binding upon Omnichannel’s affiliates, the Sponsor, their respective affiliates or any investment funds or investment vehicles affiliated with, or managed or advised by, Omnichannel’s affiliates, the Sponsor or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Omnichannel’s affiliates, the Sponsor or any such investment fund or investment vehicle.

Proxy Solicitation

Omnichannel has agreed to use commercially reasonable efforts to, as promptly as practicable, (i) establish the record date for, duly call, give notice of, convene and hold the Special Meeting in accordance with the DGCL, (ii) cause this proxy statement/prospectus to be disseminated to Omnichannel’s stockholders and (iii) solicit proxies from the holders of shares of Omnichannel common stock to vote in favor of each of the proposals contained in this proxy statement/prospectus. Omnichannel has agreed, through the Omnichannel Board of Directors, to recommend to its stockholders that they approve the proposals contained in the proxy statement/prospectus (the “SPAC Board Recommendation”) and shall include the SPAC Board Recommendation in this proxy statement/prospectus. The SPAC Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the SPAC Board Recommendation, except as required by law. Notwithstanding the foregoing, Omnichannel may adjourn the Special Meeting for up to fifteen days, or longer with consent of Kin, to solicit additional proxies, for absence of a quorum, to allow for filing of additional disclosures as may be required, and if a sufficient number of Omnichannel shares are redeemed so as to jeopardize certain conditions to closing.

Consent Solicitation

Omnichannel and Kin have agreed to use reasonable best efforts to, as promptly as practicable, (i) cause the consent solicitation statement to be disseminated to the Kin’s stockholders and (ii) solicit written consents from the requisite Kin stockholders to vote in favor of each of the proposals contained in this proxy statement/prospectus. Kin has agreed, through the Kin Board of Directors, to recommend to its stockholders that that they approve the proposals contained in this proxy statement/prospectus (the “Company Board Recommendation”) and shall include the Company

Board Recommendation in the consent solicitation statement. The Kin Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Company Board Recommendation, except as required by law.

Kin has agreed to provide Omnichannel with copies of all stockholder consents it receives within two (2) Business Days of receipt of the requisite stockholder approval. If the requisite stockholder approval is obtained, then promptly following the receipt of the required written consents, Kin will prepare and deliver to the Kin stockholders who have not consented the notice required by Section 228(e) and 262 of the DGCL. Unless the Business Combination Agreement has been terminated in accordance with its terms, Kin’s obligation to solicit written consents from its stockholders to vote in favor of each of the proposals contained in this proxy statement/prospectus shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any acquisition proposal.

Exclusive Dealing

Kin has agreed to cease and cause to be terminated all existing discussions and negotiations with any parties that could be reasonably expected to constitute an acquisition proposal. From the date of the Business Combination Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause the other Group Companies not to, and shall not authorize or permit their respective Representatives to, and shall use their reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly:

•        solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Kin Acquisition Proposal (as defined below);

•        furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, a Kin Acquisition Proposal;

•        enter into any contract or other arrangement or understanding regarding a Kin Acquisition Proposal;

•        prepare or take any steps in connection with a public offering of any equity interest in Kin or its subsidiaries (or any affiliate or successor thereof);

•        waive or otherwise forbear in the enforcement of any rights or other benefits under confidential information agreements relating to a Kin Acquisition Proposal, including without limitation any “standstill” or similar provisions thereunder; or

•        otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the foregoing.

Kin has agreed to notify Omnichannel promptly upon receipt of any Kin Acquisition Proposal by any Group Company, and to describe the material terms and conditions of any such Kin Acquisition Proposal in reasonable detail (including the identity of the persons making such Kin Acquisition Proposal) and keep Omnichannel reasonably informed on a current basis of any modifications to such offer or information. Kin has also agreed to provide Omnichannel with written confirmation that Kin has advised, in writing, the Person making such Kin Acquisition Proposal that Kin is contractually prohibited from furnishing any non-public information regarding the Company to any person in connection with or in response to a Kin Acquisition Proposal and from engaging in discussions or negotiations with any person with respect to any Kin Acquisition Proposal.

Omnichannel Exclusivity

Under the Business Combination Agreement, Omnichannel has agreed to substantially identical terms for exclusive dealings as Kin. From the date of the Business Combination Agreement until the earlier of the closing or the termination of the Business Combination Agreement, Omnichannel and its representatives shall not, directly or indirectly:

•        solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to an acquisition proposal involving Omnichannel (“SPAC Acquisition Proposal” as defined below);

•        furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, a SPAC Acquisition Proposal;

•        enter into any contract or other arrangement or understanding regarding a SPAC Acquisition Proposal;

•        prepare or take any steps in connection with an offering of any securities of Omnichannel or Merger Sub (or any affiliate or successor of Omnichannel or Merger Sub); or

•        otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the foregoing.

Omnichannel has also agreed to notify Kin promptly upon receipt of any SPAC Acquisition Proposal by Omnichannel or Merger Sub, and to describe the material terms and conditions of any such SPAC Acquisition Proposal in reasonable detail (including the identity of any person making such SPAC Acquisition Proposal) and keep Kin reasonably informed on a current basis of any modifications to such offer or information. Omnichannel has also agreed to provide Kin with written confirmation that Omnichannel has advised, in writing, the person making such SPAC Acquisition Proposal that Omnichannel is contractually prohibited from furnishing any non-public information regarding Omnichannel to any person in connection with or in response to a SPAC Acquisition Proposal and from engaging in discussions or negotiations with any person with respect to any SPAC Acquisition Proposal.

“SPAC Acquisition Proposal” means any transaction or series of related transactions under which Omnichannel or any of its controlled affiliates, directly or indirectly, (a) acquires or otherwise purchases, or is acquired by or otherwise purchased by, any other person, (b) engages in a business combination with any other person(s) or (c) acquires or otherwise purchases all or a material portion of the assets or businesses of any other Persons(s) (in the case of each of clause (a), (b) and (c), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise). Notwithstanding the foregoing or anything to the contrary herein, none of the Business Combination Agreement, the Ancillary Agreements nor the Transactions shall constitute a SPAC Acquisition Proposal.

NYSE Listing

Through the Closing, Omnichannel has agreed to use reasonable best efforts to ensure Omnichannel remains listed as a public company on, and for shares of Omnichannel common stock to be listed on, the NYSE. Omnichannel has agreed to use reasonable best efforts to cause the Pubco common stock to be issued in connection with the Business Combination to be approved for listing on the NYSE as promptly as practicable following the issuance thereof, subject to official notice of issuance, prior to the Effective Time.

Directors and Officers Liability Insurance and Indemnification

Prior to Closing, Kin and Omnichannel have agreed to reasonably cooperate to obtain directors’ and officers’ liability insurance that shall be effective after Closing. From and after the Effective Time of the Business Combination, Omnichannel and Pubco have agreed that they shall indemnify and hold harmless each present and former director or officer of Omnichannel, Kin, and their respective subsidiaries, or any other person that may be a director or officer of Omnichannel, Kin or one of their respective subsidiaries prior to the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any actual or threatened proceeding or other action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time or relating to the enforcement by any such person of his or her rights under this indemnification provision, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Omnichannel, the Company, or its respective Subsidiaries would have been permitted under applicable Law and its certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such person, and shall advance expenses (including reasonable attorneys’ fees and expenses of any such Person as incurred to the fullest extent permitted under applicable law) (including, without limitation, in connection with any Proceeding brought by any such Person to enforce his or her rights under this indemnification provision). Without limiting the foregoing, Omnichannel shall, and shall cause Pubco and its subsidiaries to, (i) maintain for a period of not less than six years from the Effective Time provisions in its certificate of incorporation (if applicable), bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable to those persons than the provisions of such certificates of incorporation (if applicable), bylaws and other organizational documents as of the date of the Business Combination Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder, in each case, except as required by law. Omnichannel shall assume, and be liable for, and shall cause the Pubco and their respective Subsidiaries to honor, each of the covenants in this indemnification provision.

Transaction Litigation

From and after the date of the Business Combination Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, Omnichannel, on the one hand, and Kin, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder actions (including derivative claims) relating to this Business Combination Agreement, any ancillary agreement or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of Omnichannel, Merger Sub, Kin or any of their respective representatives (in their capacity as a representative of Omnichannel or Merger Sub) or, in the case of Kin, Kin or its subsidiaries or any of its representatives (in their capacity as a representative of any subsidiary). Omnichannel and Kin shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. Notwithstanding the foregoing, Kin shall, subject to and without limiting the covenants and agreements, and the rights of Omnichannel, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction Litigation; provided, however, that in no event shall Kin or its subsidiaries or any of their respective representatives settle or compromise any Transaction Litigation without the prior written consent of Omnichannel (not to be unreasonably withheld, conditioned or delayed, provided that it shall be deemed to be reasonable for Omnichannel to withhold, condition or delay its consent if any such settlement or compromise (A) does not provide for a legally binding, full, unconditional and irrevocable release of Omnichannel and its representatives that are the subject of such Transaction Litigation, (B) provides for (x) the payment of cash any portion of which is payable by Omnichannel or its representative(s) thereof or would otherwise constitute a Omnichannel liability or (y) any non-monetary, injunctive, equitable or similar relief against Omnichannel or its representative(s) or (C) contains an admission of wrongdoing or liability by Omnichannel or any of its representatives). Without limiting the generality of the foregoing, in no event shall Omnichannel or any of its representatives settle or compromise any Transaction Litigation without Kin’s prior written consent; provided, further, that Kin’s right to control Transaction Litigation pursuant to the Business Combination Agreement shall not apply with respect to any Transaction Litigation relating to a representative unless both Omnichannel and Kin consent to indemnify such representative in writing.

Other Covenants and Agreements

The Business Combination Agreement contains other covenants and agreements, including covenants related to:

•        Each of Kin and Omnichannel providing access, subject to certain specified restrictions and conditions, to the other party and its respective representatives reasonable access to Kin’s and Omnichannel’s (as applicable) and its subsidiaries’ properties, records, systems, contracts and commitments;

•        Kin waiving claims to the Trust Account in the event that the Business Combination does not consummate;

•        Omnichannel and Kin agreeing to take all actions necessary or appropriate to cause certain appointments to the board of Pubco;

•        Kin and Omnichannel cooperating on the preparation and efforts to make effective this proxy statement prospectus;

•        Omnichannel making certain disbursements from the Trust Account to Kin, and refraining from making disbursements to other parties;

•        Omnichannel and Kin obtaining directors’ and officers’ liability insurance;

•        Cooperation between Kin and Omnichannel in obtaining any material third-party consents required to consummate the Business Combination;

•        Agreement relating to the intended tax treatment of the transactions contemplated by the Business Combination Agreement and in the event if the parties mutually determine in good faith that the transactions will not qualify for such intended tax treatment, an agreement to use commercially reasonable efforts to restructure the transactions contemplated by the Business Combination Agreement in a manner that is reasonably expected to result in the intended tax treatment; and

•        Confidentiality and publicity relating to the Business Combination Agreement and the transactions contemplated thereby;

Representations and Warranties

The representations and warranties in the Business Combination Agreement do not survive the Effective Time (except as set forth below) and, as described below under “Termination”, if the Business Combination Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the Business Combination Agreement, unless a party willfully breached the Business Combination Agreement prior to such termination.

The representations and warranties of Kin that survive the Business Combination include Kin’s representations and warranties that (i) the information provided for inclusion or incorporation by reference into this proxy statement/prospectus is accurate, (ii) Kin has conducted its own independent analysis of Omnichannel and that it has been provided sufficient information to make an informed decision about entering agreements with Omnichannel, and that Kin has relied on such independent investigation, and (iii) Omnichannel has made no representations or warranties outside the Business Combination Agreement and the Ancillary Agreements on which Kin is relying.

Representations and Warranties of Kin

The Business Combination Agreement contains representations and warranties made by Kin to Omnichannel relating to a number of matters, including the following:

•        corporate organization, qualification to do business, good standing and corporate power;

•        capitalization;

•        requisite corporate authority to enter into the Business Combination Agreement and to complete the contemplated transactions;

•        financial statements;

•        absence of undisclosed liabilities;

•        required governmental and regulatory consents necessary in connection with the Business Combination;

•        required permits to own, lease or operate its properties or assets;

•        state licenses to engage in the business of insurance or as an insurance producer or agency or insurance adjuster and the applicable lines of authority in each state;

•        material contracts;

•        absence of changes constituting a Company Material Adverse Effect (as such term is defined below) since December 31, 2019 to the date of the Business Combination Agreement and absence of certain other changes;

•        absence of legal proceedings and absence of governmental orders;

•        compliance with applicable law;

•        employee compensation and benefits matters;

•        environmental matters;

•        intellectual property rights and licenses;

•        privacy policies and treatment of personal identifying information;

•        labor and employment matters;

•        tax matters;

•        real and personal property matters;

•        compliance with international trade and anti-corruption law

•        investments and securities, including bonds, stock, mortgages and other investment securities;

•        reserves;

•        insurance contracts;

•        reinsurance;

•        claims adjustment practices;

•        third-party producers;

•        insurance agency matters;

•        regulatory examinations and filing;

•        agreements with insurance regulators;

•        insurance for cybersecurity events;

•        compliance with international trade and anti-corruption laws; and

•        no additional representations and warranties.

Certain of these representations and warranties are qualified as to “materiality” or “Company Material Adverse Effect”. For purposes of the Business Combination Agreement, a “material adverse effect” with respect to Kin means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of Kin or its subsidiaries, taken as a whole; provided, however, that none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of the Business Combination Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) acts of war, sabotage or terrorism (including cyberterrorism) in the United States or any other territories in which a material portion of the business of Kin or its subsidiaries, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States, or changes therein, including changes in interest rates in the United States, (iv) changes in any applicable laws or GAAP or any official interpretation thereof, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which Kin or its subsidiaries operate, (vi) the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement including the impact thereof on the relationships, contractual or otherwise, of Kin or its subsidiaries with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third-parties related thereto (provided that this particular exception shall not apply to Kin’s representation and warranty that the transactions contemplated by the Business Combination Agreement does not violate the Kin governing document or any material contract to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by the Business Combination Agreement or that Kin’s fundamental representations are true and correct at the Effective

Time, to the extent it relates to such representations and warranties), (vii) any failure by Kin or its subsidiaries to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if otherwise contemplated by, and not otherwise excluded from, this definition), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof)), acts of God or other natural disasters or comparable events in the United States, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on Kin and its subsidiaries, taken as a whole, relative to other participants operating in the industries or markets in which Kin and its subsidiaries operate.

Representations and Warranties of Omnichannel

The Business Combination Agreement also contains representations and warranties made by Omnichannel to Kin relating to a number of matters, including the following:

•        corporate organization, qualification to do business, good standing and corporate power;

•        requisite corporate authority to enter into the Business Combination Agreement and to complete the contemplated transactions;

•        no violations of law;

•        broker’s and finder’s fees related to the Business Combination;

•        information supplied by Kin;

•        capitalization;

•        Omnichannel’s Trust Account;

•        indebtedness;

•        transactions with affiliates;

•        lack of legal proceeding or government order;

•        compliance with applicable law;

•        Omnichannel’s business activities;

•        internal controls;

•        compliance with Section 402 of the Sarbanes-Oxley Act;

•        compliance with corporate governance rules of the NYSE;

•        absence of undisclosed liabilities;

•        tax matters;

•        material contracts;

•        absence of changes that would arise to a material adverse effect;

•        employee benefits plans;

•        sponsor letter agreement;

•        compliance with international trade and anti-corruption laws; and

•        no additional representations and warranties.

The only representations and warranties of Omnichannel that survive the Business Combination include Omnichannel’s representations and warranties that (i) Omnichannel has provided a true and complete copy of the Sponsor Letter Agreement (discussed below) to Kin and that it is in compliance with the agreement, (ii) Omnichannel’s representation and warranty that it has conducted its own independent analysis of Kin and that it has been provided sufficient information to make an informed decision about entering agreements with Kin, and that Omnichannel has relied on such independent investigation, and (iii) Kin has made no representations or warranties outside the Business Combination Agreement and the Ancillary Agreements on which Omnichannel is relying.

Conditions to Closing

The completion of the Business Combination is subject to various conditions. There can be no assurance as to whether or when all of the conditions will be satisfied or waived.

Conditions to Each Party’s Obligations

The obligations of the parties to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

•        HSR Act.    The applicable waiting period under the HSR Act in respect of the Business Combination shall have expired or been terminated.

•        FLOIR Approval.    The Florida Office of Insurance Regulation’s (“FLOIR”) written approval of the Florida Change of Control Filing shall have been obtained.

•        TDI Filing.    The TDI Filing shall have been submitted to TDI.

•        No Prohibition.    There shall not have been entered, enacted or promulgated any law or order enjoining or prohibiting the consummation of the transactions contemplated by the Business Combination Agreement.

•        Registration Statement.    This registration statement shall have become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of the Registration Statement/Proxy Statement shall have been issued by the SEC and shall remain in effect with respect to the registration statement, and no action seeking such a stop order shall have been threatened or initiated by the SEC and remain pending.

•        Kin Stockholder Approvals.    Kin stockholder approval shall have been obtained.

•        Omnichannel Stockholder Approval.    Omnichannel stockholder approval shall have been obtained.

•        Net Tangible Assets,    After giving effect to the transactions contemplated by the Business Combination Agreement, Omnichannel shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the offer.

•        NYSE Listing.    The Pubco shares to be issued in connection with the transactions contemplated by the Business Combination Agreement shall have been approved for listing on the NYSE, subject only to official notice of issuance thereof.

•        Ancillary Agreements.    Each ancillary agreement (other than the subscription agreements) shall have been executed and delivered by the parties thereto and shall be in full force and effect.

Additional Conditions to the Obligations of Omnichannel

The obligations of Omnichannel to consummate the Business Combination are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Omnichannel if permitted by law:

•        Kin Representations.

•        Certain of the representations and warranties of Kin regarding organization and qualification authority, absence of changes and brokers’ fees shall be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) in all material respects as of the date of the Merger Agreement and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

•        The representation and warranties of Kin regarding capitalization shall be true and correct in all respects (except for de minimis inaccuracies).

•        The representations and warranties of Kin regarding the non-existence of a material adverse effect shall be true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date.

•        All other representations and warranties of Kin shall be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) in all respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect

•        Kin Performance.    Kin shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by Kin under the Business Combination Agreement at or prior to the Closing

•        No Material Adverse Effect.    Since the date of the Business Combination Agreement, no Company Material Adverse Effect has occurred that is continuing.

•        Certification of Satisfaction of Kin Conditions.    At or prior to the Closing, Kin shall have delivered, or caused to be delivered, to Omnichannel a certificate duly executed by an authorized officer of the Company, dated as of the Closing date, to the effect that the conditions specified in the Business Combination Agreement are satisfied, in a form and substance reasonably satisfactory to Omnichannel.

•        Kin Board Resolutions.    Omnichannel shall have received a certificate of the secretary or equivalent officer of Kin certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of the Company authorizing the execution, delivery, and performance of the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement, and that all such resolutions are in full force and effect and are all of the resolutions adopted in connection with the transactions contemplated by the Business Combination Agreement.

•        Termination of Certain Kin Contracts.    Kin shall have delivered to Omnichannel evidence that is reasonably satisfactory to Omnichannel of the termination of each of agreement requiring termination as agreed upon between Omnichannel and Kin.

Additional Conditions to the Obligations of Kin

•        Omnichannel Representations.

•        Certain of the representations and warranties of Omnichannel regarding organization and qualification authority, absence of changes and brokers’ fees shall be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) in all material respects as of the date of the Merger Agreement and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

•        The representation and warranties of Omnichannel regarding capitalization shall be true and correct in all respects (except for de minimis inaccuracies).

•        The representations and warranties of Omnichannel regarding the non-existence of a material adverse effect shall be true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date.

•        All other representations and warranties of Omnichannel shall be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) in all respects as of the date of the Merger Agreement and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect.

•        Omnichannel Performance.    Omnichannel shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by Omnichannel under the Business Combination Agreement at or prior to the Closing.

•        Aggregate Transaction Proceeds.    The aggregate transaction proceeds shall be greater than or equal to $200,000,000.

•        Omnichannel Board Resolutions.    Kin shall have received a certificate of the secretary or equivalent officer of Omnichannel certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Omnichannel authorizing the execution, delivery, and performance of the Business Combination Agreement and the Business Combination, and that all such resolutions are in full force and effect and are all of the resolutions of the board of directors of Omnichannel adopted in connection with the Business Combination.

•        Certification of Satisfaction of Omnichannel Conditions.    At or prior to the Closing, Omnichannel shall have delivered, or caused to be delivered, to Kin a certificate duly executed by an authorized officer of Omnichannel, dated as of the Closing date, to the effect that the conditions specified in the Business Combination Agreement are satisfied, in a form and substance reasonably satisfactory to Kin.

Termination

Mutual Termination Rights

The Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned by mutual written consent of Omnichannel and Kin.

Termination Rights

Either party may unilaterally terminate the Business Combination Agreement if one of the circumstances described below are satisfied:

•        the representations and warranties of the other party are not true or correct or a covenant of the other party is not performed, such that the applicable closing condition could not be satisfied and such failure of such representation and warranty to be true or the failure of performance of the covenant is not cured or cannot be cued within thirty days or prior to April 19, 2022;

•        the Transaction has not been consummated by April 19, 2022;

•        a government entity has issued an order restraining or otherwise prohibiting the Business Combination; and

•        The approval of the Omnichannel stockholders has not been obtained at the stockholder meeting voting thereon.

In addition, Kin may unilaterally terminate the Business Combination Agreement if the Omnichannel Board of Directors changes its recommendations with respect to the proposals set forth in this proxy statement/prospectus prior to the time the Omnichannel stockholders approve the Business Combination.

Effect of Termination

In the event of the termination of the Business Combination Agreement pursuant to any of the provisions described above, the Business Combination Agreement shall forthwith become void (and there shall be no liability or obligation on the part of the parties and their respective non-party affiliates) with the exception of (a) the confidentiality obligations set forth therein, each of which shall survive such termination and remain valid and binding obligations of the parties and (b) the confidentiality agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their respective terms. Notwithstanding the foregoing or anything to the contrary herein, the termination of the Business Combination Agreement shall not affect (i) any liability on the part of any party for any willful breach of any covenant or agreement set forth in the Business Combination Agreement prior to such termination or fraud, or (ii) any person’s liability under the ancillary agreements to which he, she or it is a party to the extent arising from a claim against such person by another person party to such agreement on the terms and subject to the conditions thereunder.

Amendment

The Business Combination Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by Omnichannel, Merger Sub and Kin. The Business Combination Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by either Omnichannel, Merger Sub or Kin effected in a manner which does not comply therewith shall be null and void.

Specific Performance

The parties to the Business Combination Agreement agree that they shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Business Combination Agreement and to enforce specifically the terms of provisions thereof prior to valid termination of the Business Combination Agreement.

ANCILLARY AGREEMENTS RELATED TO THE BUSINESS COMBINATION

Subscription Agreements

Omnichannel entered into Subscription Agreements, each dated as of July 19, 2021, with PIPE Investors, pursuant to which, among other things, Omnichannel agreed to issue and sell, in private placements to close immediately prior to the Closing, an aggregate of 8,042,500 shares of Omnichannel Class A common stock (the “PIPE Shares”) for $10.00 per share for aggregate gross proceeds of $80.425 million. The Subscription Agreements provide that the Company will, within 30 days after the Closing, file with the SEC a registration statement (the “Post-Closing Registration Statement”) registering the resale of the PIPE Shares and will use its commercially reasonable efforts to have such Post-Closing Registration Statement declared effective as soon as practicable after the filing thereof but in any event no later than the earlier of (i) 60 days (or 120 days if the SEC notifies the Pubco that it will “review” the Post-Closing Registration Statement) following the Closing Date and (ii) the 10th business day after the date the Pubco is notified in writing by the SEC that the Post-Closing Registration Statement will not be “reviewed” or will not be subject to further review. Under limited circumstances, Pubco may cause the registration statement to become effective after this timeframe for the purpose of curing a material misstatement in the registration statement. In the event that the SEC limits the use of Rule 415 for the PIPE Investor shares, the Pubco will register each PIPE Investor’s shares on a pro rata basis. The parties to the Subscription Agreements will not have any “demand” rights with respect to underwritten offerings or “piggyback” rights with respect to equity offerings initiated by the Pubco of the parties to the Registration Rights Agreement.

Omnichannel and Sponsor may enter into new subscription agreements or other alternative arrangements (including, without limitation, non-redemption agreements, backstop agreements for the trust account, etc.) in order to ensure that the aggregate transaction proceeds shall be greater than or equal to $200,000,000 at the Closing.

Certain affiliates of the Sponsor and Omnichannel are party to the Subscription Agreements. Matt Higgins (the Chief Executive Officer, Chairman and a director of Omnichannel), Mark Gerson (a director of Omnichannel), Aidan Kehoe (an Omnichannel advisor) and Garysquad III LLC (affiliated with Omnichannel advisor Gary Vaynerchuk) have each agreed to participate in the PIPE Investment and purchase 300,000 shares, 100,000 shares, 200,000 shares and 15,000 shares, respectively, of Omnichannel for an aggregate purchase price of $3 million, $1 million, $2 million and $150,000, respectively, of Omnichannel for aggregate purchase prices of $3 million, $1 million, $2 million and $150,000, respectively.

Sponsor Letter Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor and certain insiders of Omnichannel entered into an Agreement (the “Sponsor Letter Agreement”) with Omnichannel and Merger Sub, pursuant to which the Sponsor and such insiders agreed to vote all shares of Omnichannel common stock beneficially owned by them in favor of the Business Combination and each other proposal related to the Business Combination included on the agenda for the Special Meeting of stockholders relating to the Business Combination, to appear at such meeting or otherwise cause their shares to be counted as present for purposes of establishing quorum at such meeting, to vote against any proposal that would impede the Transaction and to vote against any change in business, management or board of directors of Omnichannel other than in connection with the Transaction, and not to redeem any of their shares.

Also, in connection with the Business Combination, the Sponsor agreed to forfeit 774,375 Founder Shares and 1,226,000 Private Placement Warrants.

The Sponsor Letter Agreement also contains a provision for a lock-up of the Founder Shares following the Business Combination. The relevant provision provides that the Sponsor and the insiders party to the agreement will not transfer, except in limited circumstances, any shares (Founder Shares or Class A common stock) until the earlier of (i) one year after the Business Combination, (ii) any time during which the closing price of the Class A common stock equals or exceeds $12.00 per share (adjusted for any stock split, stock dividend, or the like) for 20 days in any 30-day period (such period commencing at least 150 days after the Business Combination), or (iii) the date on which Omnichannel completes a liquidation, merger or similar transaction that results in all Omnichannel stockholders having the right to exchange Class A common stock for cash, securities or other property. In the event that Kin waives, releases, or terminates the Lockup Agreement (such agreement discussed below) with respect to any shares or holders, then the holders of the Founder Shares subject to this Sponsor Letter Agreement shall be granted a pro rata share in such waiver, release or termination.

Pursuant to the Sponsor Letter Agreement, the Founder Shares not forfeited will be converted into one share of Pubco common stock in connection with the Closing.

The insiders who are party to the Sponsor Letter Agreement include our directors and executive officers, Matt Higgins, Christine Pantoya, Austin Simon, Bobbi Brown, Albert Carey, Priya Dogra, Mark Gerson, Emmett Shine and Vicky Free.

Transaction Support Agreement

In connection with the execution of the Business Combination Agreement, certain Kin stockholders (the “Kin Supporting Stockholders”) have entered into a Transaction Support Agreement (the “Transaction Support Agreement”) with Omnichannel and Merger Sub. Pursuant to this agreement, the Kin Supporting Stockholders agree to deliver, within three (3) days of the Registration Statement/Proxy Statement becoming effective, a written consent to adopt the Business Combination Agreement and related documents, to waive stockholder notice rights in connection with the Business Combination, and, if a holder of preferred stock, to consent to the preferred stock conversion. In addition, the Kin Supporting Stockholders agree, that in the event of an annual or special meeting of stockholders, to (i) appear or cause his or her shares to be counted present for quorum purposes, (ii) vote in favor of the Business Combination and any other matters reasonably requested by Kin to consummate the Business Combination, (iii) vote against any proposal that would materially impede the Business Combination, (iv) vote in favor or consent to the Business Combination in any other circumstance so required for completion of the Transaction. In the event that the stockholder fails to so comply, the stockholder irrevocably constitutes and appoints the Kin chief executive officer as attorney-in-fact and proxy for any stockholder action required for the Business Combination. In order to approve the Business Combination, Kin must receive (i) approval from the holders of at least a majority of the issued and outstanding Kin preferred stock, voting together as a single class, on an as-converted basis and (ii) the affirmative vote or written consent of the holders of Kin capital stock holding more than fifty percent (50%) of the then issued and outstanding Kin capital stock, on an as-converted basis. The shares held by Kin Supporting Stockholders account for 94% of the outstanding shares of Kin capital stock, on an as-converted basis, and 93% of the outstanding shares of Kin preferred stock.

In addition to the foregoing, each Kin Supporting Stockholder agrees to a non-solicit, whereby he or she agrees not to solicit, initiate, knowingly encourage, knowingly facilitate, discuss or negotiate a Kin Acquisition Proposal.

Lockup Agreement

In connection with the execution of the Business Combination Agreement, certain Kin stockholders have entered into lockup agreements (the “Lockup Agreements”) with Omnichannel. Pursuant to the Lockup Agreements, each executing stockholder may not, with limited exceptions, transfer shares until the earlier of (i) 180 days after Closing or (ii) the date on which Omnichannel completes a liquidation, merger or similar transaction that occurs after Closing that results in all Omnichannel stockholders having the right to exchange Class A common stock for cash, securities or other property. In the event that Pubco waives, releases, or terminates the lockup provision in the Sponsor Letter Agreement (such agreement discussed above) with respect to any shares held by Sponsors, then the holders of the common stock subject to this Lockup Agreement shall be granted a pro rata share in such waiver, release or termination. Following the Closing, approximately 73.6% of shares of Pubco common stock will be subject to lockups, including 5,162,500 shares of Pubco common stock subject to lockups in accordance with the terms of the Sponsor Letter Agreement.

Registration Rights Agreement

In connection with the execution of the Business Combination Agreement, certain Kin equityholders (August Capital VII, L.P., Sean Harper, Lucas Ward, Angel Conlin, Joshua Cohen, Bret Harper, HS Santanoni LP, HSCM F1 Master Fund Ltd., HSCM Bermuda Fund Ltd., HSCM Bermuda Insurtech Fund LP, HS Opalescent LP, HSCM Ventures Fund 2 LP, Commerce Ventures II, LP and Commerce Ivy II-A, LLC) have entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with Omnichannel and Sponsor. Pursuant to the Registration Rights Agreement, within 30 days of Closing, Pubco will file a registration statement registering for resale the (i) Omnichannel common stock held by the Sponsor as converted into the Pubco common stock post-Closing; (ii) the Private Placement Warrants, (iii) any Pubco common stock or warrants held by a holder signatory to the Registration Rights Agreement, (iv) Pubco common stock acquired by any holder signatory to the

Registration Rights Agreement upon the exercise of a warrant or similar right, (v) any shares or warrants otherwise acquired by a holder signatory to the Registration Rights Agreement, and (vi) any other equity security issued with respect to any of (i)-(v) pursuant to a reorganization, stock split, stock dividend or like transaction. Pubco shall thereafter maintain a registration statement that is continuously effective and shall cause the registration statement to become effective again in the event that it ceases to be effective. At any time that the registration statement is effective, any holder signatory to the Registration Rights Agreement may request to sell all or a portion of its securities that are registrable in an underwritten offering pursuant to the registration statement.

The holders who are signatories to the Registration Rights Agreement also have customary piggyback registration rights. Pursuant to the Registration Rights Agreement, Pubco agrees to indemnify the holders of registrable securities who are signatories to the agreement along with their affiliates and representatives. The holders agree to indemnify Pubco with respect to any registration statement made pursuant to the agreement.

The 14 Kin stockholders who are party to the Registration Rights Agreement represent 50.3% of the capitalization of Kin. Following the Closing, approximately 41.0% of shares of Pubco common stock will be subject to registration rights, comprised of shares of Pubco common stock held by the Sponsor and its affiliates, certain pre-closing Kin stockholders, including officers, and PIPE investors.

Director Nomination Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor and Pubco will enter a Director Nomination Agreement pursuant to which the Sponsor will hold certain rights to nominate members of the Board. First, Sponsor has the right to nominate Matt Higgins to Pubco’s board. This nomination right terminates and is of no further effect in the event of the vacancy of Matt Higgin’s board seat resulting from his resignation, death, retirement, disability or removal. Second, until fifteen (15) months after the agreement, Sponsor has the right to name a second board member who is independent under NYSE listing rules and audit committee purposes, provided that such nominee is reasonably acceptable to Pubco. Pubco agrees to take all steps necessary to ensure such directors are seated, including by placing such nominees on the Pubco’s slate of candidates for the board for stockholder approval. If, pursuant to these terms, the Sponsor is no longer entitled to the nomination, then the Sponsor nominee shall tender his or her resignation from the board upon Pubco’s request. Upon election, Pubco shall indemnify the Sponsor nominee and the nominee shall be entitled to compensation commensurate with that of others on the board.

THE CHARTER PROPOSAL

Overview

In connection with the Business Combination, Omnichannel is asking its stockholders to approve the adoption of the Proposed Charter, in the form attached hereto as Annex B. If the Business Combination and the Charter Proposal are approved, the Proposed Charter would replace the Current Charter.

The Charter Proposal is conditioned on the approval of the Business Combination Proposal and the other condition precedent proposals. Therefore, if the Business Combination Proposal is not approved, the Charter Proposal will have no effect, even if approved by the Omnichannel stockholders.

Comparison of Current Charter to Proposed Charter

The following is a summary of the key changes effected by the Proposed Charter relative to the Current Charter. This summary is qualified in its entirety by reference to the full text of the Proposed Charter, a copy of which is included as Annex B.

Reasons for the Approval of the Charter Proposal

In the judgment of the Omni Board, the Proposed Charter is necessary to address the needs of the post-Business Combination company. In particular:

•        the name of the new public entity is desirable;

•        the greater number of authorized shares of capital stock is desirable for Pubco to have sufficient shares to complete the Business Combination and have additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits; and

•        the provisions that relate to the operation of Omni as a blank check company prior to the consummation of its initial business combination will not be applicable to Pubco (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).

Vote Required for Approval

Approval of the Charter Proposal requires the affirmative vote of a majority of the outstanding Omnichannel Shares, voting together as a single class. A failure to vote, abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal. In addition, Advisory Proposal C requires the affirmative vote of a majority of at least 90% of Omnichannel’s holders of Class B common stock voting.

Recommendation of Omnichannel Board

THE OMNICHANNEL BOARD OF DIRECTORS RECOMMENDS THAT OMNICHANNEL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.

The existence of financial and personal interests of one or more of Omnichannel’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Omnichannel and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Omnichannel’s Directors and Officers in the Business Combination” for a further discussion.

THE ADVISORY CHARTER PROPOSALS

Overview

In connection with the Business Combination, Omnichannel is asking its stockholders to vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Charter. This separate vote is not otherwise required by Delaware law separate and apart from the Charter Proposal but, pursuant to SEC guidance, Omnichannel is required to submit these provisions to its stockholders separately for approval, allowing stockholders the opportunity to present their separate views on important governance provisions. However, the stockholder votes regarding these proposals are advisory votes, and are not binding on Omnichannel or the Omnichannel board of directors (separate and apart from the approval of the Charter Proposal). In the judgment of the Omnichannel board of directors, these provisions are necessary to adequately address the needs of Pubco. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from approval of the Charter Proposal).

Advisory Charter Proposals

Advisory Charter Proposal	Omnichannel Current Charter	Proposed Charter
Advisory Proposal A — Changes in Share Capital

Under the Current Charter, Omnichannel is currently authorized to issue 401,000,000 shares of capital stock, consisting of (a) 400,000,000 shares of common stock, including 380,000,000 shares of Class A common stock, par value $0.0001 per share, and 20,000,000 shares of Class B common stock, par value $0.0001 per share, and (b) 1,000,000 shares of preferred stock, par value $0.0001 per share.

Under the Proposed Charter, Pubco will be authorized to issue        shares of capital stock, consisting of (i)        shares of Pubco common stock, par value $0.0001 per share and (ii)        shares of preferred stock, par value $0.0001 per share.

Advisory Proposal B — Reclassification of Common Stock to a Single Class

The Current Charter authorizes the issuance of 400,000,000 shares of common stock, including 380,000,000 shares of Class A common stock, par value $0.0001 per share, and 20,000,000 shares of Class B common stock, par value $0.0001 per share. Prior to the Business Combination, Omnichannel’s Class A shares have no right to vote on the election or removal of a director and holders of the Class B shares have the exclusive right to vote on removal of directors. Omnichannel’s Class B shares automatically convert on a pro rata basis to Pubco common stock upon the Business Combination.

The Proposed Charter authorizes the issuance of shares of common stock and makes no further reference to any class distinction among common stockholders.
Advisory Proposal C — Required Vote to Remove Directors

The Current Charter provides that, prior to the Business Combination, a director may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all outstanding shares of Class B common stock entitled to vote.

Under the Proposed Charter, a director may be removed from office under the same conditions, at any time and only for cause, but only by an affirmative vote of the holders of two-thirds (66 2/3%) of the voting power of all of the then outstanding shares of voting stock.

Advisory Charter Proposal	Omnichannel Current Charter	Proposed Charter
Advisory Proposal D — Required Vote to Amend the Charter

Under the Current Charter, the Current Charter may be amended by Omnichannel in the manner prescribed by the DGCL. Any such amendment requires a majority vote of the Class B shareholders, voting as a class. The provision that provides for election and removal of board members prior to the Business Combination requires approval of a majority of at least 90% vote of the of Omnichannel’s Class B common stock shareholders voting for the amendment.

Under the Proposed Charter, certain provisions of the Proposed Charter may be amended only by the affirmative vote of at least two-thirds (66 2/3%) of the total voting power of all then outstanding shares entitled to vote. Certain other provisions, including the number of shares Pubco is authorized to issue, may be amended by a majority of stockholders.

Advisory Proposal E — Required Vote to Amend the Bylaws

Under the Current Charter, the Bylaws may be amended by a majority vote of the board and an affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock entitled to vote.

Under the Proposed Charter, the bylaws of Pubco may be amended by an affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all then outstanding shares of voting stock entitled to vote.

Reasons for Approval of the Advisory Charter Proposals

Advisory Charter Proposal A — Changes in Share Capital

The Proposed Charter is intended to provide adequate authorized share capital to (i) accommodate the issuance of shares of Pubco common stock as part of the stock consideration in the Business Combination and (ii) provide flexibility for future issuances of shares of Pubco common stock if determined by the Pubco board of directors to be in the best interests of Pubco after the consummation of the Business Combination without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Advisory Proposal B — Reclassification of Common Stock to a Single Class

Omnichannel shareholders are being asked to approve reclassification of Pubco common stock to a single class. The new charter provides for the issuance of common stock and preferred stock, and does not provide for the issuance of Class A and Class B common stock. At the Effective Time, any distinction between the rights of Class A and Class B common stock will not survive conversion to Pubco stock. Pursuant to the Current Charter and in connection with the Business Combination, each share of Omnichannel Class A common stock will be reclassified as Pubco common stock and each share of Omnichannel Class B common stock will convert into one (1) share of Pubco common stock. Shareholders should support this change because it grants equal rights to vote on all shareholder proposals to all shareholders.

Advisory Charter Proposal C — Required Vote to Remove Directors

The Omnichannel Board believes that the supermajority voting requirements described in Advisory Charter Proposal B is appropriate to protect all stockholders of Pubco. In reaching this conclusion, the Board is cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of shares of common stock following the Business Combination. A supermajority voting requirement encourages the stockholder or group of stockholders seeking board removal to negotiate with the existing board and thus may protect the interests of minority shareholders.

Advisory Charter Proposal D — Required Vote to Amend the Charter

The Omnichannel Board believes that the supermajority voting requirements described in Advisory Charter Proposal C is appropriate to protect all stockholders of Pubco. In reaching this conclusion, the Board is cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of shares of common stock following the Business Combination. A supermajority voting requirement encourages the stockholder or group of stockholders seeking amendment to negotiate with the existing board, may protect the interests of minority shareholders and encourage long-term decision-making for Pubco.

Advisory Charter Proposal E — Required Vote to Amend the Charter

The Omnichannel Board believes that the supermajority voting requirements described in Advisory Charter Proposal C is appropriate to protect all stockholders of Pubco. In reaching this conclusion, the Board is cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of shares of common stock following the Business Combination. A supermajority voting requirement encourages the stockholder or group of stockholders seeking amendment to negotiate with the existing board, may protect the interests of minority stockholders and encourage long-term decision-making for Pubco.

Vote Required for Approval

Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

Recommendation of Omnichannel Board

THE OMNICHANNEL BOARD OF DIRECTORS RECOMMENDS THAT OMNICHANNEL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY CHARTER PROPOSALS.

The existence of financial and personal interests of one or more of Omnichannel’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Omnichannel and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Omnichannel’s Directors and Officers in the Business Combination” for a further discussion.

THE STOCK ISSUANCE PROPOSAL

Overview

Assuming the business combination proposal and each of the charter proposals are approved, our stockholders are also being asked to approve the stock issuance proposal.

Omnichannel’s units, shares of Omnichannel Class A common stock and Public warrants are currently listed on the NYSE and, as such, we are seeking stockholder approval for the issuance of        shares of Omnichannel Class A common stock, of which        shares shall be issued in connection with the Private Placement, in order to comply with the applicable listing rules of the NYSE.

Why Omnichannel Needs Stockholder Approval

We are seeking shareholder approval in order to comply with NYSE Listing Rule 312.03(c). Under NYSE Listing Rule 312.03(c), shareholder approval is required prior to the issuance of securities in connection with any transaction or series of related transactions if one of the following apply: (A) the issued stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Notwithstanding the foregoing, a transaction does not require shareholder approval for any such issuance involving (i) any public offering for cash, or (ii) any other financing in which the company is selling securities for cash, if such financing involves a sale of common stock (or securities convertible into or exercisable for common stock) at a price at least as great as the official closing price on the day of the Business Combination Agreement (or the average of closing prices of the previous five days, whichever is lower), provided that shareholder approval will be required if the securities in such financing are issued in connection with of the stock or assets of another company and either (A) or (B) above applies. Collectively, Omnichannel may issue 20% or more of our outstanding common stock or 20% or more of the voting power, in each case outstanding before the issuance, pursuant to the issuance of common stock in connection with the Private Placement. Under NYSE Listing Rule 503(d), shareholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. In determining whether a change of control has occurred, NYSE will consider all relevant factors including, but not limited to, post-transaction stock ownership, changes in the management, board of directors, voting power, nature of the business, relative size of the entities, and financial structure of the company. Generally, if a transaction results in an investor or group of investors obtaining a 20% interest or a right to acquire that interest in a company on a post-transaction basis, and that ownership position would be the largest, the transaction may be presumed to be a change of control and should be carefully reviewed. In light of the facts and circumstances of the Business Combination, NYSE will likely assess that a change of control has occurred.

Under NYSE Listing Rule 503(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the closing price on the day of such sale (or the average closing price of the previous five days, whichever is lower) if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Effect of the Proposal on Current Stockholders

In the event that this proposal is not approved by Omnichannel stockholders, the Business Combination may not be consummated. In the event that this proposal is approved by Omnichannel stockholders, but the Business Combination Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of Omnichannel Class A common stock pursuant to the Subscription Agreements, Omnichannel will not issue the shares of Omnichannel Class A common stock.

Vote Required for Approval

If the Business Combination Proposal is not approved, the Stock Issuance Proposal will not be presented at the Special Meeting. The approval of the Stock Issuance Proposal requires the majority of the votes cast by the Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting.

Failure to submit a proxy at the Special Meeting or a broker non-vote will have no effect on the Stock Issuance Proposal.

The Business Combination is conditioned upon the approval of the Stock Issuance Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Stock Issuance Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Stock Issuance Proposal will not be effected.

Omnichannel’s Sponsor has agreed to vote the Founder Shares and any public shares owned by them in favor of the Stock Issuance Proposal. See “Other Agreements — Sponsor Letter Agreement” for more information.

Recommendation of the Omnichannel Board of Directors

OMNICHANNEL’S BOARD OF DIRECTORS RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of Omnichannel’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Omnichannel and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Omnichannel’s Directors and Officers in the Business Combination” for a further discussion.

THE INCENTIVE PLAN PROPOSAL

Summary of the Incentive Plan

The holders of Omnichannel Shares are being asked to approve the Kin Insurance Inc. 2021 Omnibus Incentive Plan, referred to as the Incentive Plan. The Omnichannel Board intends to adopt the Incentive Plan, subject to approval from the holders of Omnichannel Shares. If approved, the Incentive Plan will become effective upon the Closing and will be used by the Company following the Closing. Where the interests of Kin (before the Closing) and the interests of the Company (following the Closing) are the same with respect to the Incentive Plan, the term “Company” will be used.

The Omnichannel Board believes that the Company must offer a competitive equity incentive program if it is to successfully attract and retain the best possible candidates for positions of substantial responsibility within the Company. The Omnichannel Board expects that the Incentive Plan will be an important factor in attracting, retaining and rewarding high caliber employees who are essential to the Company’s success and in providing incentive to these individuals to promote the success of the Company.

General

The purposes of the Incentive Plan are to attract, retain and motivate officers and key employees (including prospective employees), directors, consultants and others who may perform services for the Company to compensate them for their contributions to the long-term growth and profits of the Company and to encourage them to acquire a proprietary interest in the success of the Company. These incentives are provided through the grant of stock options (including incentive stock options intended to be qualified under Section 422 of the Code), stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights and other stock-based or cash-based awards. Any of these awards may, but need not, be made as performance-based incentive awards.

Authorized Shares

A total number of shares of Company common stock, par value $0.0001, equal to 10% of the total number of issued and outstanding shares of Company common stock on a fully diluted basis as of the Closing will initially be authorized and reserved for issuance under the Incentive Plan, which using the assumptions described under the section entitled “      ” would be        shares of Company common stock. The number of shares authorized and reserved for issuance will be subject to an annual increase for ten years on the first day of each calendar year beginning January 1, 2022 and ending on and including January 1, 2031, equal to the lesser of (A) 5% of the aggregate number of the total number of issued and outstanding shares of Company common stock on a fully diluted basis outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by the board of directors of the Company. The maximum number of shares of Company common stock that may be issued pursuant to the exercise of incentive stock options (“ISOs”) granted under the Incentive Plan will be equal to 30% of the total number of issued and outstanding shares of Company common stock on a fully diluted basis as of the Closing.

If shares covered by an award are not purchased or are forfeited or expire, or otherwise terminate without delivery of any shares subject thereto, then such shares will, to the extent of any such forfeiture, termination, cash-settlement or expiration, be available for future grant under the Incentive Plan. The payment of dividend equivalent rights in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the Incentive Plan, and shares tendered by a participant or withheld by the Company in payment of the exercise price of a stock option or to satisfy any tax withholding obligation for an award will again be available for future awards.

Adjustments to Shares Subject to the Incentive Plan

In the event of a recapitalization, stock split, reverse stock split, stock dividend, spinoff, split up, combination, reclassification or exchange of shares, merger, consolidation, rights offering, separation, reorganization or liquidation or any other change in the corporate structure or shares, including any extraordinary dividend or extraordinary distribution that results in any increase or decrease in the number of issued shares, the administrator (as defined below) has the authority to make appropriate adjustments to the aggregate number of shares and class of shares as to which awards may be granted, the limitations as to grants to non-employee directors, the number of shares covered by each outstanding award and the option price for each related outstanding option and stock appreciation right.

Administration

The compensation committee of the Company’s board of directors will administer the Incentive Plan (referred to as the “administrator”); provided that such committee consist of at least two members of the Company’s board of directors, each of whom qualifies as a non-employee director under Rule 16b-3 of the Exchange Act, and as an independent director under the rules of the stock exchange for so long as the Company is a publicly traded corporation. Subject to the provisions of the Incentive Plan, the administrator has the power to administer the Incentive Plan, including but not limited to, the authority to (i) construe, interpret and implement the Incentive Plan and each award, (ii) make all determinations necessary or advisable in administering the Incentive Plan, (iii) direct the Company to grant awards pursuant to the Incentive Plan, (iv) determine the grantees to whom and the times at which awards will be granted, (v) determine the price at which options are granted, (vi) determine the type of option to be awarded and the number of shares subject to such option, (vii) determine the number of shares granted pursuant to each award and (viii) approve the form and terms and conditions of the award documents and of each award. The administrator’s interpretation and construction of any provisions of the Incentive Plan or any award are final, binding and conclusive.

Eligibility

Awards may be granted to employees, non-employee directors, consultants and advisors of the Company and any parent or subsidiary corporation of the Company. Incentive stock options may be granted only to employees who, as of the time of grant, are employees of the Company or any parent or subsidiary corporation of the Company. Following the effective date of the Incentive Plan, there are expected to be approximately        employees,        non-employee directors and        other consultants and advisors who will be eligible to receive awards under the Incentive Plan.

Stock Options

Stock options in the form of nonstatutory stock options or incentive stock options may be granted under the Incentive Plan. The administrator determines the number of shares subject to each option. The administrator determines the exercise price of options granted under the Incentive Plan; provided that the exercise price must at least be equal to the fair market value of the Company common stock on the date of grant. The term of a stock option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of the Company’s outstanding stock, the term of an incentive stock option must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The grantee may pay the exercise price of an option (i) by personal check, (ii) shares of the same class as those to be granted by exercise of the stock option, (iii) any other form of consideration approved by the Company and permitted by applicable law, or (iv) any combination of the foregoing. An option may not be exercised later than the expiration of its term. Subject to the provisions of the Incentive Plan, the administrator determines the other terms of options.

Stock Appreciation Rights

Stock appreciation rights may be granted under the Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of the Company common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. The grant price for a stock appreciation right may not be less than 100% of the fair market value per share on the date of grant. Subject to the provisions of the, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable. Incentive Plan.

Restricted Stock Awards

Restricted stock may be granted under the Incentive Plan. Restricted stock awards are grants of shares of Company common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director, consultant or advisor and, subject to the provisions of the Incentive Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting rights with respect to such shares upon grant unless the administrator provides otherwise. Unless the administrator determines otherwise, during the restricted period, all dividends or other distributions paid upon any restricted stock awards will be retained by the Company for the account of the Recipient. Such dividends or other distributions will revert to the Company if for any reason the restricted stock award upon which such dividends or other distributions were paid reverts to the Company. Upon the expiration of the restricted period, all such dividends or other distributions made on such restricted share and retained by the Company will be paid, without interest, to the Recipient.

Restricted Stock Units

Restricted stock units may be granted under the Incentive Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of Company common stock. Subject to the provisions of the Incentive Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment. A holder of restricted stock units will have only the rights of a general unsecured creditor of the Company, until the delivery of shares, cash or other securities or property. On the delivery date, the holder of each restricted stock unit not previously forfeited or terminated will receive one share, cash or other securities or property equal in value to one share or a combination thereof, as specified by the administrator.

Dividend Equivalent Rights

Dividend equivalent rights may be granted under the Incentive Plan. Dividend equivalent rights are entitlements to receive credits based on cash distributions that would have been paid on the shares of Company commons stock subject to an equity-based award granted to an individual as though such shares had been issued to and held by the grantee. Subject to the terms of the Incentive Plan, the administrator determines the terms and conditions of dividend equivalent rights.

Other Stock-Based or Cash-Based Awards

Other types of stock-based, stock-related or cash-based awards (including the grant or offer for sale of unrestricted shares of Company common stock, performance share awards, or performance units settled in cash) in amounts and under terms and conditions determined by the administrator.

Transferability of Awards

Unless otherwise determined by the administrator in its sole discretion, no award (or any rights and obligations thereunder) granted to any person under the Incentive Plan may be sold, exchanged, transferred, assigned, pledged, hypothecated or otherwise disposed of or hedged, in any manner (including through the use of any cash-settled instrument), whether voluntarily or involuntarily and whether by operation of law or otherwise, other than by will or by the laws of descent and distribution, and all such awards (and any rights thereunder) will be exercisable during the life of the recipient only by the recipient or the recipient’s legal representative.

Grants to Non-Employee Directors

Grants made to non-employee directors may be in any form other than incentive stock options. The fair value of any awards granted to a non-employee director, including cash compensation in respect of such director’s service, may not exceed $       in any one calendar year.

Change in Control

The Incentive Plan provides that in the event of a change in control, as defined under the Incentive Plan, each outstanding award will be treated as the administrator determines, including accelerating the expiration or termination date or the date of exercisability of an award, settling any award by means of a cash payment, or removing any restrictions from or imposing any additional restrictions on any outstanding awards. Notwithstanding the foregoing, if in connection with a change in control, participants’ awards are not continued, converted, assumed, or replaced with a substantially similar award, and provided that the relevant participants have not incurred a separation from service, then such participants’ awards generally shall become fully vested, exercisable and/or payable, as applicable, and will be cancelled upon the consummation of the change in control in exchange for the right to receive the change in control consideration payable to other holders of common stock, subject to additional requirements set forth in the Incentive Plan and as may apply under the individual award agreements or applicable law.

Amendment; Termination

The Company’s board of directors has the authority to amend the Incentive Plan from time to time; provided that such amendment does not materially adversely impair the rights of the recipient of any award without the recipient’s consent. Stockholder approval also is required to the extent necessary to comply with any applicable laws, regulations or rules of a securities exchange or self-regulatory agency. The Company’s board of directors has also reserved the right to terminate the Incentive Plan at any time.

Summary of the Material U.S. Federal Income Tax Consequences of the Incentive Plan

The following summary is intended only as a general guide to the material U.S. federal income tax consequences of participation in the Incentive Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside. As a result, tax consequences for any particular participant may vary based on individual circumstances. In particular, participants who are stationed outside the United States may be subject to foreign taxes as a result of the Incentive Plan.

Incentive Stock Options

An optionee recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. Optionees who neither dispose of their shares within two years following the date the option was granted nor within one year following the exercise of the option normally will recognize a capital gain or loss equal to the difference, if any, between the sale price and the purchase price of the shares. If an optionee satisfies such holding periods upon a sale of the shares, the Company will not be entitled to any deduction for federal income tax purposes. If an optionee disposes of shares within two years after the date of grant or within one year after the date of exercise (a “disqualifying disposition”), the difference between the fair market value of the shares on the exercise date and the option exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the optionee upon the disqualifying disposition of the shares generally should be deductible by the Company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

The difference between the option exercise price and the fair market value of the shares on the exercise date is treated as an adjustment in computing the optionee’s alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. General rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to optionees subject to the alternative minimum tax.

Nonstatutory Stock Options

Options not designated or qualifying as incentive stock options will be nonstatutory stock options having no special U.S. tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonstatutory stock option, the optionee normally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price, and such amount should be deductible by the Company for federal income tax purposes. If the optionee is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss. No tax deduction is available to the Company with respect to the grant of a nonstatutory stock option or the sale of the stock acquired pursuant to such grant.

Stock Appreciate Rights

In general, no taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant generally will recognize ordinary income, subject to wage and employment tax withholding if the grantee is an employee, in an amount equal to the fair market value of any shares of Company common stock or cash received. Any additional gain or loss recognized upon any later disposition of the shares, if any, would be capital gain or loss.

Restricted Stock Awards

A participant acquiring restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the vesting date. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant may elect, pursuant to Section 83(b) of the Code, to accelerate the ordinary income tax event to the date of acquisition by filing an election with the Internal Revenue Service no later than 30 days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Other Stock-Based and Other Cash-Based Awards

In the case of other stock-based and other cash-based awards, including dividend equivalents, depending on the form of the award, a participant subject to United States federal income tax will not be taxed upon the grant of such an award, but, rather, will recognize ordinary income for United States federal income tax purposes when such an award vests or otherwise is free of restrictions.

Section 409A

Section 409A of the Code provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events. If an award is subject to and fails to satisfy the requirements of Section 409A of the Code, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A’s provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation. Certain states have enacted laws similar to Section 409A which impose additional taxes, interest and penalties on non-qualified deferred compensation arrangements. The Company will also have withholding and reporting requirements with respect to such amounts.

Tax Effect for the Company

The Company generally will be entitled to a tax deduction in connection with an award under the Incentive Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option). General rules limit the deductibility of compensation paid to the Company’s chief executive officer and other “covered employees” as determined under Section 162(m) and applicable guidance.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF THE U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND THE COMPANY UNDER THE INCENTIVE PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF A PARTICIPANT’S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

New Plan Benefits

As of the date hereof, no awards have been granted under the Incentive Plan and no future grants are determinable.

Registration with the SEC

If the Incentive Plan is approved by our stockholders and becomes effective, Kin is expected to file a registration statement on Form S-8 registering the shares reserved for issuance under the Incentive Plan as soon as reasonably practicable after becoming eligible to use such form.

Equity Compensation Plan Information

Omnichannel did not maintain, or have any securities authorized for issuance under, any equity compensation plans as of December 31, 2020.

Vote Required for Approval

Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and broker non-votes have no effect on the outcome of the proposal but abstentions will have the same effect as votes “AGAINST” this proposal. If the Incentive Plan Proposal is not approved, the Incentive Plan will not be adopted, but Omnichannel and Kin may waive the condition that the Incentive Plan Proposal be approved and may nevertheless consummate the Business Combination.

Recommendation of the Board of Directors

THE OMNICHANNEL BOARD OF DIRECTORS RECOMMENDS THAT OMNICHANNEL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow Omnichannel’s board of directors to adjourn the Omnichannel Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the Omnichannel Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Proposals, the Stock Issuance Proposal or the Incentive Plan Proposal, or holders of Omnichannel Class A common stock have elected to redeem an amount of Omnichannel Class A common stock such that Omnichannel would have less than $5,000,001 of net tangible assets or the Minimum Cash Condition would not be satisfied or waived by Kin. In no event will Omnichannel’s board of directors adjourn the Omnichannel Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under Omnichannel’s existing charter and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Omnichannel’s stockholders, Omnichannel’s board of directors may not be able to adjourn the Omnichannel Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposal, the Charter Proposals, the Stock Issuance Proposal or the Incentive Plan Proposal, or holders of Omnichannel Class A common stock have elected to redeem an amount of Omnichannel Class A common stock such that Omnichannel would have less than $5,000,001 of net tangible assets or the Minimum Cash Condition would not be satisfied or waived by Kin, and may be unable to consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by May 24, 2022 (subject to the requirements of law), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.

Vote Required for Approval

The approval of the Adjournment Proposal requires the majority of the votes cast by the Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Omnichannel Special Meeting.

Failure to submit a proxy or to vote in person at the Omnichannel Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Adjournment Proposal.

The Business Combination is not conditioned upon the approval of the Adjournment Proposal.

The Sponsor has agreed to vote the Founder Shares and any public shares owned by them in favor of the Adjournment Proposal (if necessary). See “Other Agreements — Sponsor Agreement” for more information.

Recommendation of the Board of Directors

OMNICHANNEL’S BOARD OF DIRECTORS RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of Omnichannel’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Omnichannel and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Omnichannel’s Directors and Officers in the Business Combination” for a further discussion.

THE ESPP PROPOSAL

The holders of Omnichannel Shares are being asked to approve the Kin Insurance Inc. 2021 Employee Stock Purchase Plan, referred to as the ESPP. The Omnichannel Board intends to adopt the ESPP, subject to approval from the holders of Omnichannel Shares. If approved, the ESPP will become effective upon the Closing and will be used by the Company following the Closing. Where the interests of Kin (before the Closing) and the interests of the Company (following the Closing) are the same with respect to the ESPP, the term “Company” will be used.

The Omnichannel Board believes that the Company must offer a competitive employee stock purchase program if it is to successfully attract and retain the best possible candidates for positions of substantial responsibility within the Company. The Omnichannel Board expects that the ESPP will be an important factor in attracting, retaining and rewarding high caliber employees who are essential to the Company’s success and in providing incentive to these individuals to promote the success of the Company.

Summary of the ESPP

The following summary is not a complete statement of the ESPP and is qualified in its entirety by reference to the complete text of the ESPP, a copy of which is attached hereto as Annex      to this proxy statement/prospectus.

General

The ESPP will be comprised of two distinct components in order to provide increased flexibility to grant options to purchase shares of Company common stock under the ESPP. Specifically, the ESPP will authorize (1) the grant of options to employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “Section 423 Component”), and (2) the grant of options that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for employees who are not eligible to benefit from favorable U.S. federal tax treatment and, to the extent applicable, to provide flexibility to comply with non-U.S. laws and other considerations (the “Non-Section 423 Component”). The Non-Section 423 Component will generally be operated and administered on terms and conditions similar to the Section 423 Component, except as otherwise required by applicable law, rule or regulation.

Shares Available; Administration.    A total of        shares of Company common stock, par value $0.0001, will be initially reserved for issuance under our ESPP. The compensation committee of our board of directors will be the plan administrator of the ESPP and will have authority to interpret the terms of the ESPP and determine eligibility of participants. In addition, on the first day of each calendar year beginning on January 1, 2022 and ending on (and including) January 1, 2031, the number of shares available for issuance under the ESPP will be increased by a number of shares equal to the lesser of (i)       % of the total number of issued and outstanding shares of Company common stock on a fully diluted basis on the final day of the immediately preceding calendar year, and (ii) such smaller number of shares as determined by the board of directors. If any right granted under the ESPP terminates for any reason without having been exercised, the shares subject thereto that are not purchased under such right will again be available for issuance under the ESPP. Notwithstanding the foregoing, no more than        shares of common stock may be issued under the Section 423 Component of the ESPP.

Eligibility.    The plan administrator may designate certain of our subsidiaries as participating “designated subsidiaries” in the ESPP and may change these designations from time to time. Employees of our company and our designated subsidiaries are eligible to participate in the ESPP if they meet the eligibility requirements under the ESPP established from time to time by the plan administrator. Following the consummation of the Business Combination, it is expected that approximately              employees, 0 consultants and 0 non-employee directors will be eligible to participate in the ESPP. However, an employee may not be granted rights to purchase shares of Company common stock under the ESPP if such employee, immediately after the grant, would own (directly or through attribution) shares of Company common stock possessing 5% or more of the total combined voting power or value of all classes of Company common stock or other class of shares.

If the grant of a purchase right under the ESPP to any eligible employee who is a citizen or resident of a foreign jurisdiction would be prohibited under the laws of such foreign jurisdiction or the grant of a purchase right to such employee in compliance with the laws of such foreign jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Code, as determined by the plan administrator in its sole discretion, such employee will not be permitted to participate in the Section 423 Component.

Eligible employees become participants in the ESPP by enrolling and authorizing payroll deductions by the deadline established by the plan administrator prior to the relevant offering date. Directors who are not employees, as well as consultants, are not eligible to participate in the ESPP. Employees who choose not to participate, or are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period.

Participation in an Offering.    Shares of Company common stock will be offered under the ESPP during offering periods (unless otherwise designated by the plan administrator in the offering document). The length of offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on the last day of each offering period (or such other date as set forth in the offering document). Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods. To the extent applicable, in non-U.S. jurisdictions where participation in the ESPP through payroll deductions is prohibited, the plan administrator may provide that an eligible employee may elect to participate through contributions to the participant’s account under the ESPP in a form acceptable to the plan administrator in lieu of or in addition to payroll deductions.

The ESPP will permit participants to purchase shares of Company common stock through payroll deductions of up to 15% of their eligible compensation, which will include a participant’s gross base compensation for services to us. The maximum number of shares that may be purchased by a participant during any offering period or purchase period is        shares. In addition, no employee will be permitted to accrue the right to purchase shares under the Section 423 Component at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of Company common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant automatically will be granted an option to purchase shares of Company common stock. The option will be exercised on the applicable purchase date(s) during the offering period, to the extent of the payroll deductions accumulated during the applicable purchase period. The purchase price of the shares, in the absence of a contrary determination by the plan administrator, will be 85% of the lower of the fair market value of a share of Company common stock on the first trading day of the offering period or on the applicable purchase date, which will be the final trading day of the applicable purchase period.

Participants may voluntarily end their participation in the ESPP at any time at least one week prior to the end of the applicable offering period (or such longer or shorter period specified by the plan administrator), and will be paid their accrued payroll deductions that have not yet been used to purchase shares of Company common stock. Participation ends automatically upon a participant’s termination of employment.

Transferability.    A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided in the ESPP.

Certain Transactions.    In the event of certain transactions or events affecting shares of Company common stock, such as any share dividend or other distribution, change in control, reorganization, merger, consolidation or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, including a change in control, the plan administrator may provide for (i) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, (iii) the adjustment in the number and type of shares subject to outstanding rights, (iv) the use of participants’ accumulated payroll deductions to purchase shares on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (v) the termination of all outstanding rights.

Plan Amendment; Termination.    The plan administrator may amend, suspend or terminate the ESPP at any time. However, shareholder approval of any amendment to the ESPP must be obtained for any amendment which increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP or changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP. The ESPP shall remain in effect until terminated by the plan administrator.

Application of Funds.    The Company may use the proceeds from the sale of Company common stock pursuant to the ESPP for any corporate purpose.

Summary of Material U.S. Federal Income Tax Consequences of the ESPP

The following is a general summary under current law of the principal United States federal income tax consequences related to participation in the ESPP. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. In particular, participants who are stationed outside the United States may be subject to foreign taxes as a result of the ESPP. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

Section 423 Component.    The Section 423 Component of the ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code.

For federal income tax purposes, a participant in the Section 423 Component of the ESPP generally will not recognize taxable income on the grant of an option under the ESPP, nor will we be entitled to any deduction at that time. Additionally, if applicable holding period requirements are met, the participant should not recognize taxable income at the time of exercise. A participant only will recognize income when the shares acquired under the ESPP are sold or otherwise disposed of.

If stock acquired upon exercise of an option acquired under the Section 423 Component of the ESPP is held for a minimum of two years from the date of grant and one year from the date of exercise, the participant (or the participant’s estate) will recognize ordinary income measured as the lesser of (i) the excess of the fair market value of the shares at the time of such sale or disposition (or death) over the purchase price or (ii) the excess of the fair market value of the shares on the date the option was granted over the purchase price. Any additional gain will be treated as long-term capital gain.

If the holding period requirements are not met, the participant will recognize ordinary income at the time of the disposition equal to the excess of the fair market value of the shares on the date the option is exercised over the purchase price, with any remaining gain or loss being treated as capital gain or capital loss. However, if the holding period requirements are not met and the amount realized at the time of disposition is less than the fair market value of the shares at the time of exercise, the participant will recognize ordinary income to the extent of the excess of the fair market value of such shares on the date the option was exercised over the purchase price for such shares, and a capital loss to the extent the fair market value of such shares on the exercise date exceeds the amount realized upon disposition.

We or our subsidiaries or affiliates generally are not entitled to a federal income tax deduction upon either the exercise of an option or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

Non-Section 423 Component.    The Non-Section 423 Component of the ESPP is not intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. Accordingly, certain tax benefits available to participants in a Section 423 plan are not available under the Non-Section 423 Component of the ESPP.

For federal income tax purposes, a participant in the Non-Section 423 Component of the ESPP generally will not recognize taxable income on the grant of an option under the ESPP, nor will we be entitled to any deduction at that time. Upon the exercise of an ESPP option, a participant will recognize ordinary income, and we or our subsidiaries or affiliates will be entitled to a corresponding deduction, in an amount equal to the difference between the fair market value of the shares of Company common stock on the exercise date and the purchase price paid for the shares. A participant’s basis in shares of Company common stock received on exercise, for purposes of determining the participant’s gain or loss on subsequent disposition of such shares of Company common stock, generally, will be the fair market value of the shares of Company common stock on the date the participant exercises his or her option.

Upon the subsequent sale of the shares of Company common stock acquired upon the exercise of an option acquired under the Non-Section 423 Component of the ESPP, the participant will recognize capital gain or loss (long-term or short-term, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them).

New Plan Benefits

Because the number of shares of Company common stock that may be purchased under the ESPP will depend on each employee’s voluntary election to participate and on the fair market value of our common stock at various future dates, the actual number of shares that may be purchased by any individual and the value of benefits which may be obtained from such purchases cannot be determined in advance.

Vote Required for Approval

Approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by Omnichannel stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and broker non-votes have no effect on the outcome of the proposal but abstentions will have the same effect as votes “AGAINST” this proposal. If the ESPP Proposal is not approved, the ESPP will not be adopted.

Recommendation of the Board of Directors

THE OMNICHANNEL BOARD OF DIRECTORS RECOMMENDS THAT OMNICHANNEL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus

Introduction

The following unaudited pro forma condensed combined balance sheet as of June 30, 2021 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 and the six months ended June 30, 2021 present the historical financial statements of Omnichannel and Kin, adjusted to reflect the Business Combination and its related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines the historical balance sheet of Omnichannel and the historical balance sheet of Kin, on a pro forma basis as if the Business Combination, summarized below, had been consummated on June 30, 2021. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 and the six months ended June 30, 2021 combine the historical statements of operations of Omnichannel and historical statements of operations of Kin for such periods, on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on January 1, 2020.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•        the accompanying notes to the unaudited pro forma condensed combined financial statements;

•        the historical unaudited financial statements of Omnichannel as of and for the six months ended June 30, 2021 and the related notes included elsewhere in this proxy statement/prospectus;

•        the historical audited financial statements of Omnichannel as of December 31, 2020 and the related notes included elsewhere in this proxy statement/prospectus;

•        the historical unaudited consolidated financial statements of Kin as of and for the six months ended June 30, 2021 and the related notes included elsewhere in this proxy statement/prospectus;

•        the historical audited consolidated financial statements of Kin as of and for the year ended December 31, 2020 and the related notes included elsewhere in this proxy statement/prospectus;

•        the discussion of the financial condition and results of operations of Omnichannel and Kin in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Omnichannel” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Kin,” respectively; and

•        other information relating to Omnichannel and Kin contained in this proxy statement/prospectus, including the Business Combination Agreement and the description of certain terms thereof set forth in the section entitled “The Business Combination.”

Description of the Transaction

The board of directors of Omnichannel Acquisition Corp., a Delaware corporation (“Omnichannel,” “we,” “us” or “our”), has approved a business combination agreement, dated July 19, 2021, by and among Omnichannel, Omnichannel Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Kin Insurance, Inc., a Delaware corporation (“Kin”) (as it may be amended and/or restated from time to time, the “Business Combination Agreement”). If the Business Combination Agreement is adopted by Omnichannel’s stockholders and the transactions under the Business Combination Agreement are consummated, Merger Sub will merge with and into Kin with Kin surviving the merger as a wholly owned subsidiary of Omnichannel (the “Business Combination”). In addition, in connection with the consummation of the Business Combination, Omnichannel will be renamed “Kin Holdings, Inc.” and is referred to herein as “Pubco” as of the time following such change of name.

Kin’s stockholders will receive consideration in the form of shares of Pubco common stock based on a $10.00 per share value.

Immediately prior to the Effective Time, each share of Omnichannel Class B common stock that is issued and outstanding as of such time shall automatically convert in accordance with the terms of Omnichannel’s Certificate of Incorporation into one (1) share of Pubco common stock.

At the Effective Time of the Business Combination (the “Effective Time”), (i) each share of Kin Series C preferred stock, Kin Series B preferred stock, Kin Series A preferred stock and Kin Series Seed preferred stock (collectively, the “Kin preferred stock”) shall be converted into Kin common stock (the “Preferred Stock Conversion”), and (ii) immediately following the consummation of the Preferred Stock Conversion, Kin common stock (including Kin preferred stock converted in connection with the Preferred Stock Conversion) shall be converted into the right to receive the Per Share Consideration, which will be in the form of Pubco common stock (“Pubco common stock”). The consummation of the Business Combination is conditioned upon, among other things, Omnichannel having an aggregate cash amount of at least $200 million available at Closing from the Trust Account and PIPE Investors (the “Minimum Cash Condition”) (though this condition may be waived by Kin).

Effective as of the Effective Time, (i) each outstanding option to purchase shares of Kin preferred stock or Kin common stock (each, a “Kin Option”) that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be assumed by Omnichannel and shall be converted into an option to acquire shares of Pubco common stock with the same terms and conditions as applied to the Kin Option immediately prior to the Effective Time (a “Pubco Option”); provided, that the number of shares underlying such Pubco Options will be determined by multiplying the number of shares of the Kin common stock subject to such Kin Option immediately prior to the Effective Time, by the Exchange Ratio, the product of which shall be rounded down to the nearest whole number of shares, and the exercise price of each Pubco Option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, the quotient of which shall be rounded up to the nearest whole cent.

Effective as of the Effective Time, each outstanding warrant to acquire shares of Kin preferred stock or Kin common stock (each, a “Kin Warrant”) that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms, by virtue of the Business Combination and without any action on the part of Omnichannel, Kin or the holder of any such Kin Warrant, shall be assumed by Omnichannel and shall be converted into a warrant to acquire shares of Pubco common stock with the same terms and conditions as applied to the Kin Warrant immediately prior to the Effective Time (a “Pubco Warrant”); provided, that the number of shares underlying such Pubco Warrants will be determined by multiplying the number of shares of the Kin common stock or the Kin preferred stock subject to such Kin Warrant immediately prior to the Effective Time by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the exercise price of each Pubco Warrant will be determined by dividing the per share exercise price of such Kin Warrant immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

The following summarizes the pro forma number of Class A Common Stock outstanding following the consummation of the Transaction and the PIPE transaction under three separate redemption scenarios, discussed further in the sections below, based on the estimated exercise price of all vested existing equity of Omnichannel at the consummation of the Transaction excluding the potential dilutive effect of the exercise or vesting of warrants and stock-based compensation:

	No Redemption Scenario		Illustrative (50%) Redemption Scenario		Max Redemption Scenario
	Shares	%	Shares	%	Shares	%
Omnichannel Public Shareholders	20,650,000	16.7%	16,303,750	13.7%	11,957,500	10.4%
Kin Shareholders	90,355,254	73.2%	90,355,254	75.9%	90,355,254	78.7%
Sponsor and its affiliate	4,388,125	3.6%	4,388,125	3.7%	4,388,125	3.8%
PIPE Shareholders	8,042,500	6.5%	8,042,500	6.8%	8,042,500	7.0%
Closing Shares	123,435,879	100%	119,089,629	100%	114,743,379	100%

Anticipated Accounting Treatment

Under the “No redemption,” “Illustrative redemption” and “Maximum redemption” scenarios, the Transaction will be accounted for as a reverse recapitalization in conformity with accounting principles generally accepted in the United

States of America (“GAAP”). Under this method of accounting, Omnichannel will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on Existing Kin Holders expecting to comprise a majority of the voting power of the combined company, Kin’s operations prior to the acquisition comprising the only ongoing operations of Kin Holdings, Inc., and Kin’s senior management comprising a majority of the senior management of Kin Holdings, Inc. Following the Transaction, Kin Holdings, Inc. will be governed by a Board of Directors consisting of seven members. Kin will appoint one director to the board whereas Omnichannel will designate two directors. There will be four independent directors to make a total of seven directors on the board. For fifteen months following the merger, on Omnichannel designee will qualify as an independent director. The remaining independent directors will be appointed based on a majority vote. Under this method of accounting, the ongoing financial statements of the registrant will reflect the net assets of Kin and Omnichannel at historical cost, with no goodwill or other intangible assets recognized.

Omnichannel and Kin are currently evaluating the accounting treatment related to the public and private placement warrants, previously issued by Omnichannel, upon the close of the Transaction. Therefore, for purposes of the unaudited pro forma condensed combined financial information, all warrants have continued to be classified as derivative liability instruments. However, the evaluation and finalization of accounting conclusions regarding the classification are ongoing and subject to change.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information contained herein assumes that Omnichannel’s stockholders approve the proposed Business Combination. Omnichannel’s stockholders may elect to redeem their shares of Class A common Stock for cash even if they approve the proposed Business Combination. Omnichannel cannot predict how many of its public stockholders will exercise their right to have their Class A common stock redeemed for cash. As a result, the unaudited pro forma condensed combined financial statements present three redemption scenarios as follows:

•        Assuming No Redemption — This presentation assumes that no Omnichannel public stockholders exercise redemption rights with respect to their Omnichannel Class A common stock for a pro rata share of the funds in the Trust Account;

•        Illustrative Redemption — The Merger Agreement includes a Minimum Cash Condition. This presentation assumes that Omnichannel public stockholders holding approximately 4,349,900 shares of Omnichannel Class A common stock will exercise their redemption rights for an aggregate payment of $43,499 thousand (based on the estimated per share redemption price of approximately $10.00 per share) from the Trust Account. Such amount represents the 50% of the maximum number of Omnichannel Class A common stock redemptions that could occur before the Minimum Cash Condition would not be met. assuming maximum redemptions, total cash to be received by Kin would be $163,074 thousand. This net cash amount to be received by Kin is calculated as the difference of the total trust amounts of $206,568 thousand less redemptions of $43,499 thousand; and

•        Assuming Maximum Redemption — This presentation assumes that Omnichannel public stockholders holding approximately 8,699,800 shares of Omnichannel Class A common stock will exercise their redemption rights for an aggregate payment of $86,998 thousand (based on the estimated per share redemption price of approximately $10.00 per share) from the Trust Account. Such amount represents the maximum number of Omnichannel Class A common stock redemptions that could occur before the Minimum Cash Condition would not be met. assuming maximum redemptions, total cash to be received by Kin would be $119,575 thousand. This net cash amount to be received by Kin is calculated as the difference of the total trust amounts of $206,568 thousand less redemptions of $86,993 thousand.

The actual results will likely be within the parameters described by the three scenarios; however, there can be no assurance regarding which scenario will be closer to the actual results. Under both scenarios, Kin is considered the accounting acquirer, as further discussed in Note 1 of the Notes to the Unaudited Pro Forma Combined Financial Information.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what Pubco’s financial condition or results of operations would have been had the acquisition occurred on the dates indicated. Further, the pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of Pubco. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF June 30, 2021
(in thousands)

			No Redemption Scenario
	Omnichannel Acquisition Corp. (Historical)	Kin Insurance, Inc. (Historical)	Transaction Accounting Adjustments (Assuming No Redemptions)	Pro Forma Combined (Assuming No Redemptions)	Notes
Assets
Current assets
Cash and cash equivalents	$472	$108,247	$206,573	$351,472	(A)
			80,425		(B)
			(44,245)		(C)
Restricted cash	—	158	—	158
Accounts receivable, net	—	418	—	418
Prepaid expenses and other assets	451	3,918	—	4,369
Investments held in Trust Account	206,573	—	(206,573)	—	(A)
Premium receivable	—	7,497	—	7,497
Fixed maturities available-for-sale, at fair value	—	23,445	—	23,445
Equity maturities available-for-sale, at fair value	—	1,121	—	1,121
Intangible assets, net	—	307	—	307
Ceded reinsurance	—	38,134	—	38,134
Reinsurance recoverables	—	4,311	—	4,311
Deferred acquisition costs	—	521	—	521
Capitalized software	—	1,965	—	1,965
Total assets	$207,496	$190,042	$36,180	$433,718
Liabilities and owner’s equity
Loss and loss adjustment expense reserves	$—	$9,114	$—	$9,114
Unearned premiums	—	33,317	—	33,317
Reinsurance payable	—	32,595	—	32,595
Accounts payable	2,797	4,041	—	6,838
Derivative warrant liabilities	16,784	29,007	(3,357)	42,434	(D)
Deferred underwriting commissions	7,227	—	(7,227)	—	(E)
Claim payments liability	—	737	—	737
Term loan	—	53,761	—	53,761
Accrued interest	—	66	—	66
Other liabilities	—	1,331	—	1,331
Total liabilities	26,808	163,969	(10,584)	180,193
Commitments and Contingencies
Redeemable/convertible units/interests:
Class A common stock, $0.0001 par value; shares subject to possible redemption at $10.00 per share	175,688	—	(175,688)	—	(F)

Convertible preferred shares (Series Seed, A, B and C), par value $0.00001	—	134,227	(134,227)	—	(G)
Noncontrolling interest	—	2,680	—	2,680
Stockholders’ equity (deficit)
Preferred stock, $0.0001 par value	—	—	—	—

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET — (Continued)
AS OF June 30, 2021
(in thousands)

			No Redemption Scenario
	Omnichannel Acquisition Corp. (Historical)	Kin Insurance, Inc. (Historical)	Transaction Accounting Adjustments (Assuming No Redemptions)	Pro Forma Combined (Assuming No Redemptions)	Notes
Class A common stock, $0.0001 par value (excluding shares subject to possible redemption)	—	—	1	13	(B)
			9		(G)
			1		(H)
			2		(F)
Class B common stock, $0.0001 par value	1	—	(1)	—	(H)
Common stock, par value $0.00001 (Kin)	—	—	—	—
Additional paid-in capital	7,424	2,309	80,424	368,618	(B)
			134,218		(G)
			(29,018)		(C)
			175,686		(F)
			(2,425)		(I)
Accumulated deficit	(2,425)	(86,118)	(8,000)	(90,761)	(C)
			3,357		(D)
			2,425		(I)
Accumulated other comprehensive income	—	—	—	—
Noncontrolling interest	—	(27,025)	—	(27,025)
Total redeemable/convertible units and stockholders’ equity	180,688	26,073	46,764	253,525
Total liabilities, redeemable/convertible units and stockholders’ equity	$207,496	$190,042	$36,180	$433,718

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET — (Continued)
AS OF June 30, 2021
(in thousands)

			Illustrative Redemption Scenario
	Omnichannel Acquisition Corp. (Historical)	Kin Insurance, Inc. (Historical)	Transaction Accounting Adjustments (Assuming Mid Redemptions)	Pro Forma Combined (Assuming Mid Redemptions)	Notes
Assets
Current assets
Cash and cash equivalents	$472	$108,247	$163,074	$307,973	(J)
			80,425		(B)
			(44,245)		(C)
Restricted cash	—	158	—	158
Accounts receivable, net	—	418	—	418
Prepaid expenses and other assets	451	3,918	—	4,369
Investments held in Trust Account	206,573	—	(206,573)	—	(J)
Premium receivable	—	7,497	—	7,497
Fixed maturities available-for-sale, at fair value	—	23,445	—	23,445
Equity maturities available-for-sale, at fair value	—	1,121	—	1,121
Intangible assets, net	—	307	—	307
Ceded reinsurance	—	38,134	—	38,134
Reinsurance recoverables	—	4,311	—	4,311
Deferred acquisition costs	—	521	—	521
Capitalized software	—	1,965	—	1,965
Total assets	$207,496	$190,042	$(7,319)	$390,219
Liabilities and owner’s equity
Loss and loss adjustment expense reserves	$—	$9,114	$—	$9,114
Unearned premiums	—	33,317	—	33,317
Reinsurance payable	—	32,595	—	32,595
Accounts payable	2,797	4,041	—	6,838
Derivative warrant liabilities	16,784	29,007	(3,357)	42,434	(D)
Deferred underwriting commissions	7,227	—	(7,227)	—	(E)
Claim payments liability	—	737	—	737
Term loan	—	53,761	—	53,761
Accrued interest	—	66	—	66
Other liabilities	—	1,331	—	1,331
Total liabilities	26,808	163,969	(10,584)	180,193
Commitments and Contingencies
Redeemable/convertible units/interests:
Class A common stock, $0.0001 par value; shares subject to possible redemption at $10.00 per share	175,688	—	(43,499)	—	(K)
			(132,189)		(K)
Convertible preferred shares (Series Seed, A, B and C), par value $0.00001	—	134,227	(134,227)	—	(G)
Noncontrolling interest	—	2,680	—	2,680
Stockholders’ equity (deficit)
Preferred stock, $0.0001 par value	—	—	—	—

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET — (Continued)
AS OF June 30, 2021
(in thousands)

			Illustrative Redemption Scenario
	Omnichannel Acquisition Corp. (Historical)	Kin Insurance, Inc. (Historical)	Transaction Accounting Adjustments (Assuming Mid Redemptions)	Pro Forma Combined (Assuming Mid Redemptions)	Notes
Class A common stock, $0.0001 par value (excluding shares subject to possible redemption)	—	—	1	12	(B)
			9		(G)
			1		(H)
			1		(K)
Class B common stock, $0.0001 par value	1	—	(1)	—	(H)
Common stock, par value $0.00001 (Kin)	—	—	—	—
Additional paid-in capital	7,424	2,309	80,424	325,120	(B)
			134,218		(G)
			(29,018)		(C)
			132,188		(K)
			(2,425)		(I)
Accumulated deficit	(2,425)	(86,118)	(8,000)	(90,761)	(C)
			3,357		(D)
			2,425		(I)
Accumulated other comprehensive income	—	—	—	—
Noncontrolling interest	—	(27,025)	—	(27,025)
Total redeemable/convertible units and stockholders’ equity	180,688	26,073	3,265	210,026
Total liabilities, redeemable/convertible units and stockholders’ equity	$207,496	$190,042	$(7,319)	$390,219

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET — (Continued)
AS OF June 30, 2021
(in thousands)

			Max Redemption Scenario
	Omnichannel Acquisition Corp. (Historical)	Kin Insurance, Inc. (Historical)	Transaction Accounting Adjustments (Assuming Max Redemptions)	Pro Forma Combined (Assuming Max Redemptions)	Notes
Assets
Current assets
Cash and cash equivalents	$472	$108,247	$119,575	$264,474	(L)
			80,425		(B)
			(44,245)		(C)
Restricted cash	—	158	—	158
Accounts receivable, net	—	418	—	418
Prepaid expenses and other assets	451	3,918	—	4,369
Investments held in Trust Account	206,573	—	(206,573)	—	(L)
Premium receivable	—	7,497	—	7,497
Fixed maturities available-for-sale, at fair value	—	23,445	—	23,445
Equity maturities available-for-sale, at fair value	—	1,121	—	1,121
Intangible assets, net	—	307	—	307
Ceded reinsurance	—	38,134	—	38,134
Reinsurance recoverables	—	4,311	—	4,311
Deferred acquisition costs	—	521	—	521
Capitalized software	—	1,965	—	1,965
Total assets	$207,496	$190,042	$(50,818)	$346,720
Liabilities and owner’s equity
Loss and loss adjustment expense reserves	$—	$9,114	$—	$9,114
Unearned premiums	—	33,317	—	33,317
Reinsurance payable	—	32,595	—	32,595
Accounts payable	2,797	4,041	—	6,838
Derivative warrant liabilities	16,784	29,007	(3,357)	42,434	(D)
Deferred underwriting commissions	7,227	—	(7,227)	—	(E)
Claim payments liability	—	737	—	737
Term loan	—	53,761	—	53,761
Accrued interest	—	66	—	66
Other liabilities	—	1,331	—	1,331
Total liabilities	26,808	163,969	(10,584)	180,193
Commitments and Contingencies
Redeemable/convertible units/interests:
Class A common stock, $0.0001 par value; shares subject to possible redemption at $10.00 per share	175,688	—	(86,998)	—	(M)
			(88,690)		(M)
Convertible preferred shares (Series Seed, A, B and C), par value $0.00001		134,227	(134,227)	—	(G)
Noncontrolling interest	—	2,680	—	2,680
Stockholders’ equity (deficit)
Preferred stock, $0.0001 par value	—	—	—	—

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET — (Continued)
AS OF June 30, 2021
(in thousands)

			Max Redemption Scenario
	Omnichannel Acquisition Corp. (Historical)	Kin Insurance, Inc. (Historical)	Transaction Accounting Adjustments (Assuming Max Redemptions)	Pro Forma Combined (Assuming Max Redemptions)	Notes
Class A common stock, $0.0001 par value (excluding shares subject to possible redemption)	—	—	1	12	(B)
			9		(G)
			1		(H)
			1		(M)
Class B common stock, $0.0001 par value	1	—	(1)	—	(H)
Common stock, par value $0.00001 (Kin)	—	—	—	—
Additional paid-in capital	7,424	2,309	80,424	281,621	(B)
			134,218		(G)
			(29,018)		(C)
			88,689		(M)
			(2,425)		(I)
Accumulated deficit	(2,425)	(86,118)	(8,000)	(90,761)	(C)
			3,357		(D)
			2,425		(I)
Accumulated other comprehensive income	—	—	—	—
Noncontrolling interest	—	(27,025)	—	(27,025)
Total redeemable/convertible units and stockholders’ equity	180,688	26,073	(40,234)	166,527
Total liabilities, redeemable/convertible units and stockholders’ equity	$207,496	$190,042	$(50,818)	$346,720

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2021
(in thousands, except share and per share data)

			No Redemption Scenario
	Omnichannel Acquisition Corp. (Historical)	Kin Insurance, Inc. (Historical)	Transaction Accounting Adjustments (Assuming No Redemptions)	Pro Forma Combined (Assuming No Redemptions)	Notes
Net earned premiums	$—	$5,839	$—	$5,839
Net investment income	—	263	—	263
Commission revenue and carrier management fees	—	401	—	401
Other income	—	209	—	209
Total revenue	—	6,712	—	6,712
Loss and loss adjustment expenses	—	6,607	—	6,607
Employee compensation and benefits	—	13,401	—	13,401
General and administrative expenses	2,937	1,567		4,504
Administrative expenses – related party	24	—	—	24
Franchise tax expense	99	—	—	99
Marketing	—	7,530	—	7,530
Amortization expense	—	428	—	428
Other insurance benefits	—	15	—	15
Interest expense	—	2,585	—	2,585
Other expenses	—	3,319	—	3,319
Total expenses	3,060	35,452		38,512
Change in fair value of derivative warrant liabilities	4,443	(18,804)	(889)	(15,250)	(N)
Net gain from investments held in Trust Account	74	—	(74)	—	(O)
Net income (loss) before income tax expense	1,457	(47,544)	(963)	(47,050)
Income tax expense	—	—	—	—	(P)
Net income (loss) before non-controlling interest	1,457	(47,544)	(963)	(47,050)
Net loss attributable to noncontrolling interests, net of tax	—	(14,792)	—	(14,792)
Net income (loss) attributable to Kin Insurance, Inc.	$1,457	$(32,752)	$(963)	$(32,258)
Net income (loss) per ordinary share
Class A – basic and diluted	$0.00			$(0.26)	(R)
Class B – basic and diluted	$0.28			$—
Weighted average shares outstanding
Class A common stock – basic and diluted	20,650,000			123,435,879
Class B common stock – basic and diluted	5,162,500			—

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS — (Continued)
FOR THE six MONTHS ENDED june 30, 2021
(in thousands, except share and per share data)

			Illustrative Redemption Scenario
	Omnichannel Acquisition Corp. (Historical)	Kin Insurance, Inc. (Historical)	Transaction Accounting Adjustments (Assuming Mid Redemptions)	Pro Forma Combined (Assuming Mid Redemptions)	Notes
Net earned premiums	$—	$5,839	$—	$5,839
Net investment income	—	263	—	263
Commission revenue and carrier management fees	—	401	—	401
Other income	—	209	—	209
Total revenue	—	6,712	—	6,712
Loss and loss adjustment expenses	—	6,607	—	6,607
Employee compensation and benefits	—	13,401	—	13,401
General and administrative expenses	2,937	1,567	—	4,504
Administrative expenses – related party	24	—	—	24
Franchise tax expense	99	—	—	99
Marketing	—	7,530	—	7,530
Amortization expense	—	428	—	428
Other insurance benefits	—	15	—	15
Interest expense	—	2,585	—	2,585
Other expenses	—	3,319	—	3,319
Total expenses	3,060	35,452	—	38,512
Change in fair value of derivative warrant liabilities	4,443	(18,804)	(889)	(15,250)	(N)
Net gain from investments held in Trust Account	74	—	(74)	—	(O)
Net income (loss) before income tax expense	1,457	(47,544)	(963)	(47,050)
Income tax expense	—	—	—	—	(P)
Net income (loss) before non-controlling interest	1,457	(47,544)	(963)	(47,050)
Net loss attributable to noncontrolling interests, net of tax	—	(14,792)	—	(14,792)
Net income (loss) attributable to Kin Insurance, Inc.	$1,457	$(32,752)	$(963)	$(32,258)
Net income (loss) per ordinary share
Class A – basic and diluted	$0.00			$(0.27)	(R)
Class B – basic and diluted	$0.28			$—
Weighted average shares outstanding
Class A common stock – basic and diluted	20,650,000			119,085,979
Class B common stock – basic and diluted	5,162,500			—

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS — (Continued)
FOR THE six MONTHS ENDED june 30, 2021
(in thousands, except share and per share data)

			Max Redemption Scenario
	Omnichannel Acquisition Corp. (Historical)	Kin Insurance, Inc. (Historical)	Transaction Accounting Adjustments (Assuming No Redemptions)	Pro Forma Combined (Assuming No Redemptions)	Notes
Net earned premiums	$—	$5,839	$—	$5,839
Net investment income	—	263	—	263
Commission revenue and carrier management fees	—	401	—	401
Other income	—	209	—	209
Total revenue	—	6,712	—	6,712
Loss and loss adjustment expenses	—	6,607	—	6,607
Employee compensation and benefits	—	13,401	—	13,401
General and administrative expenses	2,937	1,567	—	4,504
Administrative expenses – related party	24	—	—	24
Franchise tax expense	99	—	—	99
Marketing	—	7,530	—	7,530
Amortization expense	—	428	—	428
Other insurance benefits	—	15	—	15
Interest expense	—	2,585	—	2,585
Other expenses	—	3,319	—	3,319
Total expenses	3,060	35,452	—	38,512
Change in fair value of derivative warrant liabilities	4,443	(18,804)	(889)	(15,250)	(N)
Net gain from investments held in Trust Account	74	—	(74)	—	(O)
Net income (loss) before income tax expense	1,457	(47,544)	(963)	(47,050)
Income tax expense	—	—	—	—	(P)
Net income (loss) before non-controlling interest	1,457	(47,544)	(963)	(47,050)
Net loss attributable to noncontrolling interests, net of tax	—	(14,792)	—	(14,792)
Net income (loss) attributable to Kin Insurance, Inc.	$1,457	$(32,752)	$(963)	$(32,258)
Net income (loss) per ordinary share
Class A – basic and diluted	$0.00			$(0.28)	(R)
Class B – basic and diluted	$0.28			$—
Weighted average shares outstanding
Class A common stock – basic and diluted	20,650,000			114,736,079
Class B common stock – basic and diluted	5,162,500			—

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

			No Redemption Scenario
	Omnichannel Acquisition Corp. (Historical)	Kin Insurance, Inc. (Historical)	Transaction Accounting Adjustments (Assuming No Redemptions)	Pro Forma Combined (Assuming No Redemptions)	Notes
Net earned premiums	$—	$156	$—	$156
Net investment income	—	619	—	619
Commission revenue and carrier management fees	—	590	—	590
Other income	—	95	—	95
Total revenue	—	1,460	—	1,460
Loss and loss adjustment expenses	—	3,892	—	3,892
Employee compensation and benefits	—	14,007	—	14,007
General and administrative expenses	173	1,725	8,000	9,898	(Q)
Administrative expenses – related party	8	—	—	8
Franchise tax expense	61	—	—	61
Marketing	—	5,152	—	5,152
Amortization expense	—	521	—	521
Other insurance benefits	—	(388)	—	(388)
Interest expense	—	4,684	—	4,684
Other expenses	—	3,415	—	3,415
Total expenses	242	33,008	8,000	41,250
Loss upon issuance of private placement warrants	(1,103)	—	221	(882)	(N)
Change in fair value of derivative warrant liabilities	(1,810)	(10,351)	362	(11,799)	(N)
Offering costs associated with derivative warrant liability	(725)	—	—	(725)
Loss on extinguishment of liabilities	—	(475)	—	(475)
Net gain (loss) from investments held in Trust Account	(1)	—	1	—	(O)
Net income (loss) before income tax expense	(3,881)	(42,374)	(7,416)	(53,671)
Income tax expense	—	—	—	—	(P)
Net income (loss) before non-controlling interest	(3,881)	(42,374)	(7,416)	(53,671)
Net loss attributable to noncontrolling interests, net of tax	—	(13,071)	—	(13,071)
Net income (loss) attributable to Kin Insurance, Inc.	$(3,881)	$(29,303)	$(7,416)	$(40,600)
Net income (loss) per ordinary share
Class A – basic and diluted	$0.00			$(0.33)	(R)
Class B – basic and diluted	$(0.55)			$—
Weighted average shares outstanding
Class A common stock – basic and diluted	20,547,368			123,435,879
Class B common stock – basic and diluted	5,055,914			—

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS — (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020

			Illustrative Redemption Scenario
	Omnichannel Acquisition Corp. (Historical)	Kin Insurance, Inc. (Historical)	Transaction Accounting Adjustments (Assuming Mid Redemptions)	Pro Forma Combined (Assuming Mid Redemptions)	Notes
Net earned premiums	$—	$156	$—	$156
Net investment income	—	619	—	619
Commission revenue and carrier management fees	—	590	—	590
Other income	—	95	—	95
Total revenue	—	1,460	—	1,460
Loss and loss adjustment expenses	—	3,892	—	3,892
Employee compensation and benefits	—	14,007	—	14,007
General and administrative expenses	173	1,725	8,000	9,898	(Q)
Administrative expenses – related party	8	—	—	8
Franchise tax expense	61	—	—	61
Marketing	—	5,152	—	5,152
Amortization expense	—	521	—	521
Other insurance benefits	—	(388)	—	(388)
Interest expense	—	4,684	—	4,684
Other expenses	—	3,415	—	3,415
Total expenses	242	33,008	8,000	41,250
Loss upon issuance of private placement warrants	(1,103)	—	221	(882)	(N)
Change in fair value of derivative warrant liabilities	(1,810)	(10,351)	362	(11,799)	(N)
Offering costs associated with derivative warrant liability	(725)	—	—	(725)
Loss on extinguishment of liabilities	—	(475)	—	(475)
Net gain (loss) from investments held in Trust Account	(1)	—	1	—	(O)
Net income (loss) before income tax expense	(3,881)	(42,374)	(7,416)	(53,671)
Income tax expense	—	—	—	—	(P)
Net income (loss) before non-controlling interest	(3,881)	(42,374)	(7,416)	(53,671)
Net loss attributable to noncontrolling interests, net of tax	—	(13,071)	—	(13,071)
Net income (loss) attributable to Kin Insurance, Inc.	$(3,881)	$(29,303)	$(7,416)	$(40,600)
Net income (loss) per ordinary share
Class A – basic and diluted	$0.00			$(0.34)	(R)
Class B – basic and diluted	$(0.55)			$—
Weighted average shares outstanding
Class A common stock – basic and diluted	20,547,368			119,085,979
Class B common stock – basic and diluted	5,055,914			—

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS — (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2020

			Max Redemption Scenario
	Omnichannel Acquisition Corp. (Historical)	Kin Insurance, Inc. (Historical)	Transaction Accounting Adjustments (Assuming No Redemptions)	Pro Forma Combined (Assuming No Redemptions)	Notes
Net earned premiums	$—	$156	$—	$156
Net investment income	—	619	—	619
Commission revenue and carrier management fees	—	590	—	590
Other income	—	95	—	95
Total revenue	—	1,460	—	1,460
Loss and loss adjustment expenses	—	3,892	—	3,892
Employee compensation and benefits	—	14,007	—	14,007
General and administrative expenses	173	1,725	8,000	9,898	(Q)
Administrative expenses – related party	8	—	—	8
Franchise tax expense	61	—	—	61
Marketing	—	5,152	—	5,152
Amortization expense	—	521	—	521
Other insurance benefits	—	(388)	—	(388)
Interest expense	—	4,684	—	4,684
Other expenses	—	3,415	—	3,415
Total expenses	242	33,008	8,000	41,250
Loss upon issuance of private placement warrants	(1,103)	—	221	(882)	(N)
Change in fair value of derivative warrant liabilities	(1,810)	(10,351)	362	(11,799)	(N)
Offering costs associated with derivative warrant liability	(725)	—	—	(725)
Loss on extinguishment of liabilities	—	(475)	—	(475)
Net gain (loss) from investments held in Trust Account	(1)	—	1	—	(O)
Net income (loss) before income tax expense	(3,881)	(42,374)	(7,416)	(53,671)
Income tax expense	—	—	—	—	(P)
Net income (loss) before non-controlling interest	(3,881)	(42,374)	(7,416)	(53,671)
Net loss attributable to noncontrolling interests, net of tax	—	(13,071)	—	(13,071)
Net income (loss) attributable to Kin Insurance, Inc.	$(3,881)	$(29,303)	$(7,416)	$(40,600)
Net income (loss) per ordinary share
Class A – basic and diluted	$0.00			$(0.35)	(R)
Class B – basic and diluted	$(0.55)			$—
Weighted average shares outstanding
Class A common stock – basic and diluted	20,547,368			114,736,079
Class B common stock – basic and diluted	5,055,914			—

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 — Basis of Presentation

The unaudited pro forma condensed combined financial information has been adjusted to include Transaction Accounting Adjustments (discussed within the notes below) which reflect the application of the accounting required by GAAP. The Transaction Accounting Adjustments for the Transaction consist of those necessary to account for the Transaction. The pro forma adjustments are prepared to illustrate the estimated effect of the Transaction, the PIPE Financing, and certain other adjustments.

Under each redemption scenario, the Transaction will be accounted for as a reverse recapitalization because Kin has been determined to be the accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”). The determination is primarily based on the evaluation of the following facts and circumstances taking into consideration both the no redemption and illustrative redemption scenario:

•        The pre-combination equity holders of Kin will hold the majority of, among others, voting rights in Kin Holdings, Inc.;

•        The pre-combination equity holders of Kin will have the right to appoint the majority of the directors on the Kin Holdings, Inc. Board;

•        Senior management of Kin will comprise the senior management of Kin Holdings, Inc.;

•        Operations of Kin will comprise the ongoing operations of Kin Holdings, Inc; and

•        Kin is significantly larger than Omnichannel in terms of revenue, total assets (excluding cash) and employees.

Under the reverse recapitalization model, the Transaction will be treated as Kin issuing equity for the net assets of Omnichannel, with no goodwill or intangible assets recorded.

Note 2 — Transaction Accounting Adjustments

Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2021

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2021 are as follows:

(A)    Represents the release of the restricted investments and cash held in the OAC trust account upon consummation of the Transaction at closing. Under the “No Redemption Scenario”, Cash and cash equivalents increased $206,573 thousand with a corresponding decrease to Investments held in Trust Account.

(B)    Represents the gross proceeds from the issuance, in the PIPE Financing to certain investors of 8,042,500 shares of Class A Common Stock with a par value of $0.0001 per share at a price of $10.00 per share. Accordingly, Cash and cash equivalents increased by $80,425 thousand, with a corresponding increase in Class A Common Stock of $1 thousand and $80,424 thousand to Additional paid-in capital.

(C)    Represents the payment of $44,245 thousand of estimated transaction costs at close in connection with the Transaction, which excludes amounts which were previously paid and expensed of $755 thousand by OAC during the six months ended June 30, 2021. Of the $45,000 thousand total, $16,000 thousand relates to advisory, legal, and other fees, $19,635 thousand relates to capital market advisory expenses, $1,365 thousand relates to PIPE fees, $5,000 thousand relates to a seller transaction bonus payment and $3,000 thousand relates to D&O insurance. Of these expenses, $37,000 thousand are expected to be recorded within Additional paid-in capital (including the amounts noted in tick mark (E)) and the remaining $8,000 thousand will be included within Accumulated Deficit and within net loss for the year ended December 31, 2020 as described in Note (Q).

(D)   As described in the business combination agreement, the contractual requirements are that Omnichannel shareholders will forfeit 774,375 Founder Shares and 1,226,000 Private Placement Warrants in connection with the Transaction. Under each “Redemption Scenario”, Derivative warrant liabilities decreased $3,357 thousand with a corresponding increase to retained earnings. The decrease in fair value of the derivative warrant liabilities related to these forfeitures was determined based on the number of the outstanding awards multiplied by 20%. With 20% representing the percentage of private placement warrants forfeited. Refer to Note (K) below of a discussion of the impact of the forfeitures on the Unaudited Pro Forma Condensed Combined Statement of Operations.

(E)    OAC Underwriting fees are due based on the number of shares of OAC Class A Common Stock issued to the current holders of Kin common and preferred stock. For further description of offering costs associated with the transaction see Note (C).

(F)    Under the “No Redemption Scenario”, the adjustment represents the reclassification of Class A Common Stock subject to possible redemption to permanent equity immediately prior to the Closing and reflects a decrease in OAC Redeemable Class A common stock of $175,688 thousand with an increase of $2 thousand to Class A common stock and an increase of $175,686 thousand to additional paid-in capital.

(G)    Represents the exchange of equity interests in Kin, including all issued and outstanding convertible preferred shares (Series Seed A, B, and C) and common stock. The convertible preferred shares are automatically converted into a number of shares of common stock of Kin in accordance with Kin’s certificate of incorporation. Once converted into shares of common stock of Kin, each share of common stock of Kin will be converted into 8.5881 share of OAC. Under the “Redemption Scenarios”, Convertible preferred shares are reduced by $134,227 thousand, with an increase in Class A common stock of $9 thousand and Additional paid-in capital of $134,218 thousand.

(H)    Represents the exchange of OAC Class B common stock for OAC Class A common stock on a one for one basis. Under the “Redemption Scenarios”, Class A common stock increased $1 thousand with a corresponding decrease in Class B common stock.

(I)     Represents the elimination of OAC’s historical accumulated deficit of $2,425 thousand under the “Redemption Scenarios”.

(J)     Represents the release of the restricted investments and cash held in the OAC trust account upon consummation of the Transaction at closing. Under the “Illustrative Redemption Scenario”, Cash and cash equivalents increased $163,074 thousand, Investments held in Trust Account decreased $206,573, thousand and Redeemable Class A common stock decreased by $43,499 thousand as discussed in Note (N) below. Please refer to “Basis of Pro Forma Presentation” above for calculations assuming maximum redemptions.

(K)    Under the “Illustrative Redemption Scenario”, redeemable Class A common stock and cash are each reduced by $43,499 thousand related to redemptions (as discussed and calculated above in the “Basis for Pro Forma Presentation”) and $132,189 thousand to reclassify the remaining balance to permanent equity, with an increase of $1 thousand to Class A common stock and an increase of $132,188 thousand to Additional paid-in capital. As noted in the “Unaudited Condensed Combined Pro Forma Balance Sheet” above, $43,499 thousand reclassed to permanent equity represents the difference between the June 30, 2021 balance of OAC Redeemable Class A common stock of $175,688 and the illustrative redemption amount of $43,499 (as calculated in the “Basis for pro Form Presentation”).

(L)    Represents the release of the restricted investments and cash held in the OAC trust account upon consummation of the Transaction at closing. Under the “Max Redemption Scenario”, Cash and cash equivalents increased $119,575 thousand, Investments held in Trust Account decreased $206,573, thousand and Redeemable Class A common stock decreased by $86,998 thousand as discussed in Note (M) below. Please refer to “Basis of Pro Forma Presentation” above for calculations assuming maximum redemptions.

(M)   Under the “Max Redemption Scenario”, redeemable Class A common stock and cash are each reduced by $86,998 thousand related to redemptions (as discussed and calculated above in the “Basis for Pro Forma Presentation”) and $88,690 thousand to reclassify the remaining balance to permanent equity, with an increase of $1 thousand to Class A common stock and an increase of $88,689 thousand to Additional paid-in capital. As noted in the “Unaudited Condensed Combined Pro Forma Balance Sheet” above, $86,998 thousand reclassed to permanent equity represents the difference between the June 30, 2021 balance of OAC Redeemable Class A common stock of $175,688 thousand and the maximum redemption amount of $86,998 thousand (as calculated in the “Basis for pro Form Presentation”).

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the Six Months Ended June 30, 2021 and the Year Ended December 31, 2020

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and the year ended December 31, 2020 are as follows:

(N)    Represents the elimination of the change in fair value of derivative warrant liabilities related to the forfeiture of Private Placement Warrants discussed in Note (D) above. The forfeiture of the Private Placement Warrants resulted in a decrease in the gain from the change in fair value of derivative warrant liabilities of $889 thousand under each “Redemption Scenarios” for the six months ended June 30, 2021. For the period ended December 31, 2020, the forfeiture of the Private Placement Warrants resulted in a $221 thousand reduction in the Loss upon issuance of private placement warrants and a decrease in the loss from the Change in fair value of derivative warrant liabilities of $362 thousand under each “Redemption Scenarios”.

(O)    Represents the elimination of investment income on the trust account.

	Six Months Ended June 30, 2021
(amounts in thousands, except share and per share amounts)	Assuming No Redemptions	Assuming Illustrative Redemptions	Assuming Max Redemptions
Pro forma net loss attributable to Kin, Inc.	$(32,258)	$(32,258)	$(32,258)
Weighted average common stock outstanding, basic and diluted	123,435,879	119,085,979	114,736,079
Net loss per share of common stock, basic and diluted	$(0.26)	$(0.27)	$(0.28)
OAC Public Shareholders	20,650,000	16,300,100	11,950,200
Kin Shareholders	90,355,254	90,355,254	90,355,254
Sponsor and its affiliate	4,388,125	4,388,125	4,388,125
PIPE Shareholders	8,042,500	8,042,500	8,042,500
	123,435,879	119,085,979	114,736,079
	Year Ended December 31, 2020
(amounts in thousands, except share and per share amounts)	Assuming No Redemptions	Assuming Illustrative Redemptions	Assuming Max Redemptions
Pro forma net loss attributable to Kin, Inc.	$(40,600)	$(40,600)	$(40,600)
Weighted average common stock outstanding, basic and diluted	123,435,879	119,085,979	114,736,079
Net loss per share of common stock, basic and diluted	$(0.33)	$(0.34)	$(0.35)
OAC Public Shareholders	20,650,000	16,300,100	11,950,200
Kin Shareholders	90,355,254	90,355,254	90,355,254
Sponsor and its affiliate	4,388,125	4,388,125	4,388,125
PIPE Shareholders	8,042,500	8,042,500	8,042,500
	123,435,879	119,085,979	114,736,079

(P)    Management has determined, that due to its full valuation allowance, pro forma impacts noted herein, are not anticipated to have an associated income tax effect.

(Q)    Represents transactions costs discussed in Note (C).

(R)    Represents the net loss per share calculated using the weighted average shares outstanding and the issuance of additional OAC shares of Class A common stock in connection with the Pro Forma Transactions, assuming that the shares were outstanding since January 1, 2020. As the Pro Forma Transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for net loss per share assumes that the shares issuable related to the Pro Forma Transactions have been outstanding for the entire period presented.

The combined financial information has been prepared assuming a “No Redemption”, “Illustrative Redemption”, and “Max Redemption” scenario. As the Company was in a net loss under each scenario presented, giving effect to unvested share-based compensation or outstanding warrants was not considered in the calculation of diluted net loss per share, since the inclusion of such unvested share-based compensation and warrants would be anti-dilutive.

OTHER INFORMATION RELATED TO OMNICHANNEL

Introduction

Omnichannel is a blank check company incorporated on September 9, 2020 as a Delaware corporation whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Prior to executing the Business Combination Agreement, Omnichannel’s efforts were limited to organizational activities, completion of its Initial Public Offering and the evaluation of possible business combinations.

Initial Public Offering

Omnichannel has neither engaged in any operations nor generated any revenue to date. Based on Omnichannel’s business activities, Omnichannel is a “shell company” as defined under the Exchange Act because it has no operations and assets consisting almost entirely of cash.

On November 24, 2020, Omnichannel consummated its Initial Public Offering of 20,000,000 units. Additionally, Omnichannel granted the underwriters a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 3,000,000 additional units to cover over-allotments, if any, at the Initial Public Offering price, less underwriting discounts and commissions. On November 30, 2020, the underwriters purchased 650,000 over-allotment units pursuant to the partial exercise of their over-allotment option. The underwriters did not exercise the remaining portion of their over-allotment option.

Each unit consists of one share of Class A common stock and one-half of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one share of Class A common stock for $11.50 per share, subject to adjustment. The units were sold at an offering price of $10.00 per unit, generating gross proceeds, before expenses, of $200,000,000. On September 30, 2020, Omnichannel issued 10,062,500 shares of Class B common stock to the Sponsor. On November 13, 2020 and November 19, 2020, respectively, the Sponsor surrendered 2,875,000 and 1,437,500 shares of Class B common stock to Omnichannel for cancellation for no consideration, resulting in an aggregate of 5,750,000 shares of Class B common stock outstanding. Of the 5,750,000 shares of Class B common stock outstanding, up to 750,000 shares were subject to forfeiture to the extent that the underwriters’ over-allotment option were not exercised in full or in part, so that the Initial Stockholders will collectively own 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. On November 30, 2020, the underwriters partially exercised the over-allotment option to purchase an additional 650,000 units; thus, only 587,500 shares of Class B common stock remained subject to forfeiture. The remaining unexercised over-allotment option expired on January 8, 2021; thus, the 587,500 shares of Class B common stock held by the Sponsor were forfeited, resulting in the Sponsor holding 5,162,500 Founder Shares.

The number of Founder Shares issued was determined based on the expectation that the Initial Public Offering would be a maximum of 20,000,000 units and therefore that such Founder Shares would represent, on an as-converted basis, 20% of the outstanding shares of Class A common stock under the Initial Public Offering.

Simultaneously with the consummation of the Initial Public Offering and the sale of the over-allotment units, Omnichannel consummated the private sale of an aggregate of 6,000,000 Private Placement Warrants, each exercisable to purchase one share of Omnichannel Class A common stock at $11.50 per share, to Sponsor at a price of $1.00 per Private Placement Warrant, generating gross proceeds, before expenses, of approximately $6,000,000. On November 30, 2020, the underwriters purchased 650,000 over-allotment units pursuant to the partial exercise of the over-allotment option. The over-allotment units were sold at an offering price of $10.00 per unit, generating gross proceeds of $6.5 million. Simultaneously with the sale of the over-allotment units, we consummated a private sale of an additional 130,000 Private Placement Warrants to the Sponsor, at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds of approximately $0.13 million. The Private Placement Warrants are identical to the warrants included in the units sold in the Initial Public Offering, except that, so long as they are held by their initial purchasers or their permitted transferees, (i) they will not be redeemable by Omnichannel, (ii) they (including the shares of Class A common stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after Omnichannel completes its initial business combination, (iii) they may be exercised by the holders on a cashless basis and (iv) they will be entitled to registration rights.

Upon the closing of the Initial Public Offering and the Private Placement Warrants, $206,500,000 was placed in a Trust Account maintained by Continental Stock Transfer & Trust Company, acting as trustee. Except for the withdrawal of interest to pay taxes, if any, and to fund Omnichannel’s working capital requirements (subject to an annual limit of $100,000), the Current Charter provides that none of the funds held in trust will be released from the Trust Account until the earlier of (i) the completion of the initial business combination; (ii) the redemption of any of the shares of Class A common stock sold as part of the units sold in Omnichannel’s Initial Public Offering (“public shares”) properly submitted in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of Omnichannel’s obligation to redeem 100% of the public shares if it does not complete an initial business combination within 18 months from the closing of its Initial Public Offering or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity or (iii) the redemption of 100% of the public shares if Omnichannel unable to complete an initial business combination within 18 months from the closing of its Initial Public Offering. The proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations.

The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. As of August 24, 2021, there was $206,575,279.25 in investments and cash held in the Trust Account.

Fair Market Value of Kin’s Business

Omnichannel’s initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the Business Combination. Omnichannel will not complete a business combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act. Omnichannel’s board of directors determined that this test was met in connection with the proposed Business Combination.

Stockholder Approval of Business Combination

Under the Current Charter, in connection with any proposed business combination, Omnichannel must seek stockholder approval of an initial business combination at a meeting called for such purpose at which public stockholders may seek to redeem their public shares, subject to the limitations described in the prospectus for Omnichannel’s Initial Public Offering. Accordingly, in connection with the Business Combination, the Omnichannel stockholders may seek to redeem the public shares that they hold in accordance with the procedures set forth in this proxy statement/prospectus.

Voting Restrictions in Connection with Stockholder Meeting

In connection with Omnichannel’s Initial Public Offering, Omnichannel’s Initial Stockholders entered into a letter agreement to vote their shares in favor of the Business Combination Proposal and Omnichannel also expects them to vote their shares in favor of all other proposals being presented at the Special Meeting. As of the date hereof, Omnichannel’s Initial Stockholders own 20% of the total outstanding Omnichannel Shares.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Omnichannel or its securities, the Omnichannel Initial Stockholders, Kin and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Omnichannel Class A common stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented to stockholders for approval at the Special Meeting are approved and/or (ii) Omnichannel satisfies the Minimum Cash Condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by Omnichannel’s Initial Stockholders for nominal value.

Liquidation if No Business Combination

Omnichannel has until May 24, 2022 to complete an initial business combination. If it is unable to complete its initial business combination by that date (or such later date as its stockholders may approve in accordance with the Current Charter), Omnichannel will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and consideration for redemptions in connection with an amendment to the amended and restated certificate of incorporation), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Omnichannel’s remaining stockholders and its board of directors, liquidate and dissolve, subject, in each case, to Omnichannel’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Private Placement Warrants, which will expire worthless if Omnichannel fails to complete its initial business combination by May 24, 2022.

Omnichannel’s Initial Stockholders have entered into a letter agreement with it, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Omnichannel fails to complete its initial business combination within the required time frame. However, if Omnichannel’s Initial Stockholders acquire public shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if Omnichannel fails to complete its initial business combination by May 24, 2022.

The Sponsor and Omnichannel’s officers and directors have also agreed, pursuant to a written agreement with Omnichannel, that they will not propose any amendment to the Current Charter that would affect the substance or timing of Omnichannel’s obligation to redeem 100% of the public shares if it does not complete its initial business combination by May 24, 2022 or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity, unless Omnichannel provides its public stockholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to it to pay its taxes, divided by the number of then issued and outstanding public shares. However, Omnichannel may not redeem the public shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it is not subject to the SEC’s “penny stock” rules).

Omnichannel expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $821,000 of proceeds held outside the Trust Account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing the plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes on interest income earned on the Trust Account balance, Omnichannel may request the trustee to release to it an additional amount of up to $             of such accrued interest to pay those costs and expenses.

If Omnichannel was to expend all of the net proceeds of its Initial Public Offering, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by stockholders upon its dissolution would be $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of its creditors, which would have higher priority than the claims of its public stockholders. Omnichannel cannot assure you that the actual per-share redemption amount received by stockholders will not be less than $10.00. While Omnichannel intends to pay such amounts, if any, it cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.

Although Omnichannel will seek to have all vendors, service providers, prospective target businesses and other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of its public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against Omnichannel’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Omnichannel’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to Omnichannel than any alternative. Examples of possible instances where Omnichannel may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. As of the date of this proxy statement/prospectus, Omnichannel is not a party to any agreement that does not contain such a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Omnichannel and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to Omnichannel if and to the extent any claims by a third party (except for Omnichannel’s independent registered public accounting firm) for services rendered or products sold to Omnichannel, or a prospective target business with which Omnichannel has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable and consideration for redemptions made in connection with an amendment of the certificate of incorporation, up to the amount of interest earned, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) not will it apply to any claims under Omnichannel’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. Omnichannel will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which Omnichannel does business, execute agreements with Omnichannel waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Omnichannel has not asked the Sponsor to reserve for such indemnification obligations, nor has Omnichannel independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and Omnichannel believes that our Sponsor’s only assets are Omnichannel’s securities. Therefore, Omnichannel cannot assure you that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per public share. In such event, Omnichannel may not be able to complete the Business Combination, and Omnichannel’s public stockholders would receive such lesser amount per share in connection with any redemption of their public shares. None of Omnichannel’s officers or directors will indemnify Omnichannel for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable and consideration for redemptions made in connection with an amendment to the certificate of incorporation, up to the amount of interest earned on the account, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, Omnichannel’s independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While Omnichannel currently expects that its independent directors would take legal action on its behalf against our Sponsor to enforce its indemnification obligations to Omnichannel, it is possible that Omnichannel’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, Omnichannel cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per share.

Omnichannel will seek to reduce the possibility that our Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which it does business execute agreements with Omnichannel waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under Omnichannel’s indemnity of the underwriters of its Initial Public Offering against certain liabilities, including liabilities under the Securities Act. Omnichannel has access to up to approximately $821,000 held outside the Trust Account with which it may pay any such potential claims (including costs and expenses incurred in connection with its liquidation, currently estimated to be no more than approximately $100,000). In the event that Omnichannel liquidates, and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from the Trust Account could be liable for claims made by creditors.

If Omnichannel files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of Omnichannel’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, Omnichannel cannot assure you it will be able to return $10.00 per share to its public stockholders. Additionally, if Omnichannel files a bankruptcy petition or an involuntary bankruptcy petition is filed against Omnichannel that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Omnichannel’s stockholders. Furthermore, Omnichannel’s board may be viewed as having breached its fiduciary duty to Omnichannel’s creditors and/or may have acted in bad faith, and thereby exposing itself and the company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. Omnichannel cannot assure you that claims will not be brought against it for these reasons.

Omnichannel’s public stockholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of the public shares if Omnichannel does not complete its initial business combination by May 24, 2022, (ii) in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of Omnichannel’s obligation to redeem 100% of the public shares if it does not complete its initial business combination by May 24, 2022 or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity or (iii) if they redeem their respective shares for cash upon the completion of Omnichannel’s initial business combination. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event Omnichannel seeks stockholder approval in connection with an initial business combination, a stockholder’s voting in connection with the Business Combination alone will not result in a stockholder’s redeeming its shares to Omnichannel for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights described above. These provisions of the Current Charter, like all provisions of the Current Charter, may be amended with a stockholder vote.

Properties

Omnichannel currently sub-leases its executive offices at First Floor West, 51 John F. Kennedy Parkway, Millburn, NJ 07078 from an affiliate of Omnichannel Sponsor LLC. Omnichannel has agreed to reimburse such affiliate for secretarial and administrative services provided to members of its management team in an amount not to exceed $4,000 per month in the event such space and/or services are utilized and Omnichannel does not pay a third party directly for such services. Omnichannel believes, based on rents and fees for similar services, that this amount is at least as favorable as it could have obtained from an unaffiliated person. Omnichannel considers its current office space adequate for its current operations.

Employees

Omnichannel currently has three executive officers, Matt Higgins, Christine Pantoya and Austin Simon. These individuals are not obligated to devote any specific number of hours to Omnichannel’s matters but they intend to devote as much of their time as they deem necessary to Omnichannel’s affairs until it has completed an initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for an initial business combination and the stage of the Business Combination process it is in. Omnichannel does not intend to have any full-time employees prior to the completion of its initial business combination.

Directors and Executive Officers

Omnichannel’s directors and executive officers are as follows:

Name	Age	Position
Matt Higgins	46	Chairman and Chief Executive Officer
Christine Pantoya	51	Chief Financial Officer
Austin Simon	31	Chief Operating Officer
Bobbi Brown	63	Director
Albert Carey	69	Director
Priya Dogra	41	Director
Vicky Free	50	Director
Mark Gerson	48	Director
Emmett Shine	37	Director

Matt Higgins has served as Chief Executive Officer, Chairman and a member of the board of directors of Omnichannel since September 2020. Mr. Higgins is also the Chief Executive Officer of RSE Ventures (“RSE”), an incubator and investment firm that he co-founded in September 2012 to pursue opportunities in the sports, media, entertainment, food, and technology sectors. Mr. Higgins’ deep operating experience spans multiple industries over his 25-year career, which he draws upon to help founders navigate complex situations in order to reach their full potential.

A lifelong New Yorker, Mr. Higgins spent much of his early career in public service at the site of the worst terrorist attack on U.S. soil. He was appointed one of the first employees — and ultimately Chief Operating Officer — of the Lower Manhattan Development Corporation, the $2 billion dollar federally funded government agency created to plan and oversee the rebuilding of the 16-acre World Trade Center site. Mr. Higgins helped organize the largest international design competition in history, culminating in Reflecting Absence, the September 11th National Memorial, and the development of One World Trade Center, the tallest building in the United States.

After transitioning to the private sector, Mr. Higgins spent 15 years affiliated with the National Football League, overseeing business operations for two NFL franchises. At RSE Ventures, Mr. Higgins has incubated numerous businesses and successfully backed many challenger brands from inception, including RESY, an OpenTable competitor that American Express acquired in 2019; Drone Racing League, the world’s premier drone racing circuit; and the International Champions Cup, the largest privately-owned soccer tournament featuring Europe’s top clubs. Starting in 2016, he broadened RSE’s focus to rapidly expanding food concepts including David Chang’s Momofuku, Fuku, Milk Bar, &pizza, and Bluestone Lane.

Mr. Higgins has a deep lens into consumer trends through RSE’s partnership with Gary Vaynerchuk in the leading digital-first marketing firm VaynerMedia. Mr. Higgins was the agency’s first client over a decade ago and RSE went on to acquire a significant ownership stake in the business. The agency has over 900 employees and is regarded as one of the top advisors to Fortune 500 companies on emerging marketing strategies before they go mainstream — including, for example, serving as the U.S. agency of record for TikTok. Through RSE, Mr. Higgins also teamed up with Jesse Derris to launch a brand strategy and communications firm that over the years has represented a number of leading DTC brands, including Warby Parker, Harry’s, Reformation and Everlane. Through RSE’s affiliated venture fund, Amity Supply, Mr. Higgins is an early shareholder in many disruptive brands, including Hims.

Mr. Higgins is an Executive Fellow at the Harvard Business School, where he co-teaches a course on emerging consumer trends with Professor Len Schlesinger, Moving Beyond DTC, through Harvard’s Short Immersive Program (SIP). Mr. Higgins also has been a guest shark on ABC’s hit show, Shark Tank, appearing on seasons 10 and 11, and Harper Collins’ William Morrow imprint will release his book, “Burn the Boats!,” in 2022. In 2019, he received the Ellis Island Medal of Honor, joining the ranks of seven former U.S. presidents, Nobel Prize winners and other leaders for work to improve society. He is also a longstanding board member of Autism Speaks. Mr. Higgins received his Bachelor of Arts in political science and honorary doctorate from Queens College and his J.D. from Fordham Law, where he was a member of the Fordham Law Review.

Christine Pantoya has served as Chief Financial Officer of Omnichannel since October 2020. Mrs. Pantoya has served as the chief commercial officer, head of strategy of FANchise, a professional football e-sports platform, since July 2020. Additionally, Mrs. Pantoya currently serves as a board member of Ryman Hospitality Properties (NYSE: RHP) (since February 2019) and the managing director of Uncommon Brands, which she founded in January 2019. Prior to these roles, Mrs. Pantoya was a senior vice president and the head of the Mobile & Direct-to-Consumer division of the National Basketball Association from January 2015 to October 2018 and a vice president in the corporate development and strategy department of Verizon Communications from April 2012 to January 2015. Mrs. Pantoya has held numerous other senior operating roles in various telecommunications companies throughout her career, including Cox Communications, Enhanced Wireless, Clearwire, Sprint Nextel and PrimeCo. She attended Old Dominion University where she received her MBA in 1995 and her Bachelor of Arts in Spanish in 1993.

Austin Simon has served as Chief Operating Officer of Omnichannel since October 2020. Prior to joining Omnichannel, Mr. Simon was an associate at Kainos Capital, a private equity firm dedicated to the consumer sector from July 2016 to July 2018. Before that, Mr. Simon was an associate at BlackRock in the U.S. Private Capital group, a principal investment team focused on private equity and credit investments in middle market companies from May 2013 to July 2016. At BlackRock, Mr. Simon’s team led the formation of Gordon Brothers Finance Company, a retail industry-focused investment platform jointly managed by BlackRock U.S.P.C. and Gordon Brothers Group. Mr. Simon started his career at Deutsche Bank as an analyst from 2012 to 2013 in the consumer and retail industry coverage group. He received his bachelor’s degree in Economics from Tulane University, summa cum laude in 2012, and his Master of Business Administration from The Wharton School in 2020.

Bobbi Brown has served as a director of Omnichannel since November 2020. Mrs. Brown is the founder of Bobbi Brown Cosmetics, where she served as the Chief Creative Officer until 2016. Mrs. Brown also launched Beauty Evolution, a modern lifestyle company for all things wellness, beauty, and everything in between. Beauty Evolution has facilitated the launch of three new brands: EVOLUTION_18, a line of lifestyle-inspired wellness and beauty ingestible products; justBOBBI.com, an editorial platform; and THE GEORGE, a boutique hotel. She is the Beauty & Lifestyle Editor of Elvis Duran and The Morning Show, has her own podcast, and pens columns for Charlotte’s Book, PureWow, and Naturally, Danny Seo. She is the author of nine books, including many New York Times bestsellers. Mrs. Brown has received wide recognition, including the Glamour Woman of the Year Award, the Fashion Group International Night of Stars Beauty Award, and the Jackie Robinson Foundation’s ROBIE Humanitarian Award. She was appointed by President Obama to the Advisory Committee for Trade Policy and Negotiation and has been inducted into the New Jersey Hall of Fame. Mrs. Brown earned her Bachelor of Fine Arts from Emerson College and holds honorary doctorate degrees from Montclair State University, Fashion Institute of Technology, Monmouth University, and Emerson College.

Albert Carey has served as a director of Omnichannel since November 2020. Mr. Carey currently serves as the chairman of the board of Unifi, Inc. (since April 2019) and has been on the board of directors of The Home Depot since 2008. Mr. Carey previously served as the Chief Executive Officer of PepsiCo North America from March 2016 to April 2019, where he was responsible for leading PepsiCo’s North America Beverage business, Frito Lay North America, and the North America Nutrition business. Prior to his role as the chief executive officer, Mr. Carey held multiple executive roles at PepsiCo, working across the snacks and beverages portfolio. He served as president and CEO of Frito-Lay North America, where he led the snack and convenient foods business, and as president of PepsiCo Sales, where he led sales and customer management for the company’s retail, foodservice and fountain businesses. Prior to joining PepsiCo in 1981, Mr. Carey worked at Procter & Gamble for seven years. Mr. Carey is on the Board of Trustees, and the Dean’s advisory council of the Robert H. Smith School of Business, both at the University of Maryland. Mr. Carey holds a Bachelor of Science in Government and Politics from the University of Maryland.

Priya Dogra has served as a director of Omnichannel since November 2020. Ms. Dogra currently serves as the President, WarnerMedia for Europe, the Middle East, Africa, and Asia (excluding China) (since July 2020). She is responsible for various commercial and content activities, including theatrical distribution, advertising, affiliate sales, content sales, programming, production as well as the operations of the company’s linear channels across the regions. Ms. Dogra has been in the media sector for over a decade and prior to this role, she served as the head of Strategy & Corporate Development for WarnerMedia from August 2018 to July 2020, with responsibility for driving the company’s overall corporate growth initiatives and their direct-to-consumer strategy internationally. Previously, Ms. Dogra served as the head of Mergers & Acquisitions for Time Warner from August 2015 to July 2018. She has extensive public company deal experience and considerable background in direct-to-consumer activities. Prior to WarnerMedia, Ms. Dogra spent seven years at Citigroup in the Media and Telecom Investment Banking group. Ms. Dogra received her Bachelor of Science in Commerce and Computer Science from the University of Toronto.

Vicky Free has served as a director of Omnichannel since November 2020. Mrs. Free was appointed as the senior vice president of global marketing of Adidas in November 2020 and previously served as the senior vice president and Chief Marketing Officer for Novant Health (from May 2019 to November 2020) and has more than 25 years of experience in marketing and brand management. At Novant, she oversaw and implemented the organization’s marketing strategies including brand, market research, paid media and campaign management, digital engagement as well as insights and analytics. Mrs. Free was previously the senior vice president of global brand strategy, marketing and creative for Disney/ABC International from March 2017 to May 2019, where she led the overall brand strategy, marketing campaign development, retail marketing and digital initiatives to drive sales, ownership and consumption of Walt Disney Studios Theatrical in-home content and ABC Television Distribution content. Prior to working at Disney/ABC International, Mrs. Free served as executive vice president and chief marketing officer for BET Networks from June 2011 to January 2017, where she led brand strategy and consumer advertising across the BET Networks enterprise. Mrs. Free also held several marketing leadership positions with Time Warner, including Turner Networks, TNT, TBS and TCM. Prior to her work in national media, Mrs. Free worked with McDonald’s Corporation to develop annual marketing campaigns for women and multicultural markets. Mrs. Free is a member of the Executive Leadership Council and on the board of directors for PromaxBDA, serving as the Secretary of the Executive Board, and is a member of the University of South Carolina Dean’s Advisory Board. She has been recognized for her executive leadership and marketing expertise by Ad Age, Ebony, UpTown, CableFax 50 Most Powerful Women & Minorities in Cable (2008-2018), NAMIC, Multicultural TV Leadership Awards, PromaxBDA, Black Enterprise, The Network Journal, and Delta Sigma Theta Sorority Inc. Mrs. Free earned her Bachelor of Arts in mass communications from the University of South Carolina and a Master of Business Administration from the Kellogg School of Management at Northwestern University. She has also earned leadership certifications from UCLA’s Anderson Graduate School of Management and Harvard University.

Mark Gerson has served as a director of Omnichannel since November 2020. Mr. Gerson currently serves on the board of directors of the Gerson Lehrman Group (GLG), which position he has held since he co-founded GLG in 1998. He is also the co-founder of several other companies in industries ranging from healthcare services to enterprise software, and Create, a venture studio that is launching companies across a number of diversified industries, where he also serves as a board member. Mr. Gerson also serves as a director of Julius (since June 2017), Voray (since August 2014), Quality Reviews (since June 2012), Thuzio (since April 2012) and Matterhorn (since August 2011). He has been a seed round investor in companies in industries from diversified consumer products to biotechnology. Mr. Gerson is also the co-founder and Chairman of United Hatzalah, the crowd-sourced network of volunteer first responders throughout Israel with affiliates throughout the world. He is also the co-founder and Chairman of the Africa Mission Healthcare Foundation, which supports the work of medical missionaries in Africa through clinical care, training and infrastructure. He has a regular column on the Torah on the Christian Broadcasting Network, and his book, “The Telling — How Judaism’s Essential Book Reveals the Meaning of Life” is forthcoming from St. Martin’s Essentials in March 2021. Mark received his bachelor’s degree from Williams College, summa cum laude, and received his J.D. from Yale Law School.

Emmett Shine has served as a director of Omnichannel since November 2020. Mr. Shine is the Co-Founder and Executive Creative Director (since August 2019) of Pattern, a family of consumer brands that work together to help people enjoy daily life. Each brand provides the essentials to make, shape, and grow a home — the center of daily life. Prior to Pattern, Mr. Shine founded Gin Lane, serving as President and Executive Creative Director from January 2008 to August 2019. Gin Lane helped usher in a new wave of consumer-led, digital-first brands, helping to launch and grow Harry’s, SmileDirectClub, Sweetgreen, Hims, Stadium Goods, Quip, Recess, Haus, Sunday Goods, and many more. Mr. Shine is on the founding team of JAJA Tequila and an advisor to Care/Of, Sunday Goods, Swell Energy, Shhhowercap, and Recess.

Executive Compensation and Director Compensation

None of Omnichannel’s executive officers or directors have received any cash compensation for services rendered to Omnichannel. Omnichannel has agreed to reimburse an affiliate of its Sponsor $4,000 per month for secretarial and administrative services provided to members of our management team in the event such space and/or services are utilized and we do not pay a third party directly for such services. Omnichannel’s Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. Omnichannel’s audit committee will review on a quarterly basis all payments that were made to its Sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made from funds held outside the Trust Account.

Number and Terms of Office of Officers and Directors

Omnichannel’s board of directors consists of seven members and is divided into three classes, with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to Omnichannel’s first annual meeting of stockholders) serving a three-year term. In accordance with NYSE corporate governance requirements, Omnichannel is not required to hold an annual meeting until one year after its first fiscal year end following our listing on the NYSE.

Omnichannel’s officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Omnichannel’s board of directors is authorized to appoint officers as it deems appropriate pursuant to the Current Charter.

Director Independence

The rules of the NYSE require that a majority of Omnichannel’s board of directors be independent within one year of its initial public offering. An “independent director” is defined generally as a person who, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company). Omnichannel has six “independent directors” as defined in the NYSE rules and applicable SEC rules. Omnichannel’s board of directors has determined that each of Bobbi Brown, Albert Carey, Priya Dogra, Vicky Free, Mark Gerson and Emmett Shine is an “independent director” as defined in the NYSE listing standards and applicable SEC rules. Omnichannel’s independent directors have regularly scheduled meetings at which only independent directors are present.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against Omnichannel or any members of its management team in their capacity as such, and Omnichannel and the members of its management team have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.

Periodic Reporting and Audited Financial Statements

Omnichannel has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the Securities and Exchange Commission. In accordance with the requirements of the Exchange Act, Omnichannel’s annual reports contain financial statements audited and reported on by Omnichannel’s independent registered public accounting firm, WithumSmith+Brown, PC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF OMNICHANNEL

The following discussion and analysis of the financial condition and results of operations of Omnichannel Acquisition Corp. (for purposes of this section, “Omnichannel,” “we,” “us” and “our”) should be read in conjunction with the financial statements and related notes of Omnichannel included elsewhere in this prospectus/proxy statement. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward- looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” appearing elsewhere in this prospectus/ proxy statement.

Overview

We are a blank check company incorporated in Delaware on September 9, 2020. We were formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). We are an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

Our sponsor is Omnichannel Sponsor LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for our Initial Public Offering was declared effective November 19, 2020. On November 24, 2020, we consummated our Initial Public Offering of 20,000,000 units (the “Units”) at $10.00 per Unit, generating gross proceeds of $ 200.0 million, and incurring offering costs of approximately $11.6 million, inclusive of approximately $7.0 million in deferred underwriting commissions (Note 5). We granted the underwriters in the Initial Public Offering (the “Underwriters”) a 45-day option to purchase up to 3,000,000 additional units to cover over-allotments, if any. The Underwriters partially exercised the over-allotment option and on November 30, 2020, the underwriters purchased an additional 650,000 Units (the “Over-Allotment Units”), generating gross proceeds of $6.5 million, and incurred additional offering costs of $357,500 in underwriting fees (inclusive of $227,500 in deferred underwriting fees) (the “Over-Allotment”).

Simultaneously with the closing of the Initial Public Offering, we consummated the private placement (“Private Placement”) of 6,000,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant to the Sponsor, generating proceeds of $6.0 million (Note 4). Simultaneously with the closing of the Over-Allotment on November 30, 2020, the Company consummated the second closing of the Private Placement, resulting in the purchase of an aggregate of an additional 130,000 Private Placement Warrants by the Sponsor, generating gross proceeds to us of $130,000.

Upon the closing of the Initial Public Offering, the Over-Allotment and the Private Placement, $206.5 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the Initial Public Offering, the Over-Allotment and of the Private Placement Warrants in the Private Placement were placed in a trust account (“Trust Account”), located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as determined by us, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

Our management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. We must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions) at the time of the agreement to enter into the initial Business Combination. However, we will only complete a Business Combination if the post-business combination company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

If we are unable to complete a Business Combination within 18 months from the closing of the Initial Public Offering, or May 24, 2022 (the “Combination Period”), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, liquidate and dissolve, subject, in each case, to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Proposed Business Combination

On July 19, 2021, we entered into a business combination agreement with Omnichannel Merger Sub, Inc., a wholly-owned subsidiary of Omnichannel (“Merger Sub”), and Kin Insurance, Inc., a Delaware corporation (“Kin”) (as it may be amended and/or restated from time to time, the “Business Combination Agreement”). Upon the consummation of the transactions contemplated by the Business Combination Agreement (the “Closing”), Merger Sub will merge with and into Kin with Kin surviving the Merger as a wholly-owned subsidiary of Omnichannel (the “Business Combination”). In addition, at the Closing, Omnichannel will be renamed “Kin Holdings, Inc.” References herein to “Pubco” shall mean the Company as of the time following such change of name.

Pursuant to the Business Combination Agreement, (a) immediately prior to the effectiveness of the Merger (the “Effective Time”), (i) each issued and outstanding share of preferred stock of Kin will automatically convert into a number of shares of common stock of Kin in accordance with Kin’s certificate of incorporation and (ii) each share of Class A common stock and Class B common stock of the Company will be converted into one share of common stock of the Company and (b) each share of common stock of Kin will be converted into 8.5881 shares of common stock of Pubco.

Effective as of the Effective Time, (i) each outstanding option to purchase shares of Kin preferred stock or Kin common stock (each, a “Kin Option”) that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be assumed by Omnichannel and shall be converted into an option to acquire shares of Pubco common stock with the same terms and conditions as applied to the Kin Option immediately prior to the Effective Time (a “Pubco Option”); provided that the number of shares underlying such Pubco Options will be determined by multiplying the number of shares of Kin common stock subject to such Kin Option immediately prior to the Effective Time by 8.5881 (the “Exchange Ratio”), which product shall be rounded down to the nearest whole number of shares, and the exercise price of each Pubco Option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded up to the nearest whole cent.

Effective as of the Effective Time, each outstanding warrant to acquire shares of Kin preferred stock or Kin common stock (each, a “Kin Warrant”) that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms, by virtue of the Business Combination and without any action on the part of Omnichannel, Kin or the holder of any such Kin Warrant, shall be assumed by Omnichannel and shall be converted into a warrant to acquire shares of Pubco common stock with the same terms and conditions as applied to the Kin Warrant immediately prior to the Effective Time (a “Pubco Warrant”); provided that the number of shares underlying such Pubco Warrants will be determined by multiplying the number of shares of Kin common stock or Kin preferred stock subject to such Kin Warrant immediately prior to the Effective Time by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the exercise price of each Pubco Warrant will be determined by dividing the per share exercise price of such Kin Warrant immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

The consummation of the Business Combination is conditioned upon, among other things, (a) Omnichannel having an aggregate cash amount of at least $200 million available at Closing from the Company’s trust account and PIPE Investors (the “Minimum Cash Condition”), (b) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (the “HSR Act”), and (c) the approval by the Florida Office of Insurance Regulation of the Business Combination.

The parties to the Business Combination Agreement have made customary representations, warranties and covenants in the Business Combination Agreement, including, among others, covenants with respect to the conduct of Omnichannel and Kin and its subsidiaries prior to the closing of the Business Combination.

The Business Combination Agreement may be terminated by Kin or Omnichannel under certain circumstances, including, among others, (i) by mutual written consent of Kin and Omnichannel, (ii) by either Kin or Omnichannel if the closing of the Business Combination has not occurred on or before April 19, 2022 and (iii) by Kin or Omnichannel if either Omnichannel or Kin has not obtained the required approval of its stockholders.

The Business Combination Agreement contains representations, warranties and covenants that the parties to the Business Combination Agreement made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Subscription Agreements

We entered into subscription agreements (the “Subscription Agreements”), each dated as of July 19, 2021, with certain institutional investors (the “PIPE Investors”), pursuant to which, among other things, the Company agreed to issue and sell, in private placements to close immediately prior to the closing of the Business Combination, an aggregate of 8,042,500 PIPE Shares at $10.00 per share for aggregate gross proceeds of $80.43 million. The Subscription Agreements provide that Company will, within 30 days after the Closing, file with the SEC the “Post-Closing Registration Statement registering the resale of the PIPE Shares and will use its commercially reasonable efforts to have such Post-Closing Registration Statement declared effective as soon as practicable after the filing thereof but in any event no later than the earlier of (i) 60 days (or 120 days if the SEC notifies the Company that it will “review” the Post-Closing Registration Statement) following the Closing Date and (ii) the 10th business day after the date the Company is notified in writing by the SEC that the Post-Closing Registration Statement will not be “reviewed” or will not be subject to further review. The parties to the Subscription Agreements will not have any “demand” rights with respect to underwritten offerings or “piggyback” rights with respect to equity offerings initiated by the Company of the parties to the Registration Rights Agreement.

Registration Rights Agreement

In connection with the execution of the Business Combination Agreement, Kin equityholders have entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with Omnichannel and Omnichannel Sponsor, LLC (the “Sponsor”). Pursuant to the Registration Rights Agreement, within 30 days of Closing, Pubco will file a registration statement registering for resale (i) the Omnichannel common stock held by the Sponsor as converted into Pubco common stock post-Closing, (ii) the Private Placement Warrants, (iii) any Pubco common stock or warrants held by a holder signatory to the Registration Rights Agreement, (iv) any Pubco common stock acquired by any holder signatory to the Registration Rights Agreement upon the exercise of a warrant or similar right, (v) any shares or warrants otherwise acquired by a holder signatory to the Registration Rights Agreement, and (vi) any other equity security issued with respect to any of (i)-(v) pursuant to a reorganization, stock split, stock dividend or like transaction. Pubco thereafter is required to maintain a registration statement that is continuously effective and to cause the registration statement to regain effectiveness in the event that it ceases to be effective. At any time that the registration statement is effective, any holder signatory to the Registration Rights Agreement may request to sell all or a portion of its securities that are registrable in an underwritten offering pursuant to the registration statement; provided that the proposed offering demanded by the holders(s) must be reasonably expected to exceed $35 million in gross proceeds; provided further that Pubco shall not be required to effect more than two underwritten offerings in any 12-month period.

In addition, the holders have certain “piggyback” registration rights with respect to registrations initiated by Pubco or other stockholders of Pubco. Pubco will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement.

Support Agreements

In connection with and following the execution of the Business Combination Agreement, certain Kin stockholders (the “Kin Supporting Stockholders”) entered into transaction support agreements with the Company (the “Support Agreements”). Under the Support Agreements, each Kin Supporting Stockholder agreed, on (or effective as of) the third business day following the SEC declaring effective the registration statement relating to the approval by Omnichannel stockholders of the Business Combination, to execute and deliver a written consent to adopt the Business Combination Agreement and related documents, to waive stockholder notice rights in connection with the Business Combination, and, if a holder of preferred stock, to consent to the preferred stock conversion. In addition, the Kin Supporting Stockholders agree, in the event of an annual or special meeting of stockholders, to (i) appear or cause their shares to be counted present for quorum purposes, (ii) vote in favor of the Business Combination and any other matters reasonably requested by Kin to consummate the Business Combination, (iii) vote against any proposal that would materially impede the Business Combination and (iv) vote in favor of or consent to the Business Combination in any other circumstance so required for completion of the Transaction. In addition, the Support Agreements prohibit the Kin Supporting Stockholders from engaging in activities that have the effect of soliciting a competing acquisition proposal.

Sponsor Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor and certain insiders of Omnichannel entered into an Agreement (the “Sponsor Letter Agreement”) with Omnichannel and Merger Sub, pursuant to which the Sponsor and such insiders agreed to vote all shares of Omnichannel common stock beneficially owned by them in favor of the Business Combination and each other proposal related to the Business Combination included on the agenda for the special meeting of stockholders relating to the Business Combination, to appear at such meeting or otherwise cause their shares to be counted as present for purposes of establishing a quorum at such meeting, to vote against any proposal that would impede the Business Combination and the other transactions contemplated thereby and to vote against any change in business, management or board of directors of Omnichannel other than in connection with the transaction, and not to redeem any of their shares.

Also, in connection with the Business Combination, the Sponsor agreed to forfeit 774,375 Founder Shares and 1,226,000 Private Placement Warrants.

The Sponsor Letter Agreement also contains a provision for a lock-up of the Founder Shares (or any shares of Omnichannel Class A common stock issuable upon conversion thereof) following the Business Combination. The relevant provision provides that the Sponsor and the insiders party to the agreement will not transfer, except in limited circumstances, any Founder Shares (or any shares of Omnichannel Class A common stock issuable upon conversion thereof) until the earlier of (i) one year after the completion of the Business Combination, (ii) any time during which the closing price of the Pubco common stock equals or exceeds $12.00 per share (adjusted for any stock split, stock dividend, or the like) for 20 days in any 30-day period (such period commencing at least 150 days after the Business Combination), or (iii) the date on which Omnichannel completes a liquidation, merger or similar transaction that results in all Omnichannel stockholders having the right to exchange Class A common stock for cash, securities or other property. In the event that Kin waives, releases, or terminates the Lockup Agreement (such agreement discussed below) with respect to any shares or holders, then the holders of the Founder Shares subject to the Sponsor Letter Agreement will be granted a pro rata share in such waiver, release or termination.

Pursuant to the Sponsor Letter Agreement, each Founder Share not forfeited will be converted into one share of Pubco common stock in connection with the Closing.

The insiders who are party to the Sponsor Letter Agreement include Omnichannel directors and executive officers Matt Higgins, Christine Pantoya, Austin Simon, Bobbi Brown, Albert Cary, Priya Dogra, Mark Gerson and Emmett Shine.

Lockup Agreement

In connection with the execution of the Business Combination Agreement, certain Kin stockholders have entered into lockup agreements (the “Lockup Agreements”) with Omnichannel. Pursuant to the Lockup Agreements, each stockholder may not, with limited exceptions, transfer shares until the earlier of (i) 180 days after Closing, and (ii) the date on which Omnichannel completes a liquidation, merger or similar transaction that results in all Omnichannel stockholders having the right to exchange Class A common stock for cash, securities or other property. In the event that Pubco waives, releases, or terminates the lockup provision in the Sponsor Letter Agreement (such agreement discussed above) with respect to any shares held by Sponsors, then the holders of the common stock subject to this Lockup Agreement will be granted a pro rata share in such waiver, release or termination. Following the Closing, approximately 73.6% of shares of Pubco common stock will be subject to lockups, including 5,162,500 shares of Pubco common stock subject to lockups in accordance with the terms of the Sponsor Letter Agreement.

Director Nomination Agreement

In connection with the Closing, Pubco and the Sponsor will enter into a director nomination agreement (the “Director Nomination Agreement”). Pursuant to the Director Nomination Agreement, the Sponsor will hold certain rights to nominate a member of the board of directors of Pubco, effective as of the Closing Date, subject to the conditions set forth in the Director Nomination Agreement. The Sponsor’s initial nominee to the board is expected to be Matt Higgins. Until fifteen (15) months after the Director Nomination Agreement, Sponsor has the right to name a second board member who is independent under NYSE listing rules and for audit committee purposes, provided that such nominee is reasonably acceptable to Pubco. The Director Nomination Agreement will terminate as of the date that is twenty-four (24) months after the Closing.

Liquidity and Going Concern

As of June 30, 2021, we had approximately $472,000 in cash and working capital deficit of approximately $1.8 million (not taking into account approximately $73,000 of taxes that may be paid using interest income from the Trust Account).

Our liquidity needs had been satisfied through a capital contribution of $25,000 from the Sponsor to purchase the Founder Shares (as defined below), the loan under the Note from the Sponsor of approximately $105,000 (see Note 4) to us, and the net proceeds from the consummation of the Private Placement not held in the Trust Account. We fully repaid the Note, or our officers and directors may, but are not obligated to, provide us Working Capital Loans (see Note 4). As of June 30, 2021 and December 31, 2020, there were no amounts outstanding under any Working Capital Loans.

In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements - Going Concern,” management has determined that the liquidity condition, mandatory liquidation date and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to complete a business combination by May 24, 2022, then the Company will cease all operations except for the purpose of liquidating. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after May 24, 2022.

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Results of Operations

Our entire activity since inception up to June 30, 2021 was in preparation for our formation and the Initial Public Offering. We will not be generating any operating revenues until the closing and completion of our initial Business Combination.

For the three months ended June 30, 2021, we had net loss of approximately $5.6 million which consisted of an approximately $3.6 million in change fair value of derivative warrant liabilities, approximately $1.9 million in general and administrative expenses, approximately $12,000 in general and administrative expenses — related party and approximately $50,000 in franchise tax, which were partially offset by $5,000 income from our investments held in the Trust Account.

For the six months ended June 30, 2021, we had net income of approximately $1.5 million which consisted of an approximately $4.4 million gain in change fair value of derivative warrant liabilities and approximately $74,000 income from our investments held in the Trust Account, partially offset by $2.9 million in general and administrative expenses, $24,000 in general and administrative expenses — related party and approximately $99,000 in franchise tax.

Contractual Obligations

Registration and Stockholder Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans), are entitled to registration rights pursuant to a registration rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

Administrative Services Agreement

We entered into an agreement that provided that, commencing on the effective date of the prospectus through the earlier of consummation of the initial Business Combination and our liquidation, we agreed to pay the Sponsor a total of $4,000 per month for office space, secretarial, expense for period and administrative services provided to members of our management team.

Underwriting Agreement

The underwriters were entitled to an underwriting discount of $0.20 per Unit, or $4.0 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, the underwriters are entitled to a deferred fee of $0.35 per Unit, or approximately $7.0 million in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a Business Combination, subject to the terms of the underwriting agreement.

In connection with the consummation of the Over-Allotment on November 30, 2020, the underwriters were entitled to an additional fee of $130,000 paid upon closing, and $227,500 in deferred underwriting commissions.

Critical Accounting Policies and Estimates

Derivative Warrant Liabilities

We do not use derivative instruments to hedge its exposures to cash flow, market or foreign currency risks. Management evaluates all of the Company’s financial instruments, including issued warrants to purchase its Class A common stock, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the statement of operations. The fair value of Public Warrants and Private Warrants was estimated at December 31, 2020 using a binomial/lattice model that assumes optimal exercise of the Company’s redemption option, including the make whole table, at the earliest possible date. The fair value of Public Warrants and Private Warrants was measured at June 30, 2021 by reference to the listed price in an active market for the Public Warrants. The determination of the fair value of the warrant liability may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Class A Common Stock Subject to Possible Redemption

We account for its Class A common stock subject to possible redemption in accordance with the guidance in ASC480. Shares of Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Shares of conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. Our Class A common stock features certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, as of June 30, 2021 and December 31, 2020, a total of 17,568,764 and 17,423,106 shares, respectively, of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of our balance sheet.

Net Income (Loss) Per Common Share

Our condensed consolidated statements of operations include a presentation of net income (loss) per share of Class A common stock subject to possible redemption in a manner similar to the two-class method of net income (loss) per common stock. Net income (loss), basic and diluted, per share of Class A common stock is calculated by dividing the interest income earned on the Trust Account, less interest available to be withdrawn for the payment of taxes, by the weighted average number of Class A common stock outstanding for the periods. Net income (loss), basic and diluted, per share of Class B common stock is calculated by dividing the net income (loss), adjusted for income attributable to Class A common stock, by the weighted average number of Class B Common Stock outstanding for the periods. Class B common stock include the Founder Shares, as these shares do not have any redemption feature and do not participate in the income earned on the Trust Account.

We have not considered the effect of the warrants sold in the Initial Public Offering (including the consummation of the over-allotment) and Private Placement Warrants to purchase 16,455,000 shares of Class A common stock in the calculation of diluted income (loss) per share, since the exercise of the warrants and the conversion of the rights into shares of common stock is contingent upon the occurrence of future events.

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815- 40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021 using a modified retrospective method for transition. Adoption of the ASU did not impact our financial position, results of operations or cash flows.

Our management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material impact on our financial statements.

Off-Balance Sheet Arrangements and Contractual Obligations

As of June 30, 2021, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

JOBS Act

The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our Initial Public Offering or until we are no longer an “emerging growth company,” whichever is earlier.

For the Year Ended December 31, 2020

Results of Operations

Our entire activity since inception through December 31, 2020 related to our formation, the preparation for the Initial Public Offering, and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. We have neither engaged in any operations nor generated any revenues to date. We will not generate any operating revenues until after completion of our initial Business Combination. We will generate non-operating income in the form of interest earned on investments held in Trust Account. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the period from September 9, 2020 (inception) through December 31, 2020, we had a net loss of approximately $3.9 million, which consisted of approximately $1.8 million loss from changes in fair value of derivative warrant liabilities, a loss upon issuance of Private Placement Warrants of approximately $1.1 million, offering costs of approximately $0.7 million related to the issuance of derivative warrant liabilities, approximately $173,000 in general and administrative expenses, $8,000 in general and administrative expenses to related parties, $62,000 of franchise tax expense, and a net loss on investments held in the Trust Account of approximately $1,000.

As a result of the restatement described in Note 2 of the notes to the financial statements included herein, we classify the Warrants issued in connection with our Initial Public Offering and Private Placement as liabilities at their fair value and adjust the warrant instruments to fair value at each reporting period. These liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. For the periods from September 9, 2020 (inception) through December 31, 2020, the change in fair value of warrants was an increase of $1.8 million.

Liquidity and Capital Resources

As of December 31, 2020, we had approximately $821,000 in cash and working capital of approximately $1.2 million (excluding tax obligations of approximately $61,000 that may be paid using investment income earned from the Trust Account).

Our liquidity needs to date have been satisfied through the $25,000 capital contribution to purchase founder shares by our Sponsor, the loan proceeds under a promissory note of $105,000 from our Sponsor to cover the Company’s offering costs in connection with the Initial Public Offering, and the net proceeds from the consummation of the Private Placement not held in the Trust Account. The balance of the promissory note was fully repaid on November 24, 2020. In addition, in order to finance transaction costs in connection with a Business Combination, our Sponsor or an affiliate of our Sponsor, or certain of our officers and directors may, but are not obligated to, provide us Working Capital Loans. As of December 31, 2020, there were no amounts outstanding under any Working Capital Loans.

Based on the foregoing, management believes that we will have sufficient working capital and borrowing capacity from our Sponsor or an affiliate of our Sponsor, or certain of our officers and directors to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, we will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that the specific impact is not readily determinable as of the date of the balance sheet. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Related Party Transactions

Founder Shares

On September 30, 2020, our Sponsor purchased 10,062,500 shares of the Company’s Class B common stock, par value $0.0001 per share (the “Founder Shares”), for an aggregate price of $25,000. On November 13, 2020 and November 19, 2020, respectively, our Sponsor surrendered 2,875,000 and 1,437,500 shares of Class B common stock to the Company for cancellation for no consideration, resulting in an aggregate of 5,750,000 shares of Class B common stock outstanding. Our initial stockholders agreed to forfeit up to 750,000 Founder Shares to the extent that the over-allotment option is not exercised in full by the underwriters, so that the Founder Shares will represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. On November 30, 2020, the underwriters partially exercised the over-allotment option to purchase an additional 650,000 Units; thus, only 587,500 shares of Class B common stock remain subject to forfeiture. The remaining unexercised over-allotment option expired on January 8, 2021; thus, 587,500 shares of Class B common stock held by the Sponsor were forfeited.

Our initial stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination or earlier if, subsequent to the initial Business Combination, the closing price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, and (B) the date following the completion of the initial Business Combination on which we complete a liquidation, merger, capital stock exchange or other similar transaction that results in all of our stockholders having the right to exchange their Class A common stock for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the initial stockholders with respect to any Founder Shares.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, we consummated the Private Placement of 6,000,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant to our sponsor, generating gross proceeds of $6.0 million. Simultaneously with the closing of the Over-Allotment on November 30, 2020, we consummated the second closing of the Private Placement, resulting in the purchase of an aggregate of an additional 130,000 Private Placement Warrants by our Sponsor, generating gross proceeds to the Company of $130,000.

Each Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to our Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If we do not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by our Sponsor or its permitted transferees. The Private Placement Warrants (including the Class A common stock issuable upon exercise of the Private Placement Warrants) are transferable, assignable or salable until 30 days after the completion of the initial Business Combination.

Our Sponsor and our officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Related Party Loans

On September 9, 2020, our Sponsor agreed to loan us an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. We borrowed approximately $105,000 under the Note and fully repaid the Note in full on November 24, 2020.

In addition, in order to finance transaction costs in connection with a Business Combination, our Sponsor or an affiliate of our Sponsor, or certain of our officers and directors may, but are not obligated to, loan us funds as may be required (“Working Capital Loans”). If we complete a Business Combination, we will repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, we may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. To date, we have borrowings under the Working Capital Loans.

Administrative Services Agreement

Commencing on the date that the Company’s securities were first listed on the New York Stock Exchange until the earlier of the Company’s consummation of a Business Combination or the Company’s liquidation, we agreed to pay our Sponsor a total of $4,000 per month for secretarial and administrative services provided to members of our management team.

Our Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. Our audit committee will review on a quarterly basis all payments that were made by us to our Sponsor, directors, officers or the Company’s or any of their affiliates.

Contractual Obligations

Registration Rights

The initial stockholders and holders of the Private Placement Warrants are entitled to registration rights pursuant to a registration rights agreement. The initial stockholders and holders of the Private Placement Warrants will be entitled to make up to three demands, excluding short form registration demands, that we register such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by us. We will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were entitled to an underwriting discount of $0.20 per Unit, or $4.0 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, the underwriters are entitled to a deferred fee of $0.35 per Unit, or $7.0 million in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies and Estimates

Investments Held in the Trust Account

Our portfolio of investments held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. Our investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these investments are included in interest earned from investments held in Trust Account in the statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information, other than for investments in open-ended money market funds with published daily net asset values (“NAV”), in which case the Company uses NAV as a practical expedient to fair value. The NAV on these investments is typically held constant at $1.00 per unit.

Class A Common Stock Subject to Possible Redemption

We account for our Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”). Shares of Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Shares of conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. Our Class A common stock features certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2020, a total of 17,423,106 shares of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of our balance sheet.

Net Loss Per Common Share

We comply with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net income per common share of common stock is computed by dividing net income (loss) applicable to common stockholders by the weighted average number of shares of common stock outstanding for the period. We have not considered the effect of the warrants sold in the Initial Public Offering and Private Placement to purchase an aggregate of 16,455,000 shares of Class A common stock in the calculation of diluted earnings per share, since their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted earnings per share is the same as basic earnings per share for the period.

Our statement of operations includes a presentation of income per share for common stock subject to redemption in a manner similar to the two-class method of income per share. Net loss per share, basic and diluted for Class A common stock is calculated by dividing the net loss from investments held in the Trust Account of approximately $1,200 for the period from September 9, 2020 (inception) through December 31, 2020, by the weighted average number of shares of Class A common stock outstanding for the period. Net loss per share, basic and diluted for Class B common stock for the period from September 9, 2020 (inception) through December 31, 2020 is calculated by dividing the net loss of approximately $3.9 million, less amounts allocated to Class A common stock outstanding, by the weighted average number of Class B common stock outstanding for the period.

Derivative Warrant Liabilities

We do not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks. We evaluate all of our financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-40. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

We issued 10,325,000 warrants to purchase Class A common stock, including Over-Allotment Units, to investors in our Initial Public Offering and issued 6,130,000 Private Placement Warrants. All of our outstanding warrants are recognized as derivative liabilities in accordance with ASC 815-40. Accordingly, we recognize the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The fair value of Public warrants, was calculated using a binomial/lattice model that assumes optimal exercise of the Company’s redemption option, including the make whole table, at the earliest possible date. Subsequent to the when the warrants began separately trading, the fair value measurements were determined based on their trading price. The fair value of Public warrants and Private Placement Warrants was estimated at each measurement date using a binomial/lattice model that assumes optimal exercise of the Company’s redemption option, including the make whole table, at the earliest possible date.

Off-Balance Sheet Arrangements and Contractual Obligations

As of December 31, 2020, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations.

JOBS Act

The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our Initial Public Offering or until we are no longer an “emerging growth company,” whichever is earlier.

Recent Accounting Pronouncements

Our management does not believe there are any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, that would have a material effect on our financial statements.

BUSINESS OF PUBCO

LETTER FROM OUR CO-FOUNDERS

Sean Harper, CEO, & Lucas Ward, CTO

Technology has changed everything in our daily lives, from how we bank to how we work and how we connect. After we sold our previous fintech companies, we took some time off to analyze where to focus next. We wanted to use our skills in fintech and big data to address an acute problem for customers in a large and growing market and remove inefficiencies to improve the finances and quality of life for a large number of people.

We found what we believe to be a once-in-a-generation opportunity in homeowners insurance. Homeowners insurance is dominated by companies that were started early last century that have not significantly changed the way they practice business. Getting insurance requires responding to pages of questions, claims and underwriting are handled manually, pricing is determined according to self-reported data from the user, policy recommendations are made by agents who are usually not incentivized or equipped to provide expert advice, resources are squandered on billions of dollars of untargeted advertising, and business is conducted largely from corner stores located in strip malls throughout the country.

The result of that disconnect is unhappy customers, bloated cost structures and low profit margin insurance companies.

There is a better way.

Kin has built a next generation homeowners insurance company from the ground up. Customers can get insurance on their phone with a few clicks, eliminating the costly insurance stores. Pricing and underwriting are calculated on thousands of objective, predictive variables rather than relying on a smaller number of user-reported variables. Claims can be settled without visiting the customer at all. Marketing is specifically targeted toward customers that are likely to convert and will be a good match for the Kin portfolio. Coverage advice is provided by software and customer service representatives that are 100% dedicated to giving advice, rather than distracted by running an independent store.

Our advantages are relevant everywhere in the country, but they are an even greater advantage in the 40% of the country that is currently catastrophe exposed, including some of our most populous states. In those markets, customers have fewer choices, insurance is significantly more expensive and many of the big industry names that customers recognize no longer do business in these regions. Because Kin is more efficient in our cost structure and more accurate in our risk assessment, we believe we can build a large and profitable business in those areas. The United States’ housing market does not function without homeowners insurance, and it’s not practical to simply abandon some of our biggest states.

As global warming continues, more and more of the country is becoming catastrophe exposed, and we are positioning Kin to play a key role in adapting our society to live with the effects of climate change.

We are passionate about where we are headed and welcome you to join us on this incredible journey.

/s/ Sean Harper	/s/ Lucas Ward
Sean Harper	Lucas Ward
Co-Founder and CEO	Co-Founder and CTO

What is Kin?

Kin is the only pure-play direct-to-consumer insurtech focused on the large and growing homeowners insurance market. Powered by our proprietary technology, we offer an end-to-end solution, from producing quotes online in minutes to offering a better claims experience.

Overview

The world is changing faster every day, and the home insurance industry needs to be able to quickly respond to these changes in climate, technology, and consumer preferences, among others. However, we believe the legacy insurers that dominate the industry have been slow to respond to change, instead relying on decades old technology and primarily selling through expensive agent distribution channels.

Kin was built from scratch, using modern technology, to thrive in the current environment.

Kin Is Built For The Digital Era While Competitors Are Stuck In The Past

New Reality	VS. Insurance Industry Response	kin.
1. Insurance is moving online	Reliant on outdated technology	Only pure-play Direct to Consumer homeowners Insurtech
2. Customers expect a direct, tech-forward experience	Focused on expensive, brick and mortar, traditional agent distribution	Proprietary tech provides great user experience
3. More and better-quality data is critical	Antiquated technology keeps them dependent on self-reported data	Deep data infrastructure creates sustainable risk advantage
4. Extreme weather events are increasingly common	Abandon areas that experience more volatility	Tech and direct model allow us to operate in the most lucrative markets
5. Consumers favor mission-driven brands	Insurance industry branding and marketing stagnant for decades	Insurance brand of the future with delighted users and risk-sharing model

Everything, including insurance, is moving online as customer preferences have shifted toward a direct, tech-forward experience. We believe that legacy insurers have not responded to this change and continue to rely on decades-old core systems that cannot provide a direct, online experience. As a result, we believe legacy insurance companies remain dependent on expensive and strategically limiting external agents. Kin’s technology automates each step of the insurance value chain, moves it online and puts it into the customer’s control. We believe we are the only pure-play direct-to-consumer homeowners insurtech.

As the rest of the world moves online, more data is available now than ever before. In fact, it would not have been possible to build Kin ten years ago because much of the data we use did not exist yet. Unlike legacy insurers, Kin is able to source, manufacture and evaluate its own data, for pricing, underwriting and marketing. We believe Kin’s data is more voluminous, less biased and more accurate than the user and agent input data upon which our legacy competitors rely.

Kin’s data and technology advantage is especially important because weather volatility is increasing as a result of climate change. Our technology reduces costs and streamlines claims administration, and our data helps ensure we are accurately pricing the insurance for each home, taking into account its specific characteristics relative to its weather exposure. Both are key to enabling us to profitably tackle markets which many companies avoid.

Many modern consumers have also changed their perspective with respect to brands. They no longer just want a brand they have heard of. Now they demand a company they can believe in. We believe Kin is well suited for such consumers because we are helping address homeowners insurance markets impacted by one of society’s biggest challenges — climate change. We believe that climate change has a catastrophic downstream impact on virtually all aspects of human life. From education to risk management, we are building a company that acknowledges this global impact. Although we alone cannot reverse the effects from the last 100 plus years of climate change, we can help educate our customers about the effects of climate change, and help prepare our customers to deal with the direct effects of climate change on their lives.

We also have structured ourselves as a reciprocal exchange, which we believe, unlike most insurance companies, aligns our interests with our customers. To build the modern experience that insurance customers demand, we needed to vertically integrate and become an insurance carrier. In order to separate the more attractive components of the insurance stack from the less attractive carrier economics, while still retaining much of the control and flexibility of being a full-stack carrier, we established the Carrier, a reciprocal exchange called the Kin Interinsurance Network. The Carrier is owned by our policyholders, and we manage all of its operations for a fixed fee. Since establishing the Carrier in 2019, we have focused the majority of our business on providing services to the Carrier and growing its premiums.

Our Opportunity

Homeowners insurance is a large addressable market with dissatisfied customers, which creates a historic business opportunity for Kin.

U.S. consumers spend $105 billion on homeowners insurance each year, and that amount has increased by 45% in the last decade. Homeowners insurance is an essential part of the economy because mortgage lenders will not lend against a home without verifying that it is adequately insured and is a big part of people’s lives, making up 1.9% of average total spending for homeowners. It is also a low churn product because mortgage companies require homeowners to keep the home insured, and re-shopping for homeowners insurance is inconvenient.

People who own homes also are attractive customers for other products since they are relatively affluent. According to the Survey of Consumer Finances, the median homeowner has about 2.2 times the before-tax family income of the median renter, and according to the National Association of Realtors, the median homeowner has 46 times the net worth of the median renter. J.D. Power states “Homeowners insurance customers are the single most valuable group of personal lines customers for P&C insurers”.

According to NICE Satmetrix, a market research company and co-developer of the Net Promoter Score, consumers give the homeowners insurance industry, on average, a Net Promoter Score of 42. We believe this is because legacy insurance companies, which on average are 107 years old, have been very slow to adapt to the rapidly changing world.

Kin’s Net Promoter Score is 85 since inception, which is not just one of the best in its industry and category, but among some of the top technology companies and brands outside of the insurance industry, including Apple, Google and Amazon. To calculate its Net Promoter Score, Kin requests that customers complete a welcome survey one day after their policy is bound in which Kin asks “How likely is it that you would recommend Kin to a friend or colleague?” The customer selects an answer from 0-10, with 10 being the most likely to recommend. The numbers correspond to detractors (0-6), passives (7-8) and promoters (9-10). The Net Promoter Score is then calculated as the difference between the total percentage of promoters and the total percentage of detractors. Passive responders are not included in the calculation. Kin’s Net Promoter Score is calculated by Kin without involvement of an independent third party. This methodology of calculating the Net Promoter Score with the “detractors,” “passives,” and “promoters” that Kin uses is the accepted standard methodology used by companies and researchers to calculate the Net Promoter Score. Kin’s Net Promoter Score may not be comparable to similarly described measures published by other companies or industries because it is possible that other companies or industries calculate their Net Promoter Scores using the methodology above but with surveys conducted at a different time than Kin’s, with surveys conducted by third parties, and/or with different survey question language. Additionally, the Carrier currently has an FSR of “A, Exceptional” from Demotech, Inc. (“Demotech”), a financial analysis firm that provides FSRs and consulting services for property and casualty insurance companies and title underwriters. Demotech provides financial stability ratings to insurance companies of all sizes. When providing a rating, Demotech evaluates total assets, liabilities, revenues and expenses, working capital, administrative expenses, net income, surplus, receivables, amount of business written, industry focus and business model, among others. Below is Demotech’s rating scale:

•        A” (A Double Prime), Unsurpassed:    100% of insurers with this rating are expected to have a positive surplus at least 18 months from the initial date of rating assignment;

•        A’ (A Prime), Unsurpassed:    99% of insurers with this rating are expected to have a positive surplus at least 18 months from the initial date of rating assignment;

•        A, Exceptional:    97% of insurers with this rating are expected to have a positive surplus at least 18 months from the initial date of rating assignment;

•        S, Substantial:    95% of insurers with this rating are expected to have a positive surplus at least 18 months from the initial date of rating assignment;

•        M, Moderate:    90% of insurers with this rating are expected to have a positive surplus at least 18 months from the initial date of rating assignment; and

•        L, Licensed:    These companies have been assessed but have not been given one of the financial strength ratings listed above.

97% of insurers with a rating of “A, Exceptional” are expected to have a positive surplus at least 18 months from the initial date of rating assignment according to Demotech’s rating scale.

While our Demotech rating has proved satisfactory to date, we cannot assure that this rating will remain at its current level. Furthermore, we do not currently have a rating from AM Best and we do not currently intend to seek a rating from AM Best as doing so would require us to forgo certain revenues and efficiency of size. It is possible that some prospective customers may be reluctant to do business with a company that is not rated by AM Best and not having an AM Best rating may prevent us from expanding our business or limit our access to credit from certain financial institutions, which may in turn limit our ability to compete with large, national insurance companies and certain regional insurance companies.

Reinventing Homeowners Insurance Is A Historic Business Opportunity

Large And Growing Market

$105 Billion

Annual Premium Nationally[1]

A Necessary Product

Avg. Homeowner Spends

1.9%

of Income Insuring Their Home[2]

Customers Are Unhappy

42

Industry Net Promoter Score[3]

Competitive Bar Is Low

107 yrs Avg. age of top 10 homeowners insurance carriers

1: S&P Global Market Intelligence (2020).
2: Bankrate 'Average cost of homeowners insurance for 2021' (2021 data).
3: Homeowners insurance industry average NPS (Clearsurance).

Our Direct-To-Consumer Model

We believe customers now prefer a direct and tech forward experience for many products, especially when it saves them money. As a result we have seen intermediaries and retailers removed from many areas of business. Many retail stores have closed as consumers have migrated to the optionality and convenience offered by e-commerce. For virtual products that trend has been even faster, with most people bypassing local brokers for a variety of products such as travel, mortgages, retirement accounts and stock trading accounts.

Consumer surveys show that homeowners insurance is no exception, with 72% of customers preferring a digital experience and 78% of customers unwilling to pay significantly more for an external agent.

Customers Prefer To Buy Direct And Kin Delivers An Exceptional Experience

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72% of customers prefer a digital experience

78% of customers are not willing to pay significantly more for an agent[1]

72% of new Kin customers are existing homeowners switching carriers

Industry Leading Net Promoter Score

85
42
Home Insurance
kin.

Reviews 1,484 • Excellent

4.8

Trustpilot

Source: Clearsurance; Accenture US Personal-Lines Consumer Survey.
1: Significantly more = more than 5%

Despite that, 93% of homeowners insurance is sold through local agents. We think the reason homeowners insurance has been slower to move online, despite the shift in customer preferences, is that until now, customers did not have a fully integrated option to purchase homeowners insurance online. We believe that legacy insurers do not have the technical capabilities necessary to create a fully digital homeowners insurance product, and the regulatory hurdles and capital requirements make it difficult for new, more tech savvy companies to enter the market. Legacy insurers also have a difficult time shifting to a direct-to-consumer model because they face channel conflict with their agents — if a carrier starts to move direct they risk alienating their existing agents. Alienating the agents is dangerous because the agents typically control the customer relationship and can very easily move customers from one carrier to another.

In addition to better matching customer preferences, direct-to-consumer also reduces costs. Agents and the infrastructure to support them cost approximately 17% of premiums on an ongoing basis. Since the average homeowners policy now costs 2.48x the average 20 years ago, agent costs have increased proportionately, rising fast at a time when technology should be driving costs down.

The direct-to-consumer model also helps us achieve our high retention ratio of 92% as of July 2021, which is calculated as the quotient of the renewed total premium divided by the premium that was bound in the twelve-month period prior to the calculation. This measure includes cancellations, non-renewals, rate changes, and any other change that would impact total premium at the time of renewal. Part of the agent value proposition to the customer is to re-shop the policy periodically. Carriers also provide financial incentives for agents to move business from one carrier to another, including new business bonuses, contingent commission increases based on growth targets and commission structures that pay more for new policies and less for renewal. Since Kin does not have external agents, we avoid those churn factors and have a higher retention rate among our customers than the industry average.

Direct To Consumer Is A Fundamentally Better Economic Model

No Recurring
Agent Commission:
17%[1]
0%
Independent
Agent
kin.

Customer Churn Is Lower
Than Peers:
8%
13%
19%
kin.
Hippo
Lemonade

Source: Hippo & Lemonade Company filings. 1: Conning 'Property-Casualty Insurance Distribution'.

We believe our direct-to-consumer model also helps us manage losses. Because we acquire customers using direct response online marketing, we can train our marketing algorithms to specifically target customers we think are both likely to convert and will perform well from a risk perspective. We currently target risks located in Florida and Louisiana. We believe that the potential customers who are both likely to convert and will perform well from a risk perspective are those whose homes meet our underwriting eligibility criteria and those who are likely to be researching insurance options online and are comfortable with a digital-first experience for a high-consideration product. Where possible, we do not purchase leads or target customers who do not meet our underwriting eligibility criteria and would generate unsuccessful underwritings, primarily due to factors with respect to the potential customer or such potential customer’s home such as vacancy or active construction, existing damage, prior claims history, prior conviction for fraud or misrepresentation, unfenced or unprotected pools, attractive nuisances on site, the age of the home’s roof exceeding our underwriting eligibility criteria for the applicable roof type and location, or the presence of livestock. Where possible, we may target or allocate increased marketing spend to acquire customers with homes that are newer construction or have newer roofs because we can offer favorable pricing to these customers as a result of the superior resilience of homes and roofs built under more recent construction standards and more stringent building codes. While our underwriting guidelines do not define “newer” home or “newer” roof, our home age pricing typically aligns with advances in building codes, building materials, or construction standards. Generally, “newer” home or “newer” roof can be used to refer to those with the most favorable pricing, which is typically homes approximately 10 years old or newer and roofs approximately 5 years old or newer.

As part of our overall exposure management, we continually monitor our overall portfolio to ensure there is no overconcentration in any geographic area of a state and, accordingly, we may temporarily limit marketing in a geographical location if that geographical location is at the maximum permissible volume of policies for responsible exposure management. We monitor these metrics on, at minimum, a weekly basis. As marketing continues in other geographic locations, and thereby decreases the percentage of policies tied to a particular geographic location in relation to the overall portfolio, marketing can once again be increased in the previously overconcentrated geographic location. We have sophisticated pricing algorithms and pricing segmentation based on risk characteristics that allow us to target our marketing efforts at customers whose risk characteristics generate the most attractive pricing, including, but not limited to, customers with newer homes, homes with newer roofs, and homes in specific geographies where lower catastrophe risk results in lower prices. Having a direct relationship with the customer also helps reduce the involvement of third parties such as Public Adjusters and plaintiffs attorneys, which we think ultimately reduces the overall cost of a claim and exposure to fraud.

Our Technology

Our mission is to use technology to reimagine home insurance for every new normal, so our proprietary technology is at the core of our business and its future. One reason why homeowners insurance has lagged behind other financial products with respect to digitization is that homes are complicated to underwrite and price accurately, since each home is built differently, resulting in very different risk profiles even for homes that are located nearby each other.

Policy Administration System

At the core of an insurance company is the Policy Administration System (PAS). Legacy insurance companies typically run on proprietary systems that we believe are often old and rely on tech infrastructure that is several generations behind what is available now. For example, those legacy systems often run on mainframes and are written in Cobol. Those that do not run on legacy mainframe systems typically buy third party software that is commoditized and is also based on what we view as antiquated technologies, often not even running in the cloud.

In contrast, Kin has developed our own proprietary Policy Administration System that is built on modern technologies and is specifically tailored for our product and business model. Our custom Policy Administration System is key to delivering our efficient, fully digital insurance. Perhaps most importantly, our Policy Administration System enables us to operate at a speed our competitors who do not have comparable technology cannot match, which is an advantage in many areas of the business.

Proprietary Data and Data Infrastructure

In addition to our policy administration system, Kin has built several technologies that are key to our data advantage.

Maestro

Maestro makes it easy to add new data sources of various types, including external APIs, internally hosted databases and sources scraped from public records. It can take a year or more at a legacy company to integrate a single new data source, which is problematic because as the world continues to digitize, new data sources are becoming available at an ever increasing pace.

KIN Bot

Lots of useful data exists within unstructured sources such as images and documents like building permits and home inspections. Legacy insurance companies deal with that data by having a person read through the document and extract a few relevant fields. KIN Bot extracts all of the data from such documents, using machine learning to turn unstructured data into structured data that is usable by our pricing, underwriting and marketing models.

KINfidence

KINfidence is our model, which is constantly improving, that tells us which data sources to trust when and where and how to weigh the results of each source against each other. For a given property trait, KINfidence will return what it thinks is the correct value, as well as an estimate of how confident it is in that conclusion.

Thunderwriting

Thunderwriting is a system that pieces low-KINfidence fields out to our team of expert data-classifiers to provide low-latency human judgement where it is needed. Thunderwriting is important because it allows our customers to proceed with buying insurance without interruption, ensures we are underwriting and pricing on fully vetted data and provides the training data set for the aforementioned automated systems.

External APIs

The Company collects data on the characteristics of the property, from both open source and proprietary databases. Data sources include, but are not limited to, tax assessor records, permit data, building data, and aerial imagery.

Easy Online Purchase Experience

Legacy carriers rely heavily on user and agent-entered input to underwrite a home. For example, they might ask an agent how old the roof is on the customer’s house. In addition to being imprecise and unpredictable, entering that data is inconvenient for the user and the agent. Kin’s technology enables us to offer our customers insurance in an easy to use online process where few questions are asked other than the user’s address and contact information. Without such technology we would not be able to execute on a direct-to-consumer business model and avail ourselves of its advantages.

Targeted Marketing

Homes have unique and complex underwriting requirements. That’s why for each Kin applicant, we pull thousands of data points about the property to better underwrite the risk. Through our technology, we are able to assess roof type, construction, geography implications, size, age, year built, and other important factors prior to delivering a quote online with detailed precision. We aren’t removing the human element simply because it’s easy and efficient; we are adding data and technology for accuracy and confidence.

Claims

Kin is passionate about making customers feel like family, even during a claim. We combine our customer-centric focus with our technology in order to offer a superior claims experience. We provide an easy, online way to report the claim, as well as 24/7 phone staff if customers prefer to call. The combination of technology and our direct relationship with the customer gives Kin an advantage in claims response, as seen in the following statistics:

•        20 percent of claims reported online.

•        70 percent reduction in litigated claims.

•        58 percent wellness text response rate.

The direct relationship with the customer is an example of one way our direct-to-consumer model gives us an advantage in the industry. We don’t wait for something to happen to a customer’s home before our communications start. We alert them prior to upcoming weather events that may affect their home and provide recommendations for the safety of their home and its occupants. When a customer is affected by a weather event, we conduct wellness checks and offer additional support, if needed. This connection makes the entire claims process more pleasant, human, and efficient.

Technology And Direct Relationship Give Kin An Edge In Claims

Automated texts triggered to customers who may be impacted by weather event

3:20
kin.com
kin.
Hi! Kin Insurance here, Hurricane Sally is approaching, and your area may be impacted. We're tracking the storm so we can provide help for any Kin members who may need it.
Thanks! This is a first from an insurance company. Wow! Glad I'm with Kin!

Claims reported online **20%**	Responses feed directly into high tech, centralized loss adjustment process
Reduction in litigated claims[1] **70%**	Kin leverages direct relationship to assist customers directly & avoid 3rd party involvement
High response rate **58%**	Post-event wellness texts, enables customers to start a claim or let us know everything's fine

1: Comparison versus Citizens Property Insurance Corporation 2020 reported litigation rate.

If a claim is necessary, we provide a clear outline of the steps in the claims process with an individualized Kin Claim Tracker in the customer portal, which is accessible 24/7. It provides everything a customer needs to follow their claim in one simple place. As their claim moves through the various steps, we send the customer automated updates showing the claim’s progression on the Kin Claim Tracker.

Throughout the claim, we’re able to use technology to speed the process through aerial imagery, virtual estimating tools, text communications with customers, and fast electronic payments, all of which increase our accuracy and delight our customers.

During the year ended December 31, 2020 and the six months ended June 30, 2021, we had 12 litigated claims (out of 522 total claims) and 41 litigated claims (out of 781 total claims), respectively.

Catastrophe-Prone States

Our technology enables us to enter locations many in the industry deem uninsurable due to the rise in extreme weather and allows us to respond to the continued effects of climate change. By accurately assessing a customer’s home and historic conditions, we believe we are able to more precisely match price with risk than most legacy carriers. After receiving only their address on our website, we instantly pull from dozens of data sources to collect thousands of data points on each home we underwrite, often using multiple sources for the same property characteristics, to ensure we are underwriting the home correctly and matching the right policy characteristics to the customer needs. Our platform is able to easily add new data sources as they become available, and we use machine learning to synthesize past data to continuously improve our underwriting and dynamically adjust as new risks arise.

Granular and Accurate Pricing and Underwriting

Our market-leading proprietary technology and data infrastructure provide a competitive edge in risk selection and pricing sophistication. We use technology to enable better execution on responsible insurance practices, including underwriting and pricing.

We apply sound underwriting principles and have built our underwriting tools and processes to position us to execute consistently and well on these principles. Unlike carriers that apply underwriting rules to unreliable property data supplied by independent agents and consumers, we are not reliant upon data from agents or consumers. Our technical agility allows us to harness many objective data sources so that our underwriting rules are being applied to credible and verified data. We can quickly implement new data sources and new data types, allowing us to continually apply the most accurate data available. We assess redundant data to determine accuracy and apply our KINfidence scoring analysis, with the goal of establishing high KINfidence for all data down to the individual property variables.

Our direct-to-consumer business model provides additional ways to perform responsible exposure management. We continually monitor the portfolio from an exposure management perspective and can regularly decrease or increase marketing spend by geographies in order to maintain a balanced portfolio.

Our commitment to data science and data accuracy is visible in our team of actuaries and pricing and data experts. This commitment allows for consistent application of our pricing algorithms across our portfolio of business. This fuels our ability to have granular and accurate pricing across all risk segments.

Our Corporate Structure and Revenue Generation

Kin Insurance, Inc. is a corporation organized under Delaware law. It has four subsidiaries, all of which are directly 100% owned by Kin Insurance, Inc. The group consists of the following entities: (1) Kin Risk Management, LLC (“KRM”), a limited liability company organized under Florida law that performs general management, underwriting, and claims functions for the corporate group, including serving as attorney-in-fact for the Carrier, for which it receives a fixed percentage of premiums of the Carrier; (2) Kin Insurance Network Distributor, LLC (“KIND”), a limited liability company organized under Delaware law, which is a licensed insurance agency that distributes the Carrier’s insurance products in exchange for a fixed percentage of premium paid to the Carrier; (3) Kin Insurance Technology Hub, LLC (“KITH”), a limited liability company, which provides intellectual property and technology services to the companies in the group and the Carrier; and Kin MGA, LLC, which was created to perform managing general agency services to third party insurers.

The chart below displays the structure described above, to be in effect prior to and following the completion of this offering:

KIND Agreement

KRM, as attorney-in-fact for the Carrier, and KIND are parties to that certain Agency Authorization and Appointment Agreement, dated July 1, 2021 (the “KIND Agreement”).

The KIND Agreement establishes an independent service contractor relationship between KRM and KIND. Under the terms of the KIND Agreement, KRM grants authority to KIND to solicit insurance for all property and casualty lines (such coverages, individually and collectively, “Company Business”). Pursuant to the KIND Agreement, KRM grants KIND the non-exclusive authority to solicit Company Business in the territories designated by KRM, which may be changed at the sole option of KRM without providing KIND written notice of such change, and KRM may contract with other agencies and agents in all states and territories in which it intends to conduct business. KIND is entitled to receive, as its sole compensation for all Company Business produced under the KIND Agreement, a percentage of the annual gross earned premiums that are paid to KRM under policies issued by KIND, plus additional premiums paid for endorsements, less return premiums for such policies, endorsements and cancellations and exclusive of any policy fees, assessments or surcharges, in accordance with the KIND Agreement.

The initial term of the KIND Agreement is from July 1, 2021 to July 1, 2022. If KIND is in compliance with the terms of the KIND Agreement, and if the KIND Agreement has not otherwise been terminated by KRM or KIND, the KIND Agreement automatically renews for successive one-year periods, subject to all provisions in the KIND Agreement. The KIND Agreement may be terminated by KIND or KRM at any time upon at least ninety (90) days advance written notice. The KIND Agreement may be terminated by KRM immediately without notice or right to cure upon the occurrence of any of the following events: (1) the termination, suspension, dissolution or withdrawal from the applicable state by KRM, (2) the termination or suspension by any governmental or regulatory entity of any state(s) in which KIND does business with KRM of the authority of KIND or any agent in its employ to place business with KRM, (3) the loss, expiration, suspension or revocation of, or administrative action taken against, any license held by any officer, director, principal or manager of KIND in any state(s) in which KIND does business with KRM, (4) the occurrence of any violation or breach by KIND of (a) the laws, regulations or directives of any state(s) in which KIND does business with KRM, (b) the applicable Insurance Code or applicable Insurance Regulations (each as defined in the KIND Agreement) or (c) the KIND Agreement, (5) the failure of KIND and its agents to maintain the mandated appointment requirements of the applicable state(s) in which KIND does business with KRM, (6) the loss, suspension, revocation or expiration of KIND’s license, or administrative action taken against the license held by KIND in any state(s) in which KIND does business with KRM, (7) the failure of KIND to cooperate in the use, disclosure or production of Records (as defined in the KIND Agreement), (8) the occurrence of any event(s) which, in the sole but reasonable discretion of KRM, constitutes a material impairment to KIND’s ability to properly render services under the KIND Agreement or conduct evidencing an inability, failure or refusal of KIND to abide by the terms of the KIND Agreement, (9) failure of KIND to remit premiums and/or fees collected on behalf of KRM, (10) failure of KIND to follow established guidelines and procedures contained in any KRM manual, directive, bulletin or any of the Documents (as defined in the KIND Agreement), (11) failure of KIND to maintain errors and emissions coverage in accordance with the KIND Agreement and (12) failure of KIND to return unearned commissions on cancelled policies within sixty (60) days of the date of cancellation of the policy. Upon the occurrence of any act, default, breach or omission that could constitute grounds for termination under the KIND Agreement or KIND’s authorization and/or appointment, KRM may, in its sole discretion, suspend for a stated period the authority of KIND to bind new Company Business or write new applications. During this suspension, if KIND binds new Company Business or writes new applications, whether directly or indirectly through another agent, KRM may immediately terminate KIND’s authority and/or appointment and the KIND Agreement.

AIF Agreement

KRM entered into an amended and restated attorney-in-fact agreement (the “AIF Agreement”) with the Carrier, dated as of July 1, 2021, pursuant to which KRM provides employees and resources to perform management services for the Carrier on the Carrier’s behalf. These management services include the day-to-day business and personnel of the Carrier, solicitation and handling of applications for insurance, exchange of insurance contracts with subscribers, the underwriting of insurance in accordance with customary insurance practices, collection and accounting of all funds received as insurance premiums or contributions to surplus, maintenance of the Carrier’s business records, reinsurance, claims supervision, retention of advisors, counsel or consultants, advertising and promotion of the Carrier, regulatory compliance measures and all administrative and legal proceedings on the Carrier’s behalf.

These management services are provided in exchange for a management fee equal to 17% of the annual gross premium earned by the Carrier for underwriting and marketing management services, and 5% of the annual gross premium earned by the Carrier for claims administration. The AIF Agreement term renews indefinitely, subject to the mutual termination by KRM and the Carrier, or by the Carrier for cause.

Form of Subscribers’ Agreements

Subscribers to the Carrier enter into a subscriber’s agreement with other subscribers of the Carrier and with KRM, pursuant to which the subscriber agrees to pay the insurance policy premiums and certain surplus contributions. Surplus contributions are paid by the subscriber at the same time as the payment of annual premium, which may be one, two, or four times per year, at the option of the subscriber. In the event of a mid-term policy cancellation, KRM returns to the subscriber surplus contributions applicable to the cancelled policy term, pro-rated based on the fraction of the policy term that has elapsed. KRM determines the percentage of total annual insurance premium that must be paid as a surplus contribution based on the capital needs of the Carrier. To date, KRM has charged the maximum rate permitted by the subscriber’s agreement (10% of total annual insurance premiums) because the Carrier requires such surplus capital to support its growth, but a lesser amount may be charged by KRM in its discretion, based on the capital needs of the Carrier. The subscriber agrees to appoint KRM as the attorney-in-fact of the Carrier, which grants KRM the authority to carry out all customary functions of a reciprocal insurance company including, but not limited to, (1) exchange of insurance contracts, (2) exchange and issuance of insurance policies, (3) acting as an intermediary to obtain reinsurance, (4) appearing on behalf of the subscribers in litigation proceedings under the insurance policies, (5) accepting service of process, (6) opening accounts in the name of the Carrier, (7) handling personnel for the Carrier, (8) collecting premiums and funds on behalf of the Carrier, (9) receiving notices and proof of loss, (10) administering subscriber accounts and (11) generally conducting the business of the Carrier. The subscribers’ agreements further grant KRM a limited power of attorney. The subscribers’ agreements may be terminated at any time by either party.

Florida law requires that a subscribers’ advisory committee supervise the Carrier on behalf of subscribers and requires that not less than two-thirds of the membership of such committee be subscribers of the Carrier without a financial interest in KRM. Florida law also requires that such committee: (i) supervise the Carrier’s finances; (ii) supervise the Carrier’s operations to assure conformity with the subscribers’ agreement and power of attorney; (iii) procure the audit of the Carrier’s accounts and records at the expense of the Carrier; and (iv) have such additional powers and functions as may be conferred by the subscribers’ agreement. The subscriber’s agreement provides that the Carrier’s Subscribers’ Advisory Committee (the “SAC”) (a) has only the responsibilities specifically assigned to it, (b) exercises the rights of all subscribers of the Carrier, and (c) must consist of at least two-thirds of the current insured subscribers of the Carrier who are independent of KRM.

KRM has adopted the Charter of the SAC, which provides, among other things: (a) the SAC shall have the authority to remove and replace members for cause; (b) at all times, each of at least two-thirds of the Committee members (i) shall be a Subscriber, (ii) shall not be employed by KRM, (iii) shall not represent KRM in any capacity, and (iv) shall not have a financial interest in KRM; (c) SAC members receive a reasonable and customary per-meeting fee and are reimbursed for expenses associated with attending meetings; (d) the SAC is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Carrier and KRM; (e) the SAC shall meet at regular quarterly meetings, or at special meetings called by the SAC or KRM; (f) the members of the SAC shall be indemnified by the Carrier; (e) the Carrier or KRM shall maintain directors’ and officers’ insurance for the SAC; and (g) the SAC may amend the Charter with the concurrence of KRM.

Kin Interinsurance Network: Overview

Kin’s primary revenue source comes from serving as the attorney-in-fact (“AIF”) and dedicated agency (“Agency”) for the subscribers of the Carrier. The Carrier is a Florida-domiciled reciprocal insurer that writes property and casualty insurance. Our function as the AIF is to operate all aspects of the Carrier on behalf of the insured customers (also called “subscribers”).

Kin acts as AIF in accordance with a subscriber’s agreement (a limited power of attorney) executed individually by each subscriber when they bind their insurance policy, which appoints Kin as its common attorney-in-fact to transact certain business on its behalf. Pursuant to contractual arrangements (the Subscriber’s Agreement and the AIF Agreement between the AIF and the Carrier), we earn a management fee calculated as a percentage of the premiums earned by the Carrier. The management fee is set pursuant to the terms of a contract between the Carrier and Kin that was entered into at the time of formation of the Carrier and is currently 17% of annual gross premium earned by the Carrier, not including surplus contribution, for underwriting and marketing management services and 5% for claims administration, for a total of 22% of the premiums paid to the AIF. Surplus contributions are not included in the calculations for the Carrier’s quota share reinsurance agreements.

Kin also performs Agency services for the Carrier, for which it is paid 10% of the premiums paid to the AIF.

The contracts between Kin and the Carrier have been approved by the Florida Office of Insurance Regulation (“FLOIR”), and any amendments thereto would require approval by the FLOIR.

Kin Interinsurance Network: Surplus Note

Kin provided the initial capital to the Carrier in the form of a $33.5 million surplus note on July 30, 2019 and provided an additional $10.0 million on June 18, 2021. The terms of that surplus note were set at market terms and approved by the FLOIR. The Carrier will require more capital to support its growth, and Kin intends to provide that capital in the near term (using a portion of the proceeds of the Business Combination). Eventually, we expect the Carrier will finance its surplus capital through lenders other than Kin.

Kin Interinsurance Network: Alignment of Interest with Customers

Consistent with our name, Kin treats its customers like family. Kin aims to build a long-term relationship with our customers based on mutual trust. The reciprocal structure promotes this trust as the Carrier pays Kin a fixed fee and pays market rates for reinsurance, and the remaining balance, net of claim payments, remains in the Carrier for the benefit of our customers and can be used to reduce premiums, reduce surplus contributions, and fund risk-reducing mitigations to customers’ homes. We believe this is a more efficient and direct means of aligning our interests with our customers’ interests.

Kin Interinsurance Network: Consolidation

Kin shareholders do not have an ownership interest in the exchange, and it meets the definition of a non-controlling interest. The Company has evaluated whether it has a variable interest in the Carrier, whether the Carrier is a Variable Interest Entity (VIE) and whether the Company has a controlling financial interest in the Carrier. The Company concluded that it has variable interests in the Carrier because the Company provides a surplus note to the Carrier and because of the Carrier’s entry into the AIF Agreement for which the Company receives a fee from the Carrier and has the individual power to direct the activities of the Carrier that most significantly impact its economic performance. The Company performs a qualitative assessment of the Carrier on an ongoing basis to determine if it continues to be the primary beneficiary and would anticipate such consolidation may no longer be necessary under GAAP guidance in the future when the surplus notes are paid off or placed with a third party.

Kin Interinsurance Network: Reinsurance

In order to limit potential exposure to individual risks and catastrophic events, the Carrier purchases reinsurance from third-party reinsurers. Purchasing reinsurance is an important part of the Carrier’s risk strategy, and premiums ceded to reinsurers are one of the Carrier’s largest costs.

The Carrier buys three kinds of reinsurance. The largest and most important is per-event excess of loss (XOL), which caps the exposure from a single weather event, such as a hurricane, tropical storm, or wildfire event. The Carrier also buys per-risk XOL, which caps the exposure from a single loss — for example, if an expensive home burnt down and was a total loss — as well as quota share reinsurance, which splits the remaining uninsured risk proportionally.

The Carrier’s philosophy for reinsurance is to retain enough risk that the reinsurers are confident our interests are aligned while maximizing the amount of reinsurance used. This approach is beneficial because it reduces the amount of capital required by the Carrier.

By utilizing the Carrier’s own balance sheet and its reinsurance strategy, we believe Kin’s business model is optimal for reducing the regulatory capital required and is the most capital-efficient business model for an insurtech business.

Since the Carrier was established in 2019, it has continued to increase the breadth and depth of its reinsurer relationships. In particular, reinsurers are attracted to the accuracy and expanse of our data, our highly segmented and accurate pricing, and the cutting edge risk management features built into Kin’s technology. The Carrier purchases reinsurance from the following sources: (i) the Florida Hurricane Catastrophe Fund, a state-mandated catastrophe fund (“FHCF”) for Florida admitted market policies only, and (ii) private reinsurers, all of which are rated “A-” or higher by A.M. Best Company, Inc. (“A.M. Best”) or Standard & Poor’s Financial Services LLC (“S&P”) or were fully collateralized.

Our insurance regulators require all insurance companies, like the Carrier, to have a certain amount of capital and reinsurance coverage in order to cover losses and loss adjustment expenses if a catastrophic event occurs. The Carrier’s reinsurance program provides reinsurance in excess of state regulator and rating agency requirements, which are based on the probable maximum loss that we would incur from an individual catastrophic event estimated to occur once in every 130 years based on our portfolio of insured risks.

The Carrier buys enough reinsurance coverage based on a probable maximum loss estimated to occur once every 158 years, which is more than what is legally required and more than most of its peer insurers. The primary reason for purchasing extensive reinsurance is to ensure the Carrier is able to fulfill the promise made to policyholders. A second reason, however, is that typically after a catastrophic event, lesser capitalized competitors are sent into distress. The remaining well capitalized carriers experience a period of faster growth and higher profitability. It is likely that the Carrier will experience at least one such event in its lifetime and it is critical to position itself to thrive in connection to such an event, even if it costs incrementally more in the meantime.

The nature, severity, and location of the event giving rise to such a probable maximum loss differ for each insurer depending on the insurer’s portfolio of insured risks, including, among other things, the geographic concentration of insured value within such a portfolio.

The material terms of our contracts with reinsurers are summarized in the tables below:

REINSURER NAME		A.M. BEST RATING	S&P RATING	SURPLUS/STAMP CAPACITY (millions)	STATE/COUNTRY DOMICILE	TOTAL PROGRAM LIMIT	TREATY TYPE
U.S.	Allianz Global Risks US Insurance Company (Tamesis/Dual Front)	A+ XV (9/10/2020)	AA	$1850.8 (12/31/2020)	Illinois	$3,525,000	Catastrophe Excess of Loss
	American Family Connect Property and Casualty Insurance Company	A XV (6/26/2020)	NR	$538.9 (12/31/2020)	Wisconsin	$3,174,000	Catastrophe Excess of Loss
	Arch Reinsurance Company	A+ XV (12/4/2020)	A+	$1,476.0 (12/31/2020)	Delaware	$1,400,000	PER RISK
	Everest Reinsurance Company	A+ XV (5/29/2020)	A+	$5,276.0 (12/31/2020)	Delaware	$50,069,370	Catastrophe Excess of Loss
	Insurance Company of the West	A XIII (11/24/2020)	NR	$1,290.0 (12/31/2020)	California	$2,499,830	Catastrophe Excess of Loss
	Liberty Mutual Insurance Company	A XV (6/26/2020)	A	$19,019.9 (12/31/2020)	Massachusetts	$775,000	Catastrophe Excess of Loss
	Odyssey Reinsurance Company	A XV (7/10/2020)	A-	$3,623.8 (12/31/2020)	Connecticut	$648,780	Catastrophe Excess of Loss
	Swiss Reinsurance America Corporation	A+ XV (7/17/2020)	AA-	$3,973.4 (12/31/2020)	New York	$5,602,500	Catastrophe Excess of Loss
	The Cincinnati Insurance Company	A+ XV (1/27/2021)	A+	$5,837.9 (12/31/2020)	Ohio	$937,500	Catastrophe Excess of Loss
BERMUDA/CAYMAN	Allied World Assurance Company Limited	A XV (3/26/2021)	A-	$3,517.0 (12/31/2019)	Bermuda	$3,491,000	Catastrophe Excess of Loss
	Arch Reinsurance Ltd.	A+ XV (12/4/2020)	A+	$12,414.3 (12/31/2019)	Bermuda	$12,115,000	Catastrophe Excess of Loss
	Aspen Bermuda Limited	A XV (4/30/2021)	A-	$1,381.2 (12/31/2019)	Bermuda	$6,931,570	Catastrophe Excess of Loss
	Chubb Tempest Reinsurance Ltd	A++ XV (12/17/2020)	AA	$11,016.2 (12/31/2019)	Bermuda	$9,994,313	Catastrophe Excess of Loss
	Convex Re Limited	A- XIV (4/22/2021)	A-	$717.4 (12/31/2019)	Bermuda	$13,079,970	Catastrophe Excess of Loss
	Fidelis Insurance Bermuda Limited	A XIII (6/3/2020)	A-	$561.1 (12/31/2020)	Bermuda	$30,629,375	Catastrophe Excess of Loss
	MS Amlin AG Bermuda Branch	A XIV (6/12/2020)	A	1,629.4 CHF (12/31/2020)	Switzerland	$7,248,000	Catastrophe Excess of Loss
	Partner Reinsurance Company Ltd.	A+ XV (5/14/2021)	A+	$4,137.5 (12/31/2019)	Bermuda	$7,423,000	Catastrophe Excess of Loss
	Qatar Reinsurance Company Ltd	A XV (12/16/2020)	A	$1,132.5 (12/31/2019)	Bermuda	$3,471,250	Catastrophe Excess of Loss
	Topsail Reinsurance SPC, Ltd.	NR	NR	N/A	Cayman Islands	$1,250,000	QUOTA SHARE
	Vantage Risk Ltd.	A- (11/19/2020)	NR	$700.0 (12/31/2020)	Bermuda	$6,218,620	Catastrophe Excess of Loss
	XL Bermuda Ltd	A+ XV (9/29/2020)	AA-	$13,239.8 (12/31/2019)	Bermuda	$2,562,596	Catastrophe Excess of Loss

REINSURER NAME		A.M. BEST RATING	S&P RATING	SURPLUS/STAMP CAPACITY (millions)	STATE/COUNTRY DOMICILE	TOTAL PROGRAM LIMIT	TREATY TYPE
LONDON	Ariel Re UK Ltd obo Syndicate 1910	A	A+	367.0 GBP (2021 Stamp)	United Kingdom	$4,657,000	Catastrophe Excess of Loss
	Convex Insurance UK Limited	A- XIV (5/22/2021)	A-	$303.9 (12/31/2019)	United Kingdom	$12,080,000	Catastrophe Excess of Loss
	Fidelis Underwriting Limited	A XIII (6/3/2020	A-	$292.0 (12/31/2019)	United Kingdom	$24,749,250	Catastrophe Excess of Loss
	Lloyd's Synd. 609 Atrium	A	A+	625.0 GBP (2021 Stamp)	United Kingdom	$845,600	Catastrophe Excess of Loss
	Lloyd's Synd. 1084 Chaucer	A	A+	1,150.0 GBP (2021 Stamp)	United Kingdom	$1,120,500	Catastrophe Excess of Loss
	Lloyd's Synd. 1183 Talbot	A	A+	650.0 GBP (2021 Stamp)	United Kingdom	$4,832,000	Catastrophe Excess of Loss
	Lloyd's Synd. 1301 Inigo	A	A+	312.6 GBP (2021 Stamp)	United Kingdom	$9,664,000	Catastrophe Excess of Loss
	Lloyd's Synd. 1729 Dale	A	A+	205.0 GBP (2021 Stamp)	United Kingdom	$637,500	Catastrophe Excess of Loss
	Lloyd's Synd. 1856 Arcus	A	A+	114.0 GBP (2021 Stamp)	United Kingdom	$1,987,500	Catastrophe Excess of Loss
	Lloyd's Synd. 1955 Arch	A	A+	322.5 GBP (2021 Stamp)	United Kingdom	$2,291,000	Catastrophe Excess of Loss
	Lloyd's Synd. 2001 MS Amlin	A XV (6/12/2020)	A+	1,600.0 GBP (2021 Stamp)	United Kingdom	$7,248,000	Catastrophe Excess of Loss
	Lloyd's Synd. 2689 Verto (Chord)	A	A+	75.0 GBP (2021 Stamp)	United Kingdom	$1,959,375	Catastrophe Excess of Loss
	Lloyd's Synd. 2791 MAP	A	A+	400.0 GBP (2021 Stamp)	United Kingdom	$13,205,000	Catastrophe Excess of Loss
	Lloyd's Synd. 4020 ARK	A	A+	350.0 GBP (2021 Stamp)	United Kingdom	$2,366,000	Catastrophe Excess of Loss
	Lloyd's Synd. 4242 Beat (Chord)	A	A+	225.0 GBP (2021 Stamp)	United Kingdom	$653,125	Catastrophe Excess of Loss
	Lloyd's Synd. 4444 Canopius	A	A+	1,700.0 GBP (2021 Stamp)	United Kingdom	$4,482,000	Catastrophe Excess of Loss
EU	Hannover Rueck SE	A+ XV (12/23/2020)	AA-	6,503.1 EUR (12/31/2020)	Germany	$1,400,000	PER RISK
	Hannover Rueck SE (Pillar Front)	A+ XV (12/23/2020)	AA-	6,503.1 EUR (12/31/2020)	Germany	$2,934,188	Catastrophe Excess of Loss
	Liberty Specialty Markets Europe Two, obo Lloyd's Syndicate No. 4472 LIB	A	A+	1,200.0 GBP (12/31/2020)	United Kingdom	$1,466,000	Catastrophe Excess of Loss
AS	K2 CAT Limited obo Peak Reinsurance Company Limited	A- XII (12/15/2020)	NR		Hong Kong	$4,534,250	Catastrophe Excess of Loss

REINSURER NAME	CAT PROGRAM TOTAL COVERAGE AMOUNT	
		$	
U.S.	Allianz Global Risks US Insurance Company (Tamesis/Dual Front)	$	3,525,000
U.S.	American Family Connect Property and Casualty Insurance Company	$	3,174,000
U.S.	Arch Reinsurance Company	$	1,400,000
U.S.	Everest Reinsurance Company	$	50,069,370
U.S.	Insurance Company of the West	$	2,499,830
U.S.	Liberty Mutual Insurance Company	$	775,000
U.S.	Odyssey Reinsurance Company	$	648,780
U.S.	Swiss Reinsurance America Corporation	$	5,602,500
U.S.	The Cincinnati Insurance Company	$	937,500
U.S.	**SUB-TOTAL**	**$**	**68,631,980**
BERMUDA	Allied World Assurance Company Limited	$	3,491,000
BERMUDA	Arch Reinsurance Ltd.	$	12,115,000
BERMUDA	Aspen Bermuda Limited	$	6,931,570
BERMUDA	Chubb Tempest Reinsurance Ltd	$	9,994,313
BERMUDA	Convex Re Limited	$	13,079,970
BERMUDA	Fidelis Insurance Bermuda Limited	$	30,629,375
BERMUDA	MS Amlin AG Bermuda Branch	$	7,248,000
BERMUDA	Partner Reinsurance Company Ltd.	$	7,423,000
BERMUDA	Qatar Reinsurance Company Ltd	$	3,471,250
BERMUDA	Vantage Risk Ltd.	$	6,218,620
BERMUDA	XL Bermuda Ltd	$	2,562,596
BERMUDA	**SUB-TOTAL**	**$**	**103,164,694**
LONDON	Ariel Re UK Ltd obo Syndicate 1910	$	4,657,000
LONDON	Convex Insurance UK Limited	$	12,080,000
LONDON	Fidelis Underwriting Limited	$	24,749,250
LONDON	Lloyd's Synd. 609 Atrium	$	845,600
LONDON	Lloyd's Synd. 1084 Chaucer	$	1,120,500
LONDON	Lloyd's Synd. 1183 Talbot	$	4,832,000
LONDON	Lloyd's Synd. 1301 Inigo	$	9,664,000
LONDON	Lloyd's Synd. 1729 Dale	$	637,500
LONDON	Lloyd's Synd. 1856 Arcus	$	1,987,500
LONDON	Lloyd's Synd. 1955 Arch	$	2,291,000
LONDON	Lloyd's Synd. 2001 MS Amlin	$	7,248,000
LONDON	Lloyd's Synd. 2689 Verto (Chord)	$	1,959,375
LONDON	Lloyd's Synd. 2791 MAP	$	13,205,000
LONDON	Lloyd's Synd. 4020 ARK	$	2,366,000
LONDON	Lloyd's Synd. 4242 Beat (Chord)	$	653,125
LONDON	Lloyd's Synd. 4444 Canopius	$	4,482,000
LONDON	**SUB-TOTAL**	**$**	**92,777,850**
EU	Hannover Rueck SE	$	1,400,000
EU	Hannover Rueck SE (Pillar Front)	$	2,934,188
EU	Liberty Specialty Markets Europe Two, obo Lloyd's Syndicate No. 4472 LIB	$	1,466,000
EU	**SUB-TOTAL**	**$**	**5,800,188**
AS	K2 CAT Limited obo Peak Reinsurance Company Limited	$	4,534,250
AS	**SUB-TOTAL**	**$**	**4,534,250**
	GRAND TOTAL	**$**	**274,908,962**

Reinsurance under Kin’s agreement with Topsail Reinsurance SPC, Ltd. is fully collateralized in the form of a 100% cash collateralized letter of credit. As of December 31, 2020, the amount outstanding under Kin’s letter of credit with Topsail Reinsurance SPC, Ltd. was approximately $5.1 million. Other than the collateral held in trust under the agreement with Topsail Reinsurance SPC, Ltd., Kin does not have collateral in trust under any of its other reinsurance contracts.

Kin Interinsurance Network: Investments

The Carrier’s investments are managed by third-party asset managers under the supervision of Kin’s Investment Committee. The third-party asset managers manage the Carrier’s assets in accordance with an Investment Policy Statement provided by Kin. The investment policy aims to provide a balance between current yield, conservation of capital, and liquidity requirements of our operations, setting guidelines that provide for a well-diversified investment portfolio that is compliant with insurance regulations applicable to the states in which we operate. The policy, which may change from time to time, is approved by our Investment Committee and is reviewed on a regular basis in order to ensure that the policy evolves in response to changes in the financial markets. See “Note 5 — Investments” in the Notes to Consolidated Financial Statements included in this prospectus.

Other Revenue

In addition to operating the Carrier, Kin also generates revenue by acting as an agent on behalf of other insurance companies operating insurance programs in partnership with other insurers and/or reinsurers. Those revenue streams are currently small.

Kin may also generate revenue in the future from licensing software and/or data or by selling leads for other insurance or other products.

Our Growth Strategy

Kin is growing fast with its current combination of products, markets and channels. Less than two years after launching our reciprocal carrier in July 2019, Kin surpassed $100 million in annualized written premium, a feat accomplished while maintaining strong unit economics. We reached $17 million in annualized gross written premium in March 2020, and grew to $78 million only a year later, more than quadrupling year over year.

Kin intends to increase its growth in three compounding ways — more geographical regions, more states, and more channels.

Geographical Expansion

Kin currently serves customers in Florida, Louisiana (through the Carrier), and California (as a GA). Those three states constitute approximately 23.7% (FL 11.4%; CA 10.2%; LA 2.1%)1 of the total homeowners insurance market in the United States and are states that are exposed to extreme weather, where customers have fewer insurance options and homeowners insurance is more expensive.

Kin also serves customers in Texas and Georgia, where Kin is a retail agency for a small number of policies.

Kin also has plans to expand into additional states in the near future. Kin expects to expand into additional states and to offer its services to 49% of the total U.S. market in 2022 and 87% in 2023. We estimate that expansion costs, which will primarily consist of professional and regulatory fees, will be approximately $50,000 per state into which we expand. We will continue to focus on larger coastal population centers where consumers have historically had a higher need for insurance.

____________

1 https://www.iii.org/publications/insurance-handbook/economic-and-financial-data/state-by-state

Kin’s technology makes expansion into additional states and offering additional insurance products relatively easy, which leaves state licensing as the biggest limiter of growth. The Carrier was established in July 2019 in its home state of Florida and faces seasoning requirements that limit the additional states in which it can be licensed. In many states the Carrier cannot operate until it has been “seasoned” for three years, or July 2022. For that reason Kin does not currently conduct business in California using the Carrier, but rather operates as a GA on behalf of another insurance company.

ADM SPA

On July 1, 2021, Kin entered into that certain Stock Purchase Agreement (the “ADM SPA”) pursuant to which Kin agreed to purchase from Agrinational Insurance Company, a Vermont corporation (the “Seller”) 100% of the issued and outstanding shares of common stock of ADM Insurance Company, an Arizona domiciled insurer (“ADM”), for approximately $8.2 million (subject to working capital adjustments and adjustments based on the actual number of active licenses acquired at the closing date of the ADM SPA (the “ADM Closing Date”)). ADM has no premiums or operations but is duly licensed to operate as a domestic insurer in Arizona pursuant to the provisions of the Insurance Code of Arizona, and, as of July 1, 2021, ADM holds a foreign certificate of authority in Alabama, Arkansas, Colorado, Connecticut, Delaware, the District of Columbia, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, South Dakota, Tennessee, Texas, Utah, Virginia, Washington, West Virginia, Wisconsin and Wyoming (the “ADM Licensed Jurisdictions”). ADM has been licensed for longer than any of the foregoing states’ seasoning requirements and ADM also meets the minimum surplus requirements in all 43 states where it is licensed, so seasoning requirements will not constrain Kin’s ability to expand into these additional states upon consummation of the transactions contemplated by the ADM SPA. Kin may need, however, to add its desired line of business to ADM’s licenses in the following states and jurisdictions: Florida, Kansas, Louisiana, Maine, Pennsylvania, Virginia, and the District of Columbia. Additionally, prior to writing new personal residential property business in any of the 43 states, Kin must comply with each state’s requirements for making and obtaining approval of Kin’s rate and form filings. The timing for obtaining approval of forms and rates varies by state from no form filing required in Colorado and no rate filing required in Wyoming to certain states permitting carriers to begin writing and using forms and/or rates while they are being reviewed, to other states where review and approval is required before any new business can be written. The time required for form or rate reviews typically ranges from one day to ninety days.

Pursuant to the ADM SPA, Kin will pay Seller an amount (the “ADM Purchase Price”) equal to the sum of (i) ADM’s surplus as set forth in ADM’s statutory financial statements filed with the NAIC and Arizona Department of Insurance as of the ADM Closing Date plus (ii) a sum of $190,000.00 per jurisdiction for each jurisdiction in which ADM is authorized to transact insurance (the “Per License Purchase Price”). If Seller fails to deliver a certificate of good standing or its equivalent for any of the ADM Licensed Jurisdictions prior to five business days prior to the ADM Closing Date (each, a “Deferred Jurisdiction”), the ADM Purchase Price to be paid of the ADM Closing Date shall be adjusted by subtracting an amount equal to the product of (A) the number of Deferred Jurisdictions and (B) the Per License Purchase Price.

The ADM SPA may be terminated at any time prior to the ADM Closing Date by mutual written consent of Kin and Agrinational. The ADM SPA may be terminated (i) by either party, if any governmental authority has issued an order or ruling or taken any other action materially restraining, enjoining or otherwise prohibiting the transactions contemplated in the ADM SPA and such order, ruling or other action has become final and non-appealable, (ii) by either party, if the written consent of the Arizona Department of Insurance regarding the transactions contemplated in the ADM SPA has not been obtained within six months after the date of the ADM SPA, (iii) by Kin, if any of the conditions to closing for the benefit of Kin is not satisfied within four months after the date of the ADM SPA and (iv) by Seller, if any condition to closing for the benefit of Seller is not satisfied or waived within four months after the date of the ADM SPA.

Product Expansion

Kin is actively launching two types of new products:

The first type is an expansion of our homeowners insurance to additional segments of homes. Most single family homes are best served with an HO3 (homeowners) policy, but there are other segments of homes that require different types of policies. For example, Kin currently writes MH3 (manufactured home) and HO6 (condo) policies. Kin also recently launched a DP3 (dwelling) policy focused toward customers who would otherwise purchase an HO3 but don’t qualify because their roof is too old. When launching such products, Kin will focus on products that are similar to its core HO3 product: where our technological edge in understanding the physical properties of a building provide us with an advantage and where policy sizes and churn are in line with our main homeowners product. We will not invest heavily in products like renters insurance, where churn is too high and policy size too small to achieve acceptable unit economics.

The second segment of new products is those that are complementary to homeowners insurance and can be cross sold to our customer base. Historically, the best example of this practice for Kin has been Flood Insurance. Kin developed a flood endorsement (floods are typically not covered by home insurance policies) in 2020. Approximately 15% of our customers purchase that coverage along with homeowners insurance.

Expanding Products And Increasing LTV Through Cross-Sell

Other insurance products:

- Auto
- Life
- Umbrella

Non-insurance products:

- Home services & repair
- Solar
- Home finance
- Smart home products

New risk segments in home:

- Flood
- Older roofs
- Condos
- Manufactured homes

-J.D. Power

Note: The Company currently expects to have an auto product offering when entering states where bundling is a customer expectation. The Company maintains a proprietary condominium database used in underwriting, which could be used for commercial habitational risks should the Company decide to do so in the future.

Because homeowners insurance is an essential part of homeownership and Kin has unique insight into the physical properties of our customers’ homes, Kin is well-positioned to provide other home services, as well as other insurance and financial products to our customers. We also have an advantage because people who own homes are the best customers for many other products. By building a long-term, direct relationship with the consumer, Kin will be uniquely positioned to offer significant and diversified insurance products and services.

Our Competition

Personal lines insurance is generally a competitive industry with many companies who have well-established brands, large customer bases, and long histories. However, within the personal lines insurance industry, homeowners insurance is less competitive than auto insurance, with few companies pursuing customers directly (rather than through agents) and higher expense ratios.

Kin’s strategy focuses on initially growing in catastrophe-exposed states, where the insurance market is fragmented and the legacy carriers with national brand recognition do not have a major presence. Most of the homeowners insurance policies in the states in which we operate are provided by smaller carriers with fewer resources and very little brand recognition. The major carriers have significantly lower market share in geographies with greater weather volatility, including the Atlantic Coast, Gulf Coast, and areas in the west that experience wildfires.

Competition is based on many factors, including the reputation and experience of the insurer, pricing, convenience, customer service, and underwriting appetite. We believe we compete favorably across many of those factors and have developed a platform and business model that will be difficult for the competition to emulate.

Our Culture and Values

The company was created under the notion of fixing an industry that we believe was broken. That DNA informs our hiring as well as how we operate on a day-to-day basis.

Kin actively fosters an environment where problem solvers, collaborators and builders can thrive. Our team is passionate about creating positive change in the lives of our customers, in ourselves, and in our industry. Kin is more than just our name — it’s how we treat each other. That’s one of the many reasons we’ve been recognized as a great place to work by Built In, Forbes, and Fast Company.

The core values of our business guide our culture, our business decisions, and how we interact with each other:

•        Put Customers First:    Our customers are the heart of everything we do, so we’ll always own the customer experience. Every choice we make must add value for them.

•        Run through Walls:    We’re here to make meaningful change, so there’s no time to waste. We have a strong bias toward action, a will to fix things proactively, and a mindset to get things done. We are actively trying to build something that has operated relatively untouched for more than 100 years. That type of innovation requires people with the drive to create a new normal. We are in the risk management business, but we know that shying away from risk in how we think and how we work is how the industry arrived at this critical junction. We’re here to break free from legacy behaviors and create something more fitting with how people live today.

•        Do the Hard Thing Together:    Collaboration is the way we achieve our ambitious objectives. We communicate clearly and work together to make our company and team objectives a reality. We operate as people the same way we’ve developed our technology: no single data point ever stands alone or represents a single truth. There’s strength in our numbers and ability to solve complex problems together.

•        Embrace Change:    Redefining an industry takes courage. Redefining a 100+ year old industry that didn’t know it needed to change takes a lot of courage. We have to keep up with a rapidly changing world and our customers’ needs. We have to be comfortable with the unknown. By taking the best part of the insurance industry and combining it with the technology and experience that customers have grown to expect, we are advancing this industry to become what it should be vs. what it was. Experiment and learn — it’s the only way we’ll grow.

•        Be Honest:    We’re honest, genuine, and empathetic in every interaction we have with each other and with our customers. We adhere to high ethical standards, and we’re transparent and accurate with both good news and bad. The passion and caring we have for a customer who may have just had one of the worst days of their life is the same passion and caring we have toward each other. As we strive to make our relationship with our customers the best experience they’ve ever had with an insurance provider, we are also debunking the myth that insurance companies are unapproachable or uncooperative by nature. This behavior resonates beyond our customers and throughout our organization.

Our Employees

As of June 30, 2021, we had a total of 349 employees, of which 89 are in engineering and technology; 17 are in claims; 30 are in insurance product and underwriting; 177 are in business development, sales, marketing, and customer support; and 36 are in finance, actuarial, legal and compliance, human resources, and corporate. Of these employees, all 349 are located in the United States. To date, none of our employees are represented by a labor union. We consider our relationships with our employees to be good and have not experienced any operational interruptions or shortages over labor disagreements.

We are committed to cultivating diversity and inclusion in our workplace. On June 30, 2021, our team was 59 percent white, 11 percent Black, 7 percent Asian, 13 percent Hispanic/Latinx, and 6 percent of two or more races. The outstanding 5 percent consists of employees who declined to self identify. Of Kin’s employees, 33 percent identify as women.

We also believe that diverse experiences in industries are important to provide us with varied perspectives and thinking. From insurance and fintech backgrounds to startup, Fortune 500 and CPG expertise, these backgrounds offer valuable insights, allowing us to see multiple angles and overlooked areas in our business as well as apply other industry strategies and tactics to our own.

Our Facilities and Office Space

Our largest office is located in Chicago, Illinois and consists of approximately 21,000 square feet of space under a lease that expires in November 2021. Prior to the expiration of the lease of our Chicago lease, we intend to lease new office space in Chicago.

We also lease space in St. Petersburg, Florida, which consists of approximately 5,500 square feet of space, under a lease that expires February 2022, with a Company option for renewal.

We lease our facilities and do not own any real property. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Our Intellectual Property

We believe that our intellectual property rights are valuable and important to our business. We rely on copyrights, trademarks, service marks, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and electronic and physical security measures to establish and protect our proprietary rights. Though we rely in part upon these legal, contractual, and other protections, we believe that factors such as the skill and ingenuity of our employees and the functionality and frequent enhancements to our platform are large contributors to our success in the marketplace. We intend to pursue additional intellectual property protection on such enhancements to the extent we believe it would be beneficial and cost-effective.

As of June 30, 2021, we do not own any U.S. or foreign patents and do not have any U.S. or foreign patent applications pending.

We have trademark rights in our name, our logo, and other brand indicia and have trademark registrations for select marks in the United States. We also have registered domain names for websites that we use in our business.

Although we believe our intellectual property rights are valid and valuable, intellectual property rights are sometimes subject to invalidation or circumvention. For additional information, see the sections titled “Risk Factors — Risks Relating to Our Business — Failure to protect or enforce our intellectual property rights could harm our business, results of operations and financial condition.”

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues and resulting fluctuations in our rate of growth as a result of insurance spending patterns and impacts of weather. Specifically, with our current concentration in Florida, our revenues may be proportionally higher the first half of the year due to seasonality of when homeowners purchase and move into new homes and may also be impacted by demand volatility due to inclement weather events. As our business expands and matures, other seasonality trends may develop and the existing seasonality and customer behavior that we experience may change.

Additionally, seasonal weather patterns impact the level and amount of claims we receive. These patterns include hurricanes, wildfires, and coastal storms in the fall. The mix of geographic exposure within our customer base impacts our exposure to these weather patterns and may shift as we scale and expand our geographical footprint.

Data Privacy Laws and Protection

Since we receive, use, transmit, disclose and store personal data, we are subject to numerous state and federal laws and regulations that address privacy, data protection and the collection, storing, sharing, use, transfer, disclosure and protection of certain types of data. In the U.S., insurance companies are subject to the privacy provisions of the federal Gramm-Leach-Bliley Act and the NAIC Insurance Information and Privacy Protection Model Act, to the extent adopted and implemented by various state legislatures and insurance regulators. The regulations implementing these laws require insurance companies to disclose their privacy practices to consumers, allow customers to opt-in or opt-out, depending on the state, of the sharing of certain personal information with unaffiliated third parties, and maintain certain security controls to protect their information. Additionally, we are subject to the Telephone Consumer Protection Act which restricts the making of telemarketing calls and the use of automatic telephone dialing systems. Violators of these laws face regulatory enforcement action, substantial civil penalties, injunctions, and in some states, private lawsuits for damages.

Privacy and data security regulation in the U.S. is rapidly evolving. For example, California recently enacted the California Consumer Privacy Act (“CCPA”), which came into force in 2020. The CCPA and related regulations give California residents expanded rights to access and request deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used and shared. The CCPA allows for the California Attorney General to impose civil penalties for violations, as well as providing a private right of action for certain data breaches. California voters also recently passed the California Privacy Rights Act (“CPRA”), which will take effect on January 1, 2023. The CPRA significantly modifies the CCPA, including by imposing additional obligations on covered companies and expanding California consumers’ rights with respect to certain personal information. In addition to increasing our compliance costs and potential liability, the CCPA’s restrictions on “sales” of personal information may restrict our use of cookies and similar technologies for advertising purposes. The CCPA excludes information covered by Gramm-Leach-Bliley Act, the Driver’s Privacy Protection Act, the Fair Credit Reporting Act, and the California Financial Information Privacy Act from the CCPA’s scope, but the CCPA’s definition of “personal information” is broad and may encompass other information that we maintain. The CCPA likely marked the beginning of a trend toward more stringent privacy legislation in the U.S., and multiple states have enacted or proposed similar laws. For example, in 2020, Nevada enacted SB 220 which restricts the “selling” of personal information and, in 2021, Virginia passed the Consumer Data Protection Act (“CDPA”) which is set to take effect on January 1, 2023 and grant new privacy rights for Virginia residents. In addition, California voters approved the November 2020 ballot measure which will enact the CPRA, substantially expanding the requirements of the CCPA. As of January 1, 2023, the CPRA will give consumers the ability to limit use of precise geolocation information and other categories of information classified as “sensitive”. There is also discussion in Congress of new comprehensive federal data protection and privacy law to which we likely would be subject if it is enacted.

Various regulators are interpreting existing state consumer protection laws to impose evolving standards for the online collection, use, dissemination and security of other personal data. Courts may also adopt the standards for fair information practices which concern consumer notice, choice, security and access. Consumer protection laws require us to publish statements that describe how we handle personal information and choices individuals may have about the way we handle their personal data. If such information that we publish is considered untrue, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Furthermore, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal data secure may constitute unfair acts or practices in or affecting commerce.

Insurance Regulation

The insurance industry is heavily regulated at the state level, and Kin is regulated by the insurance regulatory authorities in the states where it is licensed. Kin currently serves customers in Florida, Louisiana (through the Carrier) and California, as a GA. Kin also serves customers in Texas and Georgia, where Kin operates a retail agency for a small number of policies.

As a Florida-domiciled reciprocal insurer, the Carrier’s primary insurance regulator responsible for our supervision and examination is the Florida Office of Insurance Regulation (the “FLOIR”). Periodically, the FLOIR performs examinations of insurers under its jurisdiction to assess compliance with applicable laws and regulations, financial condition and the conduct of regulated activities. These examinations provide the FLOIR a significant opportunity to review and scrutinize our business. If, as a result of an examination, the FLOIR determines that our financial condition, capital resources, or other aspects of any of our operations are less than satisfactory, or that we are in violation of applicable laws or regulations, the FLOIR may require us to take one or more remedial actions or otherwise subject us to regulatory scrutiny, such as pursuant to an enforcement action. We cannot predict with precision the likelihood, nature, or extent of any necessary remedial actions, if any, resulting from such an examination, or the associated costs of such remedial actions or regulatory scrutiny. In addition, insurance regulators of other states in which we are licensed to operate may also conduct periodic financial examinations or other targeted investigations. Any regulatory or enforcement action or any regulatory order imposing remedial, injunctive, or other corrective action against us resulting from these examinations could have a material adverse effect on our business, reputation, financial condition or results of operation.

The Carrier is currently approved to export business in the Louisiana surplus lines market, having met certain eligibility requirements. As an eligible Louisiana surplus lines insurer, the Carrier is still primarily regulated by Florida as its state of domicile. Additionally, the Carrier is subject to the Louisiana laws and regulations applicable to surplus lines insurers. Unlike standard insurance companies, surplus lines insurers are not subject to rate and policy review, and there are Louisiana insurance laws that do not apply to surplus lines writers.

Kin operates as a managing GA in the state of California. For a commission, the GA manages the administration of its homeowner’s insurance program, but takes no underwriting risk on its balance sheet. The GA is subject to the California laws and regulations applicable to California licensed managing general agencies.

Kin operates as a retail GA in Florida, Texas and Georgia. As a retail GA, Kin serves as an agent for third party carriers for a small number of policies in Texas and Georgia. Kin is subject to the laws and regulations applicable to retail property and casualty insurance agencies in the states of Florida, Texas and Georgia, respectively.

The Carrier is expected to apply for a Certificate of Approval to become eligible to export business in the South Carolina surplus market. As an eligible surplus lines insurer, the Carrier is still primarily regulated by Florida as its state of domicile. Additionally, the Carrier will become subject to the South Carolina laws and regulations applicable to surplus lines insurers. Unlike standard insurance companies, surplus lines insurers are not subject to rate and policy review, and there are South Carolina insurance laws that do not apply to surplus lines writers.

As noted in “The Business Combination Proposal — Omnichannel’s Reasons for the Business Combination and Recommendation of the Board of Directors”, Kin also has plans to expand into additional states in the near future. The method, extent, and substance of insurance regulation varies by state but is generally set out in statutes, regulations and orders that establish standards and requirements for conducting the business of insurance and that delegate authority for the regulation of insurance to one, or more, state agency (or agencies). These laws, regulations and orders have a substantial impact on our business and relate to a wide variety of matters including, but not limited to, the following: insurer solvency and statutory surplus sufficiency, reserve adequacy, insurance company licensing, examinations and investigations, reinsurance, agent and adjuster licensing, agent and broker compensation, policy form and rate filings, the nature and amount of investments, claims practices, marketing and trade practices, participation in shared markets and guaranty funds, transactions with affiliates, the payment of dividends, transactions involving a change of control, underwriting standards, withdrawal from business, statutory accounting methods, data privacy and data security regulation, corporate governance, internal and external risk management, moratoriums (including of lawful actions), and other matters. In addition, state legislatures and insurance regulators continue to examine the appropriate nature and scope of state insurance regulations, including adopting new laws and regulations, and reinterpreting existing ones. These laws and regulations are also subject to interpretation by the courts.

As part of an effort to strengthen the regulation of the financial services market, the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”) was enacted in 2010. Dodd-Frank created the Federal Insurance Office (“FIO”) within the U.S. Department of the Treasury (“Treasury”). The FIO monitors the insurance industry, provides advice to the Financial Stability Oversight Council (“FSOC”), represents the U.S. on international insurance matters, and studies the current regulatory system. Additional regulations or new requirements may emerge from the activities of various regulatory entities, including the Federal Reserve Board, FIO, FSOC, the National Association of Insurance Commissioners (“NAIC”), and the International Association of Insurance Supervisors (“IAIS”), that are evaluating solvency and capital standards for insurance company groups. In addition, the NAIC adopts and will continue to adopt model laws and regulations that will be adopted by various states. We cannot predict whether any specific state or federal measures will be adopted to change the nature or scope of the regulation of insurance or what effect any such measures would have on Kin.

Also, the NAIC has recently developed a group capital calculation covering all entities of the insurance company group for use in solvency monitoring activities. Any increase in the amount of capital or reserves the Carrier is required to hold could necessitate that the Carrier increase premium rates or raise additional surplus capital, which could adversely affect our ability to grow the number of subscribers to the Carrier.

In particular, the NAIC has developed a system to test the adequacy of statutory capital and surplus of domestic insurance companies, known as risk-based capital, which all states have adopted. This system establishes the minimum amount of capital and surplus necessary for an insurance company to support its overall business operations. Any reduction in the risk based capital ratios of the Carrier could require us to take actions to increase the Carrier’s capital and could also adversely affect our financial strength ratings as determined by the rating agencies.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are routinely named in litigation involving claims from policyholders. Legal proceedings relating to claims are reserved in the normal course of business. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

KIN MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that Kin’s management believes is relevant to an assessment and understanding of Kin’s consolidated results of operations and financial condition. The discussion should be read together with the “Selected Historical Financial and Operating Data of Kin” and the historical audited annual consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019 and our unaudited interim financial statements and related notes thereto as of June 30, 2021 and for the six months ended June 30, 2021 and June 30, 2020 included elsewhere in this proxy statement/prospectus.

In addition, the discussion and analysis should also be read together with Kin Insurance, Inc. unaudited pro forma financial information for the period ended June 30, 2021. See “Unaudited Pro Forma Combined Financial Information.” This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Kin’s actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including risks and uncertainties described above in “Risk Factors.” We caution that the assumptions, expectations, projections, intentions or beliefs about future events may, and often do, vary from actual results and the differences can be material. Please see “Key Operating and Financial Metrics and Non-GAAP Measures.

Unless the context otherwise requires, references to (i) “Kin”, the “Company”, “we”, “us”, “our” or the “Shareholder Interest” are to Kin Insurance, Inc. and its subsidiaries; (ii) the “Carrier” or “Non-Controlling Interest” are to Kin Interinsurance Network, a consolidated variable interest entity of the Company; (iii) “KRM” are to Kin Risk Management, LLC, a wholly owned subsidiary of Kin; and (iv) “KIND” are to Kin Insurance Network Distributor, LLC, a wholly owned subsidiary of Kin.

Overview

Kin is a direct-to-consumer homeowners insurance company, built from scratch with proprietary technology to both enable a peer-leading, direct-to-consumer purchasing experience as well as industry leading underwriting to better match price with risk in an ever-changing environment. We believe Kin is also built to succeed in the toughest insurance markets, using direct distribution, data, and technology advantages to diversify its portfolio geographically and specifically target risks that best fit its underwriting criteria.

Home insurance is an approximate $105 billion premium market in the U.S., and the industry is dominated by slow-moving and large companies that are using decades old technology and primarily selling through agent distribution channels that are expensive and often cause data inaccuracies that lead to sub-par underwriting results. The industry has not faced significant competition from new entrants, and we believe we can take meaningful market share using our modern technology infrastructure, low-friction direct acquisition strategy, significant data advantage we use in both marketing and underwriting, and improved claims experience.

We have built Kin ‘For Every New Normal’ and that applies to all aspects of the company and business model. The world is changing faster every day, including weather, technology, the regulatory environment, consumer preferences, marketing tactics, and more. Kin moves proactively and faster than the legacy industry to adapt to market conditions and we believe that will result in further growth and better underwriting results.

Further, by building a direct relationship with our customers and helping to protect their home, often their most valuable asset, we believe we are building a long-term relationship with a high level of trust. Since inception of the carrier in 2019, we have seen a 92% premium retention rate on the business we have written through our reciprocal carrier, Kin Interinsurance Network. As we continue to build that relationship, we believe we can sell them other products, both insurance and non-insurance, further increasing our customer lifetime value.

Since our inception we have incurred operating losses including a net loss attributable to Kin of $29.3 million for the year ended December 31, 2020 and $32.8 million for the six months ended June 30, 2021. We expect to continue to incur operating losses for the foreseeable future as we continue to make investments in our business, which may require additional capital resources. For a discussion of risks applicable to Kin’s business, including with respect to its history of net losses and its ability to grow its business, please see the section entitled “Risk Factors — Risks Relating to Kin’s Business.”

Our Corporate Structure

Kin Consolidated (“Kin”) represents the consolidated results of Kin Insurance, Inc (collectively, with its subsidiaries, the “Company” or “Shareholder Interest”) and the results of its variable interest entity, Kin Interinsurance Network (the “Carrier” or “Non-Controlling Interest”). Kin is a licensed insurance agency, carrier, and underwriter headquartered in Chicago, offering primarily homeowners insurance products directly to consumers, without utilizing expensive independent agents or other agent-like intermediaries. The Company also acts as the attorney-in-fact (“AIF”) and licensed insurance agency for Kin Interinsurance Network (the “Carrier”), a consolidated variable interest entity of the Company. As AIF, the Company has the express power, authority, and permission to effectuate and conduct the lawful business affairs of the Carrier.

The Carrier was organized as a reciprocal insurer under the laws of Florida, existing for the benefit of its policyholders, also known as subscribers, by offering homeowners insurance. As a reciprocal insurer, the Carrier is an unincorporated aggregation of subscribers operating through the contractual arrangements set forth in the Subscriber’s Agreement and Power of Attorney (the “Subscriber’s Agreement”), which all subscribers must sign to bind their insurance policies. Under Florida law and pursuant to the Subscriber’s Agreement, the Carrier and its subscribers appoint KRM as AIF to manage and administer the Carrier’s operations and affairs on behalf of all of the subscribers. This agreement between the Carrier and KRM became effective June 25, 2019. The Carrier also appointed KIND as its exclusive agent for all insurance distribution. Pursuant to the Subscriber’s Agreement and for its services as AIF and Agent, the Company earns management fees and commissions calculated as a percentage of the direct premiums earned by the Carrier.

The Carrier’s statutory capital was originally funded via a surplus note of $33.5 million from Kin on July 15, 2019, with an additional $10.0 million surplus note funded on June 18, 2021. As a reciprocal carrier, the Carrier cannot issue equity and is only funded through surplus notes, surplus contributions from our customers, underwriting profits, and investment income. As the Carrier is growing quickly and will require more statutory capital to meet regulatory and ratings agency requirements, we plan to place incremental surplus notes in the Carrier either directly from Kin or third parties. Over the long term, as the Carrier’s capital base grows through surplus contributions, underwriting profits, and investment income, we plan to place the Carrier surplus notes exclusively with third parties or pay them off entirely.

The Carrier’s financial results are consolidated with Kin’s as we determined that the surplus notes that we have outstanding with the Carrier, as well as the Carrier’s entry into the AIF Agreement for which the Company receives a fee from the Carrier and has the individual power to direct the Carrier’s activities, causes the Carrier to meet the GAAP definition of a variable interest entity. The Carrier’s equity, which is comprised of its retained earnings and accumulated other comprehensive income and subscriber contributions, is held for the interest of its subscribers (policyholders) and meets the definition of a non-controlling interest, which is reflected as such in our financial statements.

The Shareholder Interest includes Kin Insurance, Inc. and its wholly owned subsidiaries’ equity and income, but not the equity or income of the Carrier. All of Kin’s employees are employed by and all of Kin’s intellectual property is owned by Kin Insurance, Inc. or its wholly owned subsidiaries.

The Results of Kin Operations is shown on a consolidated basis below, however, as a reciprocal, management typically views segment results prior to intercompany eliminations as a more meaningful gauge of our underlying financial performance.

Operating Segments

Our reportable segments include Management Operations and Carrier Operations. The Company’s chief operating decision maker (“CODM”) reviews financial performance and makes decisions about the allocation of resources on the basis of operating segments. These segments are described below and align with the Company’s overall structure noted above.

Management Operations refers to the interest in Kin owned by the Class A shareholders. Management Operations income is comprised of:

•        Commission and management fees of up to 32% of all property and casualty insurance premiums written or assumed by the Carrier, which amounts may be subject to review and approval by applicable regulators, as well as commissions and fees for premium written as part of Kin’s General Agent (“GA”) program or other carriers it distributes policies for as an agent; less

•        the costs associated with the sales, underwriting, issuance, servicing and adjusting of claims for these policies; less

•        the costs associated with developing, maintaining, and hosting Kin’s insurance technology platform; less

•        other income and expenses, including income taxes, that are the responsibility of Kin.

Carrier Operations refers to the interest in the Carrier held for the benefit of its subscribers. The Carrier Operations income is comprised of:

•        A 100% interest in the net underwriting results of the property and casualty insurance operations. Net underwriting results is defined as gross premium and losses less ceded premium and losses;

•        net investment income and results on investments that belong to the Carrier, and

•        other income and expenses, including income taxes and interest expenses on surplus note.

Our Business Model

We believe Kin is the only pure-play, direct-to-consumer homeowners insurtech. By leveraging thousands of both public and proprietary property data points about our customers and their homes, Kin is able to take the previously cumbersome and complex homeowners insurance buying process and transform it into a simple, intuitive user experience. Kin currently offers homeowners, landlord, condominium, and manufactured home insurance through the Carrier. We believe our data advantage, state of the art technology, and direct-to-consumer model allow us to efficiently evaluate risk while at the same time providing market leading prices and exceptional customer service. Kin is built to react significantly faster than legacy insurers to ever-changing market conditions. We believe that technology, distribution, and servicing are the most valuable parts of the insurance ecosystem, and we believe we have built a platform that has unique advantages in each area, while moving the low-margin and capital intensive Carrier to a more capital efficient model in the form of our reciprocal exchange.

There are three key components to Kin’s revenue model. First, as the AIF for the Carrier, we manage the customer-facing experience of insurance, including sales and marketing, underwriting, policy issuance and administration, and claims administration. In exchange for these services, we earn recurring commissions and fees associated with the policies we sell. While we have underwriting authority and responsibility for administering policies and claims, we do not take the risk associated with these policies on our own balance sheet. Rather, the risk is held by the Carrier, which is owned by our policyholders. We work with a diversified panel of highly-rated reinsurance companies to place conservative reinsurance programs ensuring the Carrier is adequately protected for multiple extreme weather events in any given year. We earn 32% of premium aggregate commission and fees on this business.

We also earn commission income as a licensed insurance agency selling non-Carrier policies to our customers. Today, we earn agency commission income by selling policies for other carriers when a customer seeking homeowners insurance is in an area where Kin policies are unavailable, when a particular home does not meet our underwriting criteria, or they are seeking an insurance product that we do not currently offer. This is currently a small portion of our revenue, approximately $0.5 million in 2020 and approximately $0.3 million for the six months ended June 30, 2021, as the vast majority of our new originations are written on our Carrier.

Finally, we earn revenue as a General Agent (“GA”) in the state of California. As a GA, we manage the customer-facing experience of insurance, including sales and marketing, underwriting, policy issuance and administration, and claims administration of our homeowners insurance program. We earn commissions and fees for distributing and managing the policies. In the future, we may use GA programs to enter geographic areas or products that are advantageous to us for a regulatory, risk, capital intensiveness, or other reason; however, our primary strategy is to continue to grow and expand our Carrier.

Our Capital Model and Reinsurance

We have historically pursued an asset-light capital strategy to support the growth of our business. As a reciprocal exchange owned by our policyholders, the Carrier’s purpose is not to generate underwriting profits, but to balance premium and risk. As such, the Carrier is primarily a transformer of retail risk to the wholesale reinsurance market where the reinsurers have a lower cost of capital and the ability to diversify risk across the global insurance marketplace. For policies written in 2021, we expect to retain approximately 30% of the aggregate risk associated with Kin homeowners policies on the Carrier’s balance sheet and expect to see this increase modestly over time.

This strategy also helps support our growth: third party reinsurance helps decrease the statutory capital required to support new business growth. As a result, we expect to be able to grow at an accelerated pace with lower capital investments upfront than we would otherwise require. We have a successful track record of securing strong reinsurance treaties, providing a solid foundation for a long-term, sustainable model.

Business Combination and Public Company Costs

On July 19, 2021, we entered into a Business Combination Agreement (the “Agreement”) with OmniChannel Acquisition Corp. (“SPAC”) and OmniChannel Merger Sub, Inc. (“Merger Sub”). The Agreement provides for, among other things, the merger of Merger Sub with and into Kin, with Kin surviving the merger as a wholly owned subsidiary of SPAC. Kin will be deemed the accounting predecessor and Kin will be the successor registrant with the Securities and Exchange Commission (the “SEC”), which means that Kin’s financial statements for previous periods will be disclosed in SPAC’s future periodic reports filed with the SEC.

The Business Combination will be accounted for as a reverse recapitalization. Under this method of accounting, Kin will be treated as the accounting acquirer for financial statement reporting purposes. The most significant change in Kin’s future reported financial position and results are expected to be an estimated increase in cash (as compared to Kin’s consolidated balance sheet at June 30, 2021) of between approximately $200 million, assuming maximum stockholder redemptions permitted under the Merger Agreement, and $287 million, assuming no stockholder redemptions, before transaction costs. See “Unaudited Pro Forma Condensed Combined Financial Information.”

As a consequence of the Business Combination, Kin will become the successor to an SEC-registered and NYSE-listed company, which will require us to continue to hire additional personnel and implement procedures and processes to satisfy public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

COVID-19 Impact

The COVID-19 pandemic and the measures imposed to contain it severely impacted businesses worldwide, including many in the insurance sector. Insurers of travel, events or business interruption have been directly and adversely affected by claims from COVID-19 or the lock-down it engendered. Other insurance businesses, including property and casualty lines, have also been indirectly impacted in varying ways, ranging from increased claim rates to dependency on in-person inspections during a time when such in-person interactions have been discouraged. In addition, insurance businesses dependent on office-based brokers and teams that are poorly equipped to work from home have been negatively impacted. The broader economic volatility may hurt insurers in other ways. For instance, with interest rates at all-time lows, many insurers have and may continue to see their return on capital drop, while those selling premium or discretionary products may see an increase in churn and a decrease in demand.

The magnitude and duration of the global pandemic and the impact of actions taken by governmental authorities, businesses and consumers, including timing of vaccine distribution, to mitigate health risks continue to create significant uncertainty. We are closely monitoring the impact of the COVID-19 pandemic and related economic effects on all aspects of our business, including its impact on our production, loss ratios, recoverability of premium, our operations, and the fair value of our investment portfolio.

Production, loss ratios and recoverability of premium:

COVID-19 has reduced our ability to perform interior home inspections on risks we underwrite, may impact loss ratios as time at home has increased, and has impacted collection of premium where moratoriums have been imposed restricting cancellation of policies for non-payment. During the six months ended June 30, 2021 and the year ended December 31, 2020, we also witnessed increased cost of labor, and costs associated with materials like lumber. These higher costs have a direct impact on the cost of handling claims and result in more than normal loss expenses.

Due to the speed with which the COVID-19 situation has developed since early 2020, the global breadth of its spread and the range of governmental and community reactions thereto, uncertainty around its duration and ultimate impact persists, and the related financial impact on our business could change and cannot be accurately predicted at this time.

Operations:

The COVID-19 pandemic has also had and continues to have a significant impact on our business operations, including with respect to employee availability and productivity, temporary increases in regulatory restrictions on operating activities (e.g. moratoria, rate actions or claim practices) that may impact our profitability, the availability and performance of third party vendors, including technology development, home inspections and repairs, and marketing programs. We may also be impacted by cybersecurity risks related to our new dependency on a remote workforce.

Our investment portfolio:

We seek to hold a high-quality, diversified portfolio of investments. During economic downturns, certain investments may default or become impaired due to deterioration in the financial condition or due to deterioration in the financial condition of an insurer that guarantees an issuer’s payments on such investments. Given the conservative nature of our investment portfolio, we do not expect a material adverse impact on the value of our investment portfolio or a long-term negative impact on our financial condition, results of operations or cash flows as it relates to COVID-19. Despite the COVID-19 pandemic, our business has continued to grow.

•        We write and place home insurance from our agencies that have so far been largely unaffected by COVID-19.

•        Our systems are entirely cloud based and accessible to our teams from any browser anywhere in the world. Customers’ phone calls are routed to our team’s laptops and answered and logged from wherever they happen to be. Internal communication has been via email, Slack and Zoom since our founding. Our teams are able to access systems, support customers and collaborate with each other from anywhere, much as they did before the pandemic.

•        Our customers’ experience has also been largely unaffected by the pandemic; we have achieved an overall Net Promoter Score (“NPS”) rating of 86 for full year 2020, according to a third party survey; compared to an insurance industry average NPS rating of 35 in 2020, according to data from Statista, Inc.

•        We have initiated virtual inspections for our underwriting requirements and claims processing to keep our employees, agents, policyholders and potential policyholders safe.

For more information on our operations and risks related to health epidemics, including the COVID-19 pandemic, please see the section of this proxy statement/consent solicitation statement/prospectus entitled “Risk Factors.”

Key Factors and Trends Affecting our Operating Performance

Our financial condition and results of operations have been, and will likely continue to be, affected by a number of factors, including the following:

Our Ability to Attract New Customers

Our long-term growth will depend on our continued ability to attract new customers to our platform. We intend to continue to drive customers to our platform by expanding our direct-to-consumer model through different avenues:

•        Our growth strategy is focused on accelerating our existing position in markets we serve by increasing our brand awareness, optimizing advertising spend and channel mix, and increasing our capacity to quote and bind new customers both from a technology and human capital standpoint;

•        In addition to our existing geographic and product footprint, we expect to drive growth by expanding into new markets across the United States, leveraging our technology platform to increase our speed to market while maintaining a market leading customer experience.

•        Lastly, we plan to deepen our relationships with our customers by expanding product offerings beyond traditional homeowners insurance. Our direct-to-consumer relationship opens a wide range of cross-sell opportunities that have historically not been available to insurance companies, which we believe will drive new customers to our platform.

Our ability to attract new customers through these growth levers will depend on the pricing of our products, our ability to enter and expand into new markets, and our overall effectiveness of marketing and branding efforts. We face competition from both legacy insurers who have diverse product offerings and nationwide footprint, as well as new, technology-driven entrants similar to us. These competitors may mimic aspects of our technology and customer-facing advantages, which may limit our ability to differentiate and ultimately attract new customers.

Our Ability to Retain Customers

Our ability to drive lifetime value from our customers is reliant on our ability to retain our customers over time. Retaining our customers over time allows us to build a recurring revenue base without material increases in our marketing spend. Customers that renew typically have lower loss experience, further increasing profitability over time. As our business continues to scale, we expect a greater proportion of our premium to be from renewals, and result in lower frequency and increased premium retention rates over time.

Our ability to retain customers will depend on a number of factors, both internal and external. With a direct-to-consumer model, we can maintain and seek to perfect every part of the customer experience, and our ability to evolve over time with customer preferences and feedback will greatly impact the retention of our customers. Additionally, as the industry rapidly shifts, including changes in competitor pricing and offerings and customer preferences, it may have an adverse impact on our ability to retain our customers.

Our Ability to Attract, Develop and Retain Talent

Our performance and innovation largely depends on the talents of our highly skilled and motivated workforce. Our differentiated customer experience and pricing sophistication is enabled by our technology and data capabilities, a function of our talented people and culture. Competition from within the insurance industry and from other industries, including the technology sector, for qualified employees with highly specialized knowledge in areas such as underwriting, data and analytics, and technology, has often been intense and we have experienced increased competition in hiring and retaining employees.

Factors that affect our ability to attract and retain such employees include:

•        Compensation and benefits;

•        Training and continued education programs;

•        Reputation of fair hiring, and of training and promoting qualified employees; and

•        Recognition of and response to changing trends and other circumstances that affect employees.

The unexpected loss of key personnel could have an adverse impact on our business because of the loss of their skills, knowledge, experience and, in some cases, the difficulty of promptly finding qualified candidates to join the Kin family.

Additionally, Kin was built on a culture that actively fosters an environment where problem solvers, collaborators and builders can thrive. As the team grows, our ability to maintain this culture could have an impact on performance.

Our Regulatory Environment

The insurance industry is subject to comprehensive and detailed regulation and supervision. Most insurance regulations are designed to protect the interests of our policyholders and third-party claimants, rather than our investors. Each jurisdiction in which we do business has established supervisory agencies that regulate the manner in which we do business. Any changes in regulation could impose significant burdens on our operations.

These rules and regulations relate to, among other things, the standards of solvency (including risk-based capital measures), government supported backstops for certain catastrophic events, accounting and reporting methodology, establishment of reserves and potential assessments of funds to settle covered claims against impaired or insolvent insurers.

Regulatory powers also extend to premium rate regulations which require that rates not be excessive, inadequate or unfairly discriminatory. State jurisdictions ensure compliance with such regulations through market conduct exams, which may result in losses to the extent non-compliance is ascertained, either as a result of failure to document transactions properly or failure to comply with internal guidelines, or otherwise. The jurisdictions in which we do business may also require us to provide coverage to persons whom we would not otherwise consider eligible or restrict us from withdrawing from unprofitable lines of business or unprofitable market areas.

The jurisdictions in which we do business may require an insurer to participate in guaranty funds for impaired or insolvent insurance companies. These funds periodically assess losses against all insurance companies doing business in the state. Our results of operations and financial condition could be adversely affected by any of these factors.

Our Exposure to Catastrophes and Changing Weather Patterns

We have substantial exposure to losses resulting from natural disasters. Losses and volatility from changing climate and weather conditions may adversely affect our financial condition, profitability or cash flows. Catastrophes can be caused by various events, including hurricanes, typhoons, earthquakes, hailstorms, explosions, severe winter weather, fires, war, acts of terrorism, nuclear accidents, political instability. The frequency and severity of catastrophes are inherently unpredictable and our losses from catastrophes could be substantial.

In addition, climate change and resulting changes in global temperatures, weather patterns, and sea levels may both increase the frequency and severity of natural catastrophes and the resulting losses in the future and impact our risk modeling assumptions.

We cannot predict the impact that changing climate conditions, if any, may have on our results of operations or our financial condition. Additionally, we cannot predict how legal, regulatory and/or social responses to concerns around global climate change may impact our business. The occurrence of claims from catastrophic events could result in substantial volatility in our results of operations or financial condition for any fiscal quarter or year. Although we attempt to manage our exposure to such events through the use of underwriting controls, sophisticated risk and pricing models, and the purchase of third-party reinsurance, catastrophic events are inherently unpredictable and the actual nature of such events when they occur could be more frequent or severe than contemplated in our pricing and risk management expectations. As a result, the occurrence of one or more catastrophic events could have an adverse effect on our results of operations and financial condition.

Reinsurance Availability and Pricing

Market conditions beyond our control impact the availability and cost of the reinsurance we purchase. The insurance and reinsurance markets have historically been cyclical, characterized by periods of intense price competition and capacity. Reinsurance may not remain continuously available to us to the same extent and on the same terms and rates as is currently available. Our ability to use reinsurance to reduce our catastrophe risk in designated areas may depend on our ability to adjust premium rates to fully or partially recover cost. If we cannot maintain our current level of reinsurance or purchase new reinsurance protection in amounts we consider sufficient at acceptable prices, we would have to either accept an increase in our catastrophe exposure, reduce our insurance exposure or seek other alternatives.

Our Ability to Manage Risk with Data and Technology

Our operations are highly dependent on the reliability, availability, and security of our technology platform and data. Our operations rely on the secure processing and storage of confidential information, including our information systems, networks, and those of our third-party service providers. Our ability to price our products, assess and underwrite risk, and service our customers is enabled by the integrity and availability of our proprietary data and those provided by third parties. Disruptions in the technology platform, systems and control failures, security breaches, or inadvertent disclosure of user data could result in legal exposure, harm our reputation and brand, and ultimately affect our ability to attract and retain customers. Although we have implemented administrative and technical controls and have taken protective actions to reduce the risk, such measures may be insufficient to prevent unauthorized and malicious attacks. Along the same lines, as our technology-enabled platform is reliant on data from external parties, such attacks or disruption in our data sources can impact our ability to operate effectively and result in damage to our reputation and results.

Key GAAP Financial Terms

Gross Written Premium

Gross written premium is the amount received or to be received for insurance policies written or assumed by us and our affiliates as a carrier, without reduction for policy acquisition costs, reinsurance costs or other deductions. In addition, gross written premium includes amounts received from our participation in our own reinsurance treaty. The volume of our gross written premium in any given period is generally influenced by:

•        New business submissions;

•        Binding of new business submissions into policies;

•        Bound policies going effective;

•        Renewals of existing policies; and

•        Average size and premium rate of bound policies.

Ceded Written Premium

Ceded written premium is the amount of gross written premium written or assumed by us and our affiliates as a carrier, that we cede to reinsurers. We enter into reinsurance contracts to limit our exposure to losses as well as to provide additional capacity for growth. Ceded written premium is treated as a reduction from gross written premium written during a specific period of time over the reinsurance contract period in proportion to the period of risk covered. The volume of our ceded written premium is impacted by the level of our gross written premium and decisions we make to increase or decrease retention levels.

Net earned premium

The Company accounts for its revenues from insurance activities where it acts on behalf of the Carrier in accordance with the guidance of ASC 944, “Financial Services — Insurance”. Net earned premium represents the earned portion of the Carrier’s gross written premium for insurance policies written or assumed by the Carrier and less ceded written premium (any portion of the Carrier’s gross written premium that is ceded to third-party reinsurers under the Carrier’s reinsurance agreements). The Carrier earns written premiums on a pro-rata basis over the term of the policies.

The Carrier earns commission on reinsurance premium ceded in a matter consistent with the recognition of the earned premium on the underlying insurance policies, on a pro-rata basis over the terms of the policies reinsured. The Carrier records the portion of ceding commission income which represents reimbursement of successful direct acquisition costs related to the underlying policies as an offset to the applicable direct acquisition costs.

Commission income, net

On January 1, 2019, the Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”), which is related to agency revenue streams, using the modified retrospective method. This adoption did not impact amounts previously reported by the Company, nor did it require a cumulative effect adjustment upon adoption.

Current revenue sources that are within the scope of ASC 606 are the Company’s claims management and services where Kin sells insurance for third-party carriers.

Revenue is measured as the amount of consideration the Company expects to be entitled to an exchange for providing services, which is based upon a fixed percentage that is defined within the context of each contract that the Company has with its customers (i.e. the negotiated percentages with each carrier). The Company’s typical receipt of payment is within 30 days of the completion of its performance obligations for each respective customer. The transaction price associated with a specific contract is allocated among the performance obligations proportionally based upon each obligation’s standalone selling price. Sales, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue.

The Company’s contracts allow the policyholder the right to cancel the policy at any time. The Company includes variable consideration in the estimated transaction price, and it does not create a material impact on the transaction price. The Company’s estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on all information (historical, current and forecasted) that is reasonably available at contract inception.

1.      Agency Commission:    The Company operates as licensed insurance agencies that are engaged in the sale of policies. The Company earns an agency commission from the carriers whose policies the Company sells, which is recorded in the commission income, net line in the consolidated statements of operations. The performance obligation from the agency contracts is the placement of the insurance policies. The Company recognizes commission received from insurers for the sale of insurance contracts as revenue at a point in time on the policy effective dates.

2.      Claim Processing Fees:    The Company receives a fee, that is calculated as a percent of the premium, in exchange for providing claims adjudication services. The claims adjudication services are provided over a three-year period and recognized over the claim development period, which is also three years, and faithfully depicts the transfer of the Company’s services to its customers. Revenue and contract liabilities derived from claims processing fees is immaterial for the years ended December 31, 2020 and 2019.

Net Investment Income

Net investment income represents interest earned from fixed maturity securities, short-term securities and other investments, and the gains or losses from the sale of investments. Our cash and invested assets primarily consist of fixed-maturity securities, and may also include cash and cash equivalents, equity securities, and short-term investments.

The principal factors that influence net investment income are the size of our investment portfolio and the yield on that portfolio. As measured by amortized cost (which excludes changes in fair value, such as changes in interest rates), the size of our investment portfolio is mainly a function of our invested equity capital along with premium we receive from our customers less payments on customer claims.

Loss and Loss Adjustment Expenses

The reserves for loss and loss adjustment expenses (“LAE”) represent management’s best estimate of the ultimate cost of all reported and unreported loss incurred through the balance sheet date. Unpaid loss and LAE are based upon the assumption that past developments are an appropriate indicator of future events. The incurred but not yet reported (“IBNR”) portion of unpaid loss and LAE is based on industry experience and other factors. The methods of making such estimates and for establishing the resulting reserves are periodically reviewed and updated. Any resulting adjustments are reflected in income. Unpaid loss and LAE consists of the estimated ultimate cost of settling claims incurred within the reporting period (net of related reinsurance recoverable), including IBNR claims, plus changes in estimates of prior period losses. The Company reports its unpaid loss and LAE on an undiscounted basis.

The estimation of the liability for unpaid loss and LAE is inherently complex and subjective, especially in view of changes in the legal and economic environment, which impact the development of unpaid loss and LAE, and therefore quantitative techniques frequently have to be supplemented by subjective considerations and managerial judgment. In addition, trends that have affected development of liabilities in the past may not necessarily occur or affect liability development to the same degree in the future. Therefore, there can be no assurance that the ultimate liability will not materially differ from amounts reserved with a resulting material effect on the operating results of the Company.

The unpaid loss and loss adjustment expense estimate is generally calculated by first projecting the ultimate cost of all claims that have been incurred and then subtracting paid losses and loss expenses. Reported losses include cumulative paid losses and loss expenses plus case reserves. IBNR includes a provision for expected development from reported claims and unreported claims.

The historical data from competitor experience provides the factors the Company uses in its actuarial analysis in estimating its loss and LAE reserves. These factors are measured over time of claims reported, average case incurred amounts, case development, severity and payment patterns. However, these factors cannot be directly used as they do not take into consideration changes in business mix, claims management, and other subjective factors. The Company uses multiple actuarial methods in determining its estimates of the ultimate unpaid claim liabilities. Each of these methods require judgment and assumptions. The methods used include :

•        Incurred Development Method — uses historical, cumulative incurred losses by accident quarter and develops those actual losses to estimated ultimate losses based upon the assumption that each accident quarter will develop to estimated ultimate cost in a manner that is similar to prior quarters.

•        Incurred Bornhuetter — Ferguson Method — Estimates ultimate losses by adding actual incurred losses and projected future unreported losses. Future unreported losses depend on the development pattern selected and the ultimate loss ratio selected.

•        Incurred Cape Cod — Mechanically similar to Bornhuetter Ferguson Method, but Ultimate Loss Ratio comes from the company’s experience by estimating the loss development pattern and adjusting premium to come up with an Ultimate Loss Ratio, instead of making a selection.

For each method, losses are projected to the ultimate amount to be paid. The Company then analyzes the results and may emphasize or de-emphasize some or all of the outcomes to reflect actuarial judgment regarding their reasonableness in relation to supplementary information and operational and industry changes. These outcomes are then aggregated to produce a single selected point estimate that is the basis for the actuary’s point estimate for loss reserves.

Marketing

Marketing expenses primarily consist of brand and content, advertising costs, and marketing services. The vast majority of marketing expenses are expensed as incurred. A portion of advertising expenses directly related to lead generation is deferred over the twelve month policy period and included in “Other Expenses” detailed below. We expect that our marketing costs will increase in absolute dollars in future periods and vary from period-to-period as a percentage of revenue in the near-term as we scale our business, attract and acquire new customers, and invest in developing a nationally recognized brand. In the long-term, we would expect our marketing costs to decrease as a percentage of revenue as we continue to drive customer acquisition efficiencies and as the proportion of renewals to our total business increases.

Employee Compensation and Benefits

Employee Compensation and Benefits includes all employee-related expenses including salary, benefits and taxes, as well as contract labor, and employee stock compensation. We expect our Employee Compensation and Benefits to continue to increase as we scale the business, investing in talent and building the resource infrastructure to support our growth.

General, Administrative, and Distribution

General, Administrative, and Distribution expenses are primarily the Management fees paid from the Carrier to Kin. General, Administrative and Distribution also includes rent related to the Kin’s facilities and professional services. We expect our general and administrative expenses to increase for the foreseeable future as we scale management fees directly correlated with premium and headcount with the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC and other regulatory bodies, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.

Interest Expense

Interest expense primarily consists of interest expense incurred from the senior term loan originally issued concurrently with the Carrier formation in 2019.

Other expenses

Other expenses consist of certain expenses that relate specifically to insurance expenses, travel expenses, software expenses, and various other individually immaterial expenses. These expenses do not represent substantial items for the Company, and have been grouped together as each item is not material to the consolidated financial statements of the Company.

In addition to the expenses listed above, other expenses also include deferred policy acquisition costs. Incremental direct costs of acquiring insurance contracts and certain costs related directly to the acquisition process are deferred and amortized over the term of the policies or reinsurance treaties to which they relate. Those costs include commissions, certain marketing expenses, and premium taxes. The amortization of deferred policy acquisition benefit is included in other insurance benefits on the consolidated statements of operations.

Income Taxes

We record income taxes using the asset and liability method. Under this method, we record deferred income tax assets and liabilities based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. We measure these differences using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. We recognize the effect on deferred income taxes of a change in tax rates in income in the period that includes the enactment date.

We record a valuation allowance to reduce deferred tax assets and liabilities to the net amount that we believe is more likely than not to be realized. We consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

Consolidated Results of Kin Operations

The following tables presents the consolidated results of Kin Operations. Included in the table is a breakdown of the composition of the income attributable to Management Operations, or the Shareholder Interest, and the income attributable to Carrier Operations, or the Non-Controlling Interest. The “Results of Operations by Segment” provides more detailed commentary on the results of Management and Carrier Operations, which is used by management to evaluate our financial condition and results of operations prior to intercompany eliminations.

	Kin Insurance, Inc. Shareholder Interest		Kin Interinsurance Network (Carrier) Non-Controlling Interest		Elimination of Intercompany Transactions and VIE Consolidation Adjustments		Kin Consolidated
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
($ thousands)	2021	2020	2021	2020	2021	2020	2021	2020
Net earned premiums	—	—	$5,839	$364	—	—	$5,839	$364
Net investment income	—	—	$263	$334	—	—	$263	$334
Commission revenue and carrier management fees(1)	$11,151	$2,551	—	—	$(10,750)	$(2,257)	$401	$294
Other income	$45	$1	$164	$(119)	—	—	$209	$(118)
Total revenue	$11,196	$2,552	$6,266	$579	$(10,750)	$(2,257)	$6,712	$874
Loss and loss adjustment expenses	—	—	$(8,487)	$(1,647)	$1,880	$407	$(6,607)	$(1,240)
Employee compensation & benefits	$(14,680)	$(5,795)	—	—	$1,279	$446	$(13,401)	$(5,349)
General, administrative and distribution	$(858)	$(714)	$(10,790)	$(2,382)	$10,081	$2,158	$(1,567)	$(938)
Marketing	$(8,018)	$(1,523)	—	—	$488	$80	$(7,530)	$(1,443)
Amortization expense	$(428)	$(209)	—	—	—	—	$(428)	$(209)
Other insurance benefits	—	—	$839	$268	$(854)	$(180)	$(15)	$88
Interest expense, net	$(845)	$(534)	$(1,740)	$(1,736)	—	—	$(2,585)	$(2,270)
Other expenses(2)	$(2,439)	$(993)	$(880)	$(441)	—	—	$(3,319)	$(1,434)
Total expenses	$(27,268)	$(9,768)	$(21,058)	$(5,938)	$12,874	$2,911	$(35,452)	$(12,795)
Other non-operating expenses
Loss due to change in fair value of warrant liabilities	$(18,804)	(22)	—	—	—	—	$(18,804)	(22)
Loss on extinguishment of liabilities	—	(475)	—	—	—	—	—	(475)
Net loss before income tax expenses	$(34,876)	$(7,713)	$(14,792)	$(5,359)	$2,124	$654	$(47,544)	$(12,418)
Income tax expense	—	—	—	—	—	—	—	—
Net loss before non-controlling interest	$(34,876)	$(7,713)	$(14,792)	$(5,359)	$2,124	$654	$(47,544)	$(12,418)
Net loss attributable to non-controlling interests, net of tax	—	—	$(14,792)	$(5,359)	—	—	$(14,792)	$(5,359)
Net loss attributable to Kin Insurance, Inc.	—	—	—	—	—	—	$(32,752)	$(7,059)
Other comprehensive income:
Unrealized gain/(loss) on investments, net of tax	$(1)	$2	—	—	—	—	$(1)	$2
Comprehensive loss							$(32,753)	$(7,057)

	Kin Insurance, Inc. Shareholder Interest		Kin Interinsurance Network (Carrier) Non-Controlling Interest		Elimination of Intercompany Transactions and VIE Consolidation Adjustments		Kin Consolidated
	Years ended December 31,		Years ended December 31,		Years ended December 31,		Years ended December 31,
($ thousands)	2020	2019	2020	2019	2020	2019	2020	2019
Net earned premiums	—	—	$156	$(357)	—	—	$156	$(357)
Net investment income	—	—	$619	$319	—	—	$619	$319
Commission revenue and carrier management fees(1)	$6,070	$1,662	—	—	$(5,480)	$(279)	$590	$1,383
Other income	$29	$10	$66	$46	—	—	$95	$56
Total revenue	$6,099	$1,672	$841	$8	$(5,480)	$(279)	$1,460	$1,401
Loss and loss adjustment expenses	—	—	$(4,864)	$(126)	$972	$50	$(3,892)	$(76)
Employee compensation & benefits	$(14,932)	$(7,482)	—	—	$925	$67	$(14,007)	$(7,415)
General, administrative and distribution	$(1,186)	$(873)	$(5,648)	$(432)	$5,109	$273	$(1,725)	$(1,032)
Marketing	$(5,433)	$(1,242)	—	—	$281	$21	$(5,152)	$(1,221)
Amortization expense	$(521)	$(192)	—	—	—	—	$(521)	$(192)
Other insurance benefits	—	—	$994	$12	$(606)	$(10)	$388	$2
Interest expense, net	$(1,193)	$(554)	$(3,491)	$(1,593)	—	—	$(4,684)	$(2,147)
Other expenses(2)	$(2,512)	$(1,162)	$(903)	$(192)	—	—	$(3,415)	$(1,354)
Total expenses	$(25,777)	$(11,505)	$(13,912)	$(2,331)	$6,681	$401	$(33,008)	$(13,435)
Other non-operating expenses
Loss due to change in fair value of warrant liabilities	$(10,351)	—	—	—	—	—	$(10,351)	—
Loss on extinguishment of liabilities	$(475)	—	—	—	—	—	$(475)	—
Net loss before income tax expenses	$(30,504)	$(9,833)	$(13,071)	$(2,323)	$1,201	$122	$(42,374)	$(12,034)
Income tax expense	—	—	—	—	—	—	—	—
Net loss before non-controlling interest	$(30,504)	$(9,833)	$(13,071)	$(2,323)	$1,201	$122	$(42,374)	$(12,034)
Net loss attributable to non-controlling interests, net of tax	—	—	$(13,071)	$(2,323)	—	—	$(13,071)	$(2,323)
Net loss attributable to Kin Insurance, Inc.	—	—	—	—	—	—	$(29,303)	$(9,711)
Other comprehensive income:
Unrealized gain/(loss) on investments, net of tax	$(1)	$—	—	—	—	—	$(1)	$—
Comprehensive loss	—	—	—	—	—	—	$(29,304)	$(9,711)

____________

(1)      Commission revenue and carrier management fees: Commission revenue + AIF management fee revenue + Claim management fee revenue. Claim management fees are deferred over a three-year period (75% Y1, 20% Y2, 5% Y3)

(2)      Other expenses: travel, technology expenses, dues & subscriptions, and other overhead

Total Revenue

Total revenue increased $0.1 million, or 4%, to $1.5 million for the year ended December 31, 2020, compared to the year ended December 31, 2019. Total revenue increased by $5.8 million, or 668%, to $6.7 million in the six months ending June 30, 2021 compared to the six months ending June 30, 2020. Increased revenue on a consolidated basis is driven by Carrier net earned premium as we continue to scale and grow the customer base written in our Carrier. Commission revenue and management fees, which are eliminated on consolidation, scale with gross written premium. Additional details on revenue by segment are included in the “Results of Operations by Segment” below.

Total Expenses

Total expenses increased $19.6 million, or 146%, to $33.0 million for the year ended December 31, 2020, compared to the year ended December 31, 2019. Total expenses increased by $22.7 million, or 177%, to $35.4 million in the six months ending June 30, 2021 compared to the six months ending June 30, 2020. Increased expenses are driven by employee compensation and benefits, marketing spend, and loss and loss adjustment expenses as the business scales and we continue to make investments in talent, technology and branding to support our premium growth. Additional details on expenses by segment are included in the “Results of Operations by Segment” below.

Other Non-Operating Expenses

Other non-operating expenses include expenses related to the change in fair value of warrants, as well as loss on extinguishment of liabilities. Other non-operating expenses totaled $10.8 million for the year ended December 31, 2020 and $18.8 million for the six months ending June 30, 2021. For additional details on these other non-operating expenses, see Note 4 and Note 11 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus.

Net Loss

Net loss on a consolidated basis, before non-controlling interest, increased $30.3 million, or 252%, to $42.4 million for the year ended December 31, 2020, compared to the year ended December 31, 2019. Net loss on a consolidated basis, before non-controlling interest, increased by $35.1 million, or 283%, to $47.5 million in the six months ending June 30, 2021 compared to the six months ending June 30, 2020. Increased net loss is driven by increased expenses as we grow.

After adjusting for non-controlling interest, net loss attributable to Kin Insurance, Inc. increased $19.6 million, or 202%, to $29.3 million for the year ended December 31, 2020, compared to the year ended December 31, 2019. Net loss attributable to Kin Insurance, Inc. increased $25.7 million, or 364%, to $32.8 million in the six months ending June 30, 2021 compared to the six months ending June 30, 2020. Increased net loss in both periods are driven by increased marketing spend and employee compensation and benefits, as well as other non-operating expenses related to the change in fair value of warrants, partially offset by increased net earned premium as our Carrier scales. Additional details on net loss by segment are included in the “Results of Operations by Segment” below.

Results of Operations by Segment

The information that follows is presented on a segment basis prior to eliminations.

Management Operations — Kin Insurance, Inc. (Shareholder Interest)

The following table summarizes our results of operations for the six months ended June 30, 2021 and 2020 and for the years ended December 31, 2020 and 2019 (in $ thousands):

($ thousands)	Kin Insurance, Inc. Shareholder Interest
	Six months ended June 30,			Year ended December 31,
	2021	2020	Change %	2020	2019	Change %
Commission revenue and carrier management fees	$11,151	$2,551	337%	$6,070	$1,662	265%
Other income	$45	$1	4483%	$29	$10	180%
Total revenue	$11,196	$2,552	339%	$6,099	$1,672	265%
Employee compensation & benefits	$14,680	$5,795	(153)%	$14,932	$7,483	(100)%
General, administrative and distribution	$858	$714	(20)%	$1,186	$873	(36)%
Marketing	$8,018	$1,523	(427)%	$5,433	$1,242	(337)%
Amortization expense	$428	$209	(105)%	$521	$192	(171)%
Interest expense, net	$845	$534	(59)%	$1,193	$554	(115)%
Other expenses	$2,439	$993	(145)%	$2,512	$1,162	(116)%
Total expenses	$27,268	$9,768	(179)%	$25,777	$11,506	(124)%
Other non-operating expenses
Loss due to change in fair value of warrant liabilities	$18,804	22	n/m	$10,351	—	n/m
Loss on extinguishment of liabilities	—	475	n/m	$475	—	n/m
Net income	$(34,876)	$(7,713)	(352)%	$(30,504)	$(9,833)	(210)%
Adjusted operating income	$(13,939)	$(6,344)	(120)%	$(17,346)	$(8,825)	(97)%

Management Operations Total Revenue

Total Revenue increased by $4.4 million, or 265%, to $6.1 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Total revenue increased by $8.6 million, or 339%, to $11.2 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. Increased revenue is driven by Commission revenue and carrier management fees as written premium grows. Below is a breakdown of the components of commission revenue and carrier management fees.

($ thousands)	Kin Insurance, Inc. Shareholder Interest
	Six months ended June 30,			Year ended December 31,
	2021	2020	Change %	2020	2019	Change %
Commission revenue and carrier management fees	$11,151	$2,551	337%	$6,070	$1,662	265%
Management fee revenue	$6,393	$1,384	362%	$3,303	$172	1823%
Claim management fee	$670	$98	582%	$371	$6	6300%
Commission revenue	$4,089	$1,069	283%	$2,396	$1,484	61%
As % of Total Managed Premium	27%	23%	4%	24%	13%	11%

Management fee revenue increased by $3.1 million, or 1823%, to $3.3 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Management fee revenue increased $5.0 million, or 362%, to $6.4 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. See the “Kin Interinsurance Network (Carrier, Non-Controlling Interest)” segment results that follows for a complete discussion of carrier gross written premium, which has a direct bearing on Kin’s management fee. The management fee rate is 17% of Gross Written Premium. GWP for the Carrier increased by $18.4 million for the year ended December 31, 2020, compared to the year ended December 31, 2019.

Claims management fee increased by $0.4 million, or 6300%, to $0.4 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Claims management fee revenue increased by $0.6 million, or 582%, to $0.7 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. As noted above please see the “Kin Interinsurance Network (Carrier, Non-Controlling Interest)” segment that follows for a complete discussion of carrier gross written premium, which has a direct bearing on Kin’s claim management fee. The gross claim management fee rate is 5%, and is deferred over a three-period to match the timing of the claim handling costs over time (75% year 1, 20% year 2, 5% year 3).

Commission revenue increased by $0.9 million, or 61%, to $2.4 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Commission revenue increased $3.0 million, or 283%, to $4.1 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, GA, and Agent relationship, and we expect it to scale proportionally with premium over time.

Other income was immaterial for 2019 and 2020, as well as the six months ended June 30, 2021 and June 30, 2020. The driver of other income is primarily inspection fees from our GA business, which we do not expect to contribute to total revenue in a meaningful way.

Management Operations Expenses

Employee Compensation and Benefits includes all employee-related expenses including salary, benefits and taxes for Kin, as well as contract labor. Employee Compensation and Benefits expenses increased by $7.5 million, or 100%, to $14.9 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Employee Compensation and Benefits increased $8.9 million, or 153%, to $14.7 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The increase in employee related expenses is directly correlated with the increase in our employee headcount as we continue to invest in talent and resources as the business grows.

General, administrative and distribution expenses increased by $0.3 million, or 36%, to $1.2 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. General, administrative and distribution expenses increased $0.2 million, or 20%, to $0.9 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. Increased spend is driven by professional services and consulting fees, providing legal, accounting and actuarial support as we grow, and has moderated in recent periods as we continue to hire and develop talent internally.

Marketing expenses increased by $4.2 million, or 337%, to $5.4 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Marketing expenses increased $6.5 million, or 427%, to $8.0 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. While this increase was primarily driven by growth in our traditional acquisition channels (online aggregators and organic traffic), it also encompassed a strategic effort to diversify customer acquisition channels by de-emphasizing aggregator-provided leads in favor of increased organic, search, and offline channel experimentation. As the business continues to scale, we expect to increase our marketing spend, while managing our overall customer acquisition costs.

Other Expenses include technology infrastructure, software, and general overhead such as travel. Other expenses increased by $1.4 million, or 116% to $2.5 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Other expenses increased by $1.4 million, or 145%, to $2.4 million in the six months ended June 30, 2021 compared to the six months ended June 30, 2020. As our business grows, we expect Other Expenses to grow proportionally as we make investments in data, technology infrastructure, and equipment to support our operations.

Management Operations Adjusted Operating Income

Adjusted Operating Income is calculated as net loss attributable to Kin Insurance Inc. excluding interest expense, income tax expense, depreciation, amortization, stock-based compensation, and other non-operating expenses. Other non-operating expenses in 2020 and the six months ended June 30, 2021 include other non-cash fair market value adjustments for outstanding preferred stock warrants and derivative liabilities on the convertible promissory notes.

Adjusted Operating Income decreased by $8.6 million to ($17.3) million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Adjusted Operating Income decreased by $7.6 million to ($13.9) million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. Lower Adjusted Operating Income period over period is driven by increased marketing and employee compensation as the business continues to scale.

Carrier Operations — Kin Interinsurance Network (Non-Controlling Interest)

As of December 31, 2020, the Carrier operates primarily as a homeowners carrier in Florida, with plans of rapid geographic and product expansion over time. As noted in the overview, the agreement between the Carrier and KRM became effective June 25, 2019, making results period over period difficult to compare.

The following table summarizes our results of operations for the six months ended June 30, 2021 and 2020 and for the years ended December 31, 2020 and 2019 (in thousands)

($ thousands)	Kin Interinsurance Network (Carrier) Non-Controlling Interest
	Six months ended June 30,		Year ended December 31,
	2021	2020	2020	2019
Gross written premium	$37,605	$8,140	$19,434	$1,010
Gross earned premium	$15,655	$2,242	$8,965	$112
Total ceded premium	$(9,816)	$(1,878)	$(8,809)	$(469)
Net earned premium	$5,839	$364	$156	$(357)
Investment income	$263	$334	$619	$319
Other income	$164	$(119)	$66	$46
Total revenue	$6,266	$579	$841	$8

Total incurred loss & LAE	$13,736	$2,833	$8,682	$175
Ceded incurred loss & LAE	$(5,249)	$(1,186)	$(3,818)	$(49)
Net Incurred Loss & LAE	$8,487	$1,647	$4,864	$126

General, administrative and distribution	$10,790	$2,382	$5,648	$432
Other insurance benefits	$(839)	$(268)	$(994)	$(12)
Interest expense, net	$1,740	$1,736	$3,491	$1,593
Other expenses	$880	$441	$903	$192
Total expenses	$12,571	$4,291	$9,048	$2,205

Net Income	$(14,792)	$(5,359)	$(13,071)	$(2,323)
Adjusted Operating Income	$(13,053)	$(3,623)	$(9,580)	$(730)

Carrier Net Earned Premium

Net earned premium increased by $0.5 million to $0.2 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Net earned premium increased by $5.4 million, or 1504%, to $5.8 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

The following table presents gross written premium, ceded written premium, net written premium, change in unearned premium, and net earned premium for the years ended December 31, 2020 and 2019 and six months ended June 30, 2021 and 2020, respectively.

($ thousands)	Six months ended June 30,					Year ended December 31,
	2021	2020	Change	Change (%)	2020	2019	Change	Change (%)
Gross earned premium	$15,655	$2,242	$13,413	598%	$8,965	$112	$8,853	7887%
Ceded earned premium	$(9,816)	$(1,878)	$(7,938)	423%	$(8,809)	$(469)	$(8,340)	1779%
Net earned premium	$5,839	$364	$5,475	1,504%	$156	$(357)	$513	n/m

Carrier Net Investment Income

Net investment income increased by $0.3 million, or 94%, to $0.6 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Net investment income decreased by $0.1 million, or 21%, to $0.3 million for the six months ended June 30, 2021, compared to the six months ended June 30, 2020. Results were primarily driven by a higher average balance of investments, offset by lower interest rates on fixed maturities in the current period. Kin’s investment portfolio is primarily concentrated in corporate securities, residential mortgage-backed securities and other fixed maturities securities issued by U.S government and agencies.

Carrier Other Income

Other income was relatively flat for the year ended December 31, 2020, compared to the year ended December 31, 2019. Other income increased by $0.3 million to $0.2 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

Carrier Total Revenue

Total Revenue increased $0.8 million to $0.8 million for the year ended December 31, 2020, compared to the year ended December 31, 2019. Total Revenue increased by $5.7 million, or 983%, to $6.3 million in the six months ended June 30, 2021 compared to the six months ended June 30, 2020. Increased Total Revenue is driven by premium growth and timing of premium earnout as the carrier was established in the second half of 2019.

Carrier Net Loss and Loss Adjustment Expenses

Net Loss and LAE increased $4.7 million, to $4.9 million for the year ended December 31, 2020, compared to the year ended December 31, 2019. The increase was mainly due to losses and loss adjustment expenses relating to retaining a portion of risk on certain of our insurance policies written by our GA starting from January 1, 2020, as compared to 2019 in which we did not retain risk of losses on insurance policies written. Net Loss and LAE increased $6.8 million to $8.5 million for the six months ended June 30, 2021, compared to the six months ended June 30, 2020. As the Carrier scales, we would expect Loss and LAE to increase proportionally. Net Loss and LAE includes $1.2 million in prior year development for the six months ended June 30, 2021, largely attributable to litigation reform. Litigation reform was enacted in 2021 and not fully considered at the time of the year-end reserve opinion. We believe the reforms will lead to significantly less suits against the Company going forward; however, the Florida state legislature introduced the bill on January 25, 2021, and passed the reform on April 30, 2021, with an effective date of July 1, 2021. This led to an increase in late reported claims with representation by an attorney or public adjuster for prior year accident dates, increasing our ultimate loss reserves in recent evaluation periods. See below for more Net Loss and LAE details in “Kin Carrier Loss Ratio” for more comparable metrics around the Carrier’s loss experience.

Carrier Total Expenses

Total Expenses increased $6.8 million to $9.0 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Total Expenses increased $8.3 million to $12.6 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The increase is driven by Management Fees paid to Kin Insurance, Inc.

Total Management Fees to Kin represents the 32% aggregate commission and fees on this business paid to Kin Insurance, Inc. (Shareholder Interest), 27% of which is reflected in General, administrative and distribution expenses and the remaining 5% claim management fee is reflected in Loss & LAE. As noted above, this is an expense for the Carrier. Total Management Fees to Kin increased $5.8 million to $6.1 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Total Management Fees to Kin increased $9.4 million to $12.0 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. Increased Management Fees to Kin is driven by premium growth and is expected to scale proportionally to gross earned premium as the business grows.

Interest expense increased $1.9 million, or 119%, to $3.5 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was driven by interest expense on the Carrier’s surplus note. Interest expense of $1.7 million for the six months ended June 30, 2021 was relatively flat to the six months ended June 30, 2020.

Excluding Management Fees and Interest Expense, Total Expenses primarily comprises data expenses, payment processing fees, premium taxes and other regulatory and miscellaneous expenses, as well as deferred acquisition costs. Total Expenses excluding Management Fees and Interest Expense increased $0.1 million to $0.4 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Total Expenses increased $0.3 million to $0.7 million for the six months ended June 30, 2021 compared to the six months ending June 30, 2020. As the business grows, we would expect the variable components to increase with written premium over time.

Carrier Adjusted Operating Income

Adjusted Operating Income is calculated as net loss attributable to Kin Interinsurance Network excluding interest expense, income tax expense, depreciation, amortization, stock-based compensation, and other non-operating expenses.

Adjusted Operating Income decreased by $8.9 million to ($9.6) million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Adjusted Operating Income decreased by $9.4 million to ($13.0) million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. Lower adjusted operating income period over period is largely a function driven by timing of earned premium and Management fees as the business continues to scale.

Key Operating and Financial Metrics and Non-GAAP Financial Measures

We regularly review the following key operating and financial metrics and non-GAAP financial measures to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. The non-GAAP financial measures presented below have not been calculated in accordance with generally accepted accounting principles in the United States (“GAAP”) and should be considered in addition to results prepared in accordance with GAAP and should not be considered as a substitute for, or superior to, GAAP results. In addition, the non-GAAP measures such as inforce premium, premium per policy and underwriting income should not be construed as indicators of our operating performance, liquidity or cash flows generated by operating, investing and financing activities, as there may be significant factors or trends that they fail to address. We caution investors that non-GAAP financial information, by its nature, departs from traditional accounting conventions. Therefore, its use can make it difficult to compare our current results with our results from other reporting periods and with the results of other companies.

Our management uses the non-GAAP financial measures presented below, in conjunction with GAAP financial measures, as an integral part of managing our business and to, among other things: (i) monitor and evaluate the performance of our business operations and financial performance; (ii) facilitate internal comparisons of the historical operating performance of our business operations; (iii) review and assess the operating performance of our management team; (iv) analyze and evaluate financial and strategic planning decisions regarding future operating investments; and (v) plan for and prepare future annual operating budgets and determine appropriate levels of operating investments.

($ thousands, unless stated otherwise)	Key Operating and Financial Metrics and Non-GAAP Financial Measures
	Six months ended June 30,			Year ended December 31,
	2021	2020	Change %	2020	2019	Change %
Kin Total Managed Premium	$41,061	$11,129	269%	$24,982	$13,081	91%

Carrier Operations
Carrier inforce policies (count)	33,583	6,753	397%	14,602	789	1751%
Carrier inforce premium	$54,372	$10,042	441%	$21,450	$1,111	1831%
Carrier Premium/Policy ($)	$1,619	$1,487	9%	$1,469	$1,408	4%
Carrier gross earned premium	$15,655	$2,242	598%	$8,965	$112	7887%
Carrier gross earned premium + Surplus Contribution	$17,220	$2,466	598%	$9,862	$123	7887%
Carrier loss ratio (% of GEP)	74.0%	105.8%	31.8%	84.8%	86.2%	1.4%
Carrier adjusted loss ratio (%of GEP + surplus contribution)	67.2%	96.3%	29.1%	77.1%	78.3%	1.2%
Carrier underwriting income	$(13,480)	$(3,838)	(251)%	$(10,265)	$(1,095)	(838)%
Net underwriting income before management fees	$(1,519)	$(1,273)	(19)%	$(4,184)	$(772)	(442)%

Kin Total Managed Premium

We define Kin Total Managed Premium (“TMP”), a non-GAAP financial measure, as the aggregate written premium placed across all our business platforms for the period presented. We calculate TMP as the sum of:

i)       Gross written premium (“GWP”) — a GAAP measure defined below; and

ii)      Gross placed premium — premium of policies placed with third-party insurance companies, for which we do not retain insurance risk and for which we earn a commission payment, and policy fees charged by us to the policyholders on the effective date of the policy. As noted in Our Business Model section, this premium is also characterized as Agent and GA premium. Because Kin Insurance, Inc. does not directly collect premiums from third-party (“Agent”) business, we use third party carrier commission statements to calculate the gross premiums placed.

Total Managed Premium increased by $11.9 million, or 91%, to $25.0 million in 2020 compared to 2019. Total Managed Premium increased by $29.9 million, or 269%, to $41.1 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. This was primarily driven by our acquisition of new customers, as well as retaining existing customers in 2020. As noted, the Carrier was established in Q3 2019, and we expect Gross Written Premium (Carrier) to continue to become a larger portion of the Total Managed Premium over time. Commission revenue and carrier management fees are generated as a percentage of TMP, thus an important non-GAAP financial measure to evaluate performance.

($ thousands)	Six months ended June 30,				Year ended December 31,
	2021	2020	Change	Change (%)	2020	2019	Change	Change (%)
Gross written premium (Carrier)	$37,605	$8,140	$29,465	362%	$19,434	$1,010	$18,424	1824%
Gross placed premium (GA & Agent)	$3,456	$2,989	$467	16%	$5,548	$12,071	$(6,523)	(54)%
Total managed premium	$41,061	$11,129	$29,932	269%	$24,982	$13,081	$11,901	91%

Carrier Inforce Policies and Premium

Carrier Inforce Policies and Premium, a non-GAAP financial measure, is defined as the aggregate number of policies and annualized premium underwritten on our Carrier platform as of the period end date. This includes both new and renewed policies and the surplus contribution made by policyholders, and reflects cancellations, endorsements, or any other policy changes at the end of each period. We believe that the inforce policies and premium is a useful metric to assess our growth in aggregate; however, should not be used as an indicator of revenue expected or earned in any given time period, or directly compared to peers, as they may calculate or define differently if at all.

Inforce policies increased by 13,813, or 1,751% to 14,602 for the year ended December 31, 2020 compared to the year ended December 31, 2019. Inforce policies increased by 26,830, or 397% to 33,583 for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. Inforce premium increased by $20.3 million, or 1,831% to $21.4 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Inforce premium increased by $44.3 million, or 441%, to $54.4 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. Growth across all periods was primarily driven by the timing of establishing the Carrier in mid-2019, and we expect continued growth period over period as we scale and anticipate a further increase in our market penetration.

Inforce premium per policy, a non-GAAP financial metric, is defined as the average annualized premium of our policyholders at the end of each period. Inforce premium per policy is calculated by dividing inforce premium by inforce policies. Inforce premium per policy increased by $61, or 4%, to $1,469 as of December 31, 2020 compared to December 31, 2019. Inforce premium per policy increased by $132, or 9%, to $1,619 as of June 30, 2021 compared to June 30, 2020. This metric is impacted by rate activity, as well as new/renewal, geographic, and product mix. As we scale and execute our growth strategy, inforce premium per policy may fluctuate and should not be used as a measure of revenue or profitability.

	Six months ended June 30,				Year ended December 31,
	2021	2020	Change	Change (%)	2020	2019	Change	Change (%)
Inforce policies	33,583	6,753	26,830	397%	14,602	789	13,813	1751%
Inforce premium (in thousands)	$54,372	$10,042	$44,330	441%	$21,450	$1,111	$20,339	1831%
Inforce premium per policy	$1,619	$1,487	$132	9%	$1,469	$1,408	$61	4%

Carrier Gross Earned Premium

Total Gross Earned Premium (“GEP”), a non-GAAP financial measure, represents the Carrier, non-controlling Gross Written Premium, a GAAP financial measure, as if it were earned pro rata over the terms of the policies, which is typically one year. We measure GEP as it reflects the volume of our business irrespective of choices related to how we structure our reinsurance treaties and the amount of risk we retain on our own balance sheet. We exclude the impact of ceded premium because ceded premium can change rapidly and significantly based on the type and mix of reinsurance structures we use and, therefore, add volatility that is not indicative of the underlying profitability of the business we write. GEP should not be considered a substitute for our revenues as recognized and measured under GAAP.

GEP increased by $8.9 million, or 7887%, to $9.0 million for the year ended December 31, 2020 compared to the year ended December 31, 2019, a function of both increased gross written premium and timing of premium earnings as the Carrier was established in the second half of 2019. GEP increased by $13.4 million, or 598%, to $15.7 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. Similarly to year-end figures, GEP increase on a three month basis is largely driven by timing of when the carrier was established and accelerated growth.

The table below provides a reconciliation of Gross Written Premium to Gross Earned Premium:

($ thousands)	Six months ended June 30,				Year ended December 31,
	2021	2020	Change	Change (%)	2020	2019	Change	Change (%)
Gross written premium	$37,605	$8,140	$29,465	362%	$19,434	$1,010	$18,424	1824%
Change in unearned premium	$(21,950)	$(5,898)	$(16,052)	272%	$(10,469)	$(898)	$(9,571)	1066%
Gross earned premium	$15,655	$2,242	$13,413	598%	$8,965	$112	$8,853	7887%

Carrier Surplus Contribution

Carrier Surplus Contribution (“Surplus”) represents the payment we collect from subscribers in addition to policy premiums, outlined in the “Overview” section above and set forth in the Subscriber’s Agreement and Power of Attorney (the “Agreement”). To date, the surplus contribution from our subscribers equates to approximately 10% of written premiums and is earned on a pro rata basis. Although the Surplus Contribution is not included in the Carrier’s gross written premium, it is a payment received from subscribers and contributes to the cash that the Carrier has available to pay claims and other expenses, and thus is relevant when assessing the financial health of the Carrier.

For further information, see Note 2 — Variable Interest Entity in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus.

The following table presents gross written premium (carrier) & surplus contribution for the years ended December 31, 2020 and 2019 and six months ended June 30, 2021 and 2020, respectively.

	Six months ended June 30,		Year ended December 31,
($ thousands)	2021	2020	2020	2019
Gross written premium	$37,605	$8,140	$19,434	$1,010
Gross earned premium	$15,655	$2,242	$8,965	$112

Gross written surplus contribution	$3,760	$814	$1,943	$101
Gross earned surplus contribution	$1,565	$224	$897	$11

Gross written premium & surplus	$41,365	$8,954	$21,377	$1,111
Gross earned premium & surplus	$17,220	$2,466	$9,862	$123

Carrier Loss Ratio and Adjusted Loss Ratio

We define Kin Carrier Loss Ratio, a non-GAAP financial measure, expressed as a percentage, as the ratio of the Gross Losses and Allocated Loss Adjustment Expenses (“ALAE”) of Kin Interinsurance Network (Carrier), to the GEP of Kin Interinsurance Network (Carrier). We believe that measuring this ratio will provide useful supplemental information to investors about our holistic underwriting performance and is key to understanding Kin’s forward-looking statements and projected financial and operating performance. Our performance along this metric will define our ability to get access to reinsurance capacity as well as the economics of those reinsurance terms, and it drives the profitability of the risk we retain.

The following table provides a breakdown of the Kin Carrier Loss Ratio and a reconciliation to Kin Carrier Net Loss & LAE Ratio for the periods presented ($ in thousands):

	Six months ended June 30,		Year ended December 31,
($ thousands)	2021	2020	2020	2019
Net earned premium	$5,839	$364	$156	$(357)
Kin carrier losses & LAE, net of reinsurance	$8,487	$1,647	$4,863	$126
Kin Carrier Net Loss & LAE Ratio	145.4%	452.3%	n/m	n/m

Adjustments:
Ceded earned premium	$9,816	$1,878	$8,809	$469
Kin carrier ceded losses & LAE	$5,248	$1,186	$3,818	$48
Change in ULAE reserve	$(278)	$(53)	$(110)	$(27)
Claim management fee	$(1,880)	$(407)	$(972)	$(51)

Gross earned premium (see reconciliation above)	$15,655	$2,242	$8,965	$112
Gross Kin carrier loss and ALAE	$11,577	$2,373	$7,600	$97
Kin carrier loss ratio	74.0%	105.8%	84.8%	86.2%
Adjustments:
Gross earned premium + earned contribution surplus (see reconciliation above)	$17,220	$2,467	$9,862	$123
Kin carrier adjusted loss ratio	67.2%	96.3%	77.1%	78.3%

Kin Carrier Net Loss & LAE Ratio, expressed as a percentage, is calculated as the ratio of Kin carrier losses & LAE, net of reinsurance, to net earned premium. Kin Carrier Net Loss & LAE Ratio was 145.4% for the six months ended June 30, 2021, compared to 452.3% for the six months ended June 30, 2020. The Kin Carrier Net Loss & LAE Ratio includes the 5% claim management fee for claim adjudication services and is incurred on a written premium basis. Loss Ratio on Kin Carrier was 84.8% in 2020, compared to 86.2% in 2019. Kin Carrier Loss Ratio was 74.0% for the six months ended June 30, 2021, compared to 105.8% for the six months ended June 30, 2020. As our business scales, we would expect loss ratios to continue to decrease over time. Improved loss ratios in the current period are driven by less severe weather activity in current period and continues to benefit from our increased earned premium base over time. Our investments in data and technology will continue to enable our differentiated risk selection advantage, and as the business scales, we would expect loss ratios to improve over time, with some volatility around severe weather events.

We define Kin Carrier Adjusted Loss ratio, a non-GAAP financial measure, expressed as a percentage, as the ratio of Gross Losses and ALAE of Kin Interinsurance Network (Carrier), to the GEP of Kin Interinsurance Network (Carrier) and Earned Surplus Contribution made by policyholders, defined above. Our Kin Carrier Adjusted Loss Ratio was 77.1% in 2020, compared to 78.3% in 2019 and 67.2% in the six months ended June 30, 2021 compared to 96.3% in the six months ended June 30, 2020.

Carrier Underwriting Income

Underwriting Income, a non-GAAP financial measure, represents the profit generated by the carrier’s underwriting activity and is the difference between premiums earned on insurance policies and expenses incurred and claims paid out. Underwriting Income decreased $9.2 million to ($10.3) million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Underwriting Income decreased $9.6 million to ($13.5) million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

Underwriting Income excluding Management Fees to Kin, a non-GAAP financial measure, excludes the 32% aggregate commission and fees paid to Kin Insurance, Inc. from Underwriting Income, defined above. This measure is used by management to understand the underlying underwriting performance and profitability of the carrier over time. We believe that both Underwriting Income and Underwriting Income excluding Management Fees to Kin are useful metrics to access the underlying profitability and trends of the policies underwritten by our carrier and the impacts of our underwriting actions over time, with and without the fixed management fees to Kin. Underwriting Income excluding Management Fees to Kin decreased $3.4 million to ($4.2) million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Underwriting Income excluding Management Fees to Kin decreased $0.2 million to ($1.5) million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. As premium continues to earn in, we would expect this metric to continue to improve as the business scales.

The following table reconciles Adjusted Operating Income to Underwriting Income and Underwriting Income excluding Management Fees to Kin for the periods presented:

	Six months ended June 30,		Year ended December 31,
($ thousands)	2021	2020	2020	2019
Adjusted operating income	$(13,053)	$(3,623)	$(9,580)	$(730)
Adjustments:
Investment Income	$263	$334	$619	$319
Other Income	$164	$(119)	$66	$46
Carrier Underwriting Income	$(13,480)	$(3,838)	$(10,265)	$(1,095)
Adjustments:
Management Fees to Kin Inc.	$11,961	$2,565	$6,081	$323
Net Underwriting Income excluding Management Fees	$(1,519)	$(1,273)	$(4,184)	$(772)

Liquidity and Capital Resources

Sources of Liquidity

To date, we have funded operations primarily with issuances of convertible preferred stock and convertible promissory notes and from net proceeds from revenue. Our capital requirements going forward will depend on many factors, including the volume of issuance of insurance policies, the timing and extent of spending to support research and development efforts, investments in information technology systems, and the expansion of sales and marketing activities. In the future, we may raise additional funds through the issuance of debt or equity securities or through traditional borrowing arrangements. We cannot assure that such funds will be available on favorable terms, or at all.

As of June 30, 2021, we had $108.4 million of cash and restricted cash and $23.4 million of available-for-sale fixed income securities.

Since our inception, excluding the Carrier, the Company had U.S. federal net operating losses of $59.9 million as of June 30, 2021. The Carrier has net operating losses of $29.3 million as of June 30, 2021. We expect to continue to incur operating losses for the foreseeable future due to continued investments that we intend to make in our business and, as a result, we may require additional capital resources to grow our business. We believe that current cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs over at least the next 12 months. In the future, we may raise additional funds through the issuance of debt or equity securities or through traditional borrowing arrangements. We cannot assure that such funds will be available on favorable terms, or at all.

Cash Flow Summary

The following table summarizes our cash flows for the periods presented (in $ thousands):

($ thousands)	Six months ended June 30,		Year ended December 31,
	2021	2020	2020	2019
Net cash provided by (used in):
Operating activities	(7,263)	(5,647)	(17,364)	(8,957)
Investing activities	1,863	306	2,686	(31,367)
Financing activities	91,193	20,953	27,721	45,350
Net decrease in cash, cash/equivalents, and restricted cash	85,793	15,612	13,043	5,026

Memo:
Cash paid for interest	377	—
Conversion of debt to equity		12,387	12,387	—
Accrued interest converted to debt	3,992

Cash flows Used in Operating Activities

Net cash used in operating activities was $17.4 million for the year ended December 31, 2020, an increase of $8.4 million compared to the $9.0 million for the year ended December 31, 2019. The increase was due mainly to increases in our net losses, partially offset by non-cash charges and net cash provided by changes in our operating assets and liabilities. Increased non-cash charges primarily included amortization expense and share-based compensation expense, as well as charges driven by changes in the fair value of our outstanding warrant liabilities and paid in kind interest that were not present in the prior year. Increases in net cash provided by changes in operating assets and liabilities were predominantly driven by increases in unearned premiums and loss & loss adjustment expenses, partially offset by decreases in premiums receivable, ceded reinsurance and reinsurance recoverable, all of which are expected as the business continues to scale.

Net cash used in operating activities was $7.3 million for the six months ended June 30, 2021, an increase of $1.7 million compared to the $5.6 million for the six months ended June 30, 2020. The increase was due primarily to increases in our net losses, partially offset by non-cash charges and net cash provided by changes in our operating assets and liabilities. Increased non-cash charges primarily included amortization expense and share-based compensation expense, as well as increased charges driven by changes in the fair value of our outstanding warrant liabilities. Increases in net cash provided by changes in operating assets and liabilities were predominantly driven by increases in unearned premiums, loss & loss adjustment expenses, and reinsurance payables, which were partially offset by decreases in ceded reinsurance, all of which are expected as the business continues to scale.

Cash Flows Provided by (Used in) Investing Activities

Cash provided by investing activities was $2.7 million for the year ended December 31, 2020, an increase of $34.1 million compared to the $31.4 million used in investing activities for the year ended December 31, 2019. This increase was due primarily to purchases of investments related to the establishment and capitalization of the Carrier in the year ended December 31, 2019 that were not present in the year ended December 31, 2020, an increase in net cash due to proceeds from maturities and sales of investment securities in the year ended December 31, 2020, offset by an increase in capitalization of internal software costs.

Cash provided by investing activities was approximately $1.9 million in the six months ended June 30, 2021, an increase of $1.6 million compared to the $0.3 million in cash provided by in investing activities in the six months ended June 30, 2020. This increase was due primarily to a reduction in purchases of fixed maturity & equity investments partially offset by a slight decrease in proceeds from the sale of fixed maturity & short-term investments, largely attributable to a reduction in new investing activities compared to the prior period.

Cash Flows Provided by Financing Activities

Cash provided by financing activities was approximately $27.7 million for the year ended December 31, 2020, a decrease of $17.6 million compared to the $45.4 million for the year ended December 31, 2019. The primary source of cash provided by financing activities in the year ended December 31, 2020 was $23.1 million in proceeds from the issuance of Series B preferred stock, net of issuance costs, while the primary source for the year ended December 31, 2019 was $47.8 million from the issuance of debt, net of issuance costs related to the establishment and capitalization of the Carrier. Additional impacts included positive net cash related to issuance of debt, use of debt facility, and surplus contributions received by the Carrier in the year ended December 31, 2020, compared to negative net cash flows related to loan repayments for the year ended December 31, 2019.

Cash provided by financing activities was approximately $91.2 million for the six months ended June 30, 2021, an increase of $70.2 million compared to $21.0 million for the six months ended June 30, 2020. This increase was primarily due to proceeds from the issuance of Series C preferred stock in the six months ended June 30, 2021, which were greater than the proceeds from the issuance of our Series B-1 preferred stock in the six months ended June 30, 2020. Additionally, we received cash from the issuance of debt, partially offset by issuance costs and the repayment of our debt facility. For further information, see Note 11 — Long-term debt in the “Notes to Consolidated Financial Statements” included elsewhere in this proxy statement/prospectus.

Off-Balance Sheet Arrangements

Through June 30, 2021, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

We prepared our consolidated financial statements in accordance with GAAP, which requires the use of estimates and assumptions Our consolidated financial statements include amounts that, either by their nature or due to requirements of GAAP, are determined using best estimates and assumptions. Management has discussed and reviewed the development, selection, and disclosure of critical accounting estimates with our Company’s Audit Committee. While we believe that the amounts included in our consolidated financial statements reflect our best judgment, actual amounts could ultimately materially differ from those currently presented.

For further information, see Note 1 — Description of Business and Summary of Significant Accounting Policies in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus. Our critical accounting policies and estimates are those that have a meaningful impact on the reporting of our financial condition and results of operations.

Revenue

For a description of policies with respect to revenue recognition, see “Components of Results of Operations — Revenue” in this section along with Note 1 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus.

Loss and Loss Adjustment Expense Reserve

Loss and Loss Adjustment Expense Reserves

Recorded Loss and Loss Adjustment Expense Reserve represents management’s best estimate of the amounts yet to be paid for all loss and loss adjustment expenses that will be paid on claims that occurred during the period and prior, whether those claims are currently known or unknown. Our carriers are required to estimate and hold a provision for the carriers’ loss and loss adjustment expense reserve as of a given date.

Loss and Loss Adjustment reserves at June 30, 2021 are the amount of ultimate loss and loss adjustment expense less the paid amounts as of June 30, 2021.

Ultimate loss and loss adjustment expense for an accident period is the sum of the following items:

1.      Loss and loss adjustment expense paid for an accident period as of a given evaluation date

2.      Case reserves for loss and loss adjustment expense for losses for an accident period that have been reported but not yet paid as of a given evaluation date

3.      Incurred But Not Reported (“IBNR”) amounts for loss and loss adjustment expense for an accident period are the costs of events or conditions that have not been reported to or specifically identified by the Company as of a given date, but have occurred during the period.

Case reserves are established within the claims adjustment process based on all known circumstances of a claim at the time. In addition, IBNR reserves are established by management based on reported losses and loss adjustment expenses and actuarially determined estimates of ultimate losses and loss adjustment expenses.

Our loss and loss adjustment expense reserve amounts are reviewed quarterly, and adjustments, if any, are reflected in earnings in the period in which they become known. The establishment of new loss and loss adjustment expense reserves or the adjustment of previously recorded loss and loss adjustment expense reserves could result in significant positive or negative changes to our financial condition for any particular period. While we believe that we have made a reasonable estimate of loss and loss adjustment expense reserves, the ultimate loss experience may not be as reliably predicted as may be the case with other insurance expenses, and it is possible that actual losses and loss adjustment expenses will be higher or lower than the loss and loss adjustment reserve amount recorded by us.

Information Used in the Determination of the Loss and Loss Adjustment Expense Reserve

In order to estimate the provision for the recorded loss and loss adjustment expense reserves, we use information developed from both internal and independent external sources. This includes internal and external loss and claim count emergence patterns, pricing change information, internal and external loss and exposure trend information as well as underwriting process changes. In addition, we use commercially available risk analysis models, and overall market share assumptions to estimate our loss and loss adjustment expense reserves related to specific loss events.

Actuarial Methods Used in the Determination of the Loss and Loss Adjustment Expense Reserve

When the applicable information has been obtained, we use several actuarial methods to create estimates of the ultimate losses and loss adjustment expenses incurred in connection with the underwritten business. On a quarterly basis, actuaries perform an analysis of our loss development from the prior analysis and select the initial expected ultimate loss ratio by accident quarter. Our actuarial analysis uses inputs from our underwriting and claims departments, including premium pricing assumptions in addition to historical experience in estimating the initial expected loss ratio. Due to the size and lack of internal historical trends, peer loss development factors (“LDFs”) were also used to support the actuarial opinion, sourced from FL HO3 rate filings submitted in 2020. The actuarial methods used to estimate loss and loss adjustment expense reserves are:

•        Chain Ladder Method;

Under this method, incurred but not reported (“IBNR”) loss estimates are calculated, using run-off triangles of incurred losses, representing the sum of paid losses and case reserves, based on the age of the incident period.

•        Reported Bornhuetter-Ferguson Method;

Under this method, ultimate losses and allocated loss adjustment expenses are estimated as the sum of cumulative reported losses and allocated loss adjustment expenses as of a specific date and estimated IBNR losses. IBNR losses are estimated based on an initial expected loss ratio applied to earned premium and the historical development patterns of reported losses.

•        Cape Cod Method

The Cape Cod method is similar to the Bornhuetter-Ferguson method, except that this method estimates the loss ratio itself, rather than having it as an input into the method. It takes the expected percent of incurred losses reported and applies that percentage to premium to develop a used-loss-ratio. The used-loss-ratio is then applied to the expected percent of claims unreported and premium to determine incurred but not yet reported loss estimates.

•        Hurricane-Related Loss Estimates

Hurricane ultimate losses are estimated separately from all other losses. Hurricanes can cause a significant amount of loss within a short time and may alter the development pattern from historical norms. Hurricanes can cause a strain on the claim settlement function which may increase the time to evaluate a claim and time to post an accurate reserve for the loss. For hurricane losses, separate LDFs were used, sourced from Citizen Property Insurance, which includes monthly loss development factors for all hurricanes that have affected Florida. Usage of monthly loss development will ensure there are minimal distortions from hurricanes occurring late or early within an accident quarter and that a reasonable loss development factor is used. Additionally, estimates of losses from catastrophe modeling firms are used to supplement estimates noted above.

As appropriate, unallocated loss adjustment expenses are estimated using a Paid to Paid Method, whereby, historical paid unallocated loss adjustment expense is compared as a ratio to the paid loss and allocated loss adjustment expense amounts for the same calendar period. Based on this information, selected ratios are applied to the case reserve and estimated IBNR for loss and allocated loss adjustment expenses to estimate the provision for the unpaid unallocated loss adjustment expense.

Based on the methods used for each accident period, estimates of ultimate loss and allocated loss adjustment expenses are made. The Chief Executive Officer and Chief Financial Officer meet on a quarterly basis to review the recommendations made by the actuarial department, and use this framework to determine the best estimate to be recorded for the reserve for loss and loss adjustment expense reserves on the balance sheet.

Significant Assumptions Employed in the Recording of the Loss and Loss Adjustment Expense Reserve

The most significant assumptions used in the determination of the recorded reserve for losses and loss adjustment expenses as of June 30, 2021 are as follows:

1.      The information developed from internal and independent external sources such as cost trends, litigation and regulatory trends, legislative activity, climate change, social and economic patterns and claim assumptions are used to develop meaningful estimates of the likely future performance of business bound by the Company;

2.      The estimates of the effective impact of rate changes which includes pricing changes and changes in the underlying amounts of total insured values;

3.      Our historical loss development and trend experience that is assumed to be indicative of future loss development and trends.

The above assumptions most significantly influence our determination of initial expected loss ratios and expected loss reporting patterns that are the key inputs which impact potential variability in the estimate of the reserve for loss and loss adjustment expenses. While there can be no assurance that any of the above assumptions will prove to be correct, we believe that these assumptions represent a realistic and appropriate basis for estimating the reserve for loss and loss adjustment expense reserves.

Factors impacting variability in the Loss and Loss Adjustment Expense Reserve

The amount for Loss and Loss Adjustment Expense Reserve amounts is driven by a number of important assumptions, including litigation and regulatory trends, legislative activity, climate change, social and economic patterns and claims inflation assumptions. Changes in homeowners current year claim severity are generally influenced by inflation in the cost of building materials, the cost of construction and property repair services, the cost of replacing home furnishings and other contents, the types of claims that qualify for coverage, deductibles, other economic and environmental factors and the effectiveness and efficiency of our claim practices. We employ various loss management programs and partnerships to mitigate the effect of these factors.

Our estimates reflect current inflation in legal claims’ settlements and assume we will not be subject to losses from significant new legal liability theories. Our estimates also assume that we will not experience significant losses from mass torts and that we will not incur losses from future mass torts not known to us today. While it is not possible to predict the impact of changes in the litigation environment, if new mass torts or expanded legal theories of liability emerge, our cost of claims may differ substantially from our reserves. Our estimates assume that there will not be significant changes in the regulatory and legislative environment. The impact of potential changes in the regulatory or legislative environment is difficult to quantify in the absence of specific, significant new regulation or legislation. In the event of significant new regulation or legislation, we will attempt to quantify its impact on our business, but no assurance can be given that our attempt to quantify such inputs will be accurate or successful.

Although we believe that our provision for the Loss and Loss Adjustment Expense Reserve is reasonable, it is possible that our actual loss experience may not conform to our assumptions. Specifically, our actual ultimate loss ratio could differ from our initial expected loss ratio or our actual reporting and payment patterns could differ from our expected reporting and payment patterns, which are based on our own data and industry data. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from the estimates included in our financial statements. We regularly review our estimates and adjust them as necessary as experience develops or as new information becomes known to us. Such adjustments are included in current operations.

The following table summarizes gross and reserves, net of reinsurance for unpaid loss and LAE as of June 30, 2021 ($ in thousands):

	June 30, 2021
	Gross	Net
Loss and loss adjustment reserves
Total reserves	$9,114	$5,265

Sensitivity Analysis

The table below presents the impact of reasonably likely changes to our held estimates net of reinsurance on the Loss and Loss Adjustment Expense Reserve as of June 30, 2021 based on a 10% increase and decrease applied to the subject ultimate loss and loss adjustment expenses.

	10% increase in ultimate loss and loss adjustment expenses, net	10% decrease in ultimate loss and loss adjustment expenses, net
	($ in thousands)
Impact on:
Loss and loss adjustment expense reserves, net	$655	$(596)

For additional information refer to Note 10, Loss and Loss Adjustment Expense Reserves, in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus.

Reinsurance Recoverable

We also estimated the amount recoverable from reinsurance contracts. Reinsurance assets include reinsurance recoverable on paid and unpaid losses and loss adjustment expense reserves that are estimated as part of our loss reserving process and, consequently, are subject to similar judgments and uncertainties. This estimate requires significant judgment for which key considerations include:

•        paid and unpaid amounts recoverable;

•        any balances in dispute or subject to legal collection;

•        the financial wellbeing of a reinsurer (i.e. insolvent, liquidated, in receivership or otherwise subject to formal or informal regulatory restriction);

•        the likelihood of collection of the reinsurance recovery considering factors such as, amounts outstanding, length of collection periods, disputes, any collateral or letters of credit held and other relevant factors.

For additional information refer to Note 11, Reinsurance, to the consolidated financial statements included elsewhere in this prospectus.

Recoverability of Our Net Deferred Tax Asset

The evaluation of the recoverability of our deferred tax asset and the need for a valuation allowance requires us to weigh all positive and negative evidence to reach a conclusion, that it is more likely than not, that all or some portion of the deferred tax asset will be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed.

We consider a number of factors to reliably estimate future taxable income so we can determine the extent of our ability to realize net operating losses (“NOLs”), foreign tax credits, realized capital loss and other carryforwards. These factors include forecasts of future income for each of our businesses and actual and planned business and operational changes, both of which include assumptions about future macroeconomic and company-specific conditions and events. We subject the forecasts to stresses of key assumptions and evaluate the effect on tax attribute utilization.

As of December 31, 2020, we have tax effected U.S. federal and state NOL carryforwards of $11.2 million and $3.5 million, respectively. The provisions of the Tax Cuts and Jobs Act of 2017 eliminated the 20-year carryforward period so that federal NOLs generated in tax years after December 31, 2017 do not expire. For such amounts generated prior to 2018, the 20-year carryforward periods continue to apply. For additional information refer to Note 16, Income Taxes, to the consolidated financial statements included elsewhere in this prospectus.

For additional information refer to Note 13, Income Taxes, to the consolidated financial statements included elsewhere in this prospectus.

Stock-Based Compensation

We have historically granted stock options at exercise prices equal to the fair value as approved by our Board of Directors on the date of grant. In the absence of a public trading market, management considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each stock option grant, including:

•        relevant precedent transactions involving our capital stock;

•        the liquidation preferences, rights, preferences, and privileges of our redeemable convertible preferred stock relative to the common stock;

•        our actual operating and financial performance;

•        current business conditions and projections;

•        our stage of development;

•        the likelihood and timing of achieving a liquidity event for the shares of common stock underlying the stock options, such as an initial public offering, given prevailing market conditions;

•        any adjustment necessary to recognize a lack of marketability of the common stock underlying the granted options;

•        recent secondary stock sales and tender offers;

•        the market performance of comparable publicly traded companies; and

•        U.S. and global capital market conditions.

In addition, our Board of Directors considered the independent valuations completed by a third-party valuation consultant and approved the fair value of common stock presented by the management. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

In determining the fair value of common stock, we established the enterprise value of our business using the market approach and the income approach. In the cases where a financing took place in close proximity to the Valuation Date, we estimated the enterprise value by reconciling to the most recent round of equity financing. Under the income approach, forecasted cash flows are discounted to the present value at a risk-adjusted discount rate. The valuation analyses determine discrete free cash flows over multiple years based on forecasted financial information provided by our management and a terminal value for the residual period beyond the discrete forecast. Projected cash flows are discounted based on the estimated weighted-average cost of capital in order to estimate the enterprise value. Under the market approach, a group of guideline publicly traded companies with similar financial and operating characteristics to Kin are selected. Company-specific selected multiples were then ultimately applied to the Company’s historical and projected financial data and incorporated adjustments to reflect differences between the Company and the guideline companies with respect to expected growth, profitability, and business risk.

In allocating the equity value of our business among the various classes of equity securities prior to December 2020, the valuation utilized the option pricing model (“OPM”) method. The OPM analysis assumes that as the value of the Company increases, each equity holder benefits from certain value components. The analysis determined the ranges of equity values at which the various Company stakeholders receive value. The maximum values of these ranges, or “break points”, are based on the full liquidation preference amounts, the points at which option and warrant holders choose to exercise, and the points at which the preferred shareholders would be indifferent between converting their shares into common stock and retaining their preferred shares, Next, the Black-Scholes option pricing model isolated the value allocated to each “range”, calculated as the difference between the option values at each break point. Based on the Company’s capital structure, the analysis calculated the percentage of each range attributable to each share class. For each range, the value allocable to each share class was then calculated by multiplying the value of each range by each security’s respective ownership percentage of the range. For each security, the value derived from each range was summed in order to determine the aggregate value of each share class. The total value of each share class was divided by the security’s respective fully diluted shares outstanding, in order to calculate the per share value for each security on a marketable basis. Lastly, a discount for lack of marketability was applied to the common stock value to conclude on the value on a non-marketable basis. The exclusive reliance on the OPM until December 2020 was appropriate when the range of possible future outcomes was difficult to predict and resulted in a highly speculative forecast.

Since December 2020, we used a hybrid method utilizing a combination of the OPM and the probability weighted expected return method (“PWERM”). The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for Kin, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of shares. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. We considered two different scenarios: (a) a SPAC Scenario, and (b) a Remain Private Scenario. Under the hybrid/PWERM method, we used the OPM in the Remain Private scenario and the if-converted method under the SPAC scenario. The if-converted method presumes that all shares of our redeemable convertible preferred stock convert into our Common Stock based upon their conversion terms and differences in the rights and preferences of the share of our redeemable convertible preferred stock are ignored. The liquidation method presumes payment of proceeds in accordance with the liquidation terms of each class of stock, which was taken into consideration in the OPM under the Remain Private scenario.

After the allocation to the various classes of equity securities, a discount for lack of marketability (“DLOM”) was applied to arrive at a fair value of common stock under each scenario. A DLOM was meant to account for the lack of marketability of a stock that was not publicly traded. In making the final determination of common stock value, consideration was also given to recent secondary transactions that took place involving the common stock (if applicable).

Application of these approaches and methodologies involves the use of estimates, judgments and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable public companies and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock. Following the Business Combination, it will not be necessary to determine the fair value of New Kin Common Stock as the shares will be traded in a public market.

Redeemable Convertible Preferred Stock Warrant Liability

Warrants to purchase shares of convertible preferred stock are classified as a liability as the underlying convertible preferred stock is solely redeemable in the event of a liquidation, dissolution or winding up of the Corporation (a “deemed liquidation event”). The warrants are recorded at fair value upon issuance and are subject to remeasurement to fair value at each balance sheet date. Changes in the fair value of our convertible preferred stock warrant liability are recognized in our consolidated statements of operations and comprehensive loss. We will continue to adjust the liability for changes in fair value until the exercise or expiration of the warrants, conversion of our redeemable convertible preferred stock into our common stock or until the redeemable convertible preferred stock is otherwise no longer redeemable. At that time, the convertible preferred stock warrant liability will be reclassified to convertible preferred stock or additional paid-in capital, as applicable.

For additional information refer to Note 14, Convertible Preferred Stock, in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus.

Recent Accounting Pronouncements

See Note 1 to Kin’s “Notes to Consolidated Financial Statements” included elsewhere in this proxy statement/ prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this proxy statement/consent solicitation statement/prospectus.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates. We are primarily exposed to market risk through our fixed maturities investments. We invest our excess cash primarily in money market accounts, corporate and foreign securities, residential and commercial mortgage-backed securities, and other governmental related securities. Our current investment strategy seeks first to preserve principal, second to provide liquidity for our operating and capital needs and third to maximize yield without putting principal at risk. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to the fluctuation of prevailing interest rates that may reduce the yield on our investments or their fair value. We assess market risk utilizing a sensitivity analysis that measures the potential change in fair values, interest income and cash flows. As our investment portfolio is primarily short-term in nature, management does not expect our results of operations or cash flows to be materially affected to any degree by a sudden change in market interest rates. In the unlikely event that we would need to sell our investments prior to their maturity, any unrealized gains and losses arising from the difference between the amortized cost and the fair value of the investments at that time would be recognized in the condensed consolidated statements of operations.

Emerging Growth Company Status

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.

The Company is an “emerging growth company” as defined in Section 2(a) of the Securities Act, and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. Following the consummation of the Business Combination, Kin will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of Kin common stock that is held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter, (ii) the last day of the fiscal year in which Kin has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which Kin has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) December 31, 2026, and Kin expects to continue to take advantage of the benefits of the extended transition period, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare Kin’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

DESCRIPTION OF PUBCO SECURITIES

The following description summarizes the most important terms of Pubco’s capital stock, as expected to be in effect upon the consummation of the Business Combination. Assuming the adoption of the Second Amended and Restated Certificate of Incorporation of Omnichannel (the “Proposed Charter”) by Omnichannel stockholders at the Special Meeting and the Amended and Restated Bylaws of Pubco (“Pubco Bylaws”) in connection with the closing of the Business Combination, this description summarizes the provisions that will be included in such documents. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Pubco Securities,” you should refer to the Proposed Charter, the Pubco Bylaws, and the Registration Rights Agreement, which are included as Annex     , Annex      and      Exhibit     , respectively, to this proxy statement/prospectus, and to the applicable provisions of Delaware law.

Authorized and Outstanding Stock

Upon the consummation of the Business Combination, Pubco’s authorized capital stock will consist of:

•                 shares of common stock, $0.0001 par value per share;

•                 shares of preferred stock, $0.0001 par value per share (“Pubco preferred stock”).

Pursuant to the terms of the Amended and Restated Certificate of Incorporation of Omnichannel, immediately prior to the consummation of the Business Combination, issued and outstanding shares of Omnichannel Class B common stock will automatically convert into an equal number of shares of Pubco common stock without any action on the part of any person, including the Pubco, and concurrently with such conversion, the number of authorized shares of Omnichannel Class B common stock will be reduced to zero. It is intended that the conversion of the outstanding shares of Omnichannel Class B common stock into shares of Pubco common stock will be treated as a reorganization within the meaning of Section 368(a)(1)(E) of the U.S. Tax Code.

As of the record date for the Special Meeting, there were          shares of Pubco common stock outstanding, held of record by approximately          holders of Pubco common stock, no shares of Pubco preferred stock outstanding and          warrants outstanding held of record by approximately          holders of Pubco Warrants. The number of stockholders of record does not include DTC participants or beneficial owners holding shares through nominee names. Following consummation of the Business Combination, the Pubco will be authorized, without stockholder approval except as required by the listing standards of the NYSE, to issue additional shares of its capital stock.

Voting Rights

Except as otherwise required by law or the Proposed Charter, holders of shares of Pubco common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Except as otherwise required by law, holders of Pubco common stock are not entitled to vote on any amendment to the Proposed Charter that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of preferred stock if the holders of such preferred stock are entitled to vote pursuant to the Proposed Charter or pursuant to the DGCL.

Election of Directors

The Proposed Charter will establish a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. The Proposed Charter will not provide for cumulative voting for the election of directors.

Dividend Rights

Subject to applicable law and the rights and preferences of any holders of any outstanding series of Pubco preferred stock, the holders of Pubco common stock, will be entitled to the payment of dividends on Pubco common stock when, as and if declared by the Pubco Board in accordance with applicable law.

No Preemptive or Similar Rights

Holders of Pubco common stock will not be entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions.

Liquidation, Dissolution and Winding Up

Subject to the rights and preferences of any holders of any shares of any outstanding series of preferred stock, in the event of any liquidation, dissolution or winding-up of Pubco, the holders of Pubco common stock will be entitled to receive all the remaining funds and assets of Pubco available for distribution to its stockholders, ratably in proportion to the number of shares of the common stock of Pubco held by them.

Preferred Stock

The Pubco Board will be authorized, subject to limitations prescribed by law, to issue Pubco preferred stock in one or more series and to establish from time to time. The Pubco Board will be authorized to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Pubco Board is able, without stockholder approval, to issue Pubco preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Pubco common stock and could have anti-takeover effects. The ability of the Pubco Board to issue Preferred Stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of Pubco or the removal of existing management. There are no current plans to issue any shares of Preferred Stock.

Warrants

Public Warrants

Each whole Public warrant entitles the registered holder to purchase one share of Pubco common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the Public Offering and 30 days after the completion of our initial business combination, provided in each case that we have an effective registration statement under the Securities Act covering the shares of Pubco common stock issuable upon exercise of the Public warrants and a current prospectus relating to them is available (or we permit holders to exercise their Public warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a Public warrant holder may exercise its Public warrants only for a whole number of shares of Pubco common stock. This means only a whole Public warrant may be exercised at a given time by a Public warrant holder. No fractional Public warrants will be issued upon separation of the units and only whole Public warrants will trade. Accordingly, unless you purchase at least two units, you will not be able to receive or trade a whole Public warrant. The Public warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any Pubco common stock pursuant to the exercise of a Public warrant and will have no obligation to settle such Public warrant exercise unless a registration statement under the Securities Act with respect to the Pubco common stock underlying the Public warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No Public warrant will be exercisable and we will not be obligated to issue a share of Pubco common stock upon exercise of a Public warrant unless the share of Pubco common stock issuable upon such Public warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Public warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public warrant, the holder of such Public warrant will not be entitled to exercise such Public warrant and such Public warrant may have no value and expire worthless. In no event will we be required to net cash settle any Public warrant. In the event that a registration statement is not effective for the exercised Public warrants, the purchaser of a unit containing such Public warrant will have paid the full purchase price for the unit solely for the share of Pubco common stock underlying such unit.

We have agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Pubco common stock issuable upon exercise of the Public warrants. We will use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the shares of Pubco common stock issuable upon exercise of the Public warrants is not effective by the sixtieth (60th) business day after the closing of our initial business combination, Public warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise Public warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if our Pubco common stock are at the time of any exercise of a Public warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public warrants who exercise their Public warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the Public warrants for that number of shares of Pubco common stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of Pubco common stock underlying the Public warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the Public warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the Pubco common stock for the ten trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of Public warrants when the price per share of Pubco common stock equals or exceeds $18.00.

Once the Public warrants become exercisable, we may redeem the outstanding Public warrants:

•        in whole and not in part;

•        at a price of $0.01 per Public warrant;

•        upon a minimum of 30 days’ prior written notice of redemption to each Public warrant holder; and

•        if, and only if, the closing price of the common stock equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Public warrant as described under “— Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the Public warrant holders.

We will not redeem the Public warrants as described above unless a registration statement under the Securities Act covering the issuance of the Pubco common stock issuable upon exercise of the Public warrants is then effective and a current prospectus relating to those shares of Pubco common stock is available throughout the 30-day redemption period. If and when the Public warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Public warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Public warrants, each Public warrant holder will be entitled to exercise his, her or its Public warrant prior to the scheduled redemption date. However, the price of the Pubco common stock may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Public warrant as described under “— Anti-dilution Adjustments”) as well as the $11.50 (for whole shares) Public warrant exercise price after the redemption notice is issued.

Redemption of Public warrants when the price per share of Pubco common stock equals or exceeds $10.00.

Once the Public warrants become exercisable, we may redeem the outstanding Public warrants:

•        in whole and not in part;

•        at $0.10 per Public warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Public warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” (as defined below) of our Pubco common stock except as otherwise described below;

•        if, and only if, the closing price of our Pubco common stock equals or exceeds $10.00 per public share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Public warrant as described under “— Anti-Dilution Adjustments”) for any 20 trading days within the 30-trading day period ending three trading days before we send the notice of redemption to the Public warrant holders; and

•        if the closing price of our Pubco common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the Public warrant holders is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Public warrant as described under “— Anti Dilution Adjustments”), the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding Public warrants, as described above.

The numbers in the table below represent the number of shares of our Pubco common stock that a Public warrant holder will receive upon exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our Pubco common stock on the corresponding redemption date (assuming holders elect to exercise their Public warrants and such Public warrants are not redeemed for $0.10 per Public warrant), determined based on volume-weighted average price of our Pubco common stock as reported during the ten trading days immediately following the date on which the notice of redemption is sent to the holders of Public warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Public warrants, each as set forth in the table below. We will provide our Public warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

Pursuant to the warrant agreement, references above to Pubco common stock shall include a security other than Pubco common stock into which the Pubco common stock has been converted or exchanged for in the event we are not the surviving company in our initial business combination. The numbers in the table below will not be adjusted when determining the number of shares of Pubco common stock to be issued upon exercise of the Public warrants if we are not the surviving entity following our initial business combination.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a Public warrant or the exercise price of a Public warrant is adjusted as set forth under “— Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a Public warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Public warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Public warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Public warrant. If the exercise price of a Public warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under “— Anti-dilution Adjustments” and the denominator of which is $10.00, and (b) in the case of an adjustment pursuant to the second paragraph under “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a Public warrant pursuant to such exercise price adjustment.

Redemption Date (period to expiration of Public warrants)	Redemption Fair Market Value of Pubco common stock
	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
60 months	0.261	0.280	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Pubco common stock to be issued for each Public warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume-weighted average price of our Pubco common stock during the ten trading days immediately following the date on which the notice of redemption is sent to the holders of the Public warrants is $11.00 per share, and at such time there are 57 months until the expiration of the Public warrants, holders may choose to, in connection with this redemption feature, exercise their Public warrants for 0.277 Pubco common stock for each whole Public warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume-weighted average price of our Pubco common stock during the ten trading days immediately following the date on which the notice of redemption is sent to the holders of the Public warrants is $13.50 per share, and at such time there are 38 months until the expiration of the Public warrants, holders may choose to, in connection with this redemption feature, exercise their Public warrants for 0.298 Pubco common stock for each whole Public warrant. In no event will the Public warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of Pubco common stock per Public warrant (subject to adjustment). Finally, as reflected in the table above, if the Public warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of Pubco common stock.

This redemption feature differs from the typical Public warrant redemption features used in other blank check offerings, which typically only provide for a redemption of Public warrants for cash (other than the private placement warrants) when the trading price for the Pubco common stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding Public warrants to be redeemed when the Pubco common stock is trading at or above $10.00 per share, which may be at a time when the trading price of our Pubco common stock is below the exercise price of the Public warrants. We have established this redemption feature to provide us with the flexibility to redeem the Public warrants without the Public warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of Public warrants when the price per share of Pubco common stock equals or exceeds $18.00.” Holders choosing to exercise their Public warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their Public warrants based on an option pricing model with a fixed volatility input as of the date of November 19, 2020. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding Public warrants, and therefore have certainty as to our capital structure as the Public warrants would no longer be outstanding and would have been exercised or redeemed and we will be required to pay the redemption price to Public warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the Public warrants if we determine it is in our best interest to do so. As such, we would redeem the Public warrants in this manner when we believe it is in our best interest to update our capital structure to remove the Public warrants and pay the redemption price to the Public warrant holders.

As stated above, we can redeem the Public warrants when the Pubco common stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing Public warrant holders with the opportunity to exercise their Public warrants on a cashless basis for the applicable number of shares. If we choose to redeem the Public warrants when the Pubco common stock are trading at a price below the exercise price of the Public warrants, this could result in the Public warrant holders receiving fewer Pubco common stock than they would have received if they had chosen to wait to exercise their Public warrants for Pubco common stock if and when such Pubco common stock were trading at a price higher than the exercise price of $11.50.

No fractional shares of Pubco common stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of Pubco common stock to be issued to the holder. If, at the time of redemption, the Public warrants are exercisable for a security other than the shares of Pubco common stock pursuant to the warrant agreement (for instance, if we are not the surviving company in our initial business combination), the Public warrants may be exercised for such security. At such time as the Public warrants become exercisable for a security other than the Pubco common stock, the Company (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon exercise of the Public warrants.

Redemption procedures

A holder of a Public warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Public warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the Pubco common stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding shares of Pubco common stock is increased by a share capitalization or share dividend payable in Pubco common stock, or by a split-up of common stock or other similar event, then, on the effective date of such share capitalization or share dividend, split-up or similar event, the number of shares of Pubco common stock issuable on exercise of each Public warrant will be increased in proportion to such increase in the outstanding common stock. A rights offering made to all or substantially all holders of common stock entitling holders to purchase Pubco common stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of shares of Pubco common stock equal to the product of (i) the number of shares of Pubco common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Pubco common stock) and (ii) one minus the quotient of (x) the price per share of Pubco common stock paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for shares of Pubco common stock, in determining the price payable for Pubco common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume-weighted average price of shares of Pubco common stock as reported during the ten trading day period ending on the trading day prior to the first date on which the Pubco common stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Public warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the Pubco common stock on account of such Pubco common stock (or other securities into which the Public warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Pubco common stock during the 365-day period ending on the date of declaration of such dividend or distribution, does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of Pubco common stock issuable on exercise of each Public warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, (c) to satisfy the redemption rights of the holders of Pubco common stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of Pubco common stock in connection with a stockholder vote to amend our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to provide holders of our Pubco common stock the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 18 months from the closing of the Public Offering or (B) with respect to any other provision relating to the rights of holders of our Pubco common stock, or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the Public warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Pubco common stock in respect of such event.

If the number of outstanding shares of Pubco common stock is decreased by a consolidation, combination, reverse share split or reclassification of Pubco common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of Pubco common stock issuable on exercise of each Public warrant will be decreased in proportion to such decrease in outstanding share of Pubco common stock.

Whenever the number of shares of Pubco common stock purchasable upon the exercise of the Public warrants is adjusted, as described above, the Public warrant exercise price will be adjusted by multiplying the Public warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Pubco common stock purchasable upon the exercise of the Public warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Pubco common stock so purchasable immediately thereafter.

In addition, if (x) we issue additional shares of Pubco common stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our sponsor or its affiliates, without taking into account any founder shares held by our sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of our Pubco common stock during the 20 trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above under “— Redemption of Public warrants when the price per share of Pubco common stock equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “— Redemption of Public warrants when the price per share of Pubco common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the outstanding Pubco common stock (other than those described above or that solely affects the par value of such Pubco common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding Pubco common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public warrants and in lieu of the Pubco common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of Pubco common stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public warrants would have received if such holder had exercised their Public warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Pubco common stock in such a transaction is payable in the form of Pubco common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Public warrant properly exercises the Public warrant within thirty days following public disclosure of such transaction, the Public warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the Public warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Public warrants when an extraordinary transaction occurs during the exercise period of the Public warrants pursuant to which the holders of the Public warrants otherwise do not receive the full potential value of the Public warrants.

The Public warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the Public warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, and that all other modifications or amendments will require the vote or written consent of the holders of at least 50% of the then outstanding Public warrants, and, solely with respect to any amendment to the terms of the private placement warrants, a majority of the then outstanding private placement warrants. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part, for a complete description of the terms and conditions applicable to the Public warrants.

The Public warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Public warrants being exercised. The Public warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their Public warrants and receive Pubco common stock. After the issuance of Pubco common stock upon exercise of the Public warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Public warrants. If, upon exercise of the Public warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of Pubco common stock to be issued to the Public warrant holder.

Private Placement Warrants

Except for limited exceptions as described herein, the private placement warrants (including the Pubco common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination and they will not be redeemable by us so long as they are held by the initial stockholders or their permitted transferees. The initial purchasers, or their permitted transferees, have the option to exercise the private placement warrants on a cashless basis. Except as described in this section, the private placement warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in the Public Offering. If the private placement warrants are held by holders other than the initial purchasers or their permitted transferees, the private placement warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the units being sold in the Public Offering.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of Pubco common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Pubco common stock underlying the warrants, multiplied by the excess of the “fair market value” (as defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the Pubco common stock for the ten trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by the initial purchasers or their permitted transferees is because it is not known at this time whether they will be affiliated with us following a business combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could exercise their warrants and sell the shares of Pubco common stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Up to $1,500,000 of such loans may be convertible into warrants of the post business combination entity at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants.

Our initial stockholders have agreed not to transfer, assign or sell any of the private placement warrants (including the Pubco common stock issuable upon exercise of any of these warrants) until the date that is 30 days after the date we complete our initial business combination, except that, among other limited exceptions as described herein, transfers can be made to our officers and directors and other persons or entities affiliated with the sponsor.

Anti-Takeover Provisions

Some provisions of Delaware law, the Second Amended and Restated Certificate of Incorporation, and the Amended and Restated Bylaws contain or will contain provisions that could make the following transactions more difficult: an acquisition of Pubcoby means of a tender offer; an acquisition of Pubco by means of a proxy contest or otherwise; or the removal of incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in Pubco’s best interests, including transactions that provide for payment of a premium over the market price for Pubco’s shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Post- Combination Company to first negotiate with Pubco Board. We believe that the benefits of the increased protection of the Post-Combination Company’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Post- Combination Company outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

The Post-Combination Company will be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•        prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•        the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•        at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions the Post-Combination Company board does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provisions

The Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of the Post- Combination Company’s management team, including the following:

•        Board of Directors Vacancies.    The Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws will authorize only the Post-Combination Company board to fill vacant directorships, including newly created seats. In addition, the number of directors constituting the Post-Combination Company board is permitted to be set only by a resolution adopted by a majority vote of the Post-Combination Company board. These provisions prevent a stockholder from increasing the size of the board of directors of the Post-Combination Company and then gaining control of the Post-Combination Company board by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of the Post-Combination Company board but promotes continuity of management.

•        Classified Board.    The Second Amended and Restated Certificate of Incorporation will provide that the Post-Combination Company board is divided into three classes of directors. For more information on the classified board, see the section entitled “Management of the Post-Combination Company.” The existence of a classified board of directors could discourage a third-party from making a tender offer or otherwise attempting to obtain control of the Post-Combination Company as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

•        Directors Removed Only for Cause.    The Second Amended and Restated Certificate of Incorporation will provide that stockholders may remove directors only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

•        Supermajority Requirements for Amendments of The Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.    The Second Amended and Restated Certificate of Incorporation will further provide that the affirmative vote of holders of at least two thirds of the voting power of the outstanding shares of capital stock will be required to amend certain provisions of the Second Amended and Restated Certificate of Incorporation, including provisions relating to the classified board, the size of the board, removal of directors, special meetings, actions by written consent, and designation of Preferred Stock. The affirmative vote of holders of at least a majority of the voting power of all outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class, will be required for the stockholders to adopt, amend, alter or repeal the Amended and Restated Bylaws, although the Amended and Restated Bylaws may be amended by a majority vote of the Post-Combination Company board.

•        Stockholder Action; Special Meeting of Stockholders.    The Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws will provide that subject to the rights of the holders of any outstanding series of Preferred Stock and the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the chairman of the Post-Combination Company board, the chief executive officer or the Post-Combination Company board pursuant to a resolution adopted by a majority of the Post-Combination Company board, and may not be called by any other person, thus prohibiting a stockholder from calling a special meeting. The Second Amended and Restated Certificate of Incorporation will provide that the stockholders may not take action by written consent, but may only take action at a duly called annual or special meetings of stockholders. As a result, holders of capital stock would not be able to amend the Amended and Restated Bylaws or remove directors without holding a meeting of stockholders called in accordance with the Amended and Restated Bylaws. These provisions might delay the ability of stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

•        Notice Requirements for Stockholder Proposals and Director Nominations.    The Amended and Restated Bylaws will provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders or to nominate candidates for election as directors at the annual meeting of stockholders. The Amended and Restated Bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Post-Combination Company.

•        No Cumulative Voting.    The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Second Amended and Restated Certificate of Incorporation will not provide for cumulative voting.

•        Issuance of Undesignated Preferred Stock.    The Post-Combination Company board will have the authority, without further action by the stockholders, to issue up to 30,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the Post-Combination Company board. The existence of authorized but unissued shares of Preferred Stock will enable the Post-Combination Company board to render more difficult or to discourage an attempt to obtain control of the Post- Combination Company by means of a merger, tender offer, proxy contest, or other means.

•        Choice of Forum.    The Amended and Restated Bylaws will provide that unless the Post-Combination Company consents in writing to the selection of an alternative forum, the Court of Chancery will be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring: (1) any derivative action or proceeding brought on behalf of the Post-Combination Company; (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Post-Combination Company or the Post-Combination Company’s stockholders; (3) any action asserting a claim against the Post-Combination Company, its directors, officers or employees arising pursuant to any provision of the DGCL, the Second Amended and Restated Certificate of Incorporation or the Amended and Restated Bylaws; or (4) any action asserting a claim against the Post-Combination Company, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (1) through (4) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Unless the Post-Combination Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the federal securities laws of the United States against the Post-Combination Company, its officers, directors, employees and/or underwriters.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of the Amended and Restated Bylaws. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Class A Stock or warrants of Pubco for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of Pubco’s affiliates at the time of, or at any time during the three months preceding, a sale and (ii) Pubco is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as Pubco was required to file reports) preceding the sale.

Persons who have beneficially owned restricted Pubco common stock or warrants for at least six months but who are affiliates of Pubco at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of shares of the Pubco common stock then outstanding; or

•        the average weekly reported trading volume of Pubco common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of Pubco under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about Pubco.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10-type information with the SEC reflecting its status as an entity that is not a shell company.

As of the date of this proxy statement/prospectus, Omnichannel had 20,650,000 shares of Class A Stock outstanding. All of the 5,162,500 Founder Shares are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering. If the Business Combination is approved, the Pubco common stock that non-consenting Kin stockholders receive in connection with the Business Combination will be freely tradable without restriction or further registration under the Securities Act, except for certain shares of Pubco common stock, including any shares issued to affiliates of Pubco within the meaning of Rule 144. The Pubco common stock that Consenting Matterport Stockholders receive in connection with the Business Combination will be issued pursuant to a private placement and not registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder, and are thus not freely tradable.

Following the consummation of the Business Combination, we anticipate that Pubco will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above-noted restricted securities.

Registration Rights

At the closing of the Business Combination, the Company will enter into the Amended and Restated Registration Rights Agreement, substantially in the form attached as Annex      to this proxy statement/prospectus, with the Registration Rights Holders. Pursuant to the terms of the Amended and Restated Registration Rights Agreement, (a) any (i) outstanding share of Class A Stock or any Private Placement Warrants, (ii) shares of Class A Stock issued or issuable upon the exercise of any other equity security of the Company (including shares of Class A Stock issued or issuable upon the conversion of the Class F Stock and upon exercise of the Private Placement Warrants), and (iii) shares of Class A Stock issued as Earn Out Shares or issuable upon the conversion of any Earn Out Shares, in each case, held by the Matterport Holders, and (b) any other equity security of the Company issued or issuable with respect to any such share of Class A Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise, will be entitled to registration rights.

The Registration Rights Agreement provides that the Post-Combination Company will, as soon as reasonably practicable, but in any event within 30 days after the consummation of the transactions contemplated by the Merger Agreement, file with the SEC a shelf registration statement registering the resale of the Registration Rights Holders shares and will use its commercially reasonable best efforts to cause such registration statement to be declared effective as soon as practicable after the filing thereof, but in no event later than 60 days following the filing deadline. The Registration Rights Holders are each entitled to make up to nine demands for registration, excluding short form demands, that the Post-Combination Company register the shares held by these parties. In addition, the Registration Rights Holders have certain “piggy-back” registration rights. The Company will bear the expenses incurred in connection with the filing of any registration statements filed pursuant to the terms of the Registration Rights Agreement.

For a detailed description of the Registration Rights Agreement, see the section titled “Ancillary Agreements Related to the Business Combination” beginning on page 137 of this proxy statement/prospectus.

Limitation of Liability and Indemnification

The Amended and Restated Bylaws and the Proposed Charter will provide that the Post-Combination Company will indemnify its directors and officers, and may indemnify its employees and other agents, to the fullest extent permitted by Delaware law.

Delaware law prohibits the Proposed Charter from limiting the liability of the Post-Combination Company’s directors for the following:

•        any breach of the director’s duty of loyalty to Pubco or to its stockholders;

•        acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•        unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•        any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of Pubco’s directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Under the Pubco Bylaws, Pubco can purchase insurance, at its expense, to protect itself and/or any director, officer, employee or agent against any expense, liability or loss, whether or not Pubco would have the power to indemnify such person against expense, liability or loss under Delaware law. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions that will be in the Pubco Charter and Pubco Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit Pubco and its stockholders. Moreover, a stockholder’s investment may be harmed to the extent Pubco pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Exchange Listing

We intend to apply for the listing the Pubco common stock on the NYSE under the symbols “KI” and “KIW,” respectively, upon the consummation of the Business Combination.

Transfer Agent and Registrar

The transfer agent and registrar for the Pubco common stock will be Continental Stock Transfer & Trust Company.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Pubco common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of Pubco at the time of, or at any time during the three months preceding, a sale and (ii) Pubco is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as Pubco was required to file reports) preceding the sale.

Persons who have beneficially owned restricted Pubco common stock shares for at least six months but who are affiliates of Pubco at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of Pubco common stock then outstanding; or

•        the average weekly reported trading volume of the Pubco common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of Pubco under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about Pubco.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

We anticipate that following the consummation of the Business Combination, Pubco will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

COMPARISON OF STOCKHOLDER RIGHTS

General

Omnichannel is incorporated under the laws of the State of Delaware and the rights of Omnichannel stockholders are governed by the laws of the State of Delaware, including the DGCL, the Current Charter and the current bylaws of Omnichannel (the “Omnichannel Bylaws”). Kin is incorporated under the laws of the State of Delaware and the rights of Kin stockholders are governed by the laws of the State of Delaware, including the DGCL, the fourth amended and restated certificate of incorporation of Kin (as amended, the “Kin Charter”) and Kin’s amended and restated bylaws (as amended, the “Kin Bylaws”). As a result of the Business Combination, Omnichannel stockholders who continue to hold Omnichannel Shares and Kin stockholders who receive shares of Pubco common stock will each become Pubco stockholders. Pubco is incorporated under the laws of the State of Delaware and the rights of Pubco stockholders will be governed by the laws of the State of Delaware, including the DGCL, and, assuming the adoption of the Charter Proposal, the Proposed Charter and Pubco’s amended and restated bylaws (the “Pubco Bylaws”). Thus, following the Business Combination, the rights of Omnichannel stockholders and Kin stockholders who become Pubco stockholders will continue to be governed by Delaware law but will no longer be governed by the Current Charter or the Omnichannel Bylaws (with respect to Omnichannel stockholders) or the Kin Charter or the Kin Bylaws (with respect to Kin stockholders) and instead will be governed by the Proposed Charter and the Pubco Bylaws.

Comparison of Stockholder Rights

Set forth below is a summary comparison of material differences between the rights of Omnichannel stockholders under the Current Charter and the Omnichannel Bylaws (left column), the rights of Kin stockholders under the Kin Charter and the Kin Bylaws (middle column) and the rights of Pubco stockholders under forms of the Proposed Charter and the Pubco Bylaws (right column), which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively. The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents and is qualified in its entirety by reference to the full text of those documents, as well as the relevant provisions of the DGCL.

	Omnichannel	Kin	Pubco
Authorized Capital

The authorized capital stock of Omnichannel is 400,000,000 shares of Omnichannel Common Stock, par value $0.0001 per share, of which 380,000,000 shares are designated as Omnichannel Class A Common Stock and 20,000,000 shares are designated as Omnichannel Class B Common Stock, and 1,000,000 shares of preferred stock, par value $0.0001 per share. Pursuant to the SPAC Charter, prior to the Closing, the shares of Omnichannel Class B Common Stock will automatically convert into shares of Omnichannel Class A Common Stock on a one-for-one basis.

The total number of shares of all classes of stock that Kin shall have authority to issue is (i) 14,242,621 shares of common stock, $0.00001 par value per share, and (ii) 9,370,627 shares of preferred stock, $0.00001 par value per share. As of July 15, 2021, there were 2,160,123 shares of Kin common stock outstanding and 8,348,842 shares of preferred stock outstanding.

The total number of shares of capital stock that Pubco is authorized to issue is          shares. The total number of shares of Pubco common stock that Pubco is authorized to issue is         , having a par value of $0.0001 per share, and the total number of shares of Pubco preferred stock that Pubco is authorized to issue is         , having a par value of $0.0001 per share.

Omnichannel	Kin	Pubco

1,111,127 shares of the authorized and issued preferred stock designated “Series Seed-1 Preferred Stock”; 151,086 shares of the authorized and issued preferred stock are designated “Series Seed-2 Preferred Stock”; 16,043 shares of the authorized and issued preferred stock are designated “Series Seed-3 Preferred Stock”; 207,555 shares of the authorized and issued preferred stock are designated “Series Seed-4 Preferred Stock”; 113,101 shares of the authorized and issued preferred stock are designated “Series Seed-5 Preferred Stock”; 18,047 shares of the authorized and issued preferred stock are designated “Series Seed-6 Preferred Stock” (collectively, the “Series Seed Preferred Stock”); 1,954,831 shares of the authorized and issued preferred stock are designated “Series A Preferred Stock”; 1,733,138 shares of the authorized preferred stock designated “Series B-1 Preferred Stock”; 1,525,203 shares of the authorized preferred stock designated “Series B-2 Preferred Stock”; 351,181 shares of the authorized and issued preferred stock are designated “Series B-3 Preferred Stock” (and together with the Series B-1 Preferred Stock and Series B-2 Preferred Stock, the “Series B Preferred Stock”); 1,855,315 shares of the authorized and unissued preferred stock of Kin are designated “Series C-1 Preferred Stock”; and 334,000 shares of the authorized and unissued preferred stock are designated “Series C-2 Preferred Stock” (and together with the Series C-1 Preferred Stock, the “Series C Preferred Stock”).

Upon the consummation of the Business Combination, we expect there will be approximately          shares of Pubco common stock (assuming no redemption) outstanding. Immediately following the consummation of the Business Combination, Pubco is not expected to have any shares of Pubco preferred stock outstanding.

	Omnichannel	Kin	Pubco
Rights of Preferred Stock

Omnichannel Charter provides the Board express authority to issue one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation.

Series C Preferred Stock are entitled to dividends at the per share rate per annum of five percent (5%) of the Original Issue Price (as defined in the Kin Charter) of the Series C Preferred Stock, plus the amount of previously accrued dividends under this sentence, compounded quarterly, shall accrue on each share of Series C Preferred Stock then outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series C Preferred Stock), until the earlier of (a) the eighteen (18) month anniversary of the Series C Original Issue Date (as defined in the Kin Charter), and (b) in the event of a SPAC Transaction (as defined in the Kin Charter), the date of the meeting of stockholders of the SPAC approving the SPAC Transaction. The holders of shares of Series Seed Preferred Stock, Series A Preferred Stock and Series B Preferred Stock (collectively, the “Junior Preferred Stock”) are entitled to receive dividends out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Kin common stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Kin common stock) on Kin common stock, at the Junior Dividend Rate (as defined in the Kin Charter), payable when, as and if declared by the board of directors of Kin.

The Proposed Charter grants authority to the Pubco Board from time to time to issue Pubco preferred stock in one or more series by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL, to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent permitted or hereafter permitted by the DGCL.

The number of authorized shares of Pubco preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of Pubco entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Omnichannel	Kin	Pubco

Such dividends shall not be cumulative, and no right to receive dividends shall accrue to holders of any shares of Junior Preferred Stock by reason of the fact that dividends on such shares are not declared or paid in any year. Holders of Series C Preferred Stock are entitled to distribution of assets before holders of common stock at an amount per share equal to equal to the greater of (i) the sum of (A) the Original Issue Price of the Series C Preferred Stock (as defined in the Kin Charter), plus (B) all Accruing Dividends (as defined in the Kin Charter) thereon, together with any dividends other than the Accruing Dividends, or (ii) such amount per share as would have been payable had all shares of such series of preferred stock been converted into Kin common stock. Holders of Junior Preferred Stock are entitled to distribution of assets before holders of common stock at an amount per share equal to the greater of (i) the sum of (A) the applicable Original Issue Price, plus (B) any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Junior Preferred Stock been converted into Kin common stock.

	Omnichannel	Kin	Pubco
Voting Rights

Except as otherwise provided in the Current Charter or as otherwise required by law, the holders of Omnichannel common stock shall exclusively possess all voting power with respect to Omnichannel and shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the Omnichannel common stock are entitled to vote. Except as otherwise required by law or the Current Charter, at any annual or special meeting of Omnichannel stockholders, holders of the Class A Common Stock and holders of the Class B Common Stock, voting together as a single class, shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding any other provision in the Current Charter, prior to the closing of the initial Business Combination, the holders of Class B Common Stock, voting together as a single class, shall have the exclusive right to elect and remove any director, and the holders of Class A Common Stock shall have no right to vote on the election or removal of any director. The provisions described in the foregoing sentence may only be amended by approval of a majority of at least ninety percent (90%) of Omnichannel’s Class B common stock voting in an annual meeting. Notwithstanding the foregoing, except as otherwise required by law or the Current Charter, holders of shares of any series of common stock shall not be entitled to vote on any amendment to the Current Charter that relates solely to the terms of one or more

The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized shares of common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of Kin representing a majority of the votes represented by all outstanding shares of capital stock of the Kin entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Each holder of outstanding shares of preferred stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Kin Charter, holders of preferred stock shall vote together with the holders of common stock as a single class and on an as converted to common stock basis.

Except as otherwise provided in the Proposed Charter or express required by law, each holder of Pubco common stock shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Pubco common stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Pubco common stock shall not be entitled to vote on any amendment to the Proposed Charter that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Pubco preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Proposed Charter or pursuant to the DGCL.

	Omnichannel	Kin	Pubco

outstanding series of preferred stock or other series of common stock if the holders of such affected series of preferred stock or common stock, as applicable, are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Current Charter or the DGCL.

Cumulative Voting

Delaware law provides that a corporation may grant stockholders cumulative voting rights for the election of directors in its certificate of incorporation. However, the Current Charter does not authorize cumulative voting.

Delaware law provides that a corporation may grant stockholders cumulative voting rights for the election of directors in its certificate of incorporation. However, the Kin Charter does not authorize cumulative voting.

Delaware law provides that a corporation may grant stockholders cumulative voting rights for the election of directors in its certificate of incorporation. However, the Proposed Charter does not authorize cumulative voting.

Number of Directors

The Current Charter provides that the number of directors which shall constitute the whole Omnichannel Board shall be fixed exclusively by one or more resolutions adopted from time to time by the Omnichannel Board. Subject to the special rights of holders of one or more outstanding series of Omnichannel preferred stock to elect directors, the Current Charter divides the Omnichannel Board into three classes of directors, with each class being elected to a staggered three-year term. Each director of Omnichannel shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal.

The Kin Bylaws provide that the number of directors constituting the entire board of directors shall be no less than one (1), established from time to time by resolution of the board of directors.

The Proposed Charter provides that the number of directors which shall constitute the whole Pubco Board shall be fixed exclusively by one or more resolutions adopted from time to time by the Pubco Board. Subject to that certain Director Nomination Agreement, dated as of, 2021, by and between Pubco and Omnichannel Sponsor, LLC (as such agreement may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Director Nomination Agreement”) and the special rights of holders of one or more outstanding series of Pubco preferred stock to elect directors, the Proposed Charter divides the Pubco Board into three classes of directors, with each class being elected to a staggered three-year term. Each director of Pubco shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal.

	Omnichannel	Kin	Pubco
Election of Directors

The Current Bylaws provide that, for the election of directors, at a duly called or convened meeting of the stockholders at which a quorum is present, a plurality of the votes cast shall be sufficient to elect a director. Pursuant to the Current Charter, the holders of Omnichannel common stock will have the right to vote for the election of directors.

The Kin Bylaws provide that the directors shall be elected by a majority of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of directors. The directors shall be elected in this manner at the annual meeting of the stockholders.

The Kin Charter provides that the holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of Kin, the holders of record of the shares of Series B Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of Kin, and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of Kin. In addition, upon receipt of the Regulatory Approval (as defined in the Kin Charter) and notice from holders of record of Series C Preferred Stock, the holders of record of the shares of Series C Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of Kin.

The Pubco Bylaws provide that, for the election of directors, at a duly called or convened meeting of the stockholders at which a quorum is present, a plurality of the votes cast shall be sufficient to elect a director. Pursuant to the Proposed Charter, the holders of Pubco common stock will have the right to vote for the election of directors.

Manner of Acting by Board

The Omnichannel Bylaws provide that the vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Omnichannel Board, except as may be otherwise specifically provided by statute, the Current Charter or the Omnichannel Bylaws.

The Kin Bylaws provide that a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of directors present at a meeting at which a quorum is present shall be the act of the board of directors, except as may be otherwise specifically provided by applicable law, the Kin Charter or the Kin Bylaws.

The Pubco Bylaws provide that the vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Pubco Board, except as may be otherwise specifically provided by statute, the Proposed Charter or the Pubco Bylaws.

	Omnichannel	Kin	Pubco
Removal of Directors

The Current Charter provides that, subject to the special rights of the holders of one or more outstanding series of Omnichannel preferred stock to elect directors, the Omnichannel Board or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of Omnichannel entitled to vote at an election of directors, voting as a single class.

The Kin Charter provides that any director elected as by a class or series of stockholders may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

The Proposed Charter provides that, subject to the Director Nomination Agreement and the special rights of the holders of one or more outstanding series of Pubco preferred stock to elect directors, the Pubco Board or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of Pubco entitled to vote at an election of directors.

Vacancies on Board

The Current Charter provides that, subject to the special rights of the holders of one or more series of Omnichannel preferred stock, except as otherwise provide by law, any vacancies on the Omnichannel Board resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Omnichannel preferred stock), and shall not be filled by the stockholders.

The Kin Bylaws provide that any director may resign at any time upon notice given in writing or by electronic transmission to Kin. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein, no acceptance of such resignation shall be necessary to make it effective. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. Each director so chosen shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as provided in the Kin Bylaws.

The Proposed Charter provides that, subject to the Director Nomination Agreement and the special rights of the holders of one or more series of Pubco preferred stock, except as otherwise provide by law, any vacancies on the Pubco Board resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Pubco preferred stock), and shall not be filled by the stockholders.

	Omnichannel	Kin	Pubco
Business Proposals by Stockholders

The Omnichannel Bylaws provide that at an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Omnichannel Board, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Omnichannel Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of Omnichannel both at the time of giving the notice provided for in Section 2.7 of the Omnichannel Bylaws and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with Section 2.7 of the Omnichannel Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. The only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Section 2.3 of the Omnichannel Bylaws, and stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders. Stockholders seeking to nominate persons for election to the Omnichannel Board must comply with

The Kin Bylaws provide that at the annual meeting of stockholders, directors shall be elected and any other proper business may be transacted.

The Pubco Bylaws provide that at an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Pubco Board, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Pubco Board or the Chairman of the Pubco Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of Pubco both at the time of giving the notice provided for in Section 2.4 of the Pubco Bylaws and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with Section 2.4 of the Pubco Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. The only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Section 2.3 of the Pubco Bylaws, and stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders. Stockholders seeking to nominate persons for election to the Pubco Board must comply with

Omnichannel	Kin	Pubco

Section 2.7 of the Omnichannel Bylaws. For business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of Omnichannel and (ii) provide any updates or supplements to such notice at the times and in the forms required by Section 2.7 of the Omnichannel Bylaws. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of Pubco not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if no annual meeting was held in the preceding year, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which Public Announcement (as defined below) of the date of such annual meeting was first made by Omnichannel; provided, further, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or,

Section 2.5 of the Pubco Bylaws. For business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of Pubco and (ii) provide any updates or supplements to such notice at the times and in the forms required by Section 2.4 of the Pubco Bylaws. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of Pubco not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if no annual meeting was held in the preceding year, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which Public Disclosure (as defined below) of the date of such annual meeting was first made by Pubco; provided, further, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or,

	Omnichannel	Kin	Pubco

if later, the tenth (10th) day following the day on which Public Announcement of the date of such annual meeting was first made by Omnichannel (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

For purposes of the Omnichannel Bylaws, “Public Announcement” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by Omnichannel with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

if later, the tenth (10th) day following the day on which Public Disclosure of the date of such annual meeting was first made by Pubco (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

For purposes of the Pubco Bylaws, “Public Disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by Pubco with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

Special Meetings of the Board

The Omnichannel Bylaws provide that special meetings of the Omnichannel Board called for any purpose or purposes may be called at any time by the chairperson of the Omnichannel Board, the Chief Executive Officer of Omnichannel, the President or Secretary of Pubco or a majority of the total number of directors constituting the Omnichannel Board. Notice of the time and place of special meetings shall be: (i) delivered personally by hand, by courier or by telephone; (ii) sent by United States first-class mail, postage prepaid; (iii) sent by facsimile or electronic mail; or (iv) sent by other means of electronic transmission, directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on Omnichannel’s records.

The Kin Bylaws provide that special meetings of the board of directors may be called by or at the request of the Chief Executive Officer, the President or any Vice President on at least 24 hours’ notice to each director, either personally, by telephone, by mail, by telegram, by telex, by facsimile or by electronic transmission, and shall be deemed to have been given when communicated by telephone, when deposited in the United States mail, when delivered to the telegraph company or transmitted by telex, facsimile or electronic transmission, as the case may be.

The Pubco Bylaws provide that special meetings of the Pubco Board called for any purpose or purposes may be called at any time by the chairperson of the Pubco Board, the Chief Executive Officer of Pubco, the President or Secretary of Pubco or a majority of the total number of directors constituting the Pubco Board. Notice of the time and place of special meetings shall be: (i) delivered personally by hand, by courier or by telephone; (ii) sent by United States first-class mail, postage prepaid; (iii) sent by facsimile or electronic mail; or (iv) sent by other means of electronic transmission, directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on Pubco’s records.

	Omnichannel	Kin	Pubco
Notice of Stockholder Meetings

The Omnichannel Bylaws provide that, unless otherwise provided by law, the Current Charter or the Omnichannel Bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with the Omnichannel Bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

The Kin Bylaws provide that written or printed notice stating the place, if any, date, hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and, in the case of special meetings, the purpose or purposes, of such meeting, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. All such notices shall be delivered, either personally or by mail, by or at the direction of the board of directors, the Chairman of the board, the Chief Executive Officer, the President or the Secretary, and if mailed, such notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the stockholder at his, her or its address as the same appears on the records of the Company, except as otherwise provided by statute or the Kin Charter.

The Pubco Bylaws provide that, unless otherwise provided by law, the Proposed Charter or the Pubco Bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 of the Pubco Bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Special Meetings of Stockholders

The Current Charter provides that, subject to the special rights of the holders of one or more series of Omnichannel preferred stock, special meetings of the stockholders of Omnichannel may be called, for any purpose or purposes, at any time only by or at direction of the Omnichannel Board, the Chairperson of the Omnichannel Board, the Chief Executive Officer or the President of Omnichannel, and shall not be called by any other person or persons. The Omnichannel Bylaws provide that no business may be transacted at any special meeting of the stockholders other than the business specified in the notice of such meeting.

The Kin Bylaws provide that special meetings of stockholders may be called for any purpose and may be held at such time and place, within or without the State of Delaware, as shall be stated in a notice of meeting or in a duly executed waiver of notice thereof. Special meetings of stockholders may be called at any time by the board of directors, the Chief Executive Officer or the President of Kin.

The Proposed Charter provides that, subject to the special rights of the holders of one or more series of Pubco preferred stock, special meetings of the stockholders of Pubco may be called, for any purpose or purposes, at any time only by or at direction of the Pubco Board, the Chairperson of the Pubco Board, the Chief Executive Officer or the President of Pubco, and shall not be called by any other person or persons. The Pubco Bylaws provide that no business may be transacted at any special meeting of the stockholders other than the business specified in the notice of such meeting.

	Omnichannel	Kin	Pubco
Manner of Acting by Stockholders

The Omnichannel Bylaws provide that all matters, other than the election of directors, except as otherwise provided by the Current Charter, the Omnichannel Bylaws, the rules or regulations of any stock exchange applicable to Omnichannel, or applicable law or pursuant to any regulation applicable to Omnichannel or its securities, each matter present to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.

The Kin Bylaws provide that unless otherwise provided by statute or the Kin Charter, the holders of a majority of the outstanding shares of capital stock entitled to vote at a meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. When a quorum is present, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the question is one upon which by express provisions of an applicable law or of the Kin Charter a different vote is required, in which case such express provision shall govern and control the decision of such question.

The Pubco Bylaws provide that all matters, other than the election of directors, except as otherwise provided by the Proposed Charter, the Pubco Bylaws, the rules or regulations of any stock exchange applicable to Pubco, or applicable law or pursuant to any regulation applicable to Pubco or its securities, each matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.

Stockholder Action Without Meeting

The Current Charter provides that any action required or permitted to be taken by the stockholders of Omnichannel must be effected at an annual or special meeting of the stockholders of Omnichannel, and shall not be taken by written consent in lieu of a meeting.

The Kin Bylaws provide that unless otherwise provided in the Kin Charter, any action required to be taken at any annual or special meeting of stockholders of Kin, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken and bearing the dates of signature of the stockholders who signed the consent or consents, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and

The Proposed Charter provides that any action required or permitted to be taken by the stockholders of Pubco must be effected at an annual or special meeting of the stockholders of Pubco, and shall not be taken by written consent in lieu of a meeting.

	Omnichannel	Kin	Pubco

voted and shall be delivered to Kin by delivery to its registered office in the State of Delaware, or Kin’s principal place of business, or an officer or agent of the Kin having custody of the book or books in which proceedings of meetings of the stockholders are recorded. No written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the Company as required by this section, written consents signed by the holders of a sufficient number of shares to take such corporate action are so recorded.

Quorum

Board of Directors.    The Omnichannel Bylaws provide that at all meetings of the Omnichannel Board, unless otherwise provided by the Current Charter, a majority of the total number of directors shall constitute a quorum for the transaction of business.

Stockholders.    The Omnichannel Bylaws provide that, unless otherwise provided by law, the Current Charter or the Omnichannel Bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Board of Directors.    The Kin Bylaws provide that a majority of the total number of directors shall constitute a quorum for the transaction of business.

Stockholders.    The Kin Bylaws provide that unless otherwise provided by statute or the Kin Charter, the holders of a majority of the outstanding shares of capital stock entitled to vote at a meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Board of Directors.    The Pubco Bylaws provide that at all meetings of the Pubco Board, unless otherwise provided by the Proposed Charter, a majority of the total number of directors shall constitute a quorum for the transaction of business.

Stockholders.    The Pubco Bylaws provide that, unless otherwise provided by law, the Proposed Charter or the Pubco Bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

	Omnichannel	Kin	Pubco
Anti-Takeover Provisions

The Current Charter and Omnichannel Bylaws provide for a classified Omnichannel Board, as well as other features such as limiting the ability of stockholders to transact business outside of stockholder meetings. Additionally, section 203 of the DGCL generally prohibits any “business combination,” including mergers, sales and leases of assets, issuances of securities and similar transactions, by a corporation or any of its direct or indirect majority owned subsidiaries with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the transaction that will cause the person or entity to become an interested stockholder under Section 203 is approved by the Omnichannel Board; (ii) after the completion of the transaction in which the person or entity becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of Omnichannel outstanding at the time the transaction commenced but not including shares held by persons who are directors and also officers and shares held by specified employee benefit plans; or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the Omnichannel Board and the holders of at least two-thirds of Omnichannel’s outstanding voting stock, excluding shares held by the interested stockholder.

Section 203 of the DGCL generally prohibits any “business combination,” including mergers, sales and leases of assets, issuances of securities and similar transactions, by a corporation or any of its direct or indirect majority-owned subsidiaries with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the transaction that will cause the person or entity to become an interested stockholder under Section 203 is approved by the board of directors of Kin; (ii) after the completion of the transaction in which the person or entity becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of Kin outstanding at the time the transaction commenced but not including shares held by persons who are directors and also officers and shares held by specified employee benefit plans; or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors of Kin and the holders of at least two-thirds of Kin’s outstanding voting stock, excluding shares held by the interested stockholder.

The Proposed Charter and Pubco Bylaws provide for a classified Pubco Board, as well as other features such as limiting the ability of stockholders to transact business outside of stockholder meetings. Additionally, section 203 of the DGCL generally prohibits any “business combination,” including mergers, sales and leases of assets, issuances of securities and similar transactions, by a corporation or any of its direct or indirect majority owned subsidiaries with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the transaction that will cause the person or entity to become an interested stockholder under Section 203 is approved by the Pubco Board; (ii) after the completion of the transaction in which the person or entity becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of Pubco outstanding at the time the transaction commenced but not including shares held by persons who are directors and also officers and shares held by specified employee benefit plans; or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the Pubco Board and the holders of at least two-thirds of Pubco’s outstanding voting stock, excluding shares held by the interested stockholder.

	Omnichannel	Kin	Pubco
Exclusive Forum Provisions

The Current Charter provides that unless Omnichannel consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of Omnichannel, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of Omnichannel to Omnichannel or to Omnichannel’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Omnichannel Bylaws or the Current Charter (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against Omnichannel governed by the internal affairs doctrine; and (b) subject to the preceding provisions of Article XII of the Current Charter, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the

The Kin Charter provides that unless Kin consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Kin, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Kin to Kin or Kin’s stockholders, (iii) any action asserting a claim against Kin, its directors, officers or employees arising pursuant to any provision of the DGCL or the Kin Charter or Kin Bylaws, or (iv) any action asserting a claim against Kin, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

The Proposed Charter provides that unless Pubco consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of Pubco, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of Pubco to Pubco or to Pubco’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Pubco Bylaws or the Proposed Charter (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against Pubco governed by the internal affairs doctrine; and (b) subject to the preceding provisions of Article X of the Proposed Charter, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the

Omnichannel	Kin	Pubco

state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Any person or entity purchasing or otherwise acquiring any interest in any security of Omnichannel shall be deemed to have notice of and consented to Article XII of the Current Charter. Notwithstanding the foregoing, the provisions of Article XII of the Current Charter shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Any person or entity purchasing or otherwise acquiring any interest in any security of Pubco shall be deemed to have notice of and consented to Article X of the Proposed Charter. Notwithstanding the foregoing, the provisions of Article X of the Proposed Charter shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

If any provision or provisions of Article XII of the Current Charter shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of Article XII of the Current Charter (including, without limitation, each portion of any paragraph of Article XII of the Current Charter containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

If any provision or provisions of Article X of the Proposed Charter shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of Article X of the Proposed Charter (including, without limitation, each portion of any paragraph of Article X of the Proposed Charter containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

	Omnichannel	Kin	Pubco
Indemnification of Directors and Officers

The Omnichannel Bylaws provide that Omnichannel shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any director or officer of Omnichannel who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of Omnichannel or, while serving as a director or officer of Omnichannel, is or was serving at the request of Pubco as a director, officer, employee or agent of another corporation or of a partnership (a “covered person”), joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in the Omnichannel Bylaws, Omnichannel shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board.

The Kin Bylaws provide that, to the fullest extent empowered to do so by the DGCL, each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of Kin or is or was serving at the request of Kin as a director, officer, employee, fiduciary, or agent of another Company or of a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by Kin against all expense, liability and loss (including attorneys’ fees actually and reasonably incurred by such person in connection with such proceeding).

The Pubco Bylaws provide that Pubco shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any director or officer of Pubco who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of Pubco or, while serving as a director or officer of Pubco, is or was serving at the request of Pubco as a director, officer, employee or agent of another corporation or of a partnership (a “covered person”), joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 9.4 of the Pubco Bylaws, Pubco shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board.

	Omnichannel	Kin	Pubco
Limitation on Liability of Directors

The Current Charter provides that no director of Omnichannel shall have any personal liability to Omnichannel or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended.

The Kin Bylaws provide that no director of Kin shall be liable to Kin or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to Kin or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (d) for any transaction from which the director derived an improper personal benefit.

The Kin Bylaws further provide that any repeal or modification of this provision shall be prospective only and shall not adversely affect any right or protection of, or any limitation on the liability of, a director of Kin existing at, or rising out of facts or incidents occurring prior to, the effective date of such repeal or modification.

The Proposed Charter provides that no director of Pubco shall have any personal liability to Pubco or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended.

Corporate Opportunity

The Current Charter provides that, to the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to Omnichannel or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of the Current Charter or in the future, and Omnichannel renounces any expectancy that any of the directors or officers of Omnichannel will offer any such corporate opportunity of which he or she may become aware to Omnichannel,

The Kin Charter provides that Kin renounces, to the fullest extent permitted by law, any interest or expectancy of Kin in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of Kin who is not an employee of Kin or any of its subsidiaries, or (ii) any holder of preferred stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of Kin or any of

The Proposed Charter provides that, to the extent permitted by applicable law, each of the stockholders of Pubco and their respective successors and affiliates and all of their respective partners, principals, directors, officers, members, managers, equity holders and/or employees (including any of the foregoing who serve as non-employee directors of Pubco) (each, an “Exempted Person”) shall not have any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as Pubco or any of its subsidiaries, except as otherwise expressly provided in any agreement entered into between Pubco and such Exempted Person.

Omnichannel	Kin	Pubco

except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of Omnichannel with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of Omnichannel and (i) such opportunity is one Omnichannel is legally and contractually permitted to undertake and would otherwise be reasonable for Omnichannel to pursue and (ii) the director or officer is permitted to refer that opportunity to Omnichannel without violating any legal obligation.

its subsidiaries (collectively, “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of Kin.

To the fullest extent permitted by applicable law, Pubco, on behalf of itself and its subsidiaries, renounces any interest or expectancy of Pubco and its subsidiaries in, or in being offered an opportunity to participate in, business opportunities that are from time to time available to the Exempted Persons, even if the opportunity is one that Pubco or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and each such Exempted Person shall have no duty to communicate or offer such business opportunity to Pubco (and there shall be no restriction on the Exempted Persons using the general knowledge and understanding of the industry in which Pubco operates which it has gained as an Exempted Person in considering and pursuing such opportunities or in making investment, voting, monitoring, governance or other decisions relating to other entities or securities) and, to the fullest extent permitted by applicable law, shall not be liable to Pubco or any of its subsidiaries or stockholders for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such Exempted Person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to Pubco or its subsidiaries, or uses such knowledge and understanding in the manner described herein, in each case, except as otherwise expressly provided in any agreement entered into between Pubco and such Exempted Person.

	Omnichannel	Kin	Pubco

In addition to and notwithstanding the foregoing, a corporate opportunity shall not be deemed to belong to Pubco if it is a business opportunity that Pubco is not financially able or contractually permitted or legally able to undertake, or that is, from its nature, not in the line of Pubco’s business or is of no practical advantage to it or that is one in which Pubco has no interest or reasonable expectancy.

Amendments to Charter

Under the DGCL, an amendment to a corporation’s certificate of incorporation generally requires the approval of the board of directors and a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class.

The Current Charter provides that except as set forth in the section of the Current Charter relating to indemnification, all rights, preferences and privileges of whatever nature conferred upon stockholders, directors or any other persons by and pursuant to the Current Charter in its present form or as amended are granted subject to the right of Omnichannel to amend the Current Charter; provided, however, that the section of the Current Charter relating to redemptions may be amended only as provided therein.

Under the DGCL, an amendment to a corporation’s certificate of incorporation generally requires the approval of the board of directors and a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class.

Under the DGCL, an amendment to a corporation’s certificate of incorporation generally requires the approval of the board of directors and a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class.

The Proposed Charter provides that, notwithstanding anything contained in the Proposed Charter to the contrary, in addition to any vote required by applicable law, the following provisions in the Proposed Charter may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the total voting power of all the then outstanding shares of stock of Pubco entitled to vote thereon, voting together as a single class: Part B of Article IV, Article V, Article VI, Article VII, Article VIII, Article IX, Article X, and this Article XI.

	Omnichannel	Kin	Pubco
Amendments to Bylaws

The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the By Laws. The By Laws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the By Laws; and provided further, however, that no By Laws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such By Laws had not been adopted.

The Kin Charter provides that subject to any additional vote required by the Kin Charter or the Kin Bylaws, in furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Kin Bylaws.

The Kin Bylaws provide that the Kin Bylaws may be amended, altered, or repealed and new Bylaws adopted at any meeting of the board of directors by a majority vote. The fact that the power to adopt, amend, alter, or repeal Kin Bylaws has been conferred upon the board of directors shall not divest the stockholders of the same powers.

The Pubco Bylaws provide that the Pubco Board is expressly empowered to adopt, amend or repeal the bylaws of Pubco. The stockholders also shall have power to adopt, amend or repeal the bylaws of Pubco; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Proposed Charter or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of Pubco with the power to vote generally in an election of directors, voting together as a single class.

Liquidation

The Current Charter provides that, subject to the rights and preferences of any holders of any shares of any outstanding series of Omnichannel preferred stock and any redemption rights, in the event of any liquidation, dissolution or winding up of Omnichannel, whether voluntary or involuntary, the funds and assets of Omnichannel that may be legally distributed to Omnichannel’s stockholders shall be distributed among the holders of the then outstanding Omnichannel common stock pro rata in accordance with the number of shares of Omnichannel common stock held by each such holder.

The Kin Charter provides that, subject to the rights of the holders of any outstanding series of preferred stock, including priority for the Series C Preferred Stock, upon the liquidation, dissolution or winding up of Kin, or other Deemed Liquidation Event (as defined in the Kin Charter), the assets of Kin shall be distributed among the holders of preferred stock pursuant to the Kin Charter, and all remaining proceeds legally available for distribution to stockholders of Kin shall be distributed among the holders of common stock as soon as Kin may lawfully do so under Delaware law governing distributions to stockholders.

The Proposed Charter provides that, subject to the rights and preferences of any holders of any shares of any outstanding series of Pubco preferred stock, in the event of any liquidation, dissolution or winding up of Pubco, whether voluntary or involuntary, the funds and assets of Pubco that may be legally distributed to Pubco’s stockholders shall be distributed among the holders of the then outstanding Pubco common stock pro rata in accordance with the number of shares of Pubco common stock held by each such holder.

	Omnichannel	Kin	Pubco
Redemption Rights

The Current Charter provides that, prior to the consummation of the initial Business Combination, Omnichannel shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, the Current Charter for cash equal to the applicable redemption price per share determined in accordance with the Current Charter; provided, however, that Omnichannel shall not redeem Offering Shares in an amount that would cause Omnichannel to have net tangible assets to be less than $5,000,001. Notwithstanding anything to the contrary contained in the Current Charter, there shall be no redemption rights or liquidating distributions with respect to any warrant.

		None.	None.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF KIN SECURITIES

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of Kin’s common stock and preferred stock, as of August 1, 2021 for (1) each person known by Kin to be the beneficial owner of more than 5% of Kin’s outstanding shares of common stock and preferred stock, (2) each member of Kin’s board of directors, (3) each of Kin’s named executive officers and (4) all of the members of Kin’s board of directors and Kin’s executive officers as a group. As of August 1, 2021, Kin had 2,160,123 shares of common stock outstanding, owned by 29 holders of record, and had 8,348,842 shares of preferred stock outstanding, owned by 95 holders of record. The number of shares and the percentages of beneficial ownership below are based on the number of shares of Kin’s common stock and preferred stock issued and outstanding as of August 1, 2021.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to vote or to direct the voting of the security, or “investment power”, which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

Except as indicated in the footnotes to the table, each of the stockholders listed below has sole voting and investment power with respect to the shares of common stock and preferred stock owned by such stockholders. Unless otherwise noted, the address of each beneficial owner is c/o Kin Insurance, Inc., 55 W. Monroe St., Suite 2200, Chicago, IL 60603.

	Common Stock		Preferred Stock
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Outstanding	Number of Shares Beneficially Owned	Percentage Outstanding	All Capital Stock Percentage Outstanding
5% Stockholders:
August Capital VII, L.P.(1)	—	—	1,813,700	21.7%	17.3%
Entities associated with HSCM(2)	—	—	1,528,298	18.3%	14.5%
Sean Harper	769,450	35.6%	1,665	0.0%	7.3%
Lucas Ward	769,450	35.6%	—	—	7.3%

Directors:
Sean Harper	769,450	35.6%	1,665	0.0%	7.3%
Lucas Ward	769,450	35.6%	—	—	7.3%
Daniel Rosen	—	—	—	—	—
W. Eric Carlborg(1)	—	—	1,813,700	21.7%	17.3%
S. Caribou Honig	—	—	—	—	—

Named Executive Officers:
Sean Harper	769,450	35.6%	1,665	0.0%	7.3%
Lucas Ward	769,450	35.6%	—	—	7.3%
Jamie Ahern	62,187	2.9%	1,331	0.0%	0.1%
Directors and executive officers as a group (5 persons)	1,601,087	74.4%	1,816,696	21.8%	32.5%

____________

(1)      Represents 1,519,500 shares of Series A Preferred Stock, 66,606 shares of Series B-1 Preferred Stock and 227,594 shares of Series B-2 Preferred Stock held by August Capital VII, L.P. for itself and as nominee for August Capital Strategic Partners VII, L.P. August Capital Management VII, L.L.C. is the general partner of August Capital VII, L.P. and may be deemed to have sole voting power and sole investment power over the shares held by August Capital VII, L.P. W. Eric Carlborg is a member of August Capital Management VII, L.L.C. and may be deemed to have shared voting and investment power with respect to the shares held by August Capital. The business address for August Capital is PMB #456, 660 4th Street, San Francisco, California 94107.

(2)      Consists of (1) 44,535 shares of Series C-1 Preferred Stock and 31,396 shares of Series C-2 Preferred Stock owned by HS Opalescent LP, (2) 10,714 shares of Series B-1 Preferred Stock, 67,341 shares of Series B-2 Preferred Stock, 71,524 Series C-1 Preferred Stock, 50,434 shares of Series C-2 Preferred Stock and 8,423 shares of Series Seed-1 Preferred Stock owned by HS Santanoni LP, (3) 42,571 shares of Series B-1 Preferred Stock, 259,901 shares of Series B-2 Preferred Stock, 197,519 shares of Series C-1 Preferred Stock, 139,278 shares of Series C-2 Preferred Stock and 7,620 shares of Series Seed-1 Preferred Stock owned by HSCM Bermuda Fund Ltd., (4) 213,141 shares of Series B-1 Preferred Stock, 23,683 shares of Series C-1 Preferred Stock, 16,700 shares of Series C-2 Preferred Stock and 64,172 shares of Series Seed-1 Preferred Stock owned by HSCM Bermuda InsurTech Fund LP, (5) 46,748 shares of Series B-2 Preferred Stock owned by HSCM F1 Master Fund Ltd. and (6) 136,416 shares of Series C-1 Preferred Stock and 96,192 shares of Series C-2 Preferred Stock owned by HSCM Ventures Fund 2 LP. The business address of each reporting person is 2187 Atlantic Street, Fourth Floor, Stamford, CT 06902.

BENEFICIAL OWNERSHIP OF OMNIChannel SECURITIES

The following table sets forth information regarding (i) the actual beneficial ownership of Omnichannel Class A common stock and Omnichannel Class B common stock on August 9, 2021 and (ii) the expected beneficial ownership of Pubco common stock immediately following the consummation of the Business Combination and related transactions (including the PIPE financing), assuming that no Omnichannel Class A common stock are redeemed and, alternatively, that the maximum number of Omnichannel Class A common stock, in each case, by:

•        each person who (i) is known to be the beneficial owner of more than 5% of Omnichannel’s outstanding common stock or (ii) is expected to be the beneficial owner of more than 5% of Pubco common stock following the Business Combination;

•        each of the current executive officers and directors of Omnichannel, and such persons as a group; and

•        each person who is expected to be a named executive officer or director of Pubco, and all directors and executive of Pubco as a group, in each cash following the Business Combination.

Beneficial ownership is determined according to the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

The beneficial ownership of Omnichannel common stock pre-Business Combination is based on 25,812,500 issued and outstanding Omnichannel Shares, which includes an aggregate of 20,650,000 shares of Omnichannel Class A common stock and 5,162,500 shares of Omnichannel Class B common stock. Immediately prior to the Effective Time, each share of Omnichannel Class B common stock will automatically be converted into one (1) share of Pubco common stock.

The expected beneficial ownership of the Pubco common stock immediately following consummation of the Business Combination and the related transactions assumes two redemption scenarios as follows:

•        Assuming no redemptions: this presentation assumes that no Omnichannel Class A common stock are redeemed and the PIPE financing is fully subscribed.

•        Assuming maximum redemptions: this presentation assumes that all 20,650,000 shares of Omnichannel Class A common stock are redeemed, the PIPE financing is fully subscribed and the minimum cash condition is not satisfied and is waived by Pubco.

Unless otherwise indicated in the footnotes to the following table and subject to applicable community property laws, we believe that all persons named in the table below have, or may be deemed to have, sole voting and investment power with respect to all Omnichannel Shares beneficially owned, or Pubco common stock to be beneficially owned, by them. Additionally, the following table does not reflect record or beneficial ownership of any (i) Pubco common stock issuable upon exercise of Public warrants or Private Placement Warrants and (ii) certain equity incentive awards that are subject to vesting conditions that have not yet been satisfied, as such securities are not exercisable or convertible within 60 days of the date of this proxy statement/prospectus. However, shares that a person has the right to acquire within 60 days of the date of this proxy statement/prospectus are deemed issued and outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed issued and outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Except as otherwise noted below, the address for persons or entities listed in the table is c/o Omnichannel Acquisition Corp., First Floor West, 51 John F. Kennedy Parkway, Millburn, NJ 07078.

				Post-Business Combination
	Pre-Business Combination			Assuming No Redemption		Assuming Maximum Redemption
Name of Beneficial Owner	Number of Omnichannel Class A Common Shares Beneficially Owned	Number of Omnichannel Class B Common Shares Beneficially Owned	Percentage of Outstanding Omnichannel Shares	Number of Pubco Common Shares Beneficially Owned	Percentage of Total Voting Power	Number of Pubco Common Shares Beneficially Owned	Percentage of Total Voting Power
Omnichannel Officers, Directors and 5% Holders Pre-Business Combination
Omnichannel Sponsor LLC(1)(2)	—	5,162,500	20.0%	4,388,125	3.34%	4,388,125	3.58%
Matt Higgins(1)(2)	—	5,162,500	20.0%	4,388,125	3.34%	4,388,125	3.58%
Christine Pantoya	—	—	—	—	—	—	—
Austin Simon	—	—	—	—	—	—	—
Bobbi Brown	—	—	—	—	—	—	—
Albert Carey	—	—	—	—	—	—	—
Priya Dogra	—	—	—	—	—	—	—
Vicky Free	—	—	—	—	—	—	—
Mark Gerson	—	—	—	—	—	—	—
Emmett Shine	—	—	—	—	—	—	—
All directors and executive officers of Omnichannel as a group pre-Business Combination (nine individuals)	—	—	—	—	—	—	—
Glazer Capital, LLC(2)	2,021,307	2,021,307	7.9%	2,021,307	1.6%	2,021,307	1.7%
Kepos Capital LP(3)	1,613,620	1,613,620	6.3%	1,613,620	1.2%	1,613,620	1.3%
Pubco Officers, Directors and 5% Holders Post-Business Combination
Sean Harper	—	—	—	6,622,413	5.1%	6,622,413	5.4%
Lucas Ward	—	—	—	6,608,114	5.0%	6,608,114	5.4%
Stephen Caribou Honig	—	—	—	—	—	—	—
August Capital VII, L.P.	—	—	—	15,576,237	11.9%	15,576,237	12.7%
Entities associated with HSCM	—	—	—	13,125,176	10.0%	13,125,176	10.7%
All directors and executive officers of Pubco as a group post-Business Combination (six individuals)*	—	—	—	18,588,029	14.2%	18,588,029	14.2%

____________

*        This number is subject to change upon amendment naming additional board members.

(1)      Omnichannel Sponsor LLC is the record holder of the shares reported herein. Matt Higgins is a member and the manager of Omnichannel Sponsor LLC and has voting and investment discretion with respect to the common stock held of record by Omnichannel Sponsor LLC.

(2)      In connection with the Business Combination, pursuant to the Sponsor Letter Agreement, the Sponsor will forfeit 774,375 Founder Shares and 1,226,000 Private Placement Warrants.

(3)      According to a Form 4 filed on July 21, 2021, on behalf of Glazer Capital, LLC and Paul J. Glazer, the aforementioned persons have beneficial ownership of the securities reported above and the business address of each such person is 250 West 55th Street, Suite 30A, New York, New York 10019.

(4)      According to a Schedule 13G filed on February 4, 2021, on behalf of Kepos Capital LP and Mark Carhart, the aforementioned persons have beneficial ownership of the securities reported above and the business address of each such person is 11 Times Square, 35th Floor, New York, New York 10036.

MANAGEMENT OF PUBCO FOLLOWING THE BUSINESS COMBINATION

Board of Directors and Management

The following is a list of the persons who are anticipated to be Pubco’s directors and executive officers following the Business Combination and their ages and anticipated positions following the Business Combination.

Name	Age	Position
Sean Harper	41	Chief Executive Officer, President and Director Nominee
Lucas Ward	39	Chief Technical Officer, Secretary, Treasurer and Director Nominee
Josh Cohen	39	Chief Financial Officer
Angel Conlin	48	Chief Legal & Compliance Officer
Matt Higgins	46	Director Nominee
Stephen Caribou Honig	51	Chairman of the Board and Director Nominee

Sean Harper is a co-founder of Kin and has served as Kin’s Chief Executive Officer and President and a member of Kin’s board of directors since June 30, 2016. Mr. Harper is expected to serve as the Chief Executive Officer and President of Pubco and is being nominated to serve as a member of Pubco’s board of directors. Prior to co-founding Kin, Mr. Harper held senior executive positions with various companies, including as the Interim Head of Product at Brinks Home Security, the Chief Product Officer of 2Checkout, a Director of Breadcrumb Payment and as founder, Chief Executive Officer and a director of FeeFighters, which was acquired by Groupon in 2014. Mr. Harper was also the co-founder and Chief Technical Officer of TSS Radio. Mr. Harper was a member of the board of directors of Accion USA from October 2014 to October 2019. Mr. Harper holds a BA and an MBA from the University of Chicago. We believe that Mr. Harper is qualified to serve as a member of the Pubco board of directors due to his prior board service, including as a Director on the Kin board, and his business experience in the technology and financial services sectors and his extensive background of leadership positions.

Lucas Ward is a co-founder of Kin and has served as Kin’s Chief Technical Officer, Secretary and Treasurer and a member of Kin’s board of directors since June 30, 2016. Mr. Ward is expected to serve as the Chief Technical Officer, Secretary and Treasurer of Pubco and is being nominated to serve as a member of Pubco’s board of directors. Prior to co-founding Kin, Mr. Ward held senior executive positions with various companies, including as the Interim Head of Engineering at Brinks Home Security, the Chief Technical Officer and co-founder of Rippleshot, the Chief Technical Officer of Fundspire, as well as a Consultant at Thoughtworks and a Manager and Technical Architect at Accenture. Mr. Ward is the co-author of “Spring Batch,” a widely used open source framework written in Java. Mr. Ward holds a BS in Computer Science from Southeast Missouri State University. We believe that Mr. Ward is qualified to serve as a member of the Pubco board of directors due to his prior board service, including as a Director on the Kin board, and his business experience in the technology and financial services sectors and his extensive background of leadership positions.

Josh Cohen has served as Kin’s Chief Financial Officer since April 2018. Mr. Cohen is expected to serve as the Chief Financial Officer of Pubco. Prior to joining Kin, Mr. Cohen served as a Finance Senior Director of Groupon from March 2016 to April 2018. Prior to joining Groupon, Mr. Cohen held various roles with companies, including as a Finance Director — F&PA Leader at Avant, Senior Finance Manager at Groupon and Senior Consultant at Deloitte Consulting. Mr. Cohen holds a BSBA in Finance from Washington University in St. Louis.

Angel Conlin has served as Kin’s Chief Legal & Compliance Officer and as the Chief Executive Officer of the Carrier since September 2019. Ms. Conlin is expected to serve as the Chief Compliance Officer of Pubco. Prior to joining Kin, Ms. Conlin served as the General Counsel and Corporate Secretary of American Strategic Insurance Corp. from 2010 to February 2019. Between February 2019 and September 2019, Ms. Conlin managed her personal investments as a private investor. Prior to joining American Strategic Insurance Corp., Ms. Conlin served as the Associate Vice President and Regional Counsel of Nationwide Insurance. Ms. Conlin holds a BA from Purdue University and a J.D. from University of Florida.

Matt Higgins is being nominated to serve as a member of Pubco’s board of directors. Mr. Higgins has served as Chief Executive Officer, Chairman and a member of the board of directors of Omnichannel since September 2020. Mr. Higgins is also the Chief Executive Officer of RSE Ventures (“RSE”), an incubator and investment firm that he co-founded in September 2012 to pursue opportunities in the sports, media, entertainment, food, and technology sectors. Mr. Higgins’ deep operating experience spans multiple industries over his 25-year career, which he draws upon to help founders navigate complex situations in order to reach their full potential.

A lifelong New Yorker, Mr. Higgins spent much of his early career in public service at the site of the worst terrorist attack on U.S. soil. He was appointed one of the first employees — and ultimately Chief Operating Officer — of the Lower Manhattan Development Corporation, the $2 billion dollar federally funded government agency created to plan and oversee the rebuilding of the 16-acre World Trade Center site. Mr. Higgins helped organize the largest international design competition in history, culminating in Reflecting Absence, the September 11th National Memorial, and the development of One World Trade Center, the tallest building in the United States.

After transitioning to the private sector, Mr. Higgins spent 15 years affiliated with the National Football League, overseeing business operations for two NFL franchises. At RSE Ventures, Mr. Higgins has incubated numerous businesses and successfully backed many challenger brands from inception, including RESY, an OpenTable competitor that American Express acquired in 2019; Drone Racing League, the world’s premier drone racing circuit; and the International Champions Cup, the largest privately-owned soccer tournament featuring Europe’s top clubs. Starting in 2016, he broadened RSE’s focus to rapidly expanding food concepts including David Chang’s Momofuku, Fuku, Milk Bar, &pizza, and Bluestone Lane.

Mr. Higgins has a deep lens into consumer trends through RSE’s partnership with Gary Vaynerchuk in the leading digital-first marketing firm VaynerMedia. Mr. Higgins was the agency’s first client over a decade ago and RSE went on to acquire a significant ownership stake in the business. The agency has over 900 employees and is regarded as one of the top advisors to Fortune 500 companies on emerging marketing strategies before they go mainstream — including, for example, serving as the U.S. agency of record for TikTok. Through RSE, Mr. Higgins also teamed up with Jesse Derris to launch a brand strategy and communications firm that over the years has represented a number of leading DTC brands, including Warby Parker, Harry’s, Reformation and Everlane. Through RSE’s affiliated venture fund, Amity Supply, Mr. Higgins is an early shareholder in many disruptive brands, including Hims.

Mr. Higgins is an Executive Fellow at the Harvard Business School, where he co-teaches a course on emerging consumer trends with Professor Len Schlesinger, Moving Beyond DTC, through Harvard’s Short Immersive Program (SIP). Mr. Higgins also has been a guest shark on ABC’s hit show, Shark Tank, appearing on seasons 10 and 11, and Harper Collins’ William Morrow imprint will release his book, “Burn the Boats!,” in 2022. In 2019, he received the Ellis Island Medal of Honor, joining the ranks of seven former U.S. presidents, Nobel Prize winners and other leaders for work to improve society. He is also a longstanding board member of Autism Speaks. Mr. Higgins received his Bachelor of Arts in political science and honorary doctorate from Queens College and his J.D. from Fordham Law, where he was a member of the Fordham Law Review. We believe that Mr. Higgins is qualified to serve as a member of the Pubco board of directors due to his significant business, investment and finance experience and his expertise in business and marketing strategy.

Stephen Caribou Honig is expected to serve as Pubco’s Chairman of the Board and is being nominated to serve as a member of Pubco’s board of directors. Since January 2020, Mr. Honig has served as the co-founder and special advisor of Blueprint. Since August 2018, Mr. Honig has been a partner at SemperVirens Venture Capital. Since July 2017, Mr. Honig has also been the Chairman and co-founder of HR Transform. Since January 2016, Mr. Honig has been the Chairman and co-founder of InsureTech Connect. In 2008, Mr. Honig co-founded QED Investors, where he worked until December 2017. Mr. Honig is a member of the board of directors of West Cary Group and a member of the Corporate Advisory Board of the Darden School of Business at the University of Virginia. Mr. Honig holds a BA from Harvard University an MBA from the Darden School of Business at the University of Virginia and a J.D. from the University of Virginia Law School. We believe that Mr. Honig is qualified to serve as a member of the Pubco board of directors due to his significant business, investment and finance experience and his expertise in business and marketing strategy.

Corporate Governance

Composition of the Board of Directors

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable Pubco’s board of directors to satisfy its oversight responsibilities effectively in light of its business and structure, the board of directors expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

Director Independence

As a result of Pubco’s common stock being listed on the NYSE following consummation of the Business Combination, it will be required to comply with the applicable rules of such exchange in determining whether a director is independent. Prior to the completion of this Business Combination, the parties undertook a review of the independence of the individuals named above and have determined that each of            qualifies as “independent” as defined under the applicable NYSE rules.

Committees of the Board of Directors

Pubco’s board of directors will direct the management of its business and affairs, as provided by Delaware law, and will conduct its business through meetings of the board of directors and standing committees. Pubco will have a standing audit committee, compensation committee and nominating and corporate governance committee, each of which will operate under a written charter.

In addition, from time to time, special committees may be established under the direction of the board of directors when the board deems it necessary or advisable to address specific issues. Following the Business Combination, current copies of Pubco’s committee charters will be posted on its website, www.            .com, as required by applicable SEC and NYSE rules. The information on or available through any of such website is not deemed incorporated in this proxy statement/prospectus and does not form part of this proxy statement/prospectus.

Audit, Risk and Compliance Committee

Upon the Closing, Pubco’s audit committee will consist of             , with              serving as the chair of the committee. Pubco’s board of directors has determined that each of these individuals meets the independence requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, Rule 10A-3 under the Exchange Act and the applicable listing standards of NYSE. Each member of Pubco’s audit committee can read and understand fundamental financial statements in accordance with NYSE audit committee requirements. In arriving at this determination, the board has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

The board of directors has determined that            qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the NYSE rules. In making this determination, Pubco’s board has considered           . Both Pubco’s independent registered public accounting firm and management periodically will meet privately with Pubco’s audit committee.

The audit committee’s responsibilities will include, among other things:

•        appointing, compensating, retaining, evaluating, terminating and overseeing Pubco’s independent registered public accounting firm;

•        discussing with Pubco’s independent registered public accounting firm their independence from management;

•        reviewing with Pubco’s independent registered public accounting firm the scope and results of their audit;

•        pre-approving all audit and permissible non-audit services to be performed by Pubco’s independent registered public accounting firm;

•        overseeing the financial reporting process and discussing with management and Pubco’s independent registered public accounting firm the interim and annual financial statements that Pubco files with the SEC;

•        overseeing Pubco’s internal audit process and function;

•        overseeing Pubco’s risk assessment and risk management, including with respect to the underwriting and pricing of insurable risks, the settlement of claims, the appropriate levels of retained risk and other insurance-related matters;

•        reviewing and monitoring Pubco’s accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

•        establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Compensation Committee

Upon the Closing, Pubco’s compensation committee will consist of             , with              serving as the chair of the committee.              are non-employee directors, as defined in Rule 16b-3 promulgated under the Exchange Act. Pubco’s board of directors has determined that each of these individuals is “independent” as defined under the applicable NYSE listing standards, including the standards specific to members of a compensation committee. The compensation committee’s responsibilities include, among other things:

•        reviewing and approving corporate goals and objectives relevant to the compensation of Pubco’s Chief Executive Officers, evaluating the performance of Pubco’s Chief Executive Officer in light of these goals and objectives and setting or making recommendations to the Board regarding the compensation of Pubco’s Chief Executive Officer;

•        reviewing and setting or making recommendations to Pubco’s board of directors regarding the compensation of Pubco’s other executive officers;

•        making recommendations to Pubco’s board of directors regarding the compensation of Pubco’s directors;

•        reviewing and approving or making recommendations to Pubco’s board of directors regarding Pubco’s incentive compensation and equity-based plans and arrangements; and

•        appointing and overseeing any compensation consultants. We believe that the composition and functioning of Pubco’s compensation committee meets the requirements for independence under the current NYSE listing standards.

Nominating and Corporate Governance Committee

Upon the Closing, Pubco’s nominating and corporate governance committee will consist of             . Pubco’s board of directors has determined that each of these individuals is “independent” as defined under the applicable listing standards of NYSE and SEC rules and regulations.

The nominating and corporate governance committee’s responsibilities include, among other things:

•        identifying individuals qualified to become members of Pubco’s board of directors, consistent with criteria approved by Pubco’s board of directors;

•        recommending to Pubco’s board of directors the nominees for election to Pubco’s board of directors at annual meetings of Pubco’s stockholders;

•        overseeing an evaluation of Pubco’s board of directors and its committees; and

•        developing and recommending to Pubco’s board of directors a set of corporate governance guidelines. We believe that the composition and functioning of Pubco’s nominating and corporate governance committee meets the requirements for independence under the current NYSE listing standards.

Pubco’s board of directors may from time to time establish other committees.

Code of Business Conduct

Pubco will adopt a new code of business conduct that applies to all of its directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer, which will be available on Pubco’s website upon the completion of the Business Combination. Pubco’s code of business conduct is a “code of ethics”, as defined in Item 406(b) of Regulation S-K. Please note that Pubco’s Internet website address is provided as an inactive textual reference only. Pubco will make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its Internet website.

Compensation Committee Interlocks and Insider Participation

None of Pubco’s executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity, other than Kin, that has one or more executive officers serving as a member of Pubco’s board of directors.

KIN’S EXECUTIVE AND DIRECTOR COMPENSATION

Throughout this section, unless otherwise noted, “Kin” refers to Kin Insurance Inc. and its consolidated subsidiaries.

Introduction

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. The following sets forth information about the compensation paid to or accrued for Kin’s principal executive officer and its two other most highly compensated executive officers (other than the principal executive officer) who were serving as executive officers of Kin as of December 31, 2020 (“Fiscal 2020”). These executives are referred to as the “named executive officers.”

2020 Summary Compensation Table

The following table shows information concerning the annual compensation for services provided to Kin’s named executive officers for the year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)(1)	Option Awards ($)(2)	Total ($)
Sean Harper	2020	160,039	—	160,039
Chief Executive Officer
Josh Cohen	2020	182,167	702,894	885,061
Chief Financial Officer
Jamie Ahern(3)	2020	170,000	772,200	942,200
Former Chief Operating Officer

____________

(1)      The amounts reported in this column represent the annual base salary earned by each of our named executive officers for 2020. For additional information, see below under “Elements of Compensation — Base Salary.”

(2)      The amounts reported in this column reflect the grant date fair value of stock option awards granted in 2020 under the Company Equity Plan, computed in accordance with Financial Accounting Standards Board ASC Topic 718. We provide information regarding the assumptions used to calculate this value in Note          to the consolidated financial statements included in this prospectus.

(3)      Mr. Ahern’s employment with Kin ended in April 2021.

Narrative Disclosure to Summary Compensation Table

Elements of Compensation

Base Salary

Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of our executive compensation program. The relative levels of base salary for Kin’s named executive officers are designed to reflect each named executive officer’s scope of responsibility and accountability to Kin. In December 2020, the Kin Board approved increases in the base salary amounts for Mr. Harper from $160,000 to $220,000 and for Mr. Cohen from $180,000 to $232,000. The base salary amounts shown in the “Summary Compensation Table,” above reflect the actual amounts earned by our named executive officers in Fiscal 2020 after giving effect to these increases. Our named executive officers’ current base salaries are as follows:

Name and Title	Current Annual Base Salary
Sean Harper, Chief Executive Officer	$220,000
Josh Cohen, Chief Financial Officer	$232,000

Annual Bonus

Kin does not provide annual bonuses to its executive officers or named executive officers. Kin has provided discretionary spot bonuses historically but did not pay any such bonuses to named executive officers in 2020.

Equity-based Compensation

Kin has historically granted equity awards in the form of time-vesting nonqualified stock options to its named executive officers, as the long-term incentive component of Kin’s compensation program. Stock options granted pursuant to the Company Equity Plan generally have an exercise price equal to fair market value on the date of grant and a term of ten years. Stock option grants, including those made in 2020, generally vest on a monthly basis over 4 years following the date of grant, subject to the optionholder’s continued service through each applicable vesting date. In 2020, the following named executive officers received nonqualified stock option awards, subject to such terms:

Name and Title	Number of Options Granted
Josh Cohen, Chief Financial Officer	34,321
Jamie Ahern, Former Chief Operating Officer	60,000

Other Benefits

Our named executive officers are eligible to participate in our employee benefit plans and programs, including medical and dental benefits and life insurance, to the same extent as our other full-time employees, subject to the terms and eligibility requirements of those plans. We do not typically provide any perquisites or special personal benefits to our named executive officers.

Agreements with our Named Executive Officers

Mr. Cohen is party to an offer letter pursuant to which he serves as the Chief Financial Officer of Kin. Mr. Cohen’s offer letter provides for base salary and an initial stock option grant reflected in the table below. Our named executive officers are not currently party to agreements or arrangements, or eligible for any plans, providing for change in control, severance or termination benefits upon a qualifying termination of employment or change in control of Kin.

Outstanding Equity Awards as of December 31, 2020

The following table shows information regarding outstanding equity awards held by the named executive officers as of December 31, 2020.

Name	Grant Date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
Sean Harper		—	—	—	—
Josh Cohen	5-17-2018(1)	91,522	45,762	2.06	5-16-2028
	12-15-2020(2)		34,321	4.41	12-14-2030
Jamie Ahern	5-17-2018(3)	31,486	48,059	2.06	5-16-2028
	9-12-2020(2)	5,000	55,000	4.41	9-11-2030

____________

(1)      25% of the shares subject to these options vested on the one year anniversary of April 30, 2018 (the vesting commencement date), and the remainder of the shares subject to the options vest monthly thereafter for three years, subject to Mr. Cohen’s continued service through each vesting date.

(2)      The shares subject to these options vest on a monthly basis over a four year period following the grant date, subject to continued service through each vesting date.

(3)      25% of the shares subject to these options vested on the one year anniversary of May 14, 2018 (the vesting commencement date), and the remainder of the shares subject to the options vest monthly thereafter for three years, subject to continued service through each vesting date.

Post-Business Combination Company Executive Compensation

Following the completion of the Business Combination, Pubco intends to develop an executive compensation program that is designed to align compensation with Pubco’s business objectives and the creation of stockholder value, while enabling Pubco to attract, motivate and retain individuals who contribute to the long-term success of Pubco. Decisions on the executive compensation program will be made by the compensation committee of the board of directors.

Director Compensation

The non-employee directors of the Kin Board received no compensation for their board service in fiscal year ended December 31, 2020. None of Kin non-employee directors held outstanding option awards or stock awards as of December 31, 2020. Following the completion of the Business Combination, Pubco intends to develop a director compensation program that is designed to align director compensation with Pubco’s business objectives and the creation of stockholder value, while enabling Pubco to attract, motivate and retain individuals who contribute to its long-term success.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Omnichannel

Founder Shares

On September 30, 2020, Omnichannel’s Sponsor purchased 10,062,500 shares of Omnichannel Class B common stock, par value $0.0001 per share (the “Founder Shares”), for an aggregate price of $25,000. On November 13, 2020 and November 19, 2020, respectively, the Sponsor surrendered 2,875,000 and 1,437,500 shares of Class B common stock to Omnichannel for cancellation for no consideration, resulting in an aggregate of 5,750,000 shares of Class B common stock outstanding. Omnichannel’s initial stockholders agreed to forfeit up to 750,000 Founder Shares to the extent that the over-allotment option is not exercised in full by the underwriters, so that the Founder Shares will represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. On November 30, 2020, the underwriters partially exercised the over-allotment option to purchase an additional 650,000 units; thus, only 587,500 shares of Class B common stock remain subject to forfeiture. The remaining unexercised over-allotment option expired on January 8, 2021; thus, 587,500 shares of Class B common stock held by the Sponsor were forfeited.

Omnichannel’s initial stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of the initial business combination or earlier if, subsequent to the initial business combination, the closing price of Omnichannel’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, and (B) the date following the completion of the initial business combination on which we complete a liquidation, merger, capital stock exchange or other similar transaction that results in all of our stockholders having the right to exchange their Class A common stock for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the initial stockholders with respect to any Founder Shares.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, Omnichannel consummated the private placement of 6,000,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant to its Sponsor, generating gross proceeds of $6.0 million. Simultaneously with the closing of the over-allotment on November 30, 2020, Omnichannel consummated the second closing of the private placement, resulting in the purchase of an aggregate of an additional 130,000 Private Placement Warrants by its Sponsor, generating gross proceeds to the Company of $130,000.

Each Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If Omnichannel does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees. The Private Placement Warrants (including the Class A common stock issuable upon exercise of the Private Placement Warrants) are transferable, assignable or salable until 30 days after the completion of the initial business combination.

Omnichannel’s Sponsor and Omnichannel’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial business combination. Matt Higgins (the Chief Executive Officer, Chairman and a director of Omnichannel), Mark Gerson (a director of Omnichannel) and Aidan Kehoe (an Omnichannel advisor) have each agreed to participate in the PIPE Investment and purchase 300,000 shares, 100,000 shares and 200,000 shares, respectively, of Omnichannel for an aggregate purchase price of $3 million, $1 million and $2 million, respectively.

Subscription Agreements

Omnichannel entered into Subscription Agreements, each dated as of July 19, 2021, with PIPE Investors, pursuant to which, among other things, Omnichannel agreed to issue and sell, in private placements to close immediately prior to the Closing, an aggregate of 8,042,500 PIPE Shares for $10.00 per share for aggregate gross proceeds of $80.425 million. The Subscription Agreements provide that the Company will, within 30 days after the Closing, file with the SEC the Post-Closing Registration Statement registering the resale of the PIPE Shares and will use its commercially reasonable efforts to have such Post-Closing Registration Statement declared effective as soon as practicable after the filing thereof but in any event no later than the earlier of (i) 60 days (or 120 days if the SEC notifies the Company that it will “review” the Post-Closing Registration Statement) following the Closing Date and (ii) the 10th business day after the date the Company is notified in writing by the SEC that the Post-Closing Registration Statement will not be “reviewed” or will not be subject to further review. The parties to the Subscription Agreements will not have any “demand” rights with respect to underwritten offerings or “piggyback” rights with respect to equity offerings initiated by the Company of the parties to the Registration Rights Agreement.

Omnichannel and Sponsor may enter into new subscription agreements or other alternative arrangements (including, without limitation, non-redemption agreements, backstop agreements for the trust account, etc.) in order to ensure that the aggregate transaction proceeds shall be greater than or equal to $200,000,000 at the Closing.

Related Party Loans

On September 9, 2020, the Sponsor agreed to loan Omnichannel an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. Omnichannel borrowed approximately $105,000 under the Note and fully repaid the Note in full on November 24, 2020.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of Omnichannel’s officers and directors may, but are not obligated to, loan Omnichannel funds as may be required (“Working Capital Loans”). If Omnichannel completes a Business Combination, Omnichannel will repay the Working Capital Loans out of the proceeds of the Trust Account released to Omnichannel. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, Omnichannel may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. To date, we have borrowings under the Working Capital Loans.

Administrative Services Agreement

Commencing on the date that Omnichannel’s securities were first listed on the NYSE until the earlier of the consummation of a Business Combination or Omnichannel’s liquidation, Omnichannel agreed to pay its Sponsor a total of $4,000 per month for secretarial and administrative services provided to members of our management team.

Omnichannel’s Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Omnichannel’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. Omnichannel’s audit committee will review on a quarterly basis all payments that were made by Omnichannel to its Sponsor, directors, officers or any of their affiliates.

Sponsor Letter Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor and certain insiders of Omnichannel entered into an Agreement (the “Sponsor Letter Agreement”) with Omnichannel and Merger Sub, pursuant to which the Sponsor and such insiders agreed to vote all shares of Omnichannel common stock beneficially owned by them in favor of the Business Combination and each other proposal related to the Business Combination included on the agenda for the special meeting of stockholders relating to the Business Combination, to appear at such meeting or otherwise cause their shares to be counted as present for purposes of establishing quorum at such meeting, to vote against any proposal that would impede the Transaction and to vote against any change in business, management or board of directors of Omnichannel other than in connection with the Transaction, and not to redeem any of their shares.

Also, in connection with the Business Combination, the Sponsor agreed to forfeit 774,375 Founder Shares and 1,226,000 Private Placement Warrants.

The Sponsor Letter Agreement also contains a provision for a lock-up of the Founder Shares following the Business Combination. The relevant provision provides that the Sponsor and the insiders party to the agreement will not transfer, except in limited circumstances, any shares (Founder Shares or Class A common stock) until the earlier of (i) one year after the Business Combination, (ii) any time during which the closing price of the Class A common stock equals or exceeds $12.00 per share (adjusted for any stock split, stock dividend, or the like) for 20 days in any 30-day period (such period commencing at least 150 days after the Business Combination), or (iii) the date on which Omnichannel completes a liquidation, merger or similar transaction that results in all Omnichannel stockholders having the right to exchange Class A common stock for cash, securities or other property. In the event that Kin waives, releases, or terminates the Lockup Agreement (such agreement discussed below) with respect to any shares or holders, then the holders of the Founder Shares subject to this Sponsor Letter Agreement shall be granted a pro rata share in such waiver, release or termination.

Pursuant to the Sponsor Letter Agreement, the Founder Shares not forfeited will be converted into one share of Pubco common stock in connection with the Closing.

The insiders who are party to the Sponsor Letter Agreement include our directors and executive officers, Matt Higgins, Christine Pantoya, Austin Simon, Bobbi Brown, Albert Carey, Priya Dogra, Mark Gerson, Emmett Shine and Vicky Free.

Lockup Agreements

In connection with the execution of the Business Combination Agreement, certain Kin stockholders have entered into lockup agreements (the “Lockup Agreements”) with Omnichannel. Pursuant to the Lockup Agreements, each stockholder may not, with limited exceptions, transfer shares until the earlier of (i) 180 days after Closing or (ii) the date on which Omnichannel completes a liquidation, merger or similar transaction that occurs after Closing that results in all Omnichannel stockholders having the right to exchange Class A common stock for cash, securities or other property. In the event that Pubco waives, releases, or terminates the lockup provision in the Sponsor Letter Agreement (such agreement discussed above) with respect to any shares held by Sponsors, then the holders of the common stock subject to this Lockup Agreement shall be granted a pro rata share in such waiver, release or termination. Following the Closing, approximately 73.6% of shares of Pubco common stock will be subject to lockups, including 5,162,500 shares of Pubco common stock subject to lockups in accordance with the terms of the Sponsor Letter Agreement.

Registration Rights Agreement

In connection with the execution of the Business Combination Agreement, Kin equityholders have entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with Omnichannel and Sponsor. Pursuant to the Registration Rights Agreement, within 30 days of Closing, Pubco will file a registration statement registering for resale the (i) Omnichannel common stock held by the Sponsor as converted into the Pubco common stock post-Closing; (ii) the Private Placement Warrants, (iii) any Pubco common stock or warrants held by a holder signatory to the Registration Rights Agreement, (iv) Pubco common stock acquired by any holder signatory to the Registration Rights Agreement upon the exercise of a warrant or similar right, (v) any shares or warrants otherwise acquired by a holder signatory to the Registration Rights Agreement, and (vi) any other equity security issued with respect to any of (i)-(v) pursuant to a reorganization, stock split, stock dividend or like transaction. Pubco shall thereafter maintain a registration statement that is continuously effective and shall cause the registration statement to become effective again in the event that it ceases to be effective. At any time that the registration statement is effective, any holder signatory to the Registration Rights Agreement may request to sell all or a portion of its securities that are registrable in an underwritten offering pursuant to the registration statement.

The holders who are signatories to the Registration Rights Agreement also have customary piggyback registration rights. Pursuant to the Registration Rights Agreement, Pubco agrees to indemnify the holders of registrable securities who are signatories to the agreement along with their affiliates and representatives. The holders agree to indemnify Pubco with respect to any registration statement made pursuant to the agreement.

Kin

Director and Executive Officer Compensation

Please see “Kin’s Executive and Director Compensation” for information regarding the compensation of the directors and executive officers of Kin.

Investors’ Rights Agreement

On May 7, 2021, Kin entered into an amended and restated investors’ rights agreement with the purchasers of Kin preferred stock, including entities with which certain of Kin’s officers and directors are affiliated. Upon the consummation of the Business Combination, the amended and restated investors’ rights agreement is expected to be terminated.

Voting Agreement

On May 7, 2020, Kin entered into an amended and restated voting agreement with certain holders of Kin capital stock. Upon the consummation of the Business Combination, the amended and restated voting agreement is expected to be terminated.

Right of First Refusal and Co-Sale Agreement

On May 7, 2021, Kin entered into an amended and restated right of first refusal and co-sale agreement with certain holders of Kin capital stock. Upon the consummation of the Business Combination, the amended and restated right of first refusal and co-sale agreement is expected to be terminated.

Commercial Transactions

On April 15, 2021, Kin entered into a Master Services Agreement and a Statement of Work with VaynerMedia, LLC (“VaynerMedia”), pursuant to which VaynerMedia performs certain advertising, marketing, promotional, and/or consulting services for and on behalf of Kin, and on June 15, 2021, Kin entered into a Media Buy Authorization Agreement with VaynerMedia, pursuant to which VaynerMedia acts as Kin’s agent to purchase certain media for and on behalf of Kin. VaynerMedia is majority owned by Gary Vaynerchuck, an operating advisor of Omnichannel. RSE Ventures, for which Mr. Higgins serves as Chief Executive officer, also has a minority interest in VaynerMedia. To date, Kin has incurred a total of approximately $565,300 in fees to VaynerMedia, LLC and $735,000 in pass through working dollars and costs to other vendors under these agreements.

Policies and Procedures for Related Person Transactions

Effective upon the consummation of the Business Combination, the board of directors of Pubco will adopt a written related person transaction policy that will set forth the following policies and procedures for the review and approval or ratification of related person transactions. A “related person transaction” is a transaction, arrangement or relationship in which Pubco or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

•        any person who is, or at any time during the applicable period was, one of Pubco’s executive officers or directors;

•        any person who is known by the Pubco to be the beneficial owner of more than 5% of Pubco’s voting stock;

•        any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother- in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of Pubco’s voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of Pubco’s voting stock; and

•        any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

Pubco will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee will have the responsibility to review related party transactions.

LEGAL MATTERS

Winston & Strawn LLP will pass upon the validity of the Pubco common stock issued in connection with the Business Combination and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The financial statements of Omnichannel Acquisition Corp. as of December 31, 2020 and for the period from September 9, 2020 (inception) through December 31, 2020 included in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Kin Insurance, Inc. as of December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, Omnichannel and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, Omnichannel will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement/prospectus may likewise request that Omnichannel deliver single copies of the proxy statement/prospectus in the future. Stockholders may notify Omnichannel of their requests by calling or writing Omnichannel at its principal executive offices First Floor West, 51 John F. Kennedy Parkway, Millburn, NJ 07078.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax considerations for holders of shares of Omnichannel Class A common stock that elect to have their Omnichannel Class A common stock redeemed for cash if the Business Combination is completed. This discussion applies only to Omnichannel Class A common stock that is held as a capital asset for U.S. federal income tax purposes. This discussion is limited to U.S. federal income tax considerations, and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, such as:

•        financial institutions or financial services entities;

•        broker-dealers;

•        insurance companies;

•        dealers or traders subject to a mark-to-market method of accounting with respect to shares of Omnichannel Class A common stock or Kin common stock;

•        persons holding Omnichannel Class A common stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

•        U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•        “specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        U.S. expatriates or former long-term residents of the United States;

•        governments or agencies or instrumentalities thereof;

•        regulated investment companies (RICs) or real estate investment trusts (REITs);

•        persons that directly, indirectly or constructively own five percent or more (by vote or value) of Omnichannel Class A common stock or Kin common stock;

•        persons who received their shares of Omnichannel Class A common stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•        partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes); and

•        tax-exempt entities.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Omnichannel Class A common stock, the U.S. federal income tax treatment of the partners in the partnership will generally depend on the status of the partners and the activities of the partnership. Partnerships and their partners should consult their tax advisors with respect to the tax consequences to them of the Business Combination.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

We have not sought, and do not expect to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Adoption of the Proposed Charter

Holders of Omnichannel Class A common stock will not recognize any gain or loss under U.S. federal income tax laws as a result of the adoption of the Proposed Charter in connection with the Business Combination. Such holder will have the same basis in its Pubco common stock after the adoption of the Proposed Charter as that holder has in the corresponding Omnichannel Class A common stock immediately prior to the adoption of the Proposed Charter and such holder’s holding period in the Pubco common stock will include the holder’s holding period in the corresponding Omnichannel Class A common stock.

Redemption of Omnichannel Class A Common Stock

In the event that a holder’s shares of Omnichannel Class A common stock are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section entitled “The Special Meeting — Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of shares of Omnichannel Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of Omnichannel Class A common stock, a U.S. holder (as defined below) will be treated as described below under the section entitled “— U.S. Holders — Taxation of Redemption Treated as a Sale of Omnichannel Class A Common Stock,” and a Non-U.S. holder (as defined below) will be treated as described under the section entitled “— Non-U.S. Holders — Taxation of Redemption Treated as a Sale of Omnichannel Class A Common Stock.” If the redemption does not qualify as a sale of shares of Omnichannel Class A common stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “— U.S. Holders — Taxation of Redemption Treated as a Distribution,” and the tax consequences to a Non-U.S. holder described below under the section entitled “— Non-U.S. Holder — Taxation of Redemption Treated as a Distribution.”

Whether a redemption of shares of Omnichannel Class A common stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning Private Placement Warrants or Public warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the Business Combination or the Private Placement) relative to all of our shares outstanding both before and after the redemption. The redemption of Omnichannel Class A common stock generally will be treated as a sale of Omnichannel Class A common stock (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the holder, (2) results in a “complete termination” of the holder’s interest in us or (3) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it under certain attribution rules set forth in the Code. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include Omnichannel Class A common stock which could be acquired pursuant to the exercise of the Private Placement Warrants or the Public warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination or the Private Placement generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of Omnichannel Class A common stock must, among other requirements, be less than eighty percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of Omnichannel Class A common stock and the Omnichannel Class A common stock to be issued pursuant to the Business Combination or the Private Placement). There will be a complete termination of a holder’s interest if either (1) all of the shares of our stock actually and constructively owned by the holder are redeemed or (2) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other shares of our stock (including any stock constructively owned by the holder as a result of owning warrants). The redemption of Omnichannel Class A common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares of Omnichannel Class A common stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such a U.S. holder will be as described below under the section entitled “U.S. Holders — Taxation of Redemption Treated as a Distribution,” and the tax effects to such a Non-U.S. holder will be as described below under the section entitled “Non-U.S. Holders — Taxation of Redemption Treated as a Distribution.” After the application of those rules, any remaining tax basis of the holder in the redeemed Omnichannel Class A common stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.

Each holder should consult with its own tax advisors as to the tax consequences of a redemption.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of Omnichannel Class A common stock who or that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust if (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a United States person.

Taxation of Redemption Treated as a Distribution.    If our redemption of a U.S. holder’s shares of Omnichannel Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of Omnichannel Class A Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in its shares of our Omnichannel Class A common stock. Any remaining excess will be treated as gain realized on the sale of shares of our Omnichannel Class A common stock and will be treated as described below under the section entitled “— U.S. Holders — Taxation of Redemption Treated as a Sale of Omnichannel Class A Common Stock.”

Dividends we pay to a U.S. holder that is a taxable corporation will be taxable at regular rates and generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividend income” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the Omnichannel

Class A common stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Taxation of Redemption Treated as a Sale of Omnichannel Class A Common Stock.    If our redemption of a U.S. holder’s shares of Omnichannel Class A common stock is treated as a sale, as discussed above under the section entitled “— Redemption of Omnichannel Class A Common Stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the redemption and the U.S. holder’s adjusted tax basis in the shares of Omnichannel Class A common stock redeemed. A U.S. holder’s adjusted tax basis in its Omnichannel Class A common stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its shares of Omnichannel Class A common stock treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Omnichannel Class A common stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the Omnichannel Class A common stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. holders generally will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

U.S. holders who hold different blocks of Omnichannel Class A common stock (shares of Omnichannel Class A common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. holder.” A Non-U.S. holder is a beneficial owner of Omnichannel Class A common stock who, or that is, for U.S. federal income tax purposes:

•        a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•        a foreign corporation; or

•        an estate or trust that is not a U.S. holder.

Taxation of Redemption Treated as a Distribution.    If our redemption of a Non-U.S. holder’s shares of Omnichannel Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of Omnichannel Class A Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of thirty percent (30%), unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our Omnichannel Class A common stock redeemed and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized on the sale of the Omnichannel Class A common stock, which will be treated as described below under the section entitled “— Non-U.S. Holders — Taxation of Redemption Treated as a Sale of Omnichannel Class A Common Stock.”

Because it may not be certain at the time a Non-U.S. holder is redeemed whether such Non-U.S. holder’s redemption will be treated as a sale of shares or a distribution constituting a dividend, and because such determination will depend in part on a Non-U.S. holder’s particular circumstances, we or the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, we or the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. holder in redemption of such Non-U.S. holder’s Omnichannel Class A common stock, unless (i) we or the applicable withholding agent have established special procedures allowing Non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above under the section entitled “— Redemption of Omnichannel Class A Common Stock”). However, there can be no assurance that we or any applicable withholding agent will establish such special certification procedures. If we or an applicable withholding agent withhold excess amounts from the amount payable to a Non-U.S. holder, such Non-U.S. holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.

The withholding tax described above does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. holder that is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower applicable income tax treaty rate).

Taxation of Redemption Treated as a Sale of Omnichannel Class A Common Stock.    If our redemption of a Non-U.S. holder’s shares of Omnichannel Class A common stock is treated as a sale of Omnichannel Class A common stock, as discussed above under the section entitled “— Redemption of Omnichannel Class A Common Stock,” subject to the discussions of FATCA (as defined below) and backup withholding below, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized in connection with the redemption, unless:

•        the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);

•        such Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or

•        we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of redemption or the period that the Non-U.S. holder held our Omnichannel Class A common stock and, in the case where shares of our Omnichannel Class A common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than five percent (5%) of our Omnichannel Class A common stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the shares of our Omnichannel Class A common stock. There can be no assurance that our Omnichannel Class A common stock is or has been treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a corporate Non-U.S. holder may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or a lower applicable income tax treaty rate). If the second bullet point applies to a Non-U.S. holder, such Non-U.S. holder will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of thirty percent (30%).

If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder in connection with the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such redemption.

We believe that we are not, and have not been at any time since our formation, a United States real property holding corporation and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.

Information Reporting and Backup Withholding

Payments of cash as a result of our redemption of our Omnichannel Class A common stock may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

A Non-U.S. holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on Omnichannel Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to tax authorities of the country in which the Non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

FATCA Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of thirty percent (30%) on payments of dividends (including amounts treated as dividends received pursuant to a redemption of stock) on our Omnichannel Class A common stock. Thirty percent (30%) withholding under FATCA was scheduled to apply to the gross proceeds of a disposition of any stock, debt instrument, or other property that can produce U.S.- source dividends or interest beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued.

In general, no such withholding will be required with respect to a U.S. holder or an individual Non-U.S. holder that timely provides the certifications required on a valid IRS Form W-9 or W-8, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution or a nonfinancial foreign entity generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisors regarding the effects of FATCA on a redemption of Omnichannel Class A common stock.

Qualification of the Merger of Merger Sub with and into Kin as a Reorganization

Omnichannel and Kin intend for the merger of Merger Sub with and into Kin, pursuant to which Kin will survive the merger as a wholly owned subsidiary of Pubco (the “Merger”), to be treated as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. Although qualification of the Merger as a reorganization is not a condition to Omnichannel’s or Kin’s obligation to complete the Business Combination, Latham & Watkins LLP, counsel to Kin, intends to provide an opinion that, on the basis of facts, assumptions, representations and exclusions set forth or described in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. This opinion will be based on customary assumptions and on representations, warranties and covenants by Omnichannel and Kin (and other relevant parties). If any of these assumptions, representations, warranties or covenants is incorrect, incomplete or inaccurate or is violated, the validity of the opinion described above may be affected. An opinion of counsel represents counsel’s best legal judgment but is not binding on the Internal Revenue Service or the courts, so there can be no certainty that the Internal Revenue Service will not challenge the conclusion reflected in the opinion or that a court will not sustain such a challenge. Omnichannel and Kin have not requested and do not intend to request any ruling from the Internal Revenue Service as to the United States federal income tax treatment of the Merger.

STOCKHOLDER PROPOSALS AND NOMINATIONS

In addition to any other requirements under applicable law and the Pubco Bylaws, for business to be properly brought before an annual or special meeting by a stockholder, the Pubco Bylaws provide that the stockholder must give timely notice in written form to Pubco’s secretary and such business must be a proper matter for stockholder action. Notice, to be timely, must be received at least 90 days, but no more than 120 days, prior to the first anniversary date of the immediately preceding annual meeting of stockholders; provided that if, and only if, the annual meeting is not scheduled to be held within a period that commences within 30 days before such anniversary date and ends within 60 days after such anniversary date, to be timely, notice by the stockholder must be received by the close of business on the later of (i) the 90th day before the meeting or (ii) the 10th day following the day on which the date of the annual meeting is first publicly announced or disclosed.

Any notice must include the following information: (i) whether the stockholder is providing the notice at the request of a beneficial holder of shares, whether the stockholder, any such beneficial holder or any nominee has any agreement, arrangement or understanding with, or has received any financial assistance, funding or other consideration from, any other person with respect to the investment by the stockholder or such beneficial holder in Pubco or the matter the notice relates to, and the details thereof, including the name of such other person (the stockholder, any beneficial holder on whose behalf the notice is being delivered, any nominees listed in the notice and any persons with whom such agreement, arrangement or understanding exists or from whom such assistance has been obtained are hereinafter collectively referred to as “Interested Persons”); (ii) the name and record address of all Interested Persons; (iii) a complete listing of all equity securities and debt instruments (including loans or capital market instruments) of Pubco or its subsidiaries that are directly or indirectly owned beneficially and of record by the Interested Persons; (iv) whether, and the extent to which, any hedging, derivative or other transaction is in place or has been entered into within the prior six months preceding the date of delivery of the notice by or for the benefit of any Interested Person with respect to Pubco or its subsidiaries or any of their respective securities, debt instruments or credit ratings, the effect or intent of which transaction is to give rise to gain or loss as a result of changes in the trading price of such securities or debt instruments or changes in the credit ratings for Pubco, its subsidiaries or any of their respective securities or debt instruments (or, more generally, changes in the perceived creditworthiness of Pubco or its subsidiaries), or to increase or decrease the voting power of such Interested Person, and if so, a summary of the material terms of such transaction; (v) a representation that the stockholder is a holder of record of stock of Pubco that would be entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose the matter set forth in the notice; (vi) a representation regarding whether any Interested Person will be or is part of a group that will (x) deliver a proxy statement or form of proxy to holders of at least the percentage of the voting power of Pubco’s outstanding capital stock required to approve or adopt the proposal or elect the nominee or (y) otherwise solicit proxies or votes from stockholders in support of such proposal or nomination; (vii) a certification regarding whether the Interested Persons have complied with all applicable federal, state and other legal requirements in connection with the acquisition of shares of capital stock or other securities of Pubco; and (viii) any other information relating to the Interested Persons required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder. Any notice relating to the nomination of directors must also contain (i) the information regarding each nominee required by paragraphs (a), (e) and (f) of Item 221 of Regulation S-K adopted by the SEC, (ii) each nominee’s signed consent to serve as a director of Pubco if elected and (iii) whether each nominee is eligible for consideration as an independent director under the relevant standards contemplated by Item 407(a) of Regulation S-K.

A stockholder shall update and supplement its notice to Pubco’s secretary, if necessary, so that the information provided or required to be provided in such notice as described above will be true and correct as of the record date for notice of the annual meeting and as of the date that is 15 days prior to the annual meeting or any adjournment or postponement thereof; provided that if the record date for determining the stockholders entitled to vote at the meeting is less than 15 days prior to the meeting or any adjournment or postponement thereof, the information will be supplemented and updated as of such later date.

STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with Omnichannel’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Omnichannel Acquisition Corp., 485 Springfield Avenue #8, Summit, NJ 07901. Following the Business Combination, such communications should be sent to Pubco, 55 W. Monroe, Suite 2200, Chicago, IL 60603. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

WHERE YOU CAN FIND MORE INFORMATION

Omnichannel has filed with the SEC a registration statement on Form S-4, as amended, under the Securities Act with respect to the securities offered by this proxy statement/prospectus. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to Omnichannel and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of Omnichannel’s or Kin’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the proxy statement/prospectus and the exhibits filed with the registration statement for copies of the actual contract, agreement or other document.

Upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, Pubco will be subject to the information and periodic reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. Omnichannel files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Omnichannel’s or Pubco’s SEC filings, including Pubco’s registration statement and Omnichannel’s proxy statement/prospectus, over the internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact Omnichannel by telephone or in writing:

Omnichannel Acquisition Corp.
First Floor West
51 John F. Kennedy Parkway
Millburn, NJ 07078
(908) 271-6641

You may also obtain these documents by requesting them in writing or by telephone from Omnichannel’s proxy solicitation agent at the following address and telephone number:

Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902
Tel: (800) 662-5200
Banks and brokers call collect: (203) 658-9400
E-mail: OCA.info@investor.morrowsodali.com

If you are a stockholder of Omnichannel and would like to request documents, please do so no later than five business days before the Special Meeting in order to receive them before the Special Meeting. If you request any documents from Omnichannel, Omnichannel will mail them to you by first-class mail, or another equally prompt means.

This document is a prospectus of Pubco and a proxy statement of Omnichannel for Omnichannel’s Special Meeting of stockholders. Neither Kin nor Omnichannel has authorized anyone to give any information or make any representation about the Business Combination, Pubco or Omnichannel that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Omnichannel has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

Omnichannel Acquisition Corp.

Audited Financial Statements

Unaudited Financial Statements

Kin Insurance, Inc.

Audited Financial Statements

Unaudited Financial Statements

Page
Condensed Consolidated Balance Sheets at June 30, 2021 and December 31, 2020	F-87
Condensed Consolidated Statements of Operations for the three months ended June 30, 2021 and 2020	F-89
Condensed Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Owners’ Equity for the three months ended June 30, 2021 and 2020	F-90
Condensed Consolidated Statements of Cash Flows for the three months ended June 30, 2021 and 2020	F-91
Notes to Condensed Consolidated Financial Statements	F-93

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
Omnichannel Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Omnichannel Acquisition Corp. (the “Company”) as of December 31, 2020, the related statements of operations, changes in stockholders’ equity and cash flows for the period from September 9, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from September 9, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Financial Statements

As discussed in Note 2 to the financial statements, the Securities and Exchange Commission issued a public statement entitled Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “SEC Staff Statement”) on April 12, 2021, which discusses the accounting for certain warrants as liabilities. The Company previously accounted for its warrants as equity instruments. Management evaluated its warrants against the Public Statement, and determined that the warrants should be accounted for as liabilities. Accordingly, the 2020 financial statements have been restated to correct the accounting and related disclosure for the warrants.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to complete a business combination by May 24, 2022 then the Company will cease all operations except for the purpose of liquidating. The date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York
June 3, 2021

OMNICHANNEL ACQUISITION CORP.
BALANCE SHEET
As Restated — See Note 2

December 31, 2020

Assets:
Current assets:
Cash	$821,080
Prepaid expenses	627,614
Total current assets	1,448,694
Investments held in Trust Account	206,498,802
Total Assets	$207,947,496

Liabilities and Stockholders’ Equity:
Current liabilities:
Accounts payable	$3,728
Accounts payable – related party	8,000
Accrued expenses	182,577
Due to related party	6,252
Franchise tax payable	61,420
Total current liabilities	261,977
Derivative warrant liabilities	21,226,950
Deferred underwriting commissions	7,227,500
Total liabilities	28,716,427

Commitments and Contingencies
Class A common stock, $0.0001 par value; 17,423,106 shares subject to possible redemption at $10.00 per share	174,231,060

Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 380,000,000 shares authorized; 3,226,894 shares issued and outstanding (excluding 17,423,106 shares subject to possible redemption)	322
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 5,750,000 shares issued and outstanding(1)	575
Additional paid-in capital	8,880,763
Accumulated deficit	(3,881,651)
Total stockholders’ equity	5,000,009
Total Liabilities and Stockholders’ Equity	$207,947,496

____________

(1)      This number included up to 750,000 shares of Class B common stock subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters. On November 30, 2020, the underwriters partially exercised the over-allotment option to purchase an additional 650,000 Units; thus, only 587,500 shares of Class B common stock remain subject to forfeiture at December 31, 2020.

The accompanying notes are an integral part of these financial statements.

OMNICHANNEL ACQUISITION CORP.
STATEMENT OF OPERATIONS
As Restated — See Note 2

For the Period from September 9, 2020 (inception) through December 31, 2020

General and administrative expenses	$173,165
General and administrative expenses – related party	8,000
Franchise tax expense	61,420
Loss from operations	(242,585)

Other income (expense):
Loss upon issuance of private placement warrants	(1,103,400)
Change in fair value of derivative warrant liabilities	(1,810,050)
Offering costs associated with derivative warrant liabilities	(724,418)
Loss from investments held in Trust Account	(1,198)
Earnings before income taxes	(3,881,651)
Income tax benefit	—
Net loss	(3,881,651)

Weighted average shares outstanding of Class A common stock, basic and diluted	20,547,368

Basic and diluted net loss per share, Class A	$(0.00)

Weighted average shares outstanding of Class B common stock, basic and diluted(1)	5,055,914

Basic and diluted net loss per share, Class B	$(0.55)

____________

(1)      This number excludes up to 750,000 shares of Class B common stock subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters. On November 30, 2020, the underwriters partially exercised the over-allotment option to purchase an additional 650,000 Units; thus, only 587,500 shares of Class B common stock remain subject to forfeiture at December 31, 2020.

The accompanying notes are an integral part of these financial statements.

OMNICHANNEL ACQUISITION CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
As Restated — See Note 2

For the Period from September 9, 2020 (inception) through December 31, 2020

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – September 9, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to initial stockholders(1)	—	—	5,750,000	575	24,425	—	25,000
Sale of units in initial public offering, less allocation to derivative warrant liabilities for Public warrants	20,650,000	2,065	—	—	194,314,435	—	194,316,500
Offering costs	—	—	—	—	(11,228,780)	—	(11,228,780)
Class A common stock subject to possible redemption	(17,423,106)	(1,743)	—	—	(174,229,317)	—	(174,231,060)
Net loss	—	—	—	—	—	(3,881,651)	(3,881,651)
Balance – December 31, 2020	3,226,894	$322	5,750,000	$575	$8,880,763	$(3,881,651)	$5,000,009

____________

(1)      This number included up to 750,000 shares of Class B common stock subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters. On November 30, 2020, the underwriters partially exercised the over-allotment option to purchase an additional 650,000 Units; thus, only 587,500 shares of Class B common stock remain subject to forfeiture at December 31, 2020.

The accompanying notes are an integral part of these financial statements.

OMNICHANNEL ACQUISITION CORP.
STATEMENT OF CASH FLOWS
As Restated — See Note 2

For the Period from September 9, 2020 (inception) through December 31, 2020

Cash Flows from Operating Activities:
Net loss	$(3,881,651)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss upon issuance of private placement warrants	1,103,400
Offering costs associated with derivative warrant liabilities	724,418
Change in fair value of derivative warrant liabilities	1,810,050
Loss on investments held in Trust Account	1,198
Changes in operating assets and liabilities:
Prepaid expenses	(627,614)
Accounts payable	3,728
Accounts payable – related party	8,000
Accrued expenses	107,577
Franchise tax payable	61,420
Due to related party	6,252
Net cash used in operating activities	(683,222)

Cash Flows from Investing Activities
Cash deposited in Trust Account	(206,500,000)
Net cash used in investing activities	(206,500,000)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B common stock to Sponsor	25,000
Proceeds from note payable to related party	43,913
Repayment of note payable to related party	(104,788)
Proceeds received from initial public offering, gross	206,500,000
Proceeds received from private placement	6,130,000
Offering costs paid	(4,589,823)
Net cash provided by financing activities	208,004,302

Net increase in cash	821,080
Cash – beginning of the period	—
Cash – end of the period	$821,080

Supplemental disclosure of noncash activities:
Offering costs included in accrued expenses	$75,000
Deferred underwriting commissions in connection with the initial public offering	$7,227,500
Initial value of Class A common stock subject to possible redemption	$170,500,700
Change in Value of Class A common stock subject to possible redemption	$3,730,360

The accompanying notes are an integral part of these financial statements.

OMNICHANNEL ACQUISITION CORP.
Notes to Financial Statements

Note 1 — Description of Organization and Business Operations

Omnichannel Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on September 9, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of December 31, 2020, the Company had not commenced any operations. All activity for the period from September 9, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”), described below, and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on investments from the proceeds derived from the Initial Public Offering (as defined below). The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Omnichannel Sponsor LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective November 19, 2020. On November 24, 2020, the Company consummated its Initial Public Offering of 20,000,000 units (the “Units”) at $10.00 per Unit, generating gross proceeds of $200.0 million, and incurring offering costs of approximately $11.6 million, inclusive of $7.0 million in deferred underwriting commissions (Note 6). The Company granted the underwriters in the Initial Public Offering (the “Underwriters”) a 45-day option to purchase up to 3,000,000 additional units to cover over-allotments, if any. The Underwriters partially exercised the over-allotment option and on November 30, 2020, the underwriters purchased an additional 650,000 Units (the “Over-Allotment Units”), generating gross proceeds of $6.5 million, and incurred additional offering costs of $357,500 in underwriting fees (inclusive of $227,500 in deferred underwriting fees) (the “Over-Allotment”).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 6,000,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant to the Sponsor, generating proceeds of $6.0 million (Note 5). Simultaneously with the closing of the Over-Allotment on November 30, 2020, the Company consummated the second closing of the Private Placement, resulting in the purchase of an aggregate of an additional 130,000 Private Placement Warrants by the Sponsor, generating gross proceeds to the Company of $130,000.

Upon the closing of the Initial Public Offering, the Over-Allotment and the Private Placement, $206.5 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the Initial Public Offering, the Over-Allotment and of the Private Placement Warrants in the Private Placement were placed in a trust account (“Trust Account”), located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as determined by the Company, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-business combination company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

OMNICHANNEL ACQUISITION CORP.
Notes to Financial Statements

Note 1 — Description of Organization and Business Operations (cont.)

The Company provides the holders of the Company’s outstanding shares of Class A common stock (the “Public Stockholders”), par value $0.0001 per share, sold in the Initial Public Offering (the “Public Shares”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $10.00 per Public Share). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). These Public Shares are recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”). The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its amended and restated certificate of incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the Initial Stockholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 45) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Stockholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

The Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor and the Company’s officers and directors (the “Initial Stockholders”) agreed not to propose an amendment to the Amended and Restated Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 18 months from the closing of the Initial Public Offering, or May 24, 2022 (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

OMNICHANNEL ACQUISITION CORP.
Notes to Financial Statements

Note 1 — Description of Organization and Business Operations (cont.)

The Initial Stockholders agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to the deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) not will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity and Capital Resources

As of December 31, 2020, the Company had approximately $821,000 in cash, and working capital of approximately $1.2 million (excluding tax obligations of approximately $61,000 that may be paid using investment income earned from the Trust Account).

The Company’s liquidity needs had been satisfied through a capital contribution of $25,000 from the Sponsor to purchase the Founder Shares (as defined below), the loan under the Note from the Sponsor of approximately $105,000 (see Note 5) to the Company, and the net proceeds from the consummation of the Private Placement not held in the Trust Account. The Company fully repaid the Note on November 24, 2020. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 5). As of December 31, 2020, there were no amounts outstanding under any Working Capital Loans.

In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements — Going Concern,” management has determined that the mandatory liquidation date and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to complete a business combination by May 24, 2022 then the Company will cease all operations except for the purpose of liquidating. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after May 24, 2022.

Risks and Uncertainties

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus (the “COVID-19 outbreak”). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve. The impact of the COVID-19 outbreak on the Company’s results of operations, financial position and cash

OMNICHANNEL ACQUISITION CORP.
Notes to Financial Statements

Note 1 — Description of Organization and Business Operations (cont.)

flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of the COVID-19 outbreak on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results of operations, financial position and cash flows may be materially adversely affected. Additionally, the Company’s ability to complete an Initial Business Combination may be materially adversely affected due to significant governmental measures being implemented to contain the COVID-19 outbreak or treat its impact, including travel restrictions, the shutdown of businesses and quarantines, among others, which may limit the Company’s ability to have meetings with potential investors or affect the ability of a potential target company’s personnel, vendors and service providers to negotiate and consummate an Initial Business Combination in a timely manner. The Company’s ability to consummate an Initial Business Combination may also be dependent on the ability to raise additional equity and debt financing, which may be impacted by the COVID-19 outbreak and the resulting market downturn.

Note 2 — Restatement of Previously Issued Financial Statements

In May 2021, the Audit Committee of the Company, in consultation with management, concluded that, because of a misapplication of the accounting guidance related to its warrants issued in the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants to purchase Class A common stock that the Company issued in November 2020 (collectively, the “Warrants”), the Company’s previously issued financial statements for the Affected Period should no longer be relied upon. As such, the Company is restating its financial statements for the Affected Period included in this Annual Report.

On April 12, 2021, the staff of the Securities and Exchange Commission (the “SEC Staff”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”). In the SEC Staff Statement, the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity. Since issuance on November 24, 2020, the Company’s warrants were accounted for as equity within the Company’s previously reported balance sheet. After discussion and evaluation, including with the Company’s independent registered public accounting firm and the Company’s audit committee, management concluded that the warrants should be presented as liabilities with subsequent fair value remeasurement.

Historically, the Warrants were reflected as a component of equity as opposed to liabilities on the balance sheet and the statement of operations did not include the subsequent non-cash changes in estimated fair value of the Warrants, based on our application of FASB ASC Topic 815-40, “Derivatives and Hedging, Contracts in Entity’s Own Equity” (“ASC 815-40”). The views expressed in the SEC Staff Statement were not consistent with the Company’s historical interpretation of the specific provisions within its warrant agreement and the Company’s application of ASC 815-40 to the warrant agreement. The Company reassessed its accounting for Warrants issued on November 24, 2020, in light of the SEC Staff’s published views. Based on this reassessment, management determined that the Warrants should be classified as liabilities measured at fair value upon issuance, with subsequent changes in fair value reported in the Company’s statement of operations each reporting period.

OMNICHANNEL ACQUISITION CORP.
Notes to Financial Statements

Note 2 — Restatement of Previously Issued Financial Statements (cont.)

Impact of the Restatement

The impact of the restatement on the balance sheet and statement of operations for the Affected Period is presented below. The restatement had no impact on net cash flows from operating, investing or financing activities.
	As of December 31, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Balance Sheet
Total assets	$207,947,496	$—	$207,947,496
Liabilities, redeemable non-controlling interest and stockholders’ equity
Total current liabilities	$261,977	$—	$261,977
Deferred underwriting commissions	7,227,500	—	7,227,500
Derivative warrant liabilities	—	21,226,950	21,226,950
Total liabilities	7,489,477	21,226,950	28,716,427
Class A common stock, $0.0001 par value; shares subject to possible redemption	195,458,010	(21,226,950)	174,231,060
Stockholders’ equity
Preferred stock – $0.0001 par value	—	—	—
Class A common stock – $0.0001 par value	110	212	322
Class B common stock – $0.0001 par value	575	—	575
Additional paid-in-capital	5,243,107	3,637,656	8,880,763
Accumulated deficit	(243,783)	(3,637,868)	(3,881,651)
Total stockholders’ equity	5,000,009	—	5,000,009
Total liabilities and stockholders’ equity	$207,947,496	$—	$207,947,496
	Period From September 9, 2020 (Inception) Through December 31, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Statement of Operations and Comprehensive Loss
Loss from operations	$(242,585)	$—	$(242,585)
Other income (expense):
Loss upon issuance of private placement warrants		(1,103,400)	(1,103,400)
Offering costs associated with derivative warrant liabilities		(724,418)	(724,418)
Change in fair value of derivative warrant liabilities	—	(1,810,050)	(1,810,050)
Loss from investments held in Trust Account	(1,198)	—	(1,198)
Earnings before income taxes	(243,783)	(3,637,868)	(3,881,651)
Income tax benefit
Net loss	$(243,783)	$(3,637,868)	$(3,881,651)

Basic and Diluted weighted-average Class A common shares outstanding	20,547,368	—	20,547,368
Basic and Diluted net income per Class A common shares	$(0.00)	—	$(0.00)
Basic and Diluted weighted-average Class B common shares outstanding	5,055,914	—	5,055,914
Basic and Diluted net loss per Class B common shares	$(0.05)	(0.50)	$(0.55)

OMNICHANNEL ACQUISITION CORP.
Notes to Financial Statements

Note 2 — Restatement of Previously Issued Financial Statements (cont.)

In addition, the impact to the balance sheet dated November 24, 2020, filed on Form 8-K on December 1, 2020 related to the impact of accounting for the public and private warrants as liabilities at fair value resulted in an $18.9 million increase to the derivative warrant liabilities line item at November 24, 2020 and offsetting decrease to the Class A common stock subject to possible redemption temporary equity line item. There is no change to total stockholders’ equity at the reported balance sheet date.
	As of November 24, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Balance Sheet
Total assets	$202,148,859	$—	$202,148,859
Liabilities, redeemable non-controlling interest and stockholders’ equity
Total current liabilities	$768,154	$—	$768,154
Deferred underwriting commissions	7,000,000	—	7,000,000
Derivative warrant liabilities	—	18,880,000	18,880,000
Total liabilities	7,768,154	18,880,000	26,648,154
Class A common stock, $0.0001 par value; shares subject to possible redemption	189,380,700	(18,880,000)	170,500,700
Stockholders’ equity
Preferred stock – $0.0001 par value	—	—	—
Class A common stock – $0.0001 par value	106	189	295
Class B common stock – $0.0001 par value	575	—	575
Additional paid-in-capital	5,047,921	1,783,139	6,831,060
Accumulated deficit	(48,597)	(1,783,328)	(1,831,925)
Total stockholders’ equity	5,000,005	—	5,000,005
Total liabilities and stockholders’ equity	$202,148,859	$—	$202,148,859

Note 3 — Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars, in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

As described in Note 2 — Restatement of Previously Issued Financial Statements a, the Company’s financial statements for the period from September 9, 2020 (inception) through December 31, 2020 (the “Affected Period”), are restated in this Annual Report on Form 10-K/A (Amendment No. 1) (this “Annual Report”) to correct the misapplication of accounting guidance related to the Company’s Warrants in the Company’s previously issued audited and unaudited condensed financial statements for such periods. The restated financial statements are indicated as “Restated” in the audited and unaudited condensed financial statements and accompanying notes, as applicable. See Note 2 — Restatement of Previously Issued Financial Statements for further discussion.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of

OMNICHANNEL ACQUISITION CORP.
Notes to Financial Statements

Note 3 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2020.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000, and investments held in Trust Account. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Investments Held in the Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these investments are included in interest and dividends from investments held in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information, other than for investments in open-ended money market funds with published daily net asset values (“NAV”), in which case the Company uses NAV as a practical expedient to fair value. The NAV on these investments is typically held constant at $1.00 per unit.

OMNICHANNEL ACQUISITION CORP.
Notes to Financial Statements

Note 3 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Fair Value Measurement

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

As of December 31, 2020, the carrying values of cash, accounts payable, accrued expenses, due to related party and franchise tax payable approximate their fair values due to the short-term nature of the instruments. As of December 31, 2020, the Company’s investments held in Trust Account are comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less and are recognized at fair value. The fair value of investments held in Trust Account is determined using quoted prices in active markets.

The fair value of Public Warrants and Private Warrants was estimated at each measurement date using a binomial/lattice model that assumes optimal exercise of the Company’s redemption option, including the make whole table, at the earliest possible date.

Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of the FASB ASC Topic 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A — “Expenses of Offering.” Offering costs consist of costs incurred in connection with the formation and preparation for the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the statement of operations. Offering costs associated with the Public Shares were charged to stockholders’ equity upon the completion of the Initial Public Offering. Of the total offering costs of the Initial Public Offering, approximately $0.7 million is included in financing costs associated with derivative warrant liabilities in the statement of operations and $11.2 million is included in stockholders’ equity. The Company will keep deferred underwriting commissions classified as a long-term liability due to the uncertain nature of the closing of the business combination and its encumbrance to the trust account.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC 480. Shares of Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Shares of conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified

OMNICHANNEL ACQUISITION CORP.
Notes to Financial Statements

Note 3 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2020, a total of 17,423,106 shares of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Net Loss Per Share of Common Stock

Net loss per share of common stock is computed by dividing net loss applicable to stockholders by the weighted average number of shares of common stock outstanding during the period. The Company has not considered the effect of the warrants sold in the Initial Public Offering and Private Placement to purchase an aggregate of 16,455,000 shares of Class A common stock in the calculation of diluted earnings per share, since their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted earnings per common share is the same as basic earnings per common share for the period presented.

The Company’s statement of operations includes a presentation of income per share for common stock subject to redemption in a manner similar to the two-class method of income per share. Net loss per share, basic and diluted for Class A common stock is calculated by dividing the net loss from investments held in the Trust Account of approximately $1,200 for the period from September 9, 2020 (inception) through December 31, 2020, by the weighted average number of shares of Class A common stock outstanding for the period. Net loss per share, basic and diluted for Class B common stock for the period from September 9, 2020 (inception) through December 31, 2020 is calculated by dividing the net loss of approximately $3.9 million, less amounts allocated to Class A common stock outstanding, by the weighted average number of Class B common stock outstanding for the period.

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge its exposures to cash flow, market or foreign currency risks. Management evaluates all of the Company’s financial instruments, including issued warrants to purchase its Class A common stock, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-40. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The Company issued 10,325,000 warrants to purchase Class A common stock, including Over-Allotment Units, to investors in our Initial Public Offering and issued 6,130,000 Private Placement Warrants. All of the Company’s outstanding warrants are recognized as derivative liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the statement of operations. The fair value of Public Warrants and Private Warrants was estimated at each measurement date using a binomial / lattice model that assumes optimal exercise of the Company’s redemption option, including the make whole table, at the earliest possible date.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

OMNICHANNEL ACQUISITION CORP.
Notes to Financial Statements

Note 3 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have an effect on the Company’s financial statements.

Note 4 — Initial Public Offering

On November 24, 2020, the Company consummated its Initial Public Offering of 20,000,000 Units at $10.00 per Unit, generating gross proceeds of $200.0 million, and incurring offering costs of approximately $11.6 million, inclusive of $7.0 million in deferred underwriting commissions. On November 30, 2020, the underwriters purchased an additional 650,000 Over-Allotment Units, generating gross proceeds of $6.5 million, and incurred additional offering costs of $357,500 in underwriting fees (inclusive of $227,500 in deferred underwriting fees).

Each Unit consists of one share of Class A common stock and one-half of one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

Note 5 — Related Party Transactions

Founder Shares

On September 30, 2020, the Sponsor purchased 10,062,500 shares of the Company’s Class B common stock, par value $0.0001 per share (the “Founder Shares”), for an aggregate price of $25,000. On November 13, 2020 and November 19, 2020, respectively, the Sponsor surrendered 2,875,000 and 1,437,500 shares of Class B common stock to the Company for cancellation for no consideration, resulting in an aggregate of 5,750,000 shares of Class B common stock outstanding. All share and per share amounts were retroactively restated to reflect the share surrenders and cancellations. The Initial Stockholders agreed to forfeit up to 750,000 Founder Shares to the extent that the over-allotment option is not exercised in full by the underwriters, so that the Founder Shares will represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. On November 30, 2020, the underwriters partially exercised the over-allotment option to purchase an additional 650,000 Units; thus, only 587,500 shares of Class B common stock remain subject to forfeiture. The remaining unexercised over-allotment option expired on January 8, 2021; thus, 587,500 shares of Class B common stock held by the Sponsor were forfeited.

The Initial Stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination; and (ii) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the stockholders having the right to exchange their common stock for cash, securities or other property. Notwithstanding the foregoing, if the closing price of Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, the Founder Shares will be released from the lockup.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 6,000,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant to the Sponsor, generating gross proceeds of $6.0 million. Simultaneously with the closing of the Over-Allotment on November 30,

OMNICHANNEL ACQUISITION CORP.
Notes to Financial Statements

Note 5 — Related Party Transactions (cont.)

2020, the Company consummated the second closing of the Private Placement, resulting in the purchase of an aggregate of an additional 130,000 Private Placement Warrants by the Sponsor, generating gross proceeds to the Company of $130,000.

Each whole Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Related Party Loans

On September 30, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan is non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed $104,788 under the Note and fully repaid the Note on November 24, 2020.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company will repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2020, the Company had no borrowings under the Working Capital Loans.

Administrative Services Agreement

The Company entered into an agreement that provided that, commencing on the effective date of the prospectus through the earlier of consummation of the initial Business Combination and the Company’s liquidation, the Company agreed to pay the Sponsor a total of $4,000 per month for secretarial, expense for period and administrative services provided to members of the Company’s management team. We incurred $8,000 in expenses in connection with such services during the period from September 9, 2020(inception) through December 31, 2020, as included in administrative expenses — related party on the accompanying statement of operations. None was paid as of December 31, 2020, and the outstanding balance was included in accounts payable — related party in the accompanying balance sheet.

The Company’s officers or directors will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers or directors, or the Company’s or their affiliates. Any such payments prior to an initial Business Combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such payments, the Company does not expect to have any additional controls in place governing the reimbursement payments to the Company’s directors and officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial Business Combination.

OMNICHANNEL ACQUISITION CORP.
Notes to Financial Statements

Note 6 — Commitments and Contingencies

Registration Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans), are entitled to registration rights pursuant to a registration rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were entitled to an underwriting discount of $0.20 per Unit, or $4.0 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, the underwriters are entitled to a deferred fee of $0.35 per Unit, or $7.0 million in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

In connection with the consummation of the Over-Allotment on November 30, 2020, the underwriters were entitled to an additional fee of $130,000 paid upon closing, and $227,500 in deferred underwriting commissions.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statement. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Note 7 — Derivative Warrant Liabilities

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, it will use its commercially reasonable efforts to file with the SEC and have an effective registration statement covering the shares of the Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of the Class A common stock until the warrants expire or are redeemed. If a registration statement covering the shares of the Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than

OMNICHANNEL ACQUISITION CORP.
Notes to Financial Statements

Note 7 — Derivative Warrant Liabilities (cont.)

$9.20 per share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00” and “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger described under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00:

Once the warrants become exercisable, the Company may redeem the outstanding warrants for cash:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption; and

•        if, and only if, the last reported sale price (the “closing price”) of Class A common stock equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period. Any such exercise would not be on a “cashless” basis and would require the exercising holder to pay the exercise price for each warrant being exercised.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00:

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption, provided that holders will be able to exercise their warrants, but only on a cashless basis, prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A common stock;

OMNICHANNEL ACQUISITION CORP.
Notes to Financial Statements

Note 7 — Derivative Warrant Liabilities (cont.)

•        if, and only if, the closing price of Class A common stock equals or exceeds $10.00 per share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•        if the closing price of Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of Class A common stock for the above purpose shall mean the volume-weighted average price of Class A common stock during the 10 trading days ending on the third trading day immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 shares of Class A common stock per warrant (subject to adjustment).

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 8 — Stockholders’ Equity

Class A Common Stock — The Company is authorized to issue 380,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of December 31, there were 20,650,000 Class A common stock issued and outstanding, including 17,423,106 Class A common stock subject to possible redemption.

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. On September 30, 2020, the Company issued 10,062,500 shares of Class B common stock to the Sponsor. On November 13, 2020 and November 19, 2020, respectively, the Sponsor surrendered 2,875,000 and 1,437,500 shares of Class B common stock to the Company for cancellation for no consideration, resulting in an aggregate of 5,750,000 shares of Class B common stock outstanding. All shares and associated amounts have been retroactively restated to reflect the share surrenders. Of the 5,750,000 shares of Class B common stock outstanding, up to 750,000 shares were subject to forfeiture to the extent that the underwriters’ over-allotment option were not exercised in full or in part, so that the Initial Stockholders will collectively own 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. On November 30, 2020, the underwriters partially exercised the over-allotment option to purchase an additional 650,000 Units; thus, only 587,500 shares of Class B common stock remain subject to forfeiture. The remaining unexercised over-allotment option expired on January 8, 2021; thus, 587,500 shares of Class B common stock held by the Sponsor were forfeited.

Only holders of the Class B common stock have the right to vote on the election of directors prior to the Business Combination. Holders of Class A common stock and holders of Class B common stock vote together as a single class on all other matters submitted to a vote of our stockholders except as required by law.

The Class B common stock will automatically convert into Class A common stock concurrently with or immediately following the consummation of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by Public Stockholders), including the total number of shares of

OMNICHANNEL ACQUISITION CORP.
Notes to Financial Statements

Note 8 — Stockholders’ Equity (cont.)

Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any private placement warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2020, there were no shares of preferred stock issued or outstanding.

Note 9 — Fair Value Measurements

The following table presents information about the Company’s financial assets that are measured at fair value on a recurring basis as of December 31, 2020 by level within the fair value hierarchy:
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account – U.S. Treasury Securities	$206,498,802	$—	$—
Liabilities:
Derivative warrant liabilities – Public warrants	—	—	13,319,250
Derivative warrant liabilities – Private placement warrants	—	—	7,907,700
Total Fair Value	$206,498,802	—	21,226,950

____________

(1)      Matures on May 27, 2021 and excludes $651 of investments held in cash within the Trust Account.

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. There were no transfers between levels of the hierarchy during the period from September 9, 2020 (inception) through December 31, 2020.

The fair value of Public Warrants and Private Warrants was estimated at each measurement date using a binomial/lattice model that assumes optimal exercise of the Company’s redemption option, including the make whole table, at the earliest possible date. The estimated fair value of the Public Warrants and Private Placement Warrants was determined using Level 3 inputs. For the period since September 8, 2020 (inception) until December 31, 2020, the Company recognized a charge to the statement of operations resulting from an increase in the fair value of liabilities of approximately $1.8 million presented as change in fair value of derivative warrant liabilities on the accompanying statement of operations.

Inherent in a binomial/lattice model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its Class A common stock warrants based on implied volatility from the Company’s traded warrants and from historical volatility of select peer company’s Class A common stock that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

OMNICHANNEL ACQUISITION CORP.
Notes to Financial Statements

Note 9 — Fair Value Measurements (cont.)

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement:
	November 24, 2020	December 31, 2020
Exercise price	$11.50	$11.50
Stock price	$9.38	$9.65
Term (yrs)	5.5	5.5
Volatility	25.0%	25.0%
Risk-free rate	0.50%	0.50%

The change in the fair value of the derivative warrant liabilities measured with Level 3 inputs for the period from September 9, 2020 (inception) through December 31, 2020 is summarized as follows:
Derivative warrant liabilities at September 9, 2020 (inception)	$—
Issuance of Public and Private Warrants	19,416,900
Change in fair value of derivative warrant liabilities	1,810,050
Derivative warrant liabilities at December 31, 2020	$21,226,950

Note 10 — Income Taxes

The Company’s taxable income primarily consists of interest income on the Trust Account. The Company’s general and administrative expenses are generally considered start-up costs and are not currently deductible. There was no income tax expense for the period from September 9, 2020 (inception) through December 31, 2020.

The income tax provision (benefit) consists of the following for the period from September 9, 2020 (inception) through December 31, 2020:
Current
Federal	$—
State	—
Deferred
Federal	(51,194)
State	—
Change in valuation allowance	51,194
Income tax provision	$—

The Company’s net deferred tax assets are as follows as of December 31, 2020:
Deferred tax assets:
Start-up/Organization costs	$13,150
Net operating loss carryforwards	38,045
Total deferred tax assets	51,194
Valuation allowance	(51,194)
Deferred tax asset, net of allowance	$—

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance.

OMNICHANNEL ACQUISITION CORP.
Notes to Financial Statements

Note 10 — Income Taxes (cont.)

There were no unrecognized tax benefits as of December 31, 2020. No amounts were accrued for the payment of interest and penalties at December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

A reconciliation of the statutory federal income tax rate (benefit) to the Company’s effective tax rate (benefit) is as follows for the period from September 9, 2020 (inception) through December 31, 2020:
Statutory Federal income tax rate	21.0%
Change in fair value of derivative warrant liability, loss upon issuance of Private Placement Warrants and offering costs associated with derivative warrant liablities	(19.7)%
Change in Valuation Allowance	(1.3)%
Income Taxes Benefit	0.0%

Note 11 — Subsequent Events

Management has evaluated subsequent events to determine if events or transactions occurring through March 29, 2021, the date the financial statements were available to be issued, require potential adjustment to or disclosure in the financial statements. Other than described below, no other events required recognition or disclosure.

The remaining unexercised over-allotment option expired on January 8, 2021; thus, 587,500 shares of Class B common stock held by the Sponsor were forfeited.

OMNICHANNEL ACQUISITION CORP.
CONDENSED BALANCE SHEETS

	June 30, 2021	December 31, 2020
	(Unaudited)
Assets:
Current assets:
Cash	$472,478	$821,080
Prepaid expenses	450,967	627,614
Total current assets	923,445	1,448,694
Investments held in Trust Account	206,572,852	206,498,802
Total Assets	$207,496,297	$207,947,496

Liabilities and Stockholders’ Equity:
Current liabilities:
Accounts payable	$56,617	$3,728
Accounts payable - related party	9,305	8,000
Accrued expenses	2,657,965	182,577
Due to related party	—	6,252
Franchise tax payable	73,164	61,420
Total current liabilities	2,797,051	261,977
Derivative warrant liabilities	16,784,100	21,226,950
Deferred underwriting commissions	7,227,500	7,227,500
Total liabilities	26,808,651	28,716,427
Commitments and Contingencies
Class A common stock, $0.0001 par value; 17,568,764 and 17,423,106 shares subject to possible redemption at $10.00 per share as of June 30, 2021 and December 31, 2020, respectively	175,687,640	174,231,060
Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding as of June 30, 2021 and December 31, 2020	—	—
Class A common stock, $0.0001 par value; 380,000,000 shares authorized; 3,081,236 and 3,226,894 shares issued and outstanding (excluding 17,568,764 and 17,423,106 shares subject to possible redemption) as of June 30, 2021 and December 31, 2020, respectively	308	322
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 5,162,500 and 5,750,000 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	516	575
Additional paid-in capital	7,424,256	8,880,763
Accumulated deficit	(2,425,074)	(3,881,651)
Total stockholders’ equity	5,000,006	5,000,009
Total Liabilities and Stockholders’ Equity	$207,496,297	$207,947,496

The accompanying notes are an integral part of these unaudited condensed financial statements.

OMNICHANNEL ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENT OF OPERATIONS

	For the Three Months Ended June 30, 2021	For the Six Months Ended June 30, 2021
General and administrative expenses	$1,897,224	$2,937,316
Administrative expenses – related party	12,000	24,000
Franchise tax expense	49,315	99,007
Loss from operations	(1,958,539)	(3,060,323)
Other income (loss)
Change in fair value of derivative warrant liabilities	(3,620,100)	4,442,850
Income from investments held in Trust Account	5,020	74,050
Net income (loss)	$(5,573,619)	$1,456,577
Weighted average shares outstanding of Class A common stock, basic and diluted	20,650,000	20,650,000
Basic and diluted net income per share, Class A	$0.00	$0.00
Weighted average shares outstanding of Class B common stock, basic and diluted	5,162,500	5,162,500
Basic and diluted net income (loss) per share, Class B	$(1.08)	$0.28

The accompanying notes are an integral part of these unaudited condensed financial statements.

OMNICHANNEL ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Three and Six Months Ended June 30, 2021

	Common Stock				Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – December 31, 2020	3,226,894	$322	5,750,000	$575	$8,880,763	$(3,881,651)	$5,000,009
Class A common stock subject to possible redemption	(703,020)	(70)			(7,030,130)	—	(7,030,200)
Forfeiture of Class B common stock			(587,500)	(59)	59	—	—
Net income	—	—	—	—	—	7,030,196	7,030,196
Balance – March 31, 2021 (unaudited)	2,523,874	252	5,162,500	516	1,850,692	3,148,545	5,000,005
Class A common stock subject to possible redemption	557,362	56	—	—	5,573,564	—	5,573,620
Net loss	—	—	—	—	—	(5,573,619)	(5,573,619)
Balance - June 30, 2021 (unaudited)	3,081,236	$308	5,162,500	$516	$7,424,256	$(2,425,074)	$5,000,006

The accompanying notes are an integral part of these unaudited condensed financial statements.

OMNICHANNEL ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENT OF CASH FLOWS
For the Six Months Ended June 30, 2021

Cash Flows from Operating Activities:
Net Income	$1,456,577
Adjustments to reconcile net income to net cash used in operating activities:
Net gain from investments held in Trust Account	(74,050)
Change in fair value of derivative warrant liabilities	(4,442,850)
Changes in operating assets and liabilities:
Prepaid expenses	176,647
Accounts payable	52,889
Accounts payable – related party	1,305
Accrued expenses	2,475,388
Franchise tax payable	11,744
Due to related party	(6,252)
Net cash used in operating activities	(348,602)
Net decrease in cash	(348,602)
Cash – beginning of the period	821,080
Cash – end of the period	$472,478
Supplemental disclosure of noncash activities:
Change in Value of Class A common stock subject to possible redemption	$1,456,580

The accompanying notes are an integral part of these unaudited condensed financial statements.

OMNICHANNEL ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations

Omnichannel Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on September 9, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of June 30, 2021, the Company had not commenced any operations. All activity for the period from September 9, 2020 (inception) through June 30, 2021 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”), described below, and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on investments from the proceeds derived from the Initial Public Offering (as defined below).

The Company’s sponsor is Omnichannel Sponsor LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective November 19, 2020. On November 24, 2020, the Company consummated its Initial Public Offering of 20,000,000 units (the “Units”) at $10.00 per Unit, generating gross proceeds of $200.0 million, and incurring offering costs of approximately $11.6 million, inclusive of approximately $7.0 million in deferred underwriting commissions (Note 5). The Company granted the underwriters in the Initial Public Offering (the “Underwriters”) a 45-day option to purchase up to 3,000,000 additional units to cover over-allotments, if any. The Underwriters partially exercised the over-allotment option and on November 30, 2020, the underwriters purchased an additional 650,000 Units (the “Over-Allotment Units”), generating gross proceeds of $6.5 million, and incurred additional offering costs of $357,500 in underwriting fees (inclusive of $227,500 in deferred underwriting fees) (the “Over-Allotment”).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 6,000,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant to the Sponsor, generating proceeds of $6.0 million (Note 4). Simultaneously with the closing of the Over-Allotment on November 30, 2020, the Company consummated the second closing of the Private Placement, resulting in the purchase of an aggregate of an additional 130,000 Private Placement Warrants by the Sponsor, generating gross proceeds to the Company of $130,000.

Upon the closing of the Initial Public Offering, the Over-Allotment and the Private Placement, $206.5 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the Initial Public Offering, the Over-Allotment and of the Private Placement Warrants in the Private Placement were placed in a trust account (“Trust Account”), located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as determined by the Company, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-business combination company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

OMNICHANNEL ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations (cont.)

The Company provides the holders of the Company’s outstanding shares of Class A common stock (the “Public Stockholders”), par value $0.0001 per share, sold in the Initial Public Offering (the “Public Shares”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $10.00 per Public Share). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares are recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”). The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its amended and restated certificate of incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the Initial Stockholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Stockholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

The Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor and the Company’s officers and directors (the “Initial Stockholders”) agreed not to propose an amendment to the Amended and Restated Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 18 months from the closing of the Initial Public Offering, or May 24, 2022 (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including

OMNICHANNEL ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations (cont.)

the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Initial Stockholders agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to the deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) not will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Proposed Business Combination

On July 19, 2021, the Company entered into a business combination agreement with Omnichannel Merger Sub, Inc., a wholly-owned subsidiary of Omnichannel (“Merger Sub”), and Kin Insurance, Inc., a Delaware corporation (“Kin”) (as it may be amended and/or restated from time to time, the “Business Combination Agreement”). Upon the consummation of the transactions contemplated by the Business Combination Agreement (the “Closing”), Merger Sub will merge with and into Kin (the “Merger”) with Kin surviving the Merger as a wholly-owned subsidiary of Omnichannel (the “Business Combination”). In addition, at the Closing, Omnichannel will be renamed “Kin Holdings, Inc.” References herein to “Pubco” shall mean the Company as of the time following such change of name.

Pursuant to the Business Combination Agreement, (a) immediately prior to the effectiveness of the Merger (the “Effective Time”), (i) each issued and outstanding share of preferred stock of Kin will automatically convert into a number of shares of common stock of Kin in accordance with Kin’s certificate of incorporation and (ii) each share of Class A common stock and Class B common stock of the Company will be converted into one share of common stock of the Company and (b) each share of common stock of Kin will be converted into 8.5881 shares of common stock of Pubco.

Effective as of the Effective Time, (i) each outstanding option to purchase shares of Kin preferred stock or Kin common stock (each, a “Kin Option”) that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be assumed by Omnichannel and shall be converted into an option to

OMNICHANNEL ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations (cont.)

acquire shares of Pubco common stock with the same terms and conditions as applied to the Kin Option immediately prior to the Effective Time (a “Pubco Option”); provided that the number of shares underlying such Pubco Options will be determined by multiplying the number of shares of Kin common stock subject to such Kin Option immediately prior to the Effective Time by 8.5881 (the “Exchange Ratio”), which product shall be rounded down to the nearest whole number of shares, and the exercise price of each Pubco Option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded up to the nearest whole cent.

Effective as of the Effective Time, each outstanding warrant to acquire shares of Kin preferred stock or Kin common stock (each, a “Kin Warrant”) that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms, by virtue of the Business Combination and without any action on the part of Omnichannel, Kin or the holder of any such Kin Warrant, shall be assumed by Omnichannel and shall be converted into a warrant to acquire shares of Pubco common stock with the same terms and conditions as applied to the Kin Warrant immediately prior to the Effective Time (a “Pubco Warrant”); provided that the number of shares underlying such Pubco Warrants will be determined by multiplying the number of shares of Kin common stock or Kin preferred stock subject to such Kin Warrant immediately prior to the Effective Time by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the exercise price of each Pubco Warrant will be determined by dividing the per share exercise price of such Kin Warrant immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

The consummation of the Business Combination is conditioned upon, among other things, (a) Omnichannel having an aggregate cash amount of at least $200 million available at Closing from the Company’s trust account and PIPE Investors (the “Minimum Cash Condition”), (b) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (the “HSR Act”), and (c) the approval by the Florida Office of Insurance Regulation of the Business Combination.

The parties to the Business Combination Agreement have made customary representations, warranties and covenants in the Business Combination Agreement, including, among others, covenants with respect to the conduct of Omnichannel and Kin and its subsidiaries prior to the closing of the Business Combination.

The Business Combination Agreement may be terminated by Kin or Omnichannel under certain circumstances, including, among others, (i) by mutual written consent of Kin and Omnichannel, (ii) by either Kin or Omnichannel if the closing of the Business Combination has not occurred on or before April 19, 2022 and (iii) by Kin or Omnichannel if either Omnichannel or Kin has not obtained the required approval of its stockholders.

The Business Combination Agreement contains representations, warranties and covenants that the parties to the Business Combination Agreement made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or

OMNICHANNEL ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations (cont.)

condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Subscription Agreements

The Company entered into subscription agreements (the “Subscription Agreements”), each dated as of July 19, 2021, with certain institutional investors (the “PIPE Investors”), pursuant to which, among other things, the Company agreed to issue and sell, in private placements to close immediately prior to the closing of the Business Combination, an aggregate of 8,042,500 shares of Omnichannel Class A common stock at $10.00 per share (the “PIPE Shares”) for aggregate gross proceeds of $80.43 million.

Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with Omnichannel and the Sponsor. Pursuant to the Registration Rights Agreement, within 30 days of Closing, Pubco will file a registration statement registering for resale (i) the Omnichannel common stock held by the Sponsor as converted into Pubco common stock post-Closing, (ii) the Private Placement Warrants, (iii) any Pubco common stock or warrants held by a holder signatory to the Registration Rights Agreement, (iv) any Pubco common stock acquired by any holder signatory to the Registration Rights Agreement upon the exercise of a warrant or similar right, (v) any shares or warrants otherwise acquired by a holder signatory to the Registration Rights Agreement, and (vi) any other equity security issued with respect to any of (i)-(v) pursuant to a reorganization, stock split, stock dividend or like transaction. Pubco thereafter is required to maintain a registration statement that is continuously effective and to cause the registration statement to regain effectiveness in the event that it ceases to be effective. At any time that the registration statement is effective, any holder signatory to the Registration Rights Agreement may request to sell all or a portion of its securities that are registrable in an underwritten offering pursuant to the registration statement; provided that the proposed offering demanded by the holders(s) must be reasonably expected to exceed $35 million in gross proceeds; provided further that Pubco shall not be required to effect more than two underwritten offerings in any 12-month period.

In addition, the holders have certain “piggyback” registration rights with respect to registrations initiated by Pubco or other stockholders of Pubco. Pubco will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement.

Support Agreements

In connection with and following the execution of the Business Combination Agreement, certain Kin stockholders (the “Kin Supporting Stockholders”) entered into transaction support agreements with the Company (the “Support Agreements”). Under the Support Agreements, each Kin Supporting Stockholder agreed, on (or effective as of) the third business day following the SEC declaring effective the registration statement relating to the approval by Omnichannel stockholders of the Business Combination, to execute and deliver a written consent to adopt the Business Combination Agreement and related documents, to waive stockholder notice rights in connection with the Business Combination, and, if a holder of preferred stock, to consent to the preferred stock conversion. In addition, the Kin Supporting Stockholders agree, in the event of an annual or special meeting of stockholders, to (i) appear or cause their shares to be counted present for quorum purposes, (ii) vote in favor of the Business Combination and any other matters reasonably requested by Kin to consummate the Business Combination, (iii) vote against any proposal that would materially impede the Business Combination and (iv) vote in favor of or consent to the Business Combination in any other circumstance so required for completion of the Transaction. In addition, the Support Agreements prohibit the Kin Supporting Stockholders from engaging in activities that have the effect of soliciting a competing acquisition proposal.

OMNICHANNEL ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations (cont.)

Sponsor Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor and certain insiders of Omnichannel entered into an Agreement (the “Sponsor Letter Agreement”) with Omnichannel and Merger Sub, pursuant to which the Sponsor and such insiders agreed to vote all shares of Omnichannel common stock beneficially owned by them in favor of the Business Combination and each other proposal related to the Business Combination included on the agenda for the special meeting of stockholders relating to the Business Combination, to appear at such meeting or otherwise cause their shares to be counted as present for purposes of establishing a quorum at such meeting, to vote against any proposal that would impede the Business Combination and the other transactions contemplated thereby and to vote against any change in business, management or board of directors of Omnichannel other than in connection with the transaction, and not to redeem any of their shares.

Also, in connection with the Business Combination, the Sponsor agreed to forfeit 774,375 Founder Shares (as defined below) and 1,226,000 Private Placement Warrants. “Founder Shares” means the Omnichannel Class B common stock initially purchased by the Sponsor in a private placement prior to the Initial Public Offering and, after the Business Combination, the Omnichannel Class A common stock that will be issued upon the automatic conversion of such Omnichannel Class B common stock.

The Sponsor Letter Agreement also contains a provision for a lock-up of the Founder Shares (or any shares of Omnichannel Class A common stock issuable upon conversion thereof) following the Business Combination. The relevant provision provides that the Sponsor and the insiders party to the agreement will not transfer, except in limited circumstances, any Founder Shares (or any shares of Omnichannel Class A common stock issuable upon conversion thereof) until the earlier of (i) one year after the completion of the Business Combination, (ii) any time during which the closing price of the Pubco common stock equals or exceeds $12.00 per share (adjusted for any stock split, stock dividend, or the like) for 20 days in any 30-day period (such period commencing at least 150 days after the Business Combination), or (iii) the date on which Omnichannel completes a liquidation, merger or similar transaction that results in all Omnichannel stockholders having the right to exchange Class A common stock for cash, securities or other property. In the event that Kin waives, releases, or terminates the Lockup Agreement (such agreement discussed below) with respect to any shares or holders, then the holders of the Founder Shares subject to the Sponsor Letter Agreement will be granted a pro rata share in such waiver, release or termination.

The insiders who are party to the Sponsor Letter Agreement include Omnichannel directors and executive officers Matt Higgins, Christine Pantoya, Austin Simon, Bobbi Brown, Albert Cary, Priya Dogra, Mark Gerson and Emmett Shine.

Lockup Agreement

In connection with the execution of the Business Combination Agreement, certain Kin stockholders have entered into lockup agreements (the “Lockup Agreements”) with Omnichannel. Pursuant to the Lockup Agreements, each stockholder may not, with limited exceptions, transfer shares until the earlier of (i) 180 days after Closing, and (ii) the date on which Omnichannel completes a liquidation, merger or similar transaction that results in all Omnichannel stockholders having the right to exchange Class A common stock for cash, securities or other property. In the event that Pubco waives, releases, or terminates the lockup provision in the Sponsor Letter Agreement (such agreement discussed above) with respect to any shares held by Sponsors, then the holders of the common stock subject to this Lockup Agreement will be granted a pro rata share in such waiver, release or termination.

Director Nomination Agreement

In connection with the Closing, Pubco and the Sponsor will enter into a director nomination agreement (the “Director Nomination Agreement”). Pursuant to the Director Nomination Agreement, the Sponsor will hold certain rights to nominate a member of the board of directors of Pubco, effective as of the Closing Date, subject to the conditions set forth in the Director Nomination Agreement. The Sponsor’s initial nominee to the board is expected to be Matt Higgins. Until fifteen (15) months after the Director Nomination Agreement, Sponsor has the right to name a

OMNICHANNEL ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations (cont.)

second board member who is independent under NYSE listing rules and for audit committee purposes, provided that such nominee is reasonably acceptable to Pubco. The Director Nomination Agreement will terminate as of the date that is twenty-four (24) months after the Closing.

Liquidity and Going Concern

As of June 30, 2021, the Company had approximately $472,000 in cash and working capital deficit of approximately $1.8 million (excluding tax obligations of approximately $73,000 that may be paid using investment income earned from the Trust Account).

On September 9, 2020, our Sponsor agreed to loan us an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. We borrowed approximately $105,000 under the Note and fully repaid the Note in full on November 24, 2020.

The Company’s liquidity needs had been satisfied through a capital contribution of $25,000 from the Sponsor to purchase the Founder Shares, the loan under the Note from the Sponsor of approximately $105,000 to the Company (as discussed above), and the net proceeds from the consummation of the Private Placement not held in the Trust Account. The Company fully repaid the Note on November 24, 2020. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 4). As of June 30, 2021, there were no amounts outstanding under any Working Capital Loans.

In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements — Going Concern,” management has determined that the liquidity condition and mandatory liquidation date and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to complete a business combination by May 24, 2022, then the Company will cease all operations except for the purpose of liquidating. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after May 24, 2022.

Risks and Uncertainties

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus (the “COVID-19 outbreak”). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve. The impact of the COVID-19 outbreak on the Company’s results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of the COVID-19 outbreak on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results of operations, financial position and cash flows may be materially adversely affected. Additionally, the Company’s ability to complete an initial Business Combination may be materially adversely affected due to significant governmental measures being implemented to contain the COVID-19 outbreak or treat its impact, including travel restrictions, the shutdown of businesses and quarantines, among others, which may limit the Company’s ability to have meetings with potential investors or affect the ability of a potential target company’s personnel, vendors and service providers to negotiate and consummate an initial Business Combination in a timely manner. The Company’s ability to consummate an initial Business Combination may also be dependent on the ability to raise additional equity and debt financing, which may be impacted by the COVID-19 outbreak and the resulting market downturn.

OMNICHANNEL ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Basis of Presentation

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Operating results for the period for the three and six months ended June 30, 2021 are not necessarily indicative of the results that may be expected through December 31, 2021.

Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

OMNICHANNEL ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Basis of Presentation (cont.)

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of June 30, 2021 and December 31, 2020.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation coverage limit of $250,000. At June 30, 2021 and December 31, 2020, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Investments Held in the Trust Account

The Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the condensed consolidated balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in net gain from investments held in Trust Account in the accompanying unaudited condensed consolidated statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Fair Value Measurement

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date.GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:

•        Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred in connection with the preparation for the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs

OMNICHANNEL ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Basis of Presentation (cont.)

associated with derivative warrant liabilities are expensed as incurred, presented as non-operating expenses in the statement of operations. Offering costs associated with the Public Shares were charged to shareholders’ equity upon the completion of the Initial Public Offering.

Derivative Warrant liabilities

The Company does not use derivative instruments to hedge its exposures to cash flow, market or foreign currency risks. Management evaluates all of the Company’s financial instruments, including issued warrants to purchase its Class A common stock, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the statement of operations. The fair value of Public Warrants and Private Warrants was estimated at December 31, 2020 using a binomial / lattice model that assumes optimal exercise of the Company’s redemption option, including the make whole table, at the earliest possible date. The fair value of Public Warrants and Private Warrants was measured at June 30, 2021 by reference to the listed price in an active market for the Public Warrants. The determination of the fair value of the warrant liability may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC 480. Shares of Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Shares of conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of June 30, 2021 and December 31, 2020, 17,568,764 and 17,423,106 shares, respectively, of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the Company’s condensed consolidated balance sheet.

Net Income (Loss) Per Common Share

The Company’s condensed consolidated statements of operations include a presentation of net income (loss) per share of Class A common stock subject to possible redemption in a manner similar to the two-class method of net income (loss) per common stock. Net income (loss), basic and diluted, per share of Class A common stock is calculated by dividing the interest income earned on the Trust Account, less interest available to be withdrawn for the payment of taxes, by the weighted average number of Class A common stock outstanding for the periods. Net income (loss), basic and diluted, per share of Class B common stock is calculated by dividing the net income (loss), adjusted for income attributable to Class A common stock, by the weighted average number of Class B Common Stock outstanding for the periods. Class B common stock include the Founder Shares, as these shares do not have any redemption feature and do not participate in the income earned on the Trust Account.

OMNICHANNEL ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Basis of Presentation (cont.)

The Company has not considered the effect of the warrants sold in the Initial Public Offering (including the consummation of the over-allotment) and Private Placement Warrants to purchase 16,455,000 shares of the Company’s Class A common stock in the calculation of diluted income (loss) per share, since the exercise of the warrants and the conversion of the rights into shares of common stock is contingent upon the occurrence of future events.

The following table reflects the calculation of basic and diluted net income (loss) per share of common stock:
	For the Three Months Ended June 30, 2021	For the Six Months Ended June 30, 2021
Class A common stock
Numerator: Income allocable to Class A common stock
Income from investments held in Trust Account	$5,020	$74,050
Less: Company’s portion available to be withdrawn to pay taxes	(5,020)	(74,050)
Net income attributable	$—	$—
Denominator: Weighted average Class A common stock
Basic and diluted weighted average shares outstanding, Class A common stock	20,650,000	20,650,000
Basic and diluted net income per share, Class A common stock	$0.00	$0.00

Class B common stock
Numerator: Net income (loss) minus net income allocable to Class A common stock
Net income (loss)	$(5,573,619)	$1,456,577
Net income allocable to Class A common stock	—	—
Net income (loss) attributable	$(5,573,619)	$1,456,577
Denominator: weighted average Class B common stock
Basic and diluted weighted average shares outstanding, Class B common stock	5,162,500	5,162,500
Basic and diluted net income (loss) per share, Class B common stock	$(1.08)	$0.28

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of June 30, 2021 and December 31, 2020, there were no amounts accrued for interest and penalties.

OMNICHANNEL ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Basis of Presentation (cont.)

Recent Accounting Standards

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815- 40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021 using a modified retrospective method for transition. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying unaudited condensed consolidated financial statements.

Note 3 — Initial Public Offering

On November 24, 2020, the Company consummated its Initial Public Offering of 20,000,000 Units at $10.00 per Unit, generating gross proceeds of $200.0 million, and incurring offering costs of approximately $11.6 million, inclusive of approximately $7.0 million in deferred underwriting commissions. On November 30, 2020, the underwriters purchased an additional 650,000 Over-Allotment Units, generating gross proceeds of $6.5 million, and incurred additional offering costs of $357,500 in underwriting fees (inclusive of $227,500 in deferred underwriting fees).

Each Unit consists of one share of Class A common stock and one-half of one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

Note 4 — Related Party Transactions

Founder Shares

On September 30, 2020, the Sponsor purchased 10,062,500 shares of the Company’s Class B common stock, par value $0.0001 per share (the “Founder Shares”), for an aggregate price of $25,000. On November 13, 2020 and November 19, 2020, respectively, the Sponsor surrendered 2,875,000 and 1,437,500 shares of Class B common stock to the Company for cancellation for no consideration, resulting in an aggregate of 5,750,000 shares of Class B common stock outstanding. All share and per share amounts were retroactively restated to reflect the share surrenders and cancellations. The Initial Stockholders agreed to forfeit up to 750,000 Founder Shares to the extent that the over-allotment option is not exercised in full by the underwriters, so that the Founder Shares will represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. On November 30, 2020, the underwriters partially exercised the over-allotment option to purchase an additional 650,000 Units; thus, only 587,500 shares of Class B common stock remain subject to forfeiture. The remaining unexercised over-allotment option expired on January 8, 2021; thus, 587,500 shares of Class B common stock held by the Sponsor were forfeited.

The Initial Stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination; and (ii) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the stockholders having the right to exchange their common stock for cash, securities or other property. Notwithstanding the foregoing, if the closing price of Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, the Founder Shares will be released from the lockup.

OMNICHANNEL ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 4 — Related Party Transactions (cont.)

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 6,000,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant to the Sponsor, generating gross proceeds of $6.0 million. Simultaneously with the closing of the Over-Allotment on November 30, 2020, the Company consummated the second closing of the Private Placement, resulting in the purchase of an aggregate of an additional 130,000 Private Placement Warrants by the Sponsor, generating gross proceeds to the Company of $130,000.

Each whole Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company will repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of June 30, 2021 and December 31, 2020, the Company had no borrowings under the Working Capital Loans.

Administrative Services Agreement

The Company entered into an agreement that provided that, commencing on the effective date of the prospectus through the earlier of consummation of the initial Business Combination and the Company’s liquidation, the Company agreed to pay the Sponsor a total of $4,000 per month for office space, secretarial, expense for period and administrative services provided to members of the Company’s management team. We incurred $12,000 and $24,000 in expenses in connection with such services during the three and six months ended June 30, 2021, included in administrative expenses — related party on the accompanying unaudited condensed consolidated statements of operations.

The Company’s officers or directors will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers or directors, or the Company’s or their affiliates. Any such payments prior to an initial Business Combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such payments, the Company does not expect to have any additional controls in place governing the reimbursement payments to the Company’s directors and officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial Business Combination.

OMNICHANNEL ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 5 — Commitments & Contingencies

Registration and Stockholder Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans), are entitled to registration rights pursuant to a registration rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were entitled to an underwriting discount of $0.20 per Unit, or $4.0 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, the underwriters are entitled to a deferred fee of $0.35 per Unit, or approximately $7.0 million in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

In connection with the consummation of the Over-Allotment on November 30, 2020, the underwriters were entitled to an additional fee of $130,000 paid upon closing, and $227,500 in deferred underwriting commissions.

Note 6 — Stockholders’ Equity

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of June 30, 2021 and December 31, 2020, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 380,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of June 30, 2021, there were 20,650,000 Class A common stock issued and outstanding, including 17,568,764 Class A common stock subject to possible redemption. As of December 31, 2020, there were 20,650,000 Class A common stock issued and outstanding, including 17,423,106 Class A common stock subject to possible redemption.

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. On September 30, 2020, the Company issued 10,062,500 shares of Class B common stock to the Sponsor. On November 13, 2020 and November 19, 2020, respectively, the Sponsor surrendered 2,875,000 and 1,437,500 shares of Class B common stock to the Company for cancellation for no consideration, resulting in an aggregate of 5,750,000 shares of Class B common stock outstanding. All shares and associated amounts have been retroactively restated to reflect the share surrenders. Of the 5,750,000 shares of Class B common stock outstanding, up to 750,000 shares were subject to forfeiture to the extent that the underwriters’ over-allotment option were not exercised in full or in part, so that the Initial Stockholders will collectively own 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. On November 30, 2020, the underwriters partially exercised the over-allotment option to purchase an additional 650,000 Units; thus, only 587,500 shares of Class B common stock remain subject to forfeiture. The remaining unexercised over-allotment option expired on January 8, 2021; thus, 587,500 shares of Class B common stock held by the Sponsor were forfeited.

Only holders of the Class B common stock have the right to vote on the election of directors prior to the Business Combination. Holders of Class A common stock and holders of Class B common stock vote together as a single class on all other matters submitted to a vote of our stockholders except as required by law.

OMNICHANNEL ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 6 — Stockholders’ Equity (cont.)

The Class B common stock will automatically convert into Class A common stock concurrently with or immediately following the consummation of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by Public Stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any private placement warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Note 7 — Derivative Warrants Liabilities

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, it will use its commercially reasonable efforts to file with the SEC and have an effective registration statement covering the shares of the Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of the Class A common stock until the warrants expire or are redeemed. If a registration statement covering the shares of the Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00” and “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value

OMNICHANNEL ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 7 — Derivative Warrants Liabilities (cont.)

and the Newly Issued Price, and the $10.00 per share redemption trigger described under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00:

Once the warrants become exercisable, the Company may redeem the outstanding warrants for cash:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption; and

•        if, and only if, the last reported sale price (the “closing price”) of Class A common stock equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period. Any such exercise would not be on a “cashless” basis and would require the exercising holder to pay the exercise price for each warrant being exercised.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00:

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption, provided that holders will be able to exercise their warrants, but only on a cashless basis, prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A common stock;

•        if, and only if, the closing price of Class A common stock equals or exceeds $10.00 per share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•        if the closing price of Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

OMNICHANNEL ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 7 — Derivative Warrants Liabilities (cont.)

The “fair market value” of Class A common stock for the above purpose shall mean the volume-weighted average price of Class A common stock during the 10 trading days ending on the third trading day immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 shares of Class A common stock per warrant (subject to adjustment).

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 8 — Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2021 and December 31, 2020 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.
	Fair Value Measured as of June 30, 2021
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account – Money Market Fund	$206,572,852	$—	$—
Liabilities:
Derivative warrant liabilities – Public warrants	10,531,500	—	—
Derivative warrant liabilities – Private placement warrants	—	6,252,600	—
Total Fair Value	$217,104,352	$6,252,600	$—

	Fair Value Measured as of December 31, 2020
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account – Money Market Fund	$206,498,802	$—	$—
Liabilities:
Derivative warrant liabilities – Public warrants	—	—	13,319,250
Derivative warrant liabilities – Private placement warrants	—	—	7,907,700
Total Fair Value	$206,498,802	$—	$21,226,950

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement and the estimated fair value of the Private Placement Warrants transferred from a Level 3 measurement to a Level 2 fair value measurement, as a result of the Public Warrants being listed price in an active market in June 2021.

OMNICHANNEL ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 8 — Fair Value Measurements (cont.)

The fair value of Public Warrants and Private Warrants was estimated at December 31, 2020 using a binomial/lattice model that assumes optimal exercise of the Company’s redemption option, including the make whole table, at the earliest possible date. The fair value of Public Warrants and Private Warrants was measured at June 30, 2021 by reference to the listed price in an active market for the Public Warrants. The Company determined that the fair value of each Private Placement Warrant approximates the fair value of a Public Warrant as the transfer of Private Placement Warrants to anyone who is not a permitted transferee would result in the Private Placement Warrants having substantially the same terms as the Public Warrants. For the three and six months ended June 30, 2021, the Company recognized a loss from increase in the fair value of derivative warrant liabilities of approximately $3.6 million and a gain from a decrease in the fair value of derivative warrant liabilities of approximately $4.4 million, respectively, which is presented as a change in fair value of derivative warrant liabilities in the accompanying unaudited condensed consolidated statements of operations.

Use of a binomial / lattice model to estimate fair value at December 31, 2020 requires assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimated the volatility of its Class A common stock warrants based on implied volatility from the Company’s traded warrants and from historical volatility of select peer company’s Class A common stock that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The change in the fair value of the derivative warrant liabilities, measured with Level 3 inputs, for the three and six months ended June 30, 2021 is summarized as follows:
Level 3 derivative warrant liabilities at January 1, 2021	$21,226,950
Transfer of Public Warrants and Private Placement Warrants from Level 3	(21,226,950)
Level 3 derivative warrant liabilities at June 30, 2021	$—

Note 9 — Subsequent Events

Management has evaluated subsequent events and transactions that occurred after June 30, 2021 through the date the unaudited condensed consolidated balance sheets were issued. Based upon this review, except as noted above (see Note 1), the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of
Kin Insurance, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kin Insurance, Inc. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in redeemable noncontrolling interest and owners’ equity, and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Chicago, IL

August 12, 2021

We have served as the Company’s auditor since 2019.

Kin Insurance, Inc.
Consolidated Balance Sheets
(In thousands)

As of December 31,	2020	2019
Assets
Investments
Fixed maturities available-for-sale, at fair value (amortized cost: $25,606 and 27,388 and as of December 31, 2020 and 2019)	$26,613	$27,300
Equity maturities available-for-sale, at fair value (amortized cost: $919 and 517 as of December 31, 2020 and 2019)	979	563
Short-term investments available-for-sale, at fair value (amortized cost: – and $2,887 as of December 31, 2020 and 2019)	—	2,887
Total investments	27,592	30,750
Cash and cash equivalents	$22,454	$9,411
Restricted cash	158	158
Accounts receivable	165	306
Premium receivable	2,447	250
Ceded reinsurance	7,522	631
Reinsurance recoverables	2,876	78
Capitalized software	1,470	577
Intangible assets	307	307
Other assets	924	502
Total assets	$65,915	$42,970

Liabilities and owners’ equity
Loss and loss adjustment expense reserves	$4,009	$84
Unearned premiums	11,366	898
Reinsurance payable	2,979	399
Accounts payable & accrued expenses	2,185	280
Claim payments liability	592	—
Deferred acquisition benefits	295	26
Accrued interest	1,993	2,003
Warrant liabilities	10,998	99
Term loan	40,089	35,961
Convertible note	—	11,922
Debt facility	2,750	—
Other liabilities	816	98
Total liabilities	$78,072	$51,770

Kin Insurance, Inc.
Consolidated Balance Sheets — (Continued)
(In thousands)

As of December 31,	2020	2019
Commitments and contingencies (Note 10)
Convertible preferred shares
Convertible preferred shares (Series Seed, A, and B), par value $0.00001; 7,543,975 shares authorized, 6,598,820 shares issued and outstanding as of December 31, 2020, and 3,934,453 shares authorized, 3,571,790 shares issued and outstanding as of December 31, 2019	52,509	17,073
Redeemable noncontrolling interest	933	73
Owners’ equity (deficit)
Common stock, par value $0.00001; 11,783,888 shares authorized, 1,771,219 shares issued and outstanding as of December 31, 2020, and 9,000,000 shares authorized, 1,527,424 shares issued and outstanding as of December 31, 2019	—	—
Additional paid-in capital	1,246	517
Retained deficit	(53,366)	(24,063)
Accumulated other comprehensive income	1	—
Total Kin Insurance, Inc. equity (deficit)	(52,119)	(23,546)
Noncontrolling interest	(13,480)	(2,400)
Total liabilities, convertible preferred shares, redeemable noncontrolling interest and owners’ equity	$65,915	$42,970

See accompanying notes to consolidated financial statements.

Kin Insurance, Inc.
Consolidated Statements of Operations
(In thousands, except per share amounts)

As of December 31,	2020	2019
Net earned premiums	$156	$(357)
Net investment income	619	319
Commission revenue and carrier management fees	590	1,383
Other income	95	56
Total revenue	1,460	1,401
Loss and loss adjustment expenses	3,892	76
Employee compensation and benefits	14,007	7,415
General, administrative and distribution	1,725	1,032
Marketing	5,152	1,221
Amortization expense	521	192
Other insurance benefits	(388)	(2)
Interest expense	4,684	2,147
Other expenses	3,415	1,354
Total expenses	33,008	13,435

Loss due to change in fair value of warrant liabilities	(10,351)	—
Loss on extinguishment of liabilities	(475)	—
Net loss before income tax expense	(42,374)	(12,034)
Income tax expense	—	—
Net loss before non-controlling interest	(42,374)	(12,034)
Net loss attributable to noncontrolling interests, net of tax (income tax expense and benefit are $ – for the years ended December 31, 2020 and 2019)	(13,071)	(2,323)
Net loss attributable to Kin Insurance, Inc.	(29,303)	(9,711)
Other comprehensive income:
Unrealized loss on investments, net of tax	(1)	—
Comprehensive loss	$(29,304)	$(9,711)
Per share data:
Net loss per share attributable to common shareholder – basic and diluted	$(17.49)	$(6.94)
Weighted average common shares outstanding – basic and diluted	1,675,126	1,398,712

See accompanying notes to consolidated financial statements.

Kin Insurance, Inc.
Consolidated Statement of Changes in Redeemable Noncontrolling Interest, Convertible Preferred Stock and Owners’ Equity
(In thousands, except per share amounts)

	Convertible preferred stock		Redeemable noncontrolling interest	Common stock		Additional paid-in capital	Accumulated deficit	Unrealized (gain) loss	Total Kin Insurance, Inc. owners’ equity (deficit)	Noncontrolling interests	Total owners’ equity (deficit)
	Shares	Amount		Shares	Amount
Balance at January 1, 2019	3,560,394	$16,998	—	1,252,920	$—	$243	$(14,237)	$—	$(13,994)	$—	$(13,994)

Net loss	—	—	—	—	—	—	(9,711)	—	(9,711)	(2,323)	(12,034)
Unrealized loss on available for sale securities	—	—	—	—	—	—	—	—	—	(88)	(88)
Surplus contribution	—	—	73		—	—	—	—	—	11	11
Issuance of Series A preferred stock, net of issuance costs	11,396	75	—	—	—	—	—	—	—	—	—
Repurchase of restricted stock awards	—	—	—	(50,014)	—	(6)	(115)	—	(121)	—	(121)
Exercised stock options	—	—	—	9,210	—	9	—	—	9	—	9
Vesting of restricted stock awards	—	—	—	315,308	—	49	—	—	49	—	49
Share-based compensation expense	—	—	—	—	—	222	—	—	222	—	222

Balance at December 31, 2019	3,571,790	17,073	73	1,527,424	—	517	(24,063)	—	(23,546)	(2,400)	(25,946)

Net loss	—	—	—	—	—	—	(29,303)	—	(29,303)	(13,071)	(42,374)
Unrealized loss on available for sale securities	—	—	—	—	—	—	—	1	1	1,094	1,095
Surplus contribution	—	—	860	—	—	—	—	—	—	897	897
Issuance of Series B-1 preferred stock, net of issuance costs	1,550,959	23,049	—	—	—	—	—	—	—	—	—
Issuance of Series B-2 preferred stock, net of issuance costs	1,124,890	9,310	—	—	—	—	—	—	—	—	—
Issuance of Series B-3 preferred stock, net of issuance costs	351,181	3,077	—	—	—	—	—	—	—	—	—
Exercised stock options	—	—	—	53,908	—	91	—	—	91	—	91
Vesting of restricted stock awards	—	—	—	189,887	—	26	—	—	26	—	26
Share-based compensation expense	—	—	—	—	—	612	—	—	612	—	612
Balance at December 31, 2020	6,598,820	$52,509	933	1,771,219	$—	$1,246	$(53,366)	$1	$(52,119)	$(13,480)	$(117,718)

See accompanying notes to consolidated financial statements.

Kin Insurance, Inc.
Consolidated Statements of Cash Flows
(In thousands)

As of December 31,	2020	2019
Cash flows from operating activities
Net loss	$(42,374)	$(12,034)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization expense	1,112	415
Loss on sale of intangible assets	—	23
Share-based compensation expense	618	262
Change in fair value of warrant liabilities	10,351	—
Unrealized loss on investments	1	—
Gain on sale of investments	(56)	(46)
Loss on extinguishment of liabilities	475	—
Paid in kind interest	3,840	—
Accrued interest converted to equity	389	—
Changes in assets and liabilities
Accounts receivable	141	(204)
Premium receivable	(2,197)	(250)
Ceded reinsurance	(6,891)	(631)
Reinsurance recoverables	(2,798)	(78)
Other assets	(422)	45
Loss and LAE reserves	3,925	84
Unearned premiums	10,468	898
Reinsurance payable	2,580	399
Accounts payable & accrued expenses	1,905	58
Claim payments liability	592	—
Deferred acquisition benefits	269	26
Accrued interest	(10)	2,003
Other liabilities	718	73

Net cash used in operating activities	(17,364)	(8,957)
Cash flows from investing activities
Capitalized internal use software costs	(1,395)	(601)
Proceeds from sale of intangible assets	—	70
Purchases of fixed maturity investments	(2,710)	(27,514)
Purchases of equity maturity investments	(403)	(516)
Purchases of short-term investments	—	(3,048)
Proceeds from fixed maturity investments sold, matured or repaid	4,306	81
Proceeds from short term investments sold, matured, or repaid	2,888	161

Net cash provided by (used in) investing activities	2,686	(31,367)
Cash flows from financing activities
Proceeds from Series B-1 preferred stock, net of issuance costs	23,123	—
Proceeds from Series A preferred stock, net of issuance costs	—	75
Proceeds from the issuance of debt	2,750	49,359
Debt issuance costs	—	(1,556)
Repayment of loan	—	(2,500)
Proceeds from exercise of options	91	9
Surplus contributions	1,757	84
Repurchase of restricted stock awards	—	(121)
Net cash provided by financing activities	27,721	45,350

Kin Insurance, Inc.
Consolidated Statements of Cash Flows — (Continued)
(In thousands)

As of December 31,	2020	2019
Net increase in cash, cash equivalents, and restricted cash	13,043	5,026
Cash, cash equivalents, and restricted cash at the beginning of the year	9,569	4,543
Cash, cash equivalents, and restricted cash at the end of the year	22,612	9,569
Noncash investing and financing activities
Conversion of debt to equity	$12,387	$—

See accompanying notes to consolidated financial statements.

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

1. Description of business and summary of significant accounting policies

Description of business

Kin Insurance, Inc. (collectively, with its subsidiaries, the “Company” or “Kin”) is a licensed insurance agency, carrier, and underwriter headquartered in the United States of America, offering insurance solutions and services to homeowner’s insurance carriers. The Company, founded in June 2016, is incorporated in Delaware. The Company also acts as the attorney-in-fact and licensed insurance agency for Kin Interinsurance Network (the “Carrier”), a consolidated variable interest entity of the Company. As attorney-in-fact, Kin has the express power, authority, and permission to effectuate and conduct the lawful business affairs of the Carrier.

The Carrier was organized as a reciprocal insurer under the laws of Florida, existing for the benefit of its policyholders, also known as subscribers, by offering residential homeowner’s insurance. As a reciprocal insurer, the Carrier is an unincorporated aggregation of subscribers operating through the contractual arrangements set forth in the Subscriber’s Agreement and Power of Attorney (the “Agreement”), which all subscribers must sign. Under Florida law and pursuant to the Agreement, the Carrier and its subscribers appoint Kin Risk Management (“KRM”) as an attorney-in-fact (“AIF”) (which is a subsidiary of Kin Insurance, Inc.), to manage and administer the Carrier’s operations and affairs on behalf of all of the subscribers. This agreement between the Carrier and KRM became effective June 25, 2019. Pursuant to the Agreement and for its services as attorney-in-fact, Kin earns a management fee calculated as a percentage of the direct premiums earned by the Carrier. The shareholders of Kin Insurance, Inc. have no rights or obligations arising from the assets or liabilities of the Carrier, and the Carrier has no rights or interests in the Kin’s income or equity.

Basis of presentation and consolidation

The consolidated financial statements and accompanying notes of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

The Company assesses whether it is the primary beneficiary of a variable interest entity (“VIE”) at the inception of the arrangement and at each reporting date. If the Company is the primary beneficiary, the Company consolidates the VIE and records the noncontrolling interest in the consolidated financial statements to recognize the material financial interest in the Carrier’s performance due to surplus notes owned by Kin Insurance, Inc. If the Company is not the primary beneficiary of a VIE, the Company accounts for the investment or other variable interests in a VIE under applicable U.S. GAAP. Please refer to Note 2 for further detail related to the Company’s considerations of its interests in the Carrier.

Recent development

The Novel Coronavirus Pandemic or COVID-19 (“Coronavirus”) resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which have included the implementation of travel restrictions, government-imposed shelter-in-place orders, quarantine periods, social distancing, and restrictions on large gatherings, have caused material disruption to businesses globally, resulting in increased unemployment, a recession and increased economic uncertainty. Additionally, there is no way of predicting with certainty how long the pandemic might last, including the potential for restrictions being restored or new restrictions being implemented that could result in further economic volatility.

The magnitude and duration of the global pandemic and the impact of actions taken by governmental authorities, businesses and consumers, including timing of vaccine distribution, to mitigate health risks create significant uncertainty. The Company will continue to closely monitor and proactively adapt to developments and changing conditions. As of the date of the Company’s consolidated financial statements, the Company has yet to be materially impacted by the Coronavirus pandemic. Currently, it is not possible to reliably estimate the length and severity of the pandemic or its long-term impact to the Company’s operations, but the effects could be material and may continue,

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

1. Description of business and summary of significant accounting policies (cont.)

emerge, evolve or accelerate in 2021 as a result of the Company’s customers seeking relief from the economic effects of the Coronavirus. As of the date of the Company’s consolidated financial statements, the relief provided by the Company to its customers related to the effects of the Coronavirus is immaterial.

Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, loss and loss adjustment expense (“LAE”) reserves, the fair values of investments, share-based awards, warrant liabilities, and deferred tax assets. The Company evaluates these estimates on an ongoing basis. These estimates are informed by experience and other assumptions that the Company believes are reasonable. Actual results may differ from these estimates.

Cash, cash equivalents, and restricted cash

Cash consists of cash on deposit. The Company considers all highly liquid securities readily convertible to cash that mature within three months or less from the original date of purchase to be cash equivalents. The Company’s restricted cash relates to cash restricted for the security deposits associated with the Company’s office lease.

The following table sets forth the cash, cash equivalents, and restricted cash (in thousands):

As of December 31,	2020	2019
Cash and cash equivalents:
Cash	$10,799	$981
Money market funds	11,655	7,032
Treasury bills	—	1,398
Total cash and cash equivalents	22,454	9,411
Restricted cash:
Cash on deposit	158	158
Total restricted cash	158	158
Total cash, cash equivalents, and restricted cash	$22,612	$9,569

Investments

The Company accounts for its investments in debt securities in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 320, “Investments — Debt Securities,” and certain equity investments with ASC 321, “Investments — Equity Securities.”

In accordance with ASC 320, our debt securities are classified as available for sale and are measured at fair value with unrealized gains and losses reported as a separate component of comprehensive income.

Equity investments are measured at fair value with all gains and losses reported in net income in accordance with ASC 321.

We may sell our available-for-sale and equity securities in response to changes in interest rates, risk/reward characteristics, liquidity needs or other factors. Available-for-sale and equity securities are reported at their estimated fair values based on quoted market prices or recognized pricing services.

The Company has categorized its investment portfolio as available-for-sale and has reported the portfolio at fair value, adjusted for other-than-temporary declines in fair value, with unrealized gains and losses, net of tax, reported as a separate component of comprehensive income. Fair values are based on quoted market prices or dealer quotes,

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

1. Description of business and summary of significant accounting policies (cont.)

if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Amortization of premium and accretion of discount are computed using the scientific method (constant yield to worst). Realized gains and losses are determined using specific identification method and recorded as a part of other income. Net investment income includes interest and dividend income, amortization and accretion of investment premiums and discounts, respectively, realized gains and losses on sales of securities, and other-than-temporary declines in the fair value of securities, if any. The cost of securities sold is based on the specific identification method.

Impairment of investment securities

Impairment of investment securities results in a charge to operations when a market decline below cost is other-than-temporary. The other-than-temporary write down is separated into the amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recorded as a separate component of capital and surplus. Management regularly reviews the fixed maturity securities portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. Factors considered in evaluating potential impairment include, but are not limited to, the current fair value as compared to cost or amortized cost of the security, as appropriate, the length of time the investment has been below cost or amortized cost and by how much, Kin’s intent to sell the security and whether it is more likely-than-not Kin will be required to sell the security before the recovery of the amortized cost, the ability to retain the investment for a period of time sufficient to allow for an anticipated recovery in fair value, specific credit issues related to the issuer and current economic conditions. Other-than-temporary impairment losses result in a permanent reduction of the cost basis of the underlying investment. Significant changes in the factors management considers when evaluating investments for impairment losses could result in additional impairment losses reported in the consolidated financial statements. There was no impairment of investment securities noted for the years ended December 31, 2020 and 2019.

Fair value of financial instruments

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions, and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•        Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets;

•        Level 2 — Includes, among other items, inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves, quoted prices for similar assets and liabilities in active markets, and quoted prices for identical or similar assets and liabilities in markets that are not active; and

•        Level 3 — Valuations are based on techniques that use significant inputs that are unobservable. The valuation of Level 3 assets and liabilities requires the greatest degree of judgment. These measurements may be made under circumstances in which there is little, if any, market activity for the asset or liability. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, the Company considers factors specific to the asset. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

1. Description of business and summary of significant accounting policies (cont.)

The Company’s financial instruments include cash and cash equivalents, restricted cash, fixed maturities, short-term investments, accounts receivable, accounts payable, assumed and ceded reinsurance contracts, equity securities, common stock warrants, and preferred stock warrants. Short-term investments, fixed maturities, equity securities, common stock warrants, and preferred stock warrants are reported at fair value. Short-term investments are financial instruments that have maturities of one year or less. The recorded carrying amount of cash and cash equivalents, restricted cash, accounts receivable, assumed and ceded reinsurance contracts, and accounts payable approximates their fair value due to their short-term nature.

The Carrier’s level 2 assets are valued based on quoted market prices for the same or similar issuances, considering the Carrier’s credit risk. The Carrier’s Level 3 assets are based upon certain inputs that if altered, could have a material effect on the derived fair value of the Company’s Level 3 assets. The Carrier believes that the unobservable inputs best reflect management’s judgements and assumptions that market participants would use in pricing its Level 3 assets. For further discussion related to our valuation considerations for our level 3 assets, please refer to Note 11.

Concentration of credit risks

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily comprised of cash and cash equivalents, short-term investments, fixed maturities available-for-sale, and reinsurance recoverables. Cash deposits may, at times, exceed amounts insured by the Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation. However, the Company’s exposure to credit risk in the event of default by the financial institutions is limited to the extent of amounts recorded on the consolidated balance sheets. The Company performs evaluations of the relative credit standing of these financial institutions to limit the amount of credit exposure. The Company has not experienced any losses on its deposits of cash and cash equivalents to date. The Company limits its exposure to credit losses by investing in money market funds, U.S. government securities, or securities with average credit quality of A- or fully collateralized. Premium receivables are a mix of receivables due from policyholders, agents, and program administrators. The Company has no significant off-balance-sheet concentration of credit risks such as foreign exchange contracts, option contracts, or other foreign hedging arrangements.

The Company enters into quota share and excess of loss contracts which may be susceptible to catastrophe exposure. The ceding of insurance does not legally discharge the Company from its primary liability for the full amount of the policy coverage, and therefore the Company will be required to pay the loss and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance agreement. To minimize exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers, monitors concentrations of credit risk and, in certain circumstances, holds substantial collateral (in the form of funds withheld and letters of credit) as security under the reinsurance agreements.

Accounts receivable

Accounts receivable consists of premium receivables and commission receivables and is reported net of an allowance for premium amounts or estimated uncollectible commission. Such allowance is based upon an ongoing review of amounts outstanding, length of collection periods, the creditworthiness of the insured and other relevant factors. Amounts deemed to be uncollectible are written off against the allowance. During the years ended December 31, 2020 and 2019, the Company did not have an allowance for doubtful accounts or any bad debt expense, which has been determined based upon the Company’s collection history with its customers, as well as the Company’s assessment of the credit worthiness of its customers as of the years ended December 31, 2020 and 2019.

Reinsurance

Reinsurance recoverable, including amounts related to incurred but not reported claims (“IBNR”), represent paid losses and LAE and reserves for unpaid losses and LAE ceded to reinsurers that are subject to reimbursement under reinsurance treaties. To minimize exposure to losses related to a reinsurer’s inability to pay, the financial condition of such reinsurer is evaluated initially upon placement of the reinsurance and periodically thereafter. In addition to considering the financial condition of a reinsurer, the collectability of the reinsurance recoverable is evaluated based

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

1. Description of business and summary of significant accounting policies (cont.)

upon a number of other factors. Such factors include the amounts outstanding, length of collection periods, disputes, any collateral or letters of credit held and other relevant factors. To the extent that an allowance for uncollectible reinsurance recoverable is established, amounts deemed to be uncollectible would be written off against the allowance for estimated uncollectible reinsurance recoverable. The Company currently has no allowance for uncollectible reinsurance recoverable.

Ceded premium written is recorded in accordance with the applicable terms of the reinsurance contracts and ceded premium earned is charged against revenue over the period of the reinsurance contracts. Ceded losses incurred reduce net loss and LAE incurred over the applicable periods of the reinsurance contracts with third-party reinsurers.

Amounts recoverable from reinsurers are estimated in a manner consistent with the liability associated with the reinsured business and consistent with the terms of the underlying contract.

Deferred policy acquisition costs, net of ceding commissions

Incremental direct costs of acquiring insurance contracts and certain costs related directly to the acquisition process are deferred and amortized over the term of the policies or reinsurance treaties to which they relate. Those costs include commissions, certain marketing expenses, and premium taxes. Ceding commissions relating to reinsurance agreements are recorded as a reimbursement for both deferrable and non-deferrable acquisition costs. The portion of the ceding commission that is equal to the pro-rata share of acquisition costs based on quota share percentage is recorded as an offset to the direct deferred acquisition costs. Any portion of the ceding commission that exceeds the deferable acquisition costs of the business ceded is recorded as a deferred liability and amortized over the same period in which the related premiums are earned. The amortization of deferred policy acquisition benefit is included in other insurance benefits on the consolidated statements of operations.

A premium deficiency is recognized if the sum of expected losses and LAE, unamortized acquisition costs, and policy maintenance costs exceeds the remaining unearned premiums. A premium deficiency would first be recognized by charging any unamortized acquisition costs to expense to the extent required to eliminate the deficiency. If the premium deficiency was greater than unamortized acquisition costs, a liability would be accrued for the excess deficiency. The Company does not consider anticipated investment income when determining if a premium deficiency exists. There was no premium deficiency at December 31, 2020 or 2019.

Capitalized internal use software

The Company capitalizes the costs to develop its internal-use software when preliminary development efforts are successfully completed, management has authorized and committed project funding, it is probable that the project will be completed, and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of 3 years. Costs incurred prior to meeting these criteria, in addition to costs incurred for training and maintenance, are expensed as incurred.

Capitalized internal use software consists of the following (in thousands):

As of December 31,	2020	2019
Capitalized internal use software	$2,141	$727
Less: accumulated amortization	671	150
Total capitalized internal use software	$1,470	$577

Amortization expense for the years ended December 31, 2020 and 2019 were $521 thousand and $141 thousand, respectively.

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

1. Description of business and summary of significant accounting policies (cont.)

Amortization and impairment

Indefinite-lived intangible assets are not amortized but are tested for impairment annually, or more frequently if necessary. Fair value is determined using a combination of present value techniques and market prices of comparable businesses. Indefinite-lived intangible assets are tested for impairment by comparing the estimated fair value of the asset to the asset’s carrying value. If the carrying value of the asset exceeds its estimated fair value, an impairment loss is recognized, and the asset is written down to its estimated fair value. There were no material impairment losses recognized on indefinite-lived intangible assets during the years ended December 31, 2020 and 2019.

The Company evaluates the recoverability of long-lived assets, excluding indefinite-lived intangible assets, whenever events or changes in circumstances indicate the carrying value of such asset may not be recoverable. Should there be an indication of impairment, the Company tests for recoverability by comparing the estimated undiscounted future cash flows expected to result from the use of the asset to the carrying amount of the asset or asset group. If the asset or asset group is determined to be impaired, any excess of the carrying value of the asset or asset group over its estimated fair value is recognized as an impairment loss. There were no impairment losses recognized on long-lived assets during the years ended December 31, 2020 and 2019.

Loss and loss adjustment expense reserve

The reserves for loss and LAE represent management’s best estimate of the ultimate cost of all reported and unreported loss incurred through the balance sheet date. Unpaid loss and LAE are based upon the assumption that past developments, along with new information that becomes available to the Company, are appropriate indicators of future events. The IBNR portion of unpaid loss and LAE is based on industry experience and other factors. The methods of making such estimates and for establishing the resulting reserves are periodically reviewed and updated. Any resulting adjustments are reflected in income. Unpaid loss and LAE consists of the estimated ultimate cost of settling claims incurred within the reporting period (net of related reinsurance recoverable), including IBNR claims, plus changes in estimates of prior period losses. The Company reports its unpaid loss and LAE on an undiscounted basis.

The estimation of the liability for unpaid loss and LAE is inherently complex and subjective, especially in view of changes in the legal and economic environment, which impact the development of unpaid loss and LAE, and therefore quantitative techniques frequently have to be supplemented by subjective considerations and managerial judgment. In addition, trends that have affected development of liabilities in the past may not necessarily occur or affect liability development to the same degree in the future. Therefore, there can be no assurance that the ultimate liability will not materially differ from amounts reserved with a resulting material effect on the operating results of the Company.

The unpaid loss and loss adjustment expense estimate is generally calculated by first projecting the ultimate cost of all claims that have been incurred and then subtracting paid losses and loss expenses. Reported losses include cumulative paid losses and loss expenses plus case reserves. IBNR includes a provision for expected development from reported claims and unreported claims.

The historical data from competitor experience provides the factors the Company uses in its actuarial analysis in estimating its loss and LAE reserves. These factors are measures over time of claims reported, average case incurred amounts, case development, severity and payment patterns. However, these factors cannot be directly used as they do not take into consideration changes in business mix, claims management, and other subjective factors. The Company uses multiple actuarial methods in determining its estimates of the ultimate unpaid claim liabilities. Each of these methods require judgment and assumptions. The methods used include:

•        Incurred Development Method — uses historical, cumulative incurred losses by accident quarter and develops those actual losses to estimated ultimate losses based upon the assumption that each accident quarter will develop to estimated ultimate cost in a manner that is similar to prior quarters.

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

1. Description of business and summary of significant accounting policies (cont.)

•        Incurred Bornhuetter — Ferguson Method — Estimates ultimate losses by adding actual incurred losses and projected future unreported losses. Future unreported losses depend on the development pattern selected and the ultimate loss ratio selected.

•        Incurred Cape Cod — Mechanically similar to Bornhuetter Ferguson Method, but Ultimate Loss Ratio comes from the company’s experience by estimating the loss development pattern and adjusting premium to come up with an Ultimate Loss Ratio, instead of making a selection.

For each method, losses are projected to the ultimate amount to be paid. The Company then analyzes the results and may emphasize or de-emphasize some or all of the outcomes to reflect actuarial judgment regarding their reasonableness in relation to supplementary information and operational and industry changes. These outcomes are then aggregated to produce a single selected point estimate that is the basis for the actuary’s point estimate for loss reserves.

Revenue recognition

Net earned premium

The Company accounts for its revenues from insurance activities where it acts of behalf of the Carrier in accordance with the guidance of ASC 944, “Financial Services — Insurance”. Net earned premium represents the earned portion of the Carrier’s gross written premium for insurance policies written or assumed by the Carrier and less ceded written premium (any portion of the Carrier’s gross written premium that is ceded to third-party reinsurers under the Carrier’s reinsurance agreements). The Carrier earns written premiums on a pro-rata basis over the term of the policies.

The Carrier receives revenue based on the premium ceded to third-party reinsurers for the compensation reimbursement for the Carrier’s acquisition and underwriting services. Excess of ceding commission over the cost of acquisition and underwriting expenses is included in deferred acquisition benefits. The Carrier earns commission on reinsurance premium ceded in a matter consistent with the recognition of the earned premium on the underlying insurance policies, on a pro-rata basis over the terms of the policies reinsured. The Carrier records the portion of ceding commission income which represents reimbursement of successful direct acquisition costs related to the underlying policies as an offset to the applicable direct acquisition costs.

Commission income, net

On January 1, 2019, the Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”), which is related to agency revenue streams, using the modified retrospective method. This adoption did not impact amounts previously reported by the Company, nor did it require a cumulative effect adjustment upon adoption.

Current revenue sources that are within the scope of ASC 606 are the Company’s claims management and services where Kin sells insurance for third-party carriers.

Revenue is measured as the amount of consideration the Company expects to be entitled to an exchange for providing services, which is based upon a fixed percentage that is defined within the context of each contract that the Company has with its customers (i.e. the negotiated percentages with each carrier). The Company’s typical receipt of payment is within 30 days of the completion of its performance obligations for each respective customer. The transaction price associated with a specific contract is allocated among the performance obligations proportionally based upon each obligation’s standalone selling price. Sales, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue.

The Company’s contracts allow the policyholder the right to cancel the policy at any time. The Company includes variable consideration in the estimated transaction price, and it does not create a material impact on the transaction

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

1. Description of business and summary of significant accounting policies (cont.)

price. The Company’s estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on all information (historical, current and forecasted) that is reasonably available at contract inception.

1.      Agency Commission: The Company operates as licensed insurance agencies that are engaged in the sale of policies. The Company earns an agency commission from the carriers whose policies the Company sells, which is recorded in the commission income, net line in the consolidated statements of operations. The performance obligation from the agency contracts is the placement of the insurance policies. The Company recognizes commission received from insurers for the sale of insurance contracts as revenue at a point in time on the policy effective dates.

2.      Claim Processing Fees: The Company receives a fee, that is calculated as a percent of the premium, in exchange for providing claims adjudication services. The claims adjudication services are provided over a three-year period and recognized over the claim development period, which is also three years, and faithfully depicts the transfer of the Company’s services to its customers. Revenue and contract liabilities derived from claims processing fees is immaterial for the years ended December 31, 2020 and 2019.

All revenues for the years ended December 31, 2020 and 2019 are from business conducted in the United States.

Contract costs

Additionally, the Company has evaluated ASC Topic 340, “Other Assets and Deferred Cost” (“ASC 340”) which requires companies to defer certain incremental cost to obtain or fulfill customer contracts.

Incremental cost to obtain — These incremental costs relate to contracts that are for less than a year in duration, and as such, the Company expenses these costs as incurred.

Other insurance benefits

Other insurance benefits consist of deferred acquisition costs. Deferred acquisition costs include ceded commissions, agent commissions, premium taxes, and advertising costs. Insurance related expenses are offset by the portion of ceding commission income which represents reimbursement of successful acquisition costs related to the underlying policies.

Marketing

The Company expenses brand and content, marketing services, and advertising expenses as incurred and are included in marketing expenses within the consolidated statements of operations. Advertising expenses were $4,821 thousand and $1,000 thousand for the years ended December 31, 2020 and 2019, respectively.

Interest expense

Interest and other expense primarily consist of interest expense incurred for the Debt Facility, the Term Loan, and the Convertible Notes.

Debt issuance costs

Debt issuance costs associated with the Term Loan are presented as a reduction of the Company’s Term Loan balance in the consolidated balance sheets and are amortized to interest expense on a straight-line basis over the term of the Term Loan.

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

1. Description of business and summary of significant accounting policies (cont.)

Share-based compensation expense

On January 1, 2019, the Company adopted ASU 2018-07, which substantially aligns stock-based compensation for employees and non-employees and accounts for non-employee share-based awards in accordance with the measurement and recognition criteria of ASC 718 “Compensation — Stock Compensation”. The Company used the modified prospective method of adoption. There was no cumulative effect of the adoption of ASC 718.

The Company accounts for its stock-based compensation under ASC 718 using the fair value based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the shorter of the service period or the vesting period of the stock-based compensation. This guidance establishes standards for the accounting for transactions in which an entity exchanges it equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option pricing model. Determining the fair value of stock-based compensation at the grant date under this model requires judgment, including estimating volatility, employee stock option exercise behaviors and forfeiture rates. The assumptions used in calculating the fair value of stock-based compensation represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment.

Other expenses

Other expenses consist of certain expenses that relate specifically to insurance expenses, travel expenses, software expenses, and various other individually immaterial expenses. These expenses do not represent substantial items for the Company, and have been grouped together as each item is not material to the consolidated financial statements of the Company.

Income taxes

The Company accounts for income taxes using the asset and liability method, under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between consolidated financial statement carrying amounts and the tax basis of assets and liabilities and net operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

The Company determines whether it is more likely than not that a tax position will be sustained upon examination. If it is not more likely than not that a position will be sustained, no amount of benefit attributable to the position is recognized. The tax benefit to be recognized of any tax position that meets the more likely than not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency. In regard to the Carrier, the Carrier files state income taxes within the state of Florida and is required to remit premium taxes.

Geographical breakdown of gross written premium

Gross written premium is fully within the state of Florida as the Company has not issued policies in states other than Florida as of December 31, 2020 and 2019.

Recent accounting pronouncements

Accounting pronouncements recently adopted

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”), related to revenue recognition which replaces numerous requirements in U.S. GAAP,

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

1. Description of business and summary of significant accounting policies (cont.)

including industry-specific requirements, and provides companies with a single revenue recognition model for recognizing revenue from contracts with customers. The core principal of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services in accordance with the five step model outlined in Topic 606: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations, and (v) recognize revenue when (or as) performance obligations are satisfied. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented and the cumulative effect of applying the standard would be recognized at the earliest period presented, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application.

Effective January 1, 2019, the Company adopted the requirements of Topic 606 using the modified retrospective approach. The adoption of this ASU did not have a material impact on the Company’s consolidated financial position, results of operations, equity or cash flows as of the adoption date or for the year ended December 31, 2019. The Company has provided the disclosures required by ASU 2014-09.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (“Topic 230”): Classification of Certain Cash Receipts and Cash Payments, which outlines guidance requiring amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the amounts shown on the statement of cash flows. This ASU is effective beginning with annual and interim reporting periods beginning after December 15, 2018 and interim reporting periods within fiscal years beginning after December 15, 2019. The Company has adopted this standard for the reporting periods presented, for which the impact was immaterial.

In May 2017, the FASB issued ASU 2018-07, Compensation — Stock Compensation (“Topic 718”): Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements. The amendment provides guidance on the types of changes to the terms or conditions of share-based payment awards which would require an entity to apply modification accounting. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (“Topic 820”): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. This ASU amends ASC 820, Fair Value Measurement, to add, remove, and modify fair value measurement disclosure requirements. This ASU is effective for all entities for fiscal years, beginning after December 15, 2019 and interim periods within those fiscal years, with early adoption permitted. The Company has adopted this standard for the reporting periods presented, for which the impact was immaterial.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740) — Simplifying the Accounting for Income Taxes.” It removes certain exceptions to the general principles in ASC Topic 740 and improves consistent application of and simplifies U.S. GAAP for other areas of ASC Topic 740 by clarifying and amending existing guidance. This guidance is effective for interim and annual reporting periods beginning after December 15, 2020. The Company has adopted this standard for the reporting periods presented, for which the impact was immaterial.

Accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). Under ASU 2016-02, an entity will be required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. ASU 2016-02 offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. In February of 2020, the FASB issued ASU 2020-02, Topic 326 and Leases Topic 842: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases, which amended the effective date of Topic 326 to defer the implementation requirements of Topic 326 until a later date. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2021, and early adoption is permitted. The Company is currently evaluating the impact of implementation of this standard on its consolidated financial statements.

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

1. Description of business and summary of significant accounting policies (cont.)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (“Topic 326”): Measurement of Credit Losses on Financial Instruments, which will require entities to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable supportable forecasts. This ASU replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial instruments measured at amortized cost and also applies to some off-balance sheet credit exposures. In February of 2020, the FASB issued ASU 2020-02, Topic 326 and Leases Topic 842: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases, which amended the effective date of Topic 326 to defer the implementation requirements of Topic 326 until a later date. ASU is effective beginning on January 1, 2023, and the Company is currently evaluating the impact of implementation of this standard on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)”. This ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock. As well as amend the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. In addition, this ASU improves and amends the related EPS guidance. This standard is effective for us for our fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Adoption is either a modified retrospective method or a fully retrospective method of transition. The Company is assessing the impact the new guidance will have on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (“Topic 350”): Simplifying the Test for Goodwill Impairment. ASU 2017-04 simplifies the goodwill impairment test, eliminating the requirement for an entity to determine the fair value of its assets and liabilities at the impairment testing date following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, an entity will be required to perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity will be required to recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The guidance is available to all companies, for impairment tests after January 1, 2017, with a mandatory adoption date effective for annual and interim reporting periods beginning after December 15, 2021. The Company is assessing the impact the new guidance will have on our consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-4, “Reference Rate Reform (Topic 848).” It provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. These optional expedients and exceptions allow a company to choose not to apply certain modification accounting requirements under U.S. GAAP to contracts affected by reference rate reform. A company that makes this election would present and account for a modified contract as a continuation of the existing contract. It also enables a company to continue to apply hedge accounting for hedging relationships in which the critical terms change due to rate reform. This guidance was effective March 12, 2020 and provides relief to contract modifications through December 31, 2022. The Company is assessing the impact the new guidance will have on our consolidated financial statements.

2. Variable interest entity

In order to determine whether the Company has a controlling financial interest in the Carrier and, thus, is the Carrier’s primary beneficiary, the Company considered whether it has i) the power to direct the activities of the Carrier that most significantly impact its economic performance and ii) the obligation to absorb losses of the Carrier that could potentially be significant to it or the right to receive benefits from the Carrier that could potentially be significant to it.

The Company has evaluated whether it has a variable interest in the Carrier, whether the Carrier is a VIE and whether the Company has a controlling financial interest in the Carrier. The Company concluded that it has variable interests in the Carrier because the Company provides the surplus note to the Carrier and the Carrier’s entry into the

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

2. Variable interest entity (cont.)

AIF Agreement for which the Company receives a fee from the Carrier and has the individual power to direct the activities of the Carrier that most significantly impact its economic performance. In addition, the Company’s variable interests in the Carrier obligate the Company to absorb deficits and provide it with the right to receive benefits that could potentially be significant to the Carrier. The Company performs a qualitative assessment of the Carrier on an ongoing basis to determine if it continues to be the primary beneficiary.

Each subscriber contributes additional funds, which are calculated as a fixed percentage of the premium. In the event of a cancellation, the surplus contributions received by the Carrier are refundable. The Carrier’s equity at risk, as defined by U.S. GAAP, is considered to be insufficient to finance its activities without additional support, and therefore, the Carrier is considered a VIE and the Company has a noncontrolling interest in the Carrier. Noncontrolling interest is the portion of equity (net assets) not attributable, directly or indirectly, to the Company. The Company has no ownership interest in the reciprocal insurer. Therefore, the difference between the value of their assets and liabilities represent the value of the noncontrolling interest.

The following table summarizes the carrying amount of the assets and liabilities of the Carrier included in the Company’s consolidated balance sheets (after elimination of intercompany transactions and balances) (in thousands):

December 31,	2020	2019
Cash and cash equivalents	$7,193	$2,768
Accounts receivable	59	12
Premium receivable	2,447	250
Ceded reinsurance	7,522	631
Reinsurance recoverable	2,876	78
Investments
Fixed maturities	26,511	27,200
Equity securities	979	563
Short-term investments	—	2,887
Total investments	27,490	30,650
Other assets	192	166
Total assets	$47,779	$34,555
December 31,	2020	2019
Loss and loss adjustment expense reserves	$4,009	$84
Unearned premiums	11,366	898
Reinsurance payable	2,979	399
Accounts payable & accrued expenses	205	34
Claim payments liability	592	—
Deferred acquisition benefits	974	104
Other liabilities	659	3
Total liabilities	$20,784	$1,522

The assets of the Carrier can only be used to settle obligations of the Carrier. The creditors of the Carrier have no recourse to the general credit of the Company. The results of operations and cash flows of the Carrier are included in the Company’s consolidated financial statements.

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

3. Investments

The amortized cost and fair value of fixed maturities securities and equity securities were the following as of December 31, 2020 and 2019 (in thousands):

As of December 31, 2020	Amortized cost	Gross unrealized gains	Gross unrealized losses	Net holding period gains	Fair value
Fixed maturities:
US Treasury securities and agencies	$6,131	$167	$(1)	$—	$6,297
Municipal securities	2,737	183	—	—	2,920
Corporate debt securities	9,816	489	—	—	10,305
Residential mortgage backed securities	115	2	—	—	117
Commercial mortgage backed securities	3,204	98	—	—	3,302
Other debt obligations	3,603	69	—	—	3,672
Total fixed maturities	25,606	1,008	(1)	—	26,613
Equity securities	919	—	—	60	979
Total	$26,525	$1,008	$(1)	$60	$27,592
As of December 31, 2019	Amortized cost	Gross unrealized gains	Gross unrealized losses	Net holding period gains	Fair value
Fixed maturities:
US Treasury securities and agencies	$6,040	$8	$(24)	$—	$6,024
Municipal securities	2,378	—	(23)	—	2,355
Corporate debt securities	9,557	17	(34)	—	9,540
Residential mortgage backed securities	185	1	—	—	186
Commercial mortgage backed securities	3,869	—	(31)	—	3,838
Other debt obligations	5,359	2	(4)	—	5,357
Total fixed maturities	27,388	28	(116)	—	27,300
Equity securities	517	—	—	46	563
Short-term investments	2,887	—	—	—	2,887
Total	$30,792	$28	$(116)	$46	$30,750

The following tables show unrealized losses in the Company’s portfolio sorted by security type and by length of time that the securities were in an unrealized loss position as of December 31, 2020 and 2019 (in thousands):

	Less than 12 months		12 months or longer		Total
As of December 31, 2020	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Fixed maturities:
US Treasury securities and agencies	$158	$(1)	$—	$—	$158	$(1)
Municipal securities	—	—	—	—	—	—
Corporate debt securities	—	—	—	—	—	—
Residential mortgage backed securities	—	—	—	—	—	—
Commercial mortgage backed securities	—	—	—	—	—	—
Other debt obligations	—	—	—	—	—	—
	$158	$(1)	$—	$—	$158	$(1)

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

3. Investments (cont.)

	Less than 12 months		12 months or longer		Total
As of December 31, 2019	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Fixed maturities:
US Treasury securities and agencies	$4,643	$(24)	$—	$—	$4,643	$(24)
Municipal securities	2,140	(23)	—	—	2,140	(23)
Corporate debt securities	7,169	(34)	—	—	7,169	(34)
Residential mortgage backed securities	—	—	—	—	—	—
Commercial mortgage backed securities	3,577	(31)	—	—	3,577	(31)
Other debt obligations	1,462	(4)	—	—	1,462	(4)
Total	18,991	(116)	—	—	18,991	(116)

The amortized cost and fair value of fixed maturities securities and short-term investments by contractual maturity are as follows (in thousands):

As of December 31, 2020	Amortized cost	Fair value
Due to mature:
One year or less	$1,788	$1,800
After one year through five years	14,158	14,692
After five years	4,323	4,649
After ten years	5,337	5,472
Total fixed maturities and short-term investments	$25,606	$26,613
As of December 31, 2019	Amortized cost	Fair value
Due to mature:
One year or less	$3,138	$3,137
After one year through five years	14,659	14,636
After five years	6,569	6,532
After ten years	5,909	5,882
Total fixed maturities and short-term investments	$30,275	$30,187

Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Net realized gains from fixed maturity securities, short-term investments, and equity securities were $56 thousand and $46 thousand for the year ended December 31, 2020 and 2019, respectively.

The Company’s net investment income is comprised of the following (in thousands):

Year Ended December 31,	2020	2019
Fixed maturities income	$570	$129
Equity securities	31	5
Short-term investment income	27	188
Total gross investment income	628	322
Investment expenses	9	3
Net investment income	$619	$319

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

3. Investments (cont.)

Pursuant to certain regulatory requirements, the Company is required to hold assets on deposit with various state insurance departments for the benefit of policyholders. These special deposits are included in investments on the consolidated balance sheets. These special deposits are located solely in the state of Florida, and have an amortized cost of $400 thousand and $401 thousand and a fair value of $405 thousand and $403 thousand as of December 31, 2020 and 2019, respectively.

4. Fair value measurement

The following table summarizes the Company’s fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis (in thousands):

As of December 31, 2020
Type of financial instrument	Aggregate fair value	Level 1	Level 2	Level 3
Assets
Fixed Securities	$26,613	$1,457	$25,156	$—
Equity Securities	979	979	—	—
Total investments	27,592	2,436	25,156	—
Cash equivalents	11,655	11,655	—	—
Liabilities
Common stock warrants	272	—	—	272
Preferred stock warrants	10,726	—	—	10,726
As of December 31, 2019
Type of financial instrument	Aggregate fair value	Level 1	Level 2	Level 3
Assets
Fixed Securities	$27,300	$1,404	$25,896	$—
Equity Securities	563	563	—	—
Short-term investments	2,887	2,248	639	—
Total investments	30,750	4,215	26,535
Cash equivalents	8,430	8,430	—	—
Liabilities
Common stock warrants	99	—	—	99

Common stock warrant liabilities

The following table includes a rollforward of the common stock warrant liability activity valued using Level 3 inputs (in thousands):

Balance as of January 1, 2019	$—
Issuance of Common Stock Warrants	99
Balance as of December 31, 2019	99
Conversion to B-2 Preferred Stock Warrant	(80)
Changes in fair value	253
Balance as of December 31, 2020	$272

On May 7, 2020, certain common stock warrants were converted into Series B-2 Warrants. As a result of this conversion, the Company recorded a loss on extinguishment of liabilities of $475 thousand.

See Note 11 for additional information regarding common stock warrant liabilities.

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

4. Fair value measurement (cont.)

Preferred Stock Warrant Liabilities

The following table includes a rollforward of the preferred stock warrant liability activity valued using Level 3 inputs (in thousands):

Balance as of January 1, 2019	$—
Changes in fair value	—
Balance as of December 31, 2019	—
Issuance of Preferred Stock Warrants	74
Conversion to B-2 Preferred Stock Warrants	554
Changes in fair value	10,098
Balance as of December 31, 2020	$10,726

See Note 11 for additional information regarding preferred stock warrant liabilities.

5. Deferred policy acquisition benefits

The following table presents the policy acquisition benefits deferred and amortized (in thousands):

As of December 31,	2020	2019
Deferred policy acquisition benefits, net at beginning of year	$26	$—
Policy acquisition benefits deferred during year	657	28
Policy acquisition benefits amortized during year	(388)	(2)
Deferred policy acquisition benefits, net at end of year	$295	$26

6. Intangible assets

The Company’s intangible assets consist of Kin domain names, which are kin.com and kin.co. The assets are considered to have indefinite useful lives and are reviewed for impairment at least annually or more frequently if circumstances arise that indicate an impairment may have occurred, as discussed in the above.

In December 2019, the Company sold its customer relationships intangible assets. The Company previously acquired a customer relationship list from an Illinois homeowner’s insurance agency. The Company recognized $51 thousand of amortization expense in 2019. The proceeds from the sale were $70 thousand. The Company recorded a loss on the sale of $23 thousand.

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

7. Loss and loss adjustment expense reserves

The following tables presents information about incurred and paid loss development as of December 31, 2020, net of reinsurance, as well as cumulative claim frequency and the total of IBNR reserves. The tables include unaudited information about incurred and paid claims development for the years ended December 31, 2019, and audited information about incurred and paid claims development for the year ended December 31, 2020. In addition, the following table shows incurred loss and LAE by accident year (in thousands):

December 31,	2020	2019
Unpaid loss and LAE as of January 1	$84	$—
Less: Reinsurance recoverable(1)	28	—
Net unpaid loss and LAE as of January 1	56	—
Add: Incurred losses and LAE, net of reinsurance, related to:
Current year	3,892	76
Prior years	—	—
Total incurred	3,892	76
Less: Paid losses and LAE, net of reinsurance, related to:
Current year	1,856	20
Prior years	26	—
Total paid	1,882	20
Unpaid loss and LAE, net of reinsurance, as of December 31	2,066	56
Reinsurance recoverable as of December 31(1)	1,943	28
Unpaid loss and LAE, gross of reinsurance recoverable, as of December 31	$4,009	$84

____________

(1)      Reinsurance recoverable in this table includes only ceded unpaid loss and LAE

The following table presents incurred loss and LAE, net of reinsurance, as well as IBNR loss reserves and the number of reported claims as it relates all of the Company’s provided coverages (in thousands, excluding the cumulative number of reported claims):

			December 31, 2020
	2019	2020	IBNR	Cumulative number of reported claims
	(unaudited)
Accident Year
2019	$48	$48	$2	2
2020	—	3,781	1,292	514
Total incurred losses and ALAE, net	$48	$3,829	$1,294	516

The Carrier has an increase in amounts paid and incurred due to an increase in policies from 2019 to 2020. The Carrier grew in policy count from both writing more business in its current basic homeowners insurance product and from diversifying into mobile home and condo insurance coverage. As a result, the Carrier has also seen an increase in claims.

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

7. Loss and loss adjustment expense reserves (cont.)

Cumulative paid loss and LAE, net of reinsurance

The following table presents cumulative paid loss and LAE, net of reinsurance (in thousands):

	2019	2020
	(unaudited)
Accident Year
2019	$20	$26
2020	—	1,856
Total paid losses and ALAE, net	$20	$1,882
Total unpaid loss and ALAE reserves, net	56	2,066
Ceded reinsurance loss and LAE	28	1,943
Gross unpaid loss and LAE	$84	$4,009

Average annual percentage payout of incurred loss by age, net of reinsurance (unaudited supplementary information)

The following table presents supplementary information about average historical claims duration as of December 31, 2020:

	Year 1	Year 2
Property & Casualty	45.53%	53.65%

The percentages listed above show the correlation of the amounts paid for claims as they relate to the incurred losses of the Carrier, averaged over a two-year period. The actual claims that have been paid by the Carrier are lower than the amounts incurred.

The reconciliation of the net incurred and paid loss information in the loss reserve rollforward table and development tables with respect to the current accident year is as follows (in thousands):

	2020 Current accident year		2020 Prior accident year
	Incurred	Paid	Incurred		Paid
Rollforward table	$3,892	$1,856		$—		$26
Development table	3,781	1,856		—		6
Unallocated loss adjustment expense	$111	$—	$		$

8. Reinsurance

The Carrier has entered into quota share and excess of loss contracts which may have catastrophe exposure. The Carrier is not relieved of its primary obligations to policyholders in the event of a default or the insolvency of its reinsurers, therefore a credit exposure exists to the extent that any reinsurer fails to meet its obligations assumed in the reinsurance agreements. To mitigate this exposure to reinsurance insolvencies, the Carrier evaluates the financial condition of its reinsurers and, in certain circumstances, holds substantial collateral (in the form of funds withheld and letters of credit) as security under the reinsurance agreements.

The catastrophe excess of loss coverage is provided by agreement with commercial reinsurers and by the Florida Hurricane Catastrophe Fund (FHCF). For the year ended December 31, 2020, the excess of loss treaties generally provide coverage on ultimate net losses of approximately $58 million in excess of $2,500 thousand per occurrence with the FHCF providing coverage for 90% of the losses from qualifying catastrophic events in excess of $6,000 thousand up to a maximum of $15,400 thousand.

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

8. Reinsurance (cont.)

For the year ended December 31, 2019, the excess of loss treaties generally provide coverage on ultimate net losses of approximately $5,400 thousand in excess of $1,000 thousand per occurrence with the FHCF providing coverage for 90% of the losses from qualifying catastrophic events in excess of $931 thousand up to a maximum of $2,600 thousand.

The FHCF provides coverage for named hurricanes and only provides no coverage after the one-time limit is exhausted. Reinsurance premiums for the FHCF are paid on a total insured value basis. In the event of a FHCF loss assessment, the Carrier may recoup the assessments from its policyholders.

During 2020 and 2019, the Carrier executed per risk excess of loss reinsurance agreements for coverage of $2,500 thousand and $1,500 thousand in excess of $500 thousand respectively, subject to a per loss occurrence limit of $10,000 thousand and $2,500 thousand (unlimited for all occurrences).

Effective July 1, 2019, the Carrier entered into a quota share reinsurance agreement that generally provides coverage of 50% on ultimate net losses, subject to a limit of liability of $500 thousand of losses on all catastrophe occurrences.

Effective June 1, 2020, the Carrier renewed the quota share reinsurance agreement that continues to provide coverage of 50% on ultimate net losses, subject to a limit of liability of $500 thousand of losses on all catastrophe occurrences.

Effective July 1, 2019, the Carrier entered a quota share reinsurance agreement that generally provides coverage of 90% of flood losses.

The Carrier monitors the financial condition of its reinsurers in order to minimize its exposure to loss from reinsurance insolvencies. As of December 31, 2020, all of the Carrier’s reinsurers are rated A- or higher, or fully collateralized. As of December 31, 2019, the Company recorded a provision for reinsurance for $29 thousand, as the amount of reinsurance recoverable was not fully collateralized. Reinsurance contracts do not release the Carrier from its obligations to its insureds, and nonperformance by counterparties to these reinsurance agreements could expose the Carrier to loss.

The following table reflects amounts affecting the consolidated balance sheets and statements of operations for ceded reinsurance as of and for the year ended December 31, 2020 and December 31, 2019 (in thousands):

	2020	2019
Loss and LAE reserves
Direct	$4,009	$84
Assumed	—	—
Gross loss and LAE reserves	4,009	84
Ceded	1,943	28
Net loss and LAE reserves	2,066	56

Unearned premiums:
Direct	11,366	898
Assumed	—	—
Gross unearned premiums	11,366	898
Ceded	7,522	631
Net unearned premiums	$3,844	$267

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

8. Reinsurance (cont.)

	2020	2019
Written premiums:
Direct	$19,434	$1,010
Assumed	—	—
Gross written premiums	19,434	1,010
Ceded	15,700	1,100
Net written premiums	3,734	(90)

Earned premiums:
Direct	8,965	112
Assumed	—	—
Gross earned premiums	8,965	112
Ceded	8,809	469
Net earned premiums	156	(357)

Loss and LAE incurred:
Direct	7,710	124
Assumed	—	—
Gross loss and LAE	7,710	124
Ceded	3,818	48
Net loss and LAE	$3,892	$76

For the year ended December 31, 2019, the Carrier realized greater ceded premiums than direct written premiums. The Carrier began operations in 2019 and due to the structure of the reinsurance contracts, the ceded premium, which is amortized on a straight-line basis over the contract year, exceeded the written premiums due to the natural escalation of operations within the Carrier’s first year.

Amounts recoverable from reinsurers are recognized in a manner consistent with the claims liabilities associated with the reinsurance placement and presented on the balance sheet as reinsurance recoverable on paid and unpaid losses and LAE. Such balance as of December 31, 2020 and 2019 are presented in the table below (in thousands):

	2020	2019
Reinsurance recoverable on paid loss	$933	$50
Ceded unpaid loss and LAE	1,943	28
Total reinsurance recoverable	$2,876	$78

To reduce credit exposure to reinsurance recoverable and unearned reinsurance premium balances, the Carrier evaluates the financial condition of its reinsurers and, in certain circumstances holds collateral in the form of funds withheld and letters of credit as security under the terms of its reinsurance contracts. The Carrier has the following unsecured reinsurance recoverable and ceded unearned reinsurance premium balances from reinsurers at December 31, 2020 (in thousands):

AM best rating	Reinsurer	2020	2019
A	Allied World Ltd	15	—
A-	Convex Ins UK	72	—
A-	Convex Limited	72	—
A	Fidelis Ins Bermuda	144	—
A	Fidelis UK	144	—
A-	Third Point	58	—
A+	XL Bermuda	15	—
NR	Top Sail	4,891	163
A+	Endurance Specialty	18	—

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

9. Statutory financial information

U.S. state insurance laws and regulations prescribe accounting practices for determining statutory net income and capital and surplus for insurance companies. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. The principal differences between Statutory Accounting Principles (“SAP”) and U.S. GAAP as they relate to the financial statements of the Company’s insurance subsidiaries are (a) policy acquisition costs are expensed as incurred under SAP, whereas they are deferred and amortized under U.S. GAAP, (b) certain assets are not admitted for purposes of determining surplus under SAP, (c) investments in fixed maturities securities are carried at amortized cost under SAP whereas such securities are carried at fair value under U.S. GAAP , and (d) the criteria for recognizing net DTAs and the methodologies used to determine such amounts are different under SAP and U.S. GAAP.

Risk-Based Capital (“RBC”) requirements promulgated by the National Association of Insurance Commissioners require property/casualty insurers to maintain minimum capitalization levels determined based on formulas incorporating various business risks of the insurance subsidiaries, for which the Company exceeds. The Company’s statutory net income and statutory surplus as of December 31, 2020 and 2019 and for the years then ended are summarized as follows (in thousands):

December 31,	2020	2019
Statutory net loss	$8,613	$644
Statutory capital and surplus	26,074	32,918

10. Commitments and contingencies

Operating leases

The Company leases two offices under non-cancelable operating leases that expires on November 29, 2021 and February 28, 2022, respectively. Future minimum lease payments as of December 31, 2020 are as follows (in thousands):

December 31,
2021	$698
2022	16

Rent expense, which is reported in general, administrative and distribution, for the years ended December 31, 2020 and 2019 was $705 thousand and $613 thousand, respectively.

The Company additionally subleases a portion of its office space to tenants, who have the right to terminate the lease with a 60 day notice. The sublease rental income which is a reduction of general, administrative, and distributions expenses, for the years ended December 31, 2020 and 2019 was $53 thousand and $66 thousand, respectively.

The Company is subject to claims and legal proceedings which arise in the normal course of business. Management believes that the ultimate resolution of such matters will not have a material adverse effect on the financial position or results of operations of the Company. There are no litigation matters outstanding or pending that are expected to have a material effect on our consolidated financial statements.

11. Convertible preferred stock

Prior to 2019, the Company provided in its Articles of Incorporation for the authorization and issuance of 3,934,453 shares of Preferred Stock at a par value of $0.00001 which consisted of the Company’s Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, Series Seed-6 Preferred Stock (collectively referred to as the “Series Seed Preferred Stock”), and the Series A Preferred Stock.

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

11. Convertible preferred stock (cont.)

On May 6, 2020, the Company amended its Articles of Incorporation to allow for the additional authorization and issuance of additional shares of preferred stock, including the Company’s Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-3 Preferred Stock (collectively referred to as the “Series B Preferred Stock”). As a result of the amendment to the Articles of Incorporation the Company’s Convertible Notes converted into Series B-2 and Series B-3 Preferred Stock, with significant provisions described further in the below.

Subsequently on June 30, 2020, the Company again amended its Articles of incorporation to increase the number of Preferred Shares that were authorized and issued, which is detailed in the Company’s Statement of Owners’ Equity. As part of the above capital raises, the Company has raised to date $35,672 thousand and $17,073 thousand as of December 31, 2020 and 2019, respectively.

Significant provisions of the Preferred Stock are as follows:

Dividends

Dividends associated with the Company’s Preferred stock are non-cumulative and discretionary. Holders of the Company’s Preferred Stock have a right to receive preferential dividends in the amount of 8%, prior to holders of the Company’s Common Shares receiving any such distribution. No dividends have been declared by the Company as of December 31, 2020 or 2019.

Voting

Each holder of outstanding Preferred Stock has voting rights equal to an equivalent number of common stock into which it is convertible and votes together as one class along with the common stock. The holders of the Preferred Stock have the right to vote on all significant matters as to which holders of common stock have the right to vote.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of Company’s Preferred Stock are entitled to be paid out of the assets of the Company before any payment shall be made to the holders of the Company’s common stock. The holders of the Preferred Stock shall receive the greater of i) the applicable Original Issue Price per share plus all declared but unpaid dividends on such Preferred Stock or ii) the amount per share that would have been payable had all preferred stock been converted into common stock immediately prior to such liquidation, dissolution, or winding up. Liquidation payments to preferred shareholders are payable in preference and priority to any payments made to the holders of the then outstanding common stock.

Redemption

The Preferred Stock of the Company is solely redeemable in the event of a liquidation, dissolution or winding up of the Company (a “deemed liquidation event”).

Conversion

Each share of the Company’s Preferred Stock is convertible at the option of the holder, at any time into that number of fully paid and nonassessable common stock determined by dividing the original issue price of the convertible preferred stock by the conversion price in effect on the date of conversion.

Conversion is automatic immediately upon i) the Company’s sale of common stock in a firm commitment underwritten public offering at $30.03 per share (subject to adjustments for stock dividends, splits, combinations, and similar events) provided that the proceeds total at least $50,000 thousand, or ii) the election of the holders of a majority of the then outstanding preferred stock.

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

11. Convertible preferred stock (cont.)

The Company’s convertible preferred shares were as follows for the periods ended December 31, 2020 and 2019:

December 31, 2020	Issuance Price Per Share	Authorized Shares	Shares Issued and Outstanding
Series Seed-1 Preferred Stock	$3.11661	1,350,000	1,111,127
Series Seed-2 Preferred Stock	0.82734	151,086	151,086
Series Seed-3 Preferred Stock	1.24664	16,043	16,043
Series Seed-4 Preferred Stock	1.66219	300,955	207,555
Series Seed-5 Preferred Stock	2.07774	113,101	113,101
Series Seed-6 Preferred Stock	2.49329	18,047	18,047
Series A Preferred Stock	6.58111	1,985,221	1,954,831
Series B-1 Preferred Stock	15.01350	1,733,138	1,550,959
Series B-2 Preferred Stock	8.27650	1,525,203	1,124,890
Series B-3 Preferred Stock	$8.76030	351,181	351,181
Total		7,543,975	6,598,820
December 31, 2019	Issuance Price Per Share	Authorized Shares	Shares Issued and Outstanding
Series Seed-1 Preferred Stock	$3.11661	1,350,000	1,111,127
Series Seed-2 Preferred Stock	0.82734	151,086	151,086
Series Seed-3 Preferred Stock	1.24664	16,043	16,043
Series Seed-4 Preferred Stock	1.66219	300,955	207,555
Series Seed-5 Preferred Stock	2.07774	113,101	113,101
Series Seed-6 Preferred Stock	2.49329	18,047	18,047
Series A Preferred Stock	6.58111	1,985,221	1,954,831
Total		3,934,453	3,571,790

Stock warrant liabilities

On June 5, 2019, the Company collectively issued 400,313 Common Stock Warrants with an exercise price of $8.74311, in conjunction with the issuance of certain debt. On May 7, 2020, Common B warrants were converted into Series B-2 Preferred Stock warrants with an exercise price of $8.2765. The B-2 warrants were classified as a liability and are subsequently remeasured at fair value at each reporting date with changes in the estimated fair value recognized in the Company’s consolidated statement of operations.

Additionally, on May 7, 2020, 182,129 Series B-1 Preferred Stock warrants with an exercise price of $15.0135 were issued by the Company, which are carried at their estimated fair value on the Company’s consolidated balance sheets upon issuance using the Black-Scholes pricing model. The B-1 warrants were classified as a liability and are subsequently remeasured at fair value at each reporting date with changes in the estimated fair value recognized in the Company’s consolidated statements of operations. The issuance of the Series B-1 Preferred Stock warrants is a non-cash transaction that is reflected as a reduction in additional paid-in capital of $74 thousand, which is shown net with the proceeds of the Series B-1 Preferred Stock described in the above.

The preferred stock warrant liability is remeasured at each reporting period end with changes in fair value upon remeasurement being recorded within other expenses in the consolidated statements of operations. See Note 4 for additional information on the fair value of preferred stock warrant liability.

The aggregate fair value of the preferred stock warrant liability was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

11. Convertible preferred stock (cont.)

The Company used the Black-Scholes-Merton option-pricing model, which incorporates assumptions and estimates, to value the preferred stock warrants. Estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying shares of the Company’s preferred stock, risk free interest rate, expected dividend yield, expected volatility of the price of the underlying preferred stock, and an expected term of the preferred stock warrants.

The most significant assumption impacting the fair value of the warrants is the fair value of the Company’s Common and Preferred Stock as of each remeasurement date. The Company determined the fair value per share of the underlying preferred stock by taking into consideration the most recent sales of its preferred stock, results obtained from third-party valuations, and additional factors that were deemed relevant.

The following assumptions were used in determining fair value of the convertible preferred stock warrant liabilities:

As of December 31,	2020	2019
Common Stock Warrants
Fair value of Common Stock	$24.84	$2.42
Exercise price Common Stock Warrants	$2.06	$2.06
Expected term (in years)	1.50	2.00
Expected volatility	50%	35%
Risk-free interest rate	0.12%	1.83%
Expected dividend yield	—

Common B Stock Warrants
Fair value of Common Stock	$—	$2.42
Exercise price Common B Warrants	$—	$8.74
Expected term (in years)	—	2.00
Expected volatility	—%	35%
Risk-free interest rate	—%	1.83%
Expected dividend yield	—

Series B-1 Preferred Stock Warrants
Fair value of Common Stock	$24.84	$—
Exercise price Series B-1 Preferred Stock Warrants	$15.01	$—
Expected term (in years)	1.50	—
Expected volatility	50%	—
Risk-free interest rate	0.12%	—
Expected dividend yield	—	—

Series B-2 Preferred Stock Warrants
Fair value of Common Stock	$24.84	$—
Exercise price Series B-2 Preferred Stock Warrants	$8.28	$—
Expected term (in years)	1.50	—
Expected volatility	50%	—
Risk-free interest rate	0.12%	—
Expected dividend yield	—

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

11. Convertible preferred stock (cont.)

The following convertible preferred stock warrants were outstanding with the related fair values (fair values shown in thousands):

		As of December 31,
		2020		2019
Series	Exercise price per share	Warrant shares outstanding	Fair value	Warrant shares outstanding	Fair value
Common	$2.06	11,655	$272	11,655	$19
Common B	8.74	—	—	400,313	80
Preferred B-1	15.01	182,129	2,736	—	—
Preferred B-2	8.28	400,313	7,990	—	—
Total		594,097	$10,998	411,968	$99

12. Owners’ equity

Common stock

On June 3, 2019, the Company amended and restated the Articles of Incorporation in order to adjust the number of authorized, issued, and outstanding shares of common stock, increasing the total authorized amount to 9,000,000 shares with a par value of $0.00001.

On May 6, 2020, the Company again amended and restated the Articles of Incorporation in order to adjust the number of authorized, issued, and outstanding shares of common stock, increasing the total authorized amount to 11,304,894 shares with a par value of $0.00001.

On June 30, 2020, the Company made additional adjustments to its Articles of Incorporation in order to adjust the number of authorized, issued, and outstanding shares of common stock, increasing the total authorized amount to 11,783,888 shares with a par value of $0.00001.

Share-based compensation plans

The Company’s stock compensation plan (the “Plan”) is administered by the Board of Directors of the Company. Under the Plan, the Company may grant awards to its participating directors, officers, employees, and consultants. Awards can include non-qualified stock options that are valued based upon the grant-date fair value of shares. The total number of shares allowable for issuance under the Plan document was 1,761,062 shares. At December 31, 2020 and 2019, there were 44,648 and 431,000 reserved but unissued shares remaining under the Plan, respectively.

Prior to the Plan and in the formation of the Company, there were 2,000,000 shares of restricted stock awards of common stock issued to employees that were individually approved by the Board of Directors.

For the year ended December 31, 2019, the Company granted 325,000 shares of equity classified as non-qualified stock options. The options issued will vest when the service-based requirement has been met. The options vest 1/4 after the first year and 1/36 monthly the remaining three years.

The Company recognized $618 thousand and $262 thousand of compensation expense for the years ended December 31, 2020 and 2019, respectively, which is included as a component of “employee compensation and benefits” in the consolidated statements of operations. The amount of unrecognized compensation expense at December 31, 2020 and 2019, related to non-qualified stock options was approximately $5,280 thousand and $685 thousand, respectively, which are expected to be recognized over a weighted-average term of 2.56 years. The amount of unrecognized compensation expense related to restricted stock awards at December 31, 2020 and 2019, was approximately $0 and $26 thousand. The remaining restricted stock awards will vest on April 30, 2021. For purposes of accruing expense, all shares are expected to vest until forfeiture occurs.

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

12. Owners’ equity (cont.)

A summary of information with respect to stock-based compensation is as follows:

Restricted stock awards

Compensation expense related to restricted stock is based on the number of shares expected to vest and the fair market value of the common stock on the grant date. During the years ended December 31, 2020 and 2019, the Company has not granted any restricted stock awards.

In order to determine the fair market value of restricted stock awards, the Company utilized the market approach by reviewing the performance of a set of comparable public companies to determine an equity value. The equity value was then allocated to the common stock using the option-pricing method (“OPM”). The OPM treats common stock and preferred stock as call options on an equity value, with exercise prices based on the liquidation preference of the preferred stock. Under the OPM, the common stock only has value if the funds available for distribution to the shareholders exceed the value of the liquidation preference at the time of a liquidity event, assuming the Company has funds available to make a liquidation preference meaningful and collectible by the shareholders. The common stock is modeled as a call option with a claim on the Company at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The OPM uses the Black-Scholes OPM to the call option.

A summary of changes in the Company’s nonvested restricted stock awards for the years ended December 31, 2020 and 2019, are as follows:

(in thousands)	Awards	Average value
Nonvested as of 1/1/2019	543	$0.12
Granted	—	0.12
Vested	(315)	0.12
Forfeited	(37)	0.12

Nonvested as of 12/31/2019	191
Granted	—	0.12
Vested	(190)	0.12
Forfeited	—	0.12
Nonvested as of 12/31/2020	1

Stock options

The Company values stock options using the Black-Scholes OPM, which requires the input of subjective assumptions, including the risk-free rate, expected life, expected stock price volatility, and dividend yield. As the Company is not publicly traded, the expected volatility is based on historical volatilities for publicly traded stock of comparable companies over the estimated expected life of the stock options. The expected term of the stock options was derived by utilizing the simplified method. Under the simplified method, the expected term of an option is presumed to be the midpoint between the vesting date and the end of the contractual term. The options expire 4 years from the grant date or, for terminated employees, 3 months after the employee’s termination date, unless otherwise stated in the employee’s individual award agreement. The Company assumed no dividend yield as it does not expect

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

12. Owners’ equity (cont.)

to pay dividends in the near future, which is consistent with the Company’s history of not paying dividends. The stock price utilized in the Black-Scholes OPM was determined utilizing the OPM valuations previously discussed. Below are the inputs of the Black-Scholes OPM:

	2020	2019
Expected term (in years)	3.00 – 4.00	2.90 – 4.00
Weighted-average term	3.98	3.94
Expected volatility	15.00 – 40.00%	35.00 – 45.00%
Weighted-average expected volatility	25.57%	36.43%
Risk-free interest rate	0.16 – 1.59%	1.37–2.58%
Weighted-average risk-free interest rate	0.43%	1.80%
Expected dividend yield	—	—

A summary of changes in the Company’s outstanding non-qualified stock options for the years ended December 31, 2020 and 2019, are as follows:

(in thousands)	Number of shares	Weighted average exercise price
Outstanding as of 1/1/2019	1,230	$1.69
Granted	325	2.32
Vested	(9)	0.93
Forfeited	(436)	1.67
Outstanding as of 12/31/2019	1,110	1.89
Granted	768	$3.47
Vested	(54)	1.69
Forfeited	(171)	2.46
Outstanding as of 12/31/2020	1,653	$2.57

13. Income taxes

The federal income tax expense (benefit) is comprised of:

December 31,
	2020			2019
	Kin	Carrier	Total	Kin	Carrier	Total
Current tax expense (benefit)	$—	$—	$—	$—	$—	$—
Deferred tax expense (benefit)	—	—	—	—	—	—

Total income tax expense (benefit)	$—	$—	$—	$—	$—	$—

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

13. Income taxes (cont.)

The reconciliation between the effective tax rate on income from continuing operations and the U.S. federal statutory tax rate, as of December 31, 2020 and 2019 is as follows (in thousands except for tax rates):

	2020
	Kin	Tax Rate	Carrier	Tax Rate	Total	Tax Rate
Pre-tax income	$(29,303)	21.0%	$(13,071)	21.0%	$(42,374)	21.0%
Statutory U.S. income tax rate	$(6,154)	21.0%	$(2,745)	21.0%	$(8,899)	21.0%
State taxes, net of federal benefit	$(2,383)	8.1%	$(542)	4.1%	$(2,925)	6.9%
Deferred tax valuation allowance	$8,878	(30.3%)	$3,286	(25.1%)	$12,164	(28.7%)
Prior year adjustments	$(54)	0.2%	$—	0.0%	$(54)	0.1%
Other	$(287)	1.0%	$1	0.0%	$(286)	0.7%
Effective tax rate	$—	0.0%	$—	0.0%	$—	0.0%
	2019
	Kin	Tax Rate	Carrier	Tax Rate	Total	Tax Rate
Pre-tax income	$(9,711)	21.0%	$(2,323)	21.0%	$(12,034)	21.0%

Statutory U.S. income tax rate	$(2,039)	21.0%	$(488)	21.0%	$(2,527)	21.0%
State taxes, net of federal benefit	$(1,853)	19.1%	$(5)	0.2%	$(1,858)	15.4%
Deferred tax valuation allowance	$6,653	(68.5%)	$493	(21.2%)	$7,146	(59.4%)
Prior year adjustments	$(2,865)	29.5%	$—	0.0%	$(2,865)	23.9%
Other	$104	(1.1%)	$—	0.0%	$104	(0.9%)
Effective tax rate	—	0%	$—	0.0%	$—	0.0%

As permitted by ASC 740, “Income Taxes”, the Company recognizes interest and penalties, if any, related to unrecognized tax positions on its income tax provision. The Company has not recorded an unrecognized tax position and has not recorded any related interest and penalties for the years ended December 31, 2020 or December 31, 2019.

All tax liabilities are payable to the Internal Revenue Service (“IRS”) and various state and local taxing agencies. The Company remains open to audit years for the tax years 2017 and thereafter for federal tax purposes. The Carrier remains open to audit years for the tax years 2019 and thereafter for federal tax purposes.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities, as of December 31, 2020 and 2019 are presented below (in thousands):

	Year ended December 31,
	2020			2019
	Kin	Carrier	Total	Kin	Carrier	Total
Deferred tax assets:
Loss reserves	$—	23	23	$—	—	—
Unearned revenue	—	189	189	—	13	13
Federal net operating loss carryforwards	8,410	2,811	11,221	4,426	455	4,881
State net operating loss carryforwards	3,005	476	3,481	1,582	—	1,582
Federal and state tax credits	480	—	480	129	—	129

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

13. Income taxes (cont.)

	Year ended December 31,
	2020			2019
	Kin	Carrier	Total	Kin	Carrier	Total
Accrual to cash	920	—	920	555	—	555
Stock based compensation	265	—	265	—	—	—
Mark-to-market adjustments	2,950	—	2,950	—	—	—
Deferred acquisition costs	(143)	239	96	(16)	26	10
Unrealized losses	—	—	—	—	10	10
Other	1	72	73	2	11	13
Gross deferred tax assets	15,888	3,810	19,698	6,678	515	7,193
Less valuation allowance	(15,531)	(3,532)	(19,063)	(6,652)	(515)	(7,167)
Total deferred tax assets	357	278	635	26		26

Deferred tax liabilities:
Intangible assets	113	—	113	10	—	10
Unrealized gains	—	262	262	—	—	—
Other	244	16	260	16	—	16
Total deferred tax liabilities	357	278	635	26	26
Net deferred income tax liability	—	—	—	—	—	—

Excluding the Carrier, the Company recorded $15,531 thousand and $6,652 thousand of deferred tax asset valuation allowances as of December 31, 2020 and 2019, respectively. In assessing the reliability of gross deferred tax assets, management considers whether it is more likely than not that some portion or all of the gross deferred tax assets will not be realized. Management considers the scheduled reversals of deferred tax liabilities, project future taxable income and tax planning strategies in making this assessment. Management believes that it is more likely than not that the benefit of the deferred tax assets will not be realized except to the extent of reversing deferred tax liabilities. For the year ended December 31, 2020, the Company recorded a change in valuation allowance of $8,879 thousand against these deferred tax assets.

For the Carrier, the Company had a valuation allowance of $3,532 thousand and $515 thousand against the net deferred tax assets as of December 31, 2020 and 2019, respectively. For the year ended December 31, 2020, the Carrier Exchange recorded a change in valuation allowance of $3,017 thousand against these deferred tax assets.

Excluding the Carrier, the Company had U.S. federal NOLs of $40,047 thousand and $21,078 thousand for the years ended December 31, 2020 and 2019, respectively. The NOLs expire between December 31, 2036 and December 31, 2037, while others have an unlimited carryforward period under the Tax Cuts and Jobs Act subject to certain limitations.

The Carrier has NOLs of $13,385 thousand and $2,164 thousand for the years ending December 31, 2020 and 2019, respectively. The NOLs expire between December 31, 2039 and December 31, 2040.

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

14. Long-term debt

The Company’s long-term debt instruments and balances outstanding as of December 31, 2020 and 2019 were as follows:

Loan

Prior to January 1, 2019, the Company entered into a loan agreement (“Loan”) for $2,500 thousand. The Loan had an aggregate principal amount of $2,500 thousand and bore interest at a floating annual rate equal to the greater of 1.5% above the Prime Rate and 6.5%. The interest and principal payments were due monthly. In June 2019, the Company fully repaid the loan.

Term loan

In June 2019, the Company entered into a term loan agreement (“Term Loan”). The Term Loan has an aggregate principal amount of $37,281 thousand and bears interest at an annual rate equal to 10.25%. The interest payment is payable annually, in arrears, on the anniversary of the funding date. The first two interest payments can be deferred and capitalized into the principal amount. Principal payments will begin in February 2023 and be payable monthly. The Term Loan matures in five years in July 2024. For the years ended December 31, 2020 and 2019, the Company recorded paid in kind interest in the amount of $3,840 thousand and $0, respectively.

The Company determines the fair value of its Term Loan based on quoted market prices for the same or similar issuances, considering the Company’s credit risk. Given the method of how the Company determines the fair value of the Term Loan, the Company classifies this liability as a non-recurring Level 2 financial instrument. The fair value of the Company’s Term Loan is $45,018 thousand and $41,387 thousand the for the years ended December 31, 2020 and 2019, respectively.

Convertible notes

From June 2019 to October 2019, the Company entered into convertible notes (“Convertible Notes”), in the amount of $11,998 thousand. The Convertible Notes bore an interest rate of 4% and would have matured in December 2020, if not converted. The Convertible Notes were set to convert at the next sale of preferred stock to the extent gross proceeds are greater than $10,000 thousand. In May of 2020, the convertible notes were converted into Series B-2 and B-3 Preferred Shares, which are discussed in further detail in Note 11 above).

Debt facility

In July of 2020, the Company entered into a Debt Facility Agreement, (the “Debt Facility”), with a maximum commitment of the lender equal to $10,000 thousand, for which the Company can elect to receive advances at any time during the period of the Debt Facility Agreement. The Debt Facility bears interest at a rate of 16% per annum and matures in July of 2021.

In conjunction with the entering of the agreement in July of 2020, the Company received an initial advance of $1,725 thousand. In addition to the initial advance, the Company received additional advances of $700 thousand and $325 thousand in September of 2020 and October of 2020, respectively, in order to provide additional operating flexibility to the Company.

The Company paid $122 thousand and $0 of interest related to its Debt Facility for the years ended December 31, 2020 and 2019.

The Company determines the fair value of its Debt Facility based on quoted market prices for the same or similar issuances, considering the Company’s credit risk. Given the method of how the Company determines the fair value of the Debt Facility, the Company classifies this liability as a non-recurring Level 2 financial instrument. The fair value of the Company’s Debt Facility is $2,787 thousand and $0 at December 31, 2020 and 2019, respectively.

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

14. Long-term debt (cont.)

Please refer to Note 17 for transactions related to the Debt Facility and Term Loan that occurred subsequent to December 31, 2020.

As of December 31, 2020, required principal payments, which are not inclusive of liabilities associated with debt issuance costs or warrant liabilities, under the terms of the debt agreements for each of the first years after December 31, 2020 are as follows (in thousands):

December 31,
2021	$2,750
2022	—
2023	25,178
2024	16,023
2025	—
Thereafter	—
Total	$43,951

15. Net Loss Per Share Attributable to Common Shareholders

Net loss per share

Net loss per share attributable to common shareholders was computed as follows for the years ended December 31,:

	2020	2019
Numerator:
Net loss attributable to common shareholders	$(29,303)	$(9,711)
Denominator
Weighted average common shares outstanding – basic and diluted	1,675,126	1,398,712
Net loss per share attributable to common – shareholders – basic and diluted	$(17.49)	$(6.94)

The Company’s potentially dilutive securities, which include convertible notes and warrants, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common shareholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common shareholders for the periods indicated because including them would have had an anti-dilutive effect:

	2020	2019
Convertible Notes (converted to preferred stock on May 20, 2020)	909,907	1,476,071
Common Stock Warrants	97,920	11,655
Preferred Stock Warrants	68,499	—
Total	1,076,326	1,487,726

16. Segment information

Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”). The Company’s CODM is the Chief Executive Office (“CEO”). The CODM allocates resources and measures performance based on the Company’s operating segments, which are managed and reviewed separately, to align with our key products and services provided to our customers.

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

16. Segment information (cont.)

The Company measures its financial performance based on its segments in both the current and prior periods using Adjusted Operating Income as the primary driver for decision making. The Company defines Adjusted Operating Income, as net loss attributable to each of its operating segments excluding interest expense, income tax expense, depreciation, amortization, stock-based compensation, and non-recurring losses. The CODM determined that the Company’s operating segments for conducting business include Management Operations and Carrier Operations. These segments are described below and align with the Company’s overall structure noted above.

Management Operations, which is the Company’s operating segment that acts as the attorney-in-fact and licensed insurance agency. Management Operations income is comprised of:

•        Commission and management fees of up to 32% of all property and casualty insurance premiums written or assumed by insurance carriers, which includes the Carrier; less

•        the costs associated with the sales, underwriting, issuance, servicing and adjusting of claims for these policies; less

•        the costs associated with developing, maintaining, and hosting Kin’s insurance technology platform; less

•        other income and expenses, including income taxes, that are the responsibility of Kin.

Carrier Operations, which is the Company’s operating segment that sells home insurance products in Florida. The Carrier Operations income is comprised of:

•        A 100% interest in the net underwriting results of the property and casualty insurance operations;

•        Net underwriting results is defined as gross premium and losses less ceded premium and losses;

•        net investment income and results on investments that belong to the Carrier, and

•        other income and expenses, including income taxes and interest expenses on surplus note.

The Company’s operations are exclusively domestic with a concentration in Florida.

The Company accounts for its segments, as described above in Note 1.

The following tables present segment information (in thousands):

At December 31, 2020	Management Operations	Carrier Operations	Eliminations	Consolidated
Net earned premiums	$—	$156	$—	$156
Net investment income	—	619	—	619
Commission revenue and carrier management fees	6,070	—	(5,480)	590
Other income	29	66	—	95
Total revenue	6,099	841	(5,480)	1,460

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

16. Segment information (cont.)

At December 31, 2019	Management Operations	Carrier Operations	Eliminations	Consolidated
Net earned premiums	$—	$(357)	$—	$(357)
Net investment income	—	319		319
Commission revenue and carrier management fees	1,662	—	(279)	1,383
Other income	10	46	—	56
Total revenue	1,672	8	(279)	1,401
For the year ended December 31,	2020	2019
Segment Adjusted Operating Loss
Management Operations	$(17,346)	(8,825)
Carrier Operations	(9,580)	(730)
Reconciling Adjustments
Amortization expense	(521)	(192)
Interest income	20	106
Interest expense	(4,704)	(2,253)
Stock compensation	(618)	(262)
Intercompany adjustments	1,201	122
Loss on extinguishment of liability	(475)	—
Loss due to change in fair value of warrants	(10,351)	—
Total Reconciling Adjustments	(15,448)	(2,479)
Income tax expense	—	—
Net loss attributable to noncontrolling interests, net of tax	13,071	2,323
Net loss attributable to Kin Insurance, Inc.	(29,303)	(9,711)

The Company incurs interest expense in its Management Operations related to the long-term debt. For the years ended December 31, 2020 and 2019 the Company incurred $4,704 thousand and $2,253 thousand of interest expense.

For the Company’s intercompany surplus note, Management Operations recognizes interest income and Carrier Operations incurs a materially offsetting interest expense. For the years ended December 31, 2020 and 2019 the Management Operations recognized $3,511 thousand and $1,699 thousand of interest income, with Carrier Operations recognizing $3,491 thousand and $1,593 thousand of interest expense. The additional interest income that the Management Operations segment recognized for the years ended December 31, 2020 and 2019 was immaterial.

The Company’s amortization for capitalized software, which is solely within the Company’s Management Operations operating segment, was $521 thousand and $141 thousand for the years ended December 31, 2020 and 2019, respectively.

For income tax information related to the Company’s operating segments, refer to Note 13.

The Company’s capitalized software, which is solely within the Company’s Management Operations operating segment, was $1,470 thousand and $577 thousand for the for the years ended December 31, 2020 and 2019, respectively.

Kin Insurance, Inc.
Notes to Consolidated Financial Statements

16. Segment information (cont.)

Total assets for the Company’s two operating segments were as follows at December 31, 2020 and 2019 (in thousands):

As of
Total Assets	December 31, 2020	December 31, 2019
Management Operations	$18,136	$8,415
Carrier Operations	47,779	34,555
Total Assets	$65,915	$42,970

Total investments for the Company’s two operating segments were as follows at December 31, 2020 and 2019 (in thousands):

As of
Total Investments	December 31, 2020	December 31, 2019
Management Operations	$102	$100
Carrier Operations	27,490	30,650
Total Investments	$27,592	$30,750

17. Subsequent events

We evaluated all events or transactions that occurred through August 12, 2021, the date these consolidated financial statements were available to be issued:

Issuance of Convertible Series C Preferred Stock

Subsequent to the date of the financial statements, the Company issued 1,731,690 shares of Convertible Series C Preferred Stock at $46.43 per share. The total capital raised was $80,402 thousand.

Term Loan

On June 25, 2021, the Company and its lenders amended and restated the Term Loan (the “A&R Term Loan”). Pursuant to the A&R Term Loan the Company borrowed an additional $10,000 thousand. All previous principal and accrued interest, for a total of $45,193 thousand will be capitalized into the principal amount. Therefore, the new principal balance on the term loan is $55,193 thousand. The interest rate has been changed from 10.25% to 8.75%. The loan maturity date has changed to June of 2025. In connection with the A&R Loan, the Company issued to the lenders 32,252 Series C-1 preferred stock warrants with an exercise price equal to $85.2665 per share.

Debt Facility

On June 25, 2021, the Company fully repaid the Debt Facility inclusive of the principal balance of $2,500 thousand and accrued interest of $123 thousand. Therefore, the Company has no further right to draw against the Debt Facility in the future.

Merger Agreement

On July 19, 2021, the Company entered into a business combination agreement (the “Business Combination”) with Omnichannel Acquisition Corporation (“Omnichannel”) and Omnichannel Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of Omnichannel, which is a special purpose acquisition company listed on the New York Stock Exchange (Ticker: OCA). The Company’s existing shareholders will retain 100% of their equity, which will be converted into 8.5881 shares of common stock of Post-Combination Company (“Pubco”). The remaining outstanding shares of Pubco will be held by Omnichannel’s public shareholders, Omnichannel Sponsor, LLC and its affiliates, and the PIPE investors to be consummated substantially simultaneously with the Business Combination. The transaction is expected to be completed during the fourth quarter of 2021. However, there can be no assurance as to when or if the closing of the Business Combination will occur. The Post-Combination Company will be renamed Kin Holdings, Inc.

Kin Insurance, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(Unaudited)
(In thousands, except per share data)

	June 30, 2021	December 31, 2020
Assets
Investments
Fixed maturities available-for-sale, at fair value (amortized cost: $22,757 and $25,606 as of June 30, 2021 and December 31, 2020)	$23,445	$26,613
Equity maturities available-for-sale, at fair value (cost: $919 and 919 as of June 30, 2021 and December 31, 2020)	1,121	979
Total investments	24,566	27,592
Cash and cash equivalents	108,247	22,454
Restricted cash	158	158
Accounts receivable	418	165
Premium receivable	7,497	2,447
Ceded reinsurance	38,134	7,522
Reinsurance recoverables	4,311	2,876
Capitalized software	1,965	1,470
Intangible assets	307	307
Deferred acquisition costs	521	—
Other assets	3,918	924
Total assets	$190,042	$65,915

See accompanying notes to condensed consolidated financial statements.

Kin Insurance, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets — (Continued)
(Unaudited)
(In thousands, except per share data)

	June 30, 2021	December 31, 2020
Liabilities and owners’ equity
Loss and loss adjustment expense reserves	$9,114	$4,009
Unearned premiums	33,317	11,366
Reinsurance payable	32,595	2,979
Accounts payable & accrued expenses	4,041	2,185
Claim payments liability	737	592
Deferred acquisition benefits	—	295
Accrued interest	66	1,993
Warrants liabilities	29,007	10,998
Term loan	53,761	40,089
Debt facility	—	2,750
Other liabilities	1,331	816
Total liabilities	$163,969	$78,072

Commitments and contingencies (Note 7)

Convertible preferred shares
Convertible preferred shares (Series Seed, A, B, and C), par value $0.00001; 9,733,290 and 7,543,975 shares authorized, 8,348,842 and 6,598,820 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	134,227	52,509
Redeemable noncontrolling interest	2,680	933
Owners’ equity (deficit)
Common stock, par value $0.00001; 14,242,621 and 11,783,888 shares authorized, 2,160,123 and 1,771,219 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	—	—
Additional paid-in capital	2,309	1,246
Retained deficit	(86,118)	(53,366)
Accumulated other comprehensive income	—	1

Total Kin Insurance, Inc. equity (deficit)	(83,809)	(52,119)

Noncontrolling interest	(27,025)	(13,480)

Total liabilities, convertible preferred shares, redeemable noncontrolling interest and owners’ equity	$190,042	$65,915

See accompanying notes to condensed consolidated financial statements.

Kin Insurance, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(Unaudited)
(In thousands, except per share amounts)

	For the six months ended June 30,
	2021	2020
Net earned premiums	$5,839	$364
Net investment income	263	334
Commission revenue and carrier management fees	401	294
Other income (loss)	209	(118)
Total revenue	6,712	874

Loss and loss adjustment expenses	6,607	1,240
Employee compensation and benefits	13,401	5,349
General, administrative and distribution	1,567	938
Marketing	7,530	1,443
Amortization expense	428	209
Other insurance (benefits)/expenses	15	(88)
Interest expense	2,585	2,270
Other expenses	3,319	1,434
Total expenses	35,452	12,795

Loss on extinguishment of warrants	—	(475)
Loss due to change in fair value of warrant liabilities	(18,804)	(22)

Net loss before income tax expense	(47,544)	(12,418)

Income tax expense	—	—
Net loss before non-controlling interest	$(47,544)	$(12,418)
Net loss attributable to noncontrolling interests, net of tax	(14,792)	(5,359)
Net loss attributable to Kin Insurance, Inc.	(32,752)	(7,059)

Other comprehensive income:
Unrealized loss/(gain) on investments, net of tax	(1)	2
Comprehensive loss	$(32,753)	$(7,057)

Per share data:
Net loss per share attributable to common shareholder – basic and diluted	$(15.45)	$(4.26)
Weighted average common shares outstanding – basic and diluted	2,155,826	1,658,619

See accompanying notes to condensed consolidated financial statements.

Kin Insurance, Inc. and Subsidiaries
Consolidated Statement of changes in Redeemable Non Controlling Interest, Convertible Preferred Stock and Owners’ Equity or Deficit
(Unaudited)
(In thousands, except share amounts)

	Convertible preferred stock		Redeemable noncontrolling interests	Common stock		Additional paid-in capital	Accumulated deficit	Accumulated Other Comprehensive Income	Total Kin Insurance, Inc. owners’ equity (deficit)	Noncontrolling interests	Total Owners’ equity (deficit)
	Shares	Amount		Shares	Amount
Balance at December 31, 2020	6,598,820	$52,509	$933	1,771,219	$—	$1,246	$(53,366)	$1	$(52,119)	$(13,480)	$(65,599)

Net loss	—	—	—	—	—	—	(32,752)	—	(32,752)	(14,792)	(47,544)
Unrealized loss on available for sale securities	—	—	—	—	—	—	—	(1)	(1)	(318)	(319)
Surplus contribution	—	—	1,747	—	—		—	—	—	1,565	1,565
Issuance of Series C preferred shares, net issuance costs	1,731,690	80,026	—	—	—	—	—	—	—	—	—
Exercised preferred share warrants	18,332	1,134	—	—	—	—	—	—	—	—	—
Dividends on Series C preferred shares	—	558	—	—	(558)	—	—	—	(558)	—	(558)
Vesting of restricted stock awards	—	—	—	1,447	—	—	—	—	—	—	—
Exercised stock options	—	—	—	387,457	—	729	—	—	729	—	729
Share-based compensation expense	—	—	—	—	—	892	—	—	892	—	892

Balance at June 30, 2021	8,348,842	$134,227	$2,680	2,160,123	$—	$2,309	$(86,118)	$—	$(83,809)	$(27,025)	$(110,834)

Balance at December 31, 2019	3,571,790	$17,073	$73	1,527,424	$—	$517	$(24,063)	$—	$(23,546)	$(2,400)	$(25,946)

Net loss	—	—	—	—	—	—	(7,059)	—	(7,059)	(5,359)	(12,418)
Unrealized loss on available for sale securities	—	—	—	—	—	—	—	2	2	991	993
Surplus contribution	—	—	474	—	—	—	—	—	—	224	224
Issuance of Series B-1 preferred shares, net issuance costs	1,349,474	20,186	—	—	—	—	—	—	—	—	—
Issuance of Series B-2 preferred shares, net issuance costs	1,124,890	9,310	—	—	—	—	—	—	—	—	—
Issuance of Series B-3 preferred shares, net issuance costs	351,181	3,077	—	—	—	—	—	—	—	—	—
Vesting of restricted stock awards	—	—	—	155,762	—	—	—	—	—	—	—
Exercised stock options	—	—	—	34,353	—	45	—	—	45	—	45
Share-based compensation expense	—	—	—	—	—	138	—	—	138	—	138
Balance at June 30, 2020	6,397,335	$49,646	$547	1,717,539	$—	$700	$(31,122)	$2	$(30,420)	$(6,544)	$(36,964)

See accompanying notes to condensed consolidated financial statements.

Kin Insurance, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(In thousands)

	For the six months ended June 30,
	2021	2020
Cash flows from operating activities
Net Loss	$(47,544)	$(12,418)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization expense	671	542
Share-based compensation expense	859	130
Change in fair value of warrant liabilities	18,804	22
Unrealized (gain) loss on investments	1	(2)
(Gain) or loss on sale of investments	(147)	122
Loss on extinguishment of liabilities	—	474
Accrued interest converted to equity	—	389
Changes in assets and liabilities
Accounts receivable	(253)	179
Premium receivable	(5,050)	(1,254)
Ceded reinsurance	(30,612)	(9,777)
Reinsurance recoverables	(1,435)	(1,060)
Deferred acquisition costs	(521)	—
Other assets	(2,994)	(62)
Loss and LAE reserves	5,105	1,729
Unearned premiums	21,951	5,898
Reinsurance payable	29,616	6,944
Accounts payable & accrued expenses	1,856	264
Claim payments liability	145	—
Deferred acquisition benefits	(295)	312
Accrued interest	2,065	1,680
Other liabilities	515	191
Net cash used in operating activities	(7,263)	(5,697)

Cash flows from investing activities:
Capitalized internal use software costs	(890)	(702)
Purchases of fixed maturity investments	(142)	(1,976)
Purchases of equity maturity investments	—	(403)
Proceeds from fixed maturity investments sold, matured, or repaid	2,895	1,004
Proceeds from short term investments sold, matured, or repaid	—	2,383
Net cash provided by investing activities	1,863	306

See accompanying notes to condensed consolidated financial statements.

Kin Insurance, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows — (Continued)
(Unaudited)
(In thousands)

	For the Six Months ended June 30,
	2021	2020
Cash flows from financing activities:
Proceeds from Series B-1 preferred shares, net of issuance costs	—	20,260
Proceeds from Series C preferred shares, net of issuance costs	80,026	—
Principal payments of the Debt Facility	(3,975)	—
Proceeds from the refinance of Term Loan	10,000	—
Debt issuance costs from Term Loan	(400)	—
Proceeds from the issuance of debt under the Debt Facility	1,225	—
Proceeds from exercise of options	729	45
Surplus contributions	3,312	698
Proceeds from the exercise of warrants	276	—

Net cash provided by financing activities	91,193	21,003

Net increase in cash, cash equivalents, and restricted cash	85,793	15,612
Cash, cash equivalents, and restricted cash at the beginning of the year	22,612	9,569
Cash, cash equivalents, and restricted cash at the end of the year	108,405	25,181
Noncash investing and financing activities
Conversion of debt to equity	$—	$12,387
Accrued interest converted to debt	$3,992	$—

Cash paid for interest	$377	$—

See accompanying notes to condensed consolidated financial statements.

Kin Insurance, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Description of business and summary of significant accounting policies

Description of business

Kin Insurance, Inc. (collectively, with its subsidiaries, the “Company” or “Kin”) is a licensed insurance agency, carrier, and underwriter headquartered in the United States of America, offering insurance solutions and services to homeowner’s insurance carriers. The Company, founded in June 2016, is incorporated in Delaware. The Company also acts as the attorney-in-fact and licensed insurance agency for Kin Interinsurance Network (the “Carrier”), a consolidated variable interest entity of the Company. As attorney-in-fact, Kin has the express power, authority, and permission to effectuate and conduct the lawful business affairs of the Carrier.

The Carrier was organized as a reciprocal insurer under the laws of Florida, existing for the benefit of its policyholders, also known as subscribers, by offering residential homeowner’s insurance. As a reciprocal insurer, the Carrier is an unincorporated aggregation of subscribers operating through the contractual arrangements set forth in the Subscriber’s Agreement and Power of Attorney (the “Agreement”), which all subscribers must sign. Under Florida law and pursuant to the Agreement, the Carrier and its subscribers appoint Kin Risk Management (“KRM”) as an attorney-in-fact (“AIF”) (which is a subsidiary of Kin Insurance, Inc.), to manage and administer the Carrier’s operations and affairs on behalf of all of the subscribers. This agreement between the Carrier and KRM became effective June 25, 2019. Pursuant to the Agreement and for its services as attorney-in-fact, Kin earns a management fee calculated as a percentage of the direct premiums earned by the Carrier. The shareholders of Kin Insurance, Inc. have no rights or obligations arising from the assets or liabilities of the Carrier, and the Carrier has no rights or interests in the Kin’s income or equity.

Basis of presentation and consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with existing accounting principles generally accepted in the United States of America (“U.S. GAAP”), and under the rules and regulations of the United States Securities and Exchange Commission (the “SEC”), and on a basis consistent with the audited consolidated financial statements of the Company as of and for the year ended December 31, 2020. The condensed consolidated balance sheet as of December 31, 2020, was derived from audited annual financial statements but does not contain all of the note disclosures from the annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with such audited consolidated financial statements. The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

These unaudited condensed consolidated financial statements include all adjustments (consisting of normal recurring adjustments) that management considers necessary for a fair statement of the Company’s results of operations, comprehensive income, financial condition, cash flows, and owners’ equity for the interim periods presented. Interim results are not necessarily indicative of the results to be expected for year ending December 31, 2021, or for any other future annual or interim period.

The Company assesses whether it is the primary beneficiary of a variable interest entity (“VIE”) at the inception of the arrangement and at each reporting date. If the Company is the primary beneficiary, the Company consolidates the VIE and records the noncontrolling interest in the condensed consolidated financial statements to recognize the material financial interest in the Carrier’s performance due to surplus notes owned by Kin Insurance, Inc. If the Company is not the primary beneficiary of a VIE, the Company accounts for the investment or other variable interests in a VIE under applicable U.S. GAAP. Please refer to Note 2 for further detail related to the Company’s considerations of its interests in the Carrier.

Recent development

The Novel Coronavirus Pandemic or COVID-19 (“Coronavirus”) resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which have included the implementation of travel restrictions, government-imposed shelter-in-place orders, quarantine periods, social distancing, and restrictions

Kin Insurance, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Description of business and summary of significant accounting policies (cont.)

on large gatherings, have caused material disruption to businesses globally, resulting in increased unemployment, a recession and increased economic uncertainty. Additionally, there is no way of predicting with certainty how long the pandemic might last, including the potential for restrictions being restored or new restrictions being implemented that could result in further economic volatility.

The magnitude and duration of the global pandemic and the impact of actions taken by governmental authorities, businesses and consumers, including timing of vaccine distribution, to mitigate health risks create significant uncertainty. The Company will continue to closely monitor and proactively adapt to developments and changing conditions. As of the date of the Company’s condensed consolidated financial statements, the Company has yet to be materially impacted by the Coronavirus pandemic. Currently, it is not possible to reliably estimate the length and severity of the pandemic or its long-term impact to the Company’s operations, but the effects could be material and may continue, emerge, evolve or accelerate in 2021 as a result of the Company’s customers seeking relief from the economic effects of the Coronavirus. As of the date of the Company’s condensed consolidated financial statements, the relief provided by the Company to its customers related to the effects of the Coronavirus is immaterial.

Use of estimates

The preparation of the Company’s condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, loss and loss adjustment expense (“LAE”) reserves, the fair values of investments, share-based awards, warrant liabilities, and deferred tax assets. The Company evaluates these estimates on an ongoing basis. These estimates are informed by experience and other assumptions that the Company believes are reasonable. Actual results may differ from these estimates.

Cash, cash equivalents, and restricted cash

Cash consists of cash on deposit. The Company considers all highly liquid securities readily convertible to cash that mature within three months or less from the original date of purchase to be cash equivalents. The Company’s restricted cash relates to cash restricted for the security deposits associated with the Company’s office lease. The increase in cash and cash equivalents during the second quarter of 2021 is due to the issuance of the Series C Preferred Stock. See Note 8 for further details.

The following table sets forth the cash, cash equivalents, and restricted cash (in thousands):

	June 30, 2021	December 31, 2020
Cash and cash equivalents:
Cash	$51,383	$10,799
Money market funds	56,864	11,655
Total cash and cash equivalents	108,247	22,454

Restricted cash:
Cash on deposit	158	158
Total restricted cash	158	158
Total cash, cash equivalents, and restricted cash	$108,405	$22,612

Kin Insurance, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Description of business and summary of significant accounting policies (cont.)

Fair value of financial instruments

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions, and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•        Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets;

•        Level 2 — Includes, among other items, inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves, quoted prices for similar assets and liabilities in active markets, and quoted prices for identical or similar assets and liabilities in markets that are not active; and

•        Level 3 — Valuations are based on techniques that use significant inputs that are unobservable. The valuation of Level 3 assets and liabilities requires the greatest degree of judgment. These measurements may be made under circumstances in which there is little, if any, market activity for the asset or liability. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, the Company considers factors specific to the asset. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company’s financial instruments include cash and cash equivalents, restricted cash, fixed maturities, short-term investments, accounts receivable, accounts payable, assumed and ceded reinsurance contracts, equity securities, common stock warrants, and preferred stock warrants. Short-term investments, fixed maturities, equity securities, common stock warrants, and preferred stock warrants are reported at fair value. Short-term investments are financial instruments that have maturities of one year or less. The recorded carrying amount of cash and cash equivalents, restricted cash, accounts receivable, assumed and ceded reinsurance contracts, and accounts payable approximates their fair value due to their short-term nature.

The Carrier’s level 2 assets are valued based on quoted market prices for the same or similar issuances, considering the Carrier’s credit risk. The Carrier’s Level 3 assets are based upon certain inputs that if altered, could have a material effect on the derived fair value of the Company’s Level 3 assets. The Carrier believes that the unobservable inputs best reflect management’s judgements and assumptions that market participants would use in pricing its Level 3 assets. For further discussion related to our valuation considerations for our level 3 assets, please refer to Note 8.

Loss and loss adjustment expense reserve

The reserves for loss and LAE represent management’s best estimate of the ultimate cost of all reported and unreported loss incurred through the balance sheet date. Unpaid loss and LAE are based upon the assumption that past developments are an appropriate indicator of future events. The IBNR portion of unpaid loss and LAE is based on industry experience and other factors. The methods of making such estimates and for establishing the resulting reserves are periodically reviewed and updated. Any resulting adjustments are reflected in income. Unpaid loss and LAE consists of the estimated ultimate cost of settling claims incurred within the reporting period (net of related reinsurance recoverable), including IBNR claims, plus changes in estimates of prior period losses. The Company reports its unpaid loss and LAE on an undiscounted basis.

Kin Insurance, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Description of business and summary of significant accounting policies (cont.)

The estimation of the liability for unpaid loss and LAE is inherently complex and subjective, especially in view of changes in the legal and economic environment, which impact the development of unpaid loss and LAE, and therefore quantitative techniques frequently have to be supplemented by subjective considerations and managerial judgment. In addition, trends that have affected development of liabilities in the past may not necessarily occur or affect liability development to the same degree in the future. Therefore, there can be no assurance that the ultimate liability will not materially differ from amounts reserved with a resulting material effect on the operating results of the Company.

The unpaid loss and loss adjustment expense estimate is generally calculated by first projecting the ultimate cost of all claims that have been incurred and then subtracting paid losses and loss expenses. Reported losses include cumulative paid losses and loss expenses plus case reserves. IBNR includes a provision for expected development from reported claims and unreported claims.

The historical data from competitor experience provides the factors the Company uses in its actuarial analysis in estimating its loss and LAE reserves. These factors are measures over time of claims reported, average case incurred amounts, case development, severity and payment patterns. However, these factors cannot be directly used as they do not take into consideration changes in business mix, claims management, and other subjective factors. The Company uses multiple actuarial methods in determining its estimates of the ultimate unpaid claim liabilities. Each of these methods require judgment and assumptions. The methods used include:

•        Incurred Development Method — uses historical, cumulative incurred losses by accident quarter and develops those actual losses to estimated ultimate losses based upon the assumption that each accident quarter will develop to estimated ultimate cost in a manner that is similar to prior quarters.

•        Incurred Bornhuetter — Ferguson Method — Estimates ultimate losses by adding actual incurred losses and projected future unreported losses. Future unreported losses depend on the development pattern selected and the ultimate loss ratio selected.

•        Incurred Cape Cod — Mechanically similar to Bornhuetter Ferguson Method, but Ultimate Loss Ratio comes from the company’s experience by estimating the loss development pattern and adjusting premium to come up with an Ultimate Loss Ratio, instead of making a selection.

For each method, losses are projected to the ultimate amount to be paid. The Company then analyzes the results and may emphasize or de-emphasize some or all of the outcomes to reflect actuarial judgment regarding their reasonableness in relation to supplementary information and operational and industry changes. These outcomes are then aggregated to produce a single selected point estimate that is the basis for the actuary’s point estimate for loss reserves.

Geographical breakdown of gross written premium

Gross written premium is fully within the states of Florida and Louisiana. The following table shows the gross written premium for the six-month periods ended June 30, 2021 and 2020:

	For the Six Months ended June 30,
	2021	2020
Florida	$36,984	$8,140
Louisiana	621	—

Total gross written premium	$37,605	$8,140

Kin Insurance, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Description of business and summary of significant accounting policies (cont.)

Recent accounting pronouncements

The Company currently qualifies as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Accordingly, the Company is provided the option to adopt new or revised accounting guidance either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies.

The Company has elected to adopt new or revised accounting guidance within the same time period as private companies, unless, as indicated below, management determines it is preferable to take advantage of early adoption provisions offered within the applicable guidance.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)”. This ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock, as well as amend the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. In addition, this ASU improves and amends the related EPS guidance. This guidance is effective for interim and annual reporting periods beginning after December 15, 2023, with early adoption permitted for reporting periods beginning after December 15, 2020. The Company has adopted this standard for the reporting periods presented, for which the impact was immaterial.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). Under ASU 2016-02, an entity will be required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. ASU 2016-02 offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. In February of 2020, the FASB issued ASU 2020-02, Topic 326 and Leases Topic 842: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases, which amended the effective date of Topic 326 to defer the implementation requirements of Topic 326 until a later date. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2021, and early adoption is permitted. The Company is currently evaluating the impact of implementation of this standard on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (“Topic 326”): Measurement of Credit Losses on Financial Instruments, which will require entities to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable supportable forecasts. This ASU replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial instruments measured at amortized cost and also applies to some off-balance sheet credit exposures. In February of 2020, the FASB issued ASU 2020-02, Topic 326 and Leases Topic 842: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases, which amended the effective date of Topic 326 to defer the implementation requirements of Topic 326 until a later date. The ASU is effective beginning on January 1, 2023, and the Company is currently evaluating the impact of implementation of this standard on its condensed consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (“Topic 350”): Simplifying the Test for Goodwill Impairment. ASU 2017-04 simplifies the goodwill impairment test, eliminating the requirement for an entity to determine the fair value of its assets and liabilities at the impairment testing date following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, an entity will be required to perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity will be required to recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The guidance is available to all companies,

Kin Insurance, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Description of business and summary of significant accounting policies (cont.)

for impairment tests after January 1, 2017, with a mandatory adoption date effective for annual and interim reporting periods beginning after December 15, 2021. The Company has assessed the impact the new guidance will have on our consolidated financial statements and believe the impact to be immaterial.

In March 2020, the FASB issued ASU No. 2020-4, “Reference Rate Reform (Topic 848).” It provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. These optional expedients and exceptions allow a company to choose not to apply certain modification accounting requirements under U.S. GAAP to contracts affected by reference rate reform. A company that makes this election would present and account for a modified contract as a continuation of the existing contract. It also enables a company to continue to apply hedge accounting for hedging relationships in which the critical terms change due to rate reform. This guidance was effective March 12, 2020 and provides relief to contract modifications through December 31, 2022. The Company is assessing the impact the new guidance will have on our consolidated financial statements.

2. Variable interest entity

The Carrier meets the definition of a variable interest entity (“VIE”) for which the Company is the primary beneficiary as it has the power to direct the Carrier’s activities and the obligation to absorb losses or the right to receive benefits of the Carrier. As such, the assets, liabilities, and financial results of operations of the Carrier are consolidated in the Company’s unaudited condensed consolidated financial statements.

	June 30, 2021	December 31, 2020
Cash and cash equivalents	$33,085	$7,193
Accounts receivable	284	59
Premium receivable	7,497	2,447
Ceded reinsurance	38,134	7,522
Reinsurance recoverable	4,311	2,876
Investments
Fixed maturities	23,344	26,511
Equity securities	1,121	979
Total investments	24,465	27,490
Other assets	124	192
Total assets	$107,900	$47,779

Loss and loss adjustment expense reserves	$9,114	$4,009
Unearned premiums	33,317	11,366
Reinsurance payable	32,595	2,979
Accounts payable & accrued expenses	834	205
Claim payments liability	737	592
Deferred acquisition benefits	1,072	974
Other liabilities	1,230	659
Total liabilities	$78,899	$20,784

Kin Insurance, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

3. Investments

The amortized cost and fair value of fixed maturities securities and equity securities were the following as of June 30, 2021 and December 31, 2020 (in thousands):

As of June 30, 2021	Amortized cost	Gross unrealized gains	Gross unrealized losses	Net holding period gains	Fair value
Fixed maturities:
US Treasury securities and agencies	$5,360	$109	$(8)	$—	$5,461
Municipal securities	2,732	129	—	—	2,861
Corporate debt securities	9,002	350	—	—	9,352
Residential mortgage backed securities	79	1	—	—	80
Commercial mortgage backed securities	3,083	63	—	—	3,146
Other debt obligations	2,501	44	—	—	2,545
Total fixed maturities	22,757	696	(8)	—	23,445

Equity securities	919	—	—	202	1,121
Total	$23,676	$696	$(8)	$202	$24,566
As of December 31, 2020	Amortized cost	Gross unrealized gains	Gross unrealized losses	Net holding period gains	Fair Value
Fixed maturities:
US Treasury securities and agencies	$6,131	$167	$(1)	$—	$6,297
Municipal securities	2,737	183	—	—	2,920
Corporate debt securities	9,816	489	—	—	10,305
Residential mortgage backed securities	115	2	—	—	117
Commercial mortgage backed securities	3,204	98	—	—	3,302
Other debt obligations	3,603	69	—	—	3,672
Total fixed maturities	25,606	1,008	(1)	—	26,613

Equity securities	919	—	—	60	979
Total	$26,525	$1,008	$(1)	$60	$27,592

Kin Insurance, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

3. Investments (cont.)

The following tables show unrealized losses in the Company’s portfolio sorted by security type and by length of time that the securities were in an unrealized loss position as of June 30, 2021 and December 31, 2020 (in thousands):

As of June 30, 2021	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Fixed maturities:
US Treasury securities and agencies	$694	$(8)	$—	$—	$694	$(8)
Municipal securities	—	—	—	—	—	—
Corporate debt securities	—	—	—	—	—	—
Residential mortgage backed securities	—	—	—	—	—	—
Commercial mortgage backed securities	—	—	—	—	—	—
Other debt obligations	—	—	—	—	—	—
Total fixed maturities	694	(8)	—	—	694	(8)

Equity securities	—	—	—	—	—	—
Short-term investments	—	—	—	—	—	—
Total	$694	(8)	—	—	694	(8)
As of December 31, 2020	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Fixed maturities:
US Treasury securities and agencies	$158	$(1)	$—	$—	$158	$(1)
Municipal securities	—	—	—	—	—	—
Corporate debt securities	—	—	—	—	—	—
Residential mortgage backed securities	—	—	—	—	—	—
Commercial mortgage backed securities	—	—	—	—	—	—
Other debt obligations	—	—	—	—	—	—
Total fixed maturities	158	(1)	—	—	158	$(1)

Equity securities	—	—	—	—	—	—
Short-term investments	—	—	—	—	—	—
Total	$158	$(1)	$—	$—	$158	$(1)

Kin Insurance, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

3. Investments (cont.)

The amortized cost and fair value of fixed maturities securities and short-term investments by contractual maturity are as follows (in thousands):

As of June 30, 2021	Amortized cost	Fair value
Due to mature:
One year or less	$1,991	$2,008
After one year through five years	12,918	13,353
After five years	3,179	3,337
After ten years	4,669	4,747
Total fixed maturities and short-term investments	$22,757	$23,445
As of December 31, 2020	Amortized cost	Fair value
Due to mature:
One year or less	$1,788	$1,800
After one year through five years	14,158	14,692
After five years	4,323	4,649
After ten years	5,337	5,472
Total fixed maturities and short-term investments	$25,606	$26,613

Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Net realized gains (losses) from fixed maturity securities, short-term investments, and equity securities were $147 thousand and $(122) thousand for the six months ended June 30, 2021 and 2020, respectively.

The Company’s net investment income is comprised of the following (in thousands):

	For the Six Months ended June 30,
	2021	2020
Fixed maturities income	$251	$299
Equity securities	15	15
Short-term investment income	1	25
Total gross investment income	267	339
Investment expenses	4	5
Net investment income	$263	$334

Pursuant to certain regulatory requirements, the Company is required to hold assets on deposit with various state insurance departments for the benefit of policyholders. These special deposits are included in investments on the condensed consolidated balance sheets. These special deposits are located solely in the state of Florida, and have an amortized cost of $400 thousand and $400 thousand and a fair value of $401 thousand and $405 thousand as of June 30, 2021 and December 31, 2020, respectively.

Kin Insurance, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

4. Fair value measurement

The following table summarizes the Company’s fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis (in thousands):

As of June 30, 2021
Type of financial instrument	Aggregate fair value	Level 1	Level 2	Level 3
Assets
Fixed Securities	$23,445	$1,434	22,011	$—
Equity Securities	1,121	1,121	—	—
Total investments	24,566	2,555	22,011	—
Cash equivalents	56,864	56,864	—	—
Liabilities
Common stock warrants	650	—	—	650
Preferred share warrants	28,357	—	—	28,357
As of December 31, 2020
Type of financial instrument	Aggregate fair value	Level 1	Level 2	Level 3
Assets
Fixed Securities	$26,613	$1,457	$25,156	$—
Equity Securities	979	979	—	—
Total investments	27,592	2,436	25,156	—
Cash equivalents	11,655	11,655	—	—
Liabilities
Common stock warrants	272	—	—	272
Preferred share warrants	10,726	—	—	10,726

Common stock warrant liabilities

The following table includes a rollforward of the common stock warrant liability activity valued using Level 3 inputs (in thousands):

Balance as of December 31, 2020	$272
Changes in fair value	378
Balance as of June 30, 2021	$650
Balance as of December 31, 2019	$99
Changes in fair value	22
Conversion to B-2 Preferred Stock warrants	(80)
Balance as of June 30, 2020	$41

See Note 8 for additional information regarding common stock warrant liabilities.

Kin Insurance, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

4. Fair value measurement (cont.)

Preferred Share Warrant Liabilities

The following table includes a rollforward of the preferred stock warrant liability activity valued using Level 3 inputs (in thousands):

Balance as of December 31, 2020	$10,726
Changes in fair value	18,426
Issuance of Series C warrants	63
Exercised warrant	(858)
Balance as of June 30, 2021	$28,357
Balance as of December 31, 2019	$—
Issuance of Preferred Stock Warrants	74
Conversion of B-2 Preferred Stock Warrants	554
Changes in fair value	—
Balance as of June 30, 2020	$628

See Note 8 for additional information regarding preferred sha warrant liabilities.

There were no transfers between Level 1, Level 2, or Level 3 at the six months ended June 30, 2021 and December 31, 2020, respectively.

5. Loss and loss adjustment expense reserves

The following table presents the activity in the liability for unpaid loss and LAE for the six months ended June 30, 2021 and 2020 (in thousands):

	For the Six Months ended June 30,
	2021	2020
Unpaid loss and LAE	$4,009	$84
Less: Reinsurance recoverable(1)	1,943	28
Net unpaid loss and LAE	2,066	56
Add: Incurred losses and LAE, net of reinsurance, related to:
Current year	5,387	1,228
Prior years	1,220	12
Total incurred	6,607	1,240
Less: Paid losses and LAE, net of reinsurance, related to:
Current year	1,361	323
Prior years	2,047	26
Total paid	3,408	349
Unpaid loss and LAE, net of reinsurance, as of December 31	5,265	947
Reinsurance recoverable(1)	3,849	866
Unpaid loss and LAE, gross of reinsurance recoverable	$9,114	$1,813

Kin Insurance, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

5. Loss and loss adjustment expense reserves (cont.)

	For the Six Months ended June 30,
	2021	2020
Unpaid loss and LAE	$4,009	$84
Less: Reinsurance recoverable(1)	1,943	28
Net unpaid loss and LAE	2,066	56
Add: Incurred losses and LAE, net of reinsurance, related to:
Current year	5,387	1,228
Prior years	1,220	12
Total incurred	6,607	1,240
Less: Paid losses and LAE, net of reinsurance, related to:
Current year	1,361	323
Prior years	2,047	26
Total paid	3,408	349
Unpaid loss and LAE, net of reinsurance, as of December 31	5,265	947
Reinsurance recoverable(1)	3,849	866
Unpaid loss and LAE, gross of reinsurance recoverable	$9,144	$1,813

____________

(1)      Reinsurance recoverable in this table includes only ceded unpaid loss and LAE

Unpaid loss and LAE includes anticipated salvage and subrogation recoverable.

Net Loss and LAE includes $1,220 thousand in prior year development for the six months ended June 30, 2021, largely attributable to litigation reform. Litigation reform was enacted in 2021 and not fully considered at the time of the year end reserve opinion. The Carrier believes the reforms will lead to significantly less suits against the company going forward, however, the effective date of the reform was well into the future. This led to attorneys filing lawsuits for prior year accident dates to get their cases addressed under prior rules, increasing our ultimate loss reserves in recent evaluation periods.

6. Reinsurance

The Carrier has entered into quota share and excess of loss contracts which may have catastrophe exposure. The Carrier is not relieved of its primary obligations to policyholders in the event of a default or the insolvency of its reinsurers, therefore a credit exposure exists to the extent that any reinsurer fails to meet its obligations assumed in the reinsurance agreements. To mitigate this exposure to reinsurance insolvencies, the Carrier evaluates the financial condition of its reinsurers and, in certain circumstances, holds substantial collateral (in the form of funds withheld and letters of credit) as security under the reinsurance agreements. No amounts have been recorded in the six months ended June 30, 2021 and 2020 for amounts anticipated to be uncollectible or for the anticipated failure of a reinsurer to meet its obligations under the contracts.

The following table reflects amounts affecting the statements of operations and comprehensive loss for ceded reinsurance for the six months ended June 30, 2021 and 2020 (in thousands):

Six months ended June 30,	2021			2020
	Written Premiums	Earned Premiums	Loss and LAE Incurred	Written Premiums	Earned Premiums	Loss and LAE Incurred
Direct	$37,605	15,655	11,855	8,140	2,242	2,426
Assumed	—	—	—	—	—	—
Gross	37,605	15,655	11,855	8,140	2,242	2,426
Ceded	40,428	9,816	5,248	11,655	1,878	1,186
Net	$(2,823)	5,839	6,607	(3,515)	364	1,240

Kin Insurance, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

6. Reinsurance (cont.)

Amounts recoverable from reinsurers are recognized in a manner consistent with the claims liabilities associated with the reinsurance placement and presented on the balance sheet as reinsurance recoverable on paid and unpaid losses and LAE. Such balances as of June 30, 2021 and December 31, 2020 and are presented in the table below (in thousands):

	June 30, 2021	December 31, 2020
Reinsurance recoverable on paid loss	$462	$933
Ceded unpaid loss and LAE	3,849	1,943
Total reinsurance recoverable	$4,311	$2,876

7. Commitments and contingencies

Operating leases

The Company leases two offices under non-cancelable operating leases that expire on November 29, 2021 and February 28, 2022, respectively. Rent expense, which is reported in general, administrative and distribution, was six months ended June 30, 2021 and 2020 were $354 thousand and $350 thousand, respectively.

Future minimum annual rental commitments under non-cancelable future operating lease commitments at June 30, 2021, were as follows (in thousands):

2021 (remaining months)	$322
2022	16

The Company additionally subleases a portion of its office space to tenants, who have the right to terminate the lease with a sixty (60) day notice. The sublease rental income, which is a reduction of general, administrative, and distributions expenses, for the six months ended June 30, 2021 and 2020 was $6 thousand and $43 thousand, respectively.

8. Convertible preferred shares

Issuance of Convertible Series C Preferred Shares

The Company issued 1,731,690 shares of Convertible Series C Preferred Shares at $46.43 per share with a par value of $0.00001.

The total capital raised was $80,402 thousand.

Significant provisions of the Convertible Series C Preferred Shares are as follows:

Dividends

Dividends associated with the Company’s Convertible Series C Preferred Shares are cumulative at a per share rate per annum of 5%. The dividends shall accrue day to day without having to be declared by the Board of Directors. The dividends shall terminate and cease accruing upon the earlier of the 18th month anniversary of issuance or in the event of a SPAC Transaction, defined as a business combination between the Corporation and a “special purpose acquisition company”. Holders of the Company’s Series C Preferred Shares have a right to receive the original issuance price, plus accrued dividends, prior to holders of the Company’s Common Shares receiving any such distribution.

Kin Insurance, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

8. Convertible preferred shares (cont.)

Voting

Each holder of outstanding Series C-1 Preferred Shares has voting rights equal to an equivalent number of common stock into which it is convertible and votes together as one class along with the common stock. Each holder of outstanding Series C-2 Preferred Shares will obtain the same voting rights once regulatory approval has been received by the Florida Office of Insurance Regulation. No such approval have occurred as of June 30, 2021. The holders of the Series C-1 Preferred Shares (and the Series C-2 Preferred Shares, after approval) have the right to vote on all significant matters as to which holders of common stock have the right to vote.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of Company’s Series C Preferred Shares are entitled to be paid out of the assets of the Company before any payment shall be made to the holders of the Company’s common stock. The holders of the Series C Preferred Shares shall receive the greater of i) the applicable Original Issue Price per share plus all accrued dividends and any other dividends declared but unpaid on such Preferred Shares or ii) the amount per share that would have been payable had all preferred shares been converted into common stock immediately prior to such liquidation, dissolution, or winding up. Liquidation payments to preferred shareholders are payable in preference and priority to any payments made to the holders of the then outstanding common stock.

Redemption

The Convertible Series C Preferred Shares of the Company is solely redeemable in the event of a liquidation, dissolution or winding up of the Company (a “deemed liquidation event”).

Conversion

Each share of the Company’s Preferred Stock is convertible at the option of the holder, at any time into that number of fully paid and nonassessable common stock determined by dividing the original issue price of the convertible preferred shares by the conversion price in effect on the date of conversion.

Conversion is automatic immediately upon i) the Company’s sale of common stock in a firm commitment underwritten public offering at $45.00 per share (subject to adjustments for stock dividends, splits, combinations, and similar events) provided that the proceeds total at least $50,000 thousand, ii) immediately prior to the consummation of a business combination between the Corporation and a “special purpose acquisition company”, or iii) the election of the holders of a majority of the then outstanding preferred stock.

Kin Insurance, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

8. Convertible preferred shares (cont.)

As such, the Company’s convertible preferred shares were as follows as of June 30, 2021 and December 31, 2020:

June 30, 2021	Issuance Price Per Share	Authorized Shares	Shares Issued and Outstanding
Series Seed-1 Preferred Shares	$3.11661	1,350,000	1,111,127
Series Seed-2 Preferred Shares	0.82734	151,086	151,086
Series Seed-3 Preferred Shares	1.24664	16,043	16,043
Series Seed-4 Preferred Shares	1.66219	300,955	207,555
Series Seed-5 Preferred Shares	2.07774	113,101	113,101
Series Seed-6 Preferred Shares	2.49329	18,047	18,047
Series A Preferred Shares	6.58111	1,985,221	1,954,831
Series B-1 Preferred Shares	15.01350	1,733,138	1,569,291
Series B-2 Preferred Shares	8.27650	1,525,203	1,124,890
Series B-3 Preferred Shares	8.76030	351,181	351,181
Series C-1 Preferred Shares	46.4300	1,855,315	1,397,690
Series C-2 Preferred Shares	46.4300	334,000	334,000
Total		9,733,290	8,348,842
December 31, 2020	Issuance Price Per Share	Authorized Shares	Shares Issued and Outstanding
Series Seed-1 Preferred Shares	$3.11661	1,350,000	1,111,127
Series Seed-2 Preferred Shares	0.82734	151,086	151,086
Series Seed-3 Preferred Shares	1.24664	16,043	16,043
Series Seed-4 Preferred Shares	1.66219	300,955	207,555
Series Seed-5 Preferred Shares	2.07774	113,101	113,101
Series Seed-6 Preferred Shares	2.49329	18,047	18,047
Series A Preferred Shares	6.58111	1,985,221	1,954,831
Series B-1 Preferred Shares	15.01350	1,733,138	1,550,959
Series B-2 Preferred Shares	8.27650	1,525,203	1,124,890
Series B-3 Preferred Shares	$8.76030	351,181	351,181
Total		7,543,975	6,598,820

Stock warrant liabilities

The preferred share warrant liability is remeasured at each reporting period end with changes in fair value upon remeasurement being recorded within other expenses in the unaudited condensed consolidated statements of operations. See Note 4 for additional information on the fair value of preferred stock warrant liability.

The aggregate fair value of the preferred share warrant liability was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

As of December 31, 2020, the Company used the Black-Scholes-Merton option-pricing model, which incorporates assumptions and estimates, to value the preferred share warrants. Estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying shares of the Company’s preferred shares, risk free interest rate, expected dividend yield, expected volatility of the price of the underlying preferred shares, and an expected term of the preferred share warrants.

As of June 30, 2021, the Company allocated the equity value using a hybrid method that utilizes a combination of the Black-Scholes-Merton option-pricing method and probability-weighted expected return method in consideration of a near-term potential initial public offering (IPO) scenario and also factored in the inherent uncertainty associated with

Kin Insurance, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

8. Convertible preferred shares (cont.)

being able to complete an IPO. Under the probability-weighted expected return method, the Company incorporates assumptions and estimates in order to determine equity value. Estimates and assumptions impacting the fair value measurement include the estimated future transaction price, the estimated time to liquidation, and present value of the dilutive shares.

The resulting equity value was then assigned to each class of equity securities using the OPM, which treats common stock and preferred shares as call options on the equity value, with exercise prices based on the liquidation preference of our preferred shares. The common stock is modeled as a call option with a claim on the equity value at an exercise price equal to the remaining value immediately after our preferred shares are liquidated. Consistent with the guidance in the Practice Aid, we determined the OPM method was the most appropriate method to utilize based on our stage of development and other relevant factors. As of June 30, 2021, we allocated the equity value using a hybrid method that utilizes a combination of the OPM and probability-weighted expected return method in consideration of a near-term potential initial public offering (IPO) scenario and also factored in the inherent uncertainty associated with being able to complete an IPO.

The most significant assumption impacting the fair value of the warrants is the fair value of the Company’s common stock and preferred shares as of each remeasurement date. The Company determined the fair value per share of the underlying preferred shares by taking into consideration the most recent sales of its preferred shares, results obtained from third-party valuations, and additional factors that were deemed relevant.

The following assumptions were used in Black-Scholes-Merton option-pricing method determining fair value of the convertible preferred shares warrant liabilities:

As of	June 30, 2021	December 31, 2020
Common Stock Warrants
Fair value of Common Stock	$57.26	$24.84
Exercise price Common Stock Warrants	$2.06	$2.06
Expected term (in years)	1.75	1.50
Expected volatility	55%	50%
Risk-free interest rate	0.21%	0.12%
Expected dividend yield	—	—
Series B-1 Preferred Share Warrants
Fair value of Common Stock	$57.26	$24.84
Exercise price Series B-1 Preferred Share Warrants	$15.01	$15.01
Expected term (in years)	1.75	1.50
Expected volatility	55%	50%
Risk-free interest rate	0.21%	0.12%
Expected dividend yield	—	—
Series B-2 Preferred Share Warrants
Fair value of Common Stock	$57.26	$24.84
Exercise price Series B-2 Preferred Share Warrants	$8.28	$8.28
Expected term (in years)	1.75	1.50
Expected volatility	55%	50%
Risk-free interest rate	0.21%	0.12%
Expected dividend yield	—	—
Series C-1 Preferred Share Warrants
Fair value of Common Stock	$57.26	—
Exercise price Series C-1 Preferred Share Warrants	$85.27	—
Expected term (in years)	1.75	—
Expected volatility	55%	—%
Risk-free interest rate	0.21%	—%
Expected dividend yield	—	—

Kin Insurance, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

8. Convertible preferred shares (cont.)

The following convertible preferred stock warrants were outstanding with the related fair values (fair values shown in thousands):

		As of June 30, 2021		As of December 31, 2020
Series	Exercise price per share	Warrant shares outstanding	Fair value	Warrant shares outstanding	Fair value
Common	$2.06	11,655	$650	11,655	$272
Preferred B-1	15.01	163,797	7,674	182,129	2,736
Preferred B-2	8.28	400,313	20,620	400,313	7,990
Preferred C-1	85.27	32,252	63	—	—
Total		608,017	$29,007	594,097	$10,998

9. Owners’ equity

Common stock

The Company’s Articles of Incorporation, as amended and restated, authorizes the Company to issue 14,242,621 shares with a par value of $0.00001. Each share of common stock is entitled to one vote. The holders of the common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors. No dividends have been declared or paid since inception.

Share-based compensation plans

The Company’s stock compensation plan (the “Plan”) is administered by the Board of Directors of the Company. Under the Plan, the Company may grant awards to its participating directors, officers, employees, and consultants. Awards can include non-qualified stock options that are valued based upon the grant-date fair value of shares. The total number of shares allowable for issuance under the Plan document was 1,861,062 shares. At June 30, 2021 and December 31, 2020, there were 196,027 and 44,648 reserved but unissued shares remaining under the Plan, respectively.

Prior to the Plan and in the formation of the Company, there were 2,000,000 shares of restricted stock awards of common stock issued to employees that were individually approved by the Board of Directors.

The Company recognized $859 thousand and $130 thousand of compensation expense for the periods ended June 30, 2021 and 2020, respectively, which is included as a component of “employee compensation and benefits” in the unaudited condensed consolidated statements of operations.

Total unrecognized compensation expense related to non-qualified stock options was approximately $5,153 thousand as of June 30, 2021, and is expected to be recognized over a weighted-average period of 2.16 years.

Total unrecognized compensation expense related to restricted stock awards was immaterial as of June 30, 2021.

For purposes of accruing expense, all shares are expected to vest until forfeiture occurs.

A summary of information with respect to stock-based compensation is as follows:

Restricted stock awards

Compensation expense related to restricted stock is based on the number of shares expected to vest and the fair market value of the common stock on the grant date. During the six months ended June 30, 2021 and 2020, the Company did not grant any restricted stock awards.

In order to determine the fair market value of restricted stock awards, the Company utilized the market approach by reviewing the performance of a set of comparable public companies to determine an equity value. The equity value was then allocated to the common stock using the option-pricing method (“OPM”). The OPM treats common

Kin Insurance, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

9. Owners’ equity (cont.)

stock and preferred stock as call options on an equity value, with exercise prices based on the liquidation preference of the preferred stock. Under the OPM, the common stock only has value if the funds available for distribution to the shareholders exceed the value of the liquidation preference at the time of a liquidity event, assuming the Company has funds available to make a liquidation preference meaningful and collectible by the shareholders. The common stock is modeled as a call option with a claim on the Company at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The OPM uses the Black-Scholes OPM to the call option.

A summary of changes in the Company’s nonvested restricted stock awards for the six-month periods ended June 30, 2021 and June 30, 2020, respectively is as follows:

(in thousands)	Awards	Average value
Nonvested as of December 31, 2020	1	$0.12
Granted	—	0.12
Vested	(1)	0.12
Forfeited	—	0.12
Nonvested as of June 30, 2021	—	0.12
Nonvested as of December 31, 2019	191	0.12
Granted	—	0.12
Vested	(156)	0.12
Forfeited	—	0.12
Nonvested as of June 30, 2020	35	0.12

Stock options

The Company values stock options using the Black-Scholes OPM, which requires the input of subjective assumptions, including the risk-free rate, expected life, expected stock price volatility, and dividend yield. As the Company is currently not publicly traded, the expected volatility is based on historical volatilities for publicly traded stock of comparable companies over the estimated expected life of the stock options. The expected term of the stock options was derived by utilizing the simplified method. Under the simplified method, the expected term of an option is presumed to be the midpoint between the vesting date and the end of the contractual term. The options expire four (4) years from the grant date or, for terminated employees, three (3) months after the employee’s termination date, unless otherwise stated in the employee’s individual award agreement. The Company assumed no dividend yield as it does not expect to pay dividends in the near future, which is consistent with the Company’s history of not paying dividends. The stock price utilized in the Black-Scholes OPM was determined utilizing the OPM valuations previously discussed. Below are the inputs of the Black-Scholes OPM as of June 30, 2021 and 2020:

	2021	2020
Expected term (in years)	4.00	4.00
Weighted-average term	4.00	4.00
Expected volatility	50.00%	35.00 – 40.00%
Weighted-average expected volatility	50.00%	36.91%
Risk-free interest rate	0.33 – 0.41%	0.23 – 1.59%
Weighted-average risk-free interest rate	0.35%	0.96%
Expected dividend yield	—	—

Kin Insurance, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

9. Owners’ equity (cont.)

A summary of changes in the Company’s outstanding non-qualified stock options for the periods ended June 30, 2021 and 2020, respectively, is as follows:

(in thousands)	Number of shares	Weighted average exercise price
Outstanding as of December 31, 2020	1,653	$2.57
Granted	85	4.41
Vested	(387)	1.89
Forfeited	(137)	3.35

Outstanding at June 30, 2021	1,214	$2.83

Outstanding as of December 31, 2019	1,110	$1.89
Granted	419	2.69
Vested	(34)	1.28
Forfeited	(35)	2.19

Outstanding as of June 30, 2020	1,460	$2.13

10. Income taxes

The consolidated effective tax rate for the three and six months ended June 30, 2021 and 2020, was 0% and 0%. The Company believes that as of June 30, 2021, it had no material uncertain tax positions. Interest and penalties related to unrecognized tax expenses (benefits) are recognized in income tax expense, when applicable.

There were no material liabilities for interest and penalties accrued as of June 30, 2021 and December 31, 2020.

11. Long-term debt

The Company’s long-term debt instruments and balances outstanding as of June 30, 2021 and December 31, 2020 were as follows:

	June 30, 2021	December 31, 2020
Term loan	$37,262	$37,262
Add: Paid-in-kind interest	—	3,840
Add: Refinance of term loan	17,769	—
Less: unamortized debt issuance costs	(1,270)	(1,013)
Total term loan	$53,761	$40,089

The Company’s Debt Facility is stated at its principal amount on the condensed consolidated balance sheets as there are no debt issuance costs associated with the Debt Facility.

Term loan

Prior to January 1, 2020, the Company entered into a term loan agreement (“Term Loan”). The Term Loan has an aggregate principal amount of $37,281 thousand and bears interest at an annual rate equal to 10.25%. The interest payment is payable annually, in arrears, on the anniversary of the funding date. The first two interest payments were deferred and capitalized into the principal amount. Principal payments will begin in February 2023 and be payable monthly. The Term Loan matures in five years in July 2024.

Kin Insurance, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

11. Long-term debt (cont.)

The Company determines the fair value of its Term Loan based on quoted market prices for the same or similar issuances, considering the Company’s credit risk. Given the method of how the Company determines the fair value of the Term Loan, the Company classifies this liability as a non-recurring Level 2 financial instrument. The fair value of the Company’s Term Loan is $53,761 thousand and $45,018 thousand the for the periods ended June 30, 2021 and December 31, 2020, respectively.

On June 25, 2021, the Company and its lenders amended and restated the Term Loan (the “A&R Term Loan”). Pursuant to the A&R Term Loan the Company borrowed an additional $10,000 thousand. All previous principal and accrued interest, for a total of $45,193 thousand will be capitalized into the principal amount. Therefore, the new principal balance on the term loan is $55,193 thousand. The interest rate has been changed from 10.25% to 8.75%. The loan maturity date has changed to June of 2025. In connection with the A&R Loan, the Company issued to the lenders 32,252 Series C-1 preferred stock warrants with an exercise price equal to $85.2665 per share. The refinancing of the Term Loan was accounted for as a debt modification, for which the Company recognized new debt issuance costs of $400 thousand.

Convertible notes

Prior to January 1, 2020, the Company entered into convertible notes (“Convertible Notes”), in the amount of $11,998 thousand. The Convertible Notes bore an interest rate of 4% and would have matured in December 2020, if not converted. The Convertible Notes were set to convert at the next sale of preferred stock to the extent gross proceeds are greater than $10,000 thousand. In May of 2020, the convertible notes were converted into Series B-2 and B-3 Preferred Shares.

Debt facility

In July of 2020, the Company entered into a Debt Facility Agreement, (the “Debt Facility”), with a maximum commitment of the lender equal to $10,000 thousand, for which the Company can elect to receive advances at any time during the period of the Debt Facility Agreement. The Debt Facility bears interest at a rate of 16% per annum and matures in July of 2021.

In conjunction with the entering of the agreement in July of 2020, the Company received an initial advance of $1,725 thousand. In addition to the initial advance, the Company received additional advances of $700 thousand, $325 thousand, and $1,225 thousand in September of 2020, October of 2020, and February of 2021 respectively, in order to provide additional operating flexibility to the Company. These draws were offset by principal payments in the amount of $356 thousand, which occurred during the first quarter of 2021.

The Company paid $377 thousand and $0 of interest related to its Debt Facility for the periods ended June 30, 2021 and 2020, respectively.

The Company determines the fair value of its Debt Facility based on quoted market prices for the same or similar issuances, considering the Company’s credit risk. Given the method of how the Company determines the fair value of the Debt Facility, the Company classifies this liability as a non-recurring Level 2 financial instrument. The fair value of the Company’s Debt Facility is $0 and $2,787 thousand the for the periods ended June 30, 2021 and December 31, 2020, respectively.

On June 25, 2021, the Company fully repaid the Debt Facility inclusive of the principal balance of $2,500 thousand and accrued interest of $123 thousand. Therefore, the Company has no further right to draw against the Debt Facility in the future.

Kin Insurance, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

12. Net Loss Per Share Attributable to Common Shareholders

Net loss per share attributable to common shareholders was computed as follows for the periods ended (in thousands, except per share data):

	For the six months ended June 30,
	2021	2020
Numerator:
Net loss attributable to common shareholders	$(32,752)	$(7,059)
Less: Preferred share dividends	(558)	—
	(33,310)	(7,059)
Denominator:
Weighted average common shares outstanding – basic and diluted	2,155,826	1,658,619
Net loss per share attributable to common – shareholders – basic and diluted	$(15.45)	$(4.26)

The Company’s potentially dilutive securities, which include warrants, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common shareholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common shareholders for the periods indicated because including them would have had an anti-dilutive effect:

	For the six months ended June 30,
	2021	2020
Convertible Notes (converted to preferred stock on May 20, 2020)	—	334,359
Common Stock Warrants	11,180	6,213
Preferred Stock Warrant (Series B-1)	128,050	—
Preferred Stock Warrant (Series B-2)	334,787	—
Total	474,017	340,572

13. Segment information

The Management Operations, which is the Company’s operating segment that acts as the attorney-in-fact and licensed insurance agency, Management Operations income is comprised of:

•        Commission and management fees of up to 32% of all property and casualty insurance premiums written or assumed by insurance carriers, which includes the Carrier; less

•        the costs associated with the sales, underwriting, issuance, servicing and adjusting of claims for these policies; less

•        the costs associated with developing, maintaining, and hosting Kin’s insurance technology platform; less

•        other income and expenses, including income taxes, that are the responsibility of Kin.

Carrier Operations, which is the Company’s operating segment that sells home insurance products Florida, refers to the interest in the Carrier held for the benefit of its subscribers. The Carrier Operations income is comprised of:

•        A 100% interest in the net underwriting results of the property and casualty insurance operations;

•        Net underwriting results is defined as gross premium and losses less ceded premium and losses;

•        net investment income and results on investments that belong to the Carrier, and

•        other income and expenses, including income taxes and interest expenses on surplus note.

Kin Insurance, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

13. Segment information (cont.)

The Company’s operations are exclusively domestic with a concentration in Florida and Louisiana.

The Company accounts for its segments, as described above in Note 1. The effects of intersegment transactions are eliminated in the consolidated results.

The following table presents revenue by segment (in thousands):

Six months ended June 30, 2021	Kin Insurance	Carrier	Eliminations	Consolidated
Net earned premiums	$—	$5,839	$—	$5,839
Net investment income	—	263	—	263
Commission revenue and carrier management fees	11,151	—	(10,750)	401
Other income	45	164	—	209

Total revenue	11,196	6,266	(10,750)	6,712

Six months ended June 30, 2020	Kin Insurance	Carrier	Eliminations	Consolidated

Net earned premiums	$—	$364	$—	$364
Net investment income	—	334	—	334
Commission revenue and carrier management fees	2,551	—	(2,257)	294
Other income	1	(119)	—	(118)

Total revenue	2,552	579	(2,257)	874

The following table presents the reconciliation from adjusted operating loss to the net loss attributable to Kin Insurance, Inc. (in thousands):

	For the six months ended June 30,
	2021	2020
Segment Adjusted Operating Loss
Management operations	$(13,939)	$(6,344)
Carrier operations	(13,053)	(3,623)

Reconciling Adjustments
Amortization expense	(428)	(209)
Interest income	2	17
Interest expense	(2,587)	(2,287)
Stock compensation	(859)	(129)
Intercompany adjustments	2,124	654
Loss on extinguishment of liability	—	(475)
Loss due to change in fair value of warrants	(18,804)	(22)
Total Reconciling Adjustments	(20,552)	(2,451)

Income tax expense	—	—
Net loss attributable to noncontrolling interests, net of tax	14,792	5,359

Net loss attributable to Kin Insurance, Inc.	$(32,752)	$(7,059)

Kin Insurance, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

13. Segment information (cont.)

The Company incurs interest expense in its Management Operations related to the Term Loan and Debt Facility. For the six months ended June 30, 2021 and 2020 the Company incurred $2,587 thousand and $2,287 thousand of interest expense, respectively.

For the Company’s intercompany surplus note, Management Operations recognizes interest income and Carrier Operations incurs an offsetting interest expense. For the six months ended June 30, 2021 and 2020 the Management Operations recognized $1,741 thousand and $1,753 thousand of interest income, respectively, with Carrier Operations recognizing $1,739 thousand and $1,736 thousand of interest expense, respectively.

The Company’s amortization for capitalized software, which is solely within the Company’s Management Operations operating segment, was $428 thousand and $209 thousand for the six months ended June 30, 2021 and 2020, respectively.

During the periods ended June 30, 2021 and June 30, 2020, the income tax position of the Company’s Management Operations and Carrier Operations had no material changes.

The Company’s capitalized software, which is solely within the Company’s Management Operations operating segment, was $1,965 thousand and $1,470 thousand for the periods ended June 30, 2021 and December 31, 2020, respectively.

Total assets for the Company’s two operating segments were as follows at June, 2021 and at December 31, 2020 (in thousands):

As of	June 30, 2021	December 31, 2020
Total Assets
Management Operations	$82,142	$18,136
Carrier Operations	107,900	47,779
Total Assets	$190,042	$65,915

Total investments for the Company’s two operating segments were as follows at June, 2021 and at December 31, 2020 (in thousands):

As of	June 30, 2021	December 31, 2020
Total Investments
Management Operations	$101	$102
Carrier Operations	24,465	27,490
Total Investments	$24,566	$27,592

14. Subsequent events

We evaluated all events or transactions that occurred through October 6, 2021, the date these unaudited condensed consolidated financial statements were available to be issued:

Merger Agreement

On July 19, 2021, the Company entered into a business combination agreement (the “Business Combination”) with Omnichannel Acquisition Corporation (“Omnichannel”) and Omnichannel Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of Omnichannel, which is a special purpose acquisition company listed on the New York Stock Exchange (Ticker: OCA). The Company’s existing shareholders will retain 100% of their equity, which will be

Kin Insurance, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

14. Subsequent events (cont.)

converted into 8.5881 shares of common stock of Post-Combination Company (“Pubco”). The remaining outstanding shares of Pubco will be held by Omnichannel’s public shareholders, Omnichannel Sponsor, LLC and its affiliates, and the PIPE investors to be consummated substantially simultaneously with the Business Combination. The transaction is expected to be completed during the fourth quarter of 2021. However, there can be no assurance as to when or if the closing of the Business Combination will occur. The Post-Combination Company will be renamed Kin Insurance, Inc.

Hurricane Ida

Hurricane Ida was a Category 4 Atlantic hurricane that made landfall in the United States on August 29, 2021. Based on catastrophe modeling and early claims experience, Kin expects between $5.1 and $6.5 million in indemnity claims resulting from Hurricane Ida, primarily in Louisiana.

Purchase of shell company

Kin Insurance, Inc. is party to a Stock Purchase Agreement to purchase 100% of the stock of a non-operating “shell company” that is a licensed property and casualty insurer in more than 40 states. The closing of the transaction is pending regulatory approval.

Annex A

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

OMNICHANNEL ACQUISITION CORP.,

Omnichannel Merger Sub, Inc.,

AND

KIN INSURANCE, INC.

DATED AS OF July 19, 2021

Annex A-ii

Annex A-iii

EXHIBITS

Exhibit A	Form of Subscription Agreement
Exhibit B	Form of Sponsor Letter Agreement
Exhibit C	Form of Transaction Support Agreement
Exhibit D	Form of Lockup Agreement
Exhibit E	Form of Registration Rights Agreement
Exhibit F	Form of Amended and Restated SPAC Bylaws
Exhibit G	Form of Second Amended and Restated SPAC Certificate of Incorporation
Exhibit H	Form of Director Nomination Agreement

Annex A-iv

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of July 19, 2021, is entered into by and among Omnichannel Acquisition Corp., a Delaware corporation (“SPAC”), Omnichannel Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Kin Insurance, Inc., a Delaware corporation (the “Company”). SPAC, Merger Sub and the Company shall be referred to herein from time to time collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS, SPAC is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, Merger Sub is a newly formed, wholly owned, direct Subsidiary of SPAC that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents (including the Merger, the “Transactions”);

WHEREAS, subject to the terms and conditions hereof, on the Closing Date, (a) Merger Sub will merge with and into the Company, with the Company surviving the Merger as a direct, wholly owned Subsidiary of SPAC;

WHEREAS, in connection with the Merger, the Company Stockholders will be entitled to receive merger consideration in the form of the right to receive stock in SPAC, as further described in this Agreement;

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has (a) approved this Agreement, the Ancillary Documents to which SPAC is or will be a party and the Transactions and (b) recommended, among other things, approval of this Agreement and the Transactions by the holders of SPAC Shares entitled to vote thereon;

WHEREAS, the board of directors of Merger Sub has approved this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the Transactions;

WHEREAS, SPAC, acting in its capacity as the sole stockholder of Merger Sub, has approved this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the Transactions;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) approved this Agreement, the Ancillary Documents to which the Company is or will be a party and the Transactions and (b) recommended, among other things, the approval of the Company Preferred Stockholder Proposals and the Company Stockholder Proposals by the holders of Company Stock entitled to vote thereon or consent thereto;

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC and each of the parties (the “Subscribers”) subscribing for Post-Closing SPAC Shares thereunder have entered into certain subscription agreements, dated as of the date hereof (as amended or modified from time to time, collectively, the “Subscription Agreements”), in substantially the form attached hereto as Exhibit A, pursuant to which, among other things, each Subscriber has agreed to subscribe for and purchase on the Closing Date immediately prior to the Closing, and SPAC has agreed to issue and sell to each such Subscriber on the Closing Date immediately prior to the Closing, the number of Post-Closing SPAC Shares set forth in the applicable Subscription Agreement in exchange for the purchase price set forth therein (the aggregate purchase price under all Subscription Agreements, collectively, the “PIPE Financing Amount” and the equity financing under all Subscription Agreements, collectively, hereinafter referred to as, the “PIPE Financing”), on the terms and subject to the conditions set forth in the applicable Subscription Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, Sponsor, SPAC and the Company are entering into the sponsor letter agreement in substantially the form attached hereto as Exhibit B (the “Sponsor Letter Agreement”), pursuant to which, among other things, Sponsor has agreed to (a) vote in favor of this Agreement and the Transactions, (b) to forfeit 15% of the Sponsor Shares it holds immediately prior to the Effective Time, (c) to forfeit 20% of the SPAC Warrants it holds immediately prior to the Effective Time and (d) waive any adjustment to the conversion ratio set forth in the Governing Documents of SPAC or any other anti-dilution or similar protection with respect to the Sponsor Shares (whether resulting from the transactions contemplated by the Subscription Agreements or otherwise), in each case on the terms and subject to the conditions set forth in the Sponsor Letter Agreement;

Annex A-1

WHEREAS, concurrently with the execution and delivery of this Agreement, certain Company Stockholders (collectively, the “Supporting Company Stockholders”), which, in the aggregate, represent the Requisite Majority, are entering into a transaction support agreement, substantially in the form attached hereto as Exhibit C (collectively, the “Transaction Support Agreements”), pursuant to which, among other things, each such Supporting Company Stockholder will agree to deliver a written consent approving the Company Preferred Stockholder Proposals and the Company Stockholder Proposals, as applicable, within three Business Days following the date that the Registration Statement / Proxy Statement becomes effective;

WHEREAS, pursuant to the Governing Documents of SPAC, SPAC is required to provide an opportunity for its public stockholders to have their outstanding SPAC Shares redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in the Governing Documents of SPAC and the Trust Agreement (the “Offer”);

WHEREAS, concurrently with the execution and delivery of this Agreement, in connection with the Merger, the Company, SPAC, certain holders of SPAC Shares and certain Company Stockholders who will receive Post-Closing SPAC Shares pursuant to Article II of this Agreement have entered into those certain Lockup Agreements (collectively, the “Lockup Agreement”), substantially in the form set forth on Exhibit D, each to be effective upon the Closing;

WHEREAS, concurrently with the execution and delivery of this Agreement, in connection with the Merger, the Company, SPAC, certain holders of SPAC Shares and certain Company Stockholders who will receive Post-Closing SPAC Shares pursuant to Article II of this Agreement have entered into that certain Registration Rights Agreement (the “Registration Rights Agreement”), substantially in the form set forth on Exhibit E, to be effective upon the Closing;

WHEREAS, in connection with the Merger, SPAC shall adopt the amended and restated bylaws (the “Amended and Restated SPAC Bylaws”) substantially in the form set forth on Exhibit F;

WHEREAS, in connection with the Merger, SPAC shall adopt, subject to obtaining the SPAC Stockholder Approval, the second amended and restated certificate of incorporation (the “Second Amended and Restated SPAC Certificate of Incorporation”) substantially in the form set forth on Exhibit G;

WHEREAS, immediately prior to the Effective Time, the shares of Company Common Stock and Company Preferred Stocks (which will be converted first into shares of Company Common Stock as part of the Company Preferred Stock Conversion) will be converted into Post-Closing SPAC Shares;

WHEREAS, immediately prior to the Effective Time, SPAC shall, subject to obtaining the SPAC Stockholder Approval, adopt the SPAC Incentive Equity Plan; and

WHEREAS, for U.S. federal income Tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code to which each of the Company, SPAC and Merger Sub are parties pursuant to Section 368(b) of the Code and that this Agreement constitutes a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder.

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Accounts” means a right of each Group Company that is a Company Producer to receive revenue, commissions, fees, income, or payments and any other entitlements and rights of every kind and nature whatsoever to receive money or payments with respect to a particular Person.

Annex A-2

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Aggregate Transaction Proceeds” means an amount equal to (a) the aggregate cash proceeds available for release to SPAC from the Trust Account in connection with the Transactions (after, for the avoidance of doubt, giving effect to all of the SPAC Stockholder Redemptions but before release of any other funds) plus (b) the PIPE Financing Amount plus (c) the aggregate proceeds received from the consummation of an Alternative Financing plus (d) any other cash of SPAC that will be on hand at the Closing.

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“AIF” means Kin Risk Management, LLC, a Florida LLC, the attorney in fact for Reciprocal.

“Alternative Financing” has the meaning set forth in Section 5.13(d).

“Amended and Restated SPAC Bylaws” has the meaning set forth in the recitals to this Agreement.

“Ancillary Documents” means the Sponsor Letter Agreement, the Subscription Agreements, the Transaction Support Agreements, the Lockup Agreement, the Registration Rights Agreement, and each other agreement, document, instrument and/or certificate contemplated by this Agreement and executed or to be executed in connection with the Transactions.

“Anti-Corruption Laws” means, collectively, the U.S. Foreign Corrupt Practices Act (FCPA), the UK Bribery Act 2010, the UN Convention against Corruption, United States Currency, Foreign Transactions Reporting Act of 1970, as amended, and any other applicable laws and regulations regarding corruption and bribery.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable SAP” means, with respect to the Insurance Company, the applicable statutory accounting principles (or local equivalents in the applicable jurisdiction) prescribed or permitted by the FLOIR.

“Business Combination” has the meaning set forth in Section 8.18.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business.

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act (Pub. L. No. 116-136).

“CBA” means any collective bargaining agreement or other Contract with any labor union, works council, or other labor organization.

“Certificate of Merger” has the meaning set forth in Section 2.1(b).

“Closing” has the meaning set forth in Section 2.7.

“Closing Date” has the meaning set forth in Section 2.7.

“Closing Filing” has the meaning set forth in Section 5.4(b).

“Closing Press Release” has the meaning set forth in Section 5.4(b).

Annex A-3

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the introductory paragraph to this Agreement.

“Company Acquisition Proposal” means any proposal or offer from any person or “group” (as defined in the Exchange Act) (other than SPAC, Merger Sub or their respective affiliates) relating to, in a single transaction or a series of related transactions, (a) any merger, consolidation or business combination involving the Company or any of its Subsidiaries, (b) any transfer, purchase or sale of the beneficial ownership of shares of capital stock or other securities of the Company or any of its Subsidiaries representing 15% of more of the voting power of the shares of capital stock or other equity securities of the Company or any of its Subsidiaries, (c) any sale, lease, exchange, transfer or other disposition of the property and assets of the Company and/or one or more of its Subsidiaries, constituting 15% or more of the property and assets of the Company and its Subsidiaries, taken as a whole, (d) any reorganization, recapitalization, liquidation or dissolution of the Company or any of its Subsidiaries, or (e) any other transaction having a similar effect to those described in the foregoing clauses (a) – (d).

“Company A&R Certificate of Incorporation” means the Third Amended and Certificate of Incorporation of the Company, dated as of May 6, 2020.

“Company AI Products” means all products (including Company Products) and services of any Group Company that employ or make use of AI Technologies.

“Company Board” has the meaning set forth in the recitals to this Agreement.

“Company Common Stock” means common stock of $0.00001 par value of the Company.

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to SPAC by the Company on the date of this Agreement.

“Company Equity Award” means, as of any determination time, each Company Option and each other award to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company of rights of any kind to receive any Equity Security of any Group Company under any Company Equity Plan or otherwise that is outstanding.

“Company Equity Plan” means the (a) Company’s Amended and Restated 2017 Equity Incentive Plan and (b) each other plan that provides for the award to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company of rights of any kind to receive Equity Securities of any Group Company or benefits measured in whole or in part by reference to Equity Securities of any Group Company.

“Company Expenses” means, as of any determination time, the aggregate amount of fees, expense, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, any Group Company in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the Transactions, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers and finders, investment bankers, consultants, or other agents or service providers of any Group Company; (b) other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Document, including fifty percent (50%) of all fees for registering the Post-Closing SPAC Shares on the Registration Statement / Proxy Statement and fifty percent (50%) of all fees for the application for listing the Post-Closing SPAC Shares on the NYSE; (c) change in control payments, transaction bonuses, success bonuses, retention bonuses, severance, and other payments made to employees, officers, managers, directors, and other service providers in connection with the Closing, including the employer portion of any Taxes related thereto; (d) the employer Taxes related to any Company Options that are accelerated and/or exercised in connection with the Closing; (e) fifty percent (50%) of all filing fees payable by SPAC or Merger Sub to Governmental Entities in connection with the Transactions; and (f) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Document; provided, that if any amounts to be included in the calculation of the Company Expenses which are in a currency other than US dollars, such amounts shall be deemed converted to US dollars at the prevailing official rate of exchange published by the Federal Reserve Bank of

Annex A-4

New York for the conversion of such currency or currency unit into US dollars on the last Business Day immediately preceding the Closing. Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any SPAC Expenses.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) and Section 3.1(b) (Organization and Qualification), Section 3.2(a) and Section 3.2(c) (Capitalization of the Group Companies), Section 3.3 (Authority), Section 3.8 (Absence of Changes) and Section 3.18 (Brokers).

“Company Investor Agreements” means the Investor Rights Agreement, each and every side letter and management rights letter with stockholders, each stockholders’ agreement, voting agreement, registration rights agreement, co-sale agreement or other similar Contract of any Group Company, including any Contract granting any stockholder of the Company investor rights, rights of first refusal, rights of first offer, registration rights, director designation rights or similar rights and excluding, for the avoidance of doubt, the Ancillary Documents.

“Company Licensed Intellectual Property” means Intellectual Property Rights owned by any Person (other than a Group Company) that is licensed to any Group Company.

“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the Group Companies, taken as a whole; provided, however, that none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) acts of war, sabotage or terrorism (including cyberterrorism) in the United States or any other territories in which a material portion of the business of the Group Companies is located, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States, or changes therein, including changes in interest rates in the United States, (iv) changes in any applicable Laws or GAAP or any official interpretation thereof, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Group Company operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of any Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third-parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the Transactions or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vii) any failure by any Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if otherwise contemplated by, and not otherwise excluded from, this definition), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof)), acts of God or other natural disasters or comparable events in the United States, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or (vii) through (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.

“Company Non-Party Affiliates” means, collectively, each Company Related Party and each former, current or future Affiliate, Representative, successor or permitted assign of any Company Related Party (other than, for the avoidance of doubt, the Company).

“Company Option” means, as of any determination time, each option to purchase Company Common Stock that is outstanding and unexercised, whether granted under a Company Equity Plan or otherwise.

“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned or purported to be owned by any Group Company.

Annex A-5

“Company Preferred Stock Conversion” has the meaning set forth in Section 2.2(a).

“Company Preferred Stockholder Approval” means the affirmative vote or written consent of the Preferred Majority, voting as a single class, approving the Company Preferred Stockholder Proposals.

“Company Preferred Stockholder Proposals” means the proposals for (a) the adoption and approval of this Agreement and the Transactions, (b) the adoption and approval of the proposal to convert the Company Preferred Stocks into Company Common Stock and (c) the waiver of preemptive rights set forth in the Company’s Governing Documents.

“Company Preferred Stocks” means, collectively, the Company Series A Preferred Stock, the Company Series Seed-1 Preferred Stock, the Company Series Seed-2 Preferred Stock, the Company Series Seed-3 Preferred Stock, the Company Series Seed-4 Preferred Stock, the Company Series Seed-5 Preferred Stock, the Company Series Seed-6 Preferred Stock, the Company Series B-1 Preferred Stock, the Company Series B-2 Preferred Stock, the Company Series B-3 Preferred Stock and the Company Series C Preferred Stock.

“Company Producer” has the meaning set forth in Section 3.31(a).

“Company Products” means all Software and other products, including any of the foregoing currently in development, from which any Group Company has derived within the three (3) years preceding the date hereof, is currently deriving or is scheduled to derive, revenue from the sale, license, maintenance or other provision thereof.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by any Group Company.

“Company Related Party” has the meaning set forth in Section 3.20.

“Company Series A Preferred Stock” means the Series A Preferred Stock of the Company, with $0.00001 par value.

“Company Series B-1 Preferred Stock” means the Series B-1 Preferred Stock of the Company, with $0.00001 par value.

“Company Series B-2 Preferred Stock” means the Series B-2 Preferred Stock of the Company, with $0.00001 par value.

“Company Series B-3 Preferred Stock” means the Series B-3 Preferred Stock of the Company, with $0.00001 par value.

“Company Series C Preferred Stock” means the Series C Preferred Stock of the Company, with $0.00001 par value.

“Company Series Seed-1 Preferred Stock” means the Series Seed-1 Preferred Stock of the Company, with $0.00001 par value.

“Company Series Seed-2 Preferred Stock” means the Series Seed-2 Preferred Stock of the Company, with $0.00001 par value.

“Company Series Seed-3 Preferred Stock” means the Series Seed-3 Preferred Stock of the Company, with $0.00001 par value.

“Company Series Seed-4 Preferred Stock” means the Series Seed-4 Preferred Stock of the Company, with $0.00001 par value.

“Company Series Seed-5 Preferred Stock” means the Series Seed-5 Preferred Stock of the Company, with $0.00001 par value.

“Company Series Seed-6 Preferred Stock” means the Series Seed-6 Preferred Stock of the Company, with $0.00001 par value.

Annex A-6

“Company Stockholder Approval” means the affirmative vote or written consent of the holders of Company Stock holding more than fifty percent (50%) of the then issued and outstanding Company Stock, on an as-converted basis, approving the Company Stockholder Proposals.

“Company Stockholder Proposals” means the proposals for (i) the adoption and approval of this Agreement and the Transactions and (ii) the adoption and approval of each other proposal reasonably agreed to by the Company and SPAC as necessary or appropriate in connection with the consummation of the Transactions that would require the approval of all or certain holders of Company Stock.

“Company Stockholders” means, collectively, the holders of Company Stock as of any determination time prior to the Effective Time.

“Company Stock” means, collectively, the Company Preferred Stocks and the Company Common Stock.

“Company Warrants” means warrants to purchase Company Common Stock or Company Preferred Stocks.

“Confidentiality Agreement” means, that certain Confidentiality Agreement, dated as of February 10, 2021, by and between the Company and SPAC.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, Order, clearance, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Consent Solicitation Statement” means the consent solicitation statement with respect to the solicitation by the Company of the Company Stockholder Approval.

“Continental” means Continental Stock Transfer and Trust Company, a New York corporation.

“Contract” or “Contracts” means any agreement, contract, license, franchise, note, bond, mortgage, indenture, guarantee, lease, obligation, undertaking or other commitment or arrangement (whether oral or written) that is legally binding upon a Person or any of his, her or its properties or assets, and any amendments thereto, excluding any Real Property Leases.

“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.

“COVID-19” means SARS-CoV-2, coronavirus or COVID-19, and any evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,”, social distancing, mask wearing, temperature taking, personal declaration, “purple badge standard,” shut down, closure, sequester or any other Law, decree, judgment, injunction or other Order, directive, guidelines or recommendations by any Governmental Entity or industry group in connection with or in response to COVID-19 pandemic, including, the CARES Act.

“Creator” has the meaning set forth in Section 3.13(d).

“Data Security Requirements” means, collectively, all of the following to the extent relating to Data Treatment and applicable to the Group Companies: (i) any rules, policies and procedures to which the Group Companies are bound; (ii) all applicable laws, rules and regulations (including, as applicable, the California Consumer Privacy Act, the Telephone Consumer Protection Act, the California Online Privacy Protection Act, GLBA Privacy Laws and Section 5 of the Federal Trade Commission Act) (collectively, “Privacy Laws”); (iii) industry standards binding on the Group Companies’ businesses operate (including, if applicable, the Payment Card Industry Data Security Standard (PCI DSS)); and (iv) contracts into which the Group Companies have entered or by which they are otherwise bound.

“Data Treatment” means the access, collection, use, processing, storage, sharing, distribution, transfer, disclosure, security, destruction, or disposal of Personal Information.

“Dissenting Shares” has the meaning set forth in Section 2.10.

“DGCL” means the Delaware General Corporation Law.

Annex A-7

“Effective Time” has the meaning set forth in Section 2.1(b).

“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA), each severance, gratuity, termination indemnity, incentive or bonus, retention, change in control, deferred compensation, profit sharing, retirement, welfare, post-employment welfare, vacation or paid-time-off, stock purchase, stock option or equity incentive plan, program, policy, Contract or arrangement and each other stock purchase, stock option or other equity or equity-based, termination, severance, transition, employment, individual consulting, retention, transaction, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan or other compensation or benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, that any Group Company maintains, sponsors, contributes to or is required to contribute to, or under or with respect to which any Group Company has any Liability or with respect to which any Group Company has or could reasonably be expected to have any Liability, other than any plan required by applicable Law that is sponsored or maintained by a Governmental Entity.

“Environmental Laws” means all Laws, Orders or binding policy concerning pollution, protection of the environment, natural resources, or human health or safety (to the extent relating to exposure to Hazardous Substances) or the generation, use, treatment, storage, disposal or release of any Hazardous Substance.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any Person, each business or entity that is a member of a “controlled group of corporations” under “common control” or a member of an “affiliated service group” with such Person within the meaning of Sections 414(b), (c), or (m) of the Code or Section 4001(b)(1) of ERISA, or required to be aggregated with such Person under Section 414(o) of the Code, or under “common control” with such Person within the meaning of Section 4001(a)(14) of ERISA.

“Evaluation Material” has the meaning set forth in Section 5.16(a).

“Examination Reports” has the meaning set forth in Section 3.33.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 2.8(a).

“Exchange Fund” has the meaning set forth in Section 2.8(b).

“Exchange Ratio” means 8.5881.

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Financial Statements” has the meaning set forth in Section 3.4(a).

“FLOIR” means the Florida Office of Insurance Regulation.

“Florida Change of Control Filing” shall mean the filing made by SPAC with the FLOIR to seek approval of the Transactions.

“Foreign Benefit Plan” means each Employee Benefit Plan maintained by any of the Group Companies for its current or former employees, officers, directors, owners or other individual Service Providers located outside of the United States.

“Fraud” means, with respect to any party to this Agreement, such party’s commission of fraud in the making of any representations, warranties, covenants or agreements in this Agreement by such party.

Annex A-8

“GAAP” means United States generally accepted accounting principles.

“GLBA Privacy Laws” means any Law that implements the privacy requirements of the Gramm-Leach-Bliley Act applicable to any consumer or customer of an insurance product or service, to the extent applicable to the Group Companies.

“Government Contracts” has the meaning set forth in Section 3.7(d).

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation.

“Governmental Entity” means any United States or foreign or international (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitrator or arbitral tribunal (public or private).

“Group Company” and “Group Companies” means, collectively, the Company and its Subsidiaries.

“Hazardous Substance” means any hazardous, toxic, explosive or radioactive material, substance, waste or other pollutant that is regulated by, or may give rise to Liability pursuant to, any Environmental Law, or has been defined, designated, regulated or listed by any Governmental Entity as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” or words of similar import under any Environmental Law, and any material mixture or solution that contains Hazardous Substance, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroakyl substances, or radon.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees, expenses and other payment obligations (including any prepayment penalties, premiums, costs, breakage, termination fees or other amounts payable upon the discharge thereof) arising under or in respect of (a) indebtedness, whether or not contingent, for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) the deferred and unpaid purchase price of property or assets, raw materials, property or services, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP, (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, including all obligations or unrealized losses of the Group Companies pursuant to hedging or foreign exchange arrangements, (g) any of the obligations of any other Person of the type referred to in clauses (a) through (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person. For the avoidance of doubt, any PPP Loans and amounts owing under any COVID-19 legislation relief program shall be included as “Indebtedness.”

“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Regulatory Consent Authority relating to the Transactions or by any third party challenging the Transactions, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or any subpoena, interrogatory or deposition.

“Insurance Carrier” means any insurance company, insurance pool, reinsurer, or other risk bearing or risk assuming entity that issues or provides any Placed Insurance Contract.

Annex A-9

“Insurance Carrier Agency Agreement” means any Contract between a Group Company and any Insurance Company or the Reciprocal pursuant to which such Group Company solicits, negotiates or sells Insurance Contracts or Placed Insurance Contracts issued by such Insurance Carrier or Reciprocal or collects or receives premiums or fees paid for such Insurance Contracts or Placed Insurance Contracts.

“Insurance Contract” means any insurance policy, binder, certificate or Contract, in each case, together with all amendments, endorsements or riders thereto, issued, entered into, acquired, reinsured, assumed or administered, in whole or in part, by the Insurance Company.

“Insurance Company” means, collectively, the Reciprocal and the AIF.

“Insurance Cybersecurity Law” means any state cybersecurity law applicable to the insurance agents, producers and brokers, including, but not limited to (a) Part 500 of Title 23 of the Official Compilation of Codes, Rules and Regulations of the State of New York promulgated by the New York State Department of Financial Services, (b) Chapter 99 of Title 38 of the South Carolina Code of Laws, (c) Chapter 3965 of Title 39 of the Ohio Revised Code, (d) Chapter 5A of Chapter 500 of the Michigan Insurance Code of 1956 (e) SB 2831 (effective July 1, 2019) enacting the “Insurance Data Security Law” under Title 83 of the Mississippi Insurance Code, (f) any state promulgation of the National Association of Insurance Commissioner’s’ Insurance Data Security Model Law, and (g) any law of any U.S. jurisdiction substantially similar to the foregoing.

“Intellectual Property Rights” means all intellectual property and proprietary rights and related priority rights protected, created or arising under the laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) Internet domain names; (d) copyrights and works of authorship, database and design rights, and mask work rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing (collectively, “Copyrights”); (e) trade secrets and other intellectual property rights in methodologies, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, whether patentable or not; and (f) intellectual property rights in or to Software or other technology.

“Intended Tax Treatment” has the meaning set forth in Section 5.5(a).

“Investment Company Act” means the Investment Company Act of 1940.

“Investor Rights Agreement” means that certain Investor Rights Agreement, dated May 7, 2020, among the Company and the investors party thereto.

“IP Contracts” has the meaning set forth in Section 3.13(c).

“IPO” has the meaning set forth in Section 8.18.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means any and all computers, Software, hardware, firmware, middleware, servers, workstations, routers, hubs, networks, systems, switches, data communications lines databases, and all other information technology equipment all associated documentation, in each case, owned or under the control of any Group Company or used or held for use in connection with, or otherwise necessary for, the conduct of the business of any Group Company.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Key Employees” means the individuals listed in Section 1.1(c) of the Company Disclosure Schedules.

“Kin Group” has the meaning set forth in Section 8.19(a).

Annex A-10

“Latest Balance Sheet” has the meaning set forth in Section 3.4(a).

“Latham” has the meaning set forth in Section 8.19(a).

“Latham Privileged Communications” has the meaning set forth in Section 8.19(a).

“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law), act, statute, ordinance, treaty, rule, code, regulation, order, judgment, injunction, ruling, award, decree, writ or other binding directive or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter. Unless explicitly stated herein, “Law” does not include COVID-19 Measures.

“Leased Real Property” has the meaning set forth in Section 3.19(b).

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Lockup Agreement” has the meaning set forth in the recitals to this Agreement.

“MGA Contract” means any contract between a Group Company and an Insurance Company under which a Group Company acts as a managing general agent under any MGA Law.

“MGA Law” means any applicable state insurance managing general agent Law.

“Malicious Code” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or other Software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than the user of the program.

“Marks” has the meaning set forth in the definition of Intellectual Property Rights.

“Material Contracts” has the meaning set forth in Section 3.7(a).

“Material Permits” has the meaning set forth in Section 3.6(a).

“Merger” has the meaning set forth in Section 2.1(a).

“Merger Sub” has the meaning set forth in the introductory paragraph to this Agreement.

“Multiemployer Plan” has the meaning set forth in Section (3)37 or Section 4001(a)(3) of ERISA.

“Non-Party Affiliate” has the meaning set forth in Section 8.13.

“NYSE” means the New York Stock Exchange.

“Off-the-Shelf Software” means any shrink-wrap or click-wrap Software or any other Software that is made generally and widely available to the public on a commercial basis and is licensed to any of the Group Companies on a non-exclusive basis for one-time or annual license fees of less than $75,000 per license and that is not incorporated in, linked to, distributed with, or used to host or provide any product (including Company Products) or service of the Company or any Software that is Company Owned Intellectual Property.

“Offer” has the meaning set forth in the recitals to this Agreement.

“Omni Group” has the meaning set forth in Section 8.19(a).

Annex A-11

“Order” means any writ, order, judgment, injunction, decision, determination, award, ruling, verdict or decree entered, issued or rendered by any Governmental Entity.

“ordinary course of business” and similar phrases when referring to a Group Company means actions taken by a Group Company that are consistent with the past usual day-to-day customs and practices of such Group Company in the ordinary course of operations of the business (excluding COVID-19 Measures).

“Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“PCAOB” means the Public Company Accounting Oversight Board.

“Per Share Consideration” means with respect to any share of Company Common Stock issued and outstanding immediately prior to the Effective Time, including those issued in connection with the Company Preferred Stock Conversion, 8.5881 SPAC Shares.

“Permits” means any approvals, authorizations, clearances, licenses, registrations, permits or certificates of a Governmental Entity.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet due and payable or are being contested in good faith by appropriate proceedings and are disclosed in the Financial Statements and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and are disclosed in the Financial Statements and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not or would not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon that are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Company and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (e) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, and (f) non-exclusive licenses of Intellectual Property Rights granted by any members of the Group Company in the ordinary course of business.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity, or Governmental Entity, including for the avoidance of doubt, a reciprocal insurance company.

“Personal Information” means any data or information in any media that is linked to the identity of a particular individual and any other data or information that constitutes personal data or personal information under any applicable Data Security Requirement, and includes, to the extent subject to any Data Security Requirement, an individual’s combined first and last name, home address, telephone number, fax number, email address, Social Security number or other Government Entity-issued identifier (including state identification number, driver’s license number, or passport number), precise geolocation information of an individual, biometric data, medical or health information, credit card or other financial information (including bank account information), and to the extent linked to an identifiable individual, cookie identifiers, browser or device specific number or identifier and web or mobile browsing or usage information.

“PIPE Financing” has the meaning set forth in the recitals to this Agreement.

“PIPE Financing Amount” has the meaning set forth in the recitals to this Agreement.

Annex A-12

“Placed Insurance Contract” means any insurance policy, binder, certificate or Contract, in each case, together with all amendments, endorsements or riders thereto, issued, entered into, acquired, assumed or administered, in whole or in part, by an Insurance Carrier pursuant to an Insurance Agency Carrier Agreement.

“Post-Closing SPAC Share” means, following the Closing, a share of Common Stock of SPAC, par value $0.0001 per share.

“PPP Loan” means any loan, exclusion, forgiveness or other item to which any Group Company has applied to or received or guaranteed pursuant to any COVID-19 Measure, including, but not limited to, any “Paycheck Protection Program” loan, “Economic Stabilization Fund” loan or other SBA loan.

“Preferred Majority” means the holders of at least a majority of the issued and outstanding Company Preferred Stocks, voting together as a single class, on an as converted to Company Common Stock basis.

“Privacy Laws” has the meaning set forth in the definition of Data Security Requirements.

“Proceeding” means any lawsuit, litigation, action, audit, investigation, inquiry, examination, claim, complaint, charge, grievance, legal proceeding, administrative enforcement proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity (other than office actions and similar proceedings involving only the Company and a Governmental Entity in connection with the prosecution of applications for registration or issuance of Intellectual Property Rights).

“Proxy Statement” has the meaning set forth in Section 5.7.

“Public Stockholders” has the meaning set forth in Section 8.18.

“Public Software” means any Software that (a) is licensed as free or open source software, including pursuant to any license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, including the Apache Software License, the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL), or any open source, copyleft or similar licensing and distribution models; or (b) contains, includes, or incorporates, or is derived in any manner (in whole or in part) from any Software that is distributed as free Software, copyleft, or open source Software or similar licensing or distribution models, in each case of (a) or (b), whether or not source code is available or included in such license, and including under any terms or conditions that impose any requirement that any Software using, linked with, incorporating, distributed with or derived from such Public Software (i) be made available or distributed or disclosed in source code form; (ii) be licensed for purposes of making derivative works; or (iii) be redistributable at no, or a nominal, charge.

“Real Property Leases” means all leases, sub-leases, licenses or other agreements, in each case, pursuant to which any Group Company leases, sub-leases or otherwise occupies any real property.

“Records” means all records of the Group Companies that are Company Producers, including expiration records, Insurance Carrier Agency Agreements, client or broker information and files, client or broker lists, prospective client or broker lists, files, books and operating data, policy expiration information, invoices, databases, manuals and other materials, whether in print, electronic or other media, confidential information, books of account, correspondence, financial, sales, market and credit information and reports, drawings, patterns, slogans, market research and other research materials, in each case related to Insurance Contracts and Placed Insurance Contracts.

“Reciprocal” means Kin Interinsurance Network, a reciprocal insurance exchange organized under the laws of Florida.

“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending Copyright applications, and Internet domain name registrations.

“Registration Rights Agreement” has the meaning set forth in the recitals to this Agreement.

Annex A-13

“Registration Statement / Proxy Statement” has the meaning set forth in Section 5.7.

“Regulatory Consent Authorities” means the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, the FLOIR and TDI as applicable.

“Reinsurance Contract” has the meaning set forth in Section 3.27(a).

“Released Claims” has the meaning set forth in Section 8.18.

“Representatives” means with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, managers, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives.

“Requisite Majority” means the votes required to obtain the Company Stockholder Approval and the Company Preferred Stockholder Approval.

“Sanctions and Export Control Laws” means any applicable Law related to (a) import and export controls, including the U.S. Export Administration Regulations, 15 C.F.R. Parts 730-774), and the Export Controls Act of 2018, 22 U.S.C. 2751 et seq. or (b) economic or financial sanctions imposed, administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, or Her Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Disclosure Schedules and the SPAC Disclosure Schedules.

“Scheduled Investments” has the meaning set forth in Section 3.24(a).

“SEC” means the U.S. Securities and Exchange Commission.

“Second Amended and Restated SPAC Certificate of Incorporation” has the meaning set forth in the recitals to this Agreement.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Service Provider” means any director, officer, employee (whether temporary, part-time or full-time) or individual independent contractor of any of the Group Companies.

“Signing Filing” has the meaning set forth in Section 5.4(b).

“Signing Press Release” has the meaning set forth in Section 5.4(b).

“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, comments, menus, buttons and icons; (d) all files, data, scripts, application programming interfaces, architecture, algorithms, and documentation, including user manuals, design notes, programmers’ notes, and other training documentation, related to any of the foregoing and all media and other tangible property necessary for the delivery or transfer of any of the foregoing; and (e) any derivative works, foreign language versions, fixes, upgrades, updates, enhancements, new versions, previous versions, new releases, and previous releases of any of the foregoing.

“SPAC Acquisition Proposal” means any transaction or series of related transactions under which SPAC or any of its controlled Affiliates, directly or indirectly, (a) acquires or otherwise purchases, or is acquired by or otherwise purchased by, any other Person(s), (b) engages in a business combination with any other Person(s) or (c) acquires or

Annex A-14

otherwise purchases all or a material portion of the assets or businesses of any other Persons(s) (in the case of each of clause (a), (b) and (c), whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, tender offer or otherwise). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents nor the Transactions shall constitute a SPAC Acquisition Proposal.

“SPAC Benefit Plans” has the meaning set forth in Section 4.19.

“SPAC Board” has the meaning set forth in the recitals to this Agreement.

“SPAC Board Recommendation” has the meaning set forth in Section 5.8.

“SPAC Change in Recommendation” has the meaning set forth in Section 5.8.

“SPAC Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by SPAC on the date of this Agreement.

“SPAC Existing Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of SPAC, dated as of November 19, 2020.

“SPAC Expenses” means, as of any determination time, the aggregate amount of fees, expense, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, SPAC or Merger Sub in connection with (a) SPAC’s initial public offering, to the extent such fees were deferred and remain outstanding as of such determination time, and (b) the negotiation, preparation or execution of a business combination, including this Agreement or any Ancillary Documents, the performance of their respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the Transactions, including (i) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or Service Providers of SPAC and Merger Sub, (ii) fifty percent (50%) of all fees for registering the Post-Closing SPAC Shares on the Registration Statement / Proxy Statement, (iii) fifty percent (50%) of all fees for the application for listing the Post-Closing SPAC Shares on NYSE, (iv) fifty percent (50%) of all filing fees payable by SPAC or Merger Sub to Governmental Entities in connection with the Transactions and (v) any other fees, expenses, commissions or other amounts that are expressly allocated to SPAC or Merger Sub pursuant to this Agreement or any Ancillary Document. Notwithstanding the foregoing or anything to the contrary herein, SPAC Expenses shall not include any Company Expenses.

“SPAC Financial Statements” means all of the financial statements of SPAC included in the SPAC SEC Reports.

“SPAC Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers), Section 4.6 (Capitalization of SPAC) and Section 4.18 (Absence of Changes).

“SPAC Incentive Equity Plan” has the meaning set forth in Section 5.15(a).

“SPAC Liabilities” means, as of any determination time, the aggregate amount of Liabilities of SPAC that would be accrued on a balance sheet in accordance with GAAP, whether or not such Liabilities are due and payable as of such time. Notwithstanding the foregoing or anything to the contrary herein, SPAC Liabilities shall not include any SPAC Expenses.

“SPAC Non-Party Affiliates” means, collectively, each SPAC Related Party and each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any SPAC Related Party (other than, for the avoidance of doubt, SPAC).

“SPAC Option” has the meaning set forth in Section 2.5(a).

“SPAC Prospectus” has the meaning set forth in Section 8.18.

“SPAC Related Party” has the meaning set forth in Section 4.10.

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“SPAC Related Party Transactions” has the meaning set forth in Section 4.10.

“SPAC SEC Reports” has the meaning set forth in Section 4.7.

“SPAC Share” means a share of Class A Common Stock of SPAC, par value $0.0001 per share.

“SPAC Stockholder Approval” means approval of the Transaction Proposals by the affirmative vote of the holders of the requisite number of SPAC Shares and Sponsor Shares entitled to vote thereon, whether in person or by proxy at the SPAC Stockholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of SPAC and applicable Law.

“SPAC Stockholder Redemption” means the right of the holders of SPAC Shares to redeem all or a portion of their SPAC Shares (in connection with the Transactions or otherwise) as set forth in Governing Documents of SPAC and the Trust Agreement.

“SPAC Stockholders” means, collectively, holders of SPAC Shares, Sponsor and holders of SPAC Warrants.

“SPAC Stockholders Meeting” has the meaning set forth in Section 5.8.

“SPAC Unit” means a unit of SPAC, par value $0.0001 per unit, consisting of (a) one (1) SPAC Share and (b) one half of one (0.5) SPAC Warrant.

“SPAC Warrants” means a warrant entitling the holder to purchase one SPAC Share per warrant at a price of $11.50 per share, subject to adjustment in accordance with the Warrant Agreement (including, for the avoidance of doubt, each such warrant held by Sponsor).

“Sponsor” means Omnichannel Sponsor, LLC.

“Sponsor Letter Agreement” has the meaning set forth in the recitals to this Agreement.

“Sponsor Share” means a share of Class B Common Stock of SPAC, par value $0.0001 per share.

“Statutory Statements” has the meaning set forth in Section 3.23(a).

“Subscribers” has the meaning set forth in the recitals to this Agreement.

“Subscription Agreements” has the meaning set forth in the recitals to this Agreement.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary. For the avoidance of doubt, the Reciprocal shall not be deemed a Subsidiary of the Company.

“Supporting Company Stockholders” has the meaning set forth in the recitals to this Agreement.

“Surviving Company” has the meaning set forth in Section 2.1(a).

“Tax” means any federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, national health insurance, unemployment,

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payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, turnover, windfall profits or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether as a primary obligor or as a result of being a transferee or successor of another Person or a member of an affiliated, consolidated, unitary, combined or other group.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Return” means returns, information returns, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes filed or required to be filed with any Governmental Entity, including any schedule or attachment thereto and including any amendments thereof.

“TDI” means the Texas Department of Insurance.

“TDI Filing” means, with respect to each Group Company holding a Texas insurance business entity license, the change of control Form FIN531 (the contents of which shall be mutually agreed upon by the Parties).

“Termination Date” has the meaning set forth in Section 7.1(d).

“Transactions” has the meaning set forth in the recitals to this Agreement.

“Transaction Litigation” has the meaning set forth in Section 5.2(k).

“Transaction Proposals” has the meaning set forth in Section 5.8.

“Transaction Support Agreements” has the meaning set forth in the recitals to this Agreement.

“Trust Account” has the meaning set forth in Section 8.18.

“Trust Agreement” has the meaning set forth in Section 4.8(a).

“Trustee” has the meaning set forth in Section 4.8(a).

“Unlicensed Person” has the meaning set forth in Section 3.33(o).

“Unpaid Company Expenses” means the Company Expenses that are unpaid as of immediately prior to the Closing.

“Unpaid SPAC Expenses” means the SPAC Expenses that are unpaid as of immediately prior to the Closing.

“Unpaid SPAC Liabilities” means the SPAC Liabilities as of immediately prior to the Closing.

“W&S” has the meaning set forth in Section 8.19(a).

“W&S Privileged Communications” has the meaning set forth in Section 8.19(a).

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988 or any similar Law.

“Warrant Agreement” means the Warrant Agreement, dated as of November 19, 2020, by and between SPAC and Continental.

“Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.

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ARTICLE II
MERGER

Section 2.1 The Merger; Effect on Capital Stock; Directors and Officers of SPAC and the Surviving Company.

(a) On the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL, on the Closing Date, Merger Sub shall merge with and into the Company (the “Merger”) at the Effective Time. Following the Effective Time, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving company of the Merger (the “Surviving Company”).

(b) At the Closing, the Merger shall be consummated in accordance with this Agreement and the DGCL and evidenced by a certificate of merger between Merger Sub and the Company (the “Certificate of Merger”), such Merger to be consummated immediately upon filing of the Certificate of Merger or at such later time as may be agreed by SPAC and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).

(c) At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property of every description, rights, business, undertakings, goodwill, benefits, immunities and privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, business, undertakings, goodwill, benefits, immunities and privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Company, which shall include the assumption by the Surviving Company of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

(d) If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Merger Sub and the Company, the officers and directors of the Merger Sub and the Company are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

(e) At the Effective Time, the Governing Documents of the Surviving Company shall be amended and restated in their entirety to be in the form of the Governing Documents of Merger Sub in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by applicable Law.

(f) At the Effective Time, the Certificate of Incorporation and the bylaws of SPAC shall be amended and restated in their entirety to be the Second Amended and Restated SPAC Certificate of Incorporation and the Amended and Restated SPAC Bylaws, respectively, until thereafter supplemented or amended in accordance with their terms and the DGCL.

(g) Conditioned upon the occurrence of the Closing, subject to any limitation with respect to any specific individual imposed under applicable Laws and the listing requirements of NYSE, SPAC shall take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause, effective as of the Closing, the SPAC Board to consist of the Persons contemplated to be on the SPAC Board pursuant to the Director Nomination Agreement. At the Effective Time, the SPAC Board shall initially have a minimum of seven (7) members, four (4) of which shall qualify as “independent” in accordance with NYSE requirements, with two (2) designated by the Sponsor (the “Sponsor Designees”) and with one (1) being the CEO of the Company. For fifteen (15) months following the Closing, one (1) Sponsor Designee shall qualify as “independent” for NYSE and audit committee composition purposes and be reasonably acceptable to the Company’s Chief Executive Officer. At the Effective Time, SPAC shall enter into customary indemnification agreements reasonably satisfactory to the Company with such individuals elected as members of the SPAC Board as of the Effective Time, which indemnification agreements shall continue to be effective immediately following the Closing.

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(h) Except as otherwise directed in writing by the Company, and conditioned upon the occurrence of the Closing, SPAC shall take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause the Persons constituting the officers of the Company prior to the Effective Time to be the officers of SPAC (and holding the same titles as held at the Company) until the earlier of their resignation or removal or until their respective successors are duly appointed.

(i) The Company shall take all necessary action prior to the Effective Time such that (a) each director of the Company in office immediately prior to the Effective Time shall cease to be a director immediately following the Effective Time (including, if desired by the Company, by causing each such director to tender an irrevocable resignation as a director, effective as of the Effective Time) and (b) certain directors or executive officers of the Company, determined by the Company and communicated in writing to SPAC prior to the Closing Date, shall be appointed to the Board of Directors of the Surviving Company, effective as of immediately following the Effective Time, and, as of such time, shall be the only directors of the Surviving Company (including by causing the Company Board to adopt resolutions prior to the Effective Time that expand or decrease the size of the Company Board, as necessary, and appoint such persons to the vacancies resulting from the incumbent directors’ respective resignations or, if applicable, the newly created directorships upon any expansion of the size of the Company Board). Each person appointed as a director of the Surviving Company pursuant to the preceding sentence shall remain in office as a director of the Surviving Company until his or her successor is elected and qualified or until his or her earlier resignation or removal.

(j) Except as otherwise directed in writing by the Company, the Persons constituting the officers of the Company prior to the Effective Time shall continue to be the officers of the Surviving Company (and holding the same titles as held at the Company) until the earlier of their resignation or removal or until their respective successors are duly appointed.

Section 2.2 Merger Consideration.

(a) Immediately prior to the Effective Time, the Company shall cause each share of Company Preferred Stock that is issued and outstanding immediately prior to such time to be automatically converted into a number of shares of Company Common Stock in accordance with the Company A&R Certificate of Incorporation (collectively, the “Company Preferred Stock Conversion”). All of the shares of Company Preferred Stock converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Preferred Stock shall thereafter cease to have any rights with respect to such securities. As of the Effective Time, all Company Preferred Stock shall no longer be outstanding and each holder of Company Preferred Stock shall cease to have any rights with respect to such Company Preferred Stock, except as set forth in this Section 2.2(a).

(b) Immediately prior to the Effective Time, each Sponsor Share that is issued and outstanding as of such time (other than such Sponsor Shares subject to forfeiture pursuant to the terms of the Sponsor Agreement, which shall no longer be outstanding and shall to cease to exist as of the Effective Time) shall automatically convert in accordance with the terms of the SPAC Existing Certificate of Incorporation into one (1) Post-Closing SPAC Share (the “Sponsor Stock Conversion”). All of the Sponsor Shares converted into Post-Closing SPAC Shares shall no longer be outstanding and shall cease to exist, and each holder of Sponsor Shares shall thereafter cease to have any rights with respect to such securities.

(c) At the Effective Time (and, for the avoidance of doubt, following the Company Preferred Stock Conversion and immediately following the consummation of the Sponsor Stock Conversion), by virtue of the Merger and without any action on the part of any Company Stockholder, subject to and in consideration of the terms and conditions set forth herein (including without limitation delivery of the release contemplated by Section 2.4(a)(ii)), each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (including Company Common Stock resulting from the Company Preferred Stock Conversion) (other than the Dissenting Shares and shares of Company Common Stock held in the treasury of the Company), shall be converted into the right to receive the Per Share Consideration. All of the shares of Company Common Stock converted into the right to receive consideration as described in this Section 2.2(c) shall no longer be outstanding and shall cease to exist, and each holder of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the applicable consideration described in this Section 2.2(c) into which such share of Company Common Stock shall have been converted into in the Merger.

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(d) At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall thereupon be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Company and all such shares shall constitute the only outstanding shares of capital stock of the Surviving Company as of immediately following the Effective Time.

(e) At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of Company Common Stock or Company Preferred Stock held in the treasury of the Company immediately prior to the Effective Time shall be cancelled and no payment or distribution shall be made with respect thereto.

Section 2.3 Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding shares of Company Common Stock or shares of Company Preferred Stocks (in each case, other than in connection with the Company Preferred Stock Conversion), or shares of SPAC Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, or if there shall have been any breach of Section 3.2(a) or Section 5.1(b)(i) or (iv) of this Agreement by the Company or any breach of Section 4.6(a), or Section 5.10(b) or (d) of this Agreement by SPAC, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Common Stock, shares of Company Preferred Stocks or shares of SPAC Shares (or any other Equity Security in SPAC), as applicable, will be appropriately adjusted to provide to the holders of Company Common Stock, the holders of shares of Company Preferred Stocks or the holders of SPAC Shares, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 2.3 shall not be construed to permit SPAC, the Company or Merger Sub to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

Section 2.4 Treatment of Company Options; Company Warrants.

(a) Effective as of the Effective Time, (i) each Company Option granted under any Company Equity Award that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be assumed by the SPAC and shall be converted into a stock option (a “SPAC Option”) to acquire Post-Closing SPAC Shares in accordance with this Section 2.5(a). Each such SPAC Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company Option immediately prior to the Effective Time. As of the Effective Time, each such SPAC Option as so assumed and converted shall be for that number of Post-Closing SPAC Shares determined by multiplying the number of shares of the Company Common Stock subject to such Company Option immediately prior to the Effective Time by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Company Option immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded up to the nearest whole cent. The Company shall terminate the Company Equity Awards as of the Effective Time. As of the Effective Time, all Company Options shall no longer be outstanding and each holder of SPAC Options shall cease to have any rights with respect to such Company Options.

(b) Effective as of the Effective Time, each Company Warrant that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms, by virtue of the Merger and without any action on the part of the SPAC, the Company or the holder of any such Company Warrant, shall be converted into a warrant (a “SPAC Warrant”) to acquire Post-Closing SPAC Shares in accordance with this Section 2.5(b). Each such SPAC Warrant as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company Warrant immediately prior to the Effective Time. As of the Effective Time, each such SPAC Warrant as so assumed and converted shall be for that number of Post-Closing SPAC Shares determined by multiplying the number of shares of the Company Common Stock or Company Preferred Stocks subject to such Company Warrant immediately prior to the Effective Time by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Company Warrant immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent. As of the Effective Time, all Company Warrants shall no longer be outstanding and each holder of SPAC Warrants shall cease to have any rights with respect to such Company Warrant, except as set forth in this Section 2.5(b).

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(c) Notwithstanding the foregoing, the conversions described in this Section 2.5 will be subject to such modifications, if any, as are required to cause the conversion to be made in a manner consistent with the requirements of Treasury Regulation Section 1.409A-1(b)(5)(v)(D). Following the Effective Time, each SPAC Option shall be subject to the same terms and conditions, including, without limitation, any vesting conditions, as had applied to the corresponding Company Option as of immediately prior to the Effective Time, except for such terms rendered inoperative by reason of the Transactions, subject to such adjustments as reasonably determined by the SPAC Board to be necessary or appropriate to give effect to the conversion or the Transactions.

Section 2.5 No Fractional Company Common Stock. Notwithstanding anything to the contrary contained herein, no fractional Post-Closing SPAC Shares or certificates or scripts representing such fractional shares shall be issued upon the conversion of Company Common Stock pursuant to Section 2.2, and any such fractional shares or interests therein shall not entitle the owner thereof to vote or to any other rights of a holder of Post-Closing SPAC Shares. Notwithstanding any other provision of this Agreement, in lieu of receiving any fraction of a Post-Closing SPAC Share, all fractions of Post-Closing SPAC Shares that otherwise would be issued hereunder shall be aggregated and the resulting fraction of a Post-Closing SPAC Share will be rounded up to a whole Post-Closing SPAC Share.

Section 2.6 Closing of the Transactions Contemplated by this Agreement. The closing of the Transactions (the “Closing”) shall take place electronically by exchange of the closing deliverables by the means provided in Section 8.11 as promptly as reasonably practicable, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the “Closing Date”) or at such other place, date and/or time as SPAC and the Company may agree in writing.

Section 2.7 Deliverables.

(a) As promptly as reasonably practicable following the date of this Agreement, but in no event later than ten (10) Business Days prior to the Closing Date, SPAC and the Company shall appoint Continental (or its applicable Affiliate) as an exchange agent (the “Exchange Agent”) and enter into an exchange agent agreement with the Exchange Agent for the purpose of (i) exchanging each share of Company Common Stock on the stock transfer books of the Company immediately prior to the Effective Time for the Per Share Consideration issuable in respect of such shares of Company Common Stock pursuant to Section 2.2 and Section 2.6 (after giving effect to any required Tax withholding as provided under Section 2.10) and on the terms and subject to the other conditions set forth in this Agreement and (ii) exchanging each Company Warrant on the stock transfer books of the Company immediately prior to the Effective Time for the SPAC Warrants issuable in respect of such Company Warrants pursuant to Section 2.6(c) and on the terms and subject to the other conditions set forth in this Agreement. Notwithstanding the foregoing or anything to the contrary herein, in the event that Continental is unable or unwilling to serve as the Exchange Agent, then SPAC and the Company shall, as promptly as reasonably practicable thereafter, but in no event later than the Closing Date, mutually agree upon an exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), SPAC and the Company shall appoint and enter into an exchange agent agreement with such exchange agent, who shall for all purposes under this Agreement constitute the Exchange Agent.

(b) At the Effective Time, SPAC shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Company Common Stock and Company Warrants, and for exchange in accordance with this Section 2.9 through the Exchange Agent, (i) evidence of Post-Closing SPAC Shares in book-entry form representing the Per Share Consideration issuable pursuant to Section 2.2 and Section 2.5 in exchange for the Company Common Stock outstanding immediately prior to the Effective Time and (ii) evidence of SPAC Warrants in book-entry form representing the SPAC Warrants issuable pursuant to Section 2.5(b) in exchange for the Company Warrants, in each case after giving effect to any required Tax withholding as provided under Section 2.8. All (i) shares in book-entry form representing the Per Share Consideration issuable pursuant to Section 2.2 and Section 2.5 deposited with the Exchange Agent and (ii) warrants in book-entry form representing the SPAC Warrants issuable pursuant to Section 2.5(b) deposited with the Exchange Agent shall be collectively referred to in this Agreement as the “Exchange Fund”.

(c) Each Company Stockholder whose Company Stock has been converted into the right to receive the Per Share Consideration pursuant to Section 2.2 shall be entitled to receive the Per Share Consideration to which he, she or it is entitled on the date provided in Section 2.4.

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(d) Each holder of Company Warrants whose Company Warrants have been converted into the right to receive SPAC Warrants pursuant to Section 2.5(b) shall be entitled to receive SPAC Warrants to which he, she or it is entitled on the date provided in Section 2.4.

(e) The Company and SPAC shall take all necessary actions to cause the Per Share Consideration and the SPAC Warrants to be issued in book-entry form within five (5) Business Days after the Effective Time.

(f) If the Per Share Consideration is to be issued to a Person other than the Company Stockholder in whose name the transferred Company Common Stock in book-entry form is registered, it shall be a condition to the issuance of the Per Share Consideration that (i) such Company Common Stock in book-entry form shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Company Common Stock in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer Taxes have been paid or are not payable.

(g) If the SPAC Warrants to be issued to a Person other than the holder of Company Warrants in whose name the transferred Company Warrant in book-entry form is registered, it shall be a condition to the issuance of the SPAC Warrants that (i) such Company Warrant in book-entry form shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Company Warrant in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer Taxes have been paid or are not payable.

(h) No interest will be paid or accrued on the Per Share Consideration or the SPAC Warrants to be issued pursuant to this Article II (or any portion thereof). From and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 2.8, each share of Company Common Stock shall solely represent the right to receive the Per Share Consideration to which such share of Company Common Stock is entitled to receive pursuant to Section 2.2, and each Company Warrant shall solely represent the right to receive the SPAC Warrants to which such Company Warrant is entitled to receive pursuant to Section 2.5(b).

(i) At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Common Stock or Company Warrants that were outstanding immediately prior to the Effective Time.

(j) Any portion of the Exchange Fund that remains unclaimed by the Company Stockholders twelve (12) months following the Closing Date shall be delivered to SPAC or as otherwise instructed by SPAC, and any Company Stockholder who has not exchanged his, her or its Company Common Stock or Company Warrants, as applicable, for the Per Share Consideration or the SPAC Warrants, as applicable, in accordance with this Section 2.8 prior to that time shall thereafter look only to SPAC for the issuance of the Per Share Consideration or the SPAC Warrants, as applicable, without any interest thereon. None of SPAC, the Surviving Company or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat, or similar Law. Any Per Share Consideration or SPAC Warrants remaining unclaimed by the Company Stockholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of SPAC free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.8 Withholding. Each of SPAC, the Company, Merger Sub, the Exchange Agent and each of their respective Affiliates shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amount payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. Other than with respect to any compensatory payments subject to payroll withholding, the Person intending to withhold shall use commercially reasonable efforts to notify the Person to whom amounts would otherwise be payable of any amounts that it intends to deduct and withhold prior to the payment with respect to which such amounts will be withheld and shall use commercially reasonable efforts to provide the payment recipient with reasonable opportunity to provide any forms or other documentation to avoid or minimize such deduction or withholding. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).

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Section 2.9 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time and owned by a holder who is entitled to demand and has properly demanded appraisal of such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, “Dissenting Shares”) shall not be converted into the right to receive the Per Share Consideration, and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. At the Effective Time, (a) all Dissenting Shares shall be cancelled, extinguished and cease to exist and (b) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses such holder’s right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into the right to receive the Per Share Consideration upon the terms and conditions set forth in this Agreement. The Company shall give SPAC prompt notice (and in any event within two Business Days) of any demands received by the Company for appraisal of shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and SPAC shall have the right to participate in and, following the Effective Time, direct all negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of SPAC, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

ARTICLE III
REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES

Except as set forth in the Company Disclosure Schedules, the Company hereby represents and warrants to SPAC and Merger Sub as follows:

Section 3.1 Organization and Qualification.

(a) Each Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the laws of its jurisdiction of formation or organization (as applicable). Section 3.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of formation or organization (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its material properties and to carry on its businesses as presently conducted in all material respects.

(b) True and complete copies of the Governing Documents of the Company and the Investor Rights Agreement have been made available to SPAC, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of the Company and the Investor Rights Agreement are in full force and effect, and the Company is not in breach or violation in any material respect of any provision set forth in its Governing Documents or the Investor Rights Agreement. A correct and complete list of the directors or managers (as applicable) and officers of each Group Company is set forth on Section 3.1(b) of the Company Disclosure Schedules.

(c) Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction set forth on Section 3.1(c) of the Company Disclosure Schedules in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so licensed or qualified or in good standing would not be material to the business of the Group Companies, taken as a whole.

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(d) The Company has no direct or indirect Subsidiaries other than those listed in Section 3.1(d) of the Company Disclosure Schedules. Except as set forth in Section 3.1(d) of the Company Disclosure Schedules, the Company owns all of the outstanding Equity Securities of the Subsidiaries, free and clear of all Liens other than Permitted Liens, either directly or indirectly through one or more other Subsidiaries. Except with respect to the Subsidiaries, the Company does not own, directly or indirectly, any equity or voting interest in any Person and, except with respect to the Subsidiaries or as provided by this Agreement, the Company does not have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any Contract under which it may become obligated to make any future investment in or capital contribution to any other entity.

Section 3.2 Capitalization of the Group Companies.

(a) Section 3.2(a) of the Company Disclosure Schedules sets forth a true and complete statement as of the date of this Agreement of the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding and the name and number of Equity Securities held by each equityholder thereof. All of the Equity Securities of the Company have been duly authorized and validly issued. All of the outstanding Company Stock are fully paid and non-assessable. The issuance of Company Stock upon the exercise or conversion, as applicable, of Equity Securities that are derivative securities, will, upon exercise or conversion in accordance with the terms of such Equity Securities against payment therefor, be duly authorized, validly issued, fully paid and non-assessable. The Equity Securities of the Company (1) were not issued in violation of the Governing Documents of the Company, the Investor Rights Agreement or any other Contract to which the Company is party or bound, (2) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of the Company or the Investor Rights Agreement) and were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and (3) have been offered, sold and issued in compliance in all material respects with applicable Law, including Securities Laws. Except for the Company Equity Awards set forth on Section 3.2(a) of the Company Disclosure Schedules or the Company Equity Awards either permitted by Section 5.1(b) or issued, granted or entered into in accordance with Section 5.1(b), the Company has no outstanding options, restricted stock, phantom stock, stock or equity appreciation rights, equity ownership interests or other equity, equity-based or similar rights in the Company, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, preemptive rights, rights of first refusal or first offer or other Contracts or commitments of any kind of any character, written or oral, that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company.

(b) The Equity Securities of the Company are free and clear of all Liens (other than transfer restrictions under applicable Securities Law, the Company Investor Agreements or Permitted Liens). Except for the Governing Documents of the Company and the Company Investor Agreements, there are no voting trusts, proxies or other Contracts to which the Company is a party with respect to the voting or transfer of the Company’s Equity Securities.

(c) Section 3.2(c) of the Company Disclosure Schedules sets forth a true and complete statement of the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company issued and outstanding and the holders of such Equity Securities. Except as set forth in Section 3.2(c) of the Company Disclosure Schedules, none of the Group Companies owns or controls and has never owned or controlled, directly or indirectly, any Equity Securities in any, or has or has had any commitment or obligation to invest in, purchase any securities or obligations of, fund, guarantee, contribute or maintain the capital of or otherwise financially support any, Person. Other than as set forth in Section 3.2(c) of the Company Disclosure Schedules, there are no outstanding (A) stock or equity appreciation, phantom equity, or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, preemptive rights, rights of first refusal or first offer or other Contracts or commitments of any kind of any character, written or oral, that could require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Subsidiaries of the Company. Except for their respective Governing Documents and the Company Investor Agreements, there are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiary of the Company.

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Section 3.3 Authority.

(a) The Company has the requisite corporate, limited liability or other similar power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions. Subject to the receipt of the Company Preferred Stockholder Approval and the Company Stockholder Approval, the execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the Transactions have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate, limited liability company (or other similar) action on the part of the Company. The Company Preferred Stockholder Approval and Company Stockholder Approval are the only approvals of holders of Company Equity Securities necessary to approve the Transactions. The affirmative vote of the Supporting Company Stockholders will constitute the Requisite Majority and be sufficient to obtain the Company Preferred Stockholder Approval and Company Stockholder Approval. This Agreement and each Ancillary Document to which the Company is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company, and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(b) At a meeting duly called and held, the Company Board has: (i) determined that this Agreement and the Transactions are advisable and in the best interests of the Company and the Company Stockholders, (ii) approved the Transactions, and (iii) resolved to recommend to the Company Stockholders each of the matters set forth in the Company Stockholder Proposals and Company Preferred Stockholder Proposals.

Section 3.4 Financial Statements; Undisclosed Liabilities.

(a) The Company has made available to SPAC an accurate, true and complete copy of (i) the audited consolidated balance sheets of the Group Companies and the Reciprocal as of December 31, 2019, December 31, 2020 and the related unaudited statements of operations, changes in shareholders’ equity and cash flows of the Group Companies and the Reciprocal for each of the periods then ended (the “Latest Balance Sheet”) and (ii) an unaudited consolidated balance sheet and the related unaudited statements of operations, changes in shareholders’ equity and cash flows of the Group Companies and the Reciprocal for the six (6) month period ended June 30, 2021 (clauses (i) and (ii), collectively, the “Financial Statements”), each of which are attached as Section 3.4(a) of the Company Disclosure Schedules. The Financial Statements (including the notes thereto) of the Company were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and the Financial Statements (including the notes thereto) of the Reciprocal were prepared in accordance with Statutory Accounting Principles applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto). Each of the Financial Statements (including the notes thereto) (A) is based upon and consistent with information contained in the books and records of the Company (which books and records are in turn accurate, correct and complete) and (B) fairly presents in all material respects the financial position, results of operations and cash flows of the Group Companies and the Reciprocal as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes).

(b) Except (i) as set forth on the face of the Latest Balance Sheet, (ii) for Liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law) and (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the Transactions, none of the Group Companies nor the Reciprocal has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

(c) Each of the Group Companies and the Reciprocal have established and maintain systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit
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preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Group Companies’ assets. Each of the Group Companies and the Reciprocal maintain and, for all periods covered by the Financial Statements, have maintained books and records of the Group Companies and the Reciprocal in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the Group Companies and the Reciprocal in all material respects.

(d) Except as set forth in Section 3.4(d) of the Company Disclosure Schedules, since January 1, 2018, neither any of the Group Companies nor the Reciprocal has received any written complaint, or, to the knowledge of the Company, any allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of the Group Companies and/or the Reciprocal, (ii) a “material weakness” in the internal controls over financial reporting of the Group Companies or the Reciprocal or (iii) fraud, whether or not material, that involves management or other employees of the Group Companies or the Reciprocal who have a significant role in the internal controls over financial reporting of the Group Companies and/or the Reciprocal.

Section 3.5 Consents and Requisite Governmental Approvals; No Violations.

(a) No Consent, Permit, approval or authorization of, or designation, declaration or filing with or notification to, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the Transactions, except for (i) applicable requirements of the HSR Act and any other applicable Antitrust Law, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) any other documents or information required pursuant to applicable requirements, if any, of the Federal Securities Laws, (iii) compliance with and filings or notifications required to be filed with state securities regulators pursuant to “blue sky” Laws and state takeover Laws as may be required in connection with this Agreement, the Ancillary Documents or the Transactions, (iv) filing of the Certificate of Merger, (v) the Company Stockholder Approval and the Company Preferred Stockholder Approval, and (vi) approval by the FLOIR of the Florida Change of Control filing, (vii) filing of the TDI Filing and (viii) any other Consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

(b) Subject to the receipt of the Consents, approvals, authorizations and other requirements set forth in Section 3.5(a), neither the execution, delivery or performance by the Company of this Agreement nor the Ancillary Documents to which the Company is or will be a party nor the consummation of the Transactions will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration (with or without notice) under, any of the terms, conditions or provisions of (A) any Contract to which any Group Company is a party or (B) any Material Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which any Group Company or any of their respective properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except, in the case of any of clauses (ii) through (iv) above, as would not individually or in the aggregate, reasonably be expected to be material to the Company.

Section 3.6 Permits.

(a) Each of the Group Companies has all material Permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted (the “Material Permits”). Except as is not and would not reasonably be expected to be material to the Group Companies, taken as a whole, (i) each Material Permit is in full force and effect in accordance with its terms; (ii) each Group Company is, has been, in compliance in all material respects with the terms of the Permits and all applicable Law, (iii) no Group Company has received, any notice or other communication (whether oral or written) from any Governmental Entity or any other Person regarding (A) any material actual, alleged, possible, or potential violation of, or failure on the part of the Company to comply with, any term or requirement of any Material Permit or (B) any material actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Material Permit, (iv) no event has occurred or circumstance exists that (with or without the giving of notice or lapse of time or both) (A) constitutes or could result in, directly or indirectly, a material violation of, or a failure to comply with, any applicable Law or any term or requirement of any Material Permit, or (B) has resulted or could result, directly or indirectly, in the

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revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any Material Permit, and (v) all applications required to have been filed for the renewal of each such Material Permit have been duly filed on a timely basis with the appropriate Governmental Entity, and all other filings required to have been made with respect to each such Material Permit have been duly made on a timely basis with the appropriate Governmental Entity.

(b) Section 3.6(b) of the Company Disclosure Schedules contains a true and complete list of all states in which any Group Company is licensed to engage in the business of insurance or as an insurance producer or agency or insurance adjuster and the lines of authority for which it is licensed in each jurisdiction. The Permits listed on Section 3.6(b) of the Company Disclosure Schedules and the lines of authority will permit the applicable Group Company to act as a licensed insurer or as an insurance agency or insurance adjuster in each jurisdiction where it is licensed for its business following the Closing, except as noted therein. Company has delivered or made available true and complete copies of Permit documentation for each such jurisdiction, including, without limitation, any order of, agreement with or instruction by any Governmental Entity that limits, conditions or otherwise effects any such Permit. No Group Company has engaged in an activity for which an insurance company or insurance agency or insurance adjuster Permit was required in any jurisdiction in which it did not, at the time it engaged in the activity, possess such an insurance company or insurance agency or insurance adjuster Permit.

Section 3.7 Material Contracts; No Defaults.

(a) Section 3.7(a) of the Company Disclosure Schedules sets forth a list of all Contracts (whether written or oral): (i) for the sale of Company services or for the purchase of products or services of at least $200,000 per year or $500,000 in the aggregate, (ii) that purports to limit either the type of business in which a Group Company may engage, the geographic area in which they may engage in business or the ability to sell or purchase from any Person, (iii) containing any indemnification, warranty, support, maintenance, or service that represents a material obligation of a Group Company other than in the ordinary course of business, (iv) under which a Group Company has permitted any material asset to become subject to a Lien (including Permitted Liens) other than in the ordinary course of business, (v) that evidences indebtedness, whether incurred, assumed, guaranteed, or secured by any asset of a Group Company having an outstanding principal amount in excess of $100,000, (vi) involving the acquisition or disposition, directly or indirectly, by merger or otherwise, of assets with an aggregate value in excess of $100,000 (other than data assets acquired in the ordinary course of business), or the shares or Equity Securities of any other Person, (vii) any CBA; (viii) any Contract that is a settlement, conciliation or similar agreement with any Governmental Entity or pursuant to which the Company or a Subsidiary will have any material outstanding obligation after the date of this Agreement, and (ix) any Contract that is for the employment or engagement of any directors, employees or independent contractors at annual compensation in excess of $250,000 other than Contracts that can be terminated by the Company without cost or penalty following sixty (60) days prior written notice, (x) agreement under which it is lessee of or holds or operates any personal property owned by any other party, except for any lease of personal property under which the aggregate annual rental payments do not exceed $10,000, (xi) agreement pursuant to which the Company is granted a lease in, a sublease in, or the right to use or occupy any land or building, (xii) agreement under which it is lessor of or permits any third party to hold or operate any personal property owned or controlled by it, (xiii) all Reinsurance Contracts to which the Insurance Company is a party or under which the Insurance Company is an obligor, beneficiary, or has any rights, including all administrative or servicing agreements or other agreements whereby a Group Company provides services to the Insurance Company for any Reinsurance Contract or reinsures the obligations of the Insurance Company in whole or in part, (xiv) any and all material Contracts for the provision or performance of services relating to the marketing, brokering, solicitation or procurement, servicing, adjusting or administration, underwriting, or pricing of Insurance Contracts or Placed Insurance Contracts, including any confidentiality commitments by the Group Companies in such Contracts, including without limitation all offers, sales, renewals, and cancellations thereof, and Contracts relating to the administration, adjustment, investigation, defense, or payment of any claims under any of Insurance Contracts or Placed Insurance Contracts, in each case, involving either (A) an aggregate consideration in excess of $100,000 or (B) services which if not provided, the Company would not be able to underwrite, adjust or sell Insurance Contracts or Placed Insurance Contracts for a period of forty-eight (48) hours or greater; (xv) all Insurance Carrier Agency Agreements, (xvi) all Contracts between and/or among the Group Companies or (xvii) that are a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) to the Group Companies as a whole (each Contract required to be set forth on Section 3.7(a) of the Company Disclosure Schedules, together with the IP Contracts required to be set forth on Section 3.13(c) of the Company Disclosure Schedules and each of the Contracts entered into after the date of this Agreement that would be required to be set forth on Section 3.7(a) or Section 3.13(c) of the Company Disclosure Schedules if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”).

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(b) Each Material Contract is valid and binding on the applicable Group Company and, to the knowledge of the Company, the counterparty thereto, and is in full force and effect and the applicable Group Company and, to the knowledge of the Company, the counterparties thereto are not in material breach of, or default under, any Material Contract.

(c) All Material Contracts are being performed without any party thereto relying on any force majeure provisions to excuse non-performance or performance delays arising out of the COVID-19 pandemic or COVID-19 Measures.

(d) None of the Group Companies has ever been suspended or disbarred from bidding on Contracts or subcontracts for or with any Governmental Entity (“Government Contracts”) and no suspension or debarment actions have been commenced or, to the knowledge of the Company, threatened against any of the Group Companies or any of such Group Company’s directors, officers or employees. None of the Group Companies has received any notice that they are being audited or investigated by any Governmental Entity with respect to any Government Contracts. Each of the Group Companies has conducted their operations in compliance with the requirements of all applicable Laws and regulations pertaining to all Government Contracts and bids for Government Contracts. The Group Companies do not have in effect, nor are they required to have in effect, and have never had or been required to have in effect, any security clearances in connection with the operation of their business.

Section 3.8 Absence of Changes. During the period beginning on December 31, 2019 and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred, and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the Transactions, (i) the Company has conducted its business in the ordinary course of all business in all material respects and (ii) no Group Company has taken any action that (A) would require the consent of SPAC if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b)(i), Section 5.1(b)(iv), Section 5.1(b)(v), Section 5.1(b)(vi), Section 5.1(b)(vii), Section 5.1(b)(ix) or Section 5.1(b)(x) and (B) is material to the Group Companies, taken as a whole.

Section 3.9 Litigation. There is (and since January 1, 2018 there has been) no Proceeding pending or, to the Company’s knowledge, threatened against or affecting any Group Company or any of their assets, including any condemnation or similar Proceedings that, if adversely decided or resolved, has had or would reasonably be expected to have a Company Material Adverse Effect. None of the Group Companies, nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by a Group Company pending against any other Person. There is no unsatisfied judgment or any open injunction binding upon a Group Company which could have a material effect on the ability of the Company to enter into, perform its respective obligations under this Agreement and consummate the Transactions.

Section 3.10 Compliance with Applicable Law. Each Group Company (a) conducts (and since January 1, 2018, has conducted) its business in accordance, with all Laws and Orders of all Governmental Entities applicable to such Group Company and is not in violation of any such Law or Order and (b) to the knowledge of the Company, has not received any communications from a Governmental Entity that alleges that such Group Company is not in compliance with any such Law or Order, except in each case of clauses (a) and (b), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.11 Employee Plans.

(a) The Company has no knowledge of any material breach of a confidentiality, non-competition and non-solicitation, inventions assignment covenants by any current or former employee, independent contractor or consultant of any of the Group Companies.

(b) Section 3.11(b) of the Company Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plans (including, for each such Employee Benefit Plan, its jurisdiction). With respect to each material Employee Benefit Plan, the Group Companies have provided SPAC with true and complete copies of (as applicable): (i) all current plan documents pursuant to which the plan is maintained, funded and administered (including any trust agreement, Insurance Contract or other funding instrument); (ii) the most recent IRS determination or opinion letter (or, for Employee Benefit Plans maintained for the benefit of employees primarily performing services outside the United States, any similar determination by an applicable Governmental Entity), if applicable; (iii) the most recent

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summary plan description distributed to participations; (iv) the nondiscrimination and compliance testing results and Form 5500s for the three most recent plan years; and (v) all material non-ordinary course communications between the Company and any Governmental Entity sent or received in the last three years.

(c) No Group Company nor any of their ERISA Affiliates has any Liability with respect to or under: (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code; (iii) a “multiple employer plan” within the meaning of Section of 413(c) of the Code or Section 210 of ERISA; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Group Company has any Liabilities to provide any retiree or post-employment health or life insurance or other welfare-type benefits to any Person other than health continuation coverage pursuant to Law for which the recipient pays the full cost of coverage. No Group Company has any Liabilities by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.

(d) Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has timely received a favorable determination or opinion or advisory letter from the Internal Revenue Service. None of the Group Companies has incurred (whether or not assessed) any material penalty or Tax under Section 4980H, 4980B, 4980D, 6721 or 6722 of the Code, and no circumstance exists or event has occurred that could reasonably be expected to result in the imposition of any such penalty or Tax.

(e) There are no pending or, to the Company’s knowledge, threatened claims or Proceedings with respect to any Employee Benefit Plan (other than routine claims for benefits). With respect to each Employee Benefit Plan, all contributions, distributions, reimbursements and premium payments that are due have been timely made, or if not yet due, have been properly accrued in accordance with GAAP. Each Employee Benefit Plan has been established, funded, administered and maintained, in form and in operation, in all material respects in compliance with its terms and applicable Laws.

(f) Except for transaction bonuses to employees and other service providers in an aggregate amount that does not exceed $5,000,000 (the “Agreed Transaction Bonuses”), neither the execution and delivery of this Agreement nor the consummation of the Transactions (whether alone or in combination with any other event(s)) will (i) result in any payment or benefit becoming due to or result in the forgiveness of any Indebtedness of any director, manager, officer, employee, individual independent contractor or other Service Providers of any of the Group Companies (whether current, former or retired) or their beneficiaries under any Employee Benefit Plan, (ii) increase the amount or value of any compensation or benefits payable to any director, manager, officer, employee, individual independent contractor or other Service Providers of any of the Group Companies (whether current, former or retired or their beneficiaries) under any Employee Benefit Plan, (iii) result in the acceleration of the time of payment. funding or vesting, or trigger any payment or funding of any compensation or benefits to any director, manager, officer, employee, individual independent contractor or other Service Providers of any of the Group Companies (whether current, former or retired) or their beneficiaries, or (iv) create or otherwise result in Liability with respect to any Employee Benefit Plan.

(g) No amount that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of Indebtedness) by any director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies under any Employee Benefit Plan or otherwise as a result of the consummation of the Transactions could, separately or in the aggregate, be nondeductible under Section 280G of the Code (determined without regard to any exception set forth in Section 280G(b)(5) of the Code) or subjected to an excise Tax under Section 4999 of the Code.

(h) No Group Company has any current or contingent obligation to make a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 4999 or 409A of the Code.

(i) Each Foreign Benefit Plan that is required to be registered or intended to be Tax exempt or receive favorable tax treatment has been registered (and, where applicable, accepted for registration) and is Tax exempt and has been maintained in good standing, to the extent applicable, with each Governmental Entity. No Foreign Benefit Plan is a gratuity, termination indemnity or “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA) or has any material unfunded or underfunded Liabilities, nor are such unfunded liabilities reasonably expected to arise in connection with the Transactions. All material contributions required to have been made by or on behalf of the

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Group Companies with respect to plans or arrangements maintained or sponsored a Governmental Entity (including severance, termination indemnities or other similar benefits maintained for employees outside of the U.S.) have been timely made or fully accrued.

(j) The Group Companies have not made, and there are no facts that would reasonably be expected to give rise to, any material changes to the Employee Benefit Plans resulting from disruptions caused by the COVID-19 pandemic or COVID-19 Measures, nor are any such changes currently contemplated.

(k) All Company Options have been issued in compliance in all material respects with the Company Equity Plan and all applicable Laws and properly accounted for in all material respects in accordance with applicable accounting standards. Each Employee Benefit Plan that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and administered in all material respects in operational and documentary compliance with, or satisfies the requirements of an applicable exception to, all applicable requirements of, Section 409A of the Code and guidance promulgated thereunder and the terms of such Employee Benefit Plan.

Section 3.12 Environmental Matters. Except as has not had, or would not reasonably be expected to have, a Company Material Adverse Effect:

(a) The Group Companies are, and since January 1, 2018 have been, in compliance with all applicable Environmental Laws.

(b) None of the Group Companies have received any written notice from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation of, or a failure to comply with, any applicable Environmental Laws.

(c) There is no Proceeding pending or, to the Company’s knowledge, threatened in writing against any Group Company pursuant to applicable Environmental Laws or related to any release of Hazardous Substances.

(d) There has been no manufacture, treatment, storage, disposal, arrangement for disposal, transport or handling of, contamination by, or exposure of any Person to, any Hazardous Substances by any Group Company, other than in compliance with Environmental Laws.

(e) There has been no release of any Hazardous Substance by any Group Company on, under or about any Leased Real Property or, to the Company’s knowledge, at any real property formerly owned, leased or used by any Group Company, other than in compliance with Environmental Laws.

(f) The Group Companies have made available to SPAC copies of all material environmental, health and safety reports, including Phase I environmental site assessment reports and Phase II reports, and all material pleadings and documents related to any pending or threatened Proceeding against any Group Company pursuant to any Environmental Law that are in any Group Company’s possession or control relating to the current or former operations, properties or facilities of the Group Companies.

Section 3.13 Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Schedules sets forth a true and complete list of all issued, registered or pending Company Registered Intellectual Property as of the date of this Agreement. The Group Companies solely and exclusively owns the Company Owned Intellectual Property free and clear of all Liens (other than Permitted Liens). As of the date of this Agreement, no issuance or registration obtained and no application filed by the Group Companies for any material Company Registered Intellectual Property has been cancelled, abandoned, allowed to lapse or not renewed. All Company Registered Intellectual Property is subsisting and, to the Company’s knowledge, valid and enforceable. As of the date of this Agreement, there are no Proceedings pending challenging the ownership, validity or enforceability of any Company Registered Intellectual Property, and, to the Company’s knowledge, no such Proceedings are threatened by any Person. No loss or expiration of any material Company Registered Intellectual Property is threatened in writing or is pending (other than patents or other Intellectual Property expiring at the end of their non-renewable statutory terms and not as a result of any act or omission of any Group Company, including failure by any Group Company to pay any required maintenance fees).

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(b) A Group Company exclusively owns (free and clear of all Liens, except Permitted Liens) all right, title and interest in and to, or has a valid and enforceable written license or right to use, all Intellectual Property Rights used or held for use in connection with, or otherwise necessary for the operation of the Group Companies’ business (the “Company Intellectual Property”). Neither the execution, delivery or performance by the Company of this Agreement nor the Ancillary Documents to which the Company is or will be a party nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) result in the loss, termination or impairment of any Group Company’s right to own or use any material Company Intellectual Property.

(c) Section 3.13(c) of the Company Disclosure Schedules sets forth a list of all current Contracts (i) pursuant to which any Group Company licenses, or is otherwise granted a right to use, any material Company Licensed Intellectual Property, other than (A) Off-the-Shelf Software licenses, (B) Public Software licenses, and (C) non-disclosure agreements, (ii) pursuant to which any Group Company is a licensor or otherwise grants to a third party any rights to use any material Intellectual Property Rights (other than Intellectual Property Rights licensed to customers on a non-exclusive basis in the ordinary course of business), (iii) that contemplate development of any material Company Owned Intellectual Property (other than agreements with employees, individual consultants or contractors of any Group Company that do not materially differ from the Group Companies’ form therefor that has been made available to SPAC) (clauses (i)-(iii) collectively, the “IP Contracts”); and (iv) (A) that contain an agreement by any Group Company to provide any Person with access to the source code for any Company Product, or (B) pursuant to which an escrow agent agrees to provide for the source code for any Company Product to be put in escrow.

(d) All Persons including each Group Company’s founders, employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Company Owned Intellectual Property (each such person, a “Creator”) have (i) agreed to maintain the confidentiality of the trade secrets of the applicable Group Companies and (ii) assigned to such Group Company by way of present assignment exclusive ownership of all Intellectual Property Rights authored, invented, created, improved, modified, or developed by such Person on behalf of a Group Company in the course of such Creator’s employment or other engagement with such Group Company. Each Group Company’s employees have expressly waived in writing any and all rights to royalties or other consideration or non-assignable rights in respect of all such Intellectual Property Rights, including an express and irrevocable waiver of the right to receive compensation in connection with “Service Inventions” and an express and irrevocable waiver or agreement not to assert any “moral rights”, in each case, to the extent such rights can be waived under applicable Law. No current or former employee, contractor, or consultant of any of the Group Companies or their predecessors has any right, title, or interest, directly or indirectly, in whole or in part, in any material Company Owned Intellectual Property, other than Permitted Liens.

(e) There are no current or, to the Company’s knowledge, threatened, claims from any Creator for compensation or remuneration for inventions invented, copyright works created or any similar claim.

(f) Each Group Company has taken commercially reasonable steps to safeguard and maintain the secrecy of any material trade secrets (including source code to Company Products) that are Company Owned Intellectual Property and any confidential information owned by any Person to whom any Group Company has a confidentiality obligation. To the Company’s knowledge, there has been no unauthorized access to or disclosure of any material trade secrets that are Company Owned Intellectual Property.

(g) Except as set forth in Section 3.11(g) of the Company Disclosure Schedules, neither the Group Companies nor the conduct of the business of the Group Companies (including the manufacture, importation, use, offer for sale, sale, distribution or other commercial exploitation of the Company Products by the Group Companies) are infringing, diluting, misappropriating, or otherwise violating, and have not in the past three (3) years infringed, diluted, misappropriated or otherwise violated any Intellectual Property Rights or rights of publicity of any other Person in a manner that would reasonably be expected to result in material liability to the Company. There is no Proceeding pending or initiated, nor to the Company’s knowledge has any Proceeding been threatened, in the past three (3) years, alleging that a Group Company has infringed, misappropriated, diluted or otherwise violated any Intellectual Property Rights or rights of publicity of any other Person. In the past three (3) years, no Person has notified any Group Company in writing that any of such Person’s Intellectual Property Rights or rights of publicity are infringed, misappropriated,

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diluted, or otherwise violated by any Group Company or that any Group Company requires a license to any of such Person’s Intellectual Property Rights. To the Company’s knowledge, no Person is infringing, misappropriating, diluting or otherwise violating any Company Owned Intellectual Property in any material respect.

(h) Section 3.13(h) of the Company Disclosure Schedules identifies all of the Company Products. A Group Company possesses all source code and other documentation and materials necessary to compile and operate the Company Products. No Group Company has disclosed or delivered to any escrow agent or any other Person, other than employees or contractors who are subject to written agreement imposing confidentiality obligations, any of the source code that is Company Owned Intellectual Property, and no other Person has the right, contingent or otherwise, to obtain access to or use any such source code. To the Company’s knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) would reasonably be expected to, result in the delivery, license or disclosure of any source code that constitutes Company Owned Intellectual Property to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of a Group Company subject to confidentiality obligations with respect thereto. No Group Company is under any obligation, whether written or otherwise, to develop any Intellectual Property Rights (including any element of any Company Product) for any third party.

(i) No Public Software has been incorporated in, linked to, distributed with, or otherwise used in connection with any Company Owned Intellectual Property, Company Product, or service of any Group Company in a manner that would subject any Company Owned Intellectual Property to any obligations set forth in the license for such Public Software, that (i) require any Company Owned Intellectual Property or any portion thereof to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form and/or for the purpose of making derivative works, for any reason, (ii) grant, or require any Group Company to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company Owned Intellectual Property, (iii) limit in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of any Company Owned Intellectual Property, or (iv) otherwise impose any material limitation, restriction, or condition on the right or ability of any Group Company to use, allow third parties to use, distribute, or enforce any Company Owned Intellectual Property.

(j) There are, and for the past three (3) years have been, no material defects or any Malicious Code in any of the Company Products currently offered by the Group Companies that have resulted in such Company Products not performing substantially in accordance with their user specifications or functionality descriptions in any material respect.

(k) All Software that is Company Owned Intellectual Property (i) conforms in all material respects with all specifications, representations and warranties made to customers and (ii) to the knowledge of the Company does not contain any Malicious Code or material defects or deficiencies.

(l) To the knowledge of the Company, no Person other than the Group Companies possesses a copy, in any form (print, electronic, or otherwise), of any source code for any Software that is Company Owned Intellectual Property and all such source code is in the sole possession of the Group Companies and its designees and has been maintained strictly confidential. No Group Company has any written obligation to afford any Person access to any such source code. The Group Companies are in possession of all documentation and other materials and information reasonably necessary for the use of the Software used in, or currently under development for, the business of the Group Companies.

(m) The Group Companies own, lease, license, or otherwise have the legal right to use all IT Assets. Such IT Assets are sufficient in all material respects for the immediate and reasonably foreseeable needs of the Group Companies’ business as it is currently conducted. The IT Assets operate and perform, in all material respects, as required by the Group Companies, and have not materially malfunctioned or failed during the three (3) years prior to the date hereof. Each Group Company has taken commercially reasonable actions to protect the integrity and security of the IT Assets (and all material information stored or contained therein or transmitted thereby), including by implementing procedures designed to inhibit unauthorized access and the introduction of any Malicious Code. The Group Companies have implemented and maintain multi-factor authentication for external access to the IT Systems (other than public-facing portions of the IT Systems, such as websites) and commercially reasonable security, disaster recovery and business continuity plans and procedures, which have proven effective upon testing in all material respects.

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(n) To the Company’s knowledge, for the three (3) years prior to the date hereof, there has been no actual or alleged data security breach, or unauthorized access to, the IT Assets which resulted in the unauthorized, use, access, deletion, modification, corruption, or encryption of any material information or data contained therein.

(o) No Governmental Entity has any government purpose rights in any Intellectual Property Rights of any Company Product, which could reasonably be expected to diminish the ability of the Group Companies to sell such products to a Governmental Entity or otherwise commercialize such Company Product in any material respect.

Section 3.14 Privacy.

(a) The Group Companies and the conduct of their businesses are in material compliance with, and have been in material compliance with, all Data Security Requirements.

(b) The Company has provided to SPAC true and correct copies of all current material external privacy policies adopted by the Group Companies in connection with their operations and in the past three (3) years have materially complied with such policies. Each Group Company has materially implemented and maintains, and has, to the extent required by Data Security Requirements, required that third parties that process Personal Information for or on behalf of the Group Companies maintain, commercially reasonable organizational, physical, administrative, and technical measures for Personal Information that are intended to protect the integrity, security and operations of such Group Company’s IT Systems (and data therein) against loss, theft, unauthorized access or acquisition, modification, disclosure, corruption, or other misuse of Personal Information.

(c) Since three (3) years prior to the Closing each Group Company has (i) not, in any material respect, violated such Group Company’s applicable, written, public-facing, privacy policies; and (ii) taken commercially reasonable steps to protect and maintain the confidential nature of the Personal Information provided to such Group Company by any party and secure any such Personal Information from loss, theft, unauthorized access, use, modification, disclosure or other misuse.

(d) To the Company’s knowledge, in the past three (3) years prior to the Closing, none of the Group Companies have received any notice of any material claims, investigations (including investigations by a Governmental Entity), or alleged violations of Laws with respect to Personal Information possessed by, for or on behalf of the Group Companies.

Section 3.15 Labor Matters.

(a) None of the Group Companies (A) has any material Liability for any arrears of wages or other compensation (including salaries, wage premiums, commissions, fees or bonuses) to their current or former employees and independent contractors under applicable Law, Contract or Group Company policy, or any fines, Taxes, interest, penalty or other sums for failure to comply with any of the foregoing, or (B) has any material Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company (other than routine payments to be made in the normal course of business and consistent with past practice). No Key Employee is under notice of termination and there are no proposals for such termination. The Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company, except as has not and would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies.

(b) No Group Company is a party to or bound by any CBA, and no employees of any Group Company is represented by any labor organization, labor union, works council or other employee representative, employee delegate, representative or other employee collective group nor is there any duty on the part of any Group Company to give notice, consult, seek the consent of, or bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group in connection with the Transactions.

(c) Since January 1, 2018, the Group Companies have been and are, in compliance in all material respects with all applicable Laws respecting employment, labor, and employment practices, including all Laws respecting terms and conditions of employment, worker, health and safety, wages and hours, immigration, employment discrimination, disability rights or benefits, classification of employees and independent contractors, equal opportunity, plant closures

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and layoffs, affirmative action, workers’ compensation, labor relations, family and medical leave, the payment and withholding of social security and payroll taxes, and any laws, regulations, and guidance related to COVID-19 (collectively, the “Employment Laws”). Except as would not reasonably be expected to result in a Company Material Adverse Effect, (i) all consultants and independent contractors and agents utilized by the Group Companies are properly characterized as, and have always been properly characterized as, independent contractors, (ii) no Group Company has treated a consultant, agent, or independent contractor as an employee of such Group Company nor has any Group Company issued a W-2 with respect to any consultant or independent contractor that provided services for or on behalf of any Group Company, and (iii) no employee, consultant, independent contractor or temporary employee has been misclassified with respect to application of any Employment Laws or other Laws.

(d) Since January 1, 2018, there is no, and there has been no, actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against or affecting any Group Company.

(e) To the Company’s knowledge, since January 1, 2018, there are, and there have been, no actual or threatened organizing activities with respect to any employees of any Group Company.

(f) To the Company’s knowledge, no current or former employee or independent contractor of any Group Company is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation: (i) owed to any Group Company; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the applicable Group Company. To the Company’s knowledge, no Key Employee intends to terminate his or her employment prior to the one (1) year anniversary of the Closing.

(g) Since January 1, 2018, no allegations of sexual or other unlawful harassment or discrimination have been made against any officer, director, employee, contractor or agent of any Group Company in connection with his or her service to the Group Companies that, if known to the public, would be reasonably likely to give rise to material harm to the reputation of the Company or otherwise materially and adversely affect the Group Company, taken as a whole.

(h) The Group Companies have not experienced any material employment-related liability with respect to or arising out of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19.

Section 3.16 Insurance. Section 3.16 of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any Group Company as of the date of this Agreement. Such policies, with respect to their amounts and types of coverage, are adequate to fully insure the Group Companies against any risks to which such companies or their respective assets are exposed in the operation of their business. Except as set forth on Section 3.16 of the Company Disclosure Schedules, all such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, and true and complete copies of all such policies have been made available to SPAC. No Group Company has received any notice of cancellation of any such material insurance policies. To the knowledge of the Company, as of the date of this Agreement, no claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof.

Section 3.17 Tax Matters.

(a) Each Group Company has prepared and filed all income and other material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in substantial compliance with all applicable Laws and Orders, and each Group Company has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return.

(b) Each Group Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, creditors, equity interest holder or other third-party.

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(c) No material deficiencies for Taxes against any of the Group Companies have been claimed, proposed or assessed in writing by any Tax Authority that remain unpaid except for deficiencies which are being contested in good faith and with respect to which adequate reserves have been established. No Group Company is currently the subject of a Tax audit or examination with respect to any Taxes. No Group Company has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed in each case with respect to material Taxes.

(d) No Group Company is party to any agreement (or has otherwise agreed) to extend or waive the time in which any Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect. No Group Company is currently the beneficiary of any extension of time within which to file any Tax Return, other than extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(f) There are no Liens for Taxes on any assets of the Group Companies other than Permitted Liens.

(g) During the two (2)-year period ending on the date of this Agreement, no Group Company was a “distributing corporation” or a “controlled corporation” in a transaction purported or intended to be governed by Section 355 of the Code.

(h) No Group Company (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was a Group Company) or (ii) has any material Liability for the Taxes of any Person (other than a Group Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor or by Contract (other than any Contract entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes).

(i) No written claims have ever been made by any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(j) No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is either (i) included in a Contract entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes or (ii) solely among Group Companies).

(k) No Group Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) installment sale made prior to the Closing Date; (iii) prepaid amount received on or prior to the Closing Date; or (iv) use of an improper method of accounting for a taxable period on or prior to the Closing Date. No Group Company has made an election pursuant to Section 965(h) of the Code.

(l) No Group Company has taken nor agreed to take any action nor is aware of any facts or circumstances that could reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment.

Section 3.18 Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 3.18 of the Company Disclosure Schedules (which fees shall be the sole responsibility of the Company, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Affiliates for which any of the Group Companies has any obligation.

Section 3.19 Real and Personal Property.

(a) Owned Real Property. No Group Company owns any real property.

(b) Leased Real Property. Section 3.19(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property leased, subleased or occupied by any of the Group Companies (the

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“Leased Real Property”) and all Real Property Leases pursuant to which any Group Company is a tenant as of the date of this Agreement. True and complete copies of all such Real Property Leases (including, for the avoidance of doubt, all amendments, extensions, renewals, guaranties and other agreements with respect thereto) have been made available to SPAC. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no material breach or default by any Group Company or, to the Company’s knowledge, any counterparty or third-party under any Real Property Lease, and, to the Company’s knowledge, no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or default or would permit termination of, or a material modification or acceleration thereof by any party to such Real Property Leases. With respect to each of the Real Property Leases: (i) the possession and quiet enjoyment of the Leased Real Property by the applicable Group Company party thereto under such Real Property Lease has not been disturbed, and to the Company’s knowledge, there are no material disputes with respect to such Real Property Lease; (ii) the applicable Group Company party thereto has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; (iii) the applicable Group Company party thereto has not collaterally assigned or granted any other security interest in such Real Property Lease or any interest therein. The Leased Real Property comprises all of the real property used in, or otherwise related to, the business of the Group Companies; and (iv) the transactions contemplated hereby do not require the consent of any other party to such Real Property Lease.

Section 3.20 Transactions with Affiliates. Section 3.20 of the Company Disclosure Schedules sets forth all Contracts (a) between any Group Company, on the one hand, and any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of any Group Company or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (a), a “Company Related Party”), and (b) the Company Investor Agreements, in each case other than (i) Contracts with respect to a Company Related Party’s employment or other similar engagement with (including benefit plans and other ordinary course compensation from) any of the Group Companies entered into in the ordinary course of business, (ii) Contracts with respect to a Company Stockholder’s or a holder of Company Equity Awards’ status as a holder of Equity Securities of the Company and (iii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b). All material transactions since the incorporation of the Company between the Company and interested parties that require approvals pursuant to the Governing Documents of the Company have been duly approved. To the Company’s knowledge, no officer or director of any Group Company: (i) has any direct or indirect financial interest in, or is an officer, director, manager, employee or consultant of, (A) any competitor, supplier, licensor, distributor, lessor, independent contractor or customer of any Group Company or (B) any other entity in any business arrangement or relationship with any Group Company; provided, however, that the ownership of securities listed on any national securities exchange representing less than 5% of the outstanding voting power of any Person shall not be deemed to be a “financial interest” in any such Person; (ii) has any interest in any property, asset or right used by the Group Company for the business; (iii) has outstanding any Indebtedness owed to any Group Company; or (iv) has received any funds from the Group Company since the date of the Latest Balance Sheet, except for employment-related compensation received in the ordinary course of business.

Section 3.21 Compliance with International Trade & Anti-Corruption Laws.

(a) Since January 1, 2018, and except where the failure to be, or to have been, in compliance with such Laws has not been or would not, individually or in the aggregate, reasonably be expected to be material to the Company taken as a whole, neither the Group Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any comprehensive Sanctions and Export Control Laws (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine); (iii) an entity 50-percent or more owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii).

(b) Neither the Group Companies, their directors or officers, nor, to the Company’s knowledge, any of their employees, agents, or any other Persons acting for or on behalf of any of the Group Companies has, directly or

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knowingly indirectly (i) made, offered, promised, authorized, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made, offered, promised, authorized or paid any unlawful contributions to a domestic or foreign political party or candidate or (iii) otherwise made, offered, promised, authorized, paid or received any improper payment in violation of any Anti-Corruption Laws. The Group Companies have implemented and maintained policies and procedures reasonably designed to promote compliance with Anti-Corruption Laws.

(c) To the knowledge of the Company, there is no current investigation, allegation, request for information, or other inquiry by any Governmental Entity regarding the actual or possible violation of the Anti-Corruption Laws by any Group Company and since January 1, 2018, no Group Company has received any written notice that there is any investigation, allegation, request for information, or other inquiry by any Governmental Entity regarding an actual or possible violation of the Anti-Corruption Laws.

Section 3.22 Insurance Company. Other than the Insurance Company, no Group Company is engaging, nor at any time has been engaged, in the business of insurance as a risk-bearing entity in any jurisdiction. The Insurance Company is not commercially domiciled in any jurisdiction or otherwise treated as domiciled in a jurisdiction other than that of its incorporation.

Section 3.23 Statutory Statements.

(a) Except for any failure to file or submit the same that has been cured or resolved to the satisfaction of the applicable insurance regulator, since December 31, 2018, the Insurance Company has filed or submitted all annual and quarterly statutory financial statements, together with all exhibits, interrogatories, notes, schedules, actuarial opinions, affirmations and certifications, in each case, required by applicable insurance law to be filed with or submitted to the appropriate insurance regulator of each jurisdiction in which it is licensed, authorized or otherwise eligible with respect to the conduct of the business of insurance (collectively, the “Statutory Statements”), except for such failures to file all exhibits, interrogatories, notes, schedules, actuarial opinions, affirmations and certificates that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(b) The Company has made available to SPAC, to the extent permitted by applicable Law and to the extent required to be filed with the applicable insurance regulator on or prior to the date of this Agreement, copies of all material Statutory Statements of the Insurance Company as of December 31, 2019 and December 31, 2020, for the annual periods then ended, each in the form filed with the applicable insurance regulator. The financial statements included in the Statutory Statements of the Insurance Company as of December 31, 2019 and December 31, 2020, for the annual periods then ended, were prepared in accordance with Applicable SAP applied on a consistent basis for the applicable period and fairly present in all material respects the statutory financial position of the Insurance Company as of the respective dates thereof and the results of operations and changes in capital and surplus and cash flow (or shareholders’ equity, as applicable) of the Insurance Company for the respective periods then ended. Each Statutory Statement complied in all material respects with all applicable insurance laws when filed or submitted and no material violation or deficiency has been asserted in writing by any insurance regulator with respect to any of such Statutory Statements that has not been cured or otherwise resolved to the satisfaction of such insurance regulator. Each Statutory Statement contains allowances for reserves determined in accordance with applicable statutory and actuarial standards.

Section 3.24 Investments.

(a) Section 3.24(a) of the Company Disclosure Schedules sets forth a true and correct list of all bonds, stocks, mortgages and other investment securities of any type owned by the Insurance Company as of December 31, 2020, accurate and complete in all material respects (collectively, the “Scheduled Investments”). The Insurance Company has, as of the date of this Agreement, good and marketable title to each of the Scheduled Investments.

(b) None of the Scheduled Investments is currently in default in the payment of principal or interest, and, to the knowledge of Company, no event has occurred which reasonably would be expected to result in a diminution of the value of any non-publicly traded security that is a Scheduled Investments.

(c) There are no Liens on any of the Scheduled Investments, except for Liens which do not materially detract from the value of the Scheduled Investments subject thereto.

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(d) Neither any Group Company nor the Reciprocal has taken, or omitted to take, any action which would result in the Insurance Company being unable to enforce the terms of any Scheduled Investment or which would cause any Scheduled Investment to be subject to any valid offset, defense or counterclaim against the right of the Company to enforce the terms of such Scheduled Investment.

(e) To the knowledge of the Company, as of the date of this Agreement, none of the Scheduled Investments is subject to any capital calls or similar liabilities, or any restrictions or suspensions on redemptions, lock-ups, “gates,” “side-pockets,” stepped-up fee provisions or other penalties or restrictions relating to withdrawals or redemptions, except as would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) To the knowledge of the Company, the Scheduled Investments held by the Insurance Company comply with all investment restrictions under applicable Laws, except where such non-compliance would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

Section 3.25 Reserves. The loss (including incurred but not reported loss), loss adjustment expense and unearned premium reserves of the Insurance Company contained in the Statutory Statements (a) were, except as otherwise noted in the applicable Statutory Statement, determined in all material respects in accordance with generally accepted actuarial standards consistently applied as in effect at such time and Applicable SAP and (b) satisfied the requirements of Applicable SAP and all applicable Law in all material respects, except as otherwise noted in such Statutory Statements and the notes thereto included in such statutory statements. The Company has made available to SPAC a true and correct copy of all material actuarial analyses of the Company and its Subsidiaries that were prepared since January 1, 2019 by third-party actuaries (or the Company’s internal actuaries if such actuarial analyses were shared with any Governmental Entities) and are available as of the date of this Agreement. Any information and data furnished by the Company, any of its Subsidiaries or the Reciprocal to actuaries, independent or otherwise, in connection with the preparation of such actuarial analyses were derived, in all material respects, from the books and records of the Company, its Subsidiaries and the Reciprocal. Each such actuarial analysis was based upon, in all material respects, a complete and accurate inventory of the Company insurance policies in force at the relevant time of preparation and was prepared in all material respects in conformity with generally accepted actuarial principles in effect at such time, consistently applied (except as may be noted therein).

Section 3.26 Insurance Contracts. To the Company’s knowledge:

(a) Since June 24, 2019, (i) all benefits paid, payable or credited to any Person under any Insurance Contract have in all material respects been paid or credited in accordance with applicable Law and the terms of the Insurance Contracts under which they arose, and such payments or credits were not materially delinquent and were paid or credited (or will be paid or credited) without material fines or penalties (excluding interest), except for such benefits for which the Company believes there is a basis to contest payment.

(b) Since June 24, 2019, all Insurance Contracts have been in all material respects administered and serviced in accordance with applicable Law and the terms of such Insurance Contracts.

(c) All Insurance Contract forms and rates in use by the Insurance Company and all endorsements, applications and certificates pertaining thereto, as well as all underwriting guidelines and manuals, as and where required by applicable Laws, have been either filed and approved or filed and non-disapproved within the period provided under applicable Laws for such non-disapproval by all applicable Governmental Entities and such Insurance Contract forms and rates and underwriting guidelines and manuals conform in all material respects to the requirements of such applicable Laws.

(d) There are no material unpaid claims or assessments made, pending or threatened in writing against the Insurance Company by any state insurance guaranty associations or similar organizations in connection with such association’s insurance guaranty fund. All material claims or assessments made against the Company or any Insurance Company by the state insurance guaranty associations or similar organizations in connection with such association’s insurance guaranty fund have been timely paid when due.

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(e) The Insurance Company has not received any written notice of any retained asset account, unclaimed property or escheat audit or investigation from any Governmental Entity or other third party. The Insurance Company is, and since June 24, 2019 has been, in compliance in all material respects with all such policies, procedures and guidelines and any applicable Laws related thereto.

Section 3.27 Reinsurance.

(a) Each currently in-force reinsurance treaty, contract or agreement to which the Insurance Company is a party and has any existing rights or obligations, including any binding letters of intent, binders, or interests & liabilities agreements (a “Reinsurance Contract”) is a legal, valid and binding obligation of the Insurance Company and, to the knowledge of the Company, as of the date hereof, each other party to such Reinsurance Contract. Each such Reinsurance Contract is enforceable against the Insurance Company and, to the Company’s knowledge, as of the date hereof, each other party to such Reinsurance Contract in accordance with its terms (subject in each case to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation or similar Laws now or hereafter in effect relating to or affecting creditors’ rights and remedies generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether enforcement is sought in a Proceeding in equity or at law)) and is in full force and effect. As of the date hereof, neither the Insurance Company nor or any of its Affiliates has received written notice of termination, cancellation or repudiation of any Reinsurance Contract. The Insurance Company is not, nor to the Company’s knowledge, as of the date hereof, is any other party to a Reinsurance Contract, in material default or material breach of, or has failed to perform any material obligation under, a Reinsurance Contract and, to the Company’s knowledge, as of the date hereof, there does not exist any event, condition or omission that would constitute such a material default or material breach (whether by lapse of time or notice or both).

(b) Since December 31, 2018, the Insurance Company has not received written notice from any reinsurer party to a Reinsurance Contract that any material amount of reinsurance ceded by the Insurance Company will be uncollectible or otherwise defaulted upon or that there is a material dispute with respect to any amounts recoverable or payable by the Insurance Company pursuant to such Reinsurance Contract, and, to the Company’s knowledge, no such reinsurer is in material default or has otherwise failed to pay any material amount under such Reinsurance Contract when due.

(c) There are no pending, or to the Company’s knowledge, threatened in writing Proceedings with respect to any Reinsurance Contract.

(d) To the Company’s knowledge, all material amounts due or coming due in the future under each Reinsurance Contract are collectible in accordance with the terms of each Reinsurance Contract.

(e) To the Company’s knowledge, the Insurance Company is entitled to take full credit in its Statutory Statements pursuant to applicable Laws for all reinsurance and coinsurance ceded pursuant to any Reinsurance Contract to which the Insurance Company is party.

(f) With respect to reinsurance coverage for the Insurance Company beginning on or after June 1, 2021: (i) the Insurance Company has obtained fully executed binding letters of intent for coverage consistent with the reinsurance summary document; and (ii) there are no facts or circumstances that would result in the termination of such coverage prior to the completion of the final documentation related thereto.

Section 3.28 Risk-Based Capital. The Company has made available to SPAC complete and correct copies of all material analyses and prior reports submitted by the Insurance Company to any insurance regulatory authority since December 31, 2018 relating to its risk-based capital calculations. Such risk-based capital calculations were made in accordance in all material respects with applicable Law at the time such filings were submitted to the applicable insurance regulatory authority.

Section 3.29 Claims Adjusting.

(a) Except as required by applicable Law, (i) all insurance claims paid by the Insurance Company have in all material respects been paid in accordance with the terms of the Insurance Contract under which they arose, except for such claims for which the Company has reasonable belief there was a reasonable basis to contest payment and (ii) each insurance claim received by the Insurance Company has been handled in all material respects in accordance with all applicable insurance claims settlement practices Laws, including applicable licensure of all Persons adjusting such claims.

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(b) Except as set forth in Section 3.29(b) of the Company Disclosure Schedules, neither the Group Companies nor the Reciprocal has adjusted or otherwise administered any insurance claims on behalf of any Insurance Carrier. Each insurance claim adjusted by either a Group Company or the Reciprocal on behalf of an Insurance Carrier has been handled in all material respects in accordance with all applicable insurance claims settlement practices Laws, including applicable licensure of all Persons adjusting such claims.

Section 3.30 Third Party Producers. Neither any of the Group Companies nor the Reciprocal has ever engaged any unaffiliated insurance agent, underwriter, wholesaler, broker, distributor or other producer (other than Company Producers) to write, sell or produce any Insurance Contracts.

Section 3.31 Company Producers. To the Company’s knowledge:

(a) each insurance agent, marketer, underwriter, wholesaler, broker, distributor, surplus lines agent or other producer that is a Subsidiary of the Company, and each individual employed or contracted as an agent, broker, surplus lines agent or other producer by such Subsidiary (each such Subsidiary or individual, a “Company Producer”) that wrote, sold, produced or marketed any Insurance Contracts or Placed Insurance Contracts for the Company or any of its Subsidiaries or any Insurance Carrier, at the time such Company Producer wrote, sold, produced or marketed such Insurance Contracts or Placed Insurance Contracts, was duly licensed and appointed as required by applicable insurance Law (for the type of business written, sold, produced or marketed on behalf of the Company, any Subsidiary or the Reciprocal), except for such failures to be so licensed which have been cured, which have been resolved or settled through agreements with applicable Governmental Entities, which are barred by an applicable statute of limitations or which, individually or in the aggregate, would not reasonably to be material to the Company, its Subsidiaries or the Reciprocal (taken as a whole);

(b) no Company Producer is in violation of any insurance Law applicable to the writing, sale, production or marketing of the Insurance Contracts or Placed Insurance Contracts for the Company or any of its Subsidiaries, including (i) all applicable Laws relating to the disclosure of the nature of insurance products as policies of insurance, (ii) all applicable Laws relating to insurance product projections and illustrations, (iii) all applicable prohibitions on the use of unfair methods of competition and deceptive acts or practices relating to the advertising, sales and marketing of insurance or annuities and (iv) all applicable disclosure and other requirements with respect to any variation in premiums or other charges resulting from the time at which such premiums or charges are paid, except for such violations which have been cured, which have been resolved or settled through agreements with applicable Governmental Entities, which are barred by an applicable statute of limitations or which, individually or in the aggregate, would not reasonably be expected to be material to the Company, its Subsidiaries or the Reciprocal (taken as a whole); and

(c) there are no suits, actions, Proceedings or arbitrations pending or, to the knowledge of the Company, threatened in writing against the Company, any of its Subsidiaries and/or the Reciprocal with respect to the sale or marketing of any Insurance Contracts or Placed Insurance Contracts, except for such claims or complaints as, individually or in the aggregate, would not reasonably be expected to be material to the Company, its Subsidiaries or the Reciprocal (taken as a whole).

(d) no Company Producer has had (i) any insurance agent, broker or producer license placed in a probation status or suspended, revoked or non-renewed; or (ii) received any written cease and desist or show cause order from, or entered into any order with, any Government Entity having jurisdiction over the Company Producer or Insurance Contracts or Placed Insurance Contract been the subject of any administrative hearing or other Action brought by any such Government Authority.

Section 3.32 Additional Insurance Agency Matters.

(a) Neither any of the Group Companies nor the Reciprocal transacts the business of insurance through any Person other than the Company Producers.

(b) The manner in which the Group Companies and each Insurance Carrier compensates each Company Producer for its sale of insurance policies is in compliance with applicable Laws in all material respects. There are no facts or circumstances that might require, nor has any Insurance Carrier or Insurance Company requested, any reversal, clawback, return or disgorgement of any commissions (including contingent commissions), fees or other compensation

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previously paid to or accrued as revenue by a Group Company or the Reciprocal pursuant to any Insurance Carrier Agency Agreement, except in the normal course of business. Neither any of the Group Companies nor the Reciprocal has paid any commission or customer lead or referral fee to any Person that was required to be licensed as an insurance and/or discount plan agent or broker, and did not hold such license when such Group Company made such payment or paid any customer lead or referral fee in excess of a nominal customer lead or referral fee or the applicable maximum fixed dollar amount as may be set under applicable Law.

(c) No Insurance Company Agency Agreement would be considered an MGA Contract or otherwise be required to contain provisions applicable to managing general agent contracts under any MGA Law, nor is any Company Producer required to be licensed pursuant to any MGA Law.

(d) Neither any of the Group Companies nor the Reciprocal has any Service Providers in violation of 18 U.S.C.A. § 1033.

(e) All applications and sales of Insurance Contracts and Placed Insurance Contract by each Company Producer are submitted to the applicable Insurance Carrier or Insurance Company pursuant to the Insurance Carrier Agency Agreements under the name of the Company Producer which sold, solicited or negotiated the Insurance Contract or Placed Insurance Contract. The Group Companies do not engage in the practice of submitting Insurance Contract or Placed Insurance Contract applications and sales under the name, license number or appointment of an individual or entity that was not directly involved in the sale or solicitation of such policy.

(f) Each Group Company that is a Company Producer has the sole and exclusive rights to the ownership of all the Accounts and all Records related to such Accounts. No third party has any ownership right or interest (vested or unvested) in any such Records and Accounts in connection therewith. No Service Provider has any rights to receive any direct commissions or other compensation from any Insurance Carrier or Insurance Company under any Insurance Carrier Agency Agreement.

(g) Set forth in Section 3.32(g) of the Company Disclosure Schedules is a list of each designated responsible insurance producer for the applicable Group Companies and/or the Reciprocal. Each Group Company that sells, solicits or negotiates Insurance Contracts or Placed Insurance Contracts, has designated, and currently designates, a designated responsible insurance producer with the applicable insurance Governmental Entity where it holds or has held an applicable license to engaged in such activity, and such individual is an officer of the applicable Group Company. Each individual of a Group Company and/or the Reciprocal who serves or has served as the designated responsible insurance producer for such Group Company and/or the Reciprocal, as applicable, holds or held all insurance agent, broker or producer licenses necessary for serving as such designated responsible insurance producer.

(h) Neither any of the Group Companies nor the Reciprocal pays or has paid, receives or has received, any fees or other compensation from any Person for such Person providing potential insurance or customers to such Group Company or the Reciprocal, as applicable, or any Group Company or the Reciprocal providing potential insurance and/or discount plan customers to such Person in violation of any applicable Law. Neither any of the Group Companies nor the Reciprocal is party to any Contract or arrangement whereby any part of any commission, fee or other remuneration payable to such Group Company or the Reciprocal is shared by such Group Company or the Reciprocal, as applicable, with any third party.

(i) Each Group Company that is a Company Producer maintains insurance premium trust accounts in accordance with all applicable Laws and the Insurance Carrier Agency Agreements to which such Group Company is a party and has deposited therein, when required, all insurance premiums collected or received by such Group Company. To the knowledge of the Company, no funds deposited into such insurance premium trust account have ever been (i) withdrawn therefrom for any use other than as permitted under the Insurance Carrier Agency Agreements and applicable Law or (ii) co-mingled with the general operating funds or other non-premium funds of a Group Company.

(j) Each Group Company that is a Company Producer has disclosed to its customers the sources of its compensation, commission rates, its role in the sale of an Insurance Contract or Placed Insurance Contract, the ability for the customer to request further information, any fees received with respect to premium finance arrangements and other information regarding its compensation structure with respect to any Insurance Contract or Placed Insurance Contract sold to a customer as may be required under applicable Law.

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(k) Section 3.32(k) of the Company Disclosure Schedules sets forth a true, correct and complete list of each fictitious name, tradename or doing business as name used by each Group Company that is a Company Producer in any jurisdiction (each, a “Agency Tradename”). Each such Group Company has received the required approval of the insurance Governmental Entity in each jurisdiction where such Group Company holds an insurance agency license to use each applicable Agency Tradename in the business conducted by such Group Company.

(l) Each Group Company that is a Company Producer has obtained all foreign qualifications with the appropriate state agency of each jurisdiction where a Person has been issued an Insurance Contract or Placed Insurance Contract through such Group Company.

(m) All acceptance of electronic signatures and delivery of documentation by a Group Company to any third party was and is in compliance with the Uniform Electronic Transaction Act (to the extent adopted by the applicable jurisdictions) and the Electronic Signatures in Global and National Commerce Act, as well as any other requirements under applicable Law relating to obtaining consent from parties for the delivery of documentation and provision of signatures by electronic means.

(n) No Group Company that is a Company Producer has charged any insurance customer any policy fee, administration fee or any other fee in connection with the placement of an Insurance Contract or Placed Insurance Contract where such fee is not specified in the Insurance Contract or Placed Insurance Contract unless the charging of such fee complied with and was permissible under applicable Law and, where applicable, the Group Company (i) obtained a written consent from the customer to charge the customer such fee and (ii) confirmed that such consent contained disclosures and information about the fee as may be required under applicable Law.

(o) The Group Companies and the Reciprocal have not employed and do not employ or contract with any individuals who engage in any activities that required or now require insurance producer, agent or broker licenses (as applicable) in any U.S. jurisdiction (irrespective of whether such individuals are physically located in the United States) unless such individuals hold individual producer, agent or broker licenses, as applicable (each, an “Unlicensed Person”). No Unlicensed Person receives any compensation through commissions or other incentives tied to the placement (or likelihood of placement) of an Insurance Contract or Placed Insurance Contract.

(p) No Insurance Agency Carrier Agreement contains any exclusivity provisions whereby a Group Company or the Reciprocal is prohibited from placing an Insurance Contract or Placed Insurance Contract with other insurance carriers for any reason.

(q) The Insurance Company and each Group Company that is a Company Producer has been in compliance with all applicable GLBA Privacy Laws.

Section 3.33 Regulatory Examinations. The Company has made available to SPAC true and complete copies of all final reports or findings (or drafts of such reports or findings if the final report or findings are not yet available) from any audits, examinations or investigations (including the reports or findings from any financial, market conduct and similar examinations) performed with respect to any of the Company or any of the Company’s Subsidiaries by or on behalf of any Governmental Entity since December 31, 2018 (the “Examination Reports”), together with all material correspondence or material responses relating thereto. All material deficiencies or violations that have been asserted by or on behalf of any Governmental Entity prior to the date of this Agreement in any such Examination Report have been remediated or, if not remediated, the Company has, or has caused the Company’s Subsidiaries, as applicable, to have, a plan to remediate such deficiencies or violations prior to the date of this Agreement to the satisfaction of the Governmental Entity that noted such deficiencies or violations. Except as set forth on Section 3.33 of the Company Disclosure Schedules, since December 31, 2018, no material fine or penalty has been imposed on the Company, any of the Company’s Subsidiaries or the Reciprocal by any Governmental Entity.

Section 3.34 Regulatory Filings.

(a) Company has made available for inspection true and complete copies of all statements made pursuant to the insurance holding company Laws of any jurisdiction, including amendments thereto, filings or submissions made by any Group Company or the Reciprocal since December 31, 2018 with any insurance regulatory authority, including

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registration statements and any risk management report or own risk and solvency assessment or summary thereof. Each of the Group Company and the Reciprocal has filed all reports, registrations, filings and submissions required to be filed with any insurance regulatory authority since December 31, 2018. All such reports, registrations, filings and submissions were in material compliance with applicable Law when filed or as amended or supplemented. No material deficiencies have been asserted by any insurance regulatory authority with respect to any such filings that have not been satisfied.

(b) Except as set forth on Section 3.34(b) of the Company Disclosure Schedules, all name changes, address changes, changes in directors or officers, and administrative actions involving a Group Company or the Reciprocal have been reported to the applicable Governmental Entities as required under applicable Law and in accordance with the applicable timeframes established thereof.

Section 3.35 Agreements with Insurance Regulators.

(a) Except as set forth on Section 3.35(a) of the Company Disclosure Schedules or as otherwise required by applicable insurance Laws, there is no (i) written agreement, memorandum of understanding, commitment letter or similar undertaking with any insurance regulator that is binding on the Company, any of its Subsidiaries or the Reciprocal or (ii) order or directive by, supervisory letter (other than those provided on an industry or sector-wide basis) or cease-and-desist order from, any insurance regulator that is binding on the Company, any of its Subsidiaries or the Reciprocal.

(b) Except as required by insurance Laws generally applicable to similarly situated companies, neither the Company nor any of its Subsidiaries or the Reciprocal have adopted any board resolution at the request of any insurance regulator, in the case of each of clauses (i) and (ii) of subsection (a), above, that (i) limits in any material respect the ability of the Reciprocal or any Subsidiary of the Company to conduct its business, (ii) requires the divestiture of any material investment of the Reciprocal or any Subsidiary of the Company, (iii) limits in any material respect the ability of the Reciprocal or any Subsidiary of the Company to pay dividends or (iv) requires any material investment of the Reciprocal or any Subsidiary of the Company to be treated as a non-admitted asset (or the local equivalent).

(c) Neither any of the Group Companies nor the Reciprocal is the subject of any supervision, conservation, rehabilitation, liquidation, receivership, insolvency or other similar proceeding or pending or threatened regulatory proceedings.

Section 3.36 Insurance Cybersecurity. Each of the Group Companies and the Reciprocal are in compliance in all material respects with the applicable provisions of the Insurance Cybersecurity Laws that are in effect as of the date of this Agreement.

Section 3.37 Information Supplied. None of the information relating to the Group Companies supplied or to be supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the SPAC Stockholders or at the time of the SPAC Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.38 Investigation; No Other Representations.

(a) The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, SPAC and (ii) it has been furnished with or given access to such documents and information about SPAC and its businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the Transactions.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied on its own investigation and analysis and the representations and warranties expressly set forth in Article IV and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of SPAC,

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any SPAC Non-Party Affiliate or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article IV and in the Ancillary Documents to which it is or will be a party, none of SPAC, any SPAC Non-Party Affiliate nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the Transactions.

Section 3.39 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO SPAC OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE III OR THE ANCILLARY DOCUMENTS, NONE OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE GROUP COMPANIES THAT HAVE BEEN MADE AVAILABLE TO SPAC OR MERGER SUB OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE GROUP COMPANIES BY THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY SPAC, MERGER SUB OR ANY SPAC OR MERGER SUB NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY ANY GROUP COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY SPAC, MERGER SUB OR ANY SPAC OR MERGER SUB NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES RELATING TO SPAC AND MERGER SUB

Subject to Section 8.8, except as set forth in the SPAC Disclosure Schedules, or except as set forth in any SPAC SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), SPAC and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1 Organization and Qualification. Each of SPAC and Merger Sub is duly incorporated and is validly existing as a corporation in good standing under the Laws of Delaware. The copies of the Governing Documents of SPAC and Merger Sub previously delivered by SPAC to the Company are true, correct and complete and are in effect as of the date of this Agreement. Each of SPAC and Merger Sub is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its Governing Documents. Other than Merger Sub, SPAC has no other Subsidiaries or any equity or other interests in any other Person.

Section 4.2 Authority.

(a) Each of SPAC and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions. Subject to the receipt of the SPAC Stockholder Approval, the execution and delivery of this Agreement, the Ancillary Documents to which each of SPAC or Merger Sub is or will be a party and the consummation of the Transactions have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of SPAC or Merger Sub, as applicable, and no other corporate or equivalent proceeding on the part

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of SPAC or Merger Sub is necessary to authorize this Agreement or such Ancillary Documents or SPAC’s or Merger Sub’s performance hereunder or thereunder. This Agreement has been and each Ancillary Document to which each of SPAC or Merger Sub, as applicable, is or will be a party will be, upon execution and delivery thereof, duly and validly executed and delivered by SPAC or Merger Sub, as applicable, and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of SPAC or Merger Sub, as applicable (assuming this Agreement has been and the Ancillary Documents to which SPAC or Merger Sub is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against SPAC or Merger Sub, as applicable, in accordance with their terms (subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(b) The SPAC Stockholder Approval is the only vote of any of SPAC’s capital stock necessary in connection with the entry into this Agreement and the consummation of the Transactions, including the Closing, by SPAC.

(c) The Sponsor holds sufficient Sponsor Shares, and has the authority, to waive application of Section 4.3(b)(ii) of the SPAC Existing Certificate of Incorporation in the manner and on the terms contemplated by the Sponsor Letter Agreement (and without the need for the consent or waiver of any other Person to be solicited or obtained).

(d) At a meeting duly called and held, each of the board of directors of Merger Sub and the SPAC Board has unanimously: (i) determined that this Agreement and the Transactions are fair and in the best interests of SPAC and the SPAC Stockholders, as applicable, (ii) determined that the fair market value of the Company is equal to at least eighty percent (80%) of the amount held in the Trust Account (less any deferred underwriting commissions and Taxes payable on interest earned) as of the date hereof, (iii) approved the Transactions as a business combination and (iv) resolved to recommend to SPAC and the shareholders of SPAC, as applicable, approval of each of the matters requiring approval of SPAC or SPAC Stockholder Approval, as applicable.

Section 4.3 Consents and Requisite Governmental Approvals; No Violations.

(a) No Consent, Permit, approval or authorization of, or designation, declaration or filing with or notification to, any Governmental Entity is required on the part of SPAC or Merger Sub with respect to SPAC’s or Merger Sub’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the Transactions, except for (i) applicable requirements of the HSR Act and any other applicable Antitrust Law, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC, (B) any other documents or information required pursuant to applicable requirements, if any, of the Federal Securities Laws, and (C) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the Transactions, (iii) compliance with and filings or notifications required to be filed with state securities regulators pursuant to “blue sky” Laws and state takeover Laws as may be required in connection with this Agreement, the Ancillary Documents, or the Transactions, (iv) filing of the Certificate of Merger, (v) approval by the FLOIR of the Florida Change of Control Filing, (vi) filing of the TDI Filing or (vii) the SPAC Stockholder Approval.

(b) Subject to the receipt of the Consents, approvals, authorizations and other requirements set forth in Section 4.3(a), neither the execution, delivery or performance by each of SPAC and Merger Sub of this Agreement nor the Ancillary Documents to which SPAC or Merger Sub, as applicable, is or will be a party nor the consummation by either SPAC or Merger Sub, as applicable, of the Transactions will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of SPAC or Merger Sub, as applicable, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration (with or without notice) under, any of the terms, conditions or provisions of any Contract to which SPAC or Merger Sub, as applicable, is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which SPAC, Merger Sub or any of their respective properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of SPAC or Merger Sub, except, in the case of any of clauses (ii) through (iv) above, as would not have a material adverse effect on the business, results of operations or financial condition of SPAC or Merger Sub, as applicable, or prevent, materially delay or materially impair the ability of SPAC or Merger Sub, as applicable, to consummate the Transactions.

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Section 4.4 Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the SPAC Disclosure Schedules (which fees shall be the sole responsibility of SPAC, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of SPAC or Merger Sub for which SPAC, Merger Sub or any of their Affiliates, including Sponsor, has any obligation.

Section 4.5 Information Supplied. None of the information supplied or to be supplied by or on behalf of SPAC or Merger Sub, as applicable, expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the SPAC Stockholders or at the time of the SPAC Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6 Capitalization of SPAC.

(a) Section 4.6(a) of the SPAC Disclosure Schedules sets forth a true and complete statement as of the date of this Agreement of the number and class or series (as applicable) of the issued and outstanding SPAC Shares, Sponsor Shares, SPAC Warrants. All outstanding Equity Securities of SPAC have been duly authorized and validly issued and are fully paid and non-assessable. The issuance of Post-Closing SPAC Shares upon the exercise or conversion, as applicable, of Equity Securities that are derivative securities, will, upon exercise or conversion in accordance with the terms of such Equity Securities against payment therefor, be duly authorized, validly issued, fully paid, and non-assessable. Except as set forth in Section 4.6(a) of the SPAC Disclosure Schedules, such Equity Securities (i) were not issued in violation of the Governing Documents of SPAC or any applicable Law and (ii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of SPAC) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person. Except for the SPAC Shares, Sponsor Shares and SPAC Warrants set forth on Section 4.6(a) of the SPAC Disclosure Schedules (subject to any SPAC Stockholder Redemptions), immediately prior to Closing, there shall be no other outstanding Equity Securities of SPAC.

(b) Except as disclosed in the SPAC SEC Reports, in Section 4.6(a) of the SPAC Disclosure Schedules, as expressly contemplated by this Agreement, the Ancillary Documents or the Transactions or as otherwise mutually agreed to by the Company and SPAC, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require SPAC, and, except as expressly contemplated by this Agreement, the Ancillary Documents or the Transactions or as otherwise mutually agreed in writing by the Company and SPAC, there is no obligation of SPAC, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of SPAC. Except as disclosed in the SPAC SEC Reports or SPAC’s Governing Documents, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any securities or Equity Securities of SPAC. Except as disclosed in the SPAC SEC Reports or in Section 4.6(a) of the SPAC Disclosure Schedules, there are no outstanding bonds, debentures, notes or other Indebtedness of SPAC having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which SPAC Stockholders may vote. Except for the Sponsor Letter Agreement, the Lockup Agreement, the Registration Rights Agreement or as otherwise disclosed in the SPAC SEC Reports or in Section 4.6(a) of the SPAC Disclosure Schedules, SPAC is not a party to any stockholders agreement, voting agreement or registration rights agreement relating to SPAC Shares or any other Equity Securities of SPAC. SPAC does not own any Equity Securities in any other Person or have any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any Equity Securities, or any securities or obligations exercisable or exchangeable for or convertible into any Equity Securities, of such Person.

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(c) As of the date hereof, the authorized share capital of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, of which 1,000 shares are issued and outstanding and beneficially held (and held of record) solely by SPAC as of the date of this Agreement. Such outstanding shares have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by SPAC free and clear of all Liens, other than transfer restrictions under applicable securities laws and the Governing Documents of Merger Sub.

Section 4.7 SEC Filings. Except as set forth on Section 4.7 of the SPAC Disclosure Schedules, SPAC has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its IPO (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “SPAC SEC Reports”). Each of the SPAC SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the SPAC SEC Reports. As of their respective dates of filing, the SPAC SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the SPAC SEC Reports.

Section 4.8 Trust Account.

(a) As of the date of this Agreement, SPAC has an amount in cash in the Trust Account of at least $200,000,000. The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated as of November 19, 2020 (the “Trust Agreement”), between SPAC and Continental, as trustee (the “Trustee”). The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of SPAC and, to the knowledge of SPAC, the Trustee, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the knowledge of SPAC, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect or, to SPAC’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the SPAC Stockholders who shall have elected to redeem their SPAC Shares pursuant to the Governing Documents of SPAC or (iii) if SPAC fails to complete a business combination within the allotted time period set forth in the Governing Documents of SPAC and liquidates the Trust Account, subject to the terms of the Trust Agreement, SPAC (in limited amounts to permit SPAC to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of SPAC) and then the SPAC Stockholders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of SPAC and the Trust Agreement. SPAC has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. There are no claims or Proceedings pending with respect to the Trust Account. Since November 19, 2020, SPAC has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the Transactions, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the SPAC Stockholders who have elected to redeem their SPAC Shares pursuant to the Governing Documents of SPAC, each in accordance with the terms of and as set forth in the Trust Agreement, SPAC shall have no further obligation under either the Trust Agreement or the Governing Documents of SPAC to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

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(b) Assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its respective obligations hereunder, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC on the Closing Date (after disbursements in respect of deferred underwriting commissions, Taxes, and to the SPAC Stockholders who shall have elected to redeem their SPAC Shares pursuant to the Governing Documents of SPAC).

Section 4.9 Indebtedness. As of the date hereof, SPAC does not have, or have any Contract requiring it to enter into or incur, any obligations with respect to or under any Indebtedness.

Section 4.10 Transactions with Affiliates. Section 4.10 of the SPAC Disclosure Schedules sets forth all Contracts between (a) SPAC or Merger Sub, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder (including Sponsor) or Affiliate of SPAC, Merger Sub or Sponsor, on the other hand (each Person identified in this clause (b), an “SPAC Related Party”). Except as set forth in Section 4.10 of the SPAC Disclosure Schedules, no SPAC Related Party (A) owns any interest in any material asset used in the business of SPAC, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, lessor or lessee of SPAC or (C) owes any material amount to, or is owed material any amount by, SPAC. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.10 are referred to herein as “SPAC Related Party Transactions”.

Section 4.11 Litigation. As of the date of this Agreement, there is (and since its incorporation, there has been) no Proceeding pending or, to SPAC’s knowledge, threatened against or involving or otherwise affecting SPAC or its assets, including any condemnation or similar Proceedings. Neither SPAC nor any of its properties or assets is subject to any Order. As of the date of this Agreement, there are no Proceedings by SPAC pending against any other Person. There is no unsatisfied judgment or any open injunction binding upon SPAC which could have a material effect on the ability of SPAC to enter into, perform its obligations under this Agreement and consummate the Transactions.

Section 4.12 Compliance with Applicable Law. SPAC and Merger Sub are (and since their respective incorporation or formation, as applicable, have been) in compliance with all applicable Laws, except as would not have a material adverse effect on the business, results of operations or financial condition of SPAC or Merger Sub, as applicable. SPAC has not received any written notice from any Governmental Entity of a violation of any applicable Law by SPAC at any time since its formation, which violation would reasonably be expected to have a material effect on the ability of SPAC to enter into, perform its obligations under this Agreement and consummate the Transactions.

Section 4.13 Business Activities.

(a) Since its incorporation or formation, as applicable, neither SPAC nor Merger Sub have conducted any business activities other than activities related to SPAC’s IPO or directed toward the accomplishment of a Business Combination. Since its IPO, SPAC has held all IPO proceeds in the Trust Account (other than any amounts permitted to be disbursed under the terms of the Trust Agreement and as described in the SPAC Prospectus) for the purpose of being used in the conduct of business following its Business Combination. Except as set forth in SPAC’s Governing Documents, there is no Contract or Order binding upon SPAC or to which SPAC is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it, any acquisition of property by it or the conduct of business by it (including, in each case, following the Closing).

(b) Neither SPAC nor Merger Sub owns or has a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, neither SPAC nor Merger Sub has no interests, rights, obligations or liabilities with respect to, or is party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a business combination.

(c) Except for this Agreement and the agreements expressly contemplated hereby or as set forth in Section 4.13(c) of the SPAC Disclosure Schedules, neither SPAC nor Merger Sub is and at no time has been, party to any Contract with any other Person that would require payments by SPAC in excess of $100,000 in the aggregate with respect to any individual Contract or more than $500,000 in the aggregate when taken together with all other Contracts (other than this Agreement and the agreements expressly contemplated hereby and Contracts set forth in Section 4.13(c) of the SPAC Disclosure Schedules).

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(d) There is no liability, debt or obligation against SPAC or Merger Sub, except for liabilities and obligations (i) set forth on the balance sheet of the SPAC at June 30, 2021, including the notes thereto (as set forth in the SPAC’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021 on file with the SEC, (ii) less than $75,000, (iii) incurred in connection with or contemplated by this Agreement and/or the Transactions or (iv) as set forth on Section 4.13(d) of the SPAC Disclosure Schedules.

Section 4.14 Internal Controls; Listing; Financial Statements.

(a) Except as is not required in reliance on exemptions from various reporting requirements by virtue of SPAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its IPO, (i) SPAC has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of SPAC’s financial reporting and the preparation of SPAC’s financial statements for external purposes in accordance with GAAP and (ii) SPAC has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to SPAC is made known to SPAC’s principal executive officer and principal financial officer by others within SPAC. Such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s financial statements included in SPAC’s periodic reports required under the Exchange Act.

(b) SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act. There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC.

(c) Since its IPO, SPAC has complied in all material respects with all applicable listing and corporate governance rules and regulations of NYSE. The issued and outstanding SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE under the symbol “OCA”. The issued and outstanding SPAC Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE under the symbol “OCA”. The issued and outstanding SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE under the symbol “OCA”. As of the date of this Agreement, there is no Proceeding pending or, to the knowledge of SPAC, threatened against SPAC by NYSE or the SEC with respect to any intention by such entity to deregister the SPAC Units, SPAC Shares or SPAC Warrants or prohibit or terminate the listing of the SPAC Units, SPAC Shares or SPAC Warrants on NYSE. Neither SPAC nor any of its Affiliates has taken any action that is designed to terminate the registration of the SPAC Units, SPAC Shares or SPAC Warrants under the Exchange Act except as contemplated by this Agreement. SPAC has not received any notice from NYSE or the SEC regarding the revocation of such listing or otherwise regarding the delisting of the SPAC Units, SPAC Shares or SPAC Warrants from NYSE or the SEC.

(d) Except as set forth on Section 4.14(d) of the SPAC Disclosure Schedules, the SPAC SEC Reports contain true and complete copies of the applicable SPAC Financial Statements. The SPAC Financial Statements (i) fairly present in all material respects the financial position of SPAC as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (iii) in the case of the audited SPAC Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e) SPAC has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for SPAC’s assets. SPAC maintains and, for all periods covered by the SPAC Financial Statements, has maintained books and records of SPAC in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of SPAC in all material respects.

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(f) Since its incorporation, SPAC has not received any written complaint, or, to the knowledge of SPAC, any allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of SPAC, (ii) a “material weakness” in the internal controls over financial reporting of SPAC or (iii) fraud, whether or not material, that involves management or other employees of SPAC who have a significant role in the internal controls over financial reporting of SPAC.

(g) As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SPAC SEC Reports. None of the SPAC SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 4.15 No Undisclosed Liabilities. Except for any fees and expenses payable by SPAC or Merger Sub as a result of or in connection with the consummation of the Transactions, as of the date of this Agreement, there is no Liability against SPAC or Merger Sub, except for Liabilities (a) reflected or reserved for on the SPAC Financial Statements or disclosed in the notes thereto included in the SPAC SEC Reports, (b) that have arisen since the date of the most recent balance sheet included in the SPAC SEC Reports in the ordinary course of business of SPAC and Merger Sub, or (c) which would not be, or would not reasonably be expected to be, material to SPAC.

Section 4.16 Tax Matters.

(a) SPAC has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in substantial compliance with all applicable Laws and Orders, and SPAC has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b) SPAC has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service provider, creditor, equity interest holder or other third-party.

(c) No material deficiencies for Taxes against SPAC have been claimed, proposed or assessed in writing by any Tax Authority that remain unpaid except for deficiencies which are being contested in good faith and with respect to which adequate reserves have been established. SPAC is not currently the subject of a Tax audit or examination with respect to any material Taxes. SPAC has not been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case with respect to material Taxes.

(d) SPAC is not party to any agreements (or has otherwise agreed) to extend or waive the time in which any Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect. SPAC is not currently the beneficiary of any extension of time within which to file any Tax Return, other than extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) SPAC is not and has not been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(f) There are no Liens for Taxes on any assets of SPAC other than Permitted Liens.

(g) During the two (2)-year period ending on the date of this Agreement, SPAC was not a “distributing corporation” or a “controlled corporation” in a transaction purported or intended to be governed by Section 355 of the Code.

(h) SPAC (i) has not been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has no any Liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor or by Contract (other than any Contract entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes).

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(i) No written claims have ever been made by any Tax Authority in a jurisdiction where SPAC does not file Tax Returns that SPAC is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(j) SPAC is not a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes).

(k) SPAC will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) installment sale made prior to the Closing Date; (iii) prepaid amount received on or prior to the Closing Date; or (iv) use of an improper method of accounting for a taxable period on or prior to the Closing Date. SPAC has not made an election pursuant to Section 965(h) of the Code.

(l) SPAC has not taken nor agreed to take any action nor is aware of any facts or circumstances that could reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment.

Section 4.17 Material Contracts; No Defaults.

(a) The SPAC has filed as an exhibit to the SPAC SEC Reports all Contracts, including every “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than confidentiality and non-disclosure agreements and this Agreement) to which, as of the date of this Agreement, SPAC is a party or by which any of its respective assets are bound.

(b) Each Contract of a type required to be filed as an exhibit to the SPAC SEC Reports, whether or not filed, was entered into at arm’s length. Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract of the type required to be filed as an exhibit to the SPAC SEC Reports, whether or not filed, (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of SPAC, and, to the knowledge of the SPAC, the other parties thereto, and are enforceable by SPAC to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at law), (ii) the SPAC and, to the knowledge of the SPAC, the counterparties thereto, are not in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract, (iii) SPAC has not received any written or oral claim or notice of material breach of or material default under any such Contract, (iv) no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by SPAC or any other party thereto (in each case, with or without notice or lapse of time or both) and (v) SPAC has not received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

Section 4.18 Absence of Changes. Except as set forth on Section 4.18 of the SPAC Disclosure Schedules, since the date of each of SPAC’s or Merger Sub’s incorporation, as applicable, no change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of SPAC or Merger Sub, as applicable, or the ability of SPAC or Merger Sub, as applicable, to enter into, perform its obligations under this Agreement or consummate the Transactions, or as expressly contemplated by this Agreement, any Ancillary Document or in connection with the Transactions, (a) each of SPAC and Merger Sub has conducted its business in the ordinary course in all material respects and (b) each of SPAC and Merger Sub has not taken any action that would require the consent of the Company if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.10(b), Section 5.10(l) or Section 5.10(o).

Section 4.19 Employee Benefit Plans. SPAC does not maintain, contribute to or have any material obligation or liability, any “employee benefit plan” as defined in Section 3(3) of ERISA or any other material, written plan, policy, program, arrangement or agreement (other than employment agreements) providing compensation or benefits to any current or former director, officer, employee, independent contractor or other service provider of SPAC, including, without limitation, all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock

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purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements, but not including any plan, policy, program, arrangement or agreement that covers only former directors, officers, employees, independent contractors and service providers and with respect to which SPAC has no remaining obligations or liabilities (collectively, the “SPAC Benefit Plans”) and neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in combination with another event) will (a) result in any material payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any shareholder, director, officer or employee of SPAC or (b) result in the acceleration, vesting or creation of any rights of any shareholder, director, officer or employee of SPAC to material (i) payments or (ii) benefits or (iii) increases in any existing payments or benefits or any loan forgiveness.

Section 4.20 Sponsor Letter Agreement. SPAC has delivered to the Company a true, correct and complete copy of the Sponsor Letter Agreement. The Sponsor Letter Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, without the Company’s consent, and no withdrawal, termination, amendment or modification is contemplated by SPAC. The Sponsor Letter Agreement is a legal, valid and binding obligation of SPAC and, to the knowledge of SPAC, each other party thereto and neither the execution or delivery by any party thereto, nor the performance of any party’s obligations under, the Sponsor Letter Agreement violates any provision of, or results in the breach of or default under, or require any filing, registration or qualification under, any applicable Law. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of SPAC under any material term or condition of the Sponsor Letter Agreement.

Section 4.21 Investment Company Act. Neither SPAC nor Merger Sub is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 4.22 Charter Provisions. As of the date of this Agreement, there is no shareholder rights plan, “poison pill” or similar anti-takeover agreement or plan in effect to which SPAC or Merger Sub is subject, party or otherwise bound.

Section 4.23 Compliance with International Trade & Anti-Corruption Laws.

(a) Since SPAC’s incorporation, neither SPAC nor any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine); (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii).

(b) Since SPAC’s incorporation, neither SPAC, its directors or officers, nor any of its employees, agents or any other Persons acting for or on behalf of any of SPAC has, directly or knowingly indirectly (i) made, offered, promised, authorized, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made, offered, promised, authorized or paid any unlawful contributions to a domestic or foreign political party or candidate or (iii) otherwise made, offered, promised, authorized, paid or received any improper payment in violation of any Anti-Corruption Laws.

(c) There is no current investigation, allegation, request for information, or other inquiry by any Governmental Entity regarding the actual or possible violation of the Anti-Corruption Laws by SPAC and since its date of incorporation, SPAC has not received any written notice that there is any investigation, allegation, request for information, or other inquiry by any Governmental Entity regarding an actual or possible violation of the Anti-Corruption Laws.

Section 4.24 Investigation; No Other Representations.

(a) Each of SPAC and Merger Sub, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it is a sophisticated purchaser and has conducted its own independent review and analysis of the Group Companies and the Transactions, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective

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businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the Transactions.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each of SPAC and Merger Sub has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article III and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company, any Company Non-Party Affiliate or any other Person, either express or implied, and SPAC, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article III and in the Ancillary Documents to which it is or will be a party, none of the Company, any Company Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the Transactions.

Section 4.25 PIPE Financing.

(a) SPAC has entered into Subscription Agreements with Subscribers for the sale of Post-Closing SPAC Shares upon Closing for aggregate gross proceeds to SPAC of approximately $80.43 million. Each Subscriber has completed an accredited investor questionnaire customary for financings of the type and size of the PIPE Financing, and the Company has received representations and warranties from each Subscriber that such Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and is not acquiring the Post-Closing SPAC Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act.

(b) SPAC has delivered to the Company true, correct and complete copies of each of the Subscription Agreements (including any side letters or addendums thereto). Each of the Subscription Agreements are in full force and effect and are legal, valid and binding upon SPAC, enforceable against SPAC in accordance with their terms (subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). None of the Subscription Agreements have been withdrawn, terminated, amended or modified since the date of delivery hereunder and prior to the execution of this Agreement, and, to the knowledge of SPAC, as of the date of this Agreement no such withdrawal, termination, amendment or modification is contemplated, and as of the date of this Agreement, to the knowledge of SPAC, the commitments contained in the Subscription Agreements have not been withdrawn, terminated or rescinded by the Subscribers party thereto in any respect. SPAC has, as of the date hereof, complied in all material respects with all of its obligations under the Subscription Agreements. There are no conditions precedent or other contingencies related to the consummation of the purchases set forth in the Subscription Agreements, other than as expressly set forth in such Subscription Agreements.

Section 4.26 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE IV AND THE ANCILLARY DOCUMENTS, NEITHER SPAC, MERGER SUB NOR ANY SPAC OR MERGER SUB NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND SPAC AND MERGER SUB EXPRESSLY DISCLAIM, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF SPAC AND MERGER SUB THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF SPAC BY OR ON BEHALF OF THE MANAGEMENT OF SPAC OR MERGER SUB OR OTHERS IN CONNECTION WITH THE TRANSACTIONS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE IV OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL

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INFORMATION, ANY SPAC SEC REPORTS, OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, BUT NOT LIMITED TO, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF SPAC OR MERGER SUB ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF SPAC OR MERGER SUB, ANY SPAC OR MERGER SUB NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS.

ARTICLE V
COVENANTS

Section 5.1 Conduct of Business of the Company.

(a) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) of the Company Disclosure Schedules, or as consented to in writing by SPAC (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), use its commercially reasonable efforts to (i) conduct and operate the business of the Group Companies in the ordinary course in all material respects, (ii) maintain and preserve intact in all material respects the business organization, assets, properties and material business relations of the Group Companies, taken as a whole, (iii) comply with applicable Law, (iv) keep available the services of the present officers and Key Employees of the Company and (v) preserve existing relations and goodwill of the Group Companies with customers, suppliers, distributors and creditors of the Group Companies.

(b) Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except (w) as expressly contemplated by this Agreement or any Ancillary Document, (x) as required by applicable Law (including COVID-19 Measures), (y) as set forth on Section 5.1(b) of the Company Disclosure Schedules, or (z) as consented to in writing by SPAC (such consent, not to be unreasonably withheld, conditioned or delayed), not do any of the following:

(i) declare, set aside, make or pay a dividend on, or make any other distribution or payment (whether in cash, stock or property) in respect of, any Equity Securities of any Group Company or split, reverse split, reclassify, recapitalize, repurchase, redeem or otherwise acquire, offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of any Group Company, other than (x) dividends or distributions, declared, set aside or paid by any of the Company’s Subsidiaries to the Company or any Subsidiary that is, directly or indirectly, wholly owned by the Company, (y) any dividends or distributions required under the Governing Documents of any joint venture of any Subsidiaries of the Company and (z) in connection with the net exercise or settlement of awards under a Company Equity Plan;

(ii) (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof, other than such acquisitions and purchases that would not require financial statements of the acquired business to be included in the Registration Statement / Proxy Statement pursuant to Rule 3-05 of Regulation S-X under the Securities Act;

(iii) adopt any amendments, supplements, restatements or modifications to any Group Company’s Governing Documents;

(iv) transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any Equity Securities of any Group Company or (B) any options, restricted stock, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company, other than (i) the issuance of shares of

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capital stock of the Company upon the exercise of any Company Equity Award outstanding on the date of this Agreement in accordance with the terms of the applicable Company Equity Plan and the underlying grant, award or similar agreement, (ii) the issuance of Company Options in the accordance with the terms of employment agreements or (iii) the issuance of shares of Company Series C Preferred Stock pursuant to the Series C Preferred Stock Purchase Agreement, dated April 26, 2021;

(v) incur, create or assume any Indebtedness in excess of $500,000, other than (w) as forth in Section 5.1(b)(v) of the Company Disclosure Schedules, (x) ordinary course trade payables, (y) between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries or (z) in connection with borrowings, extensions of credit and other financial accommodations under the Company’s and Subsidiaries’ existing credit facilities, notes and other existing Indebtedness and, in each case, any refinancings thereof;

(vi) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than (A) intercompany loans or capital contributions between the Company and any of its wholly owned Subsidiaries, (B) the reimbursement of expenses of employees in the ordinary course of business and consistent with past practice, (C) prepayments and deposits paid to suppliers of any Group Company in the ordinary course of business, (D) trade credit extended to customers of the Group Companies in the ordinary course of business, (E) advances to wholly owned Subsidiaries of the Company and (F) loan to insurance captives;

(vii) except (w) in the ordinary course of business consistent with past practice or as contemplated by this Agreement (including entering into the Employment Agreements and agreements for the payment of the Agreed Transaction Bonuses), (x) as forth in Section 5.1(b)(vii) of the Company Disclosure Schedules, (y) as required under the existing terms of any Employee Benefit Plan of any Group Company or (z) as required by any applicable Law, (A) amend, modify, adopt, enter into or terminate any Employee Benefit Plan of any Group Company or any other benefit or compensation plan, policy, program, agreement, trust, fund or Contract that would be an Employee Benefit Plan if in effect as of the date of this Agreement, (B) materially increase or decrease the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company whose annual base salary compensation exceeds $150,000, (C) accelerate, by any action or omission of any Group Company, any payment, right to payment, vesting or benefit, or the funding of any payment, right to payment, vesting or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (D) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (E) modify, extend, terminate, negotiate, or enter into any CBA or recognize or certify any labor union, works council, or other labor organization or group of employees of the Group Companies as the bargaining representative for any employees of the Group Companies, (F) hire, engage, terminate (without cause), furlough, or temporarily lay off any employee or independent contractor with annual target compensation in excess of $150,000, (G) agree to pay any change in control payments, transaction bonuses, success bonuses, retention bonuses, severance, or other payments to employees, officers, managers, directors, and other service providers conditioned upon the Closing that exceed, in aggregate (including the employer portion of any Taxes related thereto), $5,000,000; or (H) implement or announce any closings, employee layoffs, furloughs, reductions-in-force, reduction in terms and conditions of employment, or other personnel actions that could implicate the WARN Act;

(viii) make, change or revoke any election concerning Taxes (including, for the avoidance of doubt, making any U.S. federal income Tax entity classification election pursuant to Treasury Regulations Section 301.7701-3(c) with respect to the Company or any of its Subsidiaries not otherwise contemplated by this Agreement), change or otherwise modify any method of accounting as such relates to Taxes, amend any income or other material Tax Return, surrender any right to claim a refund of income or other material Taxes, enter into any Tax closing agreement, settle any Tax claim or assessment, change its jurisdiction of Tax residence, or consent to any extension or waiver of the limitation period applicable to or relating to any Tax claim or assessment;

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(ix) enter into any settlement, conciliation or similar Contract outside of the ordinary course of business (including with respect to any ordinary course claims under, and within the applicable policy limits of, Insurance Contracts or Reinsurance Contracts) the performance of which would involve the payment by the Group Companies in excess of $500,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Group Company (or SPAC or any of its Affiliates after the Closing);

(x) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Group Company;

(xi) change any Group Company’s methods of accounting in any material respect, other than changes that are required by applicable Laws, GAAP, Applicable SAP and PCAOB standards;

(xii) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions;

(xiii) except for entries, modifications, amendments, waivers, terminations or non-renewals in the ordinary course of business, enter into, materially modify, materially amend, waive any material right under, terminate (excluding any expiration in accordance with its terms) or fail to renew, any Contract required to be disclosed on Section 3.19 of the Company Disclosure Schedules (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms) or any Real Property Lease;

(xiv) fail to maintain the Leased Real Property in substantially the same condition as of the date of this Agreement, other than ordinary wear and tear, casualty and condemnation;

(xv) abandon, sell, assign, or exclusively license any material Company Owned Intellectual Property to any Person (other than in the ordinary course of business);

(xvi) sell, lease, license, encumber or otherwise dispose of any properties or assets except for the sale, lease, license, or disposition in the ordinary course of business;

(xvii) close any facility or discontinue any material line of business or material business operations; or

(xviii) (y) suffer any Lien on or transfer, let lapse, abandon or dispose of any material Company Owned Intellectual Property or (z) license any Company Owned Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business;

(xix) terminate or commute, or materially modify, amend or waive compliance with any material provision of any Reinsurance Contracts or any material Insurance Contracts, other than in the ordinary course of business;

(xx) declare, set aside, make, pay, return, credit or fund any amount in any subscriber savings accounts of the Reciprocal;

(xxi) modify, amend, or other than in connection with the waiver of a right under a Subscriber’s Agreements and Power of Attorneys in the ordinary course of business, waive any material provision or right under one or more Subscriber’s Agreements and Power of Attorneys or the AIF Agreement;

(xxii) reduce or strengthen any reserves, provisions for losses and other liability amounts in respect of the Insurance Contracts and Reinsurance Contracts, except (A) to the extent required by applicable Laws or GAAP or (B) other than in the ordinary course of business, including as a result of loss or expense payments to other parties in accordance with the terms of the Insurance Contracts and Reinsurance Contracts; or

(xxiii) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.1.

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Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, (a) nothing set forth in this Agreement shall give SPAC, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing, (b) any action taken, or omitted to be taken, by any Group Company to the extent such act or omission is reasonably determined by the Company, based on the advice of outside legal counsel, to be necessary to comply with any Law, Order, directive, pronouncement or guideline issued by a Governmental Entity providing for business closures, “sheltering-in-place” or other restrictions that relates to, or arises out of, COVID-19 shall in no event be deemed to constitute a breach of this Section 5.1 and (c) any action taken, or omitted to be taken, by any Group Company to the extent that the board of directors of the Company reasonably determines that such act or omission is necessary in response to COVID-19 to maintain and preserve in all material respects the business organization, assets, properties and material business relations of the Group Companies, taken as a whole, shall not be deemed to constitute a breach of this Section 5.1; provided, however, (i) in the case of each of clause (b) and (c), the Company shall give SPAC prior written notice of any such act or omission to the extent reasonably practicable, which notice shall describe in reasonable detail the act or omission and the reason(s) that such act or omission is being taken, or omitted to be taken, pursuant to clause (b) or (c) and, in the event that it is not reasonably practicable for the Company to give the prior written notice described in this clause (i), the Company shall instead give such written notice to SPAC promptly after such act or omission and (ii) in no event shall clause (b) or (c) be applicable to any act or omission of the type described in Section 5.1(b)(i), (ii), (iii), (iv), (vii), (viii)-(xi), (xiv), (xxivii) or (xix) (to the extent related to any of the foregoing).

Section 5.2 HSR Act; Efforts to Consummate; Litigation.

(a) In connection with the Transactions, each of SPAC and the Company shall (and, to the extent required, shall cause its Affiliates to) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act, if applicable.

(b) Each of SPAC and the Company shall (and, to the extent required, shall cause its Affiliates to) furnish to the other as promptly as reasonably practicable all information required for any application or other filing to be made by such other party pursuant to any applicable Law in connection with the Transactions. Each of SPAC and the Company shall substantially comply with any Information or Document Requests in connection with the Transactions.

(c) As soon as reasonably practicable after the date hereof, taking into account the views and input, if any, from the FLOIR, but in no event later than forty (40) days after the date hereof, SPAC shall file, or cause to be filed, the Florida Change of Control Filing.

(d) As soon as reasonably practicable after the date hereof, taking into account the views and input, if any, from TDI, but in any event prior to the Closing, the SPAC and Company shall file, or cause to be filed, the TDI Filing.

(e) Each of SPAC and the Company shall (and, to the extent required, shall cause its Affiliates to) request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act for the Transactions, if applicable, (ii) obtain all Consents or approvals pursuant to any applicable Laws that are required to consummate the Transactions, (iii) prevent the entry in any Proceeding brought by a Regulatory Consent Authority or any other Person of any Order or Law that would prohibit, make unlawful or delay the consummation of the Transactions and (iv) if any such Order is issued in any such Proceeding, cause such Order to be lifted.

(f) Each of SPAC and the Company shall (and, to the extent required, shall cause its Affiliates to) cooperate in good faith with the Regulatory Consent Authorities and exercise its reasonable best efforts to undertake promptly any and all action required to complete lawfully the Transactions as soon as practicable (but in any event prior to the Termination Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove any impediment under applicable Law or the actual or threatened commencement of any Proceeding in any forum by or on behalf of any Regulatory Consent Authority or the issuance of any Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger. Without limiting the generality of the foregoing, the Company shall (and, to the extent required, shall cause its Subsidiaries and its Affiliates to) propose, negotiate, commit to and effect, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition, or license of any investments, assets, properties, products, rights, services or businesses of such party or any interest therein, and otherwise take or commit to take any actions that would limit such party’s freedom of action with respect to, or its or their ability to retain any assets, properties, products, rights, services or businesses, or any interest or interests therein; provided, that any such

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action contemplated by this Section 5.2(f) is conditioned upon the consummation of the Merger and that SPAC, Merger Sub and their Subsidiaries and Affiliates shall not take any action or enter into any agreement described in this Section 5.2(f) with respect to, or affecting, the Group Companies or any of their investments, assets, properties, products, rights, services or businesses without the prior written consent of the Company.

(g) Each of SPAC, Merger Sub and the Company shall not, and shall cause their respective Subsidiaries and Affiliates not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to: (i) impose any material delay in the obtaining of, or increase the risk of not obtaining, any authorizations, Consents, Orders or declarations of any Regulatory Consent Authorities or the expiration or termination of any applicable waiting period with respect to the Transactions; (ii) materially increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the Transactions; (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise; or (iv) materially delay or prevent the consummation of the Transactions.

(h) Each of SPAC and the Company shall promptly notify the other of any substantive communication with, and furnish to such other party copies of any notices or written communications received by, SPAC or the Company, as applicable, or any of its respective Affiliates and any third party or Governmental Entity with respect to the Transactions, and each of the SPAC and the Company shall permit counsel to such other party an opportunity to review in advance, and each of SPAC and the Company shall consider in good faith the views of such other party’s counsel in connection with, any proposed communications by SPAC or the Company, as applicable, and/or its respective Affiliates to any Governmental Entity concerning the Transactions; provided that neither SPAC nor the Company shall extend any waiting period or comparable period under the HSR Act, if applicable, or enter into any agreement with any Governmental Entity without the written consent of such other party. Each of SPAC and the Company agrees to provide, to the extent permitted by the applicable Governmental Entity, such other party and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Entity, on the other hand, concerning or in connection with the Transactions. Any materials exchanged in connection with this Section 5.2 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of the Company or SPAC, as applicable, or other competitively sensitive material; provided, that each of SPAC and the Company may, as it deems advisable and necessary, designate any materials provided to such other party under this Section 5.2 as “outside counsel only.” Notwithstanding anything in this Agreement to the contrary, nothing in this Section 5.2 or any other provision of this Agreement shall require or obligate the Company or any of its investors or Affiliates to, and SPAC shall not, without the prior written consent of the Company, agree or otherwise be required to, take any action with respect to the Company, or such investors or Affiliates, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of the Company or such investors or Affiliates, or any interest therein.

(i) The Company and SPAC shall each pay fifty percent (50%) of all filing fees payable to the Regulatory Consent Authorities in connection with the Transactions.

(j) Subject to the terms and conditions herein provided, including the terms and conditions contained in the other subsections of this Section 5.2, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the Transactions (including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article VI and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and delivery such Ancillary Document when required pursuant to this Agreement and (ii) using reasonable best efforts to obtain the PIPE Financing on the terms and subject to the conditions set forth in the Subscription Agreements).

(k) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, SPAC, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Proceedings (including

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derivative claims) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of SPAC or Merger Sub, SPAC, Merger Sub or any of their respective Representatives (in their capacity as a Representative of SPAC or Merger Sub) or, in the case of the Company, any Group Company or any of its Representatives (in their capacity as a Representative of any Group Company). SPAC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. Notwithstanding the foregoing, the Company shall, subject to and without limiting the covenants and agreements, and the rights of SPAC, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction Litigation; provided, however, that in no event shall the Company, any other Group Company or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of SPAC (not to be unreasonably withheld, conditioned or delayed, provided that it shall be deemed to be reasonable for SPAC to withhold, condition or delay its consent if any such settlement or compromise (A) does not provide for a legally binding, full, unconditional and irrevocable release of SPAC and its Representative(s) that are the subject of such Transaction Litigation, (B) provides for (x) the payment of cash any portion of which is payable by SPAC or its Representative(s) thereof or would otherwise constitute a SPAC Liability or (y) any non-monetary, injunctive, equitable or similar relief against SPAC or its Representative(s) or (C) contains an admission of wrongdoing or Liability by SPAC or any of its Representatives). Without limiting the generality of the foregoing, in no event shall SPAC or any of its Representatives settle or compromise any Transaction Litigation without the Company’s prior written consent; provided, further, that the Company’s right to control Transaction Litigation pursuant to this Section 5.2(k) shall not apply with respect to any Transaction Litigation relating to a Representative unless both SPAC and the Company consent to indemnify such Representative in writing.

Section 5.3 Confidentiality and Access to Information.

(a) The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the Transactions is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained herein or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein or therein shall govern and control to the extent of such conflict.

(b) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to SPAC and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the Group Companies, including financial information used in the preparation of the Financial Statements (in a manner so as to not interfere with the normal business operations of the Group Companies). Notwithstanding the foregoing, none of the Group Companies shall be required to provide to SPAC or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Group Company is subject, including any Data Security Requirements, (B) result in the disclosure of any trade secrets of third-parties in breach of any Contract with such third-party, (C) violate any legally binding obligation of any Group Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Group Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall, and shall cause the other Group Companies to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Group Company, on the one hand, and SPAC, Merger Sub, any SPAC Non-Party Affiliate, or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

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(c) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, SPAC shall provide, or cause to be provided, to the Company and its Representatives any Evaluation Material or any other information during normal business hours reasonable access to the directors, officers, books and records of SPAC (in a manner so as to not interfere with the normal business operations of SPAC). Notwithstanding the foregoing, SPAC shall not be required to provide, or cause to be provided to, the Company or any of its Representatives any Evaluation Material or any other information (i) if and to the extent doing so would (A) violate any Law to which SPAC or Merger Sub is subject, (B) result in the disclosure of any trade secrets of third-parties in breach of any Contract with such third-party, (C) violate any legally binding obligation of SPAC with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to SPAC under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), SPAC shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if SPAC, on the one hand, and any Group Company, any Company Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that SPAC shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

Section 5.4 Public Announcements.

(a) Subject to Section 5.4(b), Section 5.7 and Section 5.8, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the Transactions without the prior written consent of, prior to the Closing, the Company and SPAC or, after the Closing, the Company; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Party and its Representatives shall use commercially reasonable efforts to consult with the Company, if the disclosing party is SPAC, or SPAC, if the disclosing party is the Company, to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, or (B) after the Closing, the disclosing Party and its Representatives shall use commercially reasonable efforts to consult with the Company and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4 and (iii) subject to the terms of Section 5.2, to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the Transactions.

(b) The initial press release concerning this Agreement and the Transactions shall be a joint press release in the form agreed by the Company and SPAC prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement on the day thereof. Promptly after the execution of this Agreement, SPAC shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and SPAC shall consider such comments in good faith. The Company, on the one hand, and SPAC, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or SPAC, as applicable) a press release announcing the consummation of the Transactions (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), SPAC shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws. In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

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Section 5.5 Tax Matters.

(a) The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to constitute, and is hereby adopted by the Parties as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 (the “Intended Tax Treatment”). The Parties hereto agree to report for all Tax purposes in a manner consistent with, and not otherwise take any U.S. federal income tax position inconsistent with, this Section 5.5(a) unless otherwise required by a change in applicable Law (including the Code, Treasury Regulations or other IRS published guidance), or as required pursuant to a “determination” within the meaning of Section 1313 of the Code. The Parties shall not take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Intended Tax Treatment. If the Parties mutually determine in good faith that the Merger is not reasonably expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the Parties shall use their respective commercially reasonable efforts to restructure the Transactions in a manner such that the restructured transaction is reasonably expected by the Parties to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) At or prior to the Closing, the Company shall have delivered to SPAC a certificate and notice pursuant to Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h)(2) certifying that SPAC has not been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) during the five (5)-year period ending on the Closing Date and a letter notifying the U.S. Internal Revenue Service of the same, in a form reasonably acceptable to the Company.

(c) Each of the Parties shall cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns and any Tax Proceeding.

(d) The Surviving Company shall be responsible for any sale, use, real property transfer, stamp or other similar transfer Taxes imposed in connection with the Merger or the other transactions contemplated by this Agreement.

Section 5.6 Exclusive Dealing.

(a) The Company shall immediately cease and cause to be terminated all existing discussions and negotiations with any parties with respect to any proposal that constitutes or may be reasonably expected to constitute or lead to a Company Acquisition Proposal. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause the other Group Companies not to, and shall not authorize or permit their respective Representatives to, and shall use their reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any Equity Securities of any Group Company (or any Affiliate or successor of any Group Company); (v) waive or otherwise forbear in the enforcement of any rights or other benefits under confidential information agreements relating to a Company Acquisition Proposal, including without limitation any “standstill” or similar provisions thereunder; or (vi) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. The Company agrees to (A) notify SPAC promptly upon receipt of any Company Acquisition Proposal by any Group Company, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and (B) keep SPAC reasonably informed on a current basis of any modifications to such offer or information. The Company shall also provide SPAC with written confirmation that the Company has advised, in writing, the Person making such Company Acquisition Proposal that the Company and its Representatives are contractually prohibited from furnishing any non-public information regarding the Company to any Person in connection with or in response to a Company Acquisition Proposal and from engaging in discussions or negotiations with any Person with respect to any Company Acquisition Proposal.

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(b) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, SPAC shall not, and shall cause its Representatives not to, directly or indirectly: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a SPAC Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a SPAC Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a SPAC Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of SPAC or Merger Sub (or any Affiliate or successor of SPAC or Merger Sub); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. SPAC agrees to (A) notify the Company promptly upon receipt of any SPAC Acquisition Proposal by SPAC or Merger Sub, and to describe the material terms and conditions of any such SPAC Acquisition Proposal in reasonable detail (including the identity of any Person making such SPAC Acquisition Proposal) and (B) keep the Company reasonably informed on a current basis of any modifications to such offer or information. SPAC shall also provide the Company with written confirmation that SPAC has advised, in writing, the Person making such SPAC Acquisition Proposal that SPAC and its Representatives are contractually prohibited from furnishing any non-public information regarding SPAC to any Person in connection with or in response to a SPAC Acquisition Proposal and from engaging in discussions or negotiations with any Person with respect to any SPAC Acquisition Proposal. The transfer of SPAC Evaluation Material pursuant to Section 5.16 shall not violate the terms of this Section 5.6(b).

Section 5.7 Preparation of Registration Statement / Proxy Statement.

(a) As promptly as practicable following the date of this Agreement, the Company shall provide to SPAC (i) the audited consolidated balance sheet of the Group Companies and the Reciprocal as of December 31, 2019 and December 31, 2020, and the related audited consolidated statements of income and comprehensive loss, cash flows and stockholders’ equity of the Group Companies and the Reciprocal for such years prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, each audited in accordance with the auditing standards of the PCAOB, (ii) management’s discussion and analysis of financial condition and results of operations prepared in accordance with Item 303 of Regulation S-K with respect to the periods described in the foregoing periods and (iii) any unaudited consolidated balance sheets and the related audited consolidated statements of income and comprehensive loss, cash flows and stockholders’ equity of the Group Companies and the Reciprocal that may be required to be included in the Registration Statement.

(b) As promptly as reasonably practicable following the date of this Agreement, SPAC and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either SPAC or the Company, as applicable): (a) a proxy statement (the “Proxy Statement”) to be filed with the SEC by SPAC relating to the Transaction Proposals to be submitted to the holders of SPAC Shares and Sponsor Shares at the SPAC Stockholders Meeting, all in accordance with and as required by SPAC’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and NYSE and (b) a registration statement on Form S-4 to be filed with the SEC by SPAC pursuant to which Post-Closing SPAC Shares and SPAC Warrants issuable in the Merger will be registered with the SEC and that will include the Proxy Statement (such document, the “Registration Statement/Proxy Statement”), all in accordance with and as required by SPAC’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and NYSE. Each of SPAC and the Company shall use its commercially reasonable efforts to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements of, and any other information with respect to, the Group Companies for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (b) promptly notify the other party of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (c) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the Transactions, including, by delivering customary tax representation letters to counsel to enable such counsel to deliver any tax opinions requested or required by the SEC to be submitted in connection therewith or otherwise required by the Company in connection with the transactions contemplated by this Agreement. SPAC, on the one hand, and the Company, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party, its Non-Party Affiliates and their respective Representatives that may be required or reasonably requested in connection with any

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action contemplated by this Section 5.7 or for including in any other statement, filing, notice or application made by or on behalf of the Company or SPAC to the SEC or NYSE in connection with the Transactions. If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of the Company, SPAC, or, in the case of SPAC, the Company, thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of SPAC, the Company, or, in the case of the Company, SPAC (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement / Proxy Statement; (iii) SPAC shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the SPAC Stockholders and the Company Stockholders. SPAC shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of Post-Closing SPAC Shares or SPAC Warrants for offering or sale in any jurisdiction, and the Company and SPAC shall each use its commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use commercially reasonable efforts to ensure that none of the information related to it or any of its Non-Party Affiliates or its or their respective Representatives, supplied by or on its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement/Proxy Statement is initially filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. SPAC and the Company and/or its designees shall share equally in the payment of all fees in connection with the registration of the Post-Closing SPAC Shares or the SPAC Warrants and the filing of the Registration Statement / Proxy Statement.

Section 5.8 SPAC Stockholder Approval. SPAC shall use its commercially reasonable efforts to, as promptly as practicable, (i) establish the record date for, duly call, give notice of, convene and hold a meeting of the SPAC Stockholders (the “SPAC Stockholders Meeting”) in accordance with the Governing Documents of SPAC and the DGCL, (ii) after the Registration Statement/Proxy Statement is declared effective under the Securities Act, cause the proxy statement contained therein to be disseminated to the SPAC Stockholders and (iii) after the Registration Statement / Proxy Statement is declared effective under the Securities Act, solicit proxies from the SPAC Stockholders to vote in accordance with the SPAC Board Recommendation, and, if applicable, any approvals related thereto, and providing the SPAC Stockholders with the Offer. SPAC shall, through approval of its board of directors, recommend to its shareholders (the “SPAC Board Recommendation”), (i) the adoption and approval of this Agreement and the Transactions (including the issuance of the Per Share Consideration hereunder); (ii) the adoption and approval of the Second Amended and Restated SPAC Certificate of Incorporation, (iii) to the extent required by NYSE listing rules, approval of the issuance of the Per Share Consideration together with the Post-Closing SPAC Shares to be issued pursuant to the Subscription Agreements, (iv) the approval and adoption of the SPAC Incentive Equity Plan (as defined below), (v) the adoption and approval of each other proposal that either the SEC or NYSE (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (vi) the adoption and approval of each other proposal reasonably agreed to by SPAC and the Company as necessary or appropriate in connection with the consummation of the Transactions; and (vii) the adoption and approval of a proposal for the adjournment of the SPAC Stockholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (i) through (vii) together, the “Transaction Proposals”); provided, that SPAC may adjourn the SPAC Stockholders Meeting (A) to solicit additional proxies for the purpose of obtaining the SPAC Stockholder Approval, (B) for the absence of a quorum, (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that SPAC has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the SPAC Stockholders prior to the SPAC Stockholders Meeting or (D) if the holders of SPAC Shares have elected to redeem a number of SPAC Shares as of such time that would reasonably be expected to result in the conditions set forth in Sections 6.3(c) not being satisfied; provided that, without the consent of the Company, in no event shall SPAC adjourn the SPAC Stockholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond four (4) Business Days prior to the Termination Date. The SPAC Board Recommendation shall be included in the Registration Statement / Proxy Statement. Except as otherwise required by applicable Law, SPAC covenants that none of the SPAC Board or SPAC nor any committee of the SPAC Board shall change, withdraw, withhold or modify, or propose publicly or by formal action of the SPAC Board, any committee

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of the SPAC Board or SPAC to change, withdraw, withhold or modify the SPAC Board Recommendation or any other recommendation by the SPAC Board or SPAC of the proposals set forth in the Registration Statement / Proxy Statement (a “SPAC Change in Recommendation”).

Section 5.9 Merger Sub Stockholder Approval. As promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, SPAC, as the sole shareholder of Merger Sub, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the Transactions.

Section 5.10 Conduct of Business of SPAC. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, SPAC and Merger Sub shall, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law or as consented in writing by the Company (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned, or delayed), use its commercially reasonable efforts to comply with and continue performing under SPAC’s Governing Documents or Merger Sub’s Governing Documents, as applicable, the Trust Agreement and all other agreements or Contracts to which SPAC or Merger Sub, as applicable, may be a party. Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, SPAC shall not, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), do any of the following:

(a) adopt any amendments, supplements, restatements or modifications to the Trust Agreement, Warrant Agreement or the Governing Documents of SPAC or Merger Sub;

(b) declare, set aside, make or pay a dividend on, or make any other distribution or payment (whether in cash, stock or property) in respect of, any Equity Securities of SPAC or Merger Sub, or repurchase, redeem (other than in connection with the Offer) or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of SPAC or Merger Sub;

(c) (i) merge, consolidate, combine or amalgamate SPAC or Merger Sub with any Person (other than the Company) or (ii) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

(d) split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

(e) incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently, or otherwise) any Indebtedness or other Liability other than working capital loans from the Sponsor in an amount not to exceed, in aggregate $2,000,000;

(f) make any loans or advances to, or capital contributions to, or guarantees for the benefit of, or any investment in, any other Person, other than to, of, or in, SPAC or Merger Sub;

(g) issue any Equity Securities of SPAC or Merger Sub or grant any additional options, warrants or stock appreciation rights with respect to Equity Securities of the foregoing of SPAC or Merger Sub other than working capital warrants pursuant to the Warrant Agreement; provided, that this Section 5.10 shall not be deemed to limit the rights of SPAC under Section 5.13(d);

(h) enter into, renew, modify or revise any SPAC Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a SPAC Related Party Transaction);

(i) engage in any activities or business, other than activities or business (i) in connection with or incident or related to SPAC’s or Merger Sub incorporation or continuing corporate (or similar) existence, as applicable, (ii) contemplated by, or incident or related to, this Agreement, any Ancillary Document, the performance of covenants or agreements hereunder or thereunder or the consummation of the Transactions or (iii) those that are administrative or ministerial, in each case, which are immaterial in nature;

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(j) make, change or revoke any election concerning Taxes (including, for the avoidance of doubt, making any U.S. federal income Tax entity classification election pursuant to Treasury Regulations Section 301.7701-3(c) with respect to SPAC not otherwise contemplated by this Agreement), change or otherwise modify any method of accounting as such relates to Taxes, amend any income or other material Tax Return, surrender any right to claim a refund of income or other material Taxes, enter into any Tax closing agreement, settle any Tax claim or assessment, change its jurisdiction of Tax residence, or consent to any extension or waiver of the limitation period applicable to or relating to any Tax claim or assessment;

(k) enter into any settlement, conciliation or similar Contract that would require any payment from the Trust Account or that would impose non-monetary obligations on SPAC or Merger Sub or any of their Affiliates (or the Company or any of its Subsidiaries after the Closing);

(l) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving SPAC or Merger Sub;

(m) change SPAC’s methods of accounting in any material respect, other than changes that are made in accordance with GAAP and PCAOB standards or as required by any Governmental Entity;

(n) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions;

(o) except for entries, modifications, amendments, waivers, terminations or non-renewals in the ordinary course of business, enter into, materially modify, materially amend, waive any material right under, terminate (excluding any expiration in accordance with its terms) or fail to renew, any Material Contract of the type described in Section 4.17 (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms);

(p) enter into or adopt any SPAC Benefit Plan or any benefit or compensation plan, policy, program or arrangement that would be a SPAC Benefit Plan if in effect as of the date of this Agreement and through the Closing; or

(q) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.10.

Notwithstanding anything in this Section 5.10 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of SPAC or Merger Sub and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, SPAC from using the funds held by SPAC outside the Trust Account to pay any SPAC Expenses or SPAC Liabilities or from otherwise distributing or paying over any funds held by SPAC outside the Trust Account to Sponsor or any of its Affiliates, in each case, prior to the Closing.

Section 5.11 NYSE Listing.

(a) From the date hereof through the Closing, SPAC shall use reasonable best efforts to ensure SPAC remains listed as a public company on, and for the SPAC Shares to be listed on, the NYSE.

(b) SPAC shall use reasonable best efforts to cause the Post-Closing SPAC Shares to be issued in connection with the Transactions to be approved for listing on the NYSE as promptly as practicable following the issuance thereof, subject to official notice of issuance, prior to the Closing Date.

Section 5.12 Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI and provision of notice thereof to the Trustee, (a) at the Closing, SPAC shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Stockholders of SPAC pursuant to the SPAC Stockholder Redemption, (B) pay the amounts due to the underwriters of the IPO for their deferred underwriting commissions as set forth in the Trust Agreement, (C) pay the amounts due to the Sponsor, directors and officers of SPAC as repayment of the Unpaid SPAC Liabilities,

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(D) pay all unpaid Company Expenses and SPAC Expenses, and (E) immediately thereafter, pay all remaining amounts then available in the Trust Account to an account designated by the Company in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 5.13 Transaction Support Agreements; Company Preferred Stockholder Approval and Company Stockholder Approval; Subscription Agreements.

(a) As promptly as reasonably practicable, SPAC shall deliver, or cause to be delivered, to the Company the Sponsor Letter Agreement duly executed by Sponsor.

(b) SPAC and the Company shall use reasonable best efforts to, as promptly as practicable after the Registration Statement / Proxy Statement becomes effective, (i) cause the Consent Solicitation Statement to be disseminated to the Company Stockholders in compliance with applicable Law and (ii) solicit written consents from the Company Stockholders to give the Company Stockholder Approval and the Company Preferred Stockholder Approval. The Company shall, through the Company Board, recommend to the Company Stockholders that they adopt this Agreement (the “Company Board Recommendation”) and shall include the Company Board Recommendation in the Consent Solicitation Statement. The Company Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Company Board Recommendation. The Company will provide SPAC with copies of all stockholder consents it receives within two (2) Business Days of receipt of the Company Stockholder Approval and the Company Preferred Stockholder Approval. If the Company Stockholder Approval and the Company Preferred Stockholder Approval are obtained, then promptly following the receipt of the required written consents, the Company will prepare and deliver to the Company Stockholders who have not consented the notice required by Section 228(e) and 262 of the DGCL. Unless this Agreement has been terminated in accordance with its terms, the Company’s obligation to solicit written consents from the Company Stockholders to give the Company Stockholder Approval and the Company Preferred Stockholder Approval in accordance with this Section 5.13(b) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Company Acquisition Proposal.

(c) The Company may not amend, modify or waive any provisions of a Transaction Support Agreement without the prior written consent of SPAC, and SPAC may not amend, modify or waive any provisions of the Sponsor Letter Agreement without the prior written consent of the Company.

(d) Following the date hereof, SPAC and the Sponsor may enter into new Subscription Agreements or other alternative arrangements (including, without limitation, non-redemption agreements, backstop agreements for the trust account, etc.) in order to ensure the ability of the SPAC to satisfy Section 6.3(c); provided that the SPAC shall not enter into any such agreements without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). Unless otherwise approved in writing by the Company, SPAC shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to termination), any provision or remedy under, or any replacements of, any of the Subscription Agreements; provided, that any amendment, modification or waiver that is solely ministerial in nature or otherwise immaterial and does not affect any economic or any other material term of any Subscription Agreement shall not require the prior written consent of the Company. In the event that any portion of the proceeds contemplated to be received by SPAC upon the consummation of the transactions contemplated by the Subscription Agreements become unavailable on the terms and conditions contemplated in each Subscription Agreement, regardless of the reason therefor, and such unavailable proceeds are required to fund the transactions contemplated by this Agreement on the Closing Date in order to satisfy Section 6.3(c), SPAC will (A) as promptly as practicable following the occurrence of such event, use its commercially reasonable efforts to obtain alternative financing (the “Alternative Financing”) (in an amount sufficient, when taken together with any then-available proceeds contemplated by the Subscriptions Agreements and available cash of SPAC, to consummate the Transactions) on terms not less favorable in the aggregate to SPAC than those contained in each Subscription Agreement that the Alternative Financing would replace from the same or other sources and which do not include any incremental conditionality to the consummation of such Alternative Financing that are more onerous to SPAC and the Company (in each case, in the aggregate) than the conditions set forth in each Subscription Agreement (as applicable) in effect as of the date of this Agreement and (B) immediately notify the Company of such unavailability and the reason therefor; provided that the SPAC shall not enter into any Alternative Financing without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). Upon receiving such notification, the Company will use its commercially reasonable efforts to assist SPAC in obtaining Alternative Financing.

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Section 5.14 Indemnification; Directors’ and Officers’ Insurance.

(a) Prior to the Closing, SPAC and the Company shall reasonably cooperate in order to obtain directors’ and officers’ liability insurance for SPAC and the Company that shall be effective as of Closing and will cover (i) those Persons who were directors and officers of SPAC and the Company prior to the Closing and (ii) those Persons who will be the directors and officers of SPAC and its Subsidiaries (including the directors and officers of the Company) at and after the Closing on terms not less favorable than the better of (A) the terms of the current directors’ and officers’ liability insurance in place for SPAC’s and the Company’s directors and officers and (B) the terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on NYSE which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as SPAC and its Subsidiaries (including the Surviving Company).

(b) From and after the Effective Time, SPAC and the Surviving Company shall, and each of SPAC and the Surviving Company shall cause its respective Subsidiaries to, indemnify and hold harmless each present and former director or officer of SPAC, the Company, and its respective Subsidiaries, or any other person that may be a director or officer of SPAC, the Company or one of their respective Subsidiaries prior to the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any actual or threatened Proceeding or other action, suit, Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time or relating to the enforcement by any such Person of his or her rights under this Section 5.14, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that SPAC, the Company, or its respective Subsidiaries would have been permitted under applicable Law and its certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such Person, and shall advance expenses (including reasonable attorneys’ fees and expenses of any such Person as incurred to the fullest extent permitted under applicable Law) (including, without limitation, in connection with any Proceeding brought by any such Person to enforce his or her rights under this Section 5.14). Without limiting the foregoing, SPAC shall, and shall cause the Surviving Company and its Subsidiaries to, (i) maintain for a period of not less than six years from the Effective Time provisions in its certificate of incorporation (if applicable), bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable to those Persons than the provisions of such certificates of incorporation (if applicable), bylaws and other organizational documents as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. SPAC shall assume, and be liable for, and shall cause the Surviving Company and their respective Subsidiaries to honor, each of the covenants in this Section 5.14.

(c) The Company shall not have any obligation under this Section 5.14 to any such Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Person in the manner contemplated hereby is prohibited by applicable Law.

(d) For a period of six (6) years after the Effective Time, SPAC shall, and shall cause the Surviving Company to maintain, without any lapses in coverage, directors’ and officers’ liability insurance for the benefit of those Persons who are currently covered by any comparable insurance policies of SPAC or the Company, as applicable, as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time (i.e., “tail coverage”). Such insurance policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under SPAC’s or the Company’s directors’ and officers’ liability insurance policies, as applicable, as of the date of this Agreement; provided that the Surviving Company shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the most recent annual premium paid by SPAC prior to the date of this Agreement and, in such event, the Surviving Company shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by SPAC prior to the date of this Agreement.

(e) If SPAC or the Surviving Company or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of SPAC or the Surviving Company shall assume all of the obligations set forth in this Section 5.14.

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(f) The Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.14 are intended to be third-party beneficiaries of this Section 5.14. This Section 5.14 shall survive the consummation of the Transactions and shall be binding on all successors and assigns of SPAC or the Surviving Company, as applicable.

Section 5.15 SPAC Incentive Equity Plan. Prior to the effectiveness of the Registration Statement/Proxy Statement, SPAC shall approve and adopt an equity incentive plan (the “SPAC Incentive Equity Plan”), in the manner prescribed under applicable Laws, effective as of one (1) day prior to the Closing Date, initially reserving a number of Post-Closing SPAC Shares for grant thereunder (exclusive of the number of Post-Closing SPAC Shares subject to outstanding Company Equity Awards as of such date of approval) equal to 10.0% of the total number of Post-Closing SPAC Shares that would be issued and outstanding on a fully diluted basis following the Effective Time. The SPAC Incentive Equity Plan will provide for customary annual increases to such share reserve not to exceed 5% of the then outstanding SPAC Shares for a period of up to 10 years. SPAC shall file with the SEC a registration statement on Form S-8 (or any successor form or comparable form in another relevant jurisdiction) relating to Post-Closing SPAC Shares issuable pursuant to the SPAC Incentive Equity Plan. Such registration statement shall be filed as soon as reasonably practicable after registration of shares on Form S-8 (or any successor form or comparable form in another relevant jurisdiction) first becomes available to SPAC, and SPAC shall use commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as any awards issued under the SPAC Incentive Equity Plan remain outstanding.

Section 5.16 Non-Transfer of Certain SPAC Intellectual Property.

(a) The Company acknowledges that SPAC is in possession of certain confidential and proprietary information of third parties received in connection with the SPAC’s evaluation of alternative business combinations, including but not limited to, information concerning the business, financial condition, operations, assets and liabilities, trade secrets, know-how, technology, customers, business plans, Intellectual Property Rights, promotional and marketing efforts, the existence and progress of financings, mergers, sales of assets, take-overs or tender offers of third parties, including SPAC’s, Merger Sub’s and their respective Representatives’ internal notes and analysis concerning such information (collectively, “Evaluation Material”), and that the Evaluation Material is or may be subject to confidentiality or non-disclosure agreement. The Company acknowledges it has no right or expectancy in or to the Evaluation Material.

(b) The Company shall have no right or expectancy in or to the name “Omnichannel Acquisition Corp.” or any derivation thereof, the trading symbol “OAC,” SPAC’s internet domain name, or the Intellectual Property Rights therein.

Section 5.17 Lockup Agreement. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall use commercially reasonable efforts to obtain an executed counterpart to the Lockup Agreement from each holder of Company Stock (other than the Supporting Company Stockholders) or any other Company Equity Award who has been designated by the parties hereto to execute such agreement but has not done so prior to the time of the execution and delivery of this Agreement.

ARTICLE VI
CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS

Section 6.1 Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the Transactions are subject to the satisfaction or waiver, if permitted by applicable Law, in writing by the Party for whose benefit such condition exists of the following conditions:

(a) the applicable waiting period(s) under the HSR Act in respect of the Transactions shall have expired or been terminated;

(b) the FLOIR’s written approval of the Florida Change of Control Filing shall have been obtained;

(c) the TDI Filing shall have been submitted to TDI;

(d) there shall not have been entered, enacted or promulgated any Law or Order enjoining or prohibiting the consummation of the Transactions;

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(e) the Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of the Registration Statement/Proxy Statement shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement/Proxy Statement, and no Proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(f) the Company Preferred Stockholder Approval and the Company Stockholder Approval shall have been obtained;

(g) the SPAC Stockholder Approval shall have been obtained;

(h) after giving effect to the Transactions, SPAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Offer;

(i) the Post-Closing SPAC Shares to be issued in connection with the Transactions shall have been approved for listing on NYSE, subject only to official notice of issuance thereof; and

(j) each Ancillary Document (other than the Subscription Agreements) shall have been executed and delivered by the parties thereto and shall be in full force and effect.

Section 6.2 Other Conditions to the Obligations of SPAC. The obligations of SPAC to consummate the Transactions are subject to the satisfaction or waiver, if permitted by applicable Law, in writing by SPAC of the following further conditions:

(a) (i) the Company Fundamental Representations (other than the representations and warranties set forth in Section 3.2(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 3.2(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties of the Company set forth in Article III (other than the Company Fundamental Representations and the representations and warranties set forth in Section 3.2(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;

(b) the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;

(c) since the date of this Agreement, no Company Material Adverse Effect has occurred that is continuing;

(d) at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to SPAC a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied, in a form and substance reasonably satisfactory to SPAC;

(e) SPAC shall have received a certificate of the secretary or equivalent officer of each of the Company certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of the Company authorizing the execution, delivery, and performance of this Agreement and the Transactions, and that all such resolutions are in full force and effect and are all of the resolutions adopted in connection with the Transactions; and

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(f) the Company shall have delivered to SPAC a counterpart of the Director Nomination Agreement, the form of which is attached hereto as Exhibit H (the “Director Nomination Agreement”) duly executed by the Company, which shall be effective immediately following the Effective Time.

Section 6.3 Other Conditions to the Obligations of the Company. The obligation of the Company to consummate the Transactions is subject to the satisfaction or waiver, if permitted by applicable Law, in writing by the Company of the following further conditions:

(a) (i) the SPAC Fundamental Representations (other than the representations and warranties set forth in Section 4.6(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 4.6(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date) and (iii) the representations and warranties of SPAC set forth in Article IV (other than the SPAC Fundamental Representations and the representations and warranties set forth in Section 4.6(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a material adverse effect;

(b) SPAC shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by SPAC under this Agreement at or prior to the Closing;

(c) the Aggregate Transaction Proceeds shall be greater than or equal to $200,000,000;

(d) the Company shall have received a certificate of the secretary or equivalent officer of SPAC certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of SPAC authorizing the execution, delivery, and performance of this Agreement and the Transactions, and that all such resolutions are in full force and effect and are all of the resolutions of the board of directors of SPAC adopted in connection with the Transactions;

(e) at or prior to the Closing, SPAC shall have delivered, or caused to be delivered, to the Company a certificate duly executed by an authorized officer of SPAC, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a) and Section 6.3(b) are satisfied, in a form and substance reasonably satisfactory to the Company; and

(f) at or prior to the Closing, the directors and officers of SPAC shall have resigned or otherwise been removed, effective as of the Closing.

Section 6.4 Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was proximately caused by the Company’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2. SPAC may not rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was proximately caused by SPAC’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2.

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ARTICLE VII
TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:

(a) by mutual written consent of SPAC and the Company;

(b) by SPAC, if any of the representations or warranties set forth in Article III shall not be true and correct or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by SPAC, and (ii) the Termination Date; provided, however, that SPAC is not then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied;

(c) by the Company, if any of the representations or warranties set forth in Article IV shall not be true and correct or if SPAC has failed to perform any covenant or agreement on the part of SPAC set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to SPAC by the Company and (ii) the Termination Date; provided, however, the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied;

(d) by either SPAC or the Company, if the Transactions shall not have been consummated on or prior to April 19, 2022 (the “Termination Date”); provided, that (i) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to SPAC if SPAC’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the Transactions on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if (x) either the Company’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the Transactions on or before the Termination Date or (y) a Supporting Company Stockholder’s breach of its covenants or obligations under the Transaction Support Agreement shall have proximately caused the failure to consummate the Transactions on or before the Termination Date;

(e) by either SPAC or the Company, if any Governmental Entity shall have issued an Order, promulgated a Law or taken any other action permanently enjoining, restraining or otherwise prohibiting the Transactions and such Order or other action shall have become final and nonappealable; provided, that (i) the right to terminate this Agreement under this Section 7.1(e) shall not be available to SPAC if (A) SPAC’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date or (B) SPAC is in material breach of its obligations under this Agreement on such date and (ii) the right to terminate this Agreement under this Section 7.1(e) shall not be available to the Company if (A) the Company’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on before such date or (B) the Company is in material breach of its obligations under this Agreement on such date;

(f) by either SPAC or the Company if the SPAC Stockholders Meeting has been held (including any adjournment thereof), has concluded, SPAC Stockholders have duly voted and the SPAC Stockholder Approval was not obtained;

(g) by the Company if, prior to obtaining the SPAC Stockholder Approval, the SPAC Board shall have made a SPAC Change in Recommendation or shall have failed to include the SPAC Board Recommendation in the Registration Statement/Proxy Statement distributed to SPAC Stockholders.

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Section 7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Non-Party Affiliates) with the exception of (a) the confidentiality obligation set forth in Section 5.3(a), this Section 7.2, Article I and Article VIII (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their respective terms. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 7.1 shall not affect (i) any Liability on the part of any Party for any Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud or (ii) any Person’s Liability under any Subscription Agreement, the Confidentiality Agreement, any Transaction Support Agreement or the Sponsor Letter Agreement to which he, she or it is a party to the extent arising from a claim against such Person by another Person party to such agreement on the terms and subject to the conditions thereunder.

ARTICLE VIII
MISCELLANEOUS

Section 8.1 Non-Survival. Other than those representations, warranties and covenants set forth in Section 3.37, Section 3.38, Section 4.20 and Section 4.24, each of which shall survive following the Effective Time, or as otherwise provided in the last sentence of this Section 8.1, each of the representations and warranties, and each of the agreements and covenants (to the extent such agreement or covenant contemplates or requires performance at or prior to the Effective Time), of the Parties set forth in this Agreement, shall terminate at the Effective Time, such that no claim for breach of any such representation, warranty, agreement or covenant, detrimental reliance or other right or remedy (whether in contract, in tort, at law, in equity or otherwise) may be brought with respect thereto after the Effective Time against any Party, any Company Non-Party Affiliate or any SPAC Non-Party Affiliate. Each covenant and agreement contained herein that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms, and each covenant and agreement contained in any Ancillary Document that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms and any other provision in any Ancillary Document that expressly survives the Effective Time shall so survive the Effective Time in accordance with the terms of such Ancillary Document.

Section 8.2 Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents), the Confidentiality Agreement, and any other documents, instruments and certificates explicitly referred to herein, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties or any of their respective Subsidiaries with respect to the subject matter hereof. No representations, warranties, covenants, understandings, agreements, oral or otherwise, with respect to the subject matter contemplated by this Agreement exist between the Parties, except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement. No Party shall assign, delegate or otherwise transfer this Agreement or any part hereof without the prior written consent of the other Parties (including the Sponsor after the Closing). Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 8.2 shall be null and void, ab initio.

Section 8.3 Amendment. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the Parties in the same manner as this Agreement and which makes reference to this Agreement (including the Sponsor after the Closing). This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be null and void, ab initio.

Section 8.4 Notices. All notices, requests, claims, demands and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid,

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(iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a) If to SPAC or, prior to the Effective Time, Merger Sub, to:

Omnichannel Acquisition Corp.

485 Springfield Avenue, #8

Summit, New Jersey 07901

Attn: Matt Higgins; Austin Simon

Email: mhiggins@omnichannelcorp.com; asimon@omnichannelcorp.com with copies (which shall not constitute notice) to:

Winston & Strawn LLP

200 Park Avenue

New York, NY 10166

Attn: Brad Vaiana; Kyle Gann

Email: bvaiana@winston.com; kgann@winston.com

(b) If to the Company, to:

Kin Insurance, Inc.
55 W. Monroe, Suite 2200

Chicago, IL 60603

Email: Legal@kin.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attention: John Greer

Email: John.Greer@lw.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 8.5 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

Section 8.6 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the Transactions, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and SPAC shall pay, or cause to be paid, all Unpaid SPAC Expenses and (b) if the Closing occurs, then SPAC shall pay, or cause to be paid, all Unpaid Company Expenses and all Unpaid SPAC Expenses.

Section 8.7 Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor their respective counsels, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,”

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“hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to SPAC, any documents or other materials posted to the electronic data room located https://app.carta.com under the project name “Vostok” as of 5:00 p.m., Eastern Time, at least one (1) day prior to the date of this Agreement; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 8.8 Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the SPAC Disclosure Schedules corresponding to any Section or subsection of Article III (in the case of the Company Disclosure Schedules) or Article IV (in the case of the SPAC Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article III (in the case of the Company Disclosure Schedules) or Article IV (in the case of the SPAC Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article III or Article IV may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 8.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and their respective successors and permitted assigns and, except as provided in Section 5.14 and the two subsequent sentences of this Section 8.9, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Sponsor shall be an express third-party beneficiary of Section 8.2, Section 8.3, Section 8.14 and this Section 8.9 (to the extent related to the foregoing). Each of the Non-Party Affiliates shall be an express third-party beneficiary of Section 8.13 and this Section 8.9 (to the extent related to the foregoing).

Section 8.10 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

Section 8.11 Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by electronic means, including DocuSign, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

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Section 8.12 Knowledge of Company; Knowledge of SPAC. For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12 of the Company Disclosure Schedules, after reasonable due inquiry. For all purposes of this Agreement, the phrase “to SPAC’s knowledge” and “to the knowledge of SPAC” and any derivations thereof shall mean as of the applicable date, the knowledge of the individuals set forth on Section 8.12 of the SPAC Disclosure Schedules, after reasonable due inquiry. For the avoidance of doubt, none of the individuals set forth on Section 8.12 of the Company Disclosure Schedules or Section 8.12 of the SPAC Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 8.13 No Recourse. Except for (x) claims pursuant to any Ancillary Document by any party(ies) thereto against any Company Non-Party Affiliate or any SPAC Non-Party Affiliate (each, a “Non-Party Affiliate”), and then solely with respect to claims against the Non-Party Affiliates that are party to the applicable Ancillary Document or (y) in the event of Fraud of a Non-Party Affiliate, each Party agrees on behalf of itself and on behalf of the Company Non-Party Affiliates, in the case of the Company, and the SPAC Non-Party Affiliates, in the case of SPAC, that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the Transactions shall be asserted against any Non-Party Affiliate, and (b) none of the Non-Party Affiliates shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the Transactions, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, SPAC or any Non-Party Affiliate concerning any Group Company, SPAC, this Agreement or the Transactions.

Section 8.14 Extension; Waiver. The Company prior to the Closing and the Company and Sponsor after the Closing may (a) extend the time for the performance of any of the obligations or other acts of SPAC set forth herein, (b) waive any inaccuracies in the representations and warranties of SPAC set forth herein or (c) waive compliance by SPAC with any of the agreements or conditions set forth herein. SPAC may (i) extend the time for the performance of any of the obligations or other acts of the Company, set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 8.15 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.

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Section 8.16 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court sitting in Wilmington, Delaware), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the Transactions, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the Transactions, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.

Section 8.17 Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof and thereof, without proof of damages and without posting a bond, prior to the valid termination of this Agreement in accordance with Section 7.1, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific enforcement is an integral part of the Transactions and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.17 shall not be required to provide any bond or other security in connection with any such injunction.

Section 8.18 Trust Account Waiver. Reference is made to the final prospectus of SPAC, filed with the SEC (File No. 333-249686) on November 23, 2020 (the “SPAC Prospectus”). The Company acknowledges, agrees and understands that SPAC has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of SPAC’s public stockholders (including overallotment shares acquired by SPAC’s underwriters, the “Public Stockholders”), and that, except as otherwise described in the SPAC Prospectus, SPAC may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their SPAC Shares in connection with the consummation of SPAC’s initial business combination (as such term is used in the SPAC Prospectus) (the “Business Combination”) or in connection with an extension of its deadline to consummate a Business Combination, (b) to the Public Stockholders if SPAC fails to consummate a Business Combination within eighteen (18) months after the closing of the IPO, (c) with respect to any interest earned on the amounts held in the Trust Account, as necessary to pay for any franchise and income Taxes, or (d) to SPAC after or concurrently with the consummation of a Business Combination. For and in consideration of SPAC entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself, its stockholders, and its Affiliates that, none of the

Annex A-76

Company, its stockholders nor any of its Affiliates does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between SPAC or any of its Representatives, on the one hand, and the Company or any of its Representatives or Affiliates, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”). The Company on behalf of itself, its stockholders and its Affiliates hereby irrevocably waives any Released Claims that it or any of its Representatives or Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with SPAC or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with SPAC or its Affiliates).

Section 8.19 Conflicts and Privilege.

(a) SPAC and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Company), hereby agree that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among (i) the Sponsor, the stockholders or holders of other Equity Securities of the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than SPAC or the Surviving Company) (collectively, the “Omni Group”), on the one hand, and (ii) the Surviving Company and/or any Group Company, on the other hand, any legal counsel, including Winston & Strawn LLP (“W&S”), that represented SPAC and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the Omni Group, in such dispute even though the interests of such Persons may be directly adverse to the Surviving Company, and even though such counsel may have represented SPAC in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Company and/or the Sponsor. SPAC and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Company), further agree that, as to all legally privileged communications prior to the Closing made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Proceeding arising out of or relating to, this Agreement, any Ancillary Documents or the Transactions between or among SPAC, the Sponsor and/or any other member of the Omni Group, on the one hand, and W&S, on the other hand (the “W&S Privileged Communications”), the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the Omni Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Company. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with SPAC or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Company. SPAC and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the W&S Privileged Communications, whether located in the records or email server of the SPAC, Surviving Company or their respective Subsidiaries, in any Proceeding against or involving any of the Parties after the Closing, and SPAC and the Company agree not to assert that any privilege has been waived as to the W&S Privileged Communications, by virtue of the Merger. Notwithstanding the foregoing, if a dispute arises after the Closing between or among the Surviving Company or any of its Subsidiaries or its or their respective directors, members, partners, officers, employees or Affiliates (other than the Omni Group), on the one hand, and a third party other than (and unaffiliated with) the Omni Group, on the other hand, then the Surviving Company and/or any Group Company may assert the attorney-client privilege to prevent disclosure to such third party of W&S Privileged Communications, and, in relation to such dispute, no member of the Omni Group shall be permitted to waive its attorney-client privilege with respect to such confidential communications without the Surviving Company’s prior written consent.

(b) SPAC and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Company), hereby agree that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among (i) the stockholders or holders of other equity interests of the Company and any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Company) (collectively, the “Kin Group”), on the one hand, and (ii) the Surviving Company and/or any member of the Omni Group, on the other hand, any legal counsel, including Latham & Watkins LLP (“Latham”) that represented the Company prior to the Closing may represent any member of the Kin Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Company, and even though such counsel may have represented SPAC and/or the Company in a matter substantially related to such dispute, or may be handling ongoing

Annex A-77

matters for the Surviving Company, further agree that, as to all legally privileged communications prior to the Closing made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Proceeding arising out of or relating to, this Agreement, any Ancillary Documents or the Transactions between or among the Company and/or any member of the Kin Group, on the one hand, and Latham, on the other hand (the “Latham Privileged Communications”), the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the Kin Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Company. Notwithstanding the foregoing, any privileged communications or information shared by SPAC prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Company. SPAC and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Latham Privileged Communications, whether located in the records or email server of the SPAC, Surviving Company or their respective Subsidiaries, in any Proceeding against or involving any of the Parties after the Closing, and SPAC and the Company agree not to assert that any privilege has been waived as to the Latham Privileged Communications, by virtue of the Merger.

* * * * * *

Annex A-78

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

Omnichannel Acquisition Corp.
By:	/s/ Matt Higgins
Name:	Matt Higgins
Title:	Chief Executive Officer
Omnichannel Merger Sub, Inc.
By:	/s/ Matt Higgins
Name:	Matt Higgins
Title:	President
Kin Insurance, Inc.
By:	/s/ Sean Harper
Name:	Sean Harper
Title:	Chief Executive Officer

Annex A-79

EXHIBIT A
FORM OF SUBSCRIPTION AGREEMENT

Annex A-80

EXHIBIT B
FORM OF SPONSOR LETTER AGREEMENT

Annex A-81

EXHIBIT C
FORM OF TRANSACTION SUPPORT AGREEMENT

Annex A-82

EXHIBIT D
FORM OF LOCKUP AGREEMENT

Annex A-83

EXHIBIT E
FORM OF REGISTRATION RIGHTS AGREEMENT

Annex A-84

EXHIBIT F
FORM OF AMENDED AND RESTATED SPAC BYLAWS

[Attached.]

Annex A-85

EXHIBIT G
FORM OF SECOND AMENDED AND RESTATED
SPAC CERTIFICATE OF INCORPORATION

[Attached.]

Annex A-86

EXHIBIT H
FORM OF DIRECTOR NOMINATION AGREEMENT

Annex A-87

Annex B

Amended and Restated Bylaws of

Kin Insurance, Inc.

(a Delaware corporation)

Annex B-i

Annex B-ii

Amended and Restated Bylaws of

Kin Insurance, Inc.

_____________________________________

Article I — Corporate Offices

1.1 Registered Office.

The address of the registered office of Kin Insurance, Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).

1.2 Other Offices.

The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.

Article II — Meetings of Stockholders

2.1 Place of Meetings.

Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

2.2 Annual Meeting.

The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 may be transacted. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.

2.3 Special Meeting.

Special meetings of the stockholders may be called only by such persons and only in such manner as set forth in the Certificate of Incorporation.

No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting. The Board may postpone, reschedule or cancel any previously scheduled special meeting of stockholders.

2.4 Notice of Business to be Brought before a Meeting.

(a) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Board, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board or the Chairman of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with this Section 2.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. The only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Section 2.3, and stockholders shall

Annex B-1

not be permitted to propose business to be brought before a special meeting of the stockholders. For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board must comply with Section 2.5, and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5.

(b) For business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if no annual meeting was held in the preceding year, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which Public Disclosure (as defined below) of the date of such annual meeting was first made by the Corporation; provided, further, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which Public Disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

(c) To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary of the Corporation shall set forth:

(i) As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);

(ii) As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the

Annex B-2

ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (D) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (F) a representation that such Proposing Person intends or is part of a group that intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (G) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner; and

(iii) As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws, the language of the proposed amendment), and (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other person or entity (including their names) in connection with the proposal of such business by such stockholder; and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this Section 2.4(c)(iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.

For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(d) A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable

Annex B-3

deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(e) Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(f) This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(g) For purposes of these bylaws, “Public Disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

2.5 Notice of Nominations for Election to the Board.

(a) Nominations of any person for election to the Board at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) as provided in that certain Director Nomination Agreement, dated as of [•], by and between the Corporation and Omnichannel Sponsor LLC (as such agreement may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Director Nomination Agreement”), (ii), by or at the direction of the Board, including by any committee or persons authorized to do so by the Board or these bylaws, or (iii) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.5 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Other than as provided in the Director Nomination Agreement, the foregoing clause (iii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting or special meeting.

(b) (i) Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting, the stockholder must (1) provide Timely Notice thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5.

(ii) Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting, then for a stockholder to make any nomination of a person or persons for election to the Board at a special meeting, the stockholder must (i) provide Timely Notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (ii) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder’s notice

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for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the ninetieth (90th) day prior to such special meeting or, if later, the tenth (10th) day following the day on which Public Disclosure of the date of such special meeting was first made.

(iii) In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(iv) In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by stockholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice, (ii) the date set forth in Section 2.5(b)(ii) or (iii) the tenth day following the date of Public Disclosure of such increase.

(c) To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary of the Corporation shall set forth:

(i) As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(c)(i), except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(i));

(ii) As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(c)(ii), except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(ii) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(c)(ii) shall be made with respect to the election of directors at the meeting); and

(iii) As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.5(f).

For purposes of this Section 2.5, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.

(d) A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any

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adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

(e) In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

(f) To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board), to the Secretary of the Corporation at the principal executive offices of the Corporation, (i) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee and (ii) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed to the Corporation and (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect).

(g) The Board may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s corporate governance guidelines.

(h) A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.5, if necessary, so that the information provided or required to be provided pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.

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(i) No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with this Section 2.5. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.

(j) Notwithstanding anything in these bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5.

2.6 Notice of Stockholders’ Meetings.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.7 Quorum.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.8 until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.8 Adjourned Meeting; Notice.

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.

2.9 Conduct of Business.

The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting,

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may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.10 Voting.

Except as may be otherwise provided in the Certificate of Incorporation, these bylaws or the DGCL, each stockholder shall be entitled to one (1) vote for each share of capital stock held by such stockholder.

Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.

2.11 Record Date for Stockholder Meetings and Other Purposes.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

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2.12 Proxies.

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

2.13 List of Stockholders Entitled to Vote.

The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.13 or to vote in person or by proxy at any meeting of stockholders.

2.14 Inspectors of Election.

Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

Such inspectors shall:

(i) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;

(ii) count all votes or ballots;

(iii) count and tabulate all votes;

(iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and

(v) certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

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Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.

2.15 Delivery to the Corporation.

Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Article III — Directors

3.1 Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

3.2 Number of Directors.

Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3 Election, Qualification and Term of Office of Directors.

Except as provided in Section 3.4, and subject to the Certificate of Incorporation and the Director Nomination Agreement, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal. Directors need not be stockholders. The Certificate of Incorporation or these bylaws may prescribe qualifications for directors.

3.4 Resignation and Vacancies.

Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. Subject to the Director Nomination Agreement, when one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.

Subject to the Director Nomination Agreement, and unless otherwise provided in the Certificate of Incorporation or these bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

3.5 Place of Meetings; Meetings by Telephone.

The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of

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conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.

3.6 Regular Meetings.

Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.

3.7 Special Meetings; Notice.

Special meetings of the Board for any purpose or purposes may be called at any time by the chairperson of the Board, the Chief Executive Officer, the President or the Secretary of the Corporation or a majority of the total number of directors constituting the Board.

Notice of the time and place of special meetings shall be:

(i) delivered personally by hand, by courier or by telephone;

(ii) sent by United States first-class mail, postage prepaid;

(iii) sent by facsimile or electronic mail; or

(iv) sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four (4) days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

3.8 Quorum.

At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.9 Board Action without a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.

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3.10 Fees and Compensation of Directors.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Article IV — Committees

4.1 Committees of Directors.

The Board may designate one (1) or more committees, each committee to consist, of one (1) or more of the directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.

4.2 Committee Minutes.

Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

4.3 Meetings and Actions of Committees.

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i) Section 3.5 (Place of Meetings; Meetings by Telephone);

(ii) Section 3.6 (Regular Meetings);

(iii) Section 3.7 (Special Meetings; Notice);

(iv) Section 3.9 (Board Action without a Meeting); and

(v) Section 7.13 (Waiver of Notice),

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members; provided, however, that:

(i) the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii) special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and

(iii) the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.3, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

4.4 Subcommittees.

Unless otherwise provided in the Certificate of Incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

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Article V — Officers

5.1 Officers.

The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Financial Officer, a Treasurer, one (1) or more Vice Presidents, one (1) or more Assistant Vice Presidents, one (1) or more Assistant Treasurers, one (1) or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.

5.2 Appointment of Officers.

The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3.

5.3 Subordinate Officers.

The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

5.4 Removal and Resignation of Officers.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5 Vacancies in Offices.

Any vacancy occurring in any office of the Corporation shall be filled by the Board or as provided in Section 5.2.

5.6 Representation of Shares of Other Corporations.

The Chairperson of the Board, the Chief Executive Officer, or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7 Authority and Duties of Officers.

All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

Annex B-13

5.8 Compensation.

The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.

Article VI — Records

A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

Article VII — General Matters

7.1 Execution of Corporate Contracts and Instruments.

The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

7.2 Stock Certificates.

The shares of the Corporation shall be represented by certificates or shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board, the Chief Executive Officer, the President, Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

7.3 Special Designation of Certificates.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned

Annex B-14

notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

7.4 Lost Certificates.

Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

7.5 Shares Without Certificates

The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

7.6 Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

7.7 Dividends.

The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

7.8 Fiscal Year.

The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

7.9 Seal.

The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

7.10 Transfer of Stock.

Shares of the stock of the Corporation shall be transferable in the manner prescribed by law and in these bylaws. Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

Annex B-15

7.11 Stock Transfer Agreements.

The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

7.12 Registered Stockholders.

The Corporation:

(i) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

(ii) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

7.13 Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.

Article VIII — Notice

8.1 Delivery of Notice; Notice by Electronic Transmission.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iii) if by any other form of electronic transmission, when directed to the stockholder.

Annex B-16

Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two (2) consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, that the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

An affidavit of the Secretary or an Assistant Secretary of the Corporation or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Article IX — Indemnification

9.1 Indemnification of Directors and Officers.

The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any director or officer of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership (a “covered person”), joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 9.4, the Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board.

9.2 Indemnification of Others.

The Corporation shall have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

9.3 Prepayment of Expenses.

The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by any covered person, and may pay the expenses incurred by any employee or agent of the Corporation, in defending any Proceeding in advance of its final disposition; provided, however, that such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article IX or otherwise.

9.4 Determination; Claim.

If a claim for indemnification (following the final disposition of such Proceeding) under this Article IX is not paid in full within sixty (60) days, or a claim for advancement of expenses under this Article IX is not paid in full within thirty (30) days, after a written claim therefor has been received by the Corporation the claimant may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

Annex B-17

9.5 Non-Exclusivity of Rights.

The rights conferred on any person by this Article IX shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

9.6 Insurance.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

9.7 Other Indemnification.

The Corporation’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

9.8 Continuation of Indemnification.

The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article IX shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

9.9 Amendment or Repeal; Interpretation.

The provisions of this Article IX shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a director or officer of the Corporation (whether before or after the adoption of these bylaws), in consideration of such person’s performance of such services, and pursuant to this Article IX the Corporation intends to be legally bound to each such current or former director or officer of the Corporation. With respect to current and former directors and officers of the Corporation, the rights conferred under this Article IX are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of theses bylaws. With respect to any directors or officers of the Corporation who commence service following adoption of these bylaws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such director or officer commencing service as a director or officer of the Corporation. Any repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or director of the Corporation in effect prior to the time of such repeal or modification.

Any reference to an officer of the Corporation in this Article IX shall be deemed to refer exclusively to the Chief Executive Officer, the President and the Secretary of the Corporation, or other officer of the Corporation appointed by (x) the Board pursuant to Article V or (y) an officer to whom the Board has delegated the power to appoint officers pursuant to Article V, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article IX.

Annex B-18

Article X — Amendments

The Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.

Article XI — Forum Selection

Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative Proceeding brought on behalf of the Corporation, (ii) any Proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any Proceeding arising pursuant to any provision of the DGCL or the Certificate of Incorporation or these bylaws (as either may be amended from time to time) or (iv) any Proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article XI, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XI. Notwithstanding the foregoing, the provisions of this Article XI shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any paragraph of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Article XII — Definitions

As used in these bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

Annex B-19

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

Annex B-20

Kin Insurance, Inc.

Certificate of Amendment and Restatement of Bylaws

The undersigned hereby certifies that he is the duly elected, qualified, and acting Chief Executive Officer of Kin Insurance, Inc., a Delaware corporation (the “Corporation”), and that the foregoing bylaws were approved on [•], 2021, effective as of [•], 2021, by the Corporation’s board of directors.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this [•] day of [•], 2021.

Name:	Sean Harper
Title:	Chief Executive Officer

Annex B-21

Annex C

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

KIN INSURANCE, INC.

Kin Insurance, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1. The Corporation was incorporated under the name Omnichannel Acquisition Corp. by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on September 9, 2020 (the “Original Certificate”).

2. An Amended and Restated Certificate of Incorporation, which amended and restated the Original Certificate in its entirety, was filed with the Secretary of State of the State of Delaware on November 19, 2020 (the “Existing Certificate”).

3. This Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate”), which amends and restates the Existing Certificate in its entirety to, among other things, change the name of the Corporation from “Omnichannel Acquisition Corp.” to “Kin Insurance, Inc.”, has been approved by the Board of Directors of the Corporation (the “Board of Directors”) in accordance with Sections 242 and 245 of the DGCL and has been adopted by the stockholders of the Corporation at a meeting of the stockholders of the Corporation in accordance with the provisions of Section 211 of the DGCL.

4. The text of the Existing Certificate is hereby amended and restated by this Second Amended and Restated Certificate to read in its entirety as set forth in EXHIBIT A attached hereto.

5. This Second Amended and Restated Certificate shall become effective on the date of its filing with the Secretary of State of the State of Delaware.

[Signature page follows.]

Annex C-1

IN WITNESS WHEREOF, this Second Amended and Restated Certificate has been executed by a duly authorized officer of the Corporation on this [•] day of [•], 2021.

By:
Name:	Matt Higgins
Title:	Chief Executive Officer

[Signature Page to Second Amended and Restated Certificate of Incorporation]

Annex C-2

EXHIBIT A

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

KIN INSURANCE, INC.

ARTICLE I
NAME

The name of the corporation is Kin Insurance, Inc. (the “Corporation”).

ARTICLE II
REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, DE 19801, New Castle County, and the name of its registered agent at such address is National Registered Agents, Inc.

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.

ARTICLE IV
CAPITAL STOCK

The Corporation is authorized to issue two classes of capital stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock which the Corporation shall have authority to issue is [•]. The total number of shares of Common Stock that the Corporation is authorized to issue is [•], having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is [•], having a par value of $0.0001 per share.

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A. COMMON STOCK.

1. General. The voting, dividend, liquidation, and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.

2. Voting. Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate of Incorporation of the Corporation (this “Certificate”) (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate (including any Certificate of Designation) or pursuant to the DGCL.

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Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

3. Dividends. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

4. Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

B. PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Certificate (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate (including any Certificate of Designation).

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V
BOARD OF DIRECTORS

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

A. Subject to that certain Director Nomination Agreement, dated as of [•], by and between the Corporation and Omnichannel Sponsor, LLC (as such agreement may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Director Nomination Agreement”) and the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the directors of the Corporation shall be classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. The initial Class I directors shall serve for a term expiring at the first annual meeting of the stockholders following the date of this Certificate; the initial Class II directors shall serve for a term expiring at the second annual meeting of the stockholders following the date of this Certificate; and the initial Class III directors shall serve for a term expiring at the third annual meeting following the date of this Certificate. At each annual meeting of the stockholders of the Corporation beginning with the first annual meeting of the stockholders following the date of this Certificate, subject to the Director Nomination Agreement and the special rights of the holders of one or more outstanding series of

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Preferred Stock to elect directors, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of the stockholders held in the third year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal. No decrease in the number of directors shall shorten the term of any incumbent director. Subject to the Director Nomination Agreement, the Board of Directors is authorized to assign members of the Board of Directors already in office to Class I, Class II and Class III.

B. Except as otherwise expressly provided by the DGCL or this Certificate, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors.

C. Subject to the Director Nomination Agreement and the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

D. Subject to the Director Nomination Agreement and the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Subject to the Director Nomination Agreement, any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term of the class to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification, or removal.

E. Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article V, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article V, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in any Certificate of Designation in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation, the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

F. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Amended and Restated Bylaws of the Corporation (as amended and/or restated from time to time, the “Bylaws”). In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

G. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

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ARTICLE VI
STOCKHOLDERS

A. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

B. Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or the President, and shall not be called by any other person or persons.

C. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

ARTICLE VII
LIABILITY

No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VII, or the adoption of any provision of this Certificate inconsistent with this Article VII, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE VIII
INDEMNIFICATION

The Corporation shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

ARTICLE IX
CORPORATE OPPORTUNITY

To the extent permitted by applicable law, each of the stockholders of the Corporation and their respective successors and affiliates and all of their respective partners, principals, directors, officers, members, managers, equity holders and/or employees (including any of the foregoing who serve as non-employee directors of the Corporation) (each, an “Exempted Person”) shall not have any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Corporation or any of its subsidiaries, except as otherwise expressly provided in any agreement entered into between the Corporation and such Exempted Person. To the fullest extent permitted by applicable law, the Corporation, on behalf of itself and its subsidiaries, renounces any interest or expectancy of the Corporation and its subsidiaries in, or in being offered an opportunity to participate in, business opportunities that are from time to time available to the Exempted Persons, even if the opportunity is one that the Corporation or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if

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granted the opportunity to do so, and each such Exempted Person shall have no duty to communicate or offer such business opportunity to the Corporation (and there shall be no restriction on the Exempted Persons using the general knowledge and understanding of the industry in which the Corporation operates which it has gained as an Exempted Person in considering and pursuing such opportunities or in making investment, voting, monitoring, governance or other decisions relating to other entities or securities) and, to the fullest extent permitted by applicable law, shall not be liable to the Corporation or any of its subsidiaries or stockholders for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such Exempted Person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Corporation or its subsidiaries, or uses such knowledge and understanding in the manner described herein, in each case, except as otherwise expressly provided in any agreement entered into between the Corporation and such Exempted Person. In addition to and notwithstanding the foregoing, a corporate opportunity shall not be deemed to belong to the Corporation if it is a business opportunity that the Corporation is not financially able or contractually permitted or legally able to undertake, or that is, from its nature, not in the line of the Corporation’s business or is of no practical advantage to it or that is one in which the Corporation has no interest or reasonable expectancy. Any person or entity purchasing or otherwise acquiring any interest in any shares of stock of the Corporation shall be deemed to have notice of the provisions of this Article IX. Neither the alteration, amendment, addition to or repeal of this Article IX, nor the adoption of any provision of this Certificate (including any Certificate of Designation) inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Article IX, would accrue or arise, prior to such alteration, amendment, addition, repeal or adoption. This Article IX shall not limit any protections or defenses available to, or indemnification or advancement rights of, any director or officer of the Corporation under this Certificate, the Bylaws or applicable law.

ARTICLE X
FORUM SELECTION

Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Bylaws or this Certificate (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article X, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article X. Notwithstanding the foregoing, the provisions of this Article X shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

If any provision or provisions of this Article X shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article X (including, without limitation, each portion of any paragraph of this Article X containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

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ARTICLE X
AMENDMENTS

A. Notwithstanding anything contained in this Certificate to the contrary, in addition to any vote required by applicable law, the following provisions in this Certificate may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Part B of Article IV, Article V, Article VI, Article VII, Article VIII, Article IX, Article X, and this Article XI.

B. If any provision or provisions of this Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate (including, without limitation, each portion of any paragraph of this Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate (including, without limitation, each such portion of any paragraph of this Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

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Annex D

EXECUTION VERSION

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on July 19, 2021, by and among Omnichannel Acquisition Corp., a Delaware corporation (the “Company”), and the undersigned subscriber (“Subscriber”).

WHEREAS, concurrently with the execution of this Subscription Agreement, the Company is entering into a Business Combination Agreement with Kin Insurance, Inc., a Delaware corporation (“Target”), and Omnichannel Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), dated as of July 19, 2021, pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into Target, with Target surviving the merger as a wholly owned subsidiary of the Company (such agreement as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement” and the transactions contemplated by the Merger Agreement, the “Transaction”);

WHEREAS, in connection with the Transaction, Subscriber desires to subscribe for and purchase from the Company, immediately prior to the consummation of the Transaction, that number of shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Shares”), set forth on the signature page hereto (the “Subscribed Shares”) for a purchase price of $10.00 per share (the “Per Share Price” and the aggregate of such Per Share Price for all Subscribed Shares being referred to herein as the “Purchase Price”), and the Company desires to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company; and

WHEREAS, concurrently with the execution of this Subscription Agreement, the Company is entering into subscription agreements (the “Other Subscription Agreements” and together with this Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Subscribers” and together with Subscriber, the “Subscribers”), which are on substantially the same terms as the terms of this Subscription Agreement, pursuant to which such Subscribers have agreed to purchase on the closing date of the Transaction (the “Closing Date”), inclusive of the Subscribed Shares, an aggregate amount of 8,042,500 Class A Shares at the Per Share Price;

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Subscription. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby agrees to subscribe for and purchase, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Subscribed Shares (such subscription and issuance, the “Subscription”).

2. Closing.

a. The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the Closing Date immediately prior to, and is contingent upon, the consummation of the Transaction.

b. At least five (5) Business Days (as defined below) before the anticipated Closing Date, the Company shall deliver written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Company. No later than two (2) Business Days after receiving the Closing Notice, Subscriber shall deliver to the Company such information as is reasonably requested in the Closing Notice in order for the Company to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Shares are to be issued. No later than two (2) Business Days prior to the Closing Date, Subscriber shall deliver the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice, such funds to be held by the Company in escrow until the Closing. Upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 2, the Company shall deliver to Subscriber (i) at the Closing, the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under state

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or federal securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions), and (ii) as promptly as practicable after the Closing, evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date. Notwithstanding the foregoing two sentences, if Subscriber informs the Company (1) that it is an investment company registered under the Investment Company Act of 1940, as amended or (2) that it is advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, then, in lieu of the settlement procedures in the foregoing two sentences, the following shall apply: Subscriber shall deliver at 8:00 a.m. New York City time (or as soon as practicable following receipt of evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date) on the Closing Date the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice against (and concurrently with) delivery by the Company to Subscriber of (A) the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under state or federal securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable, and (B) evidence from the Company or its transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date. In the event that the consummation of the Transaction does not occur within five (5) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Company and Subscriber, the Company shall promptly (but in no event later than two (2) Business Days thereafter) return the funds so delivered by Subscriber to the Company by wire transfer in immediately available funds to the account specified by Subscriber, and any book entries representing the Subscribed Shares shall be deemed cancelled. Notwithstanding such return or cancellation, (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2(b) to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 6, Subscriber shall remain obligated (x) to redeliver funds to the Company following the Company’s delivery to Subscriber of a new Closing Notice and (y) to consummate the Closing upon satisfaction of the conditions set forth in this Section 2. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank of New York is closed.

c. The Closing shall be subject to the satisfaction, or valid waiver by each of the parties hereto, of the conditions that, on the Closing Date:

(i) no suspension of the qualification of the Subscribed Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred;

(ii) all conditions precedent to the closing of the Transaction set forth in the Merger Agreement, including the approval of the Company’s stockholders, shall have been satisfied or waived (other than those conditions which, by their nature, are to be satisfied at the closing of the Transaction pursuant to the Merger Agreement or by the Closing itself, but subject to their satisfaction or valid waiver at the closing of the Transaction), and the closing of the Transaction shall be scheduled to occur concurrently with or immediately following the Closing; and

(iii) no governmental authority (including any insurance regulatory authority) shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition.

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d. In addition to the conditions set forth in Section 2(c), the obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver by the Company of the additional conditions that, on the Closing Date:

(i) all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects) at and as of the Closing Date; and

(ii) Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

e. In addition to the conditions set forth in Section 2(c), the obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or valid waiver by Subscriber of the additional conditions that, on the Closing Date:

(i) all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct (other than representations and warranties that are qualified as to materiality or a Company Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects) at and as of the Closing Date, other than, in each case, failures to be true and correct that would not result, individually or in the aggregate, in a Company Material Adverse Effect;

(ii) (a) from and after the date hereof, there shall not have occurred a Company Material Adverse Effect (defined below), and (b) Company shall have obtained all consents or approvals (including any approval of Company’s shareholders) necessary to permit Company to perform its obligations under this Subscription Agreement and consummate the Transaction;

(iii) the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing;

(iv) there shall have been no amendment, waiver or modification to the Merger Agreement or the Company’s organizational documents that materially and adversely affects (x) the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement, except to the extent consented to in writing by Subscriber, or (y) the Company; and

(v) the Company’s supplemental listing application with NYSE in connection with the closing of the Transaction shall have been conditionally approved and, immediately following the closing of the Transaction pursuant to the Merger Agreement, the Company shall satisfy any applicable continued listing requirements of NYSE.

f. Prior to or at the Closing, Subscriber shall deliver to the Company all such other information as is reasonably requested in order for the Company to issue the Subscribed Shares to Subscriber, including a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.

3. Company Representations and Warranties. The Company represents and warrants to Subscriber that:

a. The Company (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and, in the case of the Company, perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the

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foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company and its subsidiaries, taken together as a whole (on a consolidated basis), that, individually or in the aggregate, would be reasonably expected to have a material adverse effect on the Company’s business, properties, financial condition, stockholders’ equity or results of operations or materially affects the validity of the Subscribed Shares or the legal authority or ability of the Company to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares.

b. The Subscribed Shares have been duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, will be validly issued, fully paid and non-assessable and will not have been issued in violation of any preemptive or similar rights created under the Company’s organizational documents or the laws of its jurisdiction of incorporation.

c. This Subscription Agreement has been duly executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by Subscriber, this Subscription Agreement shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

d. The execution and delivery of this Subscription Agreement, the issuance and sale of the Subscribed Shares and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject; (ii) the organizational documents of the Company; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect.

e. Assuming the accuracy of the representations and warranties of Subscriber, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the New York Stock Exchange (“NYSE”)) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement (as defined below) pursuant to Section 5, (iii) other required filings with the Securities and Exchange Commission (the “Commission”) relating to the Transaction, (iv) those required by the NYSE, including with respect to obtaining stockholder approval, if applicable, (v) those required to consummate the Transaction as provided under the Merger Agreement, (vi) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, (vii) approval by the Florida Office of Insurance Regulation (“FLOIR”) of a change of control filing made by the Company with the FLOIR to seek approval of the Transaction, (viii) the filing by the Company and each of its subsidiaries that holds a Texas insurance business entity license of change of control Form FIN531 with the Texas Department of Insurance (“TDI”) and (ix) the failure of which to obtain would not reasonably be expected to have a Company Material Adverse Effect.

f. As of their respective dates, all reports, statements, schedules, prospectuses, proxy statements, registration statements and other documents required to be filed by the Company with the Commission prior to the date of this Subscription Agreement (the “SEC Reports”) complied in

Annex D-4

all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has timely filed each SEC Report since its initial registration of the Class A Shares with the Commission. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. There are no material outstanding or unresolved comments in comment letters from the staff of the Commission with respect to any of the SEC Reports.

g. As of the date hereof, the authorized share capital of the Company consists of 380,000,000 Class A Shares, 20,000,000 shares of Class B common stock, par value $0.0001 per share (“Class B Shares” and together with the Class A Shares, “Common Stock”), and 1,000,000 preferred shares, par value $0.0001 per share (“Preferred Shares”). As of the date hereof: (i) 20,650,000 Class A Shares, 5,162,500 Class B Shares and no Preferred Shares were issued and outstanding; (ii) 16,455,000 warrants, each exercisable to purchase one Class A Share at $11.50 per share (“Warrants”), were issued and outstanding, including 6,130,000 private placement warrants; and (iii) no Class A Shares are subject to issuance upon exercise of outstanding options. No Warrants are exercisable on or prior to the Closing. All (i) issued and outstanding Common Stock has been duly authorized and validly issued, is fully paid and non-assessable and is not subject to preemptive rights and (ii) outstanding Warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive rights. As of the date hereof, except as set forth above and pursuant to (i) the Other Subscription Agreements, and (ii) the Merger Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Common Stock or other equity interests in the Company (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. As of the date hereof, the Company has no subsidiaries other than Merger Sub and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person (other than Merger Sub), whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any Equity Interests, other than (A) the letter agreements entered into by the Company in connection with the Company’s initial public offering on November 19, 2020 pursuant to which the Company’s sponsor and the Company’s executive officers and independent directors agreed to vote in favor of any proposed Business Combination (as defined therein), which includes the Transaction, and (B) as contemplated by the Merger Agreement. There are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Subscribed Shares or (ii) the shares to be issued pursuant to any Other Subscription Agreement, other than any anti-dilution or similar protections that will be waived by the Company prior to and in connection with the Closing.

h. Except for such matters as have not had and would not reasonably be expected to have a Company Material Adverse Effect, including the issuance and sale of the Subscribed Shares, as of the date hereof, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.

i. The issued and outstanding Class A Shares are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the NYSE under the symbol “OCA.” There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the NYSE or the Commission with respect to any intention by such entity to
Annex D-5

deregister the Class A Shares or prohibit or terminate the listing of the Class A Shares on the NYSE. The Company has taken no action that is designed to terminate the registration of the Class A Shares under the Exchange Act.

j. Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4, no registration under the Securities Act is required for the offer and sale of the Subscribed Shares by the Company to Subscriber.

k. Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares. The Subscribed Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

l. The Company is in compliance with all applicable laws, except where such non-compliance would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. The Company has not received any written communication, from a governmental authority that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not be reasonably expected to have a Company Material Adverse Effect.

m. Other than the Other Subscription Agreements or as otherwise disclosed to Subscriber by the Company in the virtual dataroom to which Subscriber has been granted access in connection with the Transaction, the Company has not entered into any side letter or similar agreement with any Other Subscriber or any other investor in connection with such Other Subscriber’s or other investor’s direct or indirect investment in the Company, and no Other Subscription Agreement includes terms and conditions that are materially more advantageous to any such Other Subscriber than Subscriber hereunder. The Other Subscription Agreements have not been amended in any material respect following the date of this Subscription Agreement and reflect the same Per Share Price and terms that are no more favorable in any material respect to such Other Subscriber thereunder than the terms of this Subscription Agreement.

n. The Company is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Subscribed Shares other than to the Placement Agents (as defined below).

o. The Company is not, and immediately after receipt of payment for the Subscribed Shares will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

p. The Company acknowledges and agrees that, notwithstanding anything herein to the contrary, the Subscribed Shares may be pledged by the Subscriber in connection with a bona fide margin agreement, which shall not be deemed to be a transfer, sale or assignment of the Subscribed Shares hereunder, and the Subscriber effecting a pledge of Subscribed Shares shall not be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Subscription Agreement; provided that such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge.

q. The Company agrees that, notwithstanding Section 8(i), the Placement Agents may rely upon the representations and warranties made by the Company to Subscriber in this Subscription Agreement.

4. Subscriber Representations and Warranties. Subscriber represents and warrants to the Company that:

a. Subscriber (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement.

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b. This Subscription Agreement has been duly executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

c. Assuming the accuracy of the representations and warranties of the Company in this Subscription Agreement, the execution and delivery of this Subscription Agreement, the purchase of the Subscribed Shares and the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have, individually or in the aggregate, a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Shares.

d. Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) satisfying the applicable requirements set forth on Annex A, (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), and Subscriber has full investment discretion with respect to each such account and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Annex A following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares. Subscriber (i) is an “institutional account” as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Securities. Accordingly, Subscriber understands and acknowledges that the purchase and sale of the Subscribed Shares hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

e. Subscriber understands that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act, except to the extent required by Section 5 of this Subscription Agreement. Subscriber understands that the Subscribed Shares may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act (including, without limitation, a private resale pursuant to Section 4(a)(7), or the so-called “Section 4(a)(1½)”), or (iii) an ordinary course pledge such as a broker lien over account property generally and, in each of cases (i)-(iii), in accordance with any applicable securities laws of the states and other jurisdictions of the

Annex D-7

United States, and as a result of these transfer restrictions, Subscriber may not be able to readily resell the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Shares will not be immediately eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year from the Closing Date. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares. Subscriber acknowledges and agrees that, at the time of issuance, the certificate or book entry position representing the Subscribed Shares will bear or reflect, as applicable, a legend substantially similar to the following:

“THIS SECURITY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. THE HOLDER OF THIS SECURITY AGREES THAT THIS SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) PURSUANT TO ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR (III) TO THE COMPANY, IN EACH OF CASES (I) THROUGH (III) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.”

f. Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives or any other party to the Transaction or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company set forth in this Subscription Agreement. Subscriber acknowledges that certain information provided by the Company was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber acknowledges that such information and projections were prepared without the participation of the Placement Agents and that the Placement Agents do not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections.

g. In making its decision to purchase the Subscribed Shares, Subscriber has relied solely upon independent investigation made by Subscriber and the representations, warranties, covenants and agreements of the Company set forth in this Subscription Agreement. Subscriber has not relied on any statements or other information provided by the Placement Agents concerning the Company or the Subscribed Shares or the offer and sale of the Subscribed Shares. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company and the Transaction (including Target and its respective subsidiaries (collectively, the “Acquired Companies”)). Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such undersigned’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares. Subscriber acknowledges and agrees that neither Citigroup Global Markets, Inc. nor J.P. Morgan Securities LLC, each acting as a co-placement agent to the Company (each, a “Placement Agent” and, collectively, the “Placement Agents”), nor any affiliate of any Placement Agent, has provided Subscriber with any information or advice with respect to the Subscribed Shares nor is such information or advice necessary or desired. Subscriber further acknowledges that no disclosure or offering document has been prepared in connection with the offer and sale of the Securities by either of the Placement

Annex D-8

Agents or their respective affiliates. None of the Placement Agents or any of their respective affiliates has made or makes any representation as to the Company or the Acquired Companies or the quality or value of the Subscribed Shares. Subscriber acknowledges that (i) the Company and the Placement Agents currently may have, and later may come into possession of, information regarding the Company that is not known to Subscriber and that may be material to a decision to enter into this transaction to purchase the Securities (“Excluded Information”), (ii) Subscriber has determined to enter into the this transaction to purchase the Securities notwithstanding its lack of knowledge of the Excluded Information, and (iii) neither the Company nor the Placement Agents shall have liability to Subscriber, and subject to applicable law, Subscriber hereby to the extent permitted by law waives and releases any claims Subscriber may have against the Company and the Placement Agents, with respect to the nondisclosure of the Excluded Information. The Placement Agents and their respective directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Company or the Securities or the accuracy, completeness or adequacy of any information supplied to Subscriber by the Company. Neither of the Placement Agents nor any of their respective representatives has any responsibility with respect to the completeness or accuracy of any information or materials furnished to Subscriber in connection with the transactions contemplated hereby. In connection with the issuance of the Subscribed Shares to Subscriber, none of the Placement Agents or any of their respective affiliates has acted as a financial advisor or fiduciary to Subscriber. Subscriber agrees that neither of the Placement Agents shall be liable to it (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by either of them in connection with the transaction contemplated by this Agreement and Subscriber releases the Placement Agents in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements related to the transaction contemplated by this Agreement. Subject to the foregoing, Subscriber agrees not to commence any litigation or bring any claim against either of the Placement Agents in any court or any other forum which relates to, may arise out of, or is in connection with, the transaction contemplated by this Agreement. This undertaking is given freely and after obtaining independent legal advice.

h. Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Company, or their respective representatives or affiliates, or by means of contact from the Placement Agents and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the Company, or their respective representatives or affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Company represents and warrants that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

i. Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision.

j. Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.

k. Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.

Annex D-9

l. Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any sanctions program by OFAC, the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom, or other relevant sanctions authority (collectively, “Sanctions”), (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided, that Subscriber is permitted to do so under applicable law. Subscriber represents that, if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), Subscriber, directly or indirectly through a third-party administrator, maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it, directly or indirectly through a third-party administrator, maintains policies and procedures reasonably designed for the screening of its investors against Sanctions, including the OFAC List. Subscriber further represents and warrants that, to the extent required, it, directly or indirectly through a third-party administrator, maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Shares were legally derived.

m. Subscriber does not have, as of the date hereof, and during the 30-day period immediately prior to the date hereof Subscriber has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of the Company. Notwithstanding the foregoing, if Subscriber is a multi-managed investment vehicle or an owner of a separate account whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement.

n. If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or Section 4975 of the Code, Subscriber represents and warrants that (i) neither the Company nor, to Subscriber’s knowledge, any of the Company’s affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

o. As of the date hereof, Subscriber has immediate unconditional access to sufficient funds, and at the Closing, Subscriber will have sufficient funds to pay the Purchase Price pursuant to Section 2(b).

p. Subscriber agrees that, notwithstanding Section 8(i), the Placement Agents may rely upon the representations and warranties made by Subscriber to the Company in this Subscription Agreement.

Annex D-10

q. No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of Subscribed Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing as a result of the purchase and sale of Subscribed Shares hereunder.

r. Neither the due diligence investigation conducted by Subscriber in connection with making its decision to acquire the Subscribed Shares nor any representations and warranties made by Subscriber herein shall modify, amend or affect Subscriber’s right to rely on the truth, accuracy and completeness of the Company’s representations and warranties contained herein.

s. Regulatory. If applicable, in connection with the Transaction, Subscriber shall comply promptly but in no event later than ten (10) Business Days after the date hereof with all applicable notification and reporting requirements pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”). If applicable, Subscriber shall use its reasonable best efforts to furnish to the Company or Target, as applicable, as promptly as reasonably practicable all information required for any notification or filing to be made pursuant to the HSR Act or any other applicable law or regulatory body in connection with the Transaction. If applicable, Subscriber shall request early termination of all applicable waiting periods under the HSR Act with respect to the Transaction and shall use its reasonable best efforts to (i) cooperate in good faith with the relevant authorities; (ii) substantially comply with any information or document requests; and (iii) obtain the termination or expiration of all waiting periods under the HSR Act, in each case, in connection with the Transaction.

t. Insurance Regulatory Filings and Approvals. Subscriber acknowledges that if Subscriber’s Subscribed Shares, after giving effect to the various transactions in the Company’s capital stock to be completed on the Closing Date, will or could reasonably be expected to equal or exceed ten percent (10%) or more of the outstanding capital stock of the Company entitled to vote, as of immediately following the Closing, Subscriber will be required, under applicable state insurance laws to obtain regulatory approval of the acquisition of such Subscribed Shares prior to the Closing Date. In that event, Subscriber shall promptly notify the Company thereof and promptly provide all information required for any notification or filings with all applicable insurance regulatory authorities with respect to the Transaction, including but not limited to, the FLOIR and the TDI. In such event, Subscriber shall (i) cooperate in good faith with the relevant authorities; (ii) substantially comply with any information or document requests; and (iii) obtain all insurance regulatory approvals, in each case, in connection with the Transaction, in each event prior to Closing so that no delays in consummating the sale and purchase of the Subscribed Shares are occasioned.

5. Registration of Subscribed Shares.

a. The Company agrees that, within thirty (30) calendar days after Closing Date (the “Filing Deadline”), it will file with the Commission (at the Company’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares (including the prospectus in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and material incorporated by reference in such registration statement, the “Registration Statement”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than the earlier of (i) sixty (60) calendar days (or one hundred twenty (120) calendar days if the Commission notifies the Company that it will “review” the Registration Statement) following the Closing Date and (ii) the tenth (10th) Business Day after the date the Company is notified in writing by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Deadline”), provided, that if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business. The Company will use its commercially reasonable efforts to provide a draft of the Registration Statement to Subscriber for review at least two (2) Business Days

Annex D-11

in advance of filing the Registration Statement; provided that, for the avoidance of doubt, in no event shall the Company be required to delay or postpone the filing of such Registration Statement as a result of or in connection with Subscriber’s review. Unless otherwise agreed to in writing by Subscriber, Subscriber shall not be identified as a statutory underwriter in the Registration Statement unless requested by the Commission or another regulatory agency; provided, that if the Commission or another regulatory agency requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to the Company. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 under the Securities Act for the resale of the Subscribed Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Subscribed Shares which is equal to the maximum number of Subscribed Shares as is permitted to be registered by the Commission. In such event, the number of Subscribed Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders. If the Commission determines that any resale of the Subscribed Shares is deemed a primary offering, the Company will use its commercially reasonable efforts to dispute the Commission’s determination. The undersigned agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 under the Exchange Act, of Subscribed Shares to the Company upon request to assist the Company in making the determination described above.

b. Notwithstanding anything to the contrary in this Subscription Agreement, the Company’s obligations to include the Subscribed Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Company such information regarding Subscriber, the securities of the Company held by Subscriber and the intended method of disposition of the Subscribed Shares as shall be reasonably requested by the Company to effect the registration of the Subscribed Shares, and Subscriber shall execute such documents in connection with such registration as the Company may reasonably request that are customary for a selling stockholder in similar situations, including providing that the Company shall be entitled to postpone and suspend the use of the Registration Statement during any customary blackout or similar period or as permitted hereunder, provided that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Subscribed Shares. In the case of the registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Subscribed Shares.

c. For purposes of this Section 5, “Subscribed Shares” shall include the Subscribed Shares acquired pursuant to this Subscription Agreement and any other equity security of the Company issued or issuable with respect to the Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise. For purposes of clarification, any failure by the Company to file the Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Deadline shall not otherwise relieve the Company of its obligations to file or effect the Registration Statement set forth in this Section 5.

d. The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will use its commercially reasonable efforts to cause such Registration Statement, or another registration statement that includes the Subscribed Shares, to remain effective with respect to Subscriber until the earlier of (i) three (3) years from effective date of the Registration Statement, (ii) the date on which all of the Subscribed Shares shall have been sold, and (iii) the first date on which the undersigned can sell all of its Subscribed Shares (or shares received in exchange therefor) under Rule 144 under the Securities Act without limitation as to the manner of sale or the amount of such securities that

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may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable). At its expense, the Company shall:

(i) advise Subscriber within five (5) Business Days (A) of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose; (B) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Subscribed Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (C) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus included therein so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Company other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (A) through (C) above may be deemed to constitute material, nonpublic information regarding the Company;

(ii) use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iii) upon the occurrence of any event contemplated above, except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Subscribed Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

(iv) use its commercially reasonable efforts (A) to take all other steps necessary to effect the registration of the Subscribed Shares contemplated hereby and (B) with a view to making available to Subscriber the benefits of Rule 144 or any similar rule or regulation of the Commission that may permit Subscriber to sell the Subscribed Shares to the public without registration, for so long as Subscriber holds the Subscribed Shares to (I) make and keep public information available, as those terms are understood and defined in Rule 144, (II) file all reports and other materials required to be filed by the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144, and (III) furnish to Subscriber, promptly upon reasonable written request, (x) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act and (y) such other information as may reasonably be requested to enable Subscriber to sell the Subscribed Shares under Rule 144 without registration.

e. Subscriber may request that the Company remove any restrictive legend from the book-entry position evidencing the Subscribed Shares at such time as the Subscribed Shares (i) have been registered on an effective registration statement and are sold or transferred pursuant to an effective registration statement or (ii) have been or are about to be sold pursuant to Rule 144. Within two (2) Business Days of such request, subject to the Company and its transfer agent’s receipt from Subscriber of customary representations and other documentation reasonably acceptable to them in connection therewith, and, if required by the transfer agent, an opinion of Company’s or Subscriber’s counsel reasonably acceptable to the transfer agent to the effect that the removal of restrictive legends in such circumstances may be effected under the Securities Act. If restrictive legends are

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no longer required for the Subscribed Shares under the Securities Act, Subscriber may request that the restrictive legends be removed from the Subscriber Shares. Upon such a request, which must be accompanied by customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, the Company shall within two (2) business days deliver to the transfer agent irrevocable instructions that the transfer agent create a new, un-legended entry for the Subscriber Shares, at the Company’s sole expense.

f. Notwithstanding anything to the contrary contained herein, the Company may delay or postpone the effectiveness or filing of the Registration Statement during any customary blackout or similar period, including with respect to the effectiveness thereof or in the event the Registration Statement must be supplemented, amended or suspended and from time to time require Subscriber not to sell under the Registration Statement or suspend the use of any such Registration Statement if it determines that in order for the Registration Statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Company’s board of directors reasonably believes, upon the advice of external legal counsel, would require additional disclosure by the Company in the Registration Statement of material information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Company’s board of directors, upon the advice of external legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, that, (i) the Company shall not so delay filing or so suspend the use of the Registration Statement for a period of more than forty five (45) consecutive calendar days, or for more than a total of ninety (90) calendar days during any twelve-month period and (ii) the Company shall use commercially reasonable efforts to make such registration statement available for the sale by Subscriber of such securities as soon as practicable thereafter. Notwithstanding anything to the contrary set forth herein, the Company shall not, when advising Subscriber of any such events, provide Subscriber with any material, nonpublic information regarding the Company other than to the extent that providing notice to Subscriber of the occurrence of such events constitutes material, nonpublic information regarding the Company. Upon receipt of any written notice from the Company of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading (provided that any such notice pursuant to this Section 5(f) shall solely provide that the use of the Registration Statement or prospectus has been suspended without setting forth the reason for such suspension), Subscriber agrees that (i) it will immediately discontinue offers and sales of the Subscribed Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law or subpoena. If so directed by the Company, Subscriber will deliver to the Company or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Subscribed Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscribed Shares shall not apply (A) to the extent Subscriber is required to retain a copy of such prospectus (x) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (y) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up.

g. The Company shall, notwithstanding any termination of this Subscription Agreement, indemnify, defend and hold harmless Subscriber (to the extent a seller under the Registration Statement), the officers, directors, agents, partners, members, managers, stockholders, affiliates,

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employees and investment advisers of Subscriber, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, partners, members, managers, stockholders, agents, affiliates, employees and investment advisers of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained (or incorporated by reference) in the Registration Statement, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 5. The Company shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 5 of which the Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Subscribed Shares by Subscriber. Notwithstanding the forgoing, the Company’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed).

h. Subscriber shall, severally and not jointly with any Other Subscriber, indemnify and hold harmless the Company, its directors, officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based solely upon information regarding Subscriber furnished in writing to the Company by Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subscribed Shares giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).

i. If the indemnification provided under this Section 5 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be subject to the limitations set forth in this Section 5 and deemed to include any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 5(i) from any person who was not guilty of such fraudulent misrepresentation. Each indemnifying party’s obligation to make a contribution

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pursuant to this Section 5(i) shall be individual, not joint and several, and in no event shall the liability of Subscriber hereunder exceed the net proceeds received by Subscriber upon the sale of the Subscribed Shares giving rise to such indemnification obligation.

6. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Merger Agreement is validly terminated in accordance with its terms, (b) upon the mutual written agreement of the Company, the Target and Subscriber to terminate this Subscription Agreement, (c) if, on the Closing Date of the Transaction, any of the conditions to Closing set forth in Section 2 have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated or (d) by written notice from Subscriber given any time after the date that is nine (9) months after the date hereof if the Closing has not occurred by such date and Subscriber’s breach was not the primary reason the Closing failed to occur by such date; provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination or actual and intentional fraud in the making of any representation or warranty hereunder, and each party will be entitled to any remedies at law or in equity to recover reasonable and documented out-of-pocket losses, liabilities or damages arising from such breach or actual and intentional fraud in the making of any representation or warranty hereunder. The Company shall notify Subscriber of the termination of the Merger Agreement promptly after the termination thereof. For the avoidance of doubt, if any termination hereof occurs after the delivery by the Subscriber of the Purchase Price for the Subscribed Shares, the Company shall promptly (but not later than one (1) Business Day thereafter) return the Purchase Price to the Subscriber without any deduction for or on account of any tax, withholding, charges or set-off.

7. Trust Account Waiver. Reference is made to the Company’s final prospectus, dated as of November 19, 2020 and filed with the U.S. Securities and Exchange Commission (File No. 333-249686) on November 23, 2020 (the “Prospectus”). Subscriber hereby acknowledges that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders and certain other parties (including the underwriters of the IPO), and that, except as otherwise described in the Prospectus, the Company may disburse monies from the Trust Account only: (a) to the Company’s public stockholders in the event they elect to redeem their shares in the Company in connection with the consummation of the Transaction, (b) to the Company’s public stockholders if the Company fails to consummate the Transaction within eighteen (18) months after the closing of the IPO, subject to extension by an amendment to its organizational documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes up to $100,000 in dissolution expenses or (d) to the Company after or concurrently with the consummation of the Transaction. For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby agrees (on its own behalf and on behalf of its representatives) that Subscriber does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any monies held in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), in each case, arising as a result of, in connection with or relating in any way to this Subscription Agreement, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Subscriber, on behalf of itself and its controlled or controlling representatives, hereby irrevocably waives any Released Claims, including any and all right, title, interest or claim of any kind it has or may have in the future as a result of, or arising out of, this Subscription Agreement, in or to any monies held in the Trust Account, and agrees not to seek recourse or make or bring any action, suit, claim or other proceeding against the Trust Account (including any distributions therefrom) as a result of, or arising out of, this Subscription Agreement, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability. To the extent Subscriber commences any action or proceeding based upon, in connection with, relating to or arising out of this Subscription Agreement, which proceeding seeks, in whole or in part, monetary relief against the Company, Subscriber hereby acknowledges and agrees that Subscriber’s sole remedy shall be against funds and other assets held outside of the Trust Account and that such claim shall not permit Subscriber (or any person claiming on any of its or their behalf or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein.  In the event Subscriber commences any action or proceeding in connection with, relating to or arising out of this Subscription Agreement,

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which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Company’s public stockholders, whether in the form of money damages or injunctive relief the Company shall be entitled to recover from Subscriber the associated legal fees and costs in connection with any such action, in the event the Company prevails in such action or proceeding. Notwithstanding the foregoing, nothing in this Section 7 shall be deemed to limit or prohibit Subscriber’s right to distributions from the Trust Account in accordance with the Company’s amended and restated certificate of incorporation in respect of Common Stock of the Company acquired by any means other than pursuant to this Subscription Agreement, or shall serve to limit or prohibit Subscriber’s right to pursue a claim against the Company for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief, or shall serve to limit or prohibit any claims that Subscriber may have in the future against the Company’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

8. Miscellaneous.

a. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent, if sent by electronic mail or facsimile (if provided), during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (iii) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 8(a). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 8(a).

b. Subscriber acknowledges that the Company will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Company if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. The Company acknowledges that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, the Company agrees to promptly notify Subscriber if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company set forth herein are no longer accurate in all material respects.

c. Each of the Company and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

d. Each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

e. Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Shares acquired hereunder, if any, and Subscriber’s rights under Section 5 with respect to such Subscribed Shares) may be transferred or assigned. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Company may transfer the Subscription Agreement and its rights hereunder solely in connection with the consummation of the Transaction and exclusively to another entity under the control of, or under common control with, the Company). Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of Subscriber) or, with the Company’s prior written consent, to another person, provided that such affiliate or

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other person executes a joinder to this Subscription Agreement and no such assignment shall relieve Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company has given its prior written consent to such relief.

f. All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing until the expiration of any applicable statute of limitations.

g. The Company may request from Subscriber such additional information as the Company may deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided, that the Company agrees to keep any such information provided by Subscriber confidential. Subscriber acknowledges that subject to the conditions set forth in Section 8(s), the Company may file a copy of this Subscription Agreement with the Commission as an exhibit to a periodic report or a registration statement of the Company.

h. This Subscription Agreement may not be amended, modified, waived or terminated (other than pursuant to the terms of Section 6) except by an instrument in writing, signed by each of the parties hereto.

i. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as expressly stated herein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective permitted successors and assigns.

j. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

k. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

l. This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

m. This Subscription Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person; provided, however, that the Placement Agents may rely on the representations, warranties, agreements and covenants of the Company contained in this Subscription Agreement and may rely on the representations and warranties of the respective Subscribers contained in this Subscription Agreement as if such representations, warranties, agreements, and covenants, as applicable, were made directly to the Placement Agents.

n. The parties hereto acknowledge and agree that (i) this Subscription Agreement is being entered into in order to induce the Company to execute and deliver the Merger Agreement and (ii) irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in

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tort or otherwise. The parties hereto acknowledge and agree that the Company shall be entitled to seek to specifically enforce Subscriber’s obligations to fund the Purchase Price and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 8(n) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate. In connection with any proceeding for which the Company is being granted an award of money damages, Subscriber agrees that such damages, to the extent payable by Subscriber, shall include, without limitation, damages related to the consideration that is or was to be paid to the Company under the Merger Agreement and/or this Subscription Agreement and such damages are not limited to an award of out-of-pocket fees and expenses related to the Merger Agreement and this Subscription Agreement.

o. This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

p. EACH PARTY HERETO HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHTS TO A TRIAL BY JURY ARE WAIVED BY OPERATION OF THIS SECTION 8(P) AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

q. Each of the parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court sitting in Wilmington, Delaware), for the purposes of any suits, proceedings, claim, demand, action or cause of action arising out of or relating to this Subscription Agreement, and irrevocably and unconditionally waives any objection to the laying of venue of any such suits, proceedings, claim, demand, action or cause of action in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suits, proceedings, claim, demand, action or cause of action has been brought in an inconvenient forum. Each party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any suit, proceeding, claim, demand, action or cause of action against such party (i) arising under this Subscription Agreement or (ii) in any way connected with or related or incidental to the dealings of the parties in respect of this Subscription Agreement, (A) any claim that such party is not personally subject to the jurisdiction of the courts as described in this Section 8(q) for any reason, (B) that such party or such party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the suit, proceeding, claim, demand, action or cause of action in any such court is brought against such party in an inconvenient forum, (y) the venue of such suit, proceeding, claim, demand, action or cause of action against such party is improper or (z) this Subscription Agreement, or the subject matter hereof, may not be enforced against such party in or by such courts. Each party

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agrees that service of any process, summons, notice or document by registered mail to such party’s address set forth in Section 8(a) shall be effective service of process for any such suit, proceeding, claim, demand, action or cause of action.

r. This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party and their respective successors and permitted assigns.

s. The Company shall, by 5:00 p.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, all material terms of the transactions contemplated hereby (and by the Other Subscription Agreements), the Transaction and any other material, nonpublic information that the Company has provided to Subscriber at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, Subscriber shall not be in possession of any material, non-public information received from the Company or any of its officers, directors or employees or the Placement Agents, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with the Company or any of its officers, directors or employees or the Placement Agents, relating to the transactions contemplated by this Subscription Agreement (provided, that the foregoing shall not apply to the extent that Subscriber or any of its affiliates are an investor in the Target as of the date hereof). Except with the express written consent of Subscriber and unless prior thereto Subscriber has executed a written agreement regarding the confidentiality and use of such information, the Company shall not, and shall cause its officers, directors, employees and agents, not to, provide Subscriber with any material, non-public information regarding the Company or the Transaction from and after the filing of the Disclosure Document. Notwithstanding the foregoing, the Company shall not, and shall instruct its representatives, including the Placement Agents and their respective affiliates not to, publicly disclose the name of Subscriber or any affiliate or investment adviser of Subscriber, or include the name of Subscriber or any affiliate or investment adviser of Subscriber in any press release or in any filing with the Commission or any regulatory agency or trading market, without the prior written consent (including by e-mail) of Subscriber, except as required by the federal securities laws, rules or regulations and to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the New York Stock Exchange regulations, in which case the Company shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure. Subscriber will promptly provide any information reasonably requested by the Company for any regulatory application or filing made or approval sought in connection with the Transaction (including filings with the Commission).

t. If Subscriber is a Massachusetts Business Trust, a copy of the Agreement and Declaration of Trust of Subscriber or any affiliate thereof is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that the Subscription Agreement is executed on behalf of the trustees of Subscriber or any affiliate thereof as trustees and not individually and that the obligations of the Subscription Agreement are not binding on any of the trustees, officers or stockholders of Subscriber or any affiliate thereof individually but are binding only upon Subscriber or any affiliate thereof and its assets and property.

u. The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations

Annex D-20

of any Other Subscriber under this Subscription Agreement or any Other Subscriber or other investor under the Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any of its subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and the Other Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and the Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

v. Notwithstanding anything to contrary in the foregoing, each of the Company and Subscriber further acknowledges and agrees that the Target is an express third-party beneficiary of Section 6 and Section 8(h).

[Signature pages follow.]

Annex D-21

IN WITNESS WHEREOF, each of the Company and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

OMNICHANNEL ACQUISITION CORP.
By:
Name:
Title:
Address for Notices:

485 Springfield Avenue, #8
Summit, New Jersey 07901
Attn:	Matt Higgins; Austin Simon
Email:	mhiggins@omnichannelcorp.com;
asimon@omnichannelcorp.com

[Signature Page to Subscription Agreement]

Annex D-22

SUBSCRIBER:
Print Name:
By:
Name:
Title:
Address for Notices:

Name in which shares are to be registered:

Number of Subscribed Shares subscribed for:
Price Per Subscribed Share:		$10.00
Aggregate Purchase Price:	$

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account of the Company specified by the Company in the Closing Notice.

[Signature Page to Subscription Agreement]

Annex D-23

Annex A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex A should be completed by Subscriber and constitutes a part of the Subscription Agreement. Please check the applicable boxes below.

A. QUALIFIED INSTITUTIONAL BUYER STATUS:

The Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).	☐

B. ACCREDITED INVESTOR STATUS:

If applicable, please indicate the basis of the Subscriber’s status as an “accredited investor” (as defined in Regulation D promulgated under the Securities Act) by checking the applicable boxes below.

(a) The Investor is an individual and:
i. Had an individual income in each of the two most recent years in excess of $200,000, and reasonably expects to have an individual income in the current year in excess of $200,000.	☐
ii. Had, together with the Investor’s spouse, joint income in excess of $300,000 in each of the two most recent years, and reasonably expects their joint income in the current year to exceed $300,000.	☐
iii. Has an individual net worth or joint net worth with the Investor’s spouse in excess of $1,000,000.	☐

iv.      Is a director, executive officer, or general partner of Omnichannel Sponsor, LLC (the “Company”), or a director, executive officer or general partner of a general partner of the Company. “Executive officer” means the president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the Company.

☐
v. I hold in good standing one or more of the following certifications, designations and/or credentials (check all that apply):
A. Licensed General Securities Representative (Series 7)	☐
B. Licensed Investment Adviser Representative (Series 65) and/or	☐
C. Licensed Private Securities Offering Representative (Series 82).	☐
D. Is a “knowledgeable employee” (as defined in Rule 3c-5(a)(4)) of the Company.	☐
(b) The Investor is an entity — i.e., a corporation, partnership, limited liability company or other entity (other than a trust) — and:

i.       The Investor is a corporation, partnership or limited liability company, or an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, in each case not formed for the specific purpose of acquiring the securities being offered or sold and with total assets in excess of $5,000,000.

☐
ii. The Investor is one of the following institutional investors as described in Rule 501(a) adopted by the Securities and Exchange Commission under the Securities Act:

A.     A “bank” (as defined in Section 3(a)(2) of the Securities Act) or a “savings and loan association” (as defined in Section 3(a)(5)(A) of the Securities Act), whether acting in its individual or fiduciary capacity.

☐
B. A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.	☐

Annex D-24

C. An “insurance company” (as defined in Section 2(a)(13) of the Securities Act).	☐

D.     An investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”) or a “business development company” (as defined in Section 2(a)(48) of the Investment Company Act).

☐
E. A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended.	☐

F.      A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000.

☐

G.     An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and (a) the investment decision to purchase the securities being offered or sold was made by a “plan fiduciary” (as defined in Section 3(21) of ERISA), which is either a bank, savings and loan association, insurance company or registered investment adviser, which has total assets in excess of $5,000,000 or (b) which is a self-directed plan, with investment decisions made solely by persons that are accredited investors. NOTE: To the extent that reliance is placed on clause (b), each person must complete a copy of this Accredited Investor Questionnaire, signing next to each response, and submit such copy to the Company.

☐
H. A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).	☐

(c)     The Investor is a trust with total assets in excess of $5,000,000 not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment.

☐
(d) The Investor is an entity in which all of the individual equity owners are accredited investors.	☐

(e)     The Investor is an entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning “investments” (as defined in Rule 2a51-1(b) under the Investment Company Act) in excess of $5,000,000.

☐

(f)     The Investor is an “family office” (as defined in Rule 202(a)(11)(G)-1 under the Advisers Act), (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the Subscribed Shares, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment (a “Family Office”).

☐

(g)    The Investor is a “family client” (as defined in Rule 202(a)(11)(G)-1 under the Advisers Act) of a Family Office whose prospective investment in the Company is directed by such Family Office pursuant to Part B(17)(iii) above.

☐

Annex D-25

Annex E

EXECUTION VERSION

July 19, 2021

Omnichannel Acquisition Corp.
485 Springfield Avenue #8
Summit, NJ 07901

Kin Insurance, Inc.
55 W. Monroe, Suite 2200
Chicago, IL 60603

Re:    Sponsor Agreement

Ladies and Gentlemen:

This letter (this “Sponsor Agreement”) is being delivered to you in accordance with that certain Business Combination Agreement, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “Business Combination Agreement”), by and among Omnichannel Acquisition Corp., a Delaware corporation (“SPAC”), Kin Insurance, Inc., a Delaware corporation (the “Company”), and Omnichannel Merger Sub, Inc., a Delaware corporation (“Merger Sub”), pursuant to which, among other things, Merger Sub shall be merged with and into the Company (the “Merger” and together with the other transactions contemplated by the Business Combination Agreement the “Business Combination”), and hereby amends and restates in its entirety that certain letter, dated November 19, 2020, from, Omnichannel Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), and the undersigned individuals, each of whom is a member of SPAC’s board of directors and/or management team (each, an “Insider” and collectively, the “Insiders”), to SPAC (the “Prior Letter Agreement”). Certain capitalized terms used herein are defined in paragraph 7 hereof. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement.

The Sponsor and certain Insiders are currently, and as of the Closing will be, the record owners of all of the outstanding Founder Shares and outstanding Private Placement Warrants, with the Sponsor and Insider’s ownership as of the date hereof detailed on Schedule A hereto.

In order to induce the Company, Merger Sub and SPAC to enter into the Business Combination Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Sponsor and each Insider hereby agrees with SPAC and, at all times prior to any valid termination of the Business Combination Agreement, the Company as follows:

1.      The Sponsor and each Insider irrevocably agrees that it, he or she shall:

(a)     vote any Common Stock owned by it, him or her (all such Common Stock, the “Covered Shares”) in favor of the Business Combination and each other proposal related to the Business Combination included on the agenda for the special meeting of stockholders relating to the Business Combination;

(b)    when such meeting of stockholders is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

(c)     vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of such Covered Shares against any Business Combination Proposal and any other action that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Business Combination Agreement, result in a breach of any covenant, representation or warranty or other obligation or agreement of SPAC or Merger Sub under the Business Combination Agreement, result in any of the conditions set forth in Article VI of the Business Combination Agreement not being fulfilled, result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor or the Insiders contained in this Sponsor Agreement or change in any manner the dividend policy or capitalization of, including the voting rights of, any class of capital stock of SPAC;

Annex E-1

(d)    vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of such Covered Shares against any change in business, management or board of directors of SPAC (other than in connection with the Business Combination and the other proposals related to the Business Combination); and

(e)     not redeem any Covered Shares owned by it, him or her in connection with such stockholder approval.

Prior to any valid termination of the Business Combination Agreement, the Sponsor and each Insider shall take, or cause to be taken, all actions and shall do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Business Combination and the other transactions contemplated by the Business Combination Agreement on the terms and subject to the conditions set forth therein.

The obligations of the Sponsor specified in this paragraph 1 shall apply whether or not the Merger or any action described above is recommended by the board of directors of SPAC or whether the board of directors of SPAC has effected a SPAC Change in Recommendation.

2.      The Sponsor and each Insider hereby agrees and acknowledges that: (a) SPAC and, prior to any valid termination of the Business Combination Agreement, the Company may be irreparably injured in the event of a breach by the Sponsor or any Insider of its, his or her obligations under paragraphs 1 and 3, as applicable, of this Sponsor Agreement (b) monetary damages may not be an adequate remedy for such breach and (c) the non-breaching party shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach.

3.      (a)     The Sponsor and each Insider agrees that it, he or she shall not Transfer any Founder Shares (or any shares of Class A Common Stock issuable upon conversion thereof) until the earlier of (A) one year after the completion of the Business Combination and (B) subsequent to the Business Combination, (x) if the closing price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (y) the date on which SPAC completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of SPAC’s stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property (the “Founder Shares Lock-up Period”).

(b)    The Sponsor and each Insider agrees that it, he or she shall not Transfer any Private Placement Warrants (or any shares of Class A Common Stock issued or issuable upon the exercise of the Private Placement Warrants), until 30 days after the completion of the Business Combination (the “Private Placement Warrants Lock-up Period” and, together with the Founder Shares Lock-up Period, the “Lock-up Periods”).

(c)     Notwithstanding the provisions set forth in paragraphs 3 and 3(b), Transfers of the Founder Shares, Private Placement Warrants and shares of Class A Common Stock issued or issuable upon the exercise or conversion of the Founder Shares and the Private Placement Warrants, in each case, that are held by the Sponsor, any Insider or any of their permitted transferees (that have complied with this paragraph 3(c)), are permitted (i) to SPAC’s officers or directors, any affiliate or family member of any of SPAC’s officers or directors or any affiliate of the Sponsor or to any member(s) of the Sponsor or any of their affiliates; (ii) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) by private transfers or transfers made in connection with any contingent forward purchase agreement or similar arrangement or in connection with the consummation of the Business Combination at prices no greater than the price at which the shares or warrants were originally purchased; (vi) in the case of the Sponsor, by virtue of the laws of the State of Delaware or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor, (vii) in the event of SPAC’s completion of a liquidation, merger, capital stock exchange or other similar transaction that results in all of SPAC’s stockholders

Annex E-2

having the right to exchange their shares of Class A Common Stock for cash, securities or other property subsequent to the completion of the Business Combination; provided, however, that in the case of clauses (i) through (vi), these permitted transferees must enter into a written agreement with SPAC agreeing to be bound by the transfer restrictions herein and the other restrictions contained in this Sponsor Agreement (including, but not limited to, the provisions herein relating to voting, the Trust Account and liquidating distributions).

(d)    Notwithstanding anything to the contrary in paragraphs 3, 3(b) and 3(c) if either (i) any waiver, release, termination, shortening or other amendment or modification to the Lockup Agreement, dated as of the date hereof among SPAC and certain stockholders of the Company (the “Lockup Agreement”) occurs which improves the terms of the lock-up of any shares of Common Stock held by such stockholders immediately following the Closing, or (ii) the Company waives, releases, terminates, shortens, or otherwise amends or modifies the restrictions in the Lockup Agreement as to any such Company stockholder (each of the events in (i) or (ii), a “Release”), then the Release shall apply pro rata and on the same terms to the lock-up on the Founder Shares and the provisions of this Section 3 shall be deemed immediately and automatically waived, released, terminated, shortened, amended or modified, as the case may be, without further action of the parties. For the avoidance of doubt, the provisions of this Section 3 shall not be deemed waived, released, terminated, shortened, amended or modified if any such waiver, release, termination, shortening, amendment or modification would further obligate or is otherwise adverse to the holders of Founder Shares; provided, however, that in any such circumstances the holders of Founder Shares shall be granted equal opportunity to participate in such Release on equal terms to the parties thereto prior to the effectiveness thereof. Prior to any such amendment to the Lockup Agreement and this Agreement, the Company will provide reasonable advance written notice (in no case less than five (5) Trading Days) to any holder of Founder Shares indicating that the Company plans to take a specified action with respect to the Lockup Agreement and this Agreement and setting forth the terms of any such amendment.

4.      The Sponsor hereby acknowledges and agrees that, immediately prior to the Effective Time, the Sponsor shall automatically be deemed to irrevocably transfer without further consideration to SPAC, and surrender and forfeit for no consideration, 774,375 Founder Shares and 1,226,000 Private Placement Warrants (collectively, the “Forfeited Securities”) and that from and after such time the Forfeited Securities shall be deemed to be cancelled and no longer outstanding.

5.      The Sponsor hereby irrevocably and unconditionally (but subject to the consummation of the Merger) (i) agrees that pursuant to Section 4.3(b)(i) of the Amended and Restated Certificate of Incorporation of SPAC (the “Certificate of Incorporation”), the Founder Shares held by it shall convert into shares of Class A Common Stock at the Initial Conversion Ratio (as such term is defined in the Certificate of Incorporation) (as adjusted to account for any subdivision (by stock split, subdivision, exchange, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, exchange, reclassification, recapitalization or otherwise) or similar reclassification or recapitalization of the outstanding shares of Class A Common Stock) and (y) waives any adjustment to the Initial Conversion Ratio to which it would otherwise be entitled pursuant to Section 4.3(b)(ii) of the Certificate of Incorporation that would result from the issuance of shares of Class A Common Stock or other equity-linked securities pursuant to the Subscription Agreements or otherwise in connection with the Closing.

6.      The Sponsor and each Insider has full right and power, without violating any agreement to which it is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Sponsor Agreement.

7.      As used herein: (i) “Beneficially Own” has the meaning ascribed to it in Section 13(d) of the Exchange Act; (ii) “Founder Shares” shall mean the outstanding shares of Class B Common Stock and the shares of Class A Common Stock issuable upon conversion of such shares of Class B Common Stock in connection with the Closing; (iii) “Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and

Annex E-3

the rules and regulations promulgated thereunder, with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b); (iv) “Class A Common Stock” shall mean the Class A common stock, par value $0.0001 per share, of SPAC; (v) “Class B Common Stock” shall mean the Class B common stock, par value $0.0001 per share, of SPAC; (vi) “Common Stock” shall mean the Class A Common Stock and the Class B Common Stock; (vii) “Private Placement Warrants” shall mean the SPAC Warrants that the Sponsor purchased for an aggregate purchase price $6,130,000, or $1.00 per SPAC Warrant, in a private placement that occurred simultaneously with the consummation of SPAC’s initial public offering, pursuant to which the Sponsor is entitled to purchase up to 6,130,000 shares of Class A Common Stock; and (viii) “Business Combination Proposal” means any action to initiate, solicit, facilitate, consider, engage in or continue any discussions or negotiations with, or enter into any agreement, letter of intent, memorandum of understanding or agreement in principle with, or encourage, response, provide information to, or commence due diligence with respect to, any Person (other than the Company, its stockholders or any of their Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving the Company and one or more businesses.

8.      This Sponsor Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby, including, without limitation, with respect to the Sponsor, each Insider and the Prior Letter Agreement. This Sponsor Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by SPAC and the other parties charged with such change, amendment, modification or waiver, it being acknowledged and agreed that the Company’s execution of such an instrument will not be required after any valid termination of the Business Combination Agreement.

9.      No party hereto may, except as set forth herein, assign either this Sponsor Agreement or any of its rights, interests or obligations hereunder, other than in conjunction with transfers permitted by paragraph 3, without the prior written consent of the other parties (except that, following any valid termination of the Business Combination Agreement, no consent from the Company shall be required). Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Sponsor Agreement shall be binding on the Sponsor, each Insider, SPAC and the Company and their respective successors, heirs, personal representatives and assigns and permitted transferees.

10.    Nothing in this Sponsor Agreement shall be construed to confer upon, or give to, any person or corporation other than the parties hereto any right, remedy or claim under or by reason of this Sponsor Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Sponsor Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors, heirs, personal representatives and assigns and permitted transferees.

11.    This Sponsor Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

12.    This Sponsor Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Sponsor Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Sponsor Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

Annex E-4

13.    This Sponsor Agreement, and all claims or causes of action based upon, arising out of, or related to this Sponsor Agreement or the Transactions, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware. Any action based upon, arising out of or related to this Sponsor Agreement or the transactions contemplated hereby may be brought in federal and state courts located in Chancery Court of the State of Delaware, and each of the parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court sitting in the Borough of Manhattan, State of New York, New York County), for the purposes of any Proceeding, claim, demand, action or cause of action arising under this Sponsor Agreement, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum, agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court, and agrees not to bring any Proceeding arising out of or relating to this Sponsor Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this paragraph. The prevailing party in any such Proceeding (as determined by a court of competent jurisdiction) shall be entitled to be reimbursed by the non-prevailing party for its reasonable expenses, including reasonable attorneys’ fees, incurred with respect to such Action. THE PARTIES EACH HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION ARISING UNDER THIS SPONSOR AGREEMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS SPONSOR AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREE AND CONSENT THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS SPONSOR AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SPONSOR AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS.

14.    Any notice, consent or request to be given in connection with any of the terms or provisions of this Sponsor Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or electronic or facsimile transmission in accordance with Section 8.4 of the Business Combination Agreement.

15.    This Sponsor Agreement shall automatically terminate on the earlier of (i) the expiration of the Lock-up Periods and (ii) the liquidation of SPAC. In the event of a valid termination of the Business Combination Agreement, this Sponsor Agreement shall be of no force and effect and shall revert to the Prior Letter Agreement. No such termination or reversion shall relieve the Sponsor, each Insider, SPAC or the Company from any liability resulting from a breach of this Sponsor Agreement occurring prior to such termination or reversion.

16.    The Sponsor and each Insider hereby represents and warrants (severally and not jointly as to itself, himself or herself only) to SPAC and the Company as follows: (a) if such Person is not an individual, it is duly organized or formed, validly existing and in good standing under the laws of the jurisdiction in which it is organized or formed, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within such Person’s corporate, limited

Annex E-5

liability company or other powers and have been duly authorized by all necessary corporate, limited liability company or other actions on the part of the Sponsor; (b) if such Person is an individual, such Person has full legal capacity, right and authority to execute and deliver this Sponsor Agreement and to perform his or her obligations hereunder; (c) this Sponsor Agreement has been duly executed and delivered by such Person and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of such Person, enforceable against such Person in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies); (d) the execution and delivery of this Sponsor Agreement by such Person does not, and the performance by such Person of his, her or its obligations hereunder will not, (i) if such Person is not an individual, conflict with or result in a violation of the Governing Documents of such Person, or (ii) require any Consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Person or such Person’s Founder Shares or Private Placement Warrants, as applicable), in each case, to the extent such Consent, approval or other action would prevent, enjoin or materially delay the performance by such Person of his, her or its obligations under this Sponsor Agreement; (e) there are no Proceedings pending against such Person or, to the knowledge of such Person, threatened against such Person, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Person of its, his or her obligations under this Sponsor Agreement; (f) except for the fees described on Section 4.4 of the SPAC Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission from such Person, SPAC, any of SPAC’s Subsidiaries or any affiliate of such Person or SPAC in connection with the transactions contemplated by the Business Combination Agreement or this Sponsor Agreement or any of the respective transactions contemplated thereby and hereby, in each case, based upon any arrangement or agreement made by or, to the knowledge of such Person, on behalf of such Person, for which SPAC, the Company or any of their respective affiliates would have any obligations or liabilities of any kind or nature following the consummation of the Business Combination; (g) such Person has had the opportunity to read the Business Combination Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors; (h) such Person has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Person’s obligations hereunder; (i) as of the date hereof, such Person has good title to all such Founder Shares and Private Placement Warrants set forth opposite such Person’s name on Schedule A, and there exist no Liens or any other limitation or restriction (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of such Founder Shares or Private Placement Warrants (other than transfer restrictions under the Securities Act)) affecting any such Founder Shares or Private Placement Warrants, other than pursuant to (1) this Sponsor Agreement, (2) the Certificate of Incorporation, (3) the Business Combination Agreement, (4) the Registration Rights Agreement, dated as of November 19, 2020, by and among SPAC, the Sponsor and certain security holders party thereto (the “Registration Rights Agreement”), or (5) any applicable securities laws; (j) the Founder Shares and Private Placement Warrants identified on Schedule A are the only Founder Shares or Private Placement Warrants owned of record or Beneficially Owned by the Sponsor and the Insiders as of the date hereof, and none of such Founder Shares or Private Placement Warrants is subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Founder Shares or Private Placement Warrants, except as provided in this Sponsor Agreement; and (k) solely with respect to the Sponsor, immediately prior to the Effective Time and prior to the forfeiture of the Forfeited Securities: (1) all of the Forfeited Securities will be owned by the Sponsor and (2) the Sponsor has, as of the date hereof and immediately prior to giving effect to the Business Combination on the Closing Date, valid, good and marketable title to such Forfeited Securities, free and clear of all Encumbrances (other than Liens pursuant to this Sponsor Agreement, the Business Combination Agreement, the Certificate of Incorporation, the Registration Rights Agreement or any Ancillary Agreement and transfer restrictions under applicable Laws or the Governing Documents of SPAC).

17.    Subject to the terms and conditions of this Sponsor Agreement, (a) the Sponsor hereby unconditionally and irrevocably agrees to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by paragraph 4 and (b) from the date hereof until the earlier of the Closing and the valid termination of the

Annex E-6

Business Combination Agreement, the Sponsor shall not enter into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any of the Forfeited Securities.

18.    If, and as often as, (a) there are any changes in SPAC, the Founder Shares or the Private Placement Warrants by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other similar means that result in the Sponsor acquiring new shares of Common Stock, SPAC Warrants or any other Equity Securities of SPAC, (b) the Sponsor purchases or otherwise acquires beneficial ownership of any shares of Common Stock, SPAC Warrants or other Equity Securities of SPAC after the date of this Sponsor Agreement or (c) the Sponsor acquires the right to vote or share in the voting of any shares of Common Stock or other Equity Securities of SPAC after the date of this Sponsor Agreement (any and all such shares of Common Stock, SPAC Warrants or other Equity Securities of SPAC, collectively the “New Securities”), then, in each case, (i) such New Securities acquired or purchased by the Sponsor shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted the shares of Common Stock or SPAC Warrants owned by the Sponsor as of the date hereof and (ii) if applicable, equitable adjustment shall be made to the provisions of this Sponsor Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to SPAC, SPAC’s successor or the surviving entity of such transaction, as applicable, the Founder Shares and SPAC Warrants, including the Private Placement Warrants, each as so changed.

19.    Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[Signature Page Follows]

Annex E-7

Sincerely,

OMNICHANNEL SPONSOR, LLC
By: Videre Horizon LLC, its Manager
By:	/s/ Matt Higgins
Name:	Matt Higgins
Title:	Manager
/s/ Matt Higgins
Matt Higgins
/s/ Christine Pantoya
Christine Pantoya
/s/ Austin Simon
Austin Simon
/s/ Bobbi Brown
Bobbi Brown
/s/ Albert Carey
Albert Carey
/s/ Priya Dogra
Priya Dogra
/s/ Mark Gerson
Mark Gerson
/s/ Emmett Shine
Emmett Shine

[Signature Page to Sponsor Agreement]

Annex E-8

Acknowledged and Agreed:

OMNICHANNEL ACQUISITION CORP.
By:	/s/ Matt Higgins
Name: Matt Higgins
Title: Chief Executive Officer

[Signature Page to Sponsor Agreement]

Annex E-9

Acknowledged and Agreed:

KIN INSURANCE, INC.
By:	/s/ Sean Harper
Name: Sean Harper
Title: Chief Executive Officer

[Signature Page to Sponsor Agreement]

Annex E-10

Schedule A
Ownership of Securities

Sponsor	Founder Shares	Private Placement Warrants
Omnichannel Sponsor, LLC	5,162,500	6,130,000
Total	5,162,500	6,130,000

Annex E-11

Annex F

Final Form

FORM OF TRANSACTION SUPPORT AGREEMENT

This Transaction Support Agreement (this “Agreement”), dated as of July 19, 2021, is entered into by and among Omnichannel Acquisition Corp., a Delaware corporation (“Acquiror”), Omnichannel Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Acquiror (“Merger Sub”), and the stockholder of the Company (as defined below) set forth on the signature page hereto (the “Stockholder”).

RECITALS

WHEREAS, concurrently herewith, Acquiror, Kin Insurance, Inc., a Delaware corporation (“Company”) and Merger Sub are entering into a Business Combination Agreement (as amended, supplemented, restated or otherwise modified from time to time, the “Business Combination Agreement”; capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Business Combination Agreement), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into the Company, with the Company surviving such merger (the “Merger”);

WHEREAS, as of the date hereof, the Stockholder is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of and is entitled to dispose of and vote the number of shares of Company Stock set forth on the signature page of this Agreement (collectively, the “Owned Shares”; the Owned Shares and any additional shares of Company Stock (or any securities convertible into or exercisable or exchangeable for Company Stock) in which the Stockholder acquires record or beneficial ownership after the date hereof, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, and any additional shares of Company Stock with respect to which the Stockholder has the right to vote through a proxy, if any, the “Covered Shares”);

WHEREAS, as a condition and inducement to the willingness of Acquiror and Merger Sub to enter into the Business Combination Agreement, the Stockholder is entering into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Acquiror, Merger Sub and the Stockholder hereby agree as follows:

1. Agreement to Vote. Subject to the earlier termination of this Agreement in accordance with Section 4 and the last paragraph of this Section 1, the Stockholder, solely in his, her or its capacity as a stockholder of the Company, irrevocably and unconditionally agrees, and agrees to cause any other holder of record of any of the Stockholder’s Covered Shares, to validly execute and deliver to the Company in respect of all of the Stockholder’s Covered Shares, on (or effective as of) the third (3rd) Business Day following the date that the Registration Statement / Proxy Statement becomes effective, a written consent substantially in the form attached as Exhibit A hereto. In addition, subject to the last paragraph of this Section 1, prior to the Termination Date (as defined herein), the Stockholder, in his, her or its capacity as a stockholder of the Company, irrevocably and unconditionally agrees that, at any other meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any written consent of stockholders of the Company, the Stockholder shall, and shall cause any other holder of record of any of the Stockholder’s Covered Shares to:

(a) when such meeting is held, appear at such meeting or otherwise cause the Stockholder’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

(b) vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Stockholder’s Covered Shares owned as of the record date for such meeting (or the date that any written consent is executed by the Stockholder) in favor of the Merger and the adoption of the Business Combination Agreement and any other matters necessary or reasonably requested by the Company for consummation of the Merger and the Transactions;

Annex F-1

(c) vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of the Stockholder’s Covered Shares against any Company Acquisition Proposal and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the Transactions or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Business Combination Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Stockholder contained in this Agreement; and

(d) in any other circumstances upon which a consent or other approval is required under the Company’s Governing Documents or otherwise sought in connection with the Business Combination Agreement or the Transactions, vote, consent or approve (or cause to be voted, consented or approved) all of such Stockholder’s Covered Shares held at such time in favor thereof.

The obligations of the Stockholder specified in this Section 1 shall apply whether or not the Merger or any action described above is recommended by the Company Board or the Company Board has previously recommended the Merger but changed such recommendation.

2. No Inconsistent Agreements. The Stockholder hereby covenants and agrees that the Stockholder shall not, at any time prior to the Termination Date, (i) enter into any voting agreement or voting trust with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement (for the avoidance of doubt, other than any such proxy granted in Section 3), or (iii) enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

3. Irrevocable Proxy. Each Stockholder hereby revokes any proxies that such Stockholder has heretofore granted with respect to such Stockholder’s Covered Shares, hereby irrevocably constitutes and appoints the then-acting chief executive officer of the Company as attorney-in-fact and proxy in accordance with the DGCL for and on such Stockholder’s behalf, for and in such Stockholder’s name, place and stead, in the event that such Stockholder fails to comply in any material respect with his, her or its obligations hereunder in a timely manner, to vote the Covered Shares of such Stockholder and grant all written consents thereto, in each case in accordance with the provisions of Section 1, and represent and otherwise act for such Stockholder in the same manner and with the same effect as if such Stockholder were personally present at any meeting held for the purpose of voting on the foregoing. The foregoing proxy is coupled with an interest, is irrevocable [(and shall survive and not be affected by the death, incapacity, mental illness or insanity of the Stockholder)]1 prior to the Termination Date and shall not be terminated by operation of Law or upon the occurrence of any other event other than following a termination of this Agreement pursuant to Section 4. Each Stockholder authorizes such attorney-in-fact and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the then-acting Secretary of the Company. Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 3 is given in connection with the execution by Acquiror and Merger Sub of the Business Combination Agreement and that such irrevocable proxy is given to secure the obligations of the Stockholder under Section 1. The irrevocable proxy set forth in this Section 3 is executed and intended to be irrevocable.

4. Termination. This Agreement shall terminate upon the earliest of (i) the Effective Time, (ii) the termination of the Business Combination Agreement in accordance with its terms, and (iii) the time this Agreement is terminated upon the mutual written agreement of Acquiror, Merger Sub and the Stockholder (the earliest such date under clause (i), (ii) and (iii) being referred to herein as the “Termination Date”) and the representations, warranties, covenants and agreements contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement; provided, that the provisions set forth in Sections 10 through 22 shall survive the termination of this Agreement; provided, further, that termination of this Agreement shall not relieve any party hereto from any liability resulting from a breach of this Agreement prior to the Termination Date or for any willful breach of, or actual fraud in connection with, this Agreement prior to such termination.

Annex F-2

5. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Acquiror as to itself as follows:

(a) The Stockholder is the only record and beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to the Covered Shares, free and clear of any Liens other than as created by this Agreement or the Governing Documents of the Company (including, for the purposes hereof, any agreements between or among stockholders of the Company). As of the date hereof, other than the Covered Shares, the Stockholder does not own beneficially or of record any Equity Securities of the Company (or any Equity Securities convertible into shares of capital stock of the Company) or any interest therein.

(b) The Stockholder (i) except as provided in this Agreement or in the Governing Documents of the Company, has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to the Stockholder’s Covered Shares, (ii) has not entered into any voting agreement or voting trust, and has no knowledge and is not aware of any such voting agreement or voting trust in effect, with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, (iii) except as set forth in Section 3 hereof, has not granted a proxy or power of attorney with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement, and has no knowledge and is not aware of any such agreement or undertaking.

(c) The Stockholder affirms that [he or she has all the requisite power and authority and has taken all action necessary in order to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby]2 [(A) it is a legal entity duly organized or formed, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization or formation and (B) has all requisite corporate, limited liability or other similar power and authority and has taken all corporate, limited liability or other action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby]3. This Agreement has been duly executed and delivered by the Stockholder and, subject to the due execution and delivery of this Agreement by the other parties hereto, constitutes a valid, legal and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights and subject to general principles of equity affecting the availability of specific performance and other equitable remedies.

(d) Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods, designations, declarations or authorizations are required to be obtained by the Stockholder from, or to be given by the Stockholder to, or be made by the Stockholder with, any Governmental Entity in connection with the execution, delivery and performance by the Stockholder of this Agreement, the consummation of the transactions contemplated hereby or the Merger and the Transactions.

(e) The execution, delivery and performance of this Agreement by the Stockholder do not, and the consummation of the transactions contemplated hereby or the Merger and the Transactions will not, constitute or result in (i) [any breach or violation of, or a default under, the Governing Documents of the Stockholder, (ii)]4 with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, suspension, revocation, modification or acceleration of any obligations under or the creation of a Lien on any of the Stockholder’s Owned Shares or any of the properties, rights or assets of the Stockholder pursuant to any Contract binding upon the Stockholder or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 5(d), under any applicable Law to which the Stockholder is subject or [(ii)]5[(iii)]6 any change in the rights or obligations

____________

1          To be included if the Stockholder is a natural person.

2          To be included if the Stockholder is a natural person.

3          To be included if the Stockholder is not a natural person.

4          To be included if the Stockholder is not a natural person.

5          To be included if the Stockholder is a natural person.

6          To be included if the Stockholder is not a natural person.

Annex F-3

of any party under any Contract legally binding upon the Stockholder, except, in the case of clause [(i) or (ii)]7[(ii) or (iii)]8 directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the Stockholder’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, the consummation of the Merger or the Transactions.

(f) As of the date of this Agreement, there is no action, Proceeding or investigation pending against the Stockholder or, to the knowledge of the Stockholder, threatened against the Stockholder that questions the beneficial or record ownership of the Stockholder’s Owned Shares, the validity of this Agreement or challenges or seeks to prevent, enjoin or materially delay the performance by the Stockholder of its obligations under this Agreement.

(g) The Stockholder understands and acknowledges that Acquiror is entering into the Business Combination Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of the Stockholder contained herein.

(h) No investment banker, broker, finder or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for which Acquiror or the Company is or will be liable in connection with the transactions contemplated hereby based upon arrangements made by the Stockholder in his, her or its capacity as a stockholder or, to the knowledge of the Stockholder, on behalf of the Stockholder in his, her or its capacity as a stockholder.

6. Certain Covenants of the Stockholder. Except in accordance with the terms of this Agreement, the Stockholder hereby covenants and agrees as follows:

(a) No Solicitation. Subject to Section 7 hereof, prior to the Termination Date, the Stockholder agrees not to, and shall use its reasonable best efforts to cause its Affiliates and its and their Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer (written or oral) that constitutes, or could reasonably be expected to result in or lead to, any Company Acquisition Proposal, (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal, (iii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to any Person relating to, any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Company Acquisition Proposal, (iv) prepare or take any steps in connection with a public offering of any Equity Securities of any Group Company (or any Affiliate or successor of any Group Company), (v) execute or enter into, any Contract, letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Company Acquisition Proposal, (vi) waive or otherwise forbear in the enforcement of any rights or other benefits under confidential information agreements relating to a Company Acquisition Proposal, including without limitation any “standstill” or similar provisions thereunder; or (vii) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. The Stockholder also agrees that immediately following the execution of this Agreement the Stockholder shall, and shall use commercially reasonable efforts to cause its Affiliates and its and their Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the parties and their respective Representatives) conducted heretofore in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, a Company Acquisition Proposal. The Stockholder shall promptly (and in any event within one (1) Business Day) notify, in writing, the Company of the receipt of any Company Acquisition Proposal and any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or could reasonably be expected to result in or lead to, any Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal).

____________

7          To be included if the Stockholder is a natural person.

8          To be included if the Stockholder is not a natural person.

Annex F-4

Notwithstanding anything in this Agreement to the contrary, (i) the Stockholder shall not be responsible for the actions of the Company or its Board of Directors (or any committee thereof), any Subsidiary of the Company, or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (the “Company Related Parties”), including with respect to any of the matters contemplated by this Section 6(a), (ii) the Stockholder makes no representations or warranties with respect to the actions of any of the Company Related Parties, and (iii) any breach by the Company of its obligations under Section 5.6 of the Business Combination Agreement shall not be considered a breach of this Section 6(a) (it being understood for the avoidance of doubt that the Stockholder shall remain responsible for any breach by the Stockholder or his, her or its Representatives (other than any such Representative that is a Company Related Party) of this Section 6(a)).

(b) The Stockholder hereby agrees, prior to the Termination Date, not to, directly or indirectly, (i) sell, transfer, pledge, encumber, assign, hedge, swap, convert or otherwise dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily (collectively, “Transfer”), or enter into any Contract, option or derivative transaction with respect to the Transfer of, any of the Stockholder’s Covered Shares or any voting rights with respect thereto, (ii) publicly announce any intention to effect any transaction specified in clause (i), or (iii) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing its obligations under this Agreement; provided, however, that nothing herein shall prohibit a Transfer to an Affiliate of the Stockholder (a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Acquiror, to assume all of the obligations of the Stockholder under, and be bound by all of the terms of, this Agreement; provided, further, that any Transfer permitted under this Section 6(b) shall not relieve the Stockholder of its obligations under this Agreement. Any Transfer in violation of this Section 6(b) with respect to the Stockholder’s Covered Shares shall be null and void.

(c) The Stockholder hereby authorizes the Company to maintain a copy of this Agreement at either the executive office or the registered office of the Company.

7. Further Assurances. From time to time, at Acquiror’s request and without further consideration, the Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement and the Business Combination Agreement. The Stockholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any action or claim, derivative or otherwise, against Acquiror, Acquiror’s Affiliates, the Sponsor, the Company or any of their respective successors and assigns challenging the Transactions or disputing the allocation of the consideration payable as part of the Merger pursuant to the terms of the Business Combination Agreement or the consummation of the transactions contemplated by this Agreement.

8. Disclosure. The Stockholder hereby authorizes the Company and Acquiror to publish and disclose in any announcement or disclosure required by the SEC the Stockholder’s identity and ownership of the Covered Shares and the nature of the Stockholder’s obligations under this Agreement; provided, that prior to any such publication or disclosure the Company and Acquiror have provided the Stockholder with an opportunity to review and comment upon such announcement or disclosure, which comments the Company and Acquiror will consider in good faith.

9. Changes in Capital Stock. In the event (i) of a stock split, stock dividend or distribution, or any change in the Company’s capital stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, (ii) that the Stockholder purchases or otherwise acquires beneficial ownership of any additional Equity Securities of the Company after the date hereof or (iii) the Stockholder acquires the right to vote or share in the voting of any additional Equity Securities of the Company after the date hereof, the terms “Owned Shares” and “Covered Shares” shall be deemed to refer to and include such shares, as applicable, as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction, including any shares received upon the exercise of any stock options or warrants.

10. Amendment and Modification. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of Acquiror, Merger Sub and the Stockholder. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any party or parties effected in a manner which does not comply with this Section 10 shall be null and void, ab initio.

Annex F-5

11. Waiver. No failure or delay by any party hereto exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the parties hereto hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

12. Notices. All notices, requests, claims, demands and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

if to the Stockholder, to it at the address (including email) set forth in the Company’s books and records, with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
811 Main Street
Houston, Texas 77002
Attn: John Greer
Email: john.greer@lw.com

if to Acquiror, to it at:

Omnichannel Acquisition Corp.
485 Springfield Avenue, #8
Summit, New Jersey 07901
Attn: Austin Simon; Matt Higgins
Email: asimon@omnichannelcorp.com; mhiggins@omnichannelcorp.com with a copy (which shall not constitute notice) to:

Winston & Strawn LLP
200 Park Avenue
New York, NY 10166-4193
Attn: Bradley C. Vaiana; Kyle Gann
Facsimile No.: (312) 558-5605
Email: bvaiana@winston.com; kgann@winston.com

or to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

13. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Acquiror any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares of the Stockholder. All rights, ownership and economic benefits of and relating to the Covered Shares of the Stockholder shall remain vested in and belong to the Stockholder, and Acquiror shall have no authority to direct the Stockholder in the voting or disposition of any of the Stockholder’s Covered Shares, except as otherwise provided herein.

14. Entire Agreement. This Agreement and the Business Combination Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof and thereof.

15. No Third-Party Beneficiaries. The Stockholder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of Acquiror in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as parties hereto; provided, that the Company shall be an express third party beneficiary with respect to Section 5 and Section 6(b) hereof.

Annex F-6

16. Governing Law and Venue; Service of Process; Waiver of Jury Trial.

(a) This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Merger, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

(b) In addition, each of the parties (i) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, any state or federal court located in the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, any state or federal court located in the State of Delaware having subject matter jurisdiction, and (iv) consents to service of process being made through the notice procedures set forth in Section 12.

(c) THE PARTIES EACH HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION ARISING UNDER THIS AGREEMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREE AND CONSENT THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16(c).

17. Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other parties, and any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

18. Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Acquiror, Merger Sub or the Stockholder under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

Annex F-7

19. Enforcement. The rights and remedies of the parties shall be cumulative with and not exclusive of any other remedy conferred hereby. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. It is accordingly agreed that the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof and thereof, without proof of damages and without posting a bond, prior to the valid termination of this Agreement and to enforce specifically the terms and provisions of this Agreement, including the Stockholder’s obligations to vote its Covered Shares as provided in this Agreement, in the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any state or federal court located in the State of Delaware, without proof of actual damages or otherwise (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.

20. Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

21. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement, it being understood that each party need not sign the same counterpart. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

22. Interpretation and Construction. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Sections are to Sections of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute and to any rules or regulations promulgated thereunder. References to any person include the successors and permitted assigns of that person. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

23. Capacity as a Stockholder. Notwithstanding anything herein to the contrary, the Stockholder signs this Agreement solely in the Stockholder’s capacity as a stockholder of the Company, and not in any other capacity and this Agreement shall not limit, prevent or otherwise affect the actions of the Stockholder or any Affiliate, employee or designee of the Stockholder or any of their respective Representatives in his or her capacity, if applicable, as an officer or director of the Company or any other Person.

[The remainder of this page is intentionally left blank.]

Annex F-8

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

STOCKHOLDER
Name:
Title:

Subject Shares:

_______shares of Common Stock

_______shares of Series A Preferred Stock

_______shares of Series B-1 Preferred Stock

_______shares of Series B-2 Preferred Stock

_______shares of Series B-3 Preferred Stock

_______shares of Series C Preferred Stock

_______shares of Series Seed-1 Preferred Stock

_______shares of Series Seed-2 Preferred Stock

_______shares of Series Seed-3 Preferred Stock

_______shares of Series Seed-4 Preferred Stock

_______shares of Series Seed-5 Preferred Stock

_______shares of Series Seed-6 Preferred Stock

[Signature Page to Shareholder Support Agreement]

Annex F-9

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

OMNICHANNEL ACQUISITION CORP.
By:
Name:
Title:

OMNICHANNEL MERGER SUB, INC.
By:
Name:
Title:

[Signature Page to Shareholder Support Agreement]

Annex F-10

EXHIBIT A

STOCKHOLDER CONSENT

[See attached.]

Annex F-11

ACTION BY WRITTEN CONSENT

OF THE STOCKHOLDERS OF

KIN INSURANCE, INC.

Pursuant to Section 228 and Section 242 of the Delaware General Corporation Law (“DGCL”) and the Bylaws of Kin Insurance, Inc., a Delaware corporation (the “Company”; such bylaws, the “Bylaws”), the undersigned stockholders of the Company (the “Stockholders”), representing the Company Stockholder Approval and the Company Preferred Stockholder Approval (each as defined in the Business Combination Agreement (as defined below)), as applicable, hereby take the following actions and adopt the following resolutions by written consent. This written consent will be filed in the minute book of the Company:

Agreement and Plan of Merger

WHEREAS, the Board of Directors of the Company (the “Board”) has determined that it is advisable and fair to, and in the best interests of, the Company and its stockholders to enter into, and has authorized the execution and delivery of, that certain Business Combination Agreement in the form attached hereto as Exhibit A (the “Business Combination Agreement”), by and among the Company, Omnichannel Acquisition Corp., a Delaware corporation (“Acquiror”), and Omnichannel Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Acquiror (“Merger Sub”), and all of the other agreements, documents, instruments and certificates contemplated by the Business Combination Agreement or to be executed in connection with the consummation of the transactions contemplated by the Business Combination Agreement (collectively, the “Transaction Documents”);

WHEREAS, upon the terms and subject to the conditions of the Business Combination Agreement, Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the surviving corporation and a wholly owned subsidiary of Acquiror (the “Merger”);

WHEREAS, the Board has unanimously (i) declared that the form, terms and provisions of the Business Combination Agreement, the Transaction Documents, the Merger and all of the other transactions contemplated thereby (collectively, the “Transactions”) are advisable and fair to, and in the best interests of, the Company’s stockholders and (ii) recommended that the Company’s stockholders adopt the Business Combination Agreement and the Transaction Documents and approve the Transactions, including the Merger;

WHEREAS, the Board has directed that the Business Combination Agreement and the Transaction Documents be submitted to the Company’s stockholders for consideration and approval; and

WHEREAS, the Stockholders have reviewed the Business Combination Agreement and the Transaction Documents in their entirety and have had the opportunity to ask any questions the Stockholders may have.

NOW, THEREFORE, BE IT RESOLVED, that the Stockholders hereby consent to the adoption of the Business Combination Agreement and the Transaction Documents (together with such changes and amendments thereto as are effected pursuant to authority granted by the Stockholders) and that the Business Combination Agreement, the Transaction Documents and the consummation of the Transactions be, and hereby are, authorized, adopted and approved in all respects, including for purposes of Section 228 of the DGCL.

Waiver of Notice

NOW, THEREFORE, BE IT RESOLVED, that the undersigned Stockholders hereby waive, on behalf of themselves and each of the other holders of common stock, $0.00001 par value, of the Company (“Common Stock”) and Company Preferred Stock (as defined in the Business Combination Agreement), any and all rights to receive, and any and all obligations of the Company to send, notice (and any related notice periods) with respect to the Merger, the Business Combination Agreement and the transactions contemplated thereby, pursuant to the certificate of incorporation of the Company and any other notice that the undersigned may be entitled to pursuant to the Bylaws or any agreement among the Company and any or all of the stockholders of the Company.

Annex F-12

Waiver of Appraisal Rights

WHEREAS, each of the undersigned Stockholders acknowledges the availability of appraisal rights under Section 262 of the DGCL in connection with the Merger.

NOW, THEREFORE, BE IT RESOLVED, that each of the undersigned Stockholders, with respect only to himself, herself or itself, hereby irrevocably and unconditionally waives any right to appraisal the undersigned may have in connection with the Merger under Section 262 of the DGCL and waiting periods to which the undersigned otherwise would be entitled under the provisions of the DGCL relating to appraisal rights.

Termination of Agreements

WHEREAS, in connection with the Merger, it is in the best interest of the Company and its stockholders to, contingent upon the Closing and to be effective no later than as of immediately prior to the Effective Time (as defined in the Merger Agreement), terminate the agreements set forth on Exhibit B hereto (collectively, the “Terminated Agreements”).

NOW, THEREFORE, BE IT RESOLVED, that, if and to the extent any of the undersigned Stockholders is a party to any of the Terminated Agreements, such Stockholder hereby agrees to the termination of the Terminated Agreement(s) to which such Stockholder is party, with such termination to be contingent upon the Closing and to be effective no later than as of immediately prior to the Effective Time.

Conversion of Company Preferred Stock

WHEREAS, pursuant to Section 5.1 of the Third Amended and Restated Certificate of Incorporation of the Company (the “Certificate of Incorporation”), the outstanding shares of Company Preferred Stock shall automatically be converted into shares of Common Stock at the then effective conversion rate as calculated pursuant to Section 4.1.1 of the Certificate of Incorporation upon the occurrence of an event specified by written consent of the holders of a majority of the then outstanding shares of Company Preferred Stock ;

WHEREAS, each of the undersigned holders of Company Preferred Stock desires to cause all of the outstanding shares of Company Preferred Stock to automatically be converted into a number of shares of Common Stock in accordance with the Certificate of Incorporation immediately prior to the Effective Time (as defined in the Business Combination Agreement) at the then effective conversion rate as calculated pursuant to Section 4.1.1 of the Certificate of Incorporation (the “Conversion”); and

WHEREAS, following the Conversion, all of the shares of Company Preferred Stock that convert into shares of Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Preferred Stock shall thereafter cease to have any rights with respect to such securities.

NOW, THEREFORE, BE IT RESOLVED, that each of the undersigned holders of Company Preferred Stock, with respect only to himself, herself or itself, hereby consent to the Conversion.

[Signature Page Follows]

Annex F-13

In accordance with the Company’s Bylaws, this Action by Written Consent may be executed in writing, or consented to by electronic transmission, in any number of counterparts, each of which, when so executed, shall be deemed an original and all of which taken together shall constitute one and the same action.

By:
Dated:

[Signature Page to Written Consent of the Stockholders of Kin Insurance, Inc.]

Annex F-14

EXHIBIT A

BUSINESS COMBINATION AGREEMENT

[See attached.]

[Exhibit A to Written Consent of the Stockholders of Kin Insurance, Inc.]

Annex F-15

EXHIBIT B

TERMINATION AGREEMENTS

1.      Termination Letter, dated as of July 19, 2021, by and among Kin Insurance, Inc., Alpha Edison II, L.P. and Alpha Edison II-A, L.P.

2.      Termination Letter, dated as of July 19, 2021, by and between Kin Insurance, Inc. and QED Fund VI, L.P.

3.      Termination Letter, dated as of July 19, 2021, by and between Kin Insurance, Inc. and Avanta Ventures LLC.

4.      Termination Letter, dated as of July 19, 2021, by and among Kin Insurance, Inc., Guggenheim Life and Annuity Company, HSCM Bermuda Fund Ltd., HS Santanoni LP and HSCM F1 Master Fund Ltd.

5.      Termination Letter, dated as of July 19, 2021, by and between Kin Insurance, Inc. and TONA Investments, L.P.

6.      Termination Letter, dated as of July 19, 2021, by and between Kin Insurance, Inc. and Allegis NL Capital LP.

7.      Termination Letter, dated as of July 19, 2021, by and between Kin Insurance, Inc. and Weave Capital II, a Series of PLG Master Partnership, LP.

[Exhibit B to Written Consent of the Stockholders of Kin Insurance, Inc.]

Annex F-16

Annex H

EXECUTION VERSION

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

This Amended and Restated Registration Rights Agreement (this “Agreement“) is entered into as of July 19, 2021 by and among:

(i) Omnichannel Acquisition Corp., a Delaware corporation (“Omnichannel”);

(ii) Omnichannel Sponsor, LLC, a Delaware limited liability company (the “Sponsor”); and

(iii) the equityholders designated as Legacy Kin Equityholders on Schedule A hereto (collectively, the “Legacy Kin Equityholders” and, together with the Sponsor and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.3 of this Agreement, the “Holders” and each individually a “Holder”).

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

RECITALS

WHEREAS, Omnichannel and the Sponsor are party to that certain Registration Rights Agreement, dated as of November 19, 2020 (the “Prior Agreement”);

WHEREAS, Omnichannel, Omnichannel Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Kin Insurance, Inc., a Delaware corporation (“Legacy Kin”), are party to that certain Business Combination Agreement, dated as of the date hereof (the “Business Combination Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Legacy Kin (the “Merger”), with Legacy Kin surviving the Merger as a wholly owned subsidiary of Omnichannel;

WHEREAS, following the consummation of the Merger, Omnichannel will be renamed “Kin Insurance, Inc.” (Omnichannel, following the consummation of the Merger, the “Company”) and, concurrently, Legacy Kin will be renamed;

WHEREAS, the Legacy Kin Equityholders will receive shares of common stock, par value $0.0001 per share, of the Company (“Common Stock”) on or about the Closing Date, pursuant to the Business Combination Agreement (such shares, collectively, the “Merger Shares”);

WHEREAS, at the Closing, the Sponsor will hold (i) an aggregate of 4,388,125 shares of Class B common stock of Omnichannel, par value $0.0001 per share, which, upon the consummation of the Merger, will be automatically converted into 4,388,125 shares of Common Stock (the “Sponsor Shares”) and (ii) an aggregate of 4,904,000 private placement warrants (the “Private Placement Warrants”) to purchase shares of Common Stock at an exercise price of $11.50 per share; and

WHEREAS, in connection with the consummation of the Merger, the parties to the Prior Agreement desire to amend and restate the Prior Agreement in its entirety as set forth herein, and the parties hereto desire to enter into this Agreement pursuant to which the Company shall grant the Holders certain registration rights with respect to the Registrable Securities (as defined below) on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows.

Annex H-1

1.    Definitions. The following capitalized terms used herein have the following meanings:

“Adverse Disclosure” means any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of the Company, after consultation with legal counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making public.

“Agreement” is defined in the preamble to this Agreement.

“Blackout Period” is defined in Section 3.4.2.

“Block Trade” means an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.

“Board” means the board of directors of the Company.

“Business Combination Agreement” is defined in the recitals to this Agreement.

“Closing Date” shall have the meaning given in the Business Combination Agreement.

“Commission” means the Securities and Exchange Commission, or any other Federal agency then administering the Securities Act or the Exchange Act.

“Common Stock” is defined in the recitals to this Agreement.

“Company” is defined in the recitals to this Agreement.

“Demanding Holder” is defined in Section 2.1.4.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“FINRA” means the Financial Industry Regulatory Authority Inc.

“Form S-1 Shelf” is defined in Section 2.1.1.

“Form S-3 Shelf” is defined in Section 2.1.1.

“Governmental Authority” means any United States or foreign or international (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitrator or arbitral tribunal (public or private), which for the purposes of this Agreement shall include FINRA and the Commission.

“Governmental Order” means any writ, order, judgment, injunction, decision, determination, award, ruling, verdict or decree entered, issued or rendered by any Governmental Authority.

“Holder” is defined in the preamble to this Agreement.

“Holder Indemnified Party” is defined in Section 4.1.

“Indemnified Party” is defined in Section 4.3.

“Indemnifying Party” is defined in Section 4.3.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

Annex H-2

“Legacy Kin” is defined in the recitals to this Agreement.

“Legacy Kin Equityholders” is defined in the preamble to this Agreement.

“Maximum Number of Securities” is defined in Section 2.1.5.

“Merger” is defined in the recitals to this Agreement.

“Merger Shares” is defined in the recitals to this Agreement.

“Merger Sub” is defined in the recitals to this Agreement.

“Minimum Takedown Threshold” is defined in Section 2.1.4.

“Misstatement” means an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading.

“New Registration Statement” is defined in Section 2.1.7.

“Omnichannel” is defined in the preamble to this Agreement.

“Other Coordinated Offering” is defined in Section 2.4.1.

“Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

“Piggyback Registration” is defined in Section 2.2.1.

“Prior Agreement” is defined in the recitals to this Agreement.

“Private Placement Warrants” is defined in the recitals to this Agreement.

“Prospectus” means the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Register,” “Registered” and “Registration” mean the effect of preparing and filing a registration statement, prospectus or similar document (including any related Shelf Takedown) in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registrable Securities” means (a) the Sponsor Shares and the shares of Common Stock issued or issuable upon the conversion of the Sponsor Shares, (b) the Private Placement Warrants and the shares of Common Stock issued or issuable upon the exercise of the Private Placement Warrants, (c) any outstanding shares of Common Stock or Warrants held by a Holder as of the Closing Date (including the Merger Shares), (d) any shares of Common Stock that may be acquired by Holders upon the exercise of a Warrant or other right to acquire Common Stock held by a Holder as of the date of this Agreement, (e) any shares of Common Stock or Warrants (including any shares of Common Stock issued or issuable upon the exercise of any such Warrant) otherwise acquired or owned by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company, and (f) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clauses (a) through (e) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such security shall cease to be a Registrable Security upon the earliest to occur of: (A) the transfer of such security by a Holder to any Person other than (i) an Affiliate or equityholder of such Holder or (ii) another Holder or an Affiliate or equityholder of such other Holder; (B) the time at which such security ceases to be outstanding; (C) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale); and (D) upon the sale of such security to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

Annex H-3

“Registration Expenses” shall mean the expenses of a Registration, including, without limitation, the following:

(i) all registration and filing fees (including fees with respect to filings required to be made with FINRA) and any national securities exchange on which the Common Stock is then listed;

(ii) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters, placement agent or sales agent in connection with blue sky qualifications of Registrable Securities);

(iii) printing, messenger, telephone and delivery expenses;

(iv) reasonable fees and disbursements of counsel for the Company;

(v) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(vi) reasonable fees and expenses of one legal counsel selected by the majority-in-interest of the Demanding Holders in an Underwritten Offering or Other Coordinated Offering (not to exceed $50,000 without the consent of the Company).

“Registration Statement” means any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” is defined in Section 2.1.5.

“SEC Guidance” is defined in Section 2.1.7.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Shelf” means the Form S-1 Shelf, a Form S-3 Shelf or any Subsequent Shelf Registration, as the case may be.

“Shelf Registration” means a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” means an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” is defined in the preamble to this Agreement.

“Sponsor Shares” is defined in the recitals to this Agreement.

“Subscription Agreements” means those certain subscription agreements the Company entered into with certain investors pursuant to which such investors purchased shares of Common Stock in connection with the consummation of the transactions contemplated in the Business Combination Agreement.

“Subsequent Shelf Registration” is defined in Section 2.1.2.

“Suspension Period” is defined in Section 3.4.1.

“Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

Annex H-4

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal and not as part of such dealer’s market-making activities.

“Underwritten Offering” means a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” is defined in Section 2.1.4.

“Warrants” means the warrants of the Company, including the Private Placement Warrants, with each whole warrant entitling the holder to purchase one share of Common Stock.

“Withdrawal Notice” is defined in Section 2.1.6.

2.    REGISTRATION RIGHTS.

2.1 Shelf Registration.

2.1.1 Filing. Subject to Section 3.3, the Company shall file within 30 days after the Closing Date, and shall use commercially reasonable efforts to cause to be declared effective as soon as practicable thereafter, a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) covering the resale of all the Registrable Securities (determined as of two business days prior to such filing) on a delayed or continuous basis. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Following the filing of a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Registration Statement on Form S-3 (the “Form S-3 Shelf”) as soon as reasonably practicable after the Company is eligible to use Form S-3.

2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities (determined as of two business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form.

2.1.3 Additional Registrable Securities. In the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon request of a Holder that holds at least five (5.0%) percent of the Registrable Securities, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, the Shelf (including by means of a post-effective amendment) or a Subsequent Shelf Registration and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for the Legacy Kin Equityholders, on the one hand, and the Sponsor, on the other hand.

Annex H-5

2.1.4 Requests for Underwritten Shelf Takedowns. At any time and from time to time when an effective Shelf is on file with the Commission, any one or more Holders (in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided in each case that the Company shall only be obligated to effect an Underwritten Offering if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder(s) with a total offering price reasonably expected to exceed, in the aggregate, $35 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Promptly (but in any event within ten (10) days) after receipt of a request for Underwritten Shelf Takedown, the Company shall give written notice of the Underwritten Shelf Takedown to all other Holders. Subject to Section 2.4.3, the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Legacy Kin Equityholders, on the one hand, and the Sponsor, on the other hand, may each demand not more than two (2) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any 12-month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Shelf Takedown pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.5 Reduction of Underwritten Shelf Takedown. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown advises the Company, the Demanding Holders and the Holders requesting piggy-back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Shelf Takedown pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Shelf Takedown without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Shelf Takedown, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata, as nearly as practicable, based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Shelf Takedown, or in such other proportion as shall mutually be agreed to by all such Demanding Holders and Requesting Holders) that can be sold without exceeding the Maximum Number of Securities; provided, however, that the number of Registrable Securities held by the Holders to be included in such Underwritten Shelf Takedown shall not be reduced unless all other securities are first entirely excluded from the Underwritten Shelf Takedown. To facilitate the allocation of Registrable Securities in accordance with the above provisions, the Company or the Underwriters may round the number of shares allocated to any Holder to the nearest 100 shares. The Company shall not be required to include any Registrable Securities in such Underwritten Shelf Takedown unless the Holders accept the terms of the underwriting as agreed upon between the Company and its Underwriters.

2.1.6 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that any Holder may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the remaining Holders. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown for purposes of Section 2.1.4, unless the Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown; provided that, if a Legacy Kin Equityholder or the Sponsor elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the

Annex H-6

Legacy Kin Equityholders or the Sponsor, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Underwritten Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to the second sentence of this Section 2.1.6.

2.1.7 New Registration Statement. Notwithstanding the registration obligations set forth in this Section 2.1, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the holders thereof and use its commercially reasonable efforts to file amendments to the Shelf Registration as required by the Commission and/or (ii) withdraw the Shelf Registration and file a new registration statement (a “New Registration Statement”), on Form S-3, or if Form S-3 is not then available to the Company for such registration statement, on such other form available to register for resale of the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”), including without limitation, the Manual of Publicly Available Telephone Interpretations D.29. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used commercially reasonable efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis based on the total number of Registrable Securities held by the Holders, subject to a determination by the Commission that certain Holders must be reduced first based on the number of Registrable Securities held by such Holders. In the event the Company amends the Shelf Registration or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Shelf Registration, as amended, or the New Registration Statement.

2.1.8 Effective Registration. Notwithstanding the provisions of Section 2.1.3 or Section 2.1.4 above or any other part of this Agreement, a Registration shall not count as a Registration unless and until (i) the Registration Statement has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. Subject to Section 2.4.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1 hereof), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend

Annex H-7

reinvestment plan or (v) for a rights offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2 Reduction of Offering. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a) If the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata (as nearly as practicable), based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering or in such other proportions as shall mutually be agreed to by all such selling Holders, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration or registered offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata (as nearly as practicable), based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering or in such other proportions as shall mutually be agreed to by all such selling Holders, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under

Annex H-8

the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities; and

(c) If the Registration or registered offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities pursuant to Section 2.1.5.

2.2.3 Piggyback Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdrawal from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include the Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.

2.3 Market Stand-Off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), each Holder given an opportunity to participate in the Underwritten Offering pursuant to the terms of this Agreement agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the 90-day period beginning on the date of pricing of such offering or such shorter period during which the Company agrees not to conduct an underwritten primary offering of Common Stock, except in the event the Underwriters managing the offering otherwise agree by written consent. Each Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

2.4 Block Trades; Other Coordinated Offerings.

2.4.1 Notwithstanding the foregoing, at any time and from time to time when an effective Shelf is on file with the Commission and effective, if a Demanding Holder wishes to engage in (a) a Block Trade or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case with a total offering price reasonably expected to exceed, in the aggregate, either (x) $35 million or (y) all remaining Registrable Securities held by the Demanding Holder, then notwithstanding the time periods provided for in Section 2.1.4, such Demanding Holder shall notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters or placement agents or sales agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering and any related due diligence and comfort procedures.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company and the Underwriter or Underwriters or placement agents or sales agents (if any) of their intention to

Annex H-9

withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

2.4.3 Any Registration effected pursuant to this Section 2.4 shall be deemed an Underwritten Shelf Takedown and within the cap on Underwritten Shelf Takedowns provided in the last sentence of Section 2.1.4. Notwithstanding anything to the contrary in this Agreement, Section 2.2 hereof shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.4.4 The majority in interest of the Demanding Holder initiating such Block Trade shall have the right to select the Underwriters and any sale agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

3.    REGISTRATION PROCEDURES

3.1 Filings; Information. In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as practicable, and in connection therewith:

3.1.1 Filing Registration Statement. The Company shall prepare and file with the Commission as soon as practicable a Registration Statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use its commercially reasonable efforts to cause such Registration Statement to become effective and use its commercially reasonable efforts to keep it effective for the period required by Section 3.1.3.

3.1.2 Copies. The Company shall, prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Holders of Registrable Securities included in such Registration or legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders.

3.1.3 Amendments and Supplements. The Company shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act until all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or such securities have been withdrawn.

3.1.4 Notification. After the filing of a Registration Statement, the Company shall promptly, and in no event more than two (2) business days after such filing, notify the Holders of Registrable Securities included in such Registration Statement of such filing, and shall further notify such Holders promptly and confirm such advice in writing in all events within two (2) business days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order (and the Company shall take all actions required to prevent the entry of such stop order or to remove it if entered); and (iv) any request by the Commission for any amendment or supplement to such Registration Statement or any Prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such Prospectus will not contain a Misstatement, and promptly make available to the Holders of Registrable Securities included in such Registration Statement any such supplement or amendment; except that no less than five (5) days before filing with the Commission a Registration Statement or Prospectus or any amendment or supplement thereto, including documents incorporated by reference, the Company shall furnish to the holders of Registrable Securities included in such Registration Statement and to the legal counsel for any such holders, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such holders and legal counsel

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with a reasonable opportunity to review such documents and comment thereon, and the Company shall consider such comments in good faith before filing any Registration Statement or Prospectus or amendment or supplement thereto, including documents incorporated by reference.

3.1.5 State Securities Laws Compliance. The Company shall (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or take any action to which it would be subject to general service of process or taxation in any such jurisdiction.

3.1.6 Agreements for Disposition. The Company shall enter into customary agreements (including, if applicable, an underwriting agreement or other sales or distribution agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. The representations, warranties and covenants of the Company in any such agreement which are made to or for the benefit of any Underwriters or other placement agent or sales agent, to the extent applicable, shall also be made to and for the benefit of the holders of Registrable Securities included in such registration statement.

3.1.7 Records. The Company shall make available for inspection by the holders of Registrable Securities included in such Registration Statement, any Underwriter or placement agent or sales agent participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any holder of Registrable Securities included in such Registration Statement or any Underwriter or placement agent or sales agent, all financial and other records, pertinent corporate documents and properties of the Company, as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply any information reasonably requested by any of them in connection with such Registration Statement; provided, however, that such Underwriter, placement agent, sales agent or other representatives enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information.

3.1.8 Opinions and Comfort Letters. The Company shall use commercially reasonable efforts to obtain (i) a “comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from the Company’s independent registered public accountants in the event of an Underwritten Offering, Block Trade or Other Coordinated Offering, in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter or placement agent or sales agent may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders, and (ii) an opinion and negative assurance letter, to be delivered on the date the Registrable Securities are delivered for sale pursuant to such Registration Statement, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sale agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders; provided, however, that counsel for the Company shall not be required to provide any opinions with respect to any Holder.

3.1.9 Earnings Statement. The Company shall use commercially reasonable efforts to make available to its shareholders, as soon as reasonably practicable, an earnings statement covering a period of twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

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3.1.10 Listing. The Company shall cause all Registrable Securities included in any registration to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by the Company are then listed or designated or, if no such similar securities are then listed or designated, in a manner satisfactory to the holders of a majority of the Registrable Securities included in such registration.

3.1.11 Road Show. The Company shall make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering.

3.1.12 Legend Removal. Upon request of a Holder, the Company shall (i) authorize the Company’s transfer agent to remove any legend on share certificates of such Holder’s Common Stock restricting further transfer (or any similar restriction in book entry positions of such Holder) if such restrictions are no longer required by the Securities Act or any applicable state securities laws or any agreement with the Company to which such Holder is a party, including if such shares subject to such a restriction have been sold on a Registration Statement and are no longer held by an affiliate of the Company, (ii) request the Company’s transfer agent to issue in lieu thereof shares of Common Stock without such restrictions to the Holder upon, as applicable, surrender of any stock certificates evidencing such shares of Common Stock, or to update the applicable book entry position of such Holder so that it no longer is subject to such a restriction, and (iii) use commercially reasonable efforts to cooperate with such Holder to have such Holder’s shares of Common Stock transferred into a book-entry position at The Depository Trust Company, in each case, subject to delivery of customary documentation, including any documentation required by such restrictive legend or book-entry notation.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ or agents’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Information. The Holders of Registrable Securities shall provide such information as may reasonably be requested by the Company, or the managing Underwriter or placement agent or sales agent, if any, in connection with the preparation of any Registration Statement or Prospectus, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act pursuant to Article 2 and in connection with the Company’s obligation to comply with federal and applicable state securities laws. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide such information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the Registration and such Holder continues thereafter to withhold such information. No person may participate in any Underwritten Offering or other coordinated offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed (any such period, a “Suspension Period”).

3.4.2 If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness

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or continued use at such time, the Company may, upon giving prompt notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for a period of not more than sixty (60) consecutive days after the request of the Holders is given (any such period, a “Blackout Period”). In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. Parent shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4. Notwithstanding anything to the contrary in this Section 3.4, in no event shall any Suspension Period or any Blackout Period continue for more than one-hundred twenty (120) days in the aggregate during any 365-day period.

3.4.3 (a) During the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date three hundred and sixty five (365) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable Shelf, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and such Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or Section 2.4.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

4. INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification by the Company. To the extent permitted by law and subject to the limitations set forth in Section 4.4.3 hereof , the Company agrees to indemnify and hold harmless each Holder of Registrable Securities, and each of their respective officers, employees, affiliates, directors, partners, members, attorneys and agents, and each person, if any, who controls a Holder of Registrable Securities (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, an “Holder Indemnified Party”), from and against all losses, judgments, claims, damages, liabilities and out-of-pocket expenses, whether joint or several, arising out of or based upon any Misstatement or alleged Misstatement contained in any Registration Statement or Prospectus; provided, however, that the indemnity agreement contained in this Section 4.1 shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, and the Company will not be liable in any such case to the extent that any such losses, judgments, claims, damages, liabilities or out-of-pocket expenses arises out of or is based upon any Misstatement or alleged Misstatement made in such Registration Statement or Prospectus in reliance upon and in conformity with information furnished to the Company, in writing, by a Holder Indemnified Party expressly for use therein.

4.2 Indemnification by Holders of Registrable Securities. In connection with any Registration Statement in which the Holder of Registrable Securities is participating, to the extent permitted by law and subject to the limitations set forth in Section 4.4.3 hereof, each selling Holder of Registrable Securities will, in the event that any Registration is being effected under the Securities Act pursuant to this Agreement of any Registrable Securities held by such selling Holder, indemnify and hold harmless the Company, each of its directors and officers, legal counsel and accountants for the Company and each Underwriter or placement agent or sales agent (if any), and each other selling Holder and each other person, if any, who controls the Company, another selling holder or such Underwriter or placement agent or sales agent within the meaning of the Securities Act, against any losses, claims, judgments, damages, liabilities and out-of-pocket expenses, whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or actions in respect thereof) arise out of or are based upon any Misstatement or alleged Misstatement contained in any Registration Statement, if the Misstatement or alleged Misstatement was made in reliance upon and in conformity with information furnished in writing to the Company by such selling Holder expressly for use therein; provided,

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however, that the indemnity agreement contained in this Section 4.2 shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld. Each selling Holder’s indemnification obligations hereunder shall be several and not joint and several and shall be limited to the amount of any net proceeds actually received by such selling holder, except in the case of fraud or willful misconduct by such Holder.

4.3 Conduct of Indemnification Proceedings. Promptly after receipt by any person of any notice of any loss, claim, damage or liability or any action in respect of which indemnity may be sought pursuant to Section 4.1 or Section 4.2, such person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other person for indemnification hereunder, notify such other person (the “Indemnifying Party”) in writing of the loss, claim, judgment, damage, liability or action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party provided, that, if (i) the Indemnified Party shall have reasonably concluded that there may be one or more legal or equitable defenses available to it which are additional to or conflict with those available to the Indemnifying Party, or that such claim or litigation involves or could have an effect upon matters beyond the scope of the indemnity provided hereunder, or (ii) such action seeks an injunction or equitable relief against the Indemnified Party or involves actual or alleged criminal activity, the Indemnifying Party shall not have the right to assume the defense of such action on behalf of the Indemnified Party without such Indemnified Party’s prior written consent and the Indemnifying Party shall reimburse the Indemnified Party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party for that portion of the fees and expenses of any counsel retained by the Indemnified Party which is reasonably related to the matters covered by the indemnity provided hereunder. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel) to represent the Indemnified Party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, in the reasonable judgment of the Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding.

4.4 Contribution

4.4.1 If the indemnification provided for in the foregoing Sections 4.1, 4.2 and 4.3 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability or action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the Misstatement or alleged Misstatement relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such Misstatement or alleged Misstatement.

4.4.2 The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding Section 4.4.1.

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4.4.3 The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability or action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 4.4, no holder of Registrable Securities shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such holder from the sale of Registrable Securities which gave rise to such contribution obligation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) with respect to any action shall be entitled to contribution in such action from any person who was not guilty of such fraudulent misrepresentation.

5. MISCELLANEOUS

5.1 Other Registration Rights. Except as provided in the Subscription Agreements, the Company represents and warrants that no person, other than the holders of the Registrable Securities, has any right to require the Company to register any shares of the Company’s capital stock for sale or to include shares of the Company’s capital stock in any registration filed by the Company for the sale of shares of capital stock for its own account or for the account of any other person.

5.2 Acknowledgment. The Holders hereby agree and acknowledge that their respective Registrable Securities (other than their respective Registrable Securities acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act of 1933, as amended, pursuant to a subscription agreement where the issuance of Registrable Securities occurs on or after the closing of the Merger) are subject to the lock-up provisions set forth in (a) with respect to the Sponsor, Section 3 of that certain letter agreement, dated as of the date hereof, by and among Omnichannel, the Sponsor, Legacy Kin and the other parties thereto, and (b) with respect to the Kin Equityholders, the lock-up agreement, dated as of the date hereof, between the Kin Equityholders and the Company.

5.3 Assignment; No Third Party Beneficiaries. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. This Agreement and the rights, duties and obligations of the holders of Registrable Securities hereunder may be freely assigned or delegated by such holder of Registrable Securities in conjunction with and to the extent of any transfer of Registrable Securities by any such holder. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties, to the permitted assigns of the Holders or holder of Registrable Securities or of any assignee of the Holders or holder of Registrable Securities. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Article 4 and this Section 5.3.

5.4 Modifications, Amendments and Waivers. Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that in the event any such waiver, amendment or modification would be adverse in any material respect to the material rights or obligations hereunder of a Holder, the written consent of such Holder will also be required; provided further that in the event any such waiver, amendment or modification would be disproportionate and adverse in any material respect to the material rights or obligations hereunder of a Holder, the written consent of such Holder will also be required. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.5 Termination of Existing Registration Rights. The registration rights granted under this Agreement shall supersede any registration, qualification or similar rights of the Holders with respect to any shares or securities of the Company or Legacy Kin granted under any other agreement, including, but not limited to, the Prior Agreement and

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that certain Amended and Restated Investors’ Rights Agreement, dated as of May 7, 2020, by and among Legacy Kin and the other parties thereto, any of such preexisting registration, qualification or similar rights and such agreements shall be terminated and of no further force and effect.

5.6 Term. This Agreement shall terminate with respect to any Holder on the date that such Holder no longer holds any Registrable Securities. The provisions of Article IV shall survive any termination.

5.7 Notices. All notices, requests, claims, demands and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

If to Omnichannel (prior to the Closing Date), to:

Omnichannel Acquisition Corp.

485 Springfield Avenue, #8

Summit, New Jersey 07901

Attn: Matt Higgins; Austin Simon

Email: mhiggins@omnichannelcorp.com; asimon@omnichannelcorp.com with copies (which shall not constitute notice) to:

Winston & Strawn LLP

200 Park Avenue

New York, NY 10166

Attn: Brad Vaiana; Kyle Gann; David Sakowitz

Email: bvaiana@winston.com; kgann@winston.com; dsakowitz@winston.com

If to the Company (on or after the Closing Date), to:

Kin Insurance, Inc.
55 W. Monroe, Suite 2200

Chicago, IL 60603

Email: Legal@kin.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attention: John Greer

Email: John.Greer@lw.com

or to such other address as Omnichannel or the Company, as applicable, may have previously furnished to the others in writing in the manner set forth above. If to any Holder, to such address indicated on (i) prior to the Closing Date, Legacy Kin’s or Omnichannel’s records, as applicable, with respect to such Holder or to such other address or addresses as such Holder may from time to time designate in writing and (ii) on or after the Closing Date, the Company’s records with respect to such Holder or to such other address or addresses as such Holder may from time to time designate in writing.

5.8 Further Assurances. The parties hereto will sign such further documents, cause such meetings to be held, resolutions passed, exercise their votes and do and perform and cause to be done such further acts and things necessary, proper or advisable in order to give full effect to this Agreement and every provision hereof.

5.9 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

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5.10 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREE AND CONSENT THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 5.10.

5.11 Submission to Jurisdiction. Each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court sitting in Wilmington, Delaware), for the purposes of any proceeding, claim, demand, action or cause of action (a) arising under this Agreement or (b) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such proceeding has been brought in an inconvenient forum. Each party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any proceeding claim, demand, action or cause of action against such party (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions contemplated hereby, (A) any claim that such party is not personally subject to the jurisdiction of the courts as described in this Section 5.11 for any reason, (B) that such party or such party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the proceeding, claim, demand, action or cause of action in any such court is brought against such party in an inconvenient forum, (y) the venue of such proceeding, claim, demand, action or cause of action against such party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such party in or by such courts. Each party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address in accordance with Section 5.7 shall be effective service of process for any such proceeding, claim, demand, action or cause of action.

5.12 Remedies. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that (i) such parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof and thereof, without proof of damages and without posting a bond, prior to the valid termination of this Agreement, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific enforcement is an integral part of the transactions contemplated hereby and without that right, none of the parties hereto would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 5.12 shall not be required to provide any bond or other security in connection with any such injunction.

Annex H-17

5.13 Entire Agreement. This Agreement and any other documents, instruments and certificates explicitly referred to herein, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties hereto or any of their respective subsidiaries with respect to the subject matter hereof. No representations, warranties, covenants, understandings, agreements, oral or otherwise, with respect to the subject matter contemplated by this Agreement exist between the parties hereto, except as expressly set forth or referenced in this Agreement.

5.14 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable law, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

5.15 Captions. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

5.16 Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any joinder to this Agreement by electronic means, including DocuSign, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

5.17 Several Liability. The liability of any Holder hereunder is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Holder be liable for any other Holder’s breach of such other Holder’s obligations under this Agreement.

5.18 Effectiveness. Termination if Business Combination Agreement is Terminated. This Agreement shall be valid and enforceable as of the date of this Agreement and may not be revoked by any party hereto; provided, however, that the provisions herein shall not be effective until the consummation of the Merger. In the event the Business Combination Agreement is terminated in accordance with its terms, this Agreement shall automatically terminate and be of no further force and effect.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Annex H-18

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

Omnichannel Acquisition Corp.
By:	/s/ Matt Higgins
Name: Matt Higgins
Title: Chief Executive Officer
Omnichannel SPONSOR, LLC.
By:	Videre Horizon LLC, its Manager
By:	/s/ Matt Higgins
Name: Matt Higgins
Title: President

[Signature Page to Registration Rights Agreement]

Annex H-19

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

HOLDERS:
[ • ]

[Signature Page to Registration Rights Agreement]

Annex H-20

SCHEDULE A

Legacy Kin Equityholders

•        August Capital VII, L.P.

•        Sean Harper

•        Lucas Ward

•        Angel Conlin

•        Joshua Cohen

•        Bret Harper

•        HS Santanoni LP

•        HSCM F1 Master Fund Ltd.

•        HSCM Bermuda Fund Ltd.

•        HSCM Bermuda Insurtech Fund LP

•        HS Opalescent LP

•        HSCM Ventures Fund 2 LP

•        Commerce Ventures II, LP

•        Commerce Ivy II-A, LLC

Annex H-21

Annex I

EXECUTION VERSION

FORM OF DIRECTOR NOMINATION AGREEMENT

THIS DIRECTOR NOMINATION AGREEMENT (this “Agreement”) is made and entered into as of [___], 2021 (the “Effective Time”), by and between Kin Insurance, Inc. (formerly known as Omnichannel Acquisition Corp.), a Delaware corporation (the “Company”), and Omnichannel Sponsor, LLC, a Delaware limited liability company (the “Sponsor”). Capitalized terms used but not otherwise defined in this Agreement have the respective meanings given to them in the Business Combination Agreement (as defined below).

WHEREAS, the Company and certain of its affiliates have consummated the business combination and the other transactions (collectively, the “Transactions”) contemplated by the Business Combination Agreement, dated as of July 16, 2021 (the “Business Combination Agreement”), by and among the Company, Omnichannel Merger Sub, Inc., a Delaware corporation, and Kin Insurance, Inc., a Delaware corporation;

WHEREAS, in its capacity as the sponsor of the Company prior to completion of the Business Combination, the Sponsor desires that, after giving effect to the Transactions, it will continue to have representation on the board of directors of the Company (the “Board”) so as to continue to create value for its direct and indirect equityholders; and

WHEREAS, in furtherance of the foregoing, the Sponsor desires to have certain director nomination rights with respect to the Company, and the Company desires to provide the Sponsor with such rights, in each case, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficient of which are hereby acknowledged, each of the parties to this Agreement agrees as follows:

ARTICLE I
NOMINATION RIGHT

Section 1.1 Board Nomination Right.

(a) From the Effective Time until the termination of this Agreement in accordance with Section 2.1, at every meeting of the Board, or a committee thereof, or action by written consent, at or by which directors of the Company are appointed by the Board or are nominated to stand for election and elected by stockholders of the Company, the Sponsor shall have the right to appoint or nominate Matt Higgins for election to the Board, to serve as a director of the Company (the “First Nominee”, and any individual appointed or nominated by the Sponsor for election to the Board pursuant to this Section 1.1(a) or Section 1.1(b), a “Nominee”); provided, however, that in the event that a vacancy on the Board is created at any time by the death, retirement, disability, removal or resignation of the First Nominee, the rights of the Sponsor pursuant to this Section 1.1(a) shall automatically terminate and be of no further force or effect.

(b) From the Effective Time until the fifteen (15) month anniversary of the Effective Time, at every meeting of the Board, or a committee thereof, or action by written consent, at or by which directors of the Company are appointed by the Board or are nominated to stand for election and elected by stockholders of the Company, the Sponsor shall have the right to appoint or nominate a second (2nd) Nominee as shall have been designated by the Sponsor in writing to the Company, who is independent for New York Stock Exchange and audit committee purposes; provided, that such Nominee shall be reasonably acceptable to the Company (the “Other Nominee” and, together with the First Nominee, the “Nominees”).

(c) For so long as required pursuant to Section 1.1(a) or 1.1(b), as applicable, the Company shall take all actions necessary (including, without limitation, calling special meetings of the Board and the stockholders of the Company and recommending, supporting and soliciting proxies) to ensure that: (i) each Nominee is included in the Board’s slate of nominees to the stockholders of the Company for the election of directors of the Company and recommended by the Board at any meeting of stockholders called for the purpose of electing directors of the Company; and (ii) when a Nominee is up for election, such Nominee is included in the proxy statement prepared by management of the Company in connection with the Company’s solicitation of proxies or consents in favor of the

Annex I-1

foregoing for every meeting of the stockholders of the Company called with respect to the election of members of the Board, and at every adjournment or postponement thereof, and on every action or approval by written resolution of the stockholders of the Company or the Board with respect to the election of directors of the Company.

(d) If the Other Nominee ceases to serve for any reason, the Sponsor shall, subject to the Sponsor then being entitled to nominate such individual for election or appointment as a director pursuant to Section 1.1(b), be entitled to designate and appoint or nominate such person’s successor in accordance with this Agreement and the Board shall promptly fill the vacancy with such successor Nominee; provided, that such successor shall be reasonably acceptable to the Company.

(e) If at any time the Sponsor is no longer entitled to nominate a particular Nominee pursuant to Section 1.1(a) or 1.1(b), as applicable, then upon receipt of a request from the Company to the Sponsor or the applicable Nominee, such Nominee shall (and the Sponsor shall cause such Nominee to) immediately tender his resignation as a member of the Board.

(f) Upon a Nominee’s election or appointment to the Board, as applicable, the Company shall indemnify such Nominee on the same basis as all other members of the Board and pursuant to an indemnity agreement with terms that are no less favorable to such Nominee than the indemnity agreements entered into between the Company and its other non-employee directors.

(g) The Nominees shall be entitled to compensation (including equity awards) that is consistent with the compensation received by other non-employee directors of the Company. In addition, the Company shall pay the reasonable, documented, out-of-pocket expenses incurred by each Nominee in connection with his or her services provided to or on behalf of the Company and its Subsidiaries, including attending Board and committee meetings or events attended on behalf of the Company or at the Company’s request.

(h) The Sponsor shall use its reasonable best efforts to cause each of the Nominees to comply with any qualification requirements for members of the Board set forth in the certificate of incorporation, bylaws or other organizational documents of the Company, and all policies, procedures, processes, codes, rules, standards and guidelines applicable to members of the Board, including the Company’s code of business conduct and ethics, any related person transactions approval policy, any securities trading policies, any confidentiality policy applicable to the applicable Nominee and any corporate governance guidelines, and preserve the confidentiality of the Company’s business information, including the discussions of matters considered in meetings of the Board or any committee thereof, at all times that such Nominee serves as a member of the Board.

ARTICLE II
miscellaneous

Section 2.1 Termination. This Agreement shall terminate automatically and become void and of no further force or effect, without any notice or other action by any Person, as of the twenty-four (24)-month anniversary of the Effective Time.

Section 2.2 Notices. All notices, requests, claims, demands and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

If to the Company, to:

Kin Insurance, Inc.
55 W. Monroe, Suite 2200
Chicago, IL 60603
Attn: Bret Harper
Email: Legal@kin.com

Annex I-2

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
811 Main Street
Houston, Texas 77002
Attn: John Greer
Email: john.greer@lw.com

If to Sponsor, to:

485 Springfield Avenue, #8

Summit, New Jersey 07901

Attn: Austin Simon; Matt Higgins

Email: asimon@omnichannelcorp.com; mhiggins@omnichannelcorp.com with a copy (which shall not constitute notice) to:

Winston & Strawn LLP
200 Park Avenue
New York, NY 10166-4193

Attention: Bradley C. Vaiana, Esq.; Kyle Gann, Esq.

E-mail: bvaiana@winston.com; kgann@winston.com

or to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 2.3 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 2.4 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of Law, by any party hereto without the prior written consent of the other party hereto, except notwithstanding any of the foregoing, the Sponsor may, in connection with a transfer of shares of the Company’s common stock to one of its Affiliates, assign its rights and obligations hereunder to such Affiliate transferee, in which case the prior consent of the Company shall not be required.

Section 2.5 No Third Party Beneficiaries. This Agreement is exclusively for the benefit of the parties hereto, and their respective successors and permitted assigns, and this Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right by virtue of any applicable law in any jurisdiction to enforce any of the terms to this Agreement.

Section 2.6 Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter of this Agreement and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement. Each party hereto acknowledges and agrees that, in entering into this Agreement, such party has not relied on any promises or assurances, written or oral, that are not reflected in this Agreement.

Section 2.7 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

Annex I-3

Section 2.8 Jurisdiction; WAIVER OF TRIAL BY JURY. Any Proceeding based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in federal and state courts located in the State of Delaware, and each of the parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court sitting in the Borough of Manhattan, State of New York, New York County), for the purposes of any Proceeding, claim, demand, action or cause of action arising under this Agreement, waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such arising under this Agreement. Nothing herein contained shall be deemed to affect the right of any party hereto to serve process in any manner permitted by Law or to commence Proceedings or otherwise proceed against the other party hereto in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 2.8. THE PARTIES EACH HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION ARISING UNDER THIS AGREEMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY , IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREE AND CONSENT THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 2.8.

Section 2.9 Specific Performance. The parties hereto acknowledge that the rights of each party hereto to consummate the transactions contemplated hereby are unique and recognize and affirm that in the event of a breach of this Agreement by any party hereto, money damages may be inadequate and such non-breaching party may have no adequate remedy at law. Accordingly, the parties hereto agree that such non-breaching party shall have the right to enforce its rights and the other party’s obligations hereunder by an action or actions for specific performance and/or injunctive relief (without posting of bond or other security), including any order, injunction or decree sought by such non-breaching party to cause the other party to perform its/their respective agreements and covenants contained in this Agreement and to cure breaches of this Agreement, without the necessity of proving actual harm and/or damages or posting a bond or other security therefore. Each party hereto further agrees that the only permitted objection that it may raise in response to any action for any such equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.

Section 2.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by electronic means, including DocuSign, e-mail, or scanned pages, shall be effective as delivery of a manually executed counterpart to this Agreement.

Section 2.11 Amendment. This Agreement may be amended, modified or supplemented at any time only by the written consent of all of the parties hereto, and any amendment, modification or supplement so effected shall be binding on all such parties.

Section 2.12 Rights Cumulative. Except as otherwise expressly limited by this Agreement, all rights and remedies of each of the parties hereto under this Agreement will be cumulative, and the exercise of one or more rights or remedies will not preclude the exercise of any other right or remedy available under this Agreement or law.

Annex I-4

Section 2.13 Further Assurances. Each of the parties hereto shall execute and deliver such further instruments and do such further acts and things as may be required to carry out the intent and purpose of this Agreement.

Section 2.14 Enforcement. Each of the parties hereto covenants and agrees that the disinterested members of the Board have the right to enforce, waive or take any other action with respect to this Agreement on behalf of the Company.

Section 2.15 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

[Signature Page Follows.]

Annex I-5

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as a deed as of the date first written above.

KIN INSURANCE, INC.
By:
Name:
Title:

[Signature Page to Director Nomination Agreement]

Annex I-6

OMNICHANNEL SPONSOR, LLC
By:
Name:
Title:

[Signature Page to Director Nomination Agreement]

Annex I-7

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.Indemnification of Directors and Officers.

Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

In accordance with Section 102(b)(7) of the DGCL, Omnichannel’s charter provides that a director will not be personally liable to Omnichannel or Omnichannel’s stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Omnichannel or Omnichannel’s stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

Omnichannel’s charter provides that Omnichannel will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.

Omnichannel has entered into indemnification agreements with each of its current directors and executive officers. These agreements require Omnichannel to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to Omnichannel, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Pubco’s certificate of incorporation will provide for indemnification of Pubco’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and Pubco’s bylaws will provide for indemnification of Pubco’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL.

In addition, effective upon the consummation of the Business Combination, Pubco will have entered into indemnification agreements with directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require Pubco, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21.Exhibits and Financial Statement Schedules.

The following exhibits are filed as part of this registration statement:

Exhibit	Description
2.1

Business Combination Agreement, dated as of July 19, 2021, by and among Omnichannel Acquisition Corp., Omnichannel Merger Sub Inc. and Kin Insurance, Inc. (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex A).

3.1

Certificate of Incorporation of Omnichannel (incorporated by reference to Exhibit 3.1 to Omnichannel’s Amendment No. 1 to Omnichannel’s Registration Statement on Form S-1 (File No. 333-249686) filed with the SEC on November 17, 2020).

3.2

Amended and Restated Certificate of Incorporation of Omnichannel (incorporated by reference to the corresponding exhibit to Omnichannel’s Current Report on Form 8-K (File No. 001-39726), filed with the SEC on November 25, 2020).

3.3	Bylaws of Omnichannel (incorporated by reference to Exhibit 3.3 to Amendment No. 1 to Omnichannel’s Registration Statement on Form S-l (File No. 333-249686), filed with the SEC on November 17, 2020).
3.4	Form of Pubco Charter (included as Annex C to this proxy statement/prospectus)
3.5	Form of Pubco Bylaws (included as Annex B to this proxy statement/prospectus).
4.1*	Specimen Class A Common Stock Certificate.
4.2

Warrant Agreement between Omnichannel and Continental Stock Transfer & Trust Company, dated as of November 19, 2020 (incorporated by reference to the corresponding exhibit to Omnichannel’s Current Report on Form 8-K (File No. 001-39726), filed with the SEC on November 25, 2020).

5.1*	Opinion of Winston & Strawn LLP as to the validity of the securities being registered.
8.1*	Opinion of Latham & Watkins LLP regarding certain federal income tax matters.
10.1	Form of Subscription Agreement, dated July 19, 2021, by and among Omnichannel Acquisition Corp. and the subscribers party thereto (included as Annex D hereto).
10.2	Form of Sponsor Letter Agreement dated July 19, 2021, by and among Omnichannel Sponsor, LLC, Omnichannel Acquisition Corp. and Kin Insurance, Inc. (included as Annex E hereto).
10.3	Form of Transaction Support Agreement, dated July 19, 2021, by and between Omnichannel Acquisition Corp., Omnichannel Merger Sub, Inc., and the stockholders party thereto (included as Annex F hereto).
10.4+	Form of Lockup Agreement, dated July 19, 2021, by and among Omnichannel Acquisition Corp., Kin and certain of its stockholders, filed with the SEC on July 19, 2021.
10.5	Form of Registration Rights Agreement, by and among Omnichannel Sponsor, LLC, Omnichannel Acquisition Corp. and certain Kin stockholders party thereto (included as Annex H hereto).
10.6	Form of Director Nomination Agreement, by and among between Pubco and Omnichannel Sponsor, LLC (included as Annex I hereto).
10.7**#+

Amended and Restated Loan and Security Agreement, dated June 25, 2021, by and among Kin Insurance, Inc., Kin Risk Management, LLC, Kin MGA, LLC, the other borrowers party thereto, the guarantors party thereto, Guggenheim Life and Annuity Company, as agent, and the lenders party thereto.

10.8#+	Form of Kin Insurance Inc. 2021 Omnibus Incentive Equity Plan.
10.9#+	Form of Kin Insurance 2021 Employee Stock Purchase Plan.
10.10+

Amended and Restated Agency Authorization and Appointment Agreement, dated July 1, 2021, by and between Kin Risk Management, LLC, as attorney-in-fact for Kin Interinsurance Network, and Kin Insurance Network Distributor, LLC.

10.11+	Amended and Restated Attorney-in-Fact Agreement, dated as of July 1, 2021, by and between Kin Risk Management, LLC and Kin Interinsurance Network.
10.12+	Form of Subscribers’ Agreement, by and among Kin Interinsurance Network, Kin Risk Management, LLC and the subscriber party thereto.
10.13	Offer Letter, dated as of April 13, 2018, by and between Kin Insurance, Inc. and Josh Cohen.
23.1	Consent of WithumSmith+Brown, PC.
23.2	Consent of Deloitte & Touche LLP.
23.3*	Consent of Winston & Strawn LLP (included in Exhibit 5.1 hereto).
24.1	Power of Attorney (included on signature page hereto).
99.1*	Form of Preliminary Proxy Card.

Exhibit	Description
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

____________

*        To be filed by amendment.

**      Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

#        Indicates management contract or compensatory plan or arrangement.

+        Previously filed.

Item 22.Undertakings.

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    i.        To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.      To reflect in the proxy statement/prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of proxy statement/prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.       Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.      Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.     The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.      Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)    That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on the 1st day of November, 2021.

OMNICHANNEL ACQUISITION CORP.
By:	/s/ Matt Higgins
Name:	Matt Higgins
Title:	Chief Executive Officer, Chairman and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Matt Higgins	Chief Executive Officer, Chairman and Director	November 1, 2021
Matt Higgins	(Principal Executive Officer)
*	Chief Financial Officer	November 1, 2021
Christine Pantoya	(Principal Financial and Accounting Officer)
*	Chief Operating Officer	November 1, 2021
Austin Simon
*	Director	November 1, 2021
Bobbi Brown
*	Director	November 1, 2021
Albert Carey
*	Director	November 1, 2021
Priya Dogra
*	Director	November 1, 2021
Mark Gerson
*	Director	November 1, 2021
Emmett Shine
* By	/s/ Matt Higgins
Matt Higgins Attorney-in-Fact